Form 10-K, Exhibit 13
period 1993-12-31
CIGNA CORP
filed 1994-03-25
CIK 701221

HIGHLIGHTS

- -----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)            1993            1992           1991            1990           1989
- -----------------------------------------------------------------------------------------------------------------------------
REVENUES:
  Premiums and fees                                    $ 13,712        $ 13,924       $ 14,295        $ 13,986       $ 11,494
  Net investment income and other revenues                4,408           4,493          4,373           4,198          4,001
  Realized investment gains (losses)                        282             165             82             (20)           159
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                              $ 18,402        $ 18,582       $ 18,750        $ 18,164       $ 15,654
- --------------------------------------------------------=====================================================================
INCOME (LOSS) FROM CONTINUING OPERATIONS:
  Employee Life and Health Benefits                    $    589        $    483       $    329        $    291       $    233
  Employee Retirement and Savings Benefits                  159             216            167             161            158
  Individual Financial Services                             110              86             76              67             82
  Property and Casualty                                    (530)           (374)            (7)           (104)            27
  Other Operations                                          (94)            (74)          (112)            (97)           (42)
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                              $    234        $    337       $    453        $    318       $    458
- --------------------------------------------------------=====================================================================
NET INCOME                                             $    234        $    311       $    449        $    330       $    562
Per share:
  Income from continuing operations                        3.25            4.70           6.34            4.20           5.68
  Net income                                               3.25            4.34           6.28            4.36           7.00
  Dividends declared                                       3.04            3.04           3.04            3.04           2.96
Total assets                                             84,975          77,681         74,100          70,899         65,085
Long-term debt                                            1,235             929            848             832            640
Shareholders' equity                                      6,575           5,744          5,863           5,242          5,520
  Per share                                               91.30           80.09          81.93           73.51          70.59
Common shares outstanding (thousands)                    72,015          71,720         71,563          71,313         78,203
Shareholders of record                                   17,491          18,581         19,380          20,234         21,153
Employees                                                50,624          52,255         55,961          56,973         47,677
- -----------------------------------------------------------------------------------------------------------------------------

See Note 1 to the Financial Statements for information regarding the effect of adopting accounting pronouncements.
Results for CIGNA include EQUICOR since the acquisition date of March 29, 1990.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


CONSOLIDATED RESULTS OF OPERATIONS
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                   1993      1992      1991
- ------------------------------------------------------------
Premiums and fees               $ 13,712   $13,924   $14,295
Net investment income              3,902     3,914     3,860
Other revenues                       506       579       513
Realized investment
  gains                              282       165        82
                                --------   -------   -------

Total revenues                    18,402    18,582    18,750
Benefits and expenses             18,237    18,403    18,166
                                --------   -------   -------

Income before taxes,
  extraordinary
  item and cumulative
  effect of
  accounting changes                 165       179       584
Income taxes (benefits)              (69)     (158)      131
                                 -------   -------   -------

Income before
  extraordinary item
  and cumulative effect
  of accounting changes              234       337       453
Extraordinary item,
  net of taxes                        --        --        (4)
Cumulative effect of
  accounting changes                  --       (26)       --
                                 -------   -------   -------
Net income                      $    234   $   311   $   449
- ---------------------------------===========================
Realized investment
  gains, net of taxes           $    224   $   192   $    52
- ---------------------------------===========================

   CIGNA's consolidated net income decreased 25% for 1993, compared with 1992, and declined 31% for 1992, compared with 1991. The decrease for 1993 reflects a third quarter $244 million after-tax charge for legal and associated expenses for reported asbestos-related, environmental pollution and other long-term exposure claims and $107 million in after-tax restructuring charges. In addition, 1993 reflects a benefit of $48 million resulting from the effect on CIGNA's net deferred tax asset of an increase in the federal tax rate. Results for 1992 include a $140 million net after-tax charge for London reinsurance exposures and a $182 million tax benefit (including $24 million related to realized investment results), reflecting a reduction in income tax expense from federal tax audits of CIGNA ("tax adjustment").
   Excluding the above items and after-tax realized investment gains, income before extraordinary item and cumulative effect of accounting changes was $313 million, $127 million and $401 million for 1993, 1992 and 1991, respectively. The 1993 increase primarily reflects overall improvement in the Employee Life and Health Benefits and Individual Financial Services segments as well as lower catastrophe losses in the Property and Casualty segment. The 1992 decrease primarily reflects significant increases in underwriting losses for the Property and Casualty segment, partially offset by improvement in the Employee Life and Health Benefits segment.
   After-tax realized investment gains for 1993 increased compared with 1992, primarily due to higher gains from the sale of equity securities resulting from a restructuring of the portfolio into less volatile investments. Partially offsetting these gains was a higher effective tax rate in 1993, compared with 1992. The higher effective tax rate for 1993, compared with 1992, was primarily due to the $24 million benefit for the favorable tax adjustment in 1992. Also affecting 1993 were higher loss reserves on mortgage loans resulting from continued adverse real estate market conditions.
   After-tax realized investment results increased in 1992, compared with 1991, reflecting gains on the sales of equity securities and fixed maturities (including actively traded fixed maturities, which were included in short-term investments) due to favorable security prices. Partially offsetting these gains were increased loss reserves for fixed maturities and real estate due to adverse economic and real estate market conditions. Realized investment results for 1992 also benefitted from a lower effective tax rate in 1992 than in 1991.
   Consolidated revenues decreased slightly in both 1993 and 1992. The decrease for both years primarily reflects lower premiums and fees for the Property and Casualty segment, partially offset in 1993 by higher premiums and fees for the Employee Life and Health Benefits segment and realized investment gains. The declines in Property and Casualty premiums and fees reflect the continuation of intense price competition in the property and casualty industry and CIGNA's decision to de-emphasize, or substantially withdraw from, certain property and casualty product lines.
   Net income for 1994 (including the adverse effect of the Los Angeles earthquake and the severe winter weather currently estimated at $85 million after-tax) is expected to improve, compared with 1993's results. However, such improvement could be materially affected by a continued adverse property and casualty environment, additional major catastrophes and significant deterioration in real estate market conditions.

OTHER MATTERS

   In connection with the federal tax audits discussed above, an adjustment has been proposed that could result in an assessment of approximately $205 million. CIGNA is currently contesting in court the issue giving rise to such proposed adjustment and, although the outcome is uncertain, management believes that CIGNA should prevail. See Note 8 to the Financial Statements for additional information.
   CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment which could adversely affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards; reform health care; restrict investment practices; expand regulation; and to reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA. Some of the more significant issues are discussed below.
   Federal reform of the United States health care system has been proposed to address issues of availability, affordability and quality. A number of proposals have emerged that could change the way in which health care is financed and provided. Most proposals include some form of managed care, of which CIGNA is a major provider, and the administration's proposal includes price controls. Federal reform could provide flexibility for the states to adopt their own programs, and the reform could result in more stringent regulation for CIGNA's health care business. CIGNA is not able to determine what effect, if any, such enacted reform would have on its future results.
   The Federal Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"), which was passed in 1980, is subject to re-authorization by Congress in 1994; any changes in Superfund's system of allocating responsibility or funding clean-up costs could affect the liability of policyholders and insurers. The proposals being considered by Congress to reform Superfund are in the early stages of development; therefore, CIGNA is not able to determine what effect, if any, such enacted reform would have on its future results.
   The National Association of Insurance Commissioners (NAIC) has developed model solvency-related guidelines ("risk-based capital" rules) to strengthen regulation of insurance companies. Depending on the ratio of the insurer's surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. Risk-based capital rules for the domestic life and property and casualty industries were finalized during 1992 and 1993, respectively. As of December
31, 1993, CIGNA's life insurance and property and casualty insurance subsidiaries were adequately capitalized under the guidelines. However, as the guidelines for property and casualty become more stringent in the future and depending on the future results of the property and casualty operations, additional capital for the property and casualty subsidiaries may be necessary.
   Also, the NAIC is developing risk-based capital guidelines for health maintenance organizations (HMOs) and a proposal that would limit the types and amounts of investment assets that an insurance company can hold. These initiatives are in the preliminary stages and, therefore, CIGNA cannot predict what effect, if any, such guidelines will have on its operations.
   Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are impaired or insolvent. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states.
   The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 17 to the Financial Statements.
   Moody's has recently informed CIGNA that the rating agency is reviewing the debt ratings of CIGNA Corporation and the claims-paying ratings of its insurance companies. The outcome of this review is not expected to have a material adverse effect on CIGNA's financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

   Several accounting pronouncements have recently been issued. In 1993, CIGNA adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." In 1992, several pronouncements were adopted, principally affecting employee benefits and income taxes, which resulted in the recording of an adverse cumulative effect adjustment for accounting changes of $26 million. The following segment discussions exclude the cumulative effect adjustment in 1992, which increased (decreased) net income for Employee Life and Health Benefits, ($146) million; Employee Retirement and Savings Benefits, ($25) million; Individual Financial Services, ($37) million; Property and Casualty, $179 million; and Other Operations, $3 million.
   See Notes 1 and 12 to the Financial Statements for a detailed discussion of recently issued accounting pronouncements and their effect on CIGNA and its business segments.

EMPLOYEE LIFE AND HEALTH BENEFITS
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                   1993      1992      1991
- ------------------------------------------------------------
Premiums and fees                $ 7,438   $ 7,174   $ 7,137
Net investment income                503       504       488
Other revenues                       286       290       314
Realized investment gains            165        53        44
                                   -----     -----     -----
Total revenues                     8,392     8,021     7,983
Benefits and expenses              7,541     7,506     7,501
                                   -----     -----     -----
Income before taxes                  851       515       482
Income taxes                         262        32       153
                                   -----     -----     -----
Income                           $   589   $   483   $   329
- ----------------------------------==========================
Realized investment gains,
  net of taxes                   $   126   $    63   $    28
- ----------------------------------==========================

   Income for the Employee Life and Health Benefits segment increased 22% in 1993, compared with an increase of 47% in 1992. Results for 1992 include a significant tax benefit of $108 million related to federal tax audits for the years 1982 through 1987 and a $20 million after-tax charge related to a review of account balances.
   Excluding the above items and after-tax realized investment gains, income for 1993 was $463 million, compared with $332 million for 1992 and $301 million for 1991. The increase for 1993 reflects an improvement of $71 million in the segment's HMO operations. The HMO improvement reflects approximately $30 million attributable to membership growth, with the balance attributable to rate increases and medical cost management. Also contributing to the 1993 growth in income were improved operating results of $60 million in the group indemnity business primarily reflecting: (1) more favorable claim experience due, in part, to lower medical care cost inflation; and (2) an improvement of $22 million for long-term disability (LTD), primarily due to favorable claim experience as well as rate increases.
   The 1992 improvement, excluding the 1992 items noted above and after-tax realized investment gains, reflects increased income for group indemnity business and HMO operations of $27 million and $4 million, respectively. Favorable group indemnity claim experience combined with HMO enrollment growth and rate increases in excess of medical care cost inflation were primarily responsible for this improvement. Adverse LTD claim experience, resulting in a $21 million reduction in earnings, partially offset the group indemnity improvement.
   Premiums and fees increased 4% in 1993 and 1% in 1992. The 1993 improvement reflects: (1) increased premiums and fees for HMOs of $180 million, primarily reflecting rate increases; and (2) an increase of $84 million in group indemnity businesses (life, $47 million, and medical, $37 million). Growth in the medical indemnity business has been constrained by cancellations and increasing penetration into the indemnity market by prepaid health care providers, and the effect on existing business of customer-influenced changes (including conversions to CIGNA's HMOs and alternative funding programs, reductions in employment levels and benefit plan changes). The slight increase in 1992 reflects growth in premiums and fees for group life business of $196 million, primarily resulting from new sales, and for HMOs of $129 million resulting from rate increases. The improvement in 1992 was constrained by a decline in medical and dental indemnity premiums and fees of $252 million due to customer cancellations and customer-influenced changes, including reductions in employment levels, benefit plan changes and conversions to alternative funding programs.
   Management believes that adding premium equivalents to premiums and fees (adjusted premiums and fees) produces a more meaningful measure of business volume. Premium equivalents generally represent paid claims and are additional premiums that would have been earned under alternative funding programs, such as minimum premium and administrative services only (ASO) plans, if these coverages had been written as traditional indemnity and HMO programs. ASO plans generally do not involve the assumption of insurance or significant credit risks; therefore, profit margins for such plans are often lower than for traditional programs.
   Adjusted premiums and fees were $17.5 billion, $17.0 billion and $16.5 billion in 1993, 1992 and 1991, respectively. Premium equivalents, as a percentage of total adjusted premiums and fees, were 57% in 1993, 58% in 1992 and 57% in 1991. ASO plans accounted for 45%, 40% and 36% of total adjusted premiums and fees in 1993, 1992 and 1991, respectively. The increase in premium equivalents since 1991 reflects continued sales of, as well as conversions of existing traditional business to, ASO plans (principally HMO programs).
   The adjusted premium mix in 1993 was approximately 54% medical insurance, 24% prepaid health and dental care, 8% dental insurance, 9% life, 3% long-term disability and 2% other coverages.
   Indemnity claims paid for insured plans and claims paid for alternative funding programs, including ASOs, for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Insured plans                   $  3,465  $  3,378  $  3,151
Alternative funding programs       9,917     9,606     9,187
- ------------------------------------------------------------
Total                           $ 13,382  $ 12,984  $ 12,338
- ---------------------------------===========================

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                     1993     1992     1991
- ------------------------------------------------------------
Premiums and fees                  $   296   $  248   $  300
Net investment income                1,846    1,893    1,879
Realized investment gains (losses)     (31)       7       --
                                     -----    -----    -----
Total revenues                       2,111    2,148    2,179
Benefits and expenses                1,888    1,892    1,937
                                     -----    -----    -----
Income before taxes                    223      256      242
Income taxes                            64       40       75
                                        --       --       --
Income                              $  159   $  216   $  167
- -------------------------------------=======================
Realized investment gains (losses),
  net of taxes                      $  (23)  $   16   $   --
- -------------------------------------=======================

   Income for the Employee Retirement and Savings Benefits segment decreased 26% in 1993, compared with an increase of 29% in 1992. Included in the results for both years were favorable tax adjustments resulting from federal tax audits of $3 million (including a $3 million charge related to realized investment results) in 1993, compared with $41 million (including a $14 million benefit related to realized investment results) in 1992.
   Excluding after-tax realized investment results and the favorable tax adjustments, income for 1993 was $176 million, compared with $173 million for 1992 and $167 million in 1991. Earnings growth for 1993 principally reflects higher earnings from an increased asset base, while the 1992 growth reflects lower operating expenses as well as higher earnings from an increased asset base. Earnings growth during 1993 and 1992 was constrained by lower investment yields due to lower interest rates and, for 1992, the effect of non-accruals.
   Assets under management is generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Balance at January 1                      $ 32,736   $31,826
Premiums and deposits                        2,960     2,716
Investment income                            2,876     2,785
Appreciation (depreciation)
  in fair value of securities                  626      (277)
Customer withdrawals                        (2,915)   (2,441)
Benefit payments and other                  (1,814)   (1,873)
- ------------------------------------------------------------
Balance at December 31                    $ 34,469   $32,736
- -------------------------------------------=================

   Approximately 45% and 42% of the premiums and deposits for 1993 and 1992, respectively, were from new customers. Appreciation in the fair value of securities for 1993 includes $521 million resulting from the implementation of SFAS No. 115. See Note 1 to the Financial Statements for additional information.
   Asset growth in 1993 was constrained by increased customer withdrawals. The withdrawals in 1993 reflect approximately $840 million for payment to two large customers under contracts that were terminated prior to 1993. Management expects that asset growth will continue to be constrained by withdrawals and lower deposits resulting from decisions by plan sponsors to diversify assets and fund management.
   Premiums and fees increased 19% in 1993 and decreased 17% in 1992. The increase in 1993 was due primarily to higher group annuity sales. The decrease in 1992 primarily reflects lower sales of single premium annuities. Net investment income decreased 2% in 1993, compared with a modest increase in 1992. The decline for 1993 reflects the effects of lower yields on invested assets. The 1992 increase reflects growth in assets under management, partially offset by lower yields.

INDIVIDUAL FINANCIAL SERVICES
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                    1993      1992     1991
- ------------------------------------------------------------
Premiums and fees                 $   814   $   710  $   699
Net investment income                 583       457      380
Other revenues                         65        98       68
Realized investment losses            (15)      (15)      (7)
                                  -------     -----   ------
Total revenues                      1,447     1,250    1,140
Benefits and expenses               1,283     1,142    1,023
                                  -------     -----   ------
Income before taxes                   164       108      117
Income taxes                           54        22       41
                                  -------     -----    -----
Income                            $   110   $    86  $    76
- -----------------------------------=========================
Realized investment losses,
  net of taxes                    $   (13)  $    --  $    (6)
- -----------------------------------=========================

   Income for the Individual Financial Services segment increased 28% and 13% in 1993 and 1992, respectively. Included in 1992 results were: (1) an after-tax loss of $39 million, primarily related to litigation associated with syndicated investment products, (2) an after-tax gain of $20 million from the sale of a significant portion of CIGNA's mutual fund advisory business and (3) an after-tax gain of $12 million relating to the termination of a reinsurance contract.
   Excluding after-tax realized investment results and the above items for 1992, income for 1993 was $123 million, compared with $93 million for 1992 and $82 million for 1991. The increase for 1993 primarily reflects: (1) $20 million from improved margins and higher sales for interest-sensitive business (particularly corporate-owned life insurance) and (2) improved reinsurance earnings. Results for 1992, compared with 1991, reflect more favorable mortality and improved margins on interest-sensitive products.
   Premiums and fees increased 15% and 2% in 1993 and 1992, respectively. Universal life deposits, which are not included in revenues, and direct individual life premiums and fees totaled $2.7 billion, $1.2 billion and $1.1 billion in 1993, 1992 and 1991, respectively. Net investment income increased 28% and 20% in 1993 and 1992, respectively. These increases, as well as the increase in benefits and expenses, primarily reflect increased sales and overall growth in interest-sensitive business. Also, the growth in premiums and fees in 1992 was partially offset by the effects of a 1991 cancellation of a large unprofitable contract.

PROPERTY AND CASUALTY
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                    1993      1992     1991
- ------------------------------------------------------------
Premiums and fees                 $ 5,136   $ 5,760  $ 6,114
Net investment income                 753       842      898
Other revenues                        254       254      220
Realized investment gains             185       119       55
                                    -----     -----    -----
Total revenues                      6,328     6,975    7,287
Benefits and expenses               7,290     7,604    7,412
                                    -----     -----    -----
Loss before tax benefits             (962)     (629)    (125)
Income tax benefits                  (432)     (255)    (118)
                                    -----     -----    -----
Loss                               $ (530)  $  (374) $    (7)
- ------------------------------------========================
Realized investment gains,
  net of taxes                     $  150   $   111  $    36
- ------------------------------------========================

   Losses for the Property and Casualty segment have risen substantially since 1991. Included in the losses were the following items that affect the year-over-year comparisons.

* Charges of $244 million after-tax ($375 million pre-tax) were recorded in the third quarter of 1993 for future legal and associated expenses for reported asbestos-related, environmental pollution and other long-term exposure claims.
* An after-tax charge of $97 million for restructuring initiatives in the domestic and international operations was included in 1993 results. Results for 1992 include an after-tax charge of $16 million for restructuring initiatives in the international operations.
* A $24 million tax benefit resulting from the effect on CIGNA's net deferred tax asset of an increase in the federal income tax rate was recorded in 1993.
* A charge of approximately $40 million after-tax ($60 million pre-tax) for a reserve increase for CIGNA's self-insurance programs (primarily errors and omissions and workers' compensation) was reflected in 1993's results.
* Results for 1992 include a net after-tax charge of $140 million, reflecting a $290 million charge to underwriting losses for London reinsurance exposures, partially offset by a reduction in other operating expenses of $150 million for a closed book of reinsurance business. Additional reserves were established in 1993 for London reinsurance exposures totaling $16 million after-tax ($25 million pre-tax).
* A $22 million benefit was recorded in 1992 reflecting the favorable tax adjustment related to federal tax audits for the years 1982 through 1987.

   Excluding the items noted above and after-tax realized investment results, losses for 1993, 1992 and 1991 were $307 million, $351 million and $43 million, respectively. The decline in losses for 1993 primarily reflects lower underwriting losses due principally to lower catastrophes. The increased loss for 1992 was primarily due to higher underwriting losses.
   Underwriting losses, excluding the asbestos and environmental, London reinsurance and self-insurance reserve items noted above, were $1.2 billion, $1.3 billion and $973 million in 1993, 1992 and 1991, respectively, and continue to be adversely affected by the highly competitive pricing environment. Also affecting underwriting losses in 1993, compared with 1992, were lower catastrophes, partially offset by higher losses for insured events of prior years.
   In addition to the competitive pricing environment, losses for 1992, compared with 1991, reflect large catastrophe losses, partially offset by reduced operating costs resulting from cost reduction initiatives and reduced losses resulting from de-emphasis of workers' compensation business that involves standard risk transfer.
   Included in underwriting results for 1993, 1992 and 1991 were catastrophe losses, net of reinsurance, of $145 million (before reinsurance ("gross"), $308 million), $251 million (gross, $402 million) and $68 million (gross, $79 million), respectively. Catastrophe losses for 1993 included $41 million (gross, $173 million) for the World Trade Center bombing and $36 million (gross, $38 million) for the East Coast blizzard. Catastrophe losses for 1992 included $95 million (gross, $194 million) for Hurricane Andrew, $56 million (gross, $88 million) for Hurricane Iniki and $42 million (gross, $53 million) for the Los Angeles riots.
   CIGNA's principal property catastrophe reinsurance program provides approximately 95% recovery of losses between $70 million and $350 million, except for international losses, for which recovery begins at $40 million. As a result of the increased cost and decreased availability of reinsurance coverages, effective July 1, 1993, CIGNA increased its retention limits on catastrophe reinsurance coverages from $50 million to $70 million per occurrence for its domestic operations and from $20 million to $40 million for international operations. Catastrophe losses below the lower end of the program coverage are retained by CIGNA. As a result of these coverage changes, CIGNA's future results of operations could be more volatile, depending on the frequency and severity of future catastrophes.
   Results for 1991 reflect fresh start benefits of $38 million and Section 847 benefits of $48 million. For 1993 and 1992, such benefits were not recognized in accordance with SFAS No. 109, "Accounting for Income Taxes."
   Premiums and fees decreased 11% in 1993 and 6% in 1992. Approximately half of these declines was attributable to reduced writings of workers' compensation that involves risk transfer and writing workers' compensation policies with higher customer risk retention. The remaining decrease primarily reflects reduced writings due to worldwide price competition in CIGNA's core commercial lines, particularly domestic commercial packages and casualty lines and the international property lines. The 1992 decline also reflects CIGNA's decision to substantially withdraw from the personal automobile insurance market. The decline in premiums and fees for both years was partially offset by growth in international life business. Premiums and fees are expected to continue to decrease through 1994 as a result of these factors.
   Net investment income decreased 11% and 6% in 1993 and 1992, respectively. The decrease for 1993 reflects an overall decline in interest rates, negative cash flows due to underwriting losses, and a decline in business volume. The 1992 decrease primarily reflects an overall decline in interest rates and changes in investment asset mix.
   CIGNA has taken steps to improve its results by reorganizing its domestic property and casualty operations under new management and by adopting initiatives to improve the quality of its underwriting. The domestic operations' strategy is to emphasize specialty lines of business and in certain commercial lines write business on a group basis, as opposed to individual risks. In addition, the domestic operations intend to emphasize writings of workers' compensation that involve standard risk transfer in states with regulatory climates where CIGNA believes it can operate profitably. Also, CIGNA has reduced writings of voluntary personal automobile and reinsurance coverages and has revised its underwriting guidelines for its European property business in an attempt to improve its results.

   During the third quarter of 1993, CIGNA recorded an after-tax charge of $97 million ($150 million pre-tax) for Property and Casualty restructuring initiatives. The restructuring charge consisted of the following on a pre-tax basis: severance -- $75 million, representing costs associated with nonvoluntary employee terminations; real estate -- $35 million, primarily related to office lease terminations; legal and consulting fees -- $18 million, associated with completing restructuring initiatives; and other costs -- $22 million, primarily for employee relocation and outplacement services. The cash outlays associated with the restructuring initiatives began in the fourth quarter of 1993 and will continue through 1995, with the majority of the cash outlays occurring in 1994. CIGNA will fund the restructuring cost through liquid assets, and such funding will not have a material adverse effect on its liquidity. CIGNA expects that the restructuring initiatives, when completed, will result in annual cost savings of approximately $50 million to $70 million after-tax.

RESERVES

   CIGNA's reserving methodology and significant issues affecting the estimation of loss reserves are described in its Form 10-K and additional information is included in Note 16 to the Financial Statements.
   In summary, property and casualty reserves are an estimate of future amounts needed to pay claims and related expenses for insured events that have occurred, including events that have not been reported to CIGNA. The basic assumption underlying the many standard actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. Estimating property and casualty reserves thus relies heavily on judgment and is subject to uncertainties that are normal, recurring and inherent. CIGNA revises its estimate of the liability for insured events of prior years as new data become available.
   CIGNA continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in estimating losses have grown in the last decade because of changes in social and legal trends that expand the liability of insureds, establish new liabilities and reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA. Such changes from past experience significantly affect the ability of insurers to estimate liabilities for unpaid losses and related expenses.
   In management's judgment, based on known facts and current law, reserves are appropriate. However, future changes in estimates of CIGNA's liability for insured events may adversely affect results in future periods.
   The following table shows the adverse pre-tax effects on CIGNA's results of operations from insured events of prior years (prior year development) for the year ended December 31:

- -------------------------------------------------------------------
(Dollars in millions)          1993     %   1992     %   1991     %
- -------------------------------------------------------------------
Asbestos-related              $ 171    22  $  69    11   $ 45    13
Environmental pollution         394    50    127    19     83    25
Other long-term exposure         76    10     16     2     21     6
Unrecoverable reinsurance        28     3     89    14     28     8
London reinsurance               31     4    228    35     --    --
- -------------------------------------------------------------------
                                700    89    529    81    177    52
All other                        89    11    127    19    164    48
- -------------------------------------------------------------------
Total                         $ 789   100  $ 656   100   $341   100
- -------------------------------====================================

ASBESTOS-RELATED, ENVIRONMENTAL POLLUTION AND
OTHER LONG-TERM EXPOSURE CLAIMS

   CIGNA continues to receive asbestos and environmental pollution claims asserting a right to recovery under insurance policies issued by CIGNA. In addition, other long-term exposure claims, such as those resulting from breast implants, are beginning to increase.
   CIGNA re-evaluated its reported asbestos-related and environmental pollution claims to determine if legal costs could be reasonably estimated and reserves established. As a result, prior year development for 1993 includes a pre-tax charge of $375 million for future legal and associated expenses for reported asbestos-related ($72 million) and environmental pollution ($268 million) claims, and $35 million for other long-term exposure claims.
   For the reasons discussed in Note 16 to the Financial Statements and in the Description of Business section of the Form 10-K, CIGNA expects that its future results will continue to be adversely affected by losses and legal expenses for these types of claims. Because of the significant uncertainties involved and the likelihood that they will not be resolved in the near future, CIGNA is unable to reasonably estimate the additional losses and expenses and, therefore, is unable to determine whether such amounts will be material to its future results of operations, liquidity or financial condition.

UNRECOVERABLE REINSURANCE

   Losses for unrecoverable reinsurance are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of reinsurer insolvencies and disputes under reinsurance contracts. Losses for unrecoverable reinsurance for 1992 included $62 million for London reinsurance exposures. Additional charges for unrecoverable reinsurance are likely to affect future results adversely, although the amounts and timing cannot be reasonably estimated.

LONDON REINSURANCE

   Losses for London reinsurance in 1992 resulted from a review of CIGNA's London property and casualty reinsurance exposures related to large catastrophes occurring in recent years. The losses in 1993 resulted from an update of that review.

ALL OTHER

   The 1993 prior year development was primarily for commercial packages. Prior year development in 1992 was primarily attributable to domestic and international reinsurance, commercial packages and workers' compensation. The 1991 development was primarily for workers' compensation and commercial packages.

OTHER OPERATIONS

   Other Operations primarily includes unallocated investment income, expenses and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business, non-insurance operations engaged primarily in investment and real estate activities, and the California personal automobile and homeowners insurance businesses that CIGNA retained from the 1989 sale of the Horace Mann companies. On January 15, 1994, the California business was sold, resulting in a gain of approximately $20 million after-tax that will be recognized in 1994.
   Net losses for Other Operations were $94 million, $74 million and $112 million for 1993, 1992 and 1991, respectively. After-tax realized investment results included in these amounts were losses of $16 million, gains of $2 million and losses of $6 million for 1993, 1992 and 1991, respectively. Included in the losses were: (1) a $6 million tax benefit in 1993 from the effect of the tax rate change; (2) the unfavorable tax adjustment of $3 million in 1992; and (3) gains of $11 million after-tax and $4 million after-tax on the sales of CIGNA's equity interest in Paine Webber Group, Inc. in 1992 and 1991, respectively.
   Excluding after-tax realized investment results and the above items, losses for both 1993 and 1992 were $84 million and $110 million for 1991. Losses for 1993 were level with 1992 primarily reflecting higher net interest expense of $4 million after-tax, offset by reduced losses on investment and real estate operations. The decreased loss for 1992, compared with 1991, primarily reflects reductions in operating expenses of $14 million, due in part to lower interest expense; and reduced losses on investment and real estate operations of $7 million.

LIQUIDITY AND CAPITAL RESOURCES
(In millions)
- ------------------------------------------------------------
FINANCIAL SUMMARY                     1993     1992     1991
- ------------------------------------------------------------
Short-term investments             $ 1,357  $ 3,133  $ 2,890
Cash and cash equivalents            1,211    1,011    1,863
Short-term debt                        351      475      385
Long-term debt                       1,235      929      848
Shareholders' equity                 6,575    5,744    5,863
- ------------------------------------------------------------

   CIGNA's operations have liquidity requirements that vary among the principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Accident and health, as well as property and casualty reserves, consist of both short-term and long-term liabilities. Life insurance reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed-income investments. Property and casualty claim demands are less predictable in nature, requiring greater liquidity in the investment portfolio.
   Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and through utilization of overall positive cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty operations, resulting from underwriting losses. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash equivalents in the aggregate. The decrease in short-term investments in 1993 reflects the reclassification of amounts previously included in short-term investments to fixed maturities as a result of implementing SFAS No. 115.
   During 1993, cash and cash equivalents increased $200 million from $1.0 billion as of December 31, 1992. This increase primarily reflects deposits and interest credited, net of withdrawals, to contractholder deposit funds; issuance of long-term debt; and cash flows from operating activities, primarily resulting from earnings and the timing of cash receipts and cash disbursements. The increase was partially offset by net investment purchases and payments of dividends on CIGNA common stock.
   The 1992 decline in cash and cash equivalents reflects net investment purchases, primarily of longer-term securities; and payments of dividends on CIGNA common stock, partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds; issuance of long-term debt; proceeds from sales of equity interests in MBIA and Paine Webber, and a mutual fund advisory business; and cash flows from operating activities. Cash flows from operating activities primarily resulted from earnings; timing of cash receipts reflecting, in part, an increased emphasis on receivable collections; and timing of cash disbursements, including income tax payments and payment of insurance and other liabilities relating to lines of business that are being de-emphasized.
   The 1991 decrease in cash and cash equivalents primarily reflects investment purchases net of investments sold, including proceeds from Crusader and affiliate sales. The decrease also reflects a net reduction in short- and long-term debt and payments of dividends on CIGNA common stock. The above factors were partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds, and cash flows from operating activities, primarily resulting from earnings and the timing of cash receipts and disbursements.
   Funds provided from premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payments of claims, benefits and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of CIGNA taking advantage of current investment opportunities.
   CIGNA's insurance subsidiaries are subject to various regulatory restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1993, CIGNA had available approximately $650 million of committed and uncommitted lines of credit with banks.
   CIGNA's capital resources represent funds available for long-term business commitments and primarily consist of retained earnings and proceeds from the issuance of long-term debt and equity securities. Capital resources provide protection for policyholders and the financial strength to support the underwriting of insurance risks, and allow for continued business growth. The amount of capital resources that may be needed is determined by CIGNA's senior management and Board of Directors, as well as by regulatory requirements. The allocation of resources to new long-term business commitments is designed to achieve an attractive return, tempered by considerations of risk and the need to support CIGNA's existing businesses.

   CIGNA's financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of long-term debt and equity securities. CIGNA continues to be well capitalized, with sufficient borrowing capacity to meet the anticipated needs of its business.
   CIGNA had $1.2 billion of long-term debt outstanding at December 31, 1993, compared with $929 million at December 31, 1992. This increase primarily reflects issuances in 1993 of $100 million of 7.4% unsecured Notes due in 2003, $100 million of 8.3% unsecured Notes due in 2023, $100 million of 7.65% unsecured Notes due in 2023 and $27 million of Medium-term Notes. The proceeds from these issues were used for general corporate purposes, including the repayment of certain debt at maturity. In 1992, CIGNA issued $100 million of 8-1/4% unsecured Notes due in 2007 and $11 million of Medium-term Notes, the proceeds of which were used for general corporate purposes, including the repayment at maturity of Medium-term Notes. In 1991, CIGNA issued $100 million of 8-3/4% unsecured Notes due in 2001 and $119 million of Medium-term Notes. Substantially all of CIGNA's 13% Sterling Foreign Currency Loan Stock, with an outstanding principal balance of approximately $53 million, was repurchased in 1991. The effect of this early extinguishment of debt, an after-tax loss of approximately $4 million, has been reflected in the financial statements as an extraordinary item.
   At December 31, 1993, CIGNA had approximately $950 million remaining under shelf registration statements that may be issued as debt and equity securities, depending upon market conditions and CIGNA's capital requirements. In January 1994, CIGNA issued $100 million of unsecured 6-3/8% Notes due in 2006 under one of the shelf registration statements.
   As a result of property and casualty underwriting losses, CIGNA contributed $150 million of capital in 1993 to enhance the capital base of the domestic property and casualty operations. Additional capital contributions may be needed as a result of continued property and casualty losses; however, such amounts are not reasonably estimable at this time.
   During 1993, CIGNA restructured the investment portfolio supporting its Property and Casualty segment in order to reduce its investment risk by selling equity securities and reinvesting the proceeds in fixed maturities. Realized gains for the Property and Casualty segment of $185 million pre-tax primarily reflect gains resulting from the portfolio restructuring activities and the sale of short-term investments.

INVESTMENT ASSETS
- ------------------------------------------------------------
                                         As of December 31,
(In millions)                           1993            1992
- ------------------------------------------------------------
Fixed maturities: at amortized cost $ 12,375        $ 25,095
Fixed maturities: at fair value       19,380              --
Equity securities                      1,849           2,321
Mortgage loans                        10,021          10,918
Real estate                            1,780           1,452
Other                                  5,323           5,562
- ------------------------------------------------------------
Total investment assets             $ 50,728        $ 45,348
- -------------------------------------=======================

   CIGNA's investment assets are generally managed to reflect the underlying characteristics of the related insurance and contractholder liabilities. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 1, 3 and 4 to the Financial Statements and in CIGNA's Form 10-K.
   Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:

- ------------------------------------------------------------
                                        1993            1992
- ------------------------------------------------------------
Fixed maturities                         33%             38%
Mortgage loans                           59%             60%
Real estate                              56%             54%
- ------------------------------------------------------------

   Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income, except under unusual circumstances.

FIXED MATURITIES

   Investments in fixed maturities (bonds) include publicly traded and private placement debt securities; mortgage-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. In accordance with SFAS No. 115, fixed maturities classified as held to maturity are carried at amortized cost, net of impairments, and those classified as available for sale are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity.

QUALITY RATINGS

   The quality ratings of bonds classified as available for sale (primarily public bonds) and as held to maturity (primarily private placement investments) as of December 31, 1993 were as follows:

- -------------------------------------------------------------
                              Available    Held to
(In millions)                  for Sale   Maturity      Total
- -------------------------------------------------------------
Aaa                             $ 8,802    $ 1,172    $ 9,974
Aa                                2,410      1,536      3,946
A                                 5,205      2,646      7,851
Baa                               2,589      5,613      8,202
- -------------------------------------------------------------
Investment grade                 19,006     10,967     29,973
- -------------------------------------------------------------
Ba                                  233      1,027      1,260
B                                   118        353        471
C                                    15         28         43
In/near default                       8        123        131
- -------------------------------------------------------------
Below investment grade              374      1,531      1,905
- -------------------------------------------------------------
Total bonds before cumulative
  write-downs and valuation
  reserves                       19,380     12,498     31,878
Less cumulative write-downs and
  valuation reserves                 --        123        123
- -------------------------------------------------------------
Total                           $19,380    $12,375    $31,755
- ---------------------------------============================

   Public bonds were rated by outside rating agencies; private placement investments were rated by CIGNA on a basis that it believes is generally consistent with methodologies of outside rating agencies. As of December 31, 1993, the NAIC rated approximately 7% of CIGNA's bonds as below investment grade, compared with 6% based on the above ratings.
   Approximately 36% of the below investment grade securities relate to policyholder contracts.
   All private placement investments are made after credit analysis, and are diversified by industry and issuer. Private placement investments are generally less marketable than public bonds, and yields are generally higher for comparable credit risk. Further, private placement investments generally contain financial and other covenants that allow CIGNA to monitor the debtor for early signs of deteriorating financial strength so it can take remedial actions, if warranted.
   As a result of the higher yields and the inherent risk associated with below investment grade securities, gains or losses could significantly affect future earnings, although such effects are not expected to be material to CIGNA's financial condition.

PROBLEM BONDS*

   Bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, are considered problem bonds. As of December 31, problem bonds, including amounts attributable to policyholder contracts, and related cumulative write-downs were as follows:

- ------------------------------------------------------------
(In millions)                               1993        1992
- ------------------------------------------------------------
Delinquent bonds                            $131        $296
  Less cumulative write-downs                 52          82
                                             ---         ---
                                              79         214
                                             ---         ---
Restructured bonds                           383         401
  Less cumulative write-downs                 55          37
                                             ---         ---
                                             328         364
- ------------------------------------------------------------
Problem bonds                               $407        $578
- ---------------------------------------------===============

   Problem bonds attributable to policyholder contracts represented 35% and 45% of total problem bonds at December 31, 1993 and 1992, respectively.

POTENTIAL PROBLEM BONDS*

   Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. As of December 31, potential problem bonds, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves were as follows:

- ------------------------------------------------------------
(In millions)                               1993        1992
- ------------------------------------------------------------
Potential problem bonds                     $225        $616
 Less cumulative write-downs and
    valuation reserves                        11          47
- ------------------------------------------------------------
Potential problem bonds                     $214        $569
- ---------------------------------------------===============

   Potential problem bonds attributable to policyholder contracts represented 30% and 43% of total potential problem bonds at December 31, 1993 and 1992, respectively.

*Bonds in these categories are principally classified as held to maturity.

CUMULATIVE WRITE-DOWNS AND VALUATION RESERVES FOR BONDS

   The activity in cumulative write-downs and valuation reserves for bonds for the year ended December 31 was as follows:

- -----------------------------------------------------------------------------------------------------------------------------
                                                                   1993                                    1992
- -----------------------------------------------------------------------------------------------------------------------------
                                                  Policyholder                            Policyholder
(In millions)                                        Contracts       CIGNA      Total        Contracts      CIGNA       Total
- -----------------------------------------------------------------------------------------------------------------------------
Beginning balance -- January 1                           $  89       $  81       $170             $ 74       $ 57        $131
Additions to cumulative write-downs                         23          37         60               41         43          84
Net increase (decrease) in valuation reserves               (8)        (10)       (18)              --          1           1
Charge-offs upon sales, repayments and other                (2)         (1)        (3)             (26)       (20)        (46)
Transfers to equity securities                             (48)        (38)       (86)              --         --          --
- -----------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                            $  54       $  69       $123             $ 89       $ 81        $170
- ----------------------------------------------------------===================================================================

   Included in the total ending balances above as of December 31, 1993 and 1992 were $5 million and $4 million of cumulative write-downs, respectively, for bonds no longer classified as problem or potential problem bonds.
   The after-tax adverse effect of write-downs and net increase (decrease) in valuation reserves on CIGNA's net income was $18 million, $29 million and $25 million for 1993, 1992 and 1991, respectively.
   In 1993, certain bonds were restructured into equity securities. Accordingly, assets of $102 million, which were net of cumulative write-downs of $86 million, were transferred from bonds to equity securities. In addition, during 1993 and 1992, $15 million and $3 million of write-downs were established for equity securities, including $1 million attributable to policyholder contracts for 1993. As of December 31, 1993 and 1992, CIGNA had cumulative write-downs for equity securities of $78 million and $22 million, respectively, including $39 million and $12 million attributable to policyholder contracts.

EFFECT OF NON-ACCRUALS FOR BONDS

   Interest income is recognized on problem bonds only when payment is received. The adverse effect of non-accruals for bonds (in total and by type) on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:

- -----------------------------------------------------------------------------------------------------------------------------
                                                          1993                        1992                        1991
- -----------------------------------------------------------------------------------------------------------------------------
                                             Policyholder                 Policyholder                Policyholder
(In millions)                                   Contracts       CIGNA        Contracts      CIGNA        Contracts      CIGNA
- -----------------------------------------------------------------------------------------------------------------------------
Net investment income under original contract terms  $ 35        $ 46            $  46       $ 50             $ 31       $ 36
Less net investment income received                    19          27               22         19               11         11
                                                     ----        ----             ----       ----             ----       ----
Forgone investment income                              16          19               24         31               20         25
Tax effect                                             --          (7)              --        (11)              --         (8)
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                           $ 16        $ 12            $  24       $ 20             $ 20       $ 17
- ------------------------------------------------------=======================================================================
Forgone investment income by type:
  Delinquent bonds                                   $  4        $  8            $  11       $ 16             $ 13       $ 11
  Restructured bonds                                   12          11               13         15                7         14
                                                     ----        ----             ----       ----             ----       ----
Forgone investment income                              16          19               24         31               20         25
Tax effect                                             --          (7)              --        (11)              --         (8)
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                           $ 16        $ 12            $  24       $ 20             $ 20       $ 17
- ------------------------------------------------------=======================================================================

MORTGAGE LOANS
- --------------------------------------------------------------
                                            As of December 31,
                                              1993      1992
- --------------------------------------------------------------
Mortgage loans (in millions)               $10,021     $10,918
By type:
  Office buildings                              40%         42%
  Retail facilities                             37          35
  Hotels                                         7           8
  Apartment buildings                           10           9
  Other                                          6           6
- --------------------------------------------------------------
    Total                                      100%        100%
- --------------------------------------------==================

   CIGNA's investment strategy calls for diversification of the mortgage loan portfolio. CIGNA follows guidelines relative to property type, location, borrower and loan size to reduce its exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans through the review of loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for all commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.
   Continued adverse conditions in real estate markets and more stringent lending practices by financial institutions have affected scheduled maturities of mortgage loans. During 1993, approximately $1.2 billion of mortgage loans was scheduled to mature, of which $194 million was paid in full, $183 million was extended at existing loan rates for a weighted average of six months and $493 million was refinanced at current market rates. Mortgage loan extensions and refinancings are loans in good standing. The remainder of the scheduled maturities relate to problem investments, including $129 million that was foreclosed or was in the process of foreclosure. The effect of not receiving timely cash payments on maturing mortgage loans is not expected to have a material adverse effect on CIGNA's results of operations, liquidity or capital resources.

PROBLEM MORTGAGE LOANS

   CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate. As of December 31, 1993, restructured mortgage loans with a carrying value of approximately $276 million had their original maturity date extended, with an average extension of four years. Restructured mortgage loans generated annualized cash returns averaging approximately 6% as of December 31, 1993.
   As of December 31, problem mortgage loans, including amounts attributable to policyholder contracts, and related valuation reserves were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Delinquent mortgage loans                    $ 162   $   238
  Less valuation reserves                       32        20
                                              ----     -----
                                               130       218
                                              ----     -----
Restructured mortgage loans                    839       962
  Less valuation reserves                      105        79
                                              ----     -----
                                               734       883
- ------------------------------------------------------------
Problem mortgage loans                       $ 864   $ 1,101
- ----------------------------------------------==============

   Problem mortgage loans attributable to policyholder contracts represented 56% and 52% of total problem mortgage loans at December 31, 1993 and 1992, respectively.
   As of December 31, delinquent and restructured mortgage loans by type and by region, including amounts attributable to policyholder contracts, were as follows:

- ------------------------------------------------------------------
                        1993                       1992
- ------------------------------------------------------------------
(In millions)    Delinquent Restructured  Delinquent  Restructured
- ------------------------------------------------------------------
Concentration by type:
  Office buildings     $105         $376        $ 99          $506
  Hotels                 13          237          72           215
  Apartment buildings     2           51          20            83
  Retail facilities       2           41           2            41
  Other                   8           29          25            38
- ------------------------------------------------------------------
Total                  $130         $734        $218          $883
- ------------------------==========================================
Concentration by region:
  Central              $ 22         $245        $ 12          $311
  Middle Atlantic        67          181         150           134
  Pacific                30           84          45           161
  South Atlantic          9          110           9           111
  New England             1           85           1           129
  Other                   1           29           1            37
- ------------------------------------------------------------------
Total                  $130         $734        $218          $883
- ------------------------==========================================

POTENTIAL PROBLEM MORTGAGE LOANS

   Potential problem mortgage loans include: (1) fully current loans that are judged by management to have certain characteristics that increase the likelihood of problem classification; (2) fully current loans for which the borrower has requested restructuring; and (3) loans that are 30 to 59 days delinquent with respect to interest or principal payments. As of December 31, 1993, approximately 80% of potential problem mortgage loans were fully current under their original terms. As of December 31, potential problem mortgage loans, including amounts attributable to policyholder contracts, and related valuation reserves were as follows:

- -----------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                           1993             1992
- -----------------------------------------------------------------------------------------------------------------------------
Potential problem mortgage loans                                                                      $  627           $  745
  Less valuation reserves                                                                                 79               74
- -----------------------------------------------------------------------------------------------------------------------------
Potential problem mortgage loans                                                                      $  548           $  671
- -------------------------------------------------------------------------------------------------------======================

   Potential problem mortgage loans attributable to policyholder contracts represented 59% and 60% of total potential problem mortgage loans at December 31, 1993 and 1992, respectively.

VALUATION RESERVES FOR MORTGAGE LOANS

   The activity in valuation reserves for mortgage loans during the year ended December 31 was as follows:

- -----------------------------------------------------------------------------------------------------------------------------
                                                                   1993                                    1992
- -----------------------------------------------------------------------------------------------------------------------------
                                                  Policyholder                            Policyholder
(In millions)                                        Contracts       CIGNA      Total        Contracts      CIGNA       Total
- -----------------------------------------------------------------------------------------------------------------------------
Beginning balance -- January 1                           $ 106       $  78      $ 184            $ 109       $ 61       $ 170
Net increase in valuation reserves                          48          62        110               51         32          83
Charge-offs upon sales, repayments and other               (13)        (10)       (23)             (10)         1          (9)
Transfers to real estate                                   (36)        (19)       (55)             (44)       (16)        (60)
- -----------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                            $ 105       $ 111      $ 216            $ 106       $ 78       $ 184
- ----------------------------------------------------------===================================================================

   The after-tax adverse effect of the net increase in valuation reserves on CIGNA's net income was $40 million, $21 million and $30 million for 1993, 1992 and 1991, respectively.
   Valuation reserves for mortgage loans include reserves for loans which are in-substance foreclosures (classified as problem mortgage loans) and such loans are carried at the fair value of the underlying property. As of December 31, 1993, such loans amounted to approximately $17 million and are net of valuation reserves of approximately $17 million. The carrying value of such loans, net of valuation reserves of $45 million, was $121 million as of December 31, 1992.

EFFECT OF NON-ACCRUALS FOR MORTGAGE LOANS

   Interest income is recognized on problem mortgage loans only when payment is received. The adverse effect of non-accruals for mortgage loans (in total and by type) on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:

- -----------------------------------------------------------------------------------------------------------------------------
                                                         1993                         1992                        1991
- -----------------------------------------------------------------------------------------------------------------------------
                                             Policyholder                 Policyholder                Policyholder
(In millions)                                   Contracts       CIGNA        Contracts      CIGNA        Contracts      CIGNA
- -----------------------------------------------------------------------------------------------------------------------------
Net investment income under original contract terms $  96       $  54            $ 135       $ 55            $ 112       $ 44
Less net investment income received                    68          30               80         31               63         23
                                                      ---         ---              ---        ---              ---        ---
Forgone investment income                              28          24               55         24               49         21
Tax effect                                             --          (8)              --         (8)              --         (8)
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                          $  28       $  16            $  55       $ 16            $  49       $ 13
- -----------------------------------------------------========================================================================
Forgone investment income by type:
  Delinquent mortgage loans                         $  13       $  11            $  33       $ 16            $  24       $  8
  Restructured mortgage loans                          15          13               22          8               25         13
                                                      ---         ---              ---        ---              ---        ---
Forgone investment income                              28          24               55         24               49         21
Tax effect                                             --          (8)              --         (8)              --         (8)
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                          $  28       $  16            $  55       $ 16            $  49       $ 13
- -----------------------------------------------------========================================================================

REAL ESTATE

   Investment real estate includes real estate held for the production of income and properties acquired as a result of foreclosure of mortgage loans (foreclosure properties).
   As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves were as follows:

- ------------------------------------------------------------
(In millions)                              1993         1992
- ------------------------------------------------------------
Foreclosure properties                 $  1,289     $    930
  Less cumulative write-downs               301          213
  Less valuation reserves                    59           37
                                         ------        -----
                                            929          680
                                         ------        -----
Real estate held for the
 production of income                       890          814
  Less valuation reserves                    39           42
                                         ------        -----
                                            851          772
- ------------------------------------------------------------
Investment real estate                 $  1,780     $  1,452
- ----------------------------------------====================

   Foreclosure properties attributable to policyholder contracts represented 56% and 64% of total foreclosure properties as of December 31, 1993 and 1992, respectively.

   As of December 31, foreclosure properties by type and by region, including amounts attributable to policyholder contracts, were as follows:

- ------------------------------------------------------------
(In millions)                              1993         1992
- ------------------------------------------------------------
Concentration by type:
  Office buildings                        $ 638        $ 445
  Hotels                                    202          139
  Retail facilities                          62           78
  Other                                      27           18
- ------------------------------------------------------------
Total                                     $ 929        $ 680
- -------------------------------------------=================
Concentration by region:
  South Atlantic                          $ 201        $ 214
  Central                                   212          192
  Pacific                                   232           60
  Middle Atlantic                           128           84
  New England                                85           61
  Other                                      71           69
- ------------------------------------------------------------
Total                                     $ 929        $ 680
- -------------------------------------------=================

RESERVES FOR REAL ESTATE

   The activity in cumulative write-downs and valuation reserves for real estate during the year ended December 31 was as follows:


- -----------------------------------------------------------------------------------------------------------------------------
                                                                    1993                                   1992
- -----------------------------------------------------------------------------------------------------------------------------
                                                  Policyholder                            Policyholder
(In millions)                                        Contracts       CIGNA      Total        Contracts      CIGNA       Total
- -----------------------------------------------------------------------------------------------------------------------------
Beginning balance --  January 1                          $ 184       $ 108      $ 292            $  73      $  76       $ 149
Additions to cumulative write-downs                         30          29         59               53         31          84
Net increase in valuation reserves                          21           8         29               29          8          37
Charge-offs upon sales and other                           (32)         (4)       (36)             (15)       (23)        (38)
Transfers from mortgage loans                               36          19         55               44         16          60
- -----------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                            $ 239       $ 160      $ 399            $ 184      $ 108       $ 292
- ----------------------------------------------------------===================================================================

   The after-tax adverse effect of write-downs and the net increase in valuation reserves on CIGNA's net income was $24 million, $26 million and $7 million for 1993, 1992 and 1991, respectively.

SUMMARY

   The adverse effects of non-accruals, write-downs and changes in valuation reserves ("write-downs and reserves") on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:

- -----------------------------------------------------------------------------------------------------------------------------
                                                         1993                         1992                        1991
- -----------------------------------------------------------------------------------------------------------------------------
                                             Policyholder                 Policyholder                Policyholder
(In millions)                                   Contracts       CIGNA        Contracts      CIGNA        Contracts      CIGNA
- -----------------------------------------------------------------------------------------------------------------------------
Write-downs and reserves:
  Bonds                                             $  15       $  18            $  41       $ 29            $  51       $ 25
  Mortgage loans                                       48          40               51         21               97         30
  Real estate                                          51          24               82         26               18          7
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of write-downs and reserves              $ 114       $  82            $ 174       $ 76            $ 166       $ 62
- -----------------------------------------------------========================================================================
Effect of non-accruals:
  Bonds                                             $  16       $  12            $  24       $ 20            $  20       $ 17
  Mortgage loans                                       28          16               55         16               49         13
- -----------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                          $  44       $  28            $  79       $ 36            $  69       $ 30
- -----------------------------------------------------========================================================================

   The effect of adverse economic conditions on certain industry segments and adverse real estate market conditions is expected to continue, resulting in additional problem investments and foreclosures. Investments in California and in office buildings are particularly vulnerable to deterioration. Although additional non-accruals, write-downs and reserves will adversely affect future results, the amounts and timing cannot be reasonably estimated. CIGNA currently does not expect such non-accruals, write-downs and reserves to result in a significant decline in the aggregate carrying value of its assets or a material adverse effect on its financial condition.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


- -----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
- -----------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                           1993            1992           1991
- -----------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                                                     $ 13,712        $ 13,924       $ 14,295
Net investment income                                                                    3,902           3,914          3,860
Other revenues                                                                             506             579            513
Realized investment gains                                                                  282             165             82
                                                                                        ------          ------         ------
    Total revenues                                                                      18,402          18,582         18,750
                                                                                        ------          ------         ------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses                                                13,419          13,857         13,712
Policy acquisition expenses                                                              1,210           1,280          1,268
Other operating expenses                                                                 3,608           3,266          3,186
                                                                                        ------          ------         ------
    Total benefits, losses and expenses                                                 18,237          18,403         18,166
                                                                                        ------          ------         ------
INCOME BEFORE INCOME TAXES, EXTRAORDINARY ITEM
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                              165             179            584
                                                                                        ------          ------         ------
Income taxes (benefits):
  Current                                                                                  413             136            215
  Deferred                                                                                (482)           (294)           (84)
                                                                                        ------          ------         ------
    Total taxes                                                                            (69)           (158)           131
                                                                                        ------          ------         ------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                                             234             337            453
Extraordinary loss from early extinguishment
 of debt, net of taxes                                                                      --              --             (4)
Cumulative effect of accounting changes
 for postemployment and postretirement
 benefits other than pensions, net of taxes                                                 --            (530)            --
Cumulative effect of accounting change
 for income taxes                                                                           --             504             --
                                                                                        ------          ------         ------
NET INCOME                                                                                 234             311            449
Common dividends declared                                                                 (219)           (218)          (217)
Retained earnings, beginning of year                                                     3,702           3,609          3,377
- -----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                                        $  3,717        $  3,702       $  3,609
- ---------------------------------------------------------------------------------------======================================
EARNINGS PER SHARE
Income before extraordinary item and cumulative effect
 of accounting changes                                                                $   3.25        $   4.70       $   6.34
Extraordinary loss from early extinguishment
 of debt, net of taxes                                                                      --              --           (.06)
Cumulative effect of accounting changes for
 postemployment and postretirement benefits
 other than pensions, net of taxes                                                          --           (7.39)            --
Cumulative effect of accounting change
 for income taxes                                                                           --            7.03             --
                                                                                        ------          ------         ------
NET INCOME                                                                            $   3.25        $   4.34       $   6.28
- ---------------------------------------------------------------------------------------======================================


The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS


- -----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
- -----------------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                                       1993            1992
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities: at amortized cost (fair value, $13,807; $27,184)                                 $ 12,375        $ 25,095
  Fixed maturities: at fair value (amortized cost, $17,618)                                            19,380              --
  Equity securities: at fair value (cost, $1,626; $2,028)                                               1,849           2,321
  Mortgage loans                                                                                       10,021          10,918
  Policy loans                                                                                          3,663           2,086
  Real estate                                                                                           1,780           1,452
  Other long-term investments                                                                             303             343
  Short-term investments                                                                                1,357           3,133
                                                                                                        -----           -----
    Total investments                                                                                  50,728          45,348
Cash and cash equivalents                                                                               1,211           1,011
Accrued investment income                                                                                 764             734
Premiums, accounts and notes receivable                                                                 4,065           3,634
Reinsurance recoverables                                                                                8,338           8,365
Deferred policy acquisition costs                                                                       1,085           1,061
Property and equipment, net                                                                               930             945
Deferred income taxes, net                                                                              1,703           1,720
Goodwill                                                                                                1,262           1,384
Other assets                                                                                            1,209           1,236
Separate account assets                                                                                13,680          12,243
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                                                                            $ 84,975        $ 77,681
- ------------------------------------------------------------------------------------------------------=======================
LIABILITIES
Future policy benefits                                                                               $  9,935        $  9,380
Contractholder deposit funds                                                                           25,328          22,598
Unpaid claims and claim expenses                                                                       20,144          19,412
Unearned premiums                                                                                       2,711           2,594
                                                                                                      -------         -------
    Total insurance and contractholder liabilities                                                     58,118          53,984
Short-term debt                                                                                           351             475
Accounts payable, accrued expenses and other liabilities                                                4,555           4,117
Current income taxes                                                                                      468             193
Long-term debt                                                                                          1,235             929
Separate account liabilities                                                                           13,673          12,239
- -----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                  78,400          71,937
- -----------------------------------------------------------------------------------------------------------------------------

CONTINGENCIES -- NOTE 17

SHAREHOLDERS' EQUITY
Common stock (shares issued, 83 and 82)                                                                    83              82
Additional paid-in capital                                                                              2,222           2,206
Net unrealized appreciation -- fixed maturities                                                           961              12
Net unrealized appreciation -- equity securities                                                          211             325
Net translation of foreign currencies                                                                     (74)            (46)
Retained earnings                                                                                       3,717           3,702
Less treasury stock, at cost                                                                             (545)           (537)
- -----------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                          6,575           5,744
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                                                                            $ 84,975        $ 77,681
- ------------------------------------------------------------------------------------------------------=======================
SHAREHOLDERS' EQUITY PER SHARE                                                                       $  91.30        $  80.09
- ------------------------------------------------------------------------------------------------------=======================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- -----------------------------------------------------------------------------------------------------------------------------
(In millions)
For the year ended December 31,                                                           1993             1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income before extraordinary item and
  cumulative effect of accounting changes                                            $     234          $   337       $   453
Adjustments to reconcile income before extraordinary item and cumulative effect of accounting changes to net cash
  provided by (used in) operating activities:
    Insurance liabilities                                                                  928            1,077           506
    Reinsurance recoverables                                                                27             (398)         (208)
    Premiums, accounts and notes receivable                                                 94              239           154
    Accounts payable, accrued expenses, other liabilities
      and current income taxes                                                             608              (77)          (97)
    Deferred income taxes, net                                                            (479)            (335)          (86)
    Realized investment gains                                                             (282)            (165)          (82)
    Gain on sale of subsidiaries and other equity interests                                (29)             (85)          (12)
    Other, net                                                                              19              103           116
                                                                                       -------          -------       -------
    Net cash provided by operating activities                                            1,120              696           744
                                                                                       -------          -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
  Fixed maturities                                                                       1,012            1,420         2,242
  Mortgage loans                                                                         1,182              435           433
  Equity securities                                                                      2,259            1,199         1,276
  Other (primarily short-term investments)                                              19,317           16,064        17,509
Investment maturities and repayments:
  Fixed maturities                                                                       5,162            4,517         2,977
  Mortgage loans                                                                           210              298           177
Investments purchased:
  Fixed maturities                                                                      (8,553)          (7,440)       (6,437)
  Mortgage loans                                                                        (1,005)            (946)         (769)
  Equity securities                                                                     (1,587)          (1,395)       (1,272)
  Other (primarily short-term investments)                                             (21,133)         (16,775)      (18,840)
Proceeds from sale of subsidiaries and other equity interests                               36              147           203
Other, net                                                                                (105)            (154)         (254)
                                                                                       -------          -------       -------
    Net cash used in investing activities                                               (3,205)          (2,630)       (2,755)
                                                                                       -------          -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit funds                           7,565            5,344         6,136
Withdrawals from contractholder deposit funds                                           (5,166)          (4,080)       (3,755)
Net change in commercial paper                                                             (48)              92          (281)
Issuance of long-term debt                                                                 327              111           219
Repayment of debt                                                                         (148)            (135)         (120)
Dividends paid                                                                            (219)            (218)         (217)
                                                                                       -------          -------       -------
    Net cash provided by financing activities                                            2,311            1,114         1,982
                                                                                       -------          -------       -------
Effect of foreign currency rate changes on cash                                            (26)             (32)           (4)
- -----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       200             (852)          (33)
Cash and cash equivalents, beginning of year                                             1,011            1,863         1,896
- -----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                               $   1,211          $ 1,011       $ 1,863
- --------------------------------------------------------------------------------------=======================================
Supplemental Disclosure of Cash Information:
  Income taxes paid, net of refunds                                                  $     121          $  319        $   155
  Interest paid                                                                      $     116          $   96        $   103
- -----------------------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

   A) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CIGNA Corporation (CIGNA) and all significant subsidiaries. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to 1992 and 1991 amounts to conform with the 1993 presentation.
   B) RECENT ACCOUNTING PRONOUNCEMENTS: In the fourth quarter of 1993, CIGNA implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which was issued by the Financial Accounting Standards Board (FASB) in May 1993. SFAS No. 115 requires that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held to maturity. SFAS No. 115 does not permit retroactive application of its provisions. The effect of implementing SFAS No. 115 as of December 31, 1993 resulted in an increase in investment assets of $1.6 billion and an increase in shareholders' equity of approximately $900 million resulting from the classification of certain fixed maturities previously carried at amortized cost to available for sale. The increase in shareholders' equity is net of policyholder share of $307 million and deferred income taxes of $452 million. See Note 3 for additional information.
   In 1993, CIGNA implemented SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which requires reinsurance recoverables previously netted against insurance reserves to be reclassified and reported as assets, and earned premiums ceded and recoveries recognized under reinsurance contracts to be disclosed. Upon adoption of SFAS No. 113, total assets and total liabilities as of December 31, 1992 were restated and increased by approximately $7.9 billion. The statement also requires gains on certain reinsurance contracts to be deferred and recognized over the contract settlement period. The effect on net income from implementation of the income recognition provisions of SFAS No. 113 was not material.
   In 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on valuing impaired loans, and must be implemented by the first quarter of 1995, with the cumulative effect of implementation included in net income. The FASB has recently added to its agenda a project to amend the income recognition provisions of SFAS No. 114. As a result, CIGNA cannot determine the timing or effect on results of operations or financial condition of adopting SFAS No. 114.
   In 1992, CIGNA implemented SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 109, "Accounting for Income Taxes"; and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." These accounting changes were implemented as of January 1, 1992 through cumulative effect adjustments. Prior year financial statements were not restated.
   SFAS No. 106 requires employers to recognize the costs and obligations of postretirement benefits other than pensions over the period ending with the date an employee is fully eligible to receive benefits. Previously, such costs were generally recognized as expense when paid. The cumulative effect of implementing SFAS No. 106 as of January 1, 1992 resulted in a non-cash after-tax charge to net income of $517 million. In addition, the implementation of SFAS No. 106 increased 1992 other operating expenses by $52 million ($34 million after-tax). Implementation of SFAS No. 106 for non-U.S. plans is not required until 1995. CIGNA has not determined the amount or timing of implementation of SFAS No. 106 for its non-U.S. plans. However, the effect on net income is not expected to be material. See Note 9 for additional information.
   SFAS No. 109 establishes new accounting and reporting standards for income taxes and requires adopting the liability method, which replaces the deferred method required by Accounting Principles Board Opinion (APB) No. 11. The liability method recognizes, as of the date of the financial statements, the amount of current and deferred tax assets and liabilities utilizing currently enacted tax laws and rates. SFAS No. 109 requires that changes in tax laws and rates that affect the deferred tax asset and liability accounts be reflected in the income statement. In addition, SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. The standard also eliminates the requirement to report the utilization of net operating loss carryforwards as an extraordinary item and requires the tax effect of a change in tax laws or rates associated with unrealized investment and foreign currency gains and losses be reflected in the income statement. The cumulative effect of implementing SFAS No. 109 as of January 1, 1992 resulted in a non-cash increase to net income of $504 million. In addition, implementation of SFAS No. 109 resulted in a $29 million decrease to income tax expense for 1992, net of a tax benefit of $59 million related to realized investment results. See Note 8 for additional information.
   SFAS No. 112 requires employers to recognize the costs and obligations of severance, disability, and related life insurance and health care benefits to be paid to inactive or former employees. If these benefits accumulate or vest as a result of employee service and future payments are probable and estimable, the obligation must be recognized over the service period of the employees. If these benefits do not accumulate or vest, the estimated cost of such benefits is accrued when determined to be probable and estimable. Prior to adoption, CIGNA had recognized expense for the cost of these benefits either on an accrual or a paid basis, depending on the plan. The cumulative effect of implementing SFAS No. 112 as of January 1, 1992 was a non-cash after-tax charge to net income of $13 million. There was no incremental effect on 1992 net income from adopting SFAS No. 112. See Note 9 for additional information.
   The increase (decrease) in 1992 net income for the segments due to the cumulative effect for prior years and the incremental effect, respectively, for the implementation of SFAS Nos. 106, 109 and 112 was as follows: Employee Life and Health Benefits, ($146) million and $5 million; Employee Retirement and Savings Benefits, ($25) million and ($1) million; Individual Financial Services, ($37) million and ($3) million; Property and Casualty, $179 million and ($5) million; and Other Operations, $3 million and ($1) million.
   In 1992, CIGNA adopted Statement of Position (SOP) 92-3, "Accounting for Foreclosed Assets," issued by the American Institute of Certified Public Accountants, which resulted in a realized investment loss of $8 million ($6 million after-tax).
   C) FINANCIAL INSTRUMENTS: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including debt; investments such as fixed maturities and equity securities; and off-balance-sheet financial instruments such as investment and loan commitments, financial guarantees, and interest rate swap and futures contracts. These instruments have credit risk and may also be subject to risk of loss due to interest rate fluctuations. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, obtains collateral or other forms of security to minimize risk of loss.
   Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, unless otherwise indicated in the Notes to Financial Statements. The fair values used for financial instruments are estimates, which in many cases may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. Fair values of off-balance-sheet financial instruments as of December 31, 1993 and 1992 were not material.
   D) INVESTMENTS: Investments in fixed maturities include bonds; mortgage-backed securities, including collateralized mortgage obligations
(CMOs); and redeemable preferred stocks. As of December 31, 1993, in accordance with SFAS No. 115, fixed maturities classified as held to maturity are carried at amortized cost, net of impairments, and those classified as available for sale are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity. Prior to SFAS No. 115 implementation, fixed maturities were carried principally at amortized cost, net of impairments. Fixed maturities are considered impaired and written down when a decline in value is considered to be other than temporary. CIGNA also establishes a valuation reserve for potential problem bonds, when they are considered impaired.
   Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Mortgage loans are considered impaired and a valuation reserve is established when a decline in value is considered to be other than temporary.
   Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status, and thereafter interest income is recognized only when payment is received.
   Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less valuation reserves when a decline in value is other than temporary. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of the assets. CIGNA considers real estate investments acquired through the foreclosure of mortgage loans as assets held for sale and values the asset received at its fair value at the time of foreclosure. The fair value is established as the new cost basis and the investment asset is reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of depreciated cost or current fair value less estimated costs to sell. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves and reported in realized investment gains and losses. CIGNA considers several methods in determining fair value for real estate acquired through foreclosure, with greater emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals. Assets held for sale are depreciated using the straight-line method based on the estimated useful lives of the assets.
   Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost. As of December 31, 1993, equity securities and short-term investments are classified as available for sale.
   Policy loans are carried principally at unpaid principal balances.

   Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, after deducting amounts attributable to experience-rated pension policyholders' contracts and participating life policies ("policyholder share"). Generally, realized investment gains and losses are based upon specific identification of the investment assets.
   Unrealized investment gains and losses, after deducting policyholder share and net of deferred income taxes, if applicable, for investments carried at fair value are included in Shareholders' Equity.
   E) CASH AND CASH EQUIVALENTS: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.
   F) REINSURANCE RECOVERABLES: Reinsurance recoverables are estimates of amounts to be received from reinsurers. Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies or disputes, could result in losses. Consequently, allowances are established for amounts deemed uncollectible.
   G) DEFERRED POLICY ACQUISITION COSTS: Acquisition costs consist of commissions, premium taxes and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and a portion of group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods. Acquisition costs related to prepaid health and dental products are expensed as incurred. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.
   H) PROPERTY AND EQUIPMENT: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $862 million and $922 million at December 31, 1993 and 1992, respectively.
   I) GOODWILL: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on systematic bases over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisition. CIGNA evaluates the carrying amount of goodwill by analyzing historical and expected future income and undiscounted cash flows of the related businesses. Write-downs of goodwill are recognized when it is determined that the amount has been impaired. Also, amortization periods are revised if it is determined that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $778 million and $656 million at December 31, 1993 and 1992, respectively.
   J) OTHER ASSETS: Other Assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.
   K) SEPARATE ACCOUNTS: Separate account assets and liabilities are principally carried at market value, with less than 4% carried at amortized cost, and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in CIGNA's net income.
   L) INSURANCE AND CONTRACTHOLDER LIABILITIES: Future policy benefits are liabilities for life, health and annuity products, excluding investment-related and universal life products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2% to 12%, generally graded down after 10 to 30 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either CIGNA's own experience or various actuarial tables.
   Contractholder Deposit Funds are liabilities for investment-related and universal life products which were $19.3 billion and $6 billion as of December 31, 1993, respectively, compared with $18.7 billion and $3.9 billion as of December 31, 1992, respectively. These liabilities consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality and surrender charges. The fair value of liabilities for investment-related products as of December 31, 1993 and 1992 was $20.5 billion and $19.7 billion, respectively. The fair value was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.
   Liabilities for unpaid claims and claim expenses are estimates of payments to be made on property and casualty and health insurance and prepaid health and dental claims for reported losses and estimates of losses incurred but not reported, except as discussed further in Note 16. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.
   Premiums for property and casualty and group life, accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as Unearned Premiums.

   M) OTHER LIABILITIES: Other Liabilities consists principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and the present value of obligations related to a closed book of reinsurance business. Also included in Other liabilities are liabilities for guaranty fund assessments that can be reasonably estimated.
   N) TRANSLATION OF FOREIGN CURRENCIES: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the year. The translation gain or loss on such functional currencies is generally reflected in Shareholders' Equity, net of applicable taxes.
   O) PREMIUM AND FEE REVENUE AND RELATED EXPENSES: Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Insurance premiums for property and casualty, group life, accident and health, and premiums for prepaid health and dental coverages are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the term of the contracts. This matching is accomplished through the provision for future benefits, estimated unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.
   P) PARTICIPATING BUSINESS: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for 3.2% of total insurance in force at December 31, 1993, compared with 0.4% at December 31, 1992 and 1991.
   Q) INCOME TAXES: CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.
   Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. These differences result primarily from loss reserves, policy acquisition expenses, reserves for postretirement benefits and unrealized appreciation or depreciation on investments.

NOTE 2 - ACQUISITIONS AND DISPOSITIONS

   During 1993, CIGNA sold all, or a portion, of its equity interest in certain of its businesses. Total assets and premiums and fees of these businesses were not material to CIGNA. The gain realized in 1993 from these sales was approximately $20 million after-tax. During 1992 and 1991, CIGNA had acquisitions and dispositions that were not material to the financial statements.
   CIGNA sold on January 15, 1994 the California personal automobile and homeowners insurance business that CIGNA retained from the 1989 sale of the Horace Mann insurance companies. A gain on the sale of approximately $20 million after-tax will be recognized in 1994.

NOTE 3 - INVESTMENTS

   A) FIXED MATURITIES: Fair values are based upon market prices, when available, or discounted cash flow analyses. Fixed maturities are net of cumulative write-downs and valuation reserves of $123 million and $170 million, including policyholder share, as of December 31, 1993 and 1992, respectively.
   The amortized cost and fair value by contractual maturity periods for fixed maturities as of December 31, 1993 were as follows:


HELD TO MATURITY (CARRIED AT AMORTIZED COST)
- ------------------------------------------------------------
                                         Amortized      Fair
(In millions)                                 Cost     Value
- ------------------------------------------------------------
Due in one year or less                   $    113  $    114
Due after one year through five years        3,148     3,417
Due after five years through ten years       4,346     4,831
Due after ten years                          2,979     3,547
Mortgage-backed securities                   1,789     1,898
- ------------------------------------------------------------
Total                                     $ 12,375  $ 13,807
- -------------------------------------------=================



Available for Sale (Carried at Fair Value)
- ------------------------------------------------------------
                                         Amortized      Fair
(In millions)                                 Cost     Value
- ------------------------------------------------------------
Due in one year or less                    $   423   $   451
Due after one year through five years        4,321     4,564
Due after five years through ten years       4,897     5,227
Due after ten years                          3,907     4,653
Mortgage-backed securities                   4,070     4,485
- ------------------------------------------------------------
Total                                      $17,618   $19,380
- --------------------------------------------================

   Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, CIGNA may extend maturities in some cases.

   As of December 31, 1993, gross unrealized appreciation (depreciation) for fixed maturities by type of issuer was as follows:


HELD TO MATURITY (CARRIED AT AMORTIZED COST)
- ---------------------------------------------------------------------
                   Amortized                                     Fair
(In millions)           Cost  Appreciation  Depreciation        Value
- ---------------------------------------------------------------------
State and local
 government bonds  $      82      $     13          $ (2)   $      93
Foreign government
 bonds                    43             2            --           45
Corporate securities  10,461         1,318            (8)      11,771
Mortgage-backed
 securities            1,789           127           (18)       1,898
- ---------------------------------------------------------------------
Total              $  12,375      $  1,460          $(28)   $  13,807
- --------------------=================================================


- ---------------------------------------------------------------------
AVAILABLE FOR SALE (CARRIED AT FAIR VALUE)
- ---------------------------------------------------------------------
                   Amortized                                     Fair
(In millions)           Cost  Appreciation  Depreciation        Value
- ---------------------------------------------------------------------
Federal government
 bonds             $   1,124      $     57          $ (5)   $   1,176
State and local
 government bonds      1,527           313            (1)       1,839
Foreign government
 bonds                 1,620           109            (9)       1,720
Corporate securities   9,277           924           (41)      10,160
Mortgage-backed
 securities            4,070           446           (31)       4,485
- ---------------------------------------------------------------------
Total              $  17,618      $  1,849          $(87)   $  19,380
- --------------------=================================================

   For fixed maturities carried at amortized cost, gross unrealized appreciation (depreciation) by type of issuer as of December 31, 1992 was as follows:


- ---------------------------------------------------------------------
                   Amortized                                     Fair
(In millions)           Cost  Appreciation  Depreciation        Value
- ---------------------------------------------------------------------
Federal government
 bonds              $    901       $   139       $    (2)    $  1,038
State and local
 government bonds      1,643           386           (11)       2,018
Foreign government
 bonds                   435            30           (10)         455
Corporate securities  16,817         1,522          (290)      18,049
Mortgage-backed
 securities            5,299           398           (73)       5,624
- ---------------------------------------------------------------------
Total              $  25,095       $ 2,475        $ (386)    $ 27,184
- --------------------=================================================

   At December 31, 1992, fixed maturities carried at fair value, primarily foreign government bonds, were included in short-term investments and totaled $2.1 billion (amortized cost, $2.1 billion). Gross unrealized appreciation and depreciation on such investments were $39 million and $21 million, respectively.
   Mortgage-backed securities include investments in CMOs as of December 31, 1993 of $2.6 billion carried at fair value (amortized cost, $2.5 billion) and $316 million carried at amortized cost (fair value, $356 million). As of December 31, 1992, investments in CMOs were carried at amortized cost and totaled approximately $2.0 billion, with a fair value of $2.1 billion. Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality standards through use of credit enhancement provided by subordinated securities or mortgage insurance from a Aaa/AAA-rated insurance company. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are also subject to interest rate risk resulting from accelerated prepayments, represent approximately 8% of total CMO investments at December 31, 1993 and 1992. CIGNA has minimized the risks resulting from significant interest rate fluctuations associated with interest-only and principal-only investments by holding positions in both types of instruments.
   At December 31, 1993, contractual fixed maturity investment commitments approximated $200 million. The majority of investment commitments are for the purchase of investment grade fixed maturities and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that the full amount will be disbursed in 1994.
   B) SHORT-TERM INVESTMENTS: As of December 31, 1993, short-term investments include debt securities, principally corporate securities, $954 million; federal government securities, $257 million; and foreign government securities, $104 million.
   C) MORTGAGE LOANS AND REAL ESTATE: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, borrower and loan size. Mortgage loans are collateralized by the related properties and generally approximate 80% of the property's value at the time the original loan is made.
   At December 31, the carrying values of mortgage loans and real estate investments were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Mortgage loans                           $  10,021 $  10,918
                                            ------    ------
Real estate:
  Held for sale                                929       680
  Held for production of income                851       772
                                            ------    ------
Total real estate                            1,780     1,452
- ------------------------------------------------------------
Total                                    $  11,801 $  12,370
- ------------------------------------------==================

   The fair value of mortgage loans as of December 31, 1993 and 1992 was $10.2 billion and $11.1 billion, respectively. Fair values were estimated primarily using discounted cash flow analyses. Valuation reserves for mortgage loans, including policyholder share, were $216 million and $184 million as of December 31, 1993 and 1992, respectively. Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $399 million and $292 million as of December 31, 1993 and 1992, respectively.
   During 1993, 1992 and 1991, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $460 million, $461 million and $348 million, respectively.
   At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Property type:
  Office buildings                       $   4,868  $  5,283
  Retail facilities                          4,225     4,302
  Apartment buildings                        1,056       998
  Hotels                                       909     1,025
  Other                                        743       762
- ------------------------------------------------------------
Total                                    $  11,801  $ 12,370
- ------------------------------------------==================
Geographic region:
  Central                                $   3,493  $  3,871
  Pacific                                    3,049     2,819
  Middle Atlantic                            1,896     2,041
  South Atlantic                             1,780     1,935
  New England                                1,095     1,175
  Other                                        488       529
- ------------------------------------------------------------
Total                                    $  11,801  $ 12,370
- ------------------------------------------==================

   At December 31, 1993, scheduled mortgage loan maturities were as follows:
1994 -- $926 million; 1995 -- $1 billion;  1996 -- $1.3 billion; 1997 -- $1.4 billion; 1998 -- $791 million; and $4.6 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1993 and 1992, CIGNA refinanced approximately $900 million and $1.0 billion of its mortgage loans relating to borrowers that were unable to obtain alternative financing.
   At December 31, 1993, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $257 million. These commitments generally expire within one year and are diversified by property type and geographic region.
   D) NET UNREALIZED APPRECIATION OF INVESTMENTS: Unrealized appreciation and depreciation for investments carried at fair value as of December 31, 1993 and 1992 were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Unrealized appreciation:
  Fixed maturities                        $  1,849    $   39
  Equity securities                            287       477
  Other investments                             14         5
                                          --------    ------
                                             2,150       521
                                          --------    ------
Unrealized depreciation:
  Fixed maturities                             (87)      (21)
  Equity securities                            (64)     (184)
                                          --------    ------
                                              (151)     (205)
                                          --------    ------
                                             1,999       316
Policyholder share                            (310)       27
Deferred income taxes                         (517)       (6)
- ------------------------------------------------------------
Net unrealized appreciation               $  1,172    $  337
- -------------------------------------------=================

   The increase (decrease) in net unrealized appreciation included in Shareholders' Equity for investments carried at fair value, excluding policyholder share, was $835 million, ($149) million and $379 million for the years ended December 31, 1993, 1992 and 1991, respectively.
   The increase (decrease) in net unrealized appreciation on fixed maturities that are carried at fair value was $949 million, ($14) million and $26 million in 1993, 1992 and 1991, respectively. Such amounts are included as a separate component of Shareholders' Equity, net of policyholder share and deferred income taxes. The increase in unrealized appreciation in 1993 reflects the implementation of SFAS No. 115, which requires certain fixed maturities to be carried at fair value.
   The net unrealized appreciation on fixed maturities that are carried at amortized cost is not reflected in the financial statements. The increase (decrease) in such net unrealized appreciation was ($657) million, $110 million and $1.3 billion in 1993, 1992 and 1991, respectively. The decrease in unrealized appreciation in 1993 reflects the implementation of SFAS No. 115 as discussed above.
    E) NON-INCOME PRODUCING INVESTMENTS: At December 31, the carrying values of investments that were non-income producing during the preceding 12 months, including policyholder share, were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Fixed maturities                             $ 375    $  132
Mortgage loans                                  91       144
Real estate                                    356       457
Other long-term investments                      5        67
- ------------------------------------------------------------
Total                                        $ 827    $  800
- ----------------------------------------------==============

   F) FUTURES CONTRACTS: CIGNA purchases and sells futures contracts on margin to hedge against interest rate fluctuations and their effect on the net cash flows from the investment portfolio supporting its annuity and investment businesses. Such futures contracts outstanding were $129 million and $524 million at December 31, 1993 and 1992, respectively. Because CIGNA purchases and sells futures contracts through brokers who assume the risk of loss, CIGNA's exposure to credit risk under futures contracts is limited to the amount of margin deposited with the broker, generally 1% of the contractual amount. Changes in the market value of the futures contracts that qualify as hedges are recorded as adjustments to the carrying value of the investment portfolio, and amortization to income begins at the time of reinvestment. Futures contracts that do not qualify as hedges relate to policyholder contracts; therefore, changes in the market value are recorded in contractholder liabilities.
   G) INTEREST RATE SWAP CONTRACTS: CIGNA enters into interest rate swap contracts, which are agreements to exchange interest rate payments at future dates, to manage exposure to interest rate fluctuations. Under CIGNA's swap contracts, fixed rate interest payments are generally received in exchange for variable rate interest payments associated with underlying principal amounts. Because the underlying principal of interest rate swap contracts is not exchanged, CIGNA's maximum exposure to credit risk is the difference in interest payments exchanged. Net interest received or paid is recognized over the life of the swap contract as an adjustment to net investment income. Underlying principal amounts associated with interest rate swap contracts outstanding were $781 million and $628 million at December 31, 1993 and 1992, respectively. The increase in net investment income related to interest rate swap contracts was $26 million, $25 million and $16 million for the years ended December 31, 1993, 1992 and 1991, respectively.
   H) OTHER: As of December 31, 1993 and 1992, CIGNA had no concentration of investments in a single investee exceeding 10% of Shareholders' Equity.

NOTE 4 - INVESTMENT INCOME AND GAINS AND LOSSES

   A) NET INVESTMENT INCOME: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Fixed maturities                $  2,257  $  2,301  $  2,167
Equity securities                     80        71        69
Mortgage loans                     1,006     1,065     1,114
Policy loans                         255       165       126
Real estate                          287       173       122
Other long-term investments           62        57        83
Short-term investments               291       313       349
                                   -----     -----     -----
                                   4,238     4,145     4,030
Less investment expenses             336       231       170
- ------------------------------------------------------------
Net investment income           $  3,902  $  3,914  $  3,860
- ---------------------------------===========================

   Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.6 billion for 1993, 1992 and 1991. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $611 million, $660 million and $686 million for 1993, 1992 and 1991, respectively.
   As of December 31, 1993, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $407 million and $864 million, including restructured investments of $328 million and $734 million, respectively. Amounts on non-accrual status as of December 31, 1992 were $578 million of fixed maturities and $1.1 billion of mortgage loans, including restructurings of $364 million and $883 million, respectively. Excluding policyholder share, the effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was to reduce net income by $28 million, $36 million and $30 million in 1993, 1992 and 1991, respectively.
   B) REALIZED INVESTMENT GAINS AND LOSSES: Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                     1993        1992      1991
- ------------------------------------------------------------
Realized investment gains
  (losses):
  Fixed maturities               $  50      $   48     $   8
  Equity securities                257         142       105
  Mortgage loans                   (51)        (29)      (38)
  Real estate                      (46)        (38)        1
  Other                             72          42         6
                                    --          --         -
                                   282         165        82
Income taxes (benefits)             58         (27)       30
- ------------------------------------------------------------
Net realized investment gains   $  224      $  192     $  52
- ---------------------------------===========================

   Impairments in the value of investments, net of recoveries, that are included in realized investment gains and losses were $100 million, $97 million and $78 million in 1993, 1992 and 1991, respectively.
   Realized investment gains for separate accounts, which are not reflected in CIGNA's revenues, were $612 million, $244 million and $273 million for the years ended December 31, 1993, 1992 and 1991, respectively. Realized investment gains (losses) attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were $3 million, ($103) million and ($49) million for the years ended December 31, 1993, 1992 and 1991, respectively.
   Proceeds from voluntary sales of investments in fixed maturities, including policyholder share, were $1.0 billion, $1.4 billion and $2.2 billion in 1993, 1992 and 1991, respectively. Including policyholder share, realized investment gains on such sales were $44 million, $80 million and $113 million, and realized investment losses were $22 million, $18 million and $33 million for 1993, 1992 and 1991, respectively. These amounts exclude the effects of sales of fixed maturities that were previously classified as short-term investments but are classified as of December 31, 1993 as fixed maturities available for sale in accordance with SFAS No. 115.

NOTE 5 - DEBT

   Short- and long-term debt consisted of the following at December 31:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
SHORT-TERM
  Commercial paper                          $  304    $  352
  Current maturities of long-term debt          47       123
- ------------------------------------------------------------
Total short-term debt                       $  351    $  475
- ---------------------------------------------===============
LONG-TERM
  Unsecured Debt:
    8.2% Convertible Subordinated
      Debentures due 2010                   $  248    $  248
    8% Notes due 1996                          150       150
    8-3/4% Notes due 2001                      100       100
    7.4% Notes due 2003                        100        --
    8-1/4% Notes due 2007                      100       100
    7.65% Notes due 2023                       100        --
    8.3% Notes due 2023                        100        --
    Medium-term Notes*                         202       218
- ------------------------------------------------------------
      Total unsecured debt                   1,100       816
- ------------------------------------------------------------
  Secured Debt (principally by
    real estate):
    Capitalized leases                           8         8
    Other secured obligations                  127       105
- ------------------------------------------------------------
      Total secured debt                       135       113
- ------------------------------------------------------------
Total long-term debt                        $1,235    $  929
- ---------------------------------------------===============

*Interest rates on medium-term notes range from 5-3/4% to 10% with original maturity dates ranging from approximately two to ten years.

   The fair value of long-term debt as of December 31, 1993 and 1992 was $1.3 billion and $966 million, respectively. The fair value was estimated by using market quotes, when available, and when not available, discounted cash flow analyses.
   CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit.
   As of December 31, 1993, CIGNA had approximately $650 million in unused committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years and are paid for using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.
   In 1993, CIGNA issued $100 million of unsecured 7.4% Notes due in 2003, $100 million of unsecured 8.3% Notes due in 2023 and $100 million of unsecured 7.65% Notes due in 2023. The proceeds from these issues were used for general corporate purposes, including the repayment of certain debt at maturity. In addition, in 1993, CIGNA issued $27 million in medium-term notes.

   As of December 31, 1993, CIGNA had approximately $950 million remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt and equity securities, depending upon market conditions and CIGNA's capital requirements. In January 1994, CIGNA issued $100 million of unsecured 6-3/8% Notes due in 2006 under one of the shelf registration statements.

   In 1992, CIGNA issued $100 million of unsecured 8-1/4% Notes due in 2007 and $11 million of medium-term notes.
   In 1991, CIGNA repurchased substantially all of its 13% Sterling Foreign Currency Loan Stock due in 2008, with an outstanding principal balance of $53 million at the time of repurchase. The repurchase resulted in a loss of $6 million; the after-tax effect of $4 million has been reflected in CIGNA's net income as an extraordinary loss.
   The 8.2% Convertible Subordinated Debentures are subject to sinking fund provisions and are convertible into CIGNA common stock at the rate of .7326 shares for each $50 of principal.
   Maturities of long-term debt for each of the next five years are as follows:
1994 -- $47 million; 1995 -- $5 million; 1996 -- $160 million; 1997 -- $43 million; 1998 -- $85 million.
   Interest expense was $124 million, $100 million and $106 million in 1993, 1992 and 1991, respectively.

NOTE 6 - COMMON AND PREFERRED STOCK

- ------------------------------------------------------------
(Shares in thousands)               1993      1992      1991
- ------------------------------------------------------------
Common: Par value $1
  200,000 shares authorized
    Outstanding--January 1        71,720    71,563    71,313
    Issued for stock option and
     benefit plans                   295       157       250
                                     ---       ---       ---
    Outstanding--December 31      72,015    71,720    71,563
    Treasury shares               10,615    10,612    10,516
- ------------------------------------------------------------
Issued--December 31               82,630    82,332    82,079
- ----------------------------------==========================

   Stock issued under benefit plans resulted in increases in Additional Paid-in Capital of $16 million in 1993 and $13 million in both 1992 and 1991. Such stock issuances also resulted in net increases in Treasury Stock of $8 million, $3 million and $8 million in 1993, 1992 and 1991, respectively.
   Under CIGNA's shareholder rights plan, Preferred Stock Purchase Rights (Rights) attach to all outstanding shares of CIGNA common stock. The Rights, which expire in 1997, trade with the stock until the Rights become exercisable. They are exercisable only if a party acquires, or announces a tender offer to acquire, 20% or more of the outstanding common stock. Each Right entitles the shareholder to buy for a $200 exercise price 1/100 of a share of Junior Participating Preferred Stock Series D, having dividend and voting rights approximately equal to one share of common stock. Under certain circumstances, including the acquisition of 20% or more of the outstanding common stock by an acquirer, all Rights holders except the acquirer may purchase shares of common stock worth twice the exercise price. If CIGNA is acquired in a merger after the acquisition of 20% of outstanding common stock, Rights holders may purchase the acquirer's shares at a similar discount. CIGNA may redeem the Rights for five cents each at any time before an acquirer acquires 20% of its outstanding common stock, and thereafter under certain circumstances.
   CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1993, 1992 and 1991.

NOTE 7 - SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

   The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which differ in certain respects from generally accepted accounting principles.
   The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Life Insurance Companies:
  Net income                     $  668    $   512   $   588
  Surplus                         2,920      2,460     2,258
Property and Casualty Insurance
  Companies:
  Net loss                       $  (428)  $  (132)  $   (15)
  Surplus                          1,285     1,320     1,898
- ------------------------------------------------------------

   As a result of property and casualty underwriting losses, CIGNA contributed $150 million of capital in 1993 to enhance the capital base of the domestic property and casualty operations. Also during 1993, management expanded the use of discounting for certain statutory loss reserves and modified the assumptions used to discount other reserves, in accordance with state insurance regulations, which increased statutory surplus by approximately $290 million. Additional capital contributions may be needed as a result of continued property and casualty losses; however, such amounts are not reasonably estimable at this time.
   CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1994 without prior approval is approximately $900 million. The amount of restricted net assets as of December 31, 1993 is approximately $5.7 billion.

NOTE 8 - INCOME TAXES

   In accordance with SFAS No. 109, CIGNA adopted the liability method of accounting for income taxes as discussed in Note 1.
   In conjunction with the implementation of SFAS No. 109, CIGNA increased its net deferred tax asset by $1.0 billion to $1.4 billion as of January 1, 1992. As of December 31, 1993 and 1992 the net deferred tax asset was $1.7 billion.
   Management believes, based on CIGNA's earnings history and its future expectations, that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax asset. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.
   The deferred tax asset was net of valuation allowances of $53 million and $82 million as of December 31, 1993 and 1992, respectively. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset for certain foreign operations will not be realized. Adjustments to the valuation allowance are made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. During 1993, the valuation allowance was decreased by $29 million and during 1992 it increased by $44 million, to reflect management's assessment of changes related to certain foreign operations.
   Deferred taxes of $165 million for unrealized appreciation on investments established with the adoption of SFAS No. 109 at January 1, 1992 were included in the cumulative effect adjustment. Included in 1993 and 1992 deferred income taxes were benefits of $63 million and $59 million, respectively, attributable to unrealized appreciation on individual securities held as of January 1, 1992 and sold during the respective years. Deferred tax benefits of $43 million will be recognized in future years as securities held as of January 1, 1992 are sold.
   As of December 31, 1993 and 1992, the net deferred tax asset included a benefit of $97 million and $87 million, respectively, resulting from tax basis net operating loss carryforwards of $278 million and $256 million, respectively. Subject to statutory limitations, these carryforwards are available to offset taxable income through the year 2008.
   Income for 1991 includes a benefit of $48 million for taxes recoverable associated with Section 847 of the Internal Revenue Code (Section 847). For 1993 and 1992, Section 847 benefits have not been recognized in accordance with SFAS No. 109.
   In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983.

The balance in the account of approximately $450 million at December 31, 1993 would result in a tax liability of $158 million (at a 35% rate), only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.
   CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS) and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has substantially completed audits of the years 1982 through 1988 and has proposed an adjustment which could result in an assessment of approximately $205 million for those years. CIGNA is currently contesting in court the issue giving rise to such proposed adjustment and, although the outcome is uncertain, management believes that CIGNA should prevail. CIGNA resolved all other issues, other than the contested issue, arising out of the audits for 1982 through 1988, which resulted in an increase to net income of $182 million for 1992 and $3 million for 1993.
   In management's opinion, adequate tax liabilities have been established for all years.
   The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Deferred tax assets:
  Loss reserve discounting                 $   716 $     645
  Other insurance and contractholder
   liabilities                                 870       554
  Employee and retiree benefit plans           384       355
  Investments, net                             126       156
  Operating loss carryforwards                  97        87
  Bad debt expense                              62        45
  Other                                        351       330
                                               ---       ---
  Deferred tax assets before
   valuation allowance                       2,606     2,172
    Valuation allowance for
      deferred tax assets                      (53)      (82)
                                               ---       ---
  Deferred tax assets, net of
   valuation allowance                       2,553     2,090
                                             -----     -----
Deferred tax liabilities:
  Policy acquisition expenses                   71       136
  Depreciation                                 117       114
  Unrealized appreciation on investments       584       117
  Other                                         78         3
                                             -----     -----
  Total deferred tax liabilities               850       370
- ------------------------------------------------------------
Deferred income taxes, net                 $ 1,703  $  1,720
- --------------------------------------------================

   The components of income tax expense for each year were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Current Taxes:
  U.S. income                     $  373   $   121    $  178
  Foreign income                      40        15        37
                                    ----      ----      ----
                                     413       136       215
                                    ----      ----      ----
Deferred Taxes (Benefits):
  U.S. income                       (499)     (296)      (74)
  Foreign income                      17         2       (10)
                                   -----     -----      -----
                                    (482)     (294)      (84)
- ------------------------------------------------------------
Total income tax expense
  (benefit)                       $  (69)  $  (158)   $  131
- -----------------------------------=========================

   As a result of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the federal corporate income tax rate increased by one percent to 35% retroactive to January 1, 1993. Deferred tax benefits for 1993 included $48 million related to an increase in CIGNA's net deferred tax asset as of January 1, 1993 due to the effect of the tax rate increase.
   Total income tax expense was less than the amount computed using the nominal federal income tax rate for the following reasons:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Tax expense at nominal rate
  (35% for 1993, 34% for 1992
  and 1991)                        $  58     $  61    $  198
Tax-exempt interest income           (45)      (45)      (45)
Dividends received deduction         (14)      (14)      (14)
Fresh start adjustment                --        --       (39)
Amortization of goodwill              43        34        17
Interest on provisions                 9        10        20
Resolved federal tax audit issues     (3)     (182)       --
Other foreign                         24        --        --
Valuation allowance                  (29)        44       --
Realized investment gains            (63)      (59)       --
Federal tax rate change              (48)        --       --
Other                                 (1)       (7)       (6)
- ------------------------------------------------------------
Total income tax expense
  (benefits)                      $  (69)  $  (158)   $  131
- -----------------------------------=========================

   Temporary and other differences which resulted in the deferred tax benefit for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Operating loss carryforwards                $  (10)   $  (87)
Loss reserve discounting                       (71)       12
Other insurance and contractholder
 liabilities                                  (316)     (131)
Realized investment gains                      (63)      (59)
Policy acquisition expenses                    (65)      (51)
Investments, net                                36       (42)
Other foreign                                   24        --
Valuation allowance                            (29)       44
Other                                           12        20
- ------------------------------------------------------------
Deferred tax benefit                        $ (482)   $ (294)
- ---------------------------------------------===============

   During 1991, deferred income taxes were provided for significant timing differences in the recognition of revenues and expenses for tax and financial statement purposes, as follows:

- ------------------------------------------------------------
(In millions)                                           1991
- ------------------------------------------------------------
Utilization of tax loss carryforwards                  $  98
Loss reserve discounting                                 (66)
Unearned premium reserve                                  (6)
Other property and casualty underwriting                 (54)
Policy acquisition expenses                               13
Benefit and other reserves                                 9
Bonds/mortgages                                           (5)
Depreciation                                               8
Foreign subsidiary losses                                (41)
Investments, net                                         (28)
Other                                                    (12)
- ------------------------------------------------------------
Total                                                 $  (84)
- -------------------------------------------------------=====

NOTE 9 - PENSION AND OTHER POSTRETIREMENT AND
POSTEMPLOYMENT BENEFITS PLANS

   A) PENSION PLANS: CIGNA and certain of its subsidiaries provide retirement benefits to eligible employees and agents. These benefits are provided through a single integrated plan (the Plan) covering most domestic employees and by several separate pension plans for various subsidiaries, agents and foreign employees.
   The Plan is a non-contributory, defined benefit, trusteed plan available to eligible domestic employees. Benefits are based on employees' years of service and compensation during the highest three or, if service commenced after December 31, 1988, five consecutive years of employment, offset by a portion of the Social Security benefit for which they are eligible. CIGNA funds at least the minimum amount required by the Employee Retirement Income Security Act of 1974.
   Components of net pension cost for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Service cost--benefits earned
 during the year                     $94       $83       $82
Interest accrued on
 projected benefit
  obligation                         138       122       119
Actual return on assets             (194)      (64)     (245)
Net amortization and deferral         55       (73)      119
- ------------------------------------------------------------
Net pension cost                     $93       $68       $75
- --------------------------------------======================

   The following table summarizes the status as of December 31 of pension plans for which assets exceeded accumulated benefit obligations:

- --------------------------------------------------------------
(In millions)                                 1993        1992
- --------------------------------------------------------------
Actuarial present value of
 benefit obligations:
    Vested benefit obligation           $  (1,533)   $  (1,326)
                                         ---------    --------
    Accumulated benefit obligation      $  (1,570)   $  (1,362)
                                         ---------    --------
Pension liability included in
 Other Liabilities:
  Projected benefit obligation          $  (2,028)   $  (1,837)
  Plan assets at fair value                 1,752        1,571
                                         ---------    --------
  Plan assets less than projected
    benefit obligation                       (276)        (266)
  Unrecognized net loss from past
    experience                                298          301
  Unrecognized prior service cost              54           58
  Unamortized SFAS 87 transition asset        (79)         (90)
- ---------------------------------------------------------------
Pension asset (liability)               $      (3)   $       3
- -----------------------------------------======================

   At December 31, 1993 and 1992, plans under which accumulated benefits exceeded assets had projected benefit obligations of $143 million and $130 million and related assets at fair value of $27 million and $24 million, respectively. The accumulated benefit obligation as of December 31, 1993 and 1992 related to these plans was $115 million and $105 million, respectively. The pension liability included in Other Liabilities related to these plans was $94 million and $84 million, respectively.
   Determination of the projected benefit obligation was based on an assumed discount rate of 7.1% and 7.3% for 1993 and 1992, respectively. The assumed long-term rate of compensation increase was 4.7% and 5.2% for 1993 and 1992, respectively. The assumed long-term rate of return on assets was 9% for 1993 and 1992. Substantially all Plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 1.1 million shares of CIGNA common stock with a market value of $69 million and $65 million at December 31, 1993 and 1992, respectively.
   B) OTHER POSTRETIREMENT BENEFITS PLANS: In addition to providing pension benefits, CIGNA and certain of its subsidiaries provide certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans. A substantial portion of CIGNA's employees may become eligible for these benefits upon retirement. As of January 1, 1992, the health care benefit plans required nominal contributions by retirees. In August 1992, CIGNA amended its plans effective January 1, 1993, whereby CIGNA's contributions for health care benefits will depend upon a retiree's date of retirement, age and years of service. In addition, the plan amendments increased the level of other cost-sharing features, such as deductibles and coinsurance. The effect of the plan amendments was to reduce the accumulated benefit obligation by approximately $195 million. The reduction of the liability is being amortized into income over the average remaining employee service period, approximately 19 years. Under the terms of the benefit plans, benefit provisions and cost-sharing features can continue to be adjusted. In general, retiree health care benefits are not funded and are paid as covered expenses are incurred. Retiree life insurance benefits are paid from plan assets or as covered expenses are incurred.
   Effective January 1, 1992, CIGNA adopted SFAS No. 106 for its domestic postretirement benefit plans (See Note 1). SFAS No. 106 does not provide for the restatement of previously presented financial information. Therefore, expense for 1991 of $25 million, which generally reflects other postretirement benefit costs when paid, is not comparable with the 1993 and 1992 amounts.
   Components of net periodic other postretirement benefit cost for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Service cost--benefits earned
 during the year                              $ 27      $ 24
Interest accrued on benefit
 obligation                                     47        58
Actual return on assets                         (5)       (4)
Net amortization and deferral                   (9)       (4)
- ------------------------------------------------------------
Net other postretirement benefit cost         $ 60      $ 74
- -----------------------------------------------=============

   Under SFAS No. 106, an employer's postretirement benefit liability is primarily measured by determining the present value of the projected future costs of health benefits based on an estimate of health care cost trend rates.
   The following table summarizes the underfunded plans' benefit obligations reconciled with the other postretirement benefit liability included in Other Liabilities as of December 31:

- ------------------------------------------------------------
(In millions)                                 1993      1992
- ------------------------------------------------------------
Actuarial present value of benefit
 obligations:
  Retirees                                 $  (397)  $  (492)
  Other fully eligible plan
   participants                                (58)      (54)
  Other active plan participants              (269)     (194)
                                              ----      ----
Total accumulated benefit obligations         (724)     (740)
Plan assets at fair value                       49        44
                                              ----      ----
Plan assets less than accumulated
 benefit obligations                          (675)     (696)
 Unrecognized prior service cost              (185)     (189)
Unrecognized net (gain) loss from
 past experience                                (9)       51
- ------------------------------------------------------------
Other postretirement benefit liability     $  (869)  $  (834)
- --------------------------------------------================

   At December 31, 1993 and 1992, plan assets funded retiree life insurance plans with accumulated benefit obligations of $113 million and $117 million and were invested in the general account assets of CGLIC with an expected long-term rate of return of 7% for both 1993 and 1992.
   Determination of the accumulated other postretirement benefit obligations for 1993 and 1992 was based on an assumed discount rate of 7.1% and 7.3% and a long-term rate of compensation increase of 4.7% and 5.2%. The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 14.6% decreasing ratably to 5.5% over nine years, which reflects CIGNA's current claim experience and management's expectation that future rates of growth will decline. Increasing the health care cost trend rate by one percentage point for each future year would increase accumulated other postretirement benefit obligations by $110 million and the annual service and interest cost by $15 million, before taxes. Gains and losses that occur because actual experience differs from that assumed are amortized over the average future service period of employees.
   C) OTHER POSTEMPLOYMENT BENEFITS: CIGNA and certain of its subsidiaries provide certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans. Those plans are unfunded and noncontributory, except for the life insurance and health care plans.
   Although severance benefits accumulate with additional service, CIGNA recognizes severance expense when severance is probable and the costs can be reasonably estimated. Postemployment benefits other than severance generally do not vest or accumulate; therefore, the estimated cost of benefits are accrued when determined to be probable and estimable, generally upon disability or termination. See Note 1 for additional information regarding implementation of SFAS No. 112.
   D) CAPITAL ACCUMULATION PLANS: CIGNA sponsors various capital accumulation plans in which employee contributions on a before-tax basis (401(k)) are supplemented by CIGNA matching contributions. Contributions are invested, at the election of the employee, in CIGNA common stock, non-CIGNA stock portfolios and a fixed-income fund. CIGNA's expense for such plans totaled $33 million for both 1993 and 1992, and $32 million for 1991.

NOTE 10 - EMPLOYEE INCENTIVE PLANS

   The People Resources Committee of the Board of Directors can award to certain key employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans.
   As of December 31, 1993, 1992 and 1991, stock available for award aggregated 3,020,098 shares, 3,365,402 shares and 3,836,160 shares, respectively. The decline in 1992 is partly due to the expiration of a plan. Grants of restricted shares of CIGNA common stock during 1993, 1992 and 1991 totaled 164,994 shares, 182,228 shares and 238,799 shares, respectively. Restricted stock grants of 580,989 shares for 929 employees were outstanding at December 31, 1993.
   Options to purchase CIGNA common stock are awarded at market price on the date of grant. Non-qualified stock options expire 10 years after the date of grant. SARs permit the holders to receive in cash or stock the excess of the current market price of the underlying stock over the option price. Either the stock option or the SAR, but not both, may be exercised. Options and SARs may be subject to vesting periods. For options with SARs, changes in the market price of the stock, to the extent it exceeds the option price, are reflected as an expense.
   The following table summarizes the changes in common stock options outstanding for the year ended December 31:

- ------------------------------------------------------------
                                    1993      1992      1991
- ------------------------------------------------------------
Outstanding at January 1         776,617   744,727   845,857
  Granted                        183,550   238,650        --
  Expired or canceled            (25,895) (109,963)  (72,742)
  Exercised                     (188,658)  (96,797)  (28,388)
- ------------------------------------------------------------
Outstanding at December 31       745,614   776,617   744,727
- --------------------------------============================
Average exercise price of
 options exercised             $   49.45  $  47.82  $  46.73
- --------------------------------============================

   All outstanding options were exercisable except for 269,280 and 228,810 at December 31, 1993 and 1992, respectively.
   As of December 31, 1993, the exercise price for options outstanding (covering 745,614 shares of common stock held by 677 individuals) ranged from $43.44 to $73.88.

NOTE 11 - EARNINGS PER SHARE

   Earnings per share were based on income before extraordinary item and cumulative effect of accounting changes, and net income amounts divided by weighted average common shares, including common share equivalents, of 72.0 million, 71.7 million and 71.5 million for 1993, 1992 and 1991, respectively.
   There was no significant difference between earnings per share on a primary and a fully diluted basis.

NOTE 12 - SEGMENT INFORMATION

   CIGNA operates principally in four segments: Property and Casualty, Employee Life and Health Benefits, Employee Retirement and Savings Benefits, and Individual Financial Services. Other Operations includes unallocated investment income, expenses and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business, non-insurance subsidiaries engaged primarily in investment and real estate activities, and the California personal automobile and homeowners insurance businesses that CIGNA retained from the 1989 sale of the Horace Mann insurance companies and sold to Horace Mann in January 1994.
   Summarized financial information with respect to the business segments for the year ended and as of December 31 was as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
REVENUES
Property and Casualty:
  Domestic                      $  3,275 $   3,970 $   4,342
  International                    2,365     2,277     2,196
  Other, primarily reinsurance       688       728       749
                                   -----     -----     -----
Total Property and Casualty        6,328     6,975     7,287
Employee Life and Health
 Benefits                          8,392     8,021     7,983
Employee Retirement and Savings
 Benefits                          2,111     2,148     2,179
Individual Financial Services      1,447     1,250     1,140
Other Operations                     124       188       161
- ------------------------------------------------------------
Total                           $ 18,402 $  18,582 $  18,750
- ---------------------------------===========================
INCOME (LOSS) BEFORE INCOME
 TAXES, EXTRAORDINARY ITEM
 AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES
Property and Casualty:
  Domestic                      $   (884)$    (302)$     (45)
  International                        4       (78)      (80)
  Other, primarily reinsurance       (82)     (249)       --
                                     ---      ----       ---
Total Property and Casualty         (962)     (629)     (125)
Employee Life and Health Benefits    851       515       482
Employee Retirement and Savings
 Benefits                            223       256       242
Individual Financial Services        164       108       117
Other Operations                    (111)      (71)     (132)
- ------------------------------------------------------------
Total                           $    165 $     179 $     584
- ---------------------------------===========================
IDENTIFIABLE ASSETS
Property and Casualty:
  Domestic                      $ 16,968 $  16,862 $  16,754
  International                    6,192     5,148     5,146
  Other, primarily reinsurance     3,309     3,462     2,997
                                   -----     -----     -----
Total Property and Casualty       26,469    25,472    24,897
Employee Life and Health
 Benefits                         11,398    10,058     9,398
Employee Retirement and
 Savings Benefits                 34,384    32,654    31,777
Individual Financial Services      9,368     6,789     5,618
Other Operations                   3,356     2,708     2,410
- ------------------------------------------------------------
Total                           $ 84,975 $  77,681 $  74,100
- ---------------------------------===========================

   During 1993, CIGNA announced restructuring initiatives in the Property and Casualty segment (both the domestic and international operations) and the Employee Life and Health Benefits segment. These actions were taken to reduce operating expenses. Income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes for 1993 reflects a pre-tax charge of $165 million for the estimated costs of these restructuring actions, of which $80 million and $70 million relate to Domestic and International Property and Casualty operations, respectively. The remaining $15 million relates to the Employee Life and Health Benefits segment.
   As discussed in Note 1, CIGNA implemented SFAS No. 115, which increased segment identifiable assets as of December 31, 1993 as follows: Property and Casualty, $370 million (primarily Domestic); Employee Life and Health Benefits, $90 million; Employee Retirement and Savings Benefits, $444 million; Individual Financial Services, $43 million; and Other Operations, $241 million.
   Also, as discussed in Note 1, CIGNA adopted new accounting pronouncements in 1992. Implementation resulted in a charge to income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes in 1992 with respect to the business segments reported above as follows: Property and Casualty, $20 million (primarily Domestic); Employee Life and Health Benefits, $29 million; Employee Retirement and Savings Benefits, $4 million; and Individual Financial Services, $7 million.

NOTE 13 - FOREIGN OPERATIONS

   CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Canada, Europe, Japan, Latin America and the Pacific Rim.
   The change in Net Translation of Foreign Currencies reflects increases (decreases) of ($28) million (net of tax benefit of $7 million), ($73) million (net of tax benefit of $8 million) and $5 million (no net tax effect) for the years ended December 31, 1993, 1992 and 1991, respectively.
   Summary financial data of CIGNA's foreign operations for the year ended and as of December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Revenues                        $  2,821  $  2,711  $  2,680
Income (loss) before income
 taxes, extraordinary item
 and cumulative effect of
 accounting changes             $     40  $   (271) $    (75)
Identifiable assets             $  8,941  $  8,005  $  7,449
- ------------------------------------------------------------

   CIGNA's income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes included aggregate foreign exchange transaction losses of $6 million, $5 million and $10 million in 1993, 1992 and 1991, respectively.

NOTE 14 - REINSURANCE

   In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of its reinsurers. As of December 31, 1993 and 1992, approximately 9% and 6%, respectively, of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.
   The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

- ------------------------------------------------------------
(In millions)                       1993      1992      1991
- ------------------------------------------------------------
Premiums and Fees:
  Direct                       $  13,128 $  13,495 $  13,946
  Assumed                          2,780     3,004     3,048
  Ceded                           (2,196)   (2,575)   (2,699)
- ------------------------------------------------------------
Net earned premiums and
 fees                          $  13,712 $  13,924 $  14,295
- --------------------------------============================

   The effects of reinsurance on written premiums and fees were not materially different from the amounts shown above.
   Benefits, losses and settlement expenses for 1993, 1992 and 1991 were net of reinsurance recoveries of $2.8 billion, $3.4 billion and $3.0 billion, respectively.

Note 15 - LEASES AND RENTALS

   Rental expenses for operating leases, principally with respect to buildings, amounted to $284 million, $283 million and $308 million in 1993, 1992 and 1991, respectively.
   As of December 31, 1993, future net minimum rental payments under non-cancelable operating leases were approximately $1 billion, payable as follows: 1994 -- $172 million; 1995 -- $152 million; 1996 -- $136 million;
1997 -- $104 million; 1998 -- $82 million; and $359 million thereafter.

NOTE 16 - PROPERTY AND CASUALTY UNPAID CLAIMS
AND CLAIM EXPENSE RESERVES

   As described in Note 1, CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and the related expenses, with respect to insured events that have occurred. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business. The process requires reliance upon estimates based on available data that reflect past experience, current trends and other information, and the exercise of informed judgment. As information develops that varies from experience, provides additional data or, in some cases, augments data that previously were not considered sufficient for use in determining reserves, changes in CIGNA's estimate of ultimate liabilities may be required. The effects of these changes, net of reinsurance, are charged or credited to income for the periods in which they are determined.
   Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) other than for asbestos-related, environmental pollution and other long-term exposure claims and charges for unrecoverable reinsurance, were $120 million, $355 million and $164 million for the years ended December 31, 1993, 1992 and 1991, respectively. The 1992 charges include $290 million ($62 million for unrecoverable reinsurance) for losses in the London reinsurance market arising from large catastrophes occurring in recent years. The charge resulted from an extensive review of CIGNA's London property and casualty reinsurance exposures. This review also related to obligations (reported in Other Liabilities) of a closed book of reinsurance business acquired in 1984, which resulted in a decrease in such liabilities of $150 million (reported as a reduction in Other Operating Expenses).
   Prior year development for asbestos-related, environmental pollution and other long-term exposure losses and charges for unrecoverable reinsurance in the aggregate were $669 million, $301 million and $177 million for the years ended December 31, 1993, 1992 and 1991, respectively. In 1993, CIGNA re-evaluated its reported asbestos-related, environmental pollution and other long-term exposure claims to determine if future legal expenses could be reasonably estimated and reserves established. Based on this review, CIGNA added $375 million to its reserves in the third quarter of 1993, which resulted in an after-tax charge of $244 million for future legal and associated expenses for reported claims.
   Reserving for asbestos-related, environmental pollution and certain other long-term exposure claims is subject to significant uncertainties that are not generally present for other types of claims. Developed case law and adequate claim history do not exist for such claims. CIGNA and the insurance industry dispute coverage for the environmental pollution and some asbestos-related liabilities of their policyholders. In addition to the coverage lawsuits, CIGNA shares in the expense of defending underlying litigation against its policyholders. The outcome of the coverage litigation will assist in the determination of amounts that might be paid in the future for similar claims. These claims differ from almost all others in that it is often not clear that an insurable event has occurred and which, if any, of multiple policy years and insurers may be liable. These uncertainties prevent identification of applicable policies and policy limits until after a claim is reported to CIGNA and substantial time is spent (many years in some cases), resolving contract issues and determining facts necessary to evaluate the claim.
   Estimating liabilities and recoveries for asbestos-related, environmental pollution and other long-term exposure claims that will be asserted under reinsurance policies is also subject to similar uncertainties as those affecting such claims under direct policies. CIGNA expects recoveries from ceded reinsurance to reduce its future losses, although the amount of recoveries cannot be reasonably estimated.
   Under current law, CIGNA expects asbestos-related, environmental pollution and other long-term exposure claims to continue to be reported for the foreseeable future. The claims to be paid, if any, and timing of any such payments, depend on resolution of the uncertainties associated with them, and could extend over several decades under current law.
   For asbestos-related claims, CIGNA carries reserves related to certain insurance policies issued for certain major asbestos manufacturers ("targets"), under which CIGNA expects to pay the full limits of liability. These reserves (including amounts for unreported claims) are equal to the policy limits of liability, minus payments made to date, plus an estimate of the associated future legal expenses, and were approximately $256 million and $272 million, before reinsurance, at December 31, 1993 and 1992, respectively.
   In addition, CIGNA establishes reserves for reported asbestos-related, environmental pollution and other long-term exposure claims as information permits and, during 1993, established reserves for future legal and associated expenses for such reported claims. Total reserves, including amounts attributable to targets, were $1.5 billion ($832 million, net of reinsurance) and $875 million ($394 million, net of reinsurance) at December 31, 1993 and 1992, respectively. Except for asbestos-related claims under the target policies discussed above, CIGNA does not establish reserves for unreported asbestos-related, environmental pollution or certain other long-term exposure claims or for future legal and associated expenses related to such unreported claims because of the uncertainties involved.
   CIGNA expects that its future results will continue to be adversely affected by losses and legal expenses for these types of claims. Because of the significant uncertainties involved as discussed above, and the likelihood that these uncertainties will not be resolved in the near future, CIGNA is unable to reasonably estimate the additional losses and expenses and therefore is unable to determine whether such amounts will be material to its future results of operations, liquidity or financial condition.
   In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves. However, future changes in estimates of CIGNA's liability for insured events will adversely affect results in future periods, although such effects can not be reasonably estimated.

NOTE 17 - CONTINGENCIES

FINANCIAL GUARANTEES

   CIGNA Corporation, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. These include guarantees for the repayment of industrial revenue bonds as well as other debt instruments. The contractual amounts of financial guarantees reflect CIGNA's maximum exposure to credit loss in the event of nonperformance. To limit CIGNA's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced through reinsurance and, in certain programs, use of letters of credit and other types of security.
   The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 22 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1993 and 1992 was $323 million and $368 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income as earned. During 1992 and 1991, losses for industrial revenue bonds were $4 million and $6 million, respectively. There were no such losses in 1993.
   In addition, CIGNA is liable for guarantee business of $2.2 billion and $2.8 billion at December 31, 1993 and 1992, respectively, fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds, which have maturities of up to 40 years. The nature of this guarantee business is similar to the reinsurance transactions described in Note 14. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments.
   Other debt instruments guaranteed by CIGNA consist of commercial paper and any subsequent rollovers, as well as obligations of limited partnerships and other notes. Such insured obligations generally are guaranteed for periods of up to 22 years. The principal amount guaranteed was $16 million and $19 million at December 31, 1993 and 1992, respectively.
   Generally, premiums for insurance provided by guarantees are recognized as income ratably over the policy period. Amounts included in Unearned Premiums under these programs were approximately $1 million as of December 31, 1993 and 1992. Loss reserves for financial guarantees are established when a default has occurred or when CIGNA believes that a loss has been incurred. Loss reserves included in Unpaid Claims and Claim Expenses were $3 million and $5 million at December 31, 1993 and 1992, respectively.
   CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1993 and 1992, the amount of minimum benefit guarantees for separate account contracts was $4.9 billion and $4.5 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. As of December 31, 1993, reserves of $6 million were recorded. Reserves were not required as of December 31, 1992. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.
   Although the ultimate outcome of any loss contingencies arising from CIGNA's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's financial condition.

REGULATORY AND INDUSTRY DEVELOPMENTS

   CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards; to reform health care; to restrict investment practices; to expand regulation; and to reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA. Current proposals on national health care reform could significantly change the way health care is financed and delivered in the United States. CIGNA is not able to predict the outcome of any legislative or other changes resulting from health care reform and the effect on its business.
   The Federal Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"), which was passed in 1980, is subject to re-authorization by Congress in 1994; any changes in Superfund's system of allocating responsibility or funding clean-up costs could affect the liability of policyholders and insurers. The proposals being considered by Congress to reform Superfund are in the early stages of development; therefore, CIGNA is not able to determine what effect, if any, such enacted reform would have on its future results.
   The National Association of Insurance Commissioners (NAIC) has developed model solvency-related guidelines ("risk-based capital" rules) to strengthen solvency regulation of insurance companies. Risk-based capital rules for the domestic life and property and casualty industries were finalized during 1992 and 1993, respectively. At December 31, 1993, CIGNA's life insurance and property and casualty insurance subsidiaries were adequately capitalized under the guidelines. However, as the guidelines for property and casualty become more stringent in the future and depending on the future results of the property and casualty operations, additional capital for the property and casualty subsidiaries may be necessary.
   Also, the NAIC is addressing risk-based capital guidelines for health maintenance organizations (HMOs) and a proposal that would limit the types and amounts of investment assets that an insurance company can hold. CIGNA cannot currently predict what effect, if any, such guidelines will have on its operations.
   Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are impaired or insolvent. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. Assessments against CIGNA's insurance subsidiaries were $28 million, $23 million and $32 million for 1993, 1992 and 1991, respectively, before giving effect to premium tax offsets. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's financial condition.
   The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

LITIGATION

   CIGNA is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers.
   A number of state attorneys general and private plaintiffs filed lawsuits against a number of insurance companies and others, including CIGNA, alleging violations of federal and state antitrust laws. These cases are currently being contested in court.
   While the outcome of litigation involving CIGNA cannot be determined, litigation (other than that related to asbestos-related, environmental pollution and other long-term exposure claims, which is discussed below), net of reserves and giving effect to reinsurance, is not expected to have a material effect on CIGNA.
   CIGNA is involved in lawsuits regarding policy coverage and judicial interpretation of legal liability for asbestos-related, environmental pollution and other long-term exposure claims. The lack of developed case law, as evidenced by the coverage lawsuits, is one of the significant uncertainties that affects CIGNA's ability to estimate future losses for these types of claims. Litigation involving asbestos-related, environmental pollution and other long-term exposure claims is discussed in Note 16.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE
                                                        [PRICE WATERHOUSE LOGO]
THE BOARD OF DIRECTORS AND SHAREHOLDERS
CIGNA CORPORATION                                           FEBRUARY 14, 1994

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The Company implemented certain new accounting pronouncements as discussed in
Note 1 to the consolidated financial statements.



/S/ PRICE WATERHOUSE
- ----------------------
    PRICE WATERHOUSE

Philadelphia, Pennsylvania

QUARTERLY FINANCIAL DATA (Unaudited)

   The following unaudited quarterly financial data are presented on a consolidated basis for each of the two years ended December 31, 1993 and 1992.
   Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

- -----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                                 Three Months Ended
- -----------------------------------------------------------------------------------------------------------------------------
                                                             March 31            June 30          Sept. 30            Dec. 31
- -----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
1993 *
Total revenues                                          $       4,374     $        4,563    $        4,525     $        4,940
Income (loss) before income taxes                                  40                122              (261)               264
Net income (loss)                                                  46                 88               (94)               194
Per share:
  Net income (loss)                                              0.64               1.22             (1.31)              2.70
1992 **
Total revenues                                          $       4,648     $        4,652    $        4,491     $        4,791
Income (loss) before income taxes and cumulative
   effect of accounting changes                                   134                148              (142)                39
Income before cumulative effect of accounting changes             107                130                50                 50
Net income                                                         81                130                50                 50
Per share:
  Income before cumulative effect of accounting changes          1.49               1.81               .70                .70
  Net income                                                     1.13               1.81               .70                .70
STOCK AND DIVIDEND DATA
1993
Price range of common stock                             $   68-57-1/4     $63-1/2-56-7/8    $65-7/8-56-1/2     $68-3/8-61-5/8
Dividends declared per common share                               .76                .76               .76                .76
1992
Price range of common stock                             $60-7/8-50-1/2    $57-3/4-47-1/4    $57-1/4-47-1/8     $59-7/8-49-3/4
Dividends declared per common share                                .76               .76               .76                .76
- -----------------------------------------------------------------------------------------------------------------------------

* The third quarter of 1993 reflects a $244 million after-tax charge for future legal and associated expenses for reported claims related to asbestos-related, environmental pollution and other long-term exposures, and $107 million in after-tax restructuring charges. In addition, third quarter 1993 reflects a benefit of $48 million relating to the effect of the federal income tax rate change on CIGNA's net deferred tax asset.

** The third quarter of 1992 reflects a net after-tax charge of $140 million related to a review of CIGNA's London property and casualty reinsurance exposures. Also in the third quarter of 1992, net income was increased by $182 million, reflecting a reduction in income tax expense from federal tax audits of CIGNA.

FINANCIAL INFORMATION

   If you would like a copy of the Form 10-K, to be filed by March 31, 1994 with the Securities and Exchange Commission, please contact:

CIGNA Corporation
Shareholder Services Department
Two Liberty Place
1601 Chestnut Street
P.O. Box 7716
Philadelphia, PA 19192-2378
(215) 761-3516

STOCK LISTING

    CIGNA's common shares are listed on the New York, Pacific and Philadelphia Stock exchanges. The ticker symbol is CI.