Form 10-K, Exhibit 13
CIGNA CORP
filed 1995-03-29
CIK 701221

                                                                Exhibit 13










                           Portions of Registrant's
                      1994 Annual Report to Shareholders

HIGHLIGHTS


------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)          1994            1993          1992           1991          1990
------------------------------------------------------------------------------------------------------------------------
REVENUES:

Premiums and fees                                    $ 13,912        $ 13,712      $ 13,924       $ 14,295      $ 13,986
Net investment income and other revenues                4,438           4,408         4,493          4,373         4,198
Realized investment gains (losses)                         42             282           165             82           (20)
------------------------------------------------------------------------------------------------------------------------
  Total                                              $ 18,392        $ 18,402      $ 18,582       $ 18,750      $ 18,164
------------------------------------------------------==================================================================
INCOME (LOSS) FROM CONTINUING OPERATIONS:

Employee Life and Health Benefits                    $    548        $    589      $    483       $    329      $    291
Employee Retirement and Savings Benefits                  190             159           216            167           161
Individual Financial Services                             136             110            86             76            67
Property and Casualty                                    (235)           (530)         (374)            (7)         (104)
Other Operations                                          (85)            (94)          (74)          (112)          (97)
------------------------------------------------------------------------------------------------------------------------
  Total                                              $    554        $    234      $    337       $    453      $    318
------------------------------------------------------==================================================================
NET INCOME                                           $    554        $    234      $    311       $    449      $    330

Per share:
  Income from continuing operations                      7.66            3.25          4.70           6.34          4.20
  Net income                                             7.66            3.25          4.34           6.28          4.36
  Common dividends declared                              3.04            3.04          3.04           3.04          3.04
Total assets                                           86,102          84,975        78,034         74,573        71,372
Long-term debt                                          1,389           1,235           929            848           832
Shareholders' equity                                    5,811           6,575         5,744          5,863         5,242
  Per share                                             80.46           91.30         80.09          81.93         73.51
Common shares outstanding (thousands)                  72,225          72,015        71,720         71,563        71,313
Shareholders of record                                 16,408          17,491        18,581         19,380        20,234
Employees                                              48,341          50,624        52,255         55,961        56,973
------------------------------------------------------------------------------------------------------------------------

See Notes to the Financial Statements, including Note 1 for information regarding the effect of adopting accounting pronouncements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


CONSOLIDATED RESULTS OF OPERATIONS

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Premiums and fees                                    $ 13,912        $ 13,712      $ 13,924
Net investment income                                   3,946           3,902         3,914
Other revenues                                            492             506           579
Realized investment gains                                  42             282           165
                                                      -------         -------       -------
Total revenues                                         18,392          18,402        18,582
Benefits and expenses                                  17,587          18,237        18,403
                                                      -------         -------       -------
Income before taxes and
  cumulative effect of
  accounting changes                                      805             165           179
Income taxes (benefits)                                   251             (69)         (158)
                                                      -------         -------       -------
Income before cumulative effect
  of accounting changes                                   554             234           337
Cumulative effect of
  accounting changes                                       --              --           (26)
                                                      -------         -------       -------
Net income                                           $    554        $    234      $    311
------------------------------------------------------=====================================
Realized investment gains,
  net of taxes                                       $     28        $    224      $    192
------------------------------------------------------=====================================

         CIGNA's consolidated net income increased significantly in 1994, compared with 1993, and declined 25% for 1993, compared with 1992. Results for 1993 included a $244 million after-tax charge for legal and associated expenses for reported claims related to asbestos, environmental pollution and other long-term exposures and $107 million in after-tax restructuring charges. In addition, CIGNA's results for 1993 reflected a benefit of $48 million, resulting from the effect on CIGNA's net deferred tax asset of an increase in the federal income tax rate. Results for 1992 include a $140 million net after-tax charge for London reinsurance exposures and a $182 million tax benefit (including $24 million related to realized investment results), reflecting a reduction in income tax expense from federal tax audits of CIGNA.

         Excluding the above items and after-tax realized investment gains, income before cumulative effect of accounting changes was $526 million, $313 million and $127 million for 1994, 1993 and 1992, respectively. The 1994 increase primarily reflects lower losses in the Property and Casualty segment and higher earnings in the Employee Life and Health Benefits segment. The 1993 increase primarily reflects overall improvement in the Employee Life and Health Benefits and Individual Financial Services segments as well as lower catastrophe losses in the Property and Casualty segment.

         After-tax realized investment gains for 1994 decreased, compared with 1993, primarily due to lower gains on sales of equity securities and fixed maturities and a higher effective tax rate in 1994 than in 1993. Partially offsetting these factors were decreases in new loss reserves, primarily for mortgage loan and real estate investments, and higher gains on sales of real estate.

         After-tax realized investment gains increased in 1993, compared with 1992, primarily due to higher gains from the sale of equity securities resulting from a restructuring of the portfolio into less volatile investments primarily for the Property and Casualty and Employee Life and Health Benefits segments. Partially offsetting these gains was a higher effective tax rate in 1993, compared with 1992 and higher loss reserves on mortgage loans resulting from adverse real estate market conditions.

         Consolidated revenues, excluding realized investment gains, have remained level since 1992. These results reflect higher premiums and fees for the Employee Life and Health Benefits segment due to growth in HMO and life premiums. Offsetting this increase were declines in Property and Casualty premiums and fees, reflecting the continuation of intense price competition in the property and casualty industry and CIGNA's decision to de-emphasize, or substantially withdraw from, certain property and casualty product lines.

         Net income for 1995 is expected to improve, compared with 1994. However, such improvement could be materially affected by a continued adverse property and casualty environment and major catastrophes as well as the effect of potential legislative actions, such as Superfund re-authorization.

OTHER MATTERS

         Based on a recent strategic assessment, CIGNA decided in the third quarter of 1994 to substantially withdraw from the property and casualty reinsurance business. For 1993, the portion of the business affected by the withdrawal had international and domestic revenues of approximately $500 million, and results of operations that were not material to CIGNA. In connection with the withdrawal, CIGNA entered into agreements to sell renewal opportunities for a significant portion of its international reinsurance business. CIGNA will discontinue writing most other property and casualty reinsurance coverages. These actions are not expected to have a material effect on CIGNA's future results of operations.

         During 1993, CIGNA announced restructuring initiatives in the Property and Casualty segment (both the domestic and international operations) and the Employee Life and Health Benefits segment. These actions were taken to reduce operating expenses by eliminating certain payroll and lease costs in future years. During 1994, CIGNA continued implementation of the restructuring initiatives and, as of December 31, 1994, there were no material changes to the costs associated with, or the anticipated annual savings related to, these initiatives. See the Property and Casualty segment discussion for additional information.

         CIGNA continues to conduct strategic and financial reviews of its businesses in order to deploy its capital most effectively. Such reviews could result in future actions; however, no determinations have been made at this time.

         In connection with federal tax audits for the years 1982 through 1990, two issues are being contested that could result in assessments totaling approximately $350 million. CIGNA is currently contesting the issues and, although the outcomes are uncertain, management believes that CIGNA should prevail. See Note 8 to the Financial Statements for additional information.

         CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment which could affect them. Some of the changes include initiatives to: revise the system of funding cleanup of environmental damages; develop standards for estimating currently unquantifiable liabilities; reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA; restrict insurance pricing and the application of underwriting standards; reform health care; restrict investment practices; and expand regulation. Some of the more significant issues are discussed below.

         Superfund, originally enacted in 1980, was under review by Congress in 1994. Congress recessed in 1994 without completing action on Superfund legislation. New legislation could be introduced in Congress in 1995, in part because the existing Superfund legislation expires in 1995. Any changes in Superfund relating to: (1) allocating responsibility; (2) funding cleanup costs; or (3) establishing cleanup standards could affect the liabilities of potentially responsible parties and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

         The American Academy of Actuaries has initiated a project to develop standards for estimating currently unquantifiable liabilities. The project may examine unreported claims for asbestos-related, environmental pollution and certain other long-term exposures. In addition, various industry-related parties are attempting to develop methods to estimate pollution liabilities, including estimates based on a market share analysis. CIGNA is evaluating these methods to determine if they could be used in establishing reasonable estimates of reserves for unreported claims for asbestos-related, environmental pollution or other long-term exposures. The outcome and effect, if any, of those initiatives on CIGNA are not determinable at this time.

         Proposals on national health care reform were under consideration in 1994, which could have significantly changed the way health care is financed and delivered in the United States. Congress recessed in 1994 without enacting health care reform. New legislation could be introduced in Congress in 1995; however, comprehensive national reform is not likely to be proposed in 1995. Instead, CIGNA expects federal and state proposals seeking modest insurance reform and limitations on the formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on CIGNA's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

         The National Association of Insurance Commissioners (NAIC) has developed model solvency-related guidelines ("risk-based capital" rules) to strengthen solvency regulation of insurance companies. Depending on the ratio of the insurer's surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. As of December 31, 1994, CIGNA's life insurance and property and casualty insurance subsidiaries were adequately capitalized under the risk-based capital rules. As the risk-based capital guidelines for property and casualty insurers become more stringent in future years, additional capital for the property and casualty subsidiaries may be needed; however, the amount and timing of additional capital contributions will depend on future results of operations.

         Also, the NAIC is addressing risk-based capital guidelines for health maintenance organizations (HMOs) and a proposal that would limit the types and amounts of investment assets that can be held. CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.

         During 1994, A.M. Best Company, Inc. (Best) reduced its rating of certain property and casualty companies to B++ ("Very Good") from A- ("Excellent"). During the first quarter of 1995, Best upgraded the ratings of certain of these domestic property and casualty companies from B++ to A- while the remaining companies were downgraded to B+ ("Very Good"). Also during 1994, Standard & Poor's downgraded CIGNA's principal life insurance subsidiary, Connecticut General Life Insurance Company, from AA+ to AA (both categorized as "Excellent"). CIGNA does not expect the effect of these downgrades to be material to its results of operations, liquidity or financial condition.

         The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 17 to the Financial Statements.

ACCOUNTING PRONOUNCEMENTS

         In 1993, CIGNA adopted Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." Adoption of these pronouncements had no effect on results of operations. In 1992, several pronouncements were adopted, principally affecting employee benefits and income taxes, which resulted in the recording of an adverse cumulative effect adjustment for accounting changes of $26 million. The following segment discussions exclude the cumulative effect adjustment in 1992, which increased (decreased) net income for Employee Life and Health Benefits, ($146) million; Employee Retirement and Savings Benefits, ($25) million; Individual Financial Services, ($37) million; Property and Casualty, $179 million; and Other Operations, $3 million.

         See Notes 1 and 12 to the Financial Statements for a detailed discussion of certain accounting pronouncements and their effect on CIGNA and its business segments.


EMPLOYEE LIFE AND HEALTH BENEFITS

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Premiums and fees                                     $ 7,844         $ 7,438       $ 7,174
Net investment income                                     515             503           504
Other revenues                                            272             286           290
Realized investment gains                                  19             165            53
                                                       ------          ------        ------
Total revenues                                          8,650           8,392         8,021
Benefits and expenses                                   7,821           7,541         7,506
                                                       ------          ------        ------
Income before taxes                                       829             851           515
Income taxes                                              281             262            32
                                                       ------          ------        ------
Income                                                $   548         $   589       $   483
-------------------------------------------------------====================================
Realized investment gains,
  net of taxes                                        $    17         $   126       $    63
-------------------------------------------------------====================================

         Income for the Employee Life and Health Benefits segment decreased 7% in 1994, compared with an increase of 22% in 1993. Results for 1992 include a significant tax benefit of $108 million related to federal tax audits.

         Excluding the tax benefit noted above and after-tax realized investment gains, income for 1994 was $531 million, compared with $463 million for 1993 and $312 million for 1992. The increase for 1994 reflects improvements of $62 million and $6 million in the segment's HMO and indemnity operations, respectively. The HMO improvement reflects approximately $42 million attributable to membership growth, with the balance primarily attributable to rate increases and favorable medical cost experience. The increase in indemnity earnings reflects an $8 million improvement in group universal life business primarily due to sales. The increase also reflects, to a lesser extent, favorable claim experience and rate increases for other lines. Partially offsetting the indemnity improvements was a decline in long-term disability
(LTD) earnings due to unfavorable claim experience.

         The increase for 1993 reflects an improvement of $68 million in HMO operations. The HMO improvement reflects approximately $30 million attributable to membership growth, with the balance attributable to rate increases and medical cost management. Also contributing to the 1993 growth in income were improved operating results of $83 million in the group indemnity business primarily reflecting more favorable claim experience due, in part, to lower medical care cost inflation; and an improvement of $22 million for LTD, primarily due to favorable claim experience as well as rate increases.

         Premiums and fees increased 5% in 1994 and 4% in 1993. The 1994 improvement reflects (1) increased premiums and fees for HMOs of $115 million, primarily reflecting membership growth and rate increases; and (2) an increase of $291 million in group indemnity business (life, $186 million; medical, $66 million; all other, $39 million), primarily reflecting sales and rate increases. Overall, future growth in medical indemnity business is expected to be constrained by increasing penetration into indemnity markets by prepaid health care providers, including conversions to CIGNA's HMOs. The 1993 improvement reflects increased premiums and fees for HMOs of $180 million, primarily reflecting rate increases, and an increase of $84 million in group indemnity businesses (life, $47 million; medical, $37 million).

         Total HMO membership increased 23% in 1994, compared with an 18% increase in 1993. Substantially all membership growth has been in HMO alternative funding programs under which the customer assumes all or a portion of the responsibility for funding claims. Such programs generally have lower margins than traditional HMO plans.

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

         Adjusted premiums and fees were $17.5 billion in both 1994 and 1993, compared with $17.0 billion in 1992. In addition to the factors noted previously for premiums and fees, 1994 reflects membership growth in HMO alternative funding programs, offset by declining medical indemnity premium equivalents due to cancellations and conversions to HMOs. Premium equivalents, as a percentage of total adjusted premiums and fees, were 55% in 1994, 57% in 1993 and 58% in 1992. ASO plans accounted for 46%, 45% and 40% of total adjusted premiums and fees in 1994, 1993 and 1992, respectively.

         The adjusted premium mix in 1994 was approximately 48% medical insurance, 28% prepaid health and dental care, 10% life insurance, 9% dental insurance, 3% long-term disability insurance and 2% other insurance coverages.

         Indemnity claims paid for insured plans and claims paid for alternative funding programs, including ASOs, for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                            1994            1993          1992
-------------------------------------------------------------------------------------------
Insured plans                                        $  3,706        $  3,465      $  3,378
Alternative funding programs                            9,725           9,917         9,606
-------------------------------------------------------------------------------------------
Total                                                $ 13,431        $ 13,382      $ 12,984
------------------------------------------------------=====================================



EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Premiums and fees                                     $   201         $   296       $   248
Net investment income                                   1,722           1,846         1,893
Realized investment gains (losses)                         12             (31)            7
                                                       ------          ------        ------
Total revenues                                          1,935           2,111         2,148
Benefits and expenses                                   1,648           1,888         1,892
                                                       ------          ------        ------
Income before taxes                                       287             223           256
Income taxes                                               97              64            40
                                                       ------          ------        ------
Income                                                $   190         $   159       $   216
-------------------------------------------------------====================================
Realized investment gains (losses),
  net of taxes                                        $     6         $   (23)      $    16
-------------------------------------------------------====================================

         Income for the Employee Retirement and Savings Benefits segment increased 19% in 1994, compared with a decrease of 26% in 1993. Included in the results for 1994 was an unfavorable tax adjustment related to federal tax audits of $3 million (including a $1 million charge related to realized investment results), compared with favorable tax adjustments of $3 million (including a $3 million charge related to realized investment results) in 1993, and $41 million (including a $14 million benefit related to realized investment results) in 1992.

         Excluding after-tax realized investment results and the tax adjustments, income for 1994 was $186 million, compared with $176 million for 1993 and $173 million in 1992. The 1994 increase primarily reflects improved interest margins on defined contribution business. Competitive pressures and interest rate movements could affect such margins in the future. Earnings growth for 1993 principally reflects higher earnings from an increased asset base, partially offset by the effects of lower investment yields due to lower interest rates.

         Premiums and fees decreased 32% in 1994 and increased 19% in 1993. The 1994 decrease primarily reflects lower group annuity premiums. The increase in 1993 was due primarily to higher group annuity premiums. Net investment income decreased 7% in 1994 and 2% in 1993. These declines reflect the effects of lower yields on invested assets and, for 1994, a decrease resulting from customers' redirection of investments to separate accounts.

         Assets under management is generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Balance -- January 1                                                 $ 34,469      $ 32,736
Premiums and deposits                                                   3,456         2,960
Investment results                                                      2,320         2,876
Increase (decrease) in fair value of assets                            (1,250)          626
Customer withdrawals                                                   (2,518)       (2,915)
Benefit payments and other                                             (2,595)       (1,814)
-------------------------------------------------------------------------------------------
Balance -- December 31                                               $ 33,882      $ 34,469
----------------------------------------------------------------------=====================

         Approximately 50% and 45% of the premiums and deposits for 1994 and 1993, respectively, were from new customers. The decline in investment results for assets under management for 1994, compared with 1993, primarily reflects significantly lower realized gains from the sales of separate account investment assets and lower investment yields. The decrease for 1994 in the fair value of assets, primarily fixed maturities, resulted from an increase in interest rates. The decline in withdrawals for 1994, compared with 1993, reflects approximately $840 million of payments made in 1993 to two large customers under contracts that were terminated prior to 1993. The increase in benefit payments and other is primarily due to the payment of benefits of $318 million for several large contracts that matured in 1994 and an increase in annuity payments of $300 million.

         Management expects asset growth to continue to be constrained by withdrawals and lower deposits resulting from decisions by plan sponsors to diversify assets and fund management and by benefit payments of approximately $500 million to be made on several large contracts that will mature in 1995. In addition, the fair value of assets under management will be adversely affected by any future increase in interest rates.


INDIVIDUAL FINANCIAL SERVICES

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Premiums and fees                                     $   824         $   814       $   710
Net investment income                                     741             583           457
Other revenues                                             64              65            98
Realized investment gains (losses)                          8             (15)          (15)
                                                       ------          ------        ------
Total revenues                                          1,637           1,447         1,250
Benefits and expenses                                   1,427           1,283         1,142
                                                       ------          ------        ------
Income before taxes                                       210             164           108
Income taxes                                               74              54            22
                                                       ------          ------        ------
Income                                                $   136         $   110       $    86
-------------------------------------------------------====================================
Realized investment gains
  (losses), net of taxes                              $     5         $   (13)      $    --
-------------------------------------------------------====================================

         Income for the Individual Financial Services segment increased 24% and 28% in 1994 and 1993, respectively. Excluding after-tax realized investment results, income for 1994 was $131 million, compared with $123 million for 1993 and $86 million for 1992. The 1994 increase reflects higher earnings of $14 million from interest-sensitive products, primarily reflecting improved interest margins and business growth partially offset by the absence of $5 million of favorable tax adjustments recorded in 1993. The increase for 1993 reflects $20 million from improved margins and higher sales of interest-sensitive business, principally corporate- owned life insurance
(COLI), and improved reinsurance earnings.

         In 1994 and 1993, premiums and fees increased 1% and 15%, respectively, and net investment income increased 27% and 28%, respectively. These increases, as well as the increases in benefits and expenses, reflect growth in business, primarily of interest-sensitive products (principally
COLI). Deposits, which are not included in revenues, totaled $3.2 billion, $2.5 billion and $1.0 billion in 1994, 1993 and 1992, respectively. The 1994 increase reflects increased deposits of $165 million for universal life and $538 million for annuities, while the 1993 increase primarily reflects business growth for interest-sensitive products (principally COLI).

PROPERTY AND CASUALTY

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Premiums and fees                                     $ 5,043         $ 5,136       $ 5,760
Net investment income                                     756             753           842
Other revenues                                            223             254           254
Realized investment gains                                   8             185           119
                                                       ------          ------        ------
Total revenues                                          6,030           6,328         6,975
Benefits and expenses                                   6,447           7,290         7,604
                                                       ------          ------        ------
Loss before tax benefits                                 (417)           (962)         (629)
Income tax benefits                                      (182)           (432)         (255)
                                                       ------          ------        ------
Loss                                                  $  (235)        $  (530)      $  (374)
-------------------------------------------------------====================================

         Losses for the Property and Casualty segment for the periods presented above included the following after-tax (charges)/benefits (in millions):

Realized investment gains                             $     4         $   150       $   111
Prior year development:
  Asbestos and environmental                             (179)           (367)         (129)
  Other                                                  (171)           (146)         (403)
Catastrophe losses                                        (98)            (94)         (166)
Restructuring charges                                      (9)            (97)          (16)
Reserve decrease for a closed
  book of reinsurance business                             --              --           150
Reserve increase for self-insurance
  programs                                                 --             (40)           --
Gain on sale of  international
  insurance subsidiaries                                   --              20            --
Tax benefit from federal income
  tax rate change on deferred
  tax asset                                                --              24            --
Federal tax audit adjustments                               8              --            22
Underlying operations                                     210              20            57
-------------------------------------------------------------------------------------------
Loss                                                  $  (235)        $  (530)      $  (374)
-------------------------------------------------------====================================

         The improvement in "Underlying operations" for 1994, compared with last year, as shown in the above table, primarily reflects lower current accident year underwriting losses for both the domestic and international businesses. The improvements were primarily driven by favorable claim experience and rate increases on certain lines of business and, to a lesser extent, by expense savings of approximately $40 million after-tax, primarily due to lower employee-related costs resulting from restructuring initiatives. Although its results are beginning to show improvement, CIGNA's domestic business continues to reflect the highly competitive pricing environment. The decline in "Underlying operations" in 1993, compared with 1992, reflects higher underwriting losses in domestic operations due primarily to the pricing environment, partially offset by lower losses in the international operations due to re-underwriting of the European property business.

         Pre-tax catastrophe losses, net of reinsurance, ("catastrophe losses") for 1994, 1993 and 1992 were $151 million (before reinsurance ("gross"), $158 million), $145 million (gross, $308 million) and $251 million (gross, $402 million), respectively. Catastrophe losses for 1994 include $87 million (gross, $92 million) for the Los Angeles earthquake and $27 million (gross, $27 million) for the severe winter weather. Catastrophe losses for 1993 included $41 million (gross, $173 million) for the World Trade Center bombing and $36 million (gross, $38 million) for the East Coast blizzard. Catastrophe losses for 1992 included $95 million (gross, $194 million) for Hurricane Andrew, $56 million (gross, $88 million) for Hurricane Iniki and $42 million (gross, $53 million) for the Los Angeles riots.

         CIGNA's principal property catastrophe reinsurance program provides approximately 95% recovery of losses between $70 million and $400 million for its domestic operations and 95% recovery of losses between $40 million and $300 million for international operations. CIGNA's future results of operations could be volatile, depending on the frequency and severity of future catastrophes.

         Premiums and fees decreased 2% in 1994 and 11% in 1993. The decline for 1994 reflects a decrease of $388 million for CIGNA's domestic commercial business, particularly commercial packages and high-deductible workers' compensation, and reinsurance business. This decline reflects price competition, strengthened underwriting standards and domestic agency force reduction in certain lines of business. These declines were partially offset by growth in international lines of business ($315 million). Approximately half of the decline for 1993 was attributable to reduced writings of workers' compensation that involves risk transfer and high-deductible workers' compensation business. The remaining decrease primarily reflects reduced writings due to worldwide price competition in CIGNA's core commercial lines, particularly domestic commercial packages and casualty lines and the international property lines. The decline in 1993 premiums and fees was partially offset by growth in international life business.

         Premiums in 1995 will be depressed as a result of (1) the continued unfavorable pricing environment in the domestic market, (2) the effect of the withdrawal from certain lines of business, particularly reinsurance and (3) the adverse effect, if any, from Best's rating downgrades.

         Net investment income for 1994 was level with 1993. Net investment income for 1993 decreased 11%, compared with 1992, reflecting an overall decline in interest rates, negative cash flows due to underwriting losses and a decline in business volume.

         CIGNA has taken steps to improve its results by reorganizing its domestic property and casualty operations and by adopting initiatives to improve the quality of its underwriting. The domestic operations' strategy is to emphasize specialty lines of business and, in certain commercial lines, to write business on a group basis, as opposed to individual risks. In addition, the domestic operations are emphasizing writings of workers' compensation that involve standard risk transfer in states with regulatory climates where CIGNA believes it can operate profitably. Also, CIGNA has essentially eliminated writing domestic voluntary personal automobile coverage and domestic and international property and casualty reinsurance coverages with the objective of improving its results.

         Restructuring charges in 1993 of $97 million after-tax ($150 million pre-tax) represented restructuring initiatives associated with the domestic and international businesses. These restructuring charges consisted of the following on a pre-tax basis: severance -- $75 million, representing costs associated with nonvoluntary employee terminations; real estate -- $35 million, primarily related to office lease terminations; legal and consulting fees -- $18 million, associated with completing restructuring initiatives; and other costs -- $22 million, primarily for employee relocation and outplacement services. The cash outlays associated with the restructuring initiatives began in the fourth quarter of 1993 and will continue through 1995. Approximately half of the cash outlays occurred in 1994. CIGNA has funded and will continue to fund the restructuring costs through liquid assets, and such funding has not and will not have a material adverse effect on its liquidity. CIGNA expects that the restructuring initiatives, when completed, will result in annual cost savings of approximately $50 million to $70 million after-tax, primarily based on elimination of certain payroll costs and, to a lesser extent, lease costs.

         Results for 1993 included a charge of $40 million after-tax ($60 million pre-tax) for a reserve increase for CIGNA's self-insurance programs (primarily errors and omissions and workers' compensation). In addition, 1993 results included an after-tax gain of approximately $20 million from the sale of insurance subsidiaries.

         Results for 1992 were favorably affected by a $150 million reduction in other operating expenses for a closed book of reinsurance business.

LOSS RESERVES AND REINSURANCE RECOVERABLES

         CIGNA's reserving methodology and significant issues affecting the estimation of loss reserves are described in its Form 10-K, and additional information is included in Note 16 to the Financial Statements.

         In summary, CIGNA's loss reserves are an estimate of future payments for reported and unreported claims for losses and related expenses with respect to insured events that have occurred. The basic assumption underlying the many standard actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. Estimating property and casualty reserves is a complex process that relies heavily on judgment and is subject to uncertainties that are normal, recurring and inherent. CIGNA revises its estimate of the liability for insured events of prior years as new data become available.

         CIGNA continually attempts to improve its loss estimation process by refining its process of analyzing loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in estimating losses have grown in the last decade because of changes in social and legal trends that expand the liability of insureds, establish new liabilities and reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA. Such changes from past experience significantly affect the ability of insurers to estimate liabilities for unpaid losses and related expenses.

         CIGNA manages its loss exposure through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve CIGNA of liability to its insureds. Accordingly, CIGNA's loss reserves represent total gross losses, and reinsurance recoverables represent anticipated recoveries of a portion of these losses.

         The following table shows CIGNA's gross losses for incurred claims and claim adjustment expenses ("gross"), amounts ceded to reinsurers ("reinsurance") and net losses for incurred claims and claim adjustment expenses ("net") for the years ended December 31, 1994, 1993 and 1992. The table also categorizes those amounts as they relate to insured events of the current year and of prior years ("prior year development"). Gross and Reinsurance amounts for 1993 and 1992 have been revised to conform with the 1994 presentation; there was no effect on net losses.


-----------------------------------------------------------------------------------------------------------------------------
                                          1994                              1993                             1992
-----------------------------------------------------------------------------------------------------------------------------
(In millions)                 GROSS  REINSURANCE        NET     Gross  Reinsurance        Net    Gross  Reinsurance       Net
-----------------------------------------------------------------------------------------------------------------------------
Current year                $ 4,212     $ (1,187)   $ 3,025   $ 4,959     $ (1,495)   $ 3,464  $ 6,939     $ (2,491)  $ 4,448
-----------------------------------------------------------------------------------------------------------------------------
Prior year development:
   Asbestos-related              64           (4)        60       303         (132)       171      142          (73)       69
   Environmental pollution      280          (65)       215       482          (88)       394      197          (70)      127
   Other long-term
    exposure                     57          (26)        31       155          (79)        76       34          (18)       16
   Reinsurance                   70          (11)        59        84          (15)        69      597         (290)      307
   Unrecoverable
    reinsurance                  --           29         29        --           28         28       --           89        89
   Other                       (103)         247        144       225         (174)        51       95          (47)       48
-----------------------------------------------------------------------------------------------------------------------------
Total prior year
   development                  368          170        538     1,249         (460)       789    1,065         (409)      656
-----------------------------------------------------------------------------------------------------------------------------
Total incurred claims
   and claim adjustment
   expenses                 $ 4,580     $ (1,017)   $ 3,563   $ 6,208     $ (1,955)   $ 4,253  $ 8,004     $ (2,900)  $ 5,104
-----------------------------================================================================================================

         CIGNA's reserves for unpaid claims and claim expenses were approximately $16.7 billion and $17.7 billion as of December 31, 1994 and 1993, respectively. CIGNA's loss reserves reflect the effects of gross property and casualty losses for incurred claims and claim adjustment expenses, net of related payments.

         Declines in gross and net losses for insured events of the current year for 1994 and 1993 reflect improvements in the quality of underwriting and reduced premium volume in certain lines of business (as addressed more fully on page 13). CIGNA expects that strengthened underwriting will result in continued reductions in losses for insured events of current years, relative to premiums.

         CIGNA continues to receive asbestos-related, environmental pollution and other long-term exposure claims asserting a right to recovery under insurance policies issued by CIGNA. A significant amount of prior year development on both a gross and net basis in recent years has been for losses related to such claims. In 1993, following a re-evaluation, reserves of $489 million ($375 million, net of reinsurance; $244 million after-tax) were recorded for future legal and associated expenses for reported asbestos-related claims ($72 million), environmental pollution claims ($268 million) and other long-term exposure claims ($35 million).

         Standard actuarial methods cannot be used in the estimation of liabilities for asbestos-related, environmental pollution and certain other long-term exposure claims because developed case law and adequate history do not exist for such claims. In addition, CIGNA and the insurance industry are litigating issues that will ultimately determine, in many cases, whether insurance coverage exists. Determination that coverage exists would result in the emergence of additional liabilities. CIGNA has been a major writer of commercial insurance policies, which are subject to these types of claims.

         In 1992, CIGNA conducted a review of its London property and casualty reinsurance exposures related to large catastrophes occurring in recent years. As a result of this review, reserves of $474 million ($228 million, net of reinsurance) were established in 1992; $55 million ($31 million, net of reinsurance) of reserves were established in 1993 resulting from an update of that review. In 1994, certain reinsurance lines of business, other than London reinsurance, were reviewed, resulting in additional reserves of $48 million ($40 million, net of reinsurance).

         Gross and net losses for other prior year development included losses for workers' compensation and general and excess liability lines of business in 1994, losses for the commercial packages line of business in 1993 and 1992, and, for 1992, workers' compensation. In addition in 1994, CIGNA performed an actuarial review of certain businesses, including captives, that are substantially reinsured. Such review resulted in a reduction in gross loss reserves of approximately $250 million, with a corresponding decrease in reinsurance recoverables.

         CIGNA expects adverse prior year development to continue in future years, primarily for losses and related loss adjustment expenses for asbestos-related, environmental pollution and other long-term exposure claims. For the reasons noted above and in the Business section of its Form 10-K, CIGNA is unable to reasonably estimate the additional losses and expenses that will be incurred for asbestos-related, environmental pollution and other long-term exposure claims and, therefore, is unable to determine whether such amounts will be material to its future results of operations, liquidity or financial condition.

         CIGNA's reinsurance recoverables were approximately $7.1 billion and $8 billion as of December 31, 1994 and 1993, net of allowances for unrecoverable reinsurance of approximately $435 million and $405 million, respectively.

         CIGNA recognized significant recoveries in 1994, 1993 and 1992 from reinsurance arrangements, as shown in the table on page 15. Reinsurance recoveries for all periods presented, including for asbestos-related, environmental pollution and other long-term exposure claims, increased or decreased as a result of comparable increases or decreases in gross losses.

         CIGNA expects to continue to have significant recoveries from its reinsurance arrangements, including recoveries of asbestos-related and environmental pollution losses. However, the extent of recoveries in the aggregate, including for asbestos- related and environmental pollution losses, will depend on future gross loss experience and the particular reinsurance arrangements to which future losses relate.

         Losses for unrecoverable reinsurance noted in the table on page 15 are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of reinsurer insolvencies and disputes under reinsurance contracts. Losses for unrecoverable reinsurance for 1992 included $62 million for London reinsurance exposures. Reinsurance disputes have increased in recent years, particularly on larger and more complex claims such as those related to professional liability, asbestos and London reinsurance market exposures. Reinsurance disputes may increase in the future, and are likely to include disputes related to environmental pollution. Allowances have been established for amounts deemed uncollectible. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

         Approximately 12% of CIGNA's reinsurance recoverables relate to paid claims. The timing and collectibility of such recoverables have not had, and are not expected to have, a material adverse effect on its liquidity.

         In management's judgement, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.


OTHER OPERATIONS

         Other Operations primarily includes unallocated investment income, expenses, principally debt service, and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance operations engaged primarily in investment and real estate activities. For 1993 and 1992, Other Operations also included the California personal automobile and homeowners insurance businesses that CIGNA retained from the 1989 sale of the Horace Mann companies. In 1994, the California businesses were sold, resulting in a gain of approximately $20 million after-tax.

         Losses for Other Operations were $85 million, $94 million and $74 million for 1994, 1993 and 1992, respectively. After-tax realized investment results included in these amounts were losses of $4 million and $16 million in 1994 and 1993, respectively, compared with gains of $2 million for 1992.

         Excluding after-tax realized investment results, losses were $81 million for 1994, $78 million for 1993 and $76 million for 1992. Increased losses for 1994 reflect a charge of $16 million after-tax resulting from reserve strengthening in the settlement annuity business and a loss of $8 million after-tax for an oil and gas divestiture. Partially offsetting these items was a $20 million after-tax gain on the sale of the California businesses. Losses for 1993 were slightly higher than 1992, primarily reflecting higher interest expense of $4 million after-tax offset by reduced losses on investment and real estate operations.


LIQUIDITY AND CAPITAL RESOURCES

(In millions)
-------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                        1994            1993          1992
-------------------------------------------------------------------------------------------
Short-term investments                               $    853         $ 1,357       $ 3,133
Cash and cash equivalents                               1,693           1,211         1,011
Short-term debt                                           271             351           475
Long-term debt                                          1,389           1,235           929
Shareholders' equity                                    5,811           6,575         5,744
-------------------------------------------------------------------------------------------

         CIGNA's operations have liquidity requirements that vary among the principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Property and casualty, as well as accident and health reserves, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed-income investments. Property and casualty claim demands are less predictable in nature, requiring greater liquidity in the investment portfolio. Accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

         Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing overall positive cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty business, resulting from operating losses. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash equivalents in the aggregate. The decrease in short-term investments in 1993 reflects the reclassification of amounts previously included in short-term investments to fixed maturities as a result of implementing SFAS No. 115.

         During 1994, cash and cash equivalents increased $482 million from $1.2 billion as of December 31, 1993. This increase primarily reflects the issuance of long-term debt ($158 million); deposits and interest credited, net of withdrawals, to contractholder deposit funds ($2.2 billion); and cash flows from operating activities ($475 million), primarily resulting from earnings and the timing of cash receipts and cash disbursements. The increase in cash flows was partially offset by cash used for investing activities ($2.1 billion), primarily net investment purchases ($2.0 billion); payments of dividends on CIGNA common stock ($219 million); and debt repayments ($46 million). Cash flow from operating activities was constrained by negative cash flow from the property and casualty business of approximately $200 million resulting from operating losses.

         The 1993 increase primarily reflects deposits and interest credited, net of withdrawals, to contractholder deposit funds; issuance of long-term debt; and cash flows from operating activities, primarily resulting from earnings and the timing of cash receipts and cash disbursements. The increase was partially offset by net investment purchases and payments of dividends on CIGNA common stock.

         The 1992 decline in cash and cash equivalents of $852 million reflects net investment purchases, primarily of longer-term securities, and payments of dividends on CIGNA common stock, partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds; issuance of long-term debt; proceeds from sales of equity interests in MBIA and Paine Webber, and a mutual fund advisory business; and cash flows from operating activities. Cash flows from operating activities primarily resulted from earnings; timing of cash receipts reflecting, in part, an increased emphasis on receivable collections; and timing of cash disbursements, including income tax payments and payment of insurance and other liabilities relating to lines of business that are being de-emphasized.

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

         CIGNA's insurance subsidiaries are subject to various regulatory restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1994, CIGNA had available approximately $660 million of committed and uncommitted lines of credit with banks.

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

         CIGNA's financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of long-term debt and equity securities. CIGNA continues to be well capitalized, with sufficient borrowing capacity to meet the anticipated needs of its businesses.

         CIGNA had $1.4 billion of long-term debt outstanding at December 31, 1994, compared with $1.2 billion at December 31, 1993. This increase primarily reflects issuance in January 1994 of $100 million of unsecured 6 3/8% Notes due in 2006 and $12 million of Medium-term Notes. The proceeds from these issues were used for general corporate purposes. In 1993, CIGNA issued $100 million of 7.4% unsecured Notes due in 2003, $100 million of 8.3% unsecured Notes due in 2023, $100 million of 7.65% unsecured Notes due in 2023 and $27 million of Medium-term Notes. The proceeds from these issues were used for general corporate purposes, including the repayment of certain debt at maturity. In 1992, CIGNA issued $100 million of 8 1/4% unsecured Notes due in 2007 and $11 million of Medium-term Notes, the proceeds of which were used for general corporate purposes, including the repayment at maturity of Medium-term Notes.

         At December 31, 1994, CIGNA had approximately $840 million remaining under shelf registration statements that may be issued as debt, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

         CIGNA contributed approximately $250 million of capital during 1994 and $150 million during 1993 to the domestic property and casualty operations, as a result of continued losses. In 1995, CIGNA committed to contribute $125 million of capital to its domestic property and casualty operations, by the end of the year. Also, additional amounts may be needed depending upon the extent of property and casualty losses; however, such amounts and timing are not reasonably estimable at this time.


INVESTMENT ASSETS


--------------------------------------------------------------------------------------------
                                                                       As of December 31,
(In millions)                                                      1994                1993
-------------------------------------------------------------------------------------------
Fixed maturities: at fair value                                $ 18,521            $ 19,380
Fixed maturities: at amortized cost                              12,296              12,375
Equity securities                                                 1,806               1,849
Mortgage loans                                                    9,970              10,021
Real estate                                                       1,747               1,780
Other                                                             6,579               5,323
-------------------------------------------------------------------------------------------
Total investment assets                                        $ 50,919            $ 50,728
----------------------------------------------------------------===========================

         CIGNA's investment strategy is to manage investment assets to reflect the underlying characteristics of the related insurance and contractholder liabilities, such as liquidity, currency, yield and duration which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA utilizes derivative instruments through hedging applications to manage market risk. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 1, 3, 4 and 18 to the Financial Statements and in CIGNA's Form 10-K.

         Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:


-------------------------------------------------------------------------------------------
                                                                         1994          1993
-------------------------------------------------------------------------------------------
Fixed maturities                                                          32%           33%
Mortgage loans                                                            57%           59%
Real estate                                                               55%           56%
-------------------------------------------------------------------------------------------

         Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income, except under unusual circumstances.

FIXED MATURITIES

         Investments in fixed maturities (bonds) include publicly traded and private placement debt securities; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. As of December 31, 1993, CIGNA adopted SFAS No. 115; accordingly, fixed maturities classified as held to maturity are carried at amortized cost, net of impairments, and those classified as available for sale are carried at fair value, with unrealized appreciation or depreciation included in shareholders' equity.

         As of December 31, 1994, fixed maturities classified as available for sale had an aggregate fair value, including policyholder share, that was greater (less) than amortized cost by approximately ($378) million, compared with approximately $1.76 billion as of December 31, 1993. The decline in unrealized appreciation primarily reflects the upward movement in interest rates since December 31, 1993.

QUALITY RATINGS

         The quality ratings of bonds classified as available for sale (primarily public bonds) and as held to maturity (primarily private placement investments) as of December 31, 1994 were as follows:


-------------------------------------------------------------------------------------------
                                                    AVAILABLE         HELD TO
(In millions)                                        FOR SALE        MATURITY         TOTAL
-------------------------------------------------------------------------------------------
Aaa                                                  $  8,659        $    927     $   9,586
Aa                                                      1,850           1,431         3,281
A                                                       4,338           2,928         7,266
Baa                                                     3,274           5,657         8,931
-------------------------------------------------------------------------------------------
Investment grade                                       18,121          10,943        29,064
-------------------------------------------------------------------------------------------
Ba                                                        259             969         1,228
B                                                         117             308           425
C                                                          18              49            67
In/near default                                             7             149           156
-------------------------------------------------------------------------------------------
Below investment grade                                    401           1,475         1,876
-------------------------------------------------------------------------------------------
Total bonds before
  cumulative write-downs                               18,522          12,418        30,940
Less cumulative write-downs                                 1             122           123
-------------------------------------------------------------------------------------------
Total                                                $ 18,521        $ 12,296     $  30,817
------------------------------------------------------=====================================

         Public bonds were rated by outside rating agencies; private placement investments were rated by CIGNA on a basis that it believes is generally consistent with methodologies of outside rating agencies. As of December 31, 1994, the NAIC rated approximately 7% of CIGNA's bonds as below investment grade, compared with 6% based on the above ratings.

         Approximately 31% of the below investment grade securities relate to policyholder contracts.

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

         As a result of the higher yields and the inherent risk associated with below investment grade securities, gains or losses could significantly affect future results of operations, although such effects are not expected to be material to CIGNA's liquidity or financial condition.

PROBLEM BONDS*

         Bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, are considered problem bonds. As of December 31, problem bonds, including amounts attributable to policyholder contracts, and related cumulative write-downs were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Delinquent bonds                                                        $ 156         $ 131
  Less cumulative write-downs                                              54            52
                                                                         ----          ----
                                                                          102            79
                                                                         ----          ----
Restructured bonds                                                        270           383
  Less cumulative write-downs                                              65            55
                                                                         ----          ----
                                                                          205           328
-------------------------------------------------------------------------------------------
Problem bonds                                                           $ 307         $ 407
-------------------------------------------------------------------------==================

         Problem bonds attributable to policyholder contracts represented 37% and 35% of total problem bonds at December 31, 1994 and 1993, respectively.

POTENTIAL PROBLEM BONDS*

         Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. As of December 31, 1994, potential problem bonds, including amounts attributable to policyholder contracts, were $141 million and, for 1993, $214 million, net of cumulative write-downs of $11 million. Potential problem bonds attributable to policyholder contracts represented 17% and 30% of total potential problem bonds at December 31, 1994 and 1993, respectively.

*Bonds in these categories are principally classified as held to maturity.

CUMULATIVE WRITE-DOWNS FOR BONDS

         The activity in cumulative write-downs for bonds for the year ended December 31 was as follows:


-------------------------------------------------------------------------------------------------------------------------------
                                                              1994                                         1993
-------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                                 Policyholder
(In millions)                                CONTRACTS        CIGNA          TOTAL        Contracts        CIGNA          Total
-------------------------------------------------------------------------------------------------------------------------------
Beginning balance -- January 1                    $ 54         $ 69          $ 123             $ 89         $ 81          $ 170
Additions to cumulative write-downs                 22           28             50               15           27             42
Charge-offs upon sales, repayments and other       (22)         (22)           (44)              (2)          (1)            (3)
Transfers to equity securities                      (4)          (2)            (6)             (48)         (38)           (86)
-------------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                     $ 50         $ 73          $ 123             $ 54         $ 69          $ 123
---------------------------------------------------============================================================================

         Included in the total ending balances above as of December 31, 1994 and 1993 were $4 million and $5 million, respectively, for bonds no longer classified as problem or potential problem bonds.

         The adverse after-tax effect of write-downs on CIGNA's net income was $19 million, $18 million and $29 million for 1994, 1993 and 1992, respectively.

         In 1994 and 1993, certain bonds were restructured into equity securities. Accordingly, assets of $27 million and $102 million, which were net of cumulative write-downs of $6 million and $86 million, respectively, were transferred from bonds to equity securities. In addition, during 1994 and 1993, $12 million and $15 million, respectively, of write-downs were established for equity securities, including $1 million attributable to policyholder contracts for 1994 and 1993. As of December 31, 1994 and 1993, CIGNA had cumulative write-downs for equity securities of $57 million and $78 million, respectively, including $14 million and $39 million attributable to policyholder contracts.

EFFECT OF NON-ACCRUALS FOR BONDS

         Interest income is recognized on problem bonds only when payment is received. The adverse effect of non-accruals for bonds (in total and by type) on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:


--------------------------------------------------------------------------------------------------------------------------------
                                                        1994                         1993                          1992
--------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                 Policyholder                  Policyholder
(In millions)                                CONTRACTS        CIGNA       Contracts          CIGNA      Contracts          CIGNA
--------------------------------------------------------------------------------------------------------------------------------
Net investment income under original
 contract terms                                   $ 23         $ 40            $ 35           $ 46           $ 46           $ 50
  Less net investment income received               11           15              19             27             22             19
                                                   ---          ---             ---            ---            ---            ---
Forgone investment income                           12           25              16             19             24             31
Tax effect                                          --           (9)             --             (7)            --            (11)
--------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                        $ 12         $ 16            $ 16           $ 12           $ 24           $ 20
---------------------------------------------------=============================================================================
Forgone investment income by type:
  Delinquent bonds                                $  5         $ 13            $  4           $  8           $ 11           $ 16
  Restructured bonds                                 7           12              12             11             13             15
                                                   ---          ---             ---            ---            ---            ---
Forgone investment income                           12           25              16             19             24             31
Tax effect                                          --           (9)             --             (7)            --            (11)
--------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                        $ 12         $ 16            $ 16           $ 12           $ 24           $ 20
---------------------------------------------------=============================================================================


MORTGAGE LOANS


--------------------------------------------------------------------------------------------
                                                                       As of December 31,
                                                                   1994                1993
-------------------------------------------------------------------------------------------
Mortgage loans (in millions)                                    $ 9,970            $ 10,021
Property type:
  Office buildings                                                  37%                 40%
  Retail facilities                                                 39                  37
  Apartment buildings                                               11                  10
  Hotels                                                             7                   7
  Other                                                              6                   6
-------------------------------------------------------------------------------------------
Total                                                              100%                100%
-----------------------------------------------------------------==========================

         CIGNA's investment strategy requires diversification of the mortgage loan portfolio. This strategy includes guidelines relative to property type, location and borrower to reduce its exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans through the review of loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for all commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

         Adverse conditions in real estate markets and more stringent lending practices by financial institutions have affected scheduled maturities of mortgage loans. During 1994, approximately $925 million of mortgage loans was scheduled to mature, of which $149 million was paid in full, $242 million was extended at existing loan rates for a weighted average of 16 months, and $395 million was refinanced at current market rates. Mortgage loan extensions and refinancings are loans in good standing. The remainder of the scheduled maturities was problem mortgage loans or foreclosure properties, including $39 million that were restructured and $63 million that were foreclosed or in the process of foreclosure. The effect of not receiving timely cash payments on maturing mortgage loans is not expected to have a material adverse effect on CIGNA's future results of operations, liquidity or financial condition.

PROBLEM MORTGAGE LOANS

         CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate or extend the maturity. As of December 31, 1994, restructured mortgage loans with a carrying value of approximately $407 million had their original maturity date extended, with an average extension of five years. Restructured mortgage loans generated annualized cash returns averaging approximately 7 1/2% as of December 31, 1994.

         As of December 31, problem mortgage loans, including amounts attributable to policyholder contracts, and related valuation reserves were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Delinquent mortgage loans                                               $ 249         $ 162
  Less valuation reserves                                                  58            32
                                                                         ----          ----
                                                                          191           130
                                                                         ----          ----
Restructured mortgage loans                                               671           839
  Less valuation reserves                                                  66           105
                                                                         ----          ----
                                                                          605           734
-------------------------------------------------------------------------------------------
Problem mortgage loans                                                  $ 796         $ 864
-------------------------------------------------------------------------==================

         Problem mortgage loans attributable to policyholder contracts represented 57% and 56% of total problem mortgage loans at December 31, 1994 and 1993, respectively.

         As of December 31, delinquent and restructured mortgage loans by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:


-------------------------------------------------------------------------------------------
                                             1994                           1993
--------------------------------------------------------------------------------------------
(In millions)                     DELINQUENT     RESTRUCTURED      Delinquent  Restructured
-------------------------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                     $  57            $ 336           $ 105         $ 376
  Hotels                                  31              159              13           237
  Apartment buildings                      4               46               2            51
  Retail facilities                       51               36               2            41
  Other                                   48               28               8            29
-------------------------------------------------------------------------------------------
Total                                  $ 191            $ 605           $ 130         $ 734
----------------------------------------===================================================
GEOGRAPHIC REGION:
  Central                              $  24            $ 191           $  22         $ 245
  Middle Atlantic                         72              156              67           181
  Pacific                                 50               67              30            84
  South Atlantic                           7               63               9           110
  New England                             14              100               1            85
  Other                                   24               28               1            29
-------------------------------------------------------------------------------------------
Total                                  $ 191            $ 605           $ 130         $ 734
----------------------------------------===================================================

POTENTIAL PROBLEM MORTGAGE LOANS

         Potential problem mortgage loans include: 1) fully current loans that are judged by management to have certain characteristics that increase the likelihood of problem classification; 2) fully current loans for which the borrower has requested restructuring; and 3) loans that are 30 to 59 days delinquent with respect to interest or principal payments. As of December 31, 1994, potential problem mortgage loans were fully current under their original terms. As of December 31, potential problem mortgage loans, including amounts attributable to policyholder contracts, and related valuation reserves were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Potential problem mortgage loans                                        $ 405         $ 627
  Less valuation reserves                                                  55            79
-------------------------------------------------------------------------------------------
Potential problem mortgage loans                                        $ 350         $ 548
-------------------------------------------------------------------------==================

         Potential problem mortgage loans attributable to policyholder contracts represented 57% and 59% of total potential problem mortgage loans at December 31, 1994 and 1993, respectively.

VALUATION RESERVES FOR MORTGAGE LOANS

         The activity in valuation reserves for mortgage loans during the year ended December 31 was as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                              1994                                          1993
--------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                                Policyholder
(In millions)                                CONTRACTS        CIGNA           Total      Contracts          CIGNA          Total
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance -- January 1                   $ 105        $ 111           $ 216          $ 106          $  78          $ 184
Net increase in valuation reserves                  24            8              32             48             62            110
Charge-offs upon sales, repayments
  and other                                        (24)         (16)            (40)           (13)           (10)           (23)
Transfers to real estate                           (10)         (19)            (29)           (36)           (19)           (55)
--------------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                    $  95        $  84           $ 179          $ 105          $ 111          $ 216
--------------------------------------------------==============================================================================

         The adverse after-tax effect of the net increase in valuation reserves on CIGNA's net income was $5 million, $40 million and $21 million for 1994, 1993 and 1992, respectively.

         Valuation reserves for mortgage loans include reserves for loans which are in-substance foreclosures (classified as problem mortgage loans), and such loans are carried at the fair value of the underlying property. As of December 31, 1994, the carrying value of such loans was $98 million, net of valuation reserves of $38 million. The carrying value of such loans was $17 million, net of valuation reserves of $17 million, as of December 31, 1993.

EFFECT OF NON-ACCRUALS FOR MORTGAGE LOANS

         Interest income is recognized on problem mortgage loans only when payment is received. The adverse effect of non-accruals for mortgage loans (in total and by type) on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:


--------------------------------------------------------------------------------------------------------------------------------
                                                         1994                         1993                          1992
--------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                 Policyholder                  Policyholder
(In millions)                                CONTRACTS        CIGNA       Contracts          CIGNA      Contracts          CIGNA
--------------------------------------------------------------------------------------------------------------------------------
Net investment income under
   original contract terms                        $ 76         $ 46            $ 96           $ 54          $ 135           $ 55
   Less net investment income
   received                                         52           29              68             30             80             31
                                                   ---          ---             ---            ---           ----            ---
Forgone investment income                           24           17              28             24             55             24
Tax effect                                          --           (6)             --             (8)            --             (8)
--------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                        $ 24         $ 11            $ 28           $ 16          $  55           $ 16
---------------------------------------------------=============================================================================
Forgone investment income by type:
   Delinquent mortgage loans                      $ 16         $ 10            $ 13           $ 11          $  33           $ 16
   Restructured mortgage loans                       8            7              15             13             22              8
                                                   ---          ---             ---            ---           ----            ---
Forgone investment income                           24           17              28             24             55             24
Tax effect                                          --           (6)             --             (8)            --             (8)
--------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                        $ 24         $ 11            $ 28           $ 16          $  55           $ 16
---------------------------------------------------=============================================================================


REAL ESTATE

         Investment real estate includes real estate held for the production of income and properties acquired as a result of foreclosure of mortgage loans (foreclosure properties).

         As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves, were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Foreclosure properties                                                $ 1,228       $ 1,289
  Less cumulative write-downs                                             281           301
  Less valuation reserves                                                  55            59
                                                                       ------        ------
                                                                          892           929
                                                                       ------        ------
Real estate held for the production of income                             904           890
  Less valuation reserves                                                  49            39
                                                                       ------        ------
                                                                          855           851
-------------------------------------------------------------------------------------------
Investment real estate                                                $ 1,747       $ 1,780
-----------------------------------------------------------------------====================

         Foreclosure properties attributable to policyholder contracts represented 59% and 56% of total foreclosure properties at December 31, 1994 and 1993, respectively.

         As of December 31, foreclosure properties by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                                                      $ 629         $ 638
  Hotels                                                                  173           202
  Retail facilities                                                        52            62
  Other                                                                    38            27
-------------------------------------------------------------------------------------------
Total                                                                   $ 892         $ 929
-------------------------------------------------------------------------==================
GEOGRAPHIC REGION:
  Pacific                                                               $ 219         $ 232
  South Atlantic                                                          213           201
  Central                                                                 180           212
  Middle Atlantic                                                         145           128
  New England                                                              63            85
  Other                                                                    72            71
-------------------------------------------------------------------------------------------
Total                                                                   $ 892         $ 929
-------------------------------------------------------------------------==================

REAL ESTATE WRITE-DOWNS AND RESERVES

         The activity in cumulative write-downs and valuation reserves for real estate during the year ended December 31 was as follows:


--------------------------------------------------------------------------------------------------------------------------------
                                                              1994                                          1993
--------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                                Policyholder
(In millions)                                CONTRACTS        CIGNA           Total      Contracts          CIGNA          Total
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance -- January 1                   $ 239        $ 160           $ 399          $ 184          $ 108          $ 292
Additions to cumulative write-downs                 22           14              36             30             29             59
Net increase in valuation reserves                   6            6              12             21              8             29
Charge-offs upon sales and other                   (65)         (26)            (91)           (32)            (4)           (36)
Transfers from mortgage loans                       10           19              29             36             19             55
--------------------------------------------------------------------------------------------------------------------------------
Ending balance -- December 31                    $ 212        $ 173           $ 385          $ 239          $ 160          $ 399
--------------------------------------------------==============================================================================

         The after-tax adverse effect of write-downs and the net increase in valuation reserves on CIGNA's net income was $13 million, $24 million and $26 million for 1994, 1993 and 1992, respectively.

SUMMARY

         The adverse effects of non-accruals as well as write-downs and changes in valuation reserves ("write-downs and reserves") on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                         1994                         1993                          1992
--------------------------------------------------------------------------------------------------------------------------------
                                          POLICYHOLDER                 Policyholder                  Policyholder
(In millions)                                CONTRACTS        CIGNA       Contracts          CIGNA      Contracts          CIGNA
--------------------------------------------------------------------------------------------------------------------------------
Write-downs and reserves:
   Bonds                                          $ 22         $ 19           $  15           $ 18          $  41           $ 29
   Mortgage loans                                   24            5              48             40             51             21
   Real estate                                      28           13              51             24             82             26
--------------------------------------------------------------------------------------------------------------------------------
Total                                             $ 74         $ 37           $ 114           $ 82          $ 174           $ 76
---------------------------------------------------=============================================================================
Non-accruals:
   Bonds                                          $ 12         $ 16           $  16           $ 12          $  24           $ 20
   Mortgage loans                                   24           11              28             16             55             16
--------------------------------------------------------------------------------------------------------------------------------
Total                                             $ 36         $ 27           $  44           $ 28          $  79           $ 36
---------------------------------------------------=============================================================================

         Economic conditions, including real estate market conditions, have improved. However, additional losses from problem investments are expected to occur for specific investments in the normal course of business, particularly due to continuing weak conditions in certain office building markets. CIGNA does not expect additional non-accruals, write-downs and reserves to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


--------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                               1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------------

REVENUES

Premiums and fees                                                                         $ 13,912       $ 13,712       $ 13,924
Net investment income                                                                        3,946          3,902          3,914
Other revenues                                                                                 492            506            579
Realized investment gains                                                                       42            282            165
                                                                                           -------        -------        -------
    Total revenues                                                                          18,392         18,402         18,582
                                                                                           -------        -------        -------

BENEFITS, LOSSES AND EXPENSES

Benefits, losses and settlement expenses                                                    12,926         13,419         13,857
Policy acquisition expenses                                                                  1,166          1,210          1,280
Other operating expenses                                                                     3,495          3,608          3,266
                                                                                           -------        -------        -------
    Total benefits, losses and expenses                                                     17,587         18,237         18,403
                                                                                           -------        -------        -------

INCOME BEFORE INCOME TAXES AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                                     805            165            179
                                                                                           -------        -------        -------
Income taxes (benefits):
   Current                                                                                     224            413            136
   Deferred                                                                                     27           (482)          (294)
                                                                                           -------        -------        -------
    Total taxes                                                                                251            (69)          (158)
                                                                                           -------        -------        -------
INCOME BEFORE CUMULATIVE EFFECT
   OF ACCOUNTING CHANGES                                                                       554            234            337

Cumulative effect of accounting changes for postemployment and
   postretirement benefits other than pensions, net of taxes                                    --             --           (530)
Cumulative effect of accounting change for income taxes                                         --             --            504
                                                                                           -------        -------        -------

NET INCOME                                                                                     554            234            311

Common dividends declared                                                                     (219)          (219)          (218)
RETAINED EARNINGS, BEGINNING OF YEAR                                                         3,717          3,702          3,609
--------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                                            $  4,052       $  3,717       $  3,702
-------------------------------------------------------------------------------------------=====================================
EARNINGS PER SHARE

Income before cumulative effect of accounting changes                                     $   7.66       $   3.25       $   4.70
Cumulative effect of accounting changes for postemployment and
  postretirement benefits other than pensions, net of taxes                                     --             --          (7.39)
Cumulative effect of accounting change for income taxes                                         --             --           7.03
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                $   7.66       $   3.25       $   4.34
-------------------------------------------------------------------------------------------=====================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                                           1994           1993
--------------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
   Fixed maturities:
    Available for sale, at fair value (amortized cost, $18,899; $17,618)                                 $ 18,521       $ 19,380
    Held to maturity, at amortized cost (fair value, $12,276; $13,807)                                     12,296         12,375
   Equity securities, at fair value (cost, $1,651; $1,626)                                                  1,806          1,849
   Mortgage loans                                                                                           9,970         10,021
   Policy loans                                                                                             5,355          3,663
   Real estate                                                                                              1,747          1,780
   Other long-term investments                                                                                371            303
   Short-term investments                                                                                     853          1,357
                                                                                                          -------        -------
    Total investments                                                                                      50,919         50,728
Cash and cash equivalents                                                                                   1,693          1,211
Accrued investment income                                                                                     835            764
Premiums, accounts and notes receivable                                                                     3,986          4,065
Reinsurance recoverables                                                                                    7,486          8,338
Deferred policy acquisition costs                                                                           1,128          1,085
Property and equipment, net                                                                                   914            930
Deferred income taxes, net                                                                                  2,264          1,703
Other assets                                                                                                1,161          1,209
Goodwill                                                                                                    1,165          1,262
Separate account assets                                                                                    14,551         13,680
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                                 $ 86,102       $ 84,975
----------------------------------------------------------------------------------------------------------======================
LIABILITIES

Contractholder deposit funds                                                                             $ 27,000       $ 25,328
Unpaid claims and claim expenses                                                                           19,145         20,144
Future policy benefits                                                                                     10,554          9,935
Unearned premiums                                                                                           2,575          2,711
                                                                                                          -------        -------
   Total insurance and contractholder liabilities                                                          59,274         58,118
Accounts payable, accrued expenses and other liabilities                                                    4,726          4,555
Current income taxes                                                                                          156            468
Short-term debt                                                                                               271            351
Long-term debt                                                                                              1,389          1,235
Separate account liabilities                                                                               14,475         13,673
--------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                       80,291         78,400
--------------------------------------------------------------------------------------------------------------------------------

CONTINGENCIES -- NOTE 17

SHAREHOLDERS' EQUITY

Common stock (shares issued, 83)                                                                               83             83
Additional paid-in capital                                                                                  2,248          2,222
Net unrealized appreciation (depreciation) -- fixed maturities                                               (122)           961
Net unrealized appreciation -- equity securities                                                              141            211
Net translation of foreign currencies                                                                         (27)           (74)
Retained earnings                                                                                           4,052          3,717
Less treasury stock, at cost                                                                                 (564)          (545)
--------------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                               5,811          6,575
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                                 $ 86,102       $ 84,975
----------------------------------------------------------------------------------------------------------======================
SHAREHOLDERS' EQUITY PER SHARE                                                                           $  80.46       $  91.30
----------------------------------------------------------------------------------------------------------======================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------------------------------
(In millions)
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                               1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Income before cumulative effect of accounting changes                                     $    554       $    234       $    337

Adjustments to reconcile income before cumulative effect of
   accounting changes to net cash provided by (used in) operating activities:
    Insurance liabilities                                                                     (853)           575            957
    Reinsurance recoverables                                                                   862            380           (278)
    Premiums, accounts and notes receivable                                                    (10)            94            239
    Accounts payable, accrued expenses, other liabilities and current income taxes            (119)           608            (77)
    Deferred income taxes, net                                                                  27           (479)          (335)
    Realized investment gains                                                                  (42)          (282)          (165)
    Gain on sale of subsidiaries and other equity interests                                    (28)           (29)           (85)
    Other, net                                                                                  84             19            103
                                                                                           -------        -------        -------
    Net cash provided by operating activities                                                  475          1,120            696
                                                                                           -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from investments sold:
   Fixed maturities--available for sale                                                      4,868             --             --
   Fixed maturities--held to maturity                                                           12          1,012          1,420
   Equity securities                                                                           681          2,259          1,199
   Mortgage loans                                                                              601          1,182            435
   Other (primarily short-term investments)                                                 16,076         19,317         16,064
Investment maturities and repayments:
   Fixed maturities--available for sale                                                      1,946             --             --
   Fixed maturities--held to maturity                                                        2,624          5,162          4,517
   Mortgage loans                                                                              194            210            298
Investments purchased:
   Fixed maturities--available for sale                                                     (7,809)            --             --
   Fixed maturities--held to maturity                                                       (2,477)        (8,553)        (7,440)
   Equity securities                                                                          (606)        (1,587)        (1,395)
   Mortgage loans                                                                             (953)        (1,005)          (946)
   Other (primarily short-term investments)                                                (17,109)       (21,133)       (16,775)
Proceeds from sale of subsidiaries and other equity interests                                   58             36            147
Other, net                                                                                    (193)          (105)          (154)
                                                                                           -------        -------        -------
    Net cash used in investing activities                                                   (2,087)        (3,205)        (2,630)
                                                                                           -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES

Deposits and interest credited to contractholder deposit funds                               6,424          7,565          5,344
Withdrawals from contractholder deposit funds                                               (4,217)        (5,166)        (4,080)
Net change in commercial paper                                                                 (38)           (48)            92
Issuance of long-term debt                                                                     158            327            111
Repayment of debt                                                                              (46)          (148)          (135)
Common dividends paid                                                                         (219)          (219)          (218)
                                                                                           -------        -------        -------
    Net cash provided by financing activities                                                2,062          2,311          1,114
                                                                                           -------        -------        -------
Effect of foreign currency rate changes on cash                                                 32            (26)           (32)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                           482            200           (852)
Cash and cash equivalents, beginning of year                                                 1,211          1,011          1,863
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                    $  1,693       $  1,211       $  1,011
-------------------------------------------------------------------------------------------=====================================
Supplemental Disclosure of Cash Information:
   Income taxes paid, net of refunds                                                      $    531       $    121       $    319
   Interest paid                                                                          $    117       $    116       $     96
--------------------------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CIGNA Corporation (CIGNA) and all significant subsidiaries. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to prior years' amounts to conform with the 1994 presentation.

         B) RECENT ACCOUNTING PRONOUNCEMENTS: In 1993, CIGNA implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held to maturity. SFAS No. 115 does not permit retroactive application of its provisions. The effect of implementing SFAS No. 115 as of December 31, 1993 resulted in an increase in investment assets of $1.6 billion and an increase in shareholders' equity of $882 million resulting from the classification of certain fixed maturities previously carried at amortized cost to available for sale. The increase in shareholders' equity is net of policyholder share of $307 million and deferred income taxes of $452 million. See Note 3 for additional information.

         In 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on the accounting and disclosure for impaired loans, and must be implemented by the first quarter of 1995, with the cumulative effect of implementation included in net income. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," which eliminates the income recognition requirements of SFAS No. 114. CIGNA will adopt SFAS Nos. 114 and 118 in 1995. The effect on CIGNA's results of operations and financial condition upon adoption is not expected to be material.

         In 1992, CIGNA implemented SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 109, "Accounting for Income Taxes"; and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." These accounting changes were implemented as of January 1, 1992 through cumulative effect adjustments. Prior year financial statements were not restated.

         The cumulative effect of implementing SFAS Nos. 106, 109 and 112 as of January 1, 1992 resulted in non-cash after-tax charges (benefit) to net income of $517 million, ($504) million and $13 million, respectively. In addition, the implementation of SFAS No. 106 increased 1992 other operating expenses by $52 million ($34 million after-tax) and implementation of SFAS No. 109 resulted in a $29 million decrease to income tax expense for 1992, net of a tax benefit of $59 million related to realized investment results. There was no incremental effect on 1992 net income from adopting SFAS No. 112. For additional information on SFAS No. 109, see Note 8; for additional information on SFAS Nos. 106 and 112, see Note 9.

         In 1992, CIGNA adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 92-3, "Accounting for Foreclosed Assets," which resulted in a realized investment loss of $8 million ($6 million after-tax).

         C) FINANCIAL INSTRUMENTS: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including debt; investments such as fixed maturities and equity securities; and off-balance-sheet financial instruments such as investment and loan commitments, financial guarantees, and interest rate swap and futures contracts. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations. However, risk of loss due to interest rate fluctuations is reduced through the use of certain derivative instruments. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, obtains collateral or other forms of security to minimize risk of loss.

         D) INVESTMENTS: Investments in fixed maturities include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities classified as held to maturity are carried at amortized cost, net of impairments, and those classified as available for sale are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.

         Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Generally, mortgage loans are considered impaired and a valuation reserve is established when a decline in the fair value of the collateral below the carrying value is other than temporary.

         Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status, and thereafter interest income is recognized only when payment is received.

         Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less valuation reserves when a decline in value is other than temporary. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of the assets. Real estate investments held for sale are those which are acquired through the foreclosure of mortgage loans. These assets are valued at their fair value at the time of foreclosure. The fair value is established as the new cost basis and the asset acquired is reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of depreciated cost or current fair value less estimated costs to sell. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves, and reported in realized investment gains and losses. CIGNA considers several methods in determining fair value for real estate acquired through foreclosure, with greater emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals. Assets held for sale are depreciated using the straight-line method based on the estimated useful lives of the assets.

         Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost. Equity securities and short-term investments are classified as available for sale.

         Policy loans generally are carried at unpaid principal balances.

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

         See Note 3(F) for a discussion of CIGNA's accounting policies for derivative financial instruments.

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

         H) PROPERTY AND EQUIPMENT: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $977 million and $862 million at December 31, 1994 and 1993, respectively.

         I) OTHER ASSETS: Other Assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.

         J) GOODWILL: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on systematic bases over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisition. CIGNA evaluates the carrying amount of goodwill by analyzing historical and expected future income and undiscounted cash flows of the related businesses. Write-downs of goodwill are recognized when impaired. Also, amortization periods are revised if it is determined that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $862 million and $778 million at December 31, 1994 and 1993, respectively.

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

         L) CONTRACTHOLDER DEPOSIT FUNDS: Contractholder Deposit Funds are liabilities for investment-related and universal life products which were $18.9 billion and $8.1 billion as of December 31, 1994, respectively, compared with $19.3 billion and $6 billion as of December 31, 1993, respectively. These liabilities consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality and surrender charges.

         M) UNPAID CLAIMS AND CLAIM EXPENSES: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on property and casualty and health insurance and prepaid health and dental claims for reported losses and estimates of losses incurred but not reported, except as discussed further in Note 16. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.

         N) FUTURE POLICY BENEFITS: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2% to 11%, generally graded down after 10 to 30 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either CIGNA's own experience or various actuarial tables.

         O) UNEARNED PREMIUMS: Premiums for property and casualty and group life, accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as Unearned Premiums.

         P) OTHER LIABILITIES: Other Liabilities consists principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts, the present value of obligations related to a closed book of reinsurance business acquired in 1984, and guaranty fund assessments that can be reasonably estimated.

         Q) TRANSLATION OF FOREIGN CURRENCIES: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the year. The translation gain or loss on such functional currencies is generally reflected in Shareholders' Equity, net of applicable taxes.

         R) PREMIUMS AND FEES, REVENUES AND RELATED EXPENSES: Premiums for property and casualty insurance, group life, accident and health insurance, and prepaid health and dental coverages are recognized as revenue on a pro-rata basis over their contract periods. Premiums for individual life and health insurance as well as individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and expenses are matched with premiums.

         Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund values during the period. Benefit expenses for universal life products consist of benefit claims in excess of fund values and net investment income credited to fund values. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values during the period. Benefit expenses for investment-related products primarily consist of net investment income credited to the fund values after deduction for investment and risk fees.

         S) PARTICIPATING BUSINESS: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for 4.6% of total insurance in force at December 31, 1994, compared with 3.2% at December 31, 1993 and 0.4% at December 31, 1992.

         T) INCOME TAXES: CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return. Included in tax returns for domestic subsidiaries are the taxable income and taxes paid for certain foreign subsidiaries. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

         Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. These differences result primarily from loss reserves, policy acquisition expenses, reserves for postretirement benefits and unrealized appreciation or depreciation on investments.

NOTE 2 -- ACQUISITIONS AND DISPOSITIONS

         During 1994, CIGNA sold the California personal automobile and homeowners insurance business that it had retained from the 1989 sale of the Horace Mann insurance companies. A gain on the sale of approximately $20 million after-tax was recognized in 1994. CIGNA had other acquisitions and dispositions during 1994, 1993 and 1992, including the substantial withdrawal from the property and casualty reinsurance business in 1994, the effects of which were not material to the financial statements.

NOTE 3 -- INVESTMENTS

         A) FIXED MATURITIES: Fixed maturities are net of cumulative write-downs of $123 million, including policyholder share, as of December 31, 1994 and 1993.

         The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, as of December 31, 1994 were as follows:



-------------------------------------------------------------------------------------------
                                                                    AMORTIZED          FAIR
(In millions)                                                            COST         VALUE
-------------------------------------------------------------------------------------------
HELD TO MATURITY

(CARRIED AT AMORTIZED COST)
Due in one year or less                                              $    305     $     309
Due after one year through five years                                   2,947         2,956
Due after five years through ten years                                  4,201         4,132
Due after ten years                                                     2,550         2,657
Asset-backed securities                                                 2,293         2,222
-------------------------------------------------------------------------------------------
Total                                                                $ 12,296      $ 12,276
----------------------------------------------------------------------=====================
AVAILABLE FOR SALE

(CARRIED AT FAIR VALUE)
Due in one year or less                                              $    481      $    489
Due after one year through five years                                   4,605         4,537
Due after five years through ten years                                  5,182         5,014
Due after ten years                                                     3,856         3,884
Asset-backed securities                                                 4,775         4,597
-------------------------------------------------------------------------------------------
Total                                                                $ 18,899      $ 18,521
----------------------------------------------------------------------=====================

         Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, CIGNA may extend maturities in some cases.

         Gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:


-------------------------------------------------------------------------------------------
                                                      DECEMBER 31, 1994
-------------------------------------------------------------------------------------------
                                   AMORTIZED                                           FAIR
(In millions)                           COST     APPRECIATION    DEPRECIATION         VALUE
-------------------------------------------------------------------------------------------
HELD TO MATURITY

(CARRIED AT AMORTIZED COST)
State and local
  government bonds                  $     82          $     5          $   (3)     $     84
Foreign government
  bonds                                   59                1              (2)           58
Corporate securities                   9,862              349            (299)        9,912
Asset-backed
  securities                           2,293               55            (126)        2,222
-------------------------------------------------------------------------------------------
Total                               $ 12,296          $   410          $ (430)     $ 12,276
-------------------------------------======================================================
AVAILABLE FOR SALE

(CARRIED AT FAIR VALUE)
Federal government
  bonds                             $  1,323          $    53          $  (47)     $  1,329
State and local
  government bonds                     1,396              171             (55)        1,512
Foreign government
  bonds                                1,950               24             (69)        1,905
Corporate securities                   9,455              149            (426)        9,178
Asset-backed
  securities                           4,775              143            (321)        4,597
-------------------------------------------------------------------------------------------
Total                               $ 18,899          $   540          $ (918)     $ 18,521
-------------------------------------======================================================

-------------------------------------------------------------------------------------------
                                                         December 31, 1993
-------------------------------------------------------------------------------------------
HELD TO MATURITY

(CARRIED AT AMORTIZED COST)
State and local
  government bonds                  $     82          $    13          $   (2)     $     93
Foreign government
  bonds                                   43                2              --            45
Corporate securities                  10,461            1,318              (8)       11,771
Asset-backed
  securities                           1,789              127             (18)        1,898
-------------------------------------------------------------------------------------------
Total                               $ 12,375          $ 1,460          $  (28)     $ 13,807
-------------------------------------======================================================
AVAILABLE FOR SALE

(CARRIED AT FAIR VALUE)
Federal government
  bonds                             $  1,124          $    57          $   (5)     $  1,176
State and local
  government bonds                     1,527              313              (1)        1,839
Foreign government
  bonds                                1,620              109              (9)        1,720
Corporate securities                   9,277              924             (41)       10,160
Asset-backed
  securities                           4,070              446             (31)        4,485
-------------------------------------------------------------------------------------------
Total                               $ 17,618          $ 1,849          $  (87)     $ 19,380
-------------------------------------======================================================

         Asset-backed securities include investments in CMOs as of December 31, 1994 of $2.5 billion carried at fair value (amortized cost, $2.7 billion) and $162 million carried at amortized cost (fair value, $172 million). As of December 31, 1993, investments in CMOs consisted of $2.6 billion carried at fair value (amortized cost, $2.5 billion) and $316 million carried at amortized cost (fair value, $356 million). Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality standards through use of credit enhancement provided by subordinated securities or mortgage insurance from an Aaa/AAA-rated insurance company. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are also subject to interest rate risk resulting from accelerated prepayments, represent approximately 5% and 8% of total CMO investments at December 31, 1994 and 1993.

         At December 31, 1994, contractual fixed maturity investment commitments approximated $277 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that the full amount will be disbursed in 1995, with the majority occurring within the first three months.

         B) SHORT-TERM INVESTMENTS: As of December 31, 1994 and 1993, short-term investments included debt securities, principally corporate securities of $649 million and $954 million, respectively; federal government securities of $65 million and $257 million, respectively; and foreign government securities of $29 million and $104 million, respectively.

         C) MORTGAGE LOANS AND REAL ESTATE: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and generally approximate 80% of the property's value at the time the original loan is made.

         At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Mortgage loans                                                       $  9,970      $ 10,021
                                                                      -------       -------
Real estate:
  Held for sale                                                           892           929
  Held for production of income                                           855           851
                                                                      -------       -------
Total real estate                                                       1,747         1,780
-------------------------------------------------------------------------------------------
Total                                                                $ 11,717      $ 11,801
----------------------------------------------------------------------=====================

         Valuation reserves for mortgage loans, including policyholder share, were $179 million and $216 million as of December 31, 1994 and 1993, respectively. Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $385 million and $399 million as of December 31, 1994 and 1993, respectively.

         During 1994, 1993 and 1992, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $169 million, $460 million and $461 million, respectively.

         At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                                                   $  4,638      $  4,868
  Retail facilities                                                     4,372         4,225
  Apartment buildings                                                   1,135         1,056
  Hotels                                                                  839           909
  Other                                                                   733           743
-------------------------------------------------------------------------------------------
Total                                                                $ 11,717      $ 11,801
----------------------------------------------------------------------=====================
GEOGRAPHIC REGION:
  Central                                                            $  3,534      $  3,493
  Pacific                                                               2,902         3,049
  Middle Atlantic                                                       1,835         1,896
  South Atlantic                                                        1,794         1,780
  New England                                                           1,108         1,095
  Other                                                                   544           488
-------------------------------------------------------------------------------------------
Total                                                                $ 11,717      $ 11,801
----------------------------------------------------------------------=====================

         At December 31, 1994, scheduled mortgage loan maturities were as follows: 1995 -- $796 million; 1996 -- $1.2 billion; 1997 -- $1.2 billion; 1998
-- $822 million; 1999 -- $1.4 billion; and $4.6 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced. During 1994 and 1993, CIGNA refinanced approximately $600 million and $900 million of its mortgage loans relating to borrowers that were unable to obtain alternative financing.

         At December 31, 1994, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $300 million, all of which were at a fixed market rate of interest. These commitments generally expire within one year, in most cases within three months, and are diversified by property type and geographic region. Included in these commitments is approximately $180 million of commitments to refinance mortgage loans, currently in a separate account, relating to borrowers that are not expected to be able to obtain alternative financing.

         D) NET UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:
Unrealized appreciation and depreciation for investments carried at fair value as of December 31, 1994 and 1993 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Unrealized appreciation:
  Fixed maturities                                                    $   540       $ 1,849
  Equity securities                                                       320           287
  Other investments                                                        --            14
                                                                       ------        ------
                                                                          860         2,150
                                                                       ------        ------
Unrealized depreciation:
  Fixed maturities                                                       (918)          (87)
  Equity securities                                                      (165)          (64)
                                                                       ------        ------
                                                                       (1,083)         (151)
                                                                       ------        ------
                                                                         (223)        1,999
Less policyholder net unrealized
  appreciation (depreciation)                                            (169)          310
                                                                       ------        ------
Shareholder net unrealized
  appreciation (depreciation)                                             (54)        1,689
Deferred income (taxes) benefits                                           73          (517)
-------------------------------------------------------------------------------------------
Net unrealized appreciation                                           $    19       $ 1,172
-----------------------------------------------------------------------====================

         Net unrealized appreciation (depreciation) on investments that are carried at fair value is included as a separate component of Shareholders' Equity, net of policyholder share and deferred income taxes. The increase (decrease) in net unrealized appreciation/depreciation was ($1.2) billion, $835 million and ($149) million for the years ended December 31, 1994, 1993 and 1992, respectively, including ($1.1) billion, $949 million and ($14) million for fixed maturities that are carried at fair value.

         The net unrealized appreciation on fixed maturities that are carried at amortized cost is not recorded in the financial statements. The increase (decrease) in such net unrealized appreciation was ($1.5) billion, ($657) million and $110 million in 1994, 1993 and 1992, respectively.

         E) NON-INCOME PRODUCING INVESTMENTS: At December 31, the carrying values of investments that were non-income producing during the preceding 12 months, including policyholder share, were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Fixed maturities                                                        $  99         $ 123
Mortgage loans                                                             88            91
Real estate                                                               330           356
Other long-term investments                                                34             5
-------------------------------------------------------------------------------------------
Total                                                                   $ 551         $ 575
-------------------------------------------------------------------------==================

         F) DERIVATIVE FINANCIAL INSTRUMENTS: CIGNA's investment strategy is to manage investment assets to reflect the underlying characteristics of related insurance and contract holder liabilities such as liquidity, currency, yield and duration, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA uses derivative instruments through hedging applications to manage market risk.

         Generally, CIGNA uses interest rate swap contracts to create, when combined with cash flows from variable rate bonds, fixed rate cash flows that meet its portfolio investment strategy. Currency swaps are used to match the currency of individual investments to that of the associated liabilities. Interest rate futures are used to temporarily hedge against changes in market values of bonds and mortgage loans to be purchased or sold, and stock index futures may be used to hedge the temporary cash position of equity accounts. Interest rate futures also are used to hedge interest rate risk associated with withdrawals by contractholders over a scheduled time period.

         Cash requirements arise as a result of CIGNA's derivative activities. Under interest rate swaps, CIGNA agrees with other parties to exchange, at specified intervals, the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. Under futures contracts, initial margin requirements are settled with cash or other instruments and changes in the contract values are settled in cash daily with the exchange on which the instrument is traded. Under currency swaps, the parties generally exchange a principal amount in the two relevant currencies, agreeing to re-exchange principal amounts at a specified future date using an agreed-upon exchange rate, and agreeing to periodically exchange amounts equal to interest payments using the agreed-upon exchange rate.

         Because CIGNA's use of derivatives is limited to hedging applications, changes in the market value of the derivatives are substantially offset by changes in the market value of the hedged assets or underlying liabilities, minimizing market risk. CIGNA routinely monitors, by individual counterparty, exposure to credit risk associated with swap contracts. Futures contracts are exchange-traded and, therefore, credit risk is limited since the exchange assumes the obligations.

CIGNA manages legal risks by following industry standardized documentation procedures, by monitoring legal developments and, consistent with its credit exposure policies, by limiting risks associated with counterparty failure by diversifying the swaps portfolio among approved dealers of high credit quality.

         Changes in the market value of futures contracts that qualify as hedges are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or recognized in full as realized investment gains and losses in the event that the investment or futures contract is sold prior to maturity. Futures contracts totaled $142 million and $129 million as of December 31, 1994 and 1993, respectively, and were accounted for as hedges. At December 31, 1994, gains and losses on futures contracts deferred in anticipation of investment purchases were $1 million and $3 million, respectively.

         Net interest received or paid on an interest rate swap contract is recognized currently as an adjustment to net investment income. Underlying notional principal amounts associated with interest rate swap contracts outstanding were $755 million and $781 million at December 31, 1994 and 1993, respectively.

         The interest payment cash flows received in U.S. dollars from currency swaps related to foreign currency denominated investment securities (primarily Canadian dollars, pound sterling, Swiss francs and Japanese yen) are recognized as net investment income when received. Gains and losses from changes in exchange rates related to foreign currency swaps are recognized in realized investment gains and losses, offset by exchange rate gains and losses on the related investments. Underlying principal amounts associated with currency swap contracts outstanding were $414 million and $388 million at December 31, 1994 and 1993, respectively.

         As of December 31, 1994, CIGNA's variable rate investments consisted of approximately $1.2 billion of fixed maturities and CIGNA's fixed rate investments consisted of $29.6 billion of fixed maturities and $10 billion of mortgage loans. For the year ended December 31, 1994, the average yield on CIGNA's investments in fixed maturities and mortgage loans was 7.9% and 8.7%, respectively. For the year ended December 31, 1994, net investment income on bonds and mortgage loans was increased by $7 million and $1 million, respectively, as a result of recognizing amortization of deferred market value changes in futures contracts. In addition, the increase in net investment income for bonds resulting from interest rate swap contracts was $17 million, $26 million and $25 million for the years ended December 31, 1994, 1993 and 1992, respectively.

         G) OTHER: As of December 31, 1994 and 1993, CIGNA had no concentration of investments in a single investee exceeding 10% of Shareholders' Equity.

NOTE 4 -- INVESTMENT INCOME AND GAINS AND LOSSES

         A) NET INVESTMENT INCOME: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Fixed maturities                                       $ 2,465        $ 2,257       $ 2,301
Equity securities                                           67             80            71
Mortgage loans                                             873          1,006         1,065
Policy loans                                               371            255           165
Real estate                                                346            287           173
Other long-term investments                                 73             62            57
Short-term investments                                     128            291           313
                                                        ------         ------        ------
                                                         4,323          4,238         4,145
Less investment expenses                                   377            336           231
-------------------------------------------------------------------------------------------
Net investment income                                  $ 3,946        $ 3,902       $ 3,914
--------------------------------------------------------===================================

         Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.5 billion for 1994, and $1.6 billion for 1993 and 1992. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $699 million, $611 million and $660 million for 1994, 1993 and 1992, respectively.

         As of December 31, 1994, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $307 million and $796 million, including restructured investments of $205 million and $605 million, respectively. Amounts on non-accrual status as of December 31, 1993 were $407 million of fixed maturities and $864 million of mortgage loans, including restructurings of $328 million and $734 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $27 million, $28 million and $36 million in 1994, 1993 and 1992, respectively.

         B) REALIZED INVESTMENT GAINS AND LOSSES: Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Realized investment gains (losses):
  Fixed maturities                                      $   (6)        $   50        $   48
  Equity securities                                         38            257           142
  Mortgage loans                                            (1)           (51)          (29)
  Real estate                                               10            (46)          (38)
  Other                                                      1             72            42
                                                         -----          -----         -----
                                                            42            282           165
Income taxes (benefits)                                     14             58           (27)
-------------------------------------------------------------------------------------------
Net realized investment gains                           $   28          $ 224         $ 192
---------------------------------------------------------==================================

         Impairments in the value of investments, net of recoveries, that are included in realized investment gains and losses were $51 million, $100 million and $97 million in 1994, 1993 and 1992, respectively.

         Realized investment gains (losses) for separate accounts, which are not reflected in CIGNA's revenues, were ($51) million, $612 million and $244 million for the years ended December 31, 1994, 1993 and 1992, respectively. Realized investment gains (losses) attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were $5 million, $3 million and ($103) million for the years ended December 31, 1994, 1993 and 1992, respectively.

         During 1994, proceeds from sales of available-for-sale fixed maturities and equities, including policyholder share, were $5.5 billion. Such sales resulted in gross realized gains and gross realized losses of $232 million and $222 million, respectively. During 1994, CIGNA also sold $14 million of held-to-maturity fixed maturities, including policyholder share, resulting in gross proceeds of $12 million and a pre-tax realized loss of $2 million. In addition, $102 million of fixed maturities classified as held to maturity, including policyholder share, were transferred to the available-for-sale category, at fair value, which was not significantly different from the carrying value. The sales of fixed maturities classified as held-to-maturity and the transfer of such securities to the available-for-sale category were the result of significant credit deterioration of the issuers of the affected investments.

         Prior to the adoption of SFAS No. 115, proceeds from voluntary sales of investments in fixed maturities, including policyholder share, were $1.0 billion and $1.4 billion in 1993 and 1992, respectively. Such sales resulted in gross realized gains and gross realized (losses), including policyholder share, of $44 million and ($22) million in 1993, compared with $80 million and ($18) million in 1992. These amounts exclude the effects of sales of fixed maturities that, prior to the implementation of SFAS No. 115, were classified as short-term investments.

NOTE 5 -- DEBT

         Short and long-term debt consisted of the following at December 31:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
SHORT-TERM
  Commercial paper                                                    $   266       $   304
  Current maturities of long-term debt                                      5            47
-------------------------------------------------------------------------------------------
Total short-term debt                                                 $   271       $   351
-----------------------------------------------------------------------====================
LONG-TERM
  Unsecured Debt:
    8.2% Convertible Subordinated
      Debentures due 2010                                             $   248       $   248
    8% Notes due 1996                                                     150           150
    8 3/4% Notes due 2001                                                 100           100
    7.4% Notes due 2003                                                   100           100
    6 3/8% Notes due 2006                                                 100            --
    8 1/4% Notes due 2007                                                 100           100
    7.65% Notes due 2023                                                  100           100
    8.3% Notes due 2023                                                   100           100
    Medium-term Notes                                                     215           202
-------------------------------------------------------------------------------------------
      Total unsecured debt                                              1,213         1,100
-------------------------------------------------------------------------------------------
  Secured Debt (principally by real estate):
    Capitalized leases                                                      8             8
    Other secured obligations                                             168           127
-------------------------------------------------------------------------------------------
      Total secured debt                                                  176           135
-------------------------------------------------------------------------------------------
Total long-term debt                                                  $ 1,389       $ 1,235
-----------------------------------------------------------------------====================

         CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1994 and 1993, the weighted average interest rate on commercial paper was approximately 6% and approximately 3 1/4%, respectively.

         Medium-term notes have original maturity dates ranging from approximately two to ten years and interest rates ranging from 5 3/4% to 9 3/4%. As of December 31, 1994 and 1993, the weighted average interest rate on medium-term notes was 9.7% and 9.1%, respectively.

         The 8.2% Convertible Subordinated Debentures are subject to sinking fund provisions, commencing in 1999, and are convertible into CIGNA common stock at the rate of .7326 shares for each $50 of principal.

         In 1994, CIGNA issued $100 million of unsecured 6 3/8% Notes due in 2006. The proceeds from this issue were used for general corporate purposes. In addition, in 1994, CIGNA issued $12 million in medium-term notes.

         In 1993, CIGNA issued $100 million of unsecured 7.4% Notes due in 2003, $100 million of unsecured 8.3% Notes due in 2023 and $100 million of unsecured 7.65% Notes due in 2023. The proceeds from these issues were used for general corporate purposes, including the repayment of certain debt at maturity. In addition, in 1993, CIGNA issued $27 million in medium-term notes.

         As of December 31, 1994, CIGNA had approximately $660 million in unused committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to two years and are paid for using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.

         As of December 31, 1994, CIGNA had approximately $840 million remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

         Maturities of long-term debt for each of the next five years are as follows: 1995 -- $5 million; 1996 -- $160 million; 1997 -- $43 million; 1998 --
$86 million; and 1999 -- $78 million. Interest expense was $121 million, $124 million and $100 million in 1994, 1993 and 1992, respectively.

NOTE 6 -- COMMON AND PREFERRED STOCK


-------------------------------------------------------------------------------------------
(Shares in thousands)                                     1994           1993          1992
-------------------------------------------------------------------------------------------
Common: Par value $1
  200,000 shares authorized
    Outstanding -- January 1                            72,015         71,720        71,563
    Issued for stock option
     and benefit plans                                     210            295           157
                                                        ------         ------        ------
    Outstanding -- December 31                          72,225         72,015        71,720
    Treasury shares                                     10,844         10,615        10,612
-------------------------------------------------------------------------------------------
Issued -- December 31                                   83,069         82,630        82,332
--------------------------------------------------------===================================

         Stock issued under benefit plans resulted in increases in Additional Paid-in Capital of $26 million, $16 million and $13 million in 1994, 1993 and 1992, respectively. Such stock issuances also resulted in net increases in Treasury Stock of $19 million, $8 million and $3 million in 1994, 1993 and 1992, respectively.

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

         CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1994, 1993 and 1992.

NOTE 7 -- SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

         The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which differ in certain respects from generally accepted accounting principles. As of December 31, 1994, there were no permitted accounting practices utilized by CIGNA's insurance subsidiaries that were materially different from those prescribed by the domiciliary insurance departments.

         The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
LIFE INSURANCE COMPANIES:
  Net income                                          $    544       $    668      $    512
  Surplus                                                2,789          2,920         2,460
PROPERTY AND CASUALTY INSURANCE
  COMPANIES:
  Net income (loss)                                   $     21       $   (428)     $   (132)
  Surplus                                                1,340          1,285         1,320
-------------------------------------------------------------------------------------------

         As a result of property and casualty losses, CIGNA contributed $250 million and $150 million of capital in 1994 and 1993, respectively, to enhance the capital base of the domestic property and casualty operations. Also during 1993, management expanded the use of discounting for certain statutory loss reserves and modified the assumptions used to discount other reserves, in accordance with state insurance regulations, which increased statutory surplus by approximately $290 million. In 1995, CIGNA committed to contribute $125 million of capital to its domestic property and casualty operations by the end of the year. Also, additional amounts may be needed depending upon the extent of property and casualty losses; however, such amounts and timing are not reasonably estimable at this time.

         CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1995 without prior approval is approximately $720 million. The amount of restricted net assets as of December 31, 1994 was approximately $5.1 billion.

NOTE 8 -- INCOME TAXES

         In accordance with SFAS No. 109, CIGNA adopted the liability method of accounting for income taxes as discussed in Note 1.

         CIGNA's deferred tax asset is net of valuation allowances of $47 million and $53 million as of December 31, 1994 and 1993, respectively. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset for certain foreign operations will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. During 1994, 1993 and 1992, the valuation allowance was increased (decreased) by ($6) million, ($29) million and $44 million, respectively, to reflect management's assessment of changes related to certain foreign operations.

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

         Deferred taxes of $165 million for unrealized appreciation on investments established with the adoption of SFAS No. 109 at January 1, 1992 were included in the cumulative effect adjustment. Included in 1994, 1993 and 1992 deferred income taxes were benefits of $5 million, $63 million and $59 million, respectively, attributable to unrealized appreciation on individual securities held as of January 1, 1992 and sold during the respective years. Deferred tax benefits of $38 million will be recognized in future years as securities held as of January 1, 1992 are sold.

         As of December 31, 1994 and 1993, the net deferred tax asset included a benefit of $125 million and $97 million, respectively, resulting from tax basis net operating loss carryforwards of $357 million and $278 million, respectively. Subject to statutory limitations, these carryforwards are available to offset taxable income through the year 2009.

         In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1994 would result in a tax liability of $158 million (at a 35% rate), only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.

         CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits of the years 1982 through 1990. Except for two issues which are being contested, CIGNA resolved all issues arising out of the audits, which resulted in an increase to net income of $7 million, $3 million and $182 million for 1994, 1993 and 1992, respectively. One issue, relating only to years prior to 1989, could result in an assessment of approximately $220 million for those years. The other issue, which relates to years 1989 and 1990, and for years thereafter, could result in an assessment of approximately $130 million. CIGNA is contesting the first issue in court and appealing the second issue with the IRS. Although the outcomes of both issues are uncertain, management believes that CIGNA should prevail.

         In management's opinion, adequate tax liabilities have been established for all years.

         The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

  Loss reserve discounting                                            $   700       $   716
  Other insurance and contractholder liabilities                          752           838
  Employee and retiree benefit plans                                      421           384
  Investments, net                                                        279           158
  Operating loss carryforwards                                            125            97
  Bad debt expense                                                         77            62
  Unrealized depreciation on investments                                   74            --
  Other                                                                   168           351
                                                                       ------        ------
  Deferred tax assets before valuation allowance                        2,596         2,606
  Valuation allowance for deferred tax assets                             (47)          (53)
                                                                       ------        ------
  Deferred tax assets, net of valuation allowance                       2,549         2,553
                                                                       ------        ------

DEFERRED TAX LIABILITIES:

  Policy acquisition expenses                                              60            71
  Depreciation                                                            140           117
  Unrealized appreciation on investments                                   --           584
  Other                                                                    85            78
                                                                       ------        ------
  Total deferred tax liabilities                                          285           850
-------------------------------------------------------------------------------------------
Deferred income taxes, net                                            $ 2,264       $ 1,703
-----------------------------------------------------------------------====================

         The components of income tax expense for each year were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
CURRENT TAXES:

  U.S. income                                           $  182         $  373        $  121
  Foreign income                                            42             40            15
                                                         -----          -----         -----
                                                           224            413           136
                                                         -----          -----         -----
DEFERRED TAXES (BENEFITS):

  U.S. income                                               22           (499)         (296)
  Foreign income                                             5             17             2
                                                         -----          -----         -----
                                                            27           (482)         (294)
-------------------------------------------------------------------------------------------
Total income taxes (benefits)                           $  251         $  (69)       $ (158)
---------------------------------------------------------==================================

         As a result of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the federal corporate income tax rate increased by one percent to 35%, retroactive to January 1, 1993. Deferred tax benefits for 1993 included $48 million related to an increase in CIGNA's net deferred tax asset as of January 1, 1993, due to the effect of the tax rate increase.

         Total income tax expense was less than the amount computed using the nominal federal income tax rate for the following reasons:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Tax expense at nominal rate
  (35% for 1994 and 1993,
  34% for 1992)                                         $  282          $  58        $   61
Tax-exempt interest income                                 (37)           (45)          (45)
Dividends received deduction                               (10)           (14)          (14)
Amortization of goodwill                                    30             43            34
Interest on provisions                                      10              9            10
Resolved federal tax audit issues                           (7)            (3)         (182)
Other foreign                                               (4)            24            --
Valuation allowance                                         (6)           (29)           44
Realized investment gains                                   (5)           (63)          (59)
Federal tax rate change                                     --            (48)           --
Other                                                       (2)            (1)           (7)
-------------------------------------------------------------------------------------------
Total income taxes (benefits)                           $  251          $ (69)       $ (158)
---------------------------------------------------------==================================

         Temporary and other differences which resulted in the deferred tax benefit for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Operating loss carryforwards                            $  (28)        $  (10)       $  (87)
Loss reserve discounting                                    16            (71)           12
Other insurance and
  contractholder liabilities                                86           (284)         (131)
Realized investment gains                                   (5)           (63)          (59)
Policy acquisition expenses                                (11)           (65)          (51)
Investments, net                                          (121)             4           (42)
Other foreign                                               61             80            23
Restructuring                                               25            (41)           (9)
Valuation allowance                                         (6)           (29)           44
Other                                                       10             (3)            6
-------------------------------------------------------------------------------------------
Deferred taxes (benefits)                               $   27         $ (482)       $ (294)
---------------------------------------------------------==================================

NOTE 9 -- PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS PLANS

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

         Components of net pension cost for the year ended December 31 were as follows:

-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                                       $  104         $   94         $  83
Interest accrued on projected
  benefit obligation                                       151            138           122
Actual return on assets                                    (26)          (194)          (64)
Net amortization and deferral                             (121)            55           (73)
-------------------------------------------------------------------------------------------
Net pension cost                                        $  108         $   93         $  68
---------------------------------------------------------==================================

         The following table summarizes the status as of December 31 of pension plans for which assets exceeded accumulated benefit obligations:


-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                           $ 1,513       $ 1,533
                                                                       ------        ------
  Accumulated benefit obligation                                      $ 1,546       $ 1,570
                                                                       ------        ------
Pension liability included in Other Liabilities:
  Projected benefit obligation                                        $ 1,896       $ 2,028
  Less plan assets at fair value                                        1,775         1,752
                                                                       ------        ------
  Plan assets less than projected
    benefit obligations                                                   121           276
  Unrecognized net loss from past
    experience                                                           (117)         (298)
  Unrecognized prior service cost                                         (66)          (54)
  Unamortized SFAS 87 transition asset                                     69            79
-------------------------------------------------------------------------------------------
Pension liability                                                     $     7       $     3
-----------------------------------------------------------------------====================

         At December 31, 1994 and 1993, plans under which accumulated benefits exceeded assets had projected benefit obligations of $179 million and $143 million, respectively, and related assets at fair value of $27 million for both 1994 and 1993. The accumulated benefit obligation as of December 31, 1994 and 1993 related to these plans was $135 million and $115 million, respectively. The pension liability included in Other Liabilities related to these plans was $108 million and $94 million, respectively.

         Determination of the projected benefit obligation was based on an assumed discount rate of 8.1% and 7.1% for 1994 and 1993, respectively, and an assumed long-term rate of compensation increase of 4.7% for both 1994 and 1993. The assumed long-term rate of return on assets was 9% for both 1994 and 1993. Substantially all Plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 0.3 million and 1.1 million shares of CIGNA common stock with a market value of $19 million and $69 million at December 31, 1994 and 1993, respectively.

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

         Effective January 1, 1992, CIGNA adopted SFAS No. 106 for its domestic postretirement benefit plans (see Note 1). CIGNA will implement SFAS No. 106 for its non-U.S. plans in 1995; the effect on net income is not expected to be material.

         Components of net periodic other postretirement benefit cost for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                             1994           1993          1992
-------------------------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                                        $  23          $  27          $ 24
Interest accrued on benefit
  obligation                                                49             47            58
Actual return on assets                                      2             (5)           (4)
Net amortization and deferral                              (16)            (9)           (4)
-------------------------------------------------------------------------------------------
Net other postretirement benefit cost                    $  58          $  60          $ 74
----------------------------------------------------------=================================

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

         The following table summarizes the underfunded plans' benefit obligations reconciled with the other postretirement benefit liability included in Other Liabilities as of December 31:

-------------------------------------------------------------------------------------------
(In millions)                                                            1994          1993
-------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                                              $ 456         $ 397
  Other fully eligible plan participants                                   34            58
  Other active plan participants                                          178           269
                                                                         ----          ----
Total accumulated benefit obligations                                     668           724
Less plan assets at fair value                                             46            49
                                                                         ----          ----
Plan assets less than accumulated
  benefit obligations                                                     622           675
Unrecognized prior service cost                                           167           185
Unrecognized net gain from past
  experience                                                              105             9
-------------------------------------------------------------------------------------------
Other postretirement benefit liability                                  $ 894         $ 869
-------------------------------------------------------------------------==================

         At December 31, 1994 and 1993, plan assets of $46 million and $49 million, respectively, represented partial funding for retiree life insurance plans with accumulated benefit obligations of $112 million and $113 million, respectively, and such plan assets were invested in the general account assets of CGLIC, with an expected long-term rate of return of 7% for both 1994 and 1993.

         Determination of the accumulated other postretirement benefit obligations for 1994 and 1993 was based on an assumed discount rate of 8.2% and 7.1%, respectively, and an assumed long-term rate of compensation increase of 4.5% and 4.7%, respectively. The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 12.2% decreasing ratably to 5.5% over eight years, which reflects CIGNA's current claim experience and management's expectation that future rates of growth will decline. Increasing the health care cost trend rate by one percentage point for each future year would increase accumulated other postretirement benefit obligations by $56 million and the annual service and interest cost by $10 million, before taxes. Gains and losses that occur because actual experience differs from that assumed are amortized over the average future service period of employees.

         C) OTHER POSTEMPLOYMENT BENEFITS: CIGNA and certain of its subsidiaries provide certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans. Those plans are unfunded and non-contributory, except for the life insurance and health care plans.

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

         D) CAPITAL ACCUMULATION PLANS: CIGNA sponsors various capital accumulation plans in which employee contributions on a before-tax basis (401(k)) are supplemented by CIGNA matching contributions. Contributions are invested, at the election of the employee, in one or more of the following investments: CIGNA common stock fund, several non-CIGNA stock and bond portfolios and a fixed-income fund. CIGNA's expense for such plans totaled $34 million for 1994, compared with $33 million for both 1993 and 1992.

NOTE 10 -- EMPLOYEE INCENTIVE PLANS

         The People Resources Committee of the Board of Directors can award to certain key employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans.

         As of December 31, 1994, 1993 and 1992, stock available for award aggregated 1,746,135 shares, 3,020,098 shares and 3,365,402 shares, respectively. Grants of restricted shares of CIGNA common stock during 1994, 1993 and 1992 totaled 331,757 shares, 164,994 shares and 182,228 shares, respectively. Restricted stock grants of 752,760 shares for 1,354 employees were outstanding at December 31, 1994.

         Options to purchase CIGNA common stock are awarded at market price on the date of grant and expire 10 years after that date. SARs permit the holders to receive in cash or stock the excess of the current market price of the underlying stock over the option price. Either the stock option or the SAR, but not both, may be exercised. Options and SARs may be subject to vesting periods. For options with SARs, changes in the market price of the stock, to the extent it exceeds the option price, are reflected as an expense.

         The following table summarizes the changes in common stock options outstanding for the year ended December 31:


-------------------------------------------------------------------------------------------
                                                         1994            1993          1992
-------------------------------------------------------------------------------------------
Outstanding -- January 1                              745,614         776,617       744,727
  Granted                                           1,095,200         183,550       238,650
  Expired or canceled                                (111,922)        (25,895)     (109,963)
  Exercised                                          (116,943)       (188,658)      (96,797)
-------------------------------------------------------------------------------------------
Outstanding -- December 31                          1,611,949         745,614       776,617
----------------------------------------------------=======================================
Average exercise price of
  options exercised                                   $ 52.46         $ 49.45       $ 47.82
----------------------------------------------------=======================================

         As of December 31, 1994, 486,917 options outstanding were exercisable.

         As of December 31, 1994, the exercise price for options outstanding (covering 1,611,949 shares of common stock held by 709 individuals) ranged from $48.00 to $73.88.

NOTE 11 -- EARNINGS PER SHARE

         Earnings per share were based on income before cumulative effect of accounting changes, and net income amounts divided by weighted average common shares, including common share equivalents, of 72.3 million, 72.0 million and
71.7 million for 1994, 1993 and 1992, respectively.

         There was no significant difference between earnings per share on a primary and a fully diluted basis.

NOTE 12 -- SEGMENT INFORMATION

         CIGNA operates principally in four segments: Property and Casualty, Employee Life and Health Benefits, Employee Retirement and Savings Benefits, and Individual Financial Services. Other Operations includes unallocated investment income, expenses, principally debt service, and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business, non-insurance subsidiaries engaged primarily in investment and real estate activities, and the California personal automobile and homeowners insurance businesses that CIGNA retained from the 1989 sale of the Horace Mann insurance companies and sold to Horace Mann in January 1994.

         Summarized financial information with respect to the business segments for the year ended and as of December 31 was as follows:


-------------------------------------------------------------------------------------------
(In millions)                                            1994            1993          1992
-------------------------------------------------------------------------------------------
REVENUES

Property and Casualty:
  Domestic                                           $  2,871        $  3,275      $  3,970
  International                                         2,610           2,365         2,277
  Other, primarily reinsurance                            549             688           728
                                                      -------         -------       -------
Total Property and Casualty                             6,030           6,328         6,975
Employee Life and Health Benefits                       8,650           8,392         8,021
Employee Retirement and Savings
  Benefits                                              1,935           2,111         2,148
Individual Financial Services                           1,637           1,447         1,250
Other Operations                                          140             124           188
-------------------------------------------------------------------------------------------
Total                                                $ 18,392        $ 18,402      $ 18,582
------------------------------------------------------=====================================

INCOME (LOSS) BEFORE INCOME
TAXES AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGES

Property and Casualty:
  Domestic                                           $   (417)       $   (884)     $   (302)
  International                                            76               4           (78)
  Other, primarily reinsurance                            (76)            (82)         (249)
                                                      -------         -------       -------
Total Property and Casualty                              (417)           (962)         (629)
Employee Life and Health Benefits                         829             851           515
Employee Retirement and Savings
  Benefits                                                287             223           256
Individual Financial Services                             210             164           108
Other Operations                                         (104)           (111)          (71)
-------------------------------------------------------------------------------------------
Total                                                $    805        $    165      $    179
------------------------------------------------------=====================================

IDENTIFIABLE ASSETS

Property and Casualty:
  Domestic                                           $ 16,181        $ 16,968      $ 17,215
  International                                         6,541           6,192         5,148
  Other, primarily reinsurance                          2,913           3,309         3,462
                                                      -------         -------       -------
Total Property and Casualty                            25,635          26,469        25,825
Employee Life and Health Benefits                      11,331          11,398        10,058
Employee Retirement and Savings
  Benefits                                             33,939          34,384        32,654
Individual Financial Services                          12,195           9,368         6,789
Other Operations                                        3,002           3,356         2,708
-------------------------------------------------------------------------------------------
Total                                                $ 86,102        $ 84,975      $ 78,034
------------------------------------------------------=====================================

         During 1993, CIGNA announced restructuring initiatives in the Property and Casualty segment (both the domestic and international operations) and the Employee Life and Health Benefits segment. These actions were taken to reduce operating expenses. Income (loss) before income taxes and cumulative effect of accounting changes for 1993 reflected a pre-tax charge of $165 million for the estimated costs of these restructuring actions, of which $80 million and $70 million relate to Domestic and International Property and Casualty operations, respectively. The remaining $15 million relates to the Employee Life and Health Benefits segment.

         As discussed in Note 1, CIGNA implemented SFAS No. 115, which increased segment identifiable assets as of December 31, 1993 as follows:
Property and Casualty, $370 million (primarily Domestic); Employee Life and Health Benefits, $90 million; Employee Retirement and Savings Benefits, $444 million; Individual Financial Services, $43 million; and Other Operations, $241 million.

         Also, as discussed in Note 1, CIGNA adopted new accounting pronouncements in 1992, which resulted in a charge to income (loss) before income taxes and cumulative effect of accounting changes in 1992 with respect to the business segments reported above as follows: Property and Casualty, $20 million (primarily Domestic); Employee Life and Health Benefits, $29 million; Employee Retirement and Savings Benefits, $4 million; and Individual Financial Services, $7 million. The increase (decrease) in 1992 net income for the segments due to the cumulative effect for prior years and the incremental effect, respectively, for the implementation of SFAS Nos. 106, 109 and 112 was as follows: Employee Life and Health Benefits, ($146) million and $5 million; Employee Retirement and Savings Benefits, ($25) million and ($1) million; Individual Financial Services, ($37) million and ($3) million; Property and Casualty, $179 million and ($5) million; and Other Operations, $3 million and ($1) million.

NOTE 13 -- FOREIGN OPERATIONS

         CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Canada, Europe, the Pacific region and Latin America.

         The change in Net Translation of Foreign Currencies reflects increases (decreases) of $47 million (net of tax benefit of $16 million), ($28) million (net of tax benefit of $7 million) and ($73) million (net of tax benefit of $8 million) for the years ended December 31, 1994, 1993 and 1992, respectively.

         Summary financial data of CIGNA's foreign operations for the year ended and as of December 31 were as follows:

-------------------------------------------------------------------------------------------
(In millions)                                            1994            1993          1992
-------------------------------------------------------------------------------------------
Revenues                                              $ 2,991         $ 2,821       $ 2,711
Income (loss) before income
  taxes and cumulative effect of
  accounting changes                                  $    32         $    40       $  (271)
Identifiable assets                                   $ 9,579         $ 8,941       $ 8,005
-------------------------------------------------------------------------------------------

         CIGNA's income (loss) before income taxes and cumulative effect of accounting changes included aggregate foreign exchange transaction losses of $5 million, $6 million and $5 million in 1994, 1993 and 1992, respectively.

NOTE 14 -- LEASES AND RENTALS

         Rental expenses for operating leases, principally with respect to buildings, amounted to $255 million, $284 million and $283 million in 1994, 1993 and 1992, respectively.

         As of December 31, 1994, future net minimum rental payments under non-cancelable operating leases were approximately $957 million, payable as follows: 1995 -- $190 million; 1996 -- $164 million; 1997 -- $126 million; 1998
-- $99 million; 1999 -- $85 million; and $293 million thereafter.

NOTE 15 -- REINSURANCE

         In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies or disputes, could result in losses. Allowances for uncollectible amounts were $435 million and $405 million as of December 31, 1994 and 1993, respectively. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition. As of December 31, 1994 and 1993, approximately 9% of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.

         The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:


-------------------------------------------------------------------------------------------
(In millions)                                            1994            1993          1992
-------------------------------------------------------------------------------------------
SHORT-DURATION CONTRACTS

Premiums and fees:
  Direct                                            $  12,281        $ 11,493      $ 12,166
  Assumed                                               2,039           2,564         2,742
  Ceded                                                (2,236)         (2,098)       (2,473)
-------------------------------------------------------------------------------------------
Net earned premiums and fees                        $  12,084        $ 11,959      $ 12,435
------------------------------------------------------=====================================
LONG-DURATION CONTRACTS

Premiums and fees:
  Direct                                            $   1,983        $  1,635      $  1,329
  Assumed                                                 154             216           262
  Ceded                                                  (309)            (98)         (102)
-------------------------------------------------------------------------------------------
Net earned premiums and fees                        $   1,828        $  1,753      $  1,489
-----------------------------------------------------======================================

         The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the table on page 41. Benefits, losses and settlement expenses for 1994, 1993 and 1992 were net of reinsurance recoveries of $1.2 billion, $2.1 billion and $3.3 billion, respectively.

NOTE 16 -- PROPERTY AND CASUALTY UNPAID CLAIMS AND
CLAIM EXPENSE RESERVES AND REINSURANCE RECOVERABLES

         As described in Note 1, CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.

         Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:


-------------------------------------------------------------------------------------------
(In millions)                                            1994            1993          1992
-------------------------------------------------------------------------------------------
Gross reserve -- January 1                           $ 17,654        $ 17,831      $ 17,223
Less reinsurance recoverable                            7,104           7,364         7,035
                                                      -------         -------       -------
Net reserve -- January 1                               10,550          10,467        10,188
                                                      -------         -------       -------
Plus incurred claims and claim
    adjustment expenses:
  Provision for insured events of
    the current year                                    3,025           3,464         4,448
  Increase in provision for
    insured events of prior years                         538             789           656
                                                      -------         -------       -------
  Total incurred claims and
    claim adjustment expenses                           3,563           4,253         5,104
                                                      -------         -------       -------
Less payments for claims and
    claim adjustment expenses
    attributable to:
  Insured events of the current
    year                                                1,016           1,153         1,371
  Insured events of prior years                         2,591           3,017         3,454
                                                      -------         -------       -------
  Total payments for claims and
    claim adjustment expenses                           3,607           4,170         4,825
                                                      -------         -------       -------
Net reserve -- December 31                             10,506          10,550        10,467
Plus reinsurance recoverable                            6,190           7,104         7,364
-------------------------------------------------------------------------------------------
Gross reserve -- December 31                         $ 16,696        $ 17,654      $ 17,831
------------------------------------------------------=====================================

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

         Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) other than for asbestos-related, environmental pollution and other long-term exposure claims and charges for unrecoverable reinsurance, were $203 million, $120 million and $355 million for the years ended December 31, 1994, 1993 and 1992, respectively. The 1992 charges include $290 million ($62 million for unrecoverable reinsurance) for losses in the London reinsurance market arising from large catastrophes occurring in recent years. The charge resulted from an extensive review of CIGNA's London property and casualty reinsurance exposures. This review also related to obligations (reported in Other Liabilities) of a closed book of reinsurance business acquired in 1984, which resulted in a decrease in such liabilities of $150 million (reported as a reduction in Other Operating Expenses).

         Prior year development for asbestos-related, environmental pollution and other long-term exposure losses and charges for unrecoverable reinsurance in the aggregate were $335 million, $669 million and $301 million for the years ended December 31, 1994, 1993 and 1992, respectively. In 1993, CIGNA re-evaluated its reported asbestos-related, environmental pollution and other long-term exposure claims to determine if future legal expenses could be reasonably estimated and reserves established. Based on this review, CIGNA added $489 million ($375 million, net of reinsurance) to its reserves in the third quarter of 1993, which resulted in an after-tax charge of $244 million for future legal and associated expenses for reported claims.

         Reserving for asbestos-related, environmental pollution and other long-term exposure claims is subject to significant uncertainties that are not generally present for other types of claims. Developed case law and adequate claim history do not exist for such claims. CIGNA and the insurance industry dispute coverage for the environmental pollution and some asbestos-related liabilities of their policyholders. In addition to the coverage lawsuits, CIGNA shares in the expense of defending underlying litigation against its policyholders. The outcome of the coverage litigation will assist in the determination of amounts that might be paid in the future for similar claims. The legal costs associated with these coverage lawsuits constitute a significant portion of CIGNA's losses for these claims to date. These claims differ from almost all others in that it is often not clear that an insurable event has occurred and which, if any, of multiple policy years and insurers may be liable. These uncertainties prevent identification of applicable policies and policy limits until after a claim is reported to CIGNA and substantial time is spent (many years, in some cases) resolving contract issues and determining facts necessary to evaluate the claim.

         Estimating liabilities and reinsurance recoveries for asbestos-related, environmental pollution and other long-term exposure claims that will be asserted under reinsurance policies is also subject to similar uncertainties as those affecting such claims under direct policies. CIGNA expects recoveries from ceded reinsurance to reduce its future losses, although the amount of recoveries cannot be reasonably estimated.

         Under current law, CIGNA expects asbestos-related, environmental pollution and other long-term exposure claims to continue to be reported for the foreseeable future. The claims to be paid, if any, and timing of any such payments, depend on resolution of the uncertainties associated with them, and could extend over several decades under current law.

         For asbestos-related claims, CIGNA carries reserves related to certain insurance policies issued for certain major asbestos manufacturers ("targets"), under which CIGNA expects to pay the full limits of liability in most cases. These reserves (including amounts for unreported claims) are generally equal to the policy limits of liability, minus payments made to date, plus an estimate of the associated future legal expenses, and were approximately $229 million ($103 million, net of reinsurance) and $256 million ($93 million, net of reinsurance) at December 31, 1994 and 1993, respectively.

         In addition, CIGNA establishes reserves for reported asbestos-related, environmental pollution and other long-term exposure claims as information permits, and for future legal and associated expenses for such reported claims. Total reserves, including amounts attributable to targets, were $1.5 billion ($906 million, net of reinsurance) and $1.5 billion ($832 million, net of reinsurance) at December 31, 1994 and 1993, respectively. Except for asbestos-related claims under the target policies discussed above, CIGNA does not establish reserves for unreported asbestos-related, environmental pollution or certain other long-term exposure claims or for future legal and associated expenses related to such unreported claims because of the uncertainties involved.

         CIGNA expects that its future results of operations will continue to be adversely affected by losses and legal expenses for asbestos-related, environmental pollution and other long-term exposure claims. Because of the significant uncertainties involved, as discussed above, and the likelihood that these uncertainties will not be resolved in the near future, CIGNA is unable to reasonably estimate the additional losses and expenses and, therefore, is unable to determine whether such amounts will be material to its future results of operations, liquidity or financial condition.

         In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.

NOTE 17 -- CONTINGENCIES

FINANCIAL GUARANTEES

         CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. These include guarantees for the repayment of industrial revenue bonds as well as other debt instruments. The contractual amounts of financial guarantees reflect CIGNA's maximum exposure to credit loss in the event of nonperformance. To limit CIGNA's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced through reinsurance and, in certain programs, use of letters of credit and other types of security.

         The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 21 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1994 and 1993 was $296 million and $323 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income as earned. During 1994 and 1992, losses for industrial revenue bonds were $1 million and $4 million, respectively. There were no such losses in 1993.

         In addition, CIGNA is liable for guarantee business of $1.7 billion and $2.2 billion at December 31, 1994 and 1993, respectively, fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds, which have maturities of up to 38 years. The nature of this guarantee business is similar to the reinsurance transactions described in Note 15. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments.

         Generally, premiums for insurance provided by guarantees are recognized as income ratably over the policy period. Amounts included in Unearned Premiums under these programs were approximately $1 million as of December 31, 1994 and 1993. Loss reserves for financial guarantees are established when a default has occurred or when CIGNA believes that a loss has been incurred. Loss reserves included in Unpaid Claims and Claim Expenses were $3 million as of December 31, 1994 and 1993.

         CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1994 and 1993, the amount of minimum benefit guarantees for separate account contracts was $4.8 billion and $4.9 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. As of December 31, 1994 and 1993, reserves of $6 million were recorded. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.

         Although the ultimate outcome of any loss contingencies arising from CIGNA's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

REGULATORY AND INDUSTRY DEVELOPMENTS

         CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment which could affect them. Some of the changes include initiatives to: revise the system of funding cleanup of environmental damages; develop standards for estimating currently unquantifiable liabilities; reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA; restrict insurance pricing and the application of underwriting standards; reform health care; restrict investment practices; and expand regulation. Some of the more significant issues are discussed below.

         Superfund, originally enacted in 1980, was under review by Congress in 1994. Congress recessed in 1994 without completing action on Superfund legislation. New legislation could be introduced in Congress in 1995, in part because the existing Superfund legislation expires in 1995. Any changes in Superfund relating to: (1) allocating responsibility; (2) funding cleanup costs; or (3) establishing cleanup standards could affect the liabilities of potentially responsible parties and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

         The American Academy of Actuaries has initiated a project to develop standards for estimating currently unquantifiable liabilities. The project may examine unreported claims for asbestos-related, environmental pollution and certain other long-term exposures. In addition, various industry-related parties are attempting to develop methods to estimate pollution liabilities, including estimates based on a market share analysis. CIGNA is evaluating these methods to determine if they could be used in establishing reasonable estimates of reserves for unreported claims for asbestos-related, environmental pollution or other long-term exposures. The outcome and effect, if any, of these initiatives on CIGNA are not determinable at this time.

         Proposals on national health care reform were under consideration in 1994 which could have significantly changed the way health care is financed and delivered in the United States. Congress recessed in 1994 without enacting health care reform. New legislation could be introduced in Congress in 1995; however, comprehensive national reform is not likely to be proposed in 1995. Instead, CIGNA expects federal and state proposals seeking modest insurance reform and limitations on the formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on CIGNA's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

         The National Association of Insurance Commissioners (NAIC) has developed model solvency-related guidelines ("risk-based capital" rules) to strengthen solvency regulation of insurance companies. Depending on the ratio of the insurer's surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. As of December 31, 1994, CIGNA's life insurance and property and casualty insurance subsidiaries were adequately capitalized under the risk-based capital rules. As the risk-based capital guidelines for property and casualty insurers become more stringent in future years, additional capital for the property and casualty subsidiaries may be needed; however, the amount and timing of additional capital contributions will depend on future results of operations.

         Also, the NAIC is addressing risk-based capital guidelines for health maintenance organizations (HMOs) and a proposal that would limit the types and amounts of investment assets that can be held. CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.

         Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are impaired or insolvent. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. Assessments against CIGNA's insurance subsidiaries were $27 million, $28 million and $23 million for 1994, 1993 and 1992, respectively, before giving effect to future premium tax recoveries. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

         The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

LITIGATION

         CIGNA is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it by its policyholders or other insurers.

         In 1988, a number of state attorneys general and private plaintiffs filed lawsuits against a number of insurance companies and others, including CIGNA, alleging violations of federal and state antitrust laws. Subject to final approval, an agreement in principle to settle these cases has been reached. CIGNA's portion of the settlement is not material to its results of operations.

         While the outcome of all litigation involving CIGNA, including insurance-related litigation, cannot be determined, litigation (other than that related to asbestos, environmental pollution and other long-term exposure claims) is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition. Also, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoveries by amounts that would be material to results of operations, liquidity or financial condition.

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

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

         Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, unless otherwise indicated in the table below. The fair values used for financial instruments are estimates that in many cases may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.

         The following table presents carrying amounts and estimated fair values as of December 31 for CIGNA's financial instruments that are not carried in the financial statements at amounts approximating fair value.

-------------------------------------------------------------------------------------------
                                                 1994                          1993
-------------------------------------------------------------------------------------------
                                      CARRYING           FAIR        Carrying          Fair
(In millions)                           AMOUNT          VALUE          Amount         Value
-------------------------------------------------------------------------------------------
Fixed maturities--
  held to maturity                    $ 12,296       $ 12,276        $ 12,375      $ 13,807
Mortgage loans                        $  9,970       $  9,638        $ 10,021      $ 10,197
Contractholder
  deposit funds--
  non-insurance
  products                            $ 18,866       $ 18,817        $ 19,287      $ 20,494
Long-term debt                        $  1,389       $  1,347        $  1,235      $  1,317
-------------------------------------------------------------------------------------------

         For additional information on fair values of fixed maturities, see
Note 3(A). Fair values of off-balance-sheet financial instruments as of December 31, 1994 and 1993 were not material.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP                                          [LOGO]

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CIGNA CORPORATION                                             FEBRUARY 13, 1995

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         The Company implemented certain new accounting pronouncements as discussed in Note 1 to the consolidated financial statements.

/s/ PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania

QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following unaudited quarterly financial data are presented on a consolidated basis for each of the two years ended December 31, 1994 and 1993.

         Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.


--------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                  Three Months Ended
--------------------------------------------------------------------------------------------------------------
                                          March 31             June 30             Sept. 30            Dec. 31
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS

1994
Total revenues                        $      4,531    $          4,538     $          4,600   $          4,723
Income before income taxes                     170                 204                  178                253
Net income                                     114                 135                  123                182
Net income per share                          1.58                1.86                 1.70               2.52

1993 *
Total revenues                        $      4,374    $          4,563     $          4,525   $          4,940
Income (loss) before income taxes               40                 122                 (261)               264
Net income (loss)                               46                  88                  (94)               194
Net income (loss) per share                    .64                1.22                (1.31)              2.70

STOCK AND DIVIDEND DATA

1994
Price range of common stock           $  70 1/2-58    $          74-57     $      74-59 3/8   $      69 3/8-59
Dividends declared per common share            .76                 .76                  .76                .76

1993
Price range of common stock           $  68-57 1/4    $  63 1/2-56 7/8     $  65 7/8-56 1/2   $  68 3/8-61 5/8
Dividends declared per common share            .76                 .76                  .76                .76
--------------------------------------------------------------------------------------------------------------

  * The third quarter of 1993 reflects a $244 million after-tax charge for future legal and associated expenses for reported claims related to asbestos, environmental pollution and other long-term exposures, and $107 million in after-tax restructuring charges. In addition, third quarter 1993 reflects a benefit of $48 million relating to the effect of the federal income tax rate change on CIGNA's net deferred tax asset.

     STOCK LISTING
     CIGNA's common shares are listed on the New York, Pacific and Philadelphia stock exchanges. The ticker symbol is CI.