Form 10-K, Exhibit 13
period 1995-12-31
CIGNA CORP
filed 1996-03-29
CIK 701221

                                                                      Exhibit 13

                           Portions of Registrant's
                      1995 Annual Report to Shareholders

                                                                      EXHIBIT 13

HIGHLIGHTS



-----------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)         1995           1994           1993          1992           1991
-----------------------------------------------------------------------------------------------------------------------

REVENUES:
Premiums and fees                                   $ 13,914       $ 13,912       $ 13,712      $ 13,924       $ 14,295
Net investment income and other revenues               4,808          4,438          4,408         4,493          4,373
Realized investment gains                                233             42            282           165             82
-----------------------------------------------------------------------------------------------------------------------
  Total                                             $ 18,955       $ 18,392       $ 18,402      $ 18,582       $ 18,750
----------------------------------------------------===================================================================
NET INCOME (LOSS):
Employee Life and Health Benefits                   $    597       $    548       $    589      $    337       $    329
Employee Retirement and Savings Benefits                 194            190            159           191            167
Individual Financial Services                            151            136            110            49             76
Property and Casualty                                   (673)          (235)          (530)         (195)            (7)
Other Operations                                         (58)           (85)           (94)          (71)          (116)
-----------------------------------------------------------------------------------------------------------------------
  Total                                             $    211       $    554       $    234      $    311       $    449
----------------------------------------------------===================================================================
Per share:
  Net income                                        $   2.86       $   7.66       $   3.25      $   4.34       $   6.28
  Common dividends declared                         $   3.04       $   3.04       $   3.04      $   3.04       $   3.04
Total assets                                        $ 95,903       $ 86,102       $ 84,975      $ 78,034       $ 74,573
Long-term debt                                      $  1,066       $  1,389       $  1,235      $    929       $    848
Shareholders' equity                                $  7,157       $  5,811       $  6,575      $  5,744       $  5,863
  Per share                                         $  93.76       $  80.46       $  91.30      $  80.09       $  81.93
Common shares outstanding (thousands)                 76,332         72,225         72,015        71,720         71,563
Shareholders of record                                15,131         16,408         17,491        18,581         19,380
Employees                                             44,707         48,603         50,624        52,255         55,961
-----------------------------------------------------------------------------------------------------------------------

Net income for 1992 includes a net charge of $26 million, or $.36 per share, for the net cumulative effect of accounting changes for income taxes, as well as postemployment and postretirement benefits other than pensions. Net income for 1991 includes a charge of $4 million, or $.06 per share, for an extraordinary loss from early extinguishment of debt.

See Notes to the Financial Statements, including Note 2 for information regarding the effect of adopting accounting pronouncements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



CONSOLIDATED RESULTS OF OPERATIONS

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Premiums and fees                                   $ 13,914       $ 13,912       $ 13,712
Net investment income                                  4,296          3,946          3,902
Other revenues                                           512            492            506
Realized investment gains                                233             42            282
                                                    --------        -------       --------
Total revenues                                        18,955         18,392         18,402
Benefits and expenses                                 18,704         17,587         18,237
                                                    --------        -------       --------
Income before taxes                                      251            805            165
Income taxes (benefits)                                   40            251            (69)
                                                    --------        -------       --------
Net income                                          $    211       $    554       $    234
----------------------------------------------------======================================
Realized investment gains,
  net of taxes                                      $    178       $     28       $    224
----------------------------------------------------======================================

     CIGNA's consolidated net income decreased 62% in 1995, compared with 1994.

     Results for 1995 included third quarter charges of $774 million after-tax ($1.2 billion pre-tax) in the Property and Casualty segment, primarily for asbestos-related and environmental pollution exposures, and a $75 million after-tax ($115 million pre-tax) charge associated with cost reduction initiatives in the Property and Casualty and Employee Life and Health Benefits segments. Excluding these charges and after-tax realized investment gains, income for 1995 was $882 million.

     Results for 1994 included a third quarter charge of $27 million after-tax, primarily related to property and casualty reinsurance. Excluding this charge and after-tax realized investment gains, results were $553 million.

     Earnings for 1995, compared with 1994, excluding the items previously noted, increased 59%, primarily reflecting improved results in the Property and Casualty segment.

     After-tax realized investment gains for 1995 increased significantly, compared with 1994, reflecting higher gains on sales of equity securities, resulting from a restructuring of a portion of CIGNA's investment portfolio into fixed income securities.

     Net income for 1994 increased significantly compared with 1993. Results for 1993 included a $244 million after-tax charge for legal and associated expenses for reported claims related to asbestos, environmental pollution and other long-term exposures and $107 million in after-tax cost reduction charges. In addition, CIGNA's results for 1993 reflected a benefit of $48 million, resulting from the effect on CIGNA's net deferred tax asset of an increase in the federal income tax rate. Excluding these items and after-tax realized investment gains, income for 1994 of $553 million increased significantly from $313 million for 1993, due primarily to improved results in the Property and Casualty and Employee Life and Health Benefits segments.

     After-tax realized investment gains for 1994 decreased, compared with 1993, primarily due to lower gains on sales of equity securities and fixed maturities and a higher effective tax rate in 1994 than in 1993. Partially offsetting these factors were decreases in new loss reserves, primarily for mortgage loan and real estate investments, and higher gains on sales of real estate.

     Consolidated revenues, excluding realized investment gains, were $18.7 billion, $18.4 billion and $18.1 billion for 1995, 1994 and 1993, respectively. The 1995 increase reflects higher net investment income, due primarily to growth in interest-sensitive products and the favorable effects of the portfolio restructuring discussed above. The 1994 increase primarily reflects higher premiums and fees for the Employee Life and Health Benefits segment due to growth in HMO and life premiums, partially offset by lower Property and Casualty premiums and fees, due to intense price competition.

     Earnings are expected to improve in 1996, excluding the effects of realized investment results and the third quarter 1995 charges, previously discussed. However, such improvement could be adversely affected by the factors noted in the cautionary statement on page 23.

OTHER MATTERS

     During the third quarter of 1995, CIGNA announced its plan to restructure its domestic property and casualty businesses into two separate operations. The plan was approved by regulators in February 1996, and is effective as of December 31, 1995. One operation will manage ongoing business (ongoing operations) and the other will manage run-off policies and related claims, including those for asbestos-related and environmental pollution exposures (run-off operations). The plan is designed to create business structures that enhance management's focus on its specialist strategy and to position the ongoing business for future profitable growth, while at the same time providing dedicated, specialized resources to manage each operation separately and effectively. In addition, by placing substantially all exposures associated with the run-off businesses in a legal entity separate from the ongoing operations, CIGNA enhanced the claims paying rating for its ongoing operations.



------------------------------------------------------------------------------
8

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS






     As part of its overall restructuring plan, CIGNA contributed $375 million of additional capital to the run-off operations. This contribution, which is reflected in the run-off operations' statutory surplus as of December 31, 1995, was funded in 1996 through internal sources. Also, the ongoing operations will contribute an additional $50 million to the run-off operations by December 31, 2001. In addition, the ongoing operations assumed $125 million of liabilities, primarily related to employee benefits of the run-off operations, and will reinsure up to $800 million of claims of the run-off operations in the unlikely event that the statutory capital and surplus of the run-off operations falls below $25 million.

     As a result of this restructuring, the domestic run-off operations had statutory capital and surplus of approximately $245 million, pro forma investment assets of approximately $4.3 billion and insurance liabilities of approximately $4.2 billion, as of December 31, 1995.

     CIGNA continues to conduct strategic and financial reviews of its businesses in order to deploy its capital most effectively. Such reviews could result in future actions; however, no determinations have been made at this time.

     During 1995, CIGNA implemented cost reduction initiatives in the Domestic Property and Casualty operations and the Employee Life and Health Benefits segment, which resulted in charges of $85 million ($55 million after-tax) and $30 million ($20 million after-tax), respectively. The cost reduction initiatives, when fully implemented, are estimated to result in annual after-tax savings of approximately $55 million and $40 million, respectively, primarily based on the elimination of certain payroll and payroll-related costs and, to a lesser extent, lease costs. The savings in the near term for the Employee Life and Health Benefits segment are expected to be partially offset by increased investments in business growth and service initiatives. In addition, in 1993, CIGNA implemented cost reduction initiatives in the Property and Casualty segment, which resulted in a charge of approximately $150 million ($97 million after-tax). CIGNA estimates that this cost reduction initiative has resulted in annual after-tax savings of approximately $50 million, primarily based on the elimination of certain payroll and payroll-related costs and, to a lesser extent, lease costs. See Note 18 to the Financial Statements for additional information.

     In connection with federal tax audits for the years 1982 through 1990, an issue is being contested by CIGNA that could result in assessments totaling approximately $200 million. Although the outcome is uncertain, management believes that CIGNA should prevail. See Note 9 to the Financial Statements for additional information.

     CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to: revise the system of funding cleanup of environmental damages; reform the federal tax system; reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA; restrict insurance pricing and the application of underwriting standards; reform health care; and expand regulation. Some of the more significant issues are discussed below.

     Legislation is expected to be considered by Congress that is likely to limit, and eventually substantially eliminate, the tax deductibility of policy loan interest for corporate-owned life insurance. The outcome of such legislation is uncertain and, although it could have a material adverse effect on results of operations for the Individual Financial Services segment, it is not expected to be material to CIGNA's consolidated results of operations, liquidity or financial condition.

     Proposed legislation for Superfund reform remains under consideration by Congress. Any changes in Superfund relating to 1) allocating responsibility, 2) funding cleanup costs or 3) establishing cleanup standards could affect the liabilities of potentially responsible parties and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

     CIGNA expects proposals for federal and state legislation seeking some health care insurance reforms and limitations on formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on CIGNA's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

     As of December 31, 1995, CIGNA's life insurance and property and casualty insurance subsidiaries that were not exempt from the National Association of Insurance Commissioners' (NAIC) risk-based capital rules were adequately capitalized under such rules. The NAIC is currently addressing risk-based capital guidelines for health maintenance organizations (HMOs). CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.


------------------------------------------------------------------------------

     During 1996, A.M. Best Company, Inc. (Best) reviewed CIGNA's restructured domestic property and casualty operations and rated the ongoing operations A- (Excellent) and rated the run-off operations B+ (Very Good), the second-highest rating available for run-off companies. In addition, during 1996, Moody's Investors Service rated the principal insurance companies of the ongoing operations Baa1 (Adequate) and rated the principal insurance companies of the run-off operations Ba1 (Questionable). During 1995, Standard & Poor's upgraded the outlook for CIGNA's corporate debt ratings from negative to stable.

     The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 19 to the Financial Statements.

ACCOUNTING PRONOUNCEMENTS

     In 1993, CIGNA implemented Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." During the fourth quarter of 1995, the Financial Accounting Standards Board (FASB) issued a guide to implementation of SFAS No. 115, which permits a one-time opportunity to reclassify securities subject to SFAS No.
115. Consequently, CIGNA reclassified all held-to-maturity securities to available-for-sale as of December 31, 1995. The non-cash reclassification of these securities, which had an aggregate amortized cost of $11.8 billion and fair value of $12.8 billion, resulted in an increase of approximately $300 million, net of policyholder-related amounts and deferred income taxes, in net unrealized appreciation included in Shareholders' Equity as of December 31, 1995.

     See Note 2(B) to the Financial Statements for a detailed discussion of certain accounting pronouncements and their effect on CIGNA.

EMPLOYEE LIFE AND HEALTH BENEFITS

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Premiums and fees                                    $ 8,135        $ 7,844        $ 7,438
Net investment income                                    574            515            503
Other revenues                                           336            272            286
Realized investment gains                                122             19            165
                                                     -------        -------        -------
Total revenues                                         9,167          8,650          8,392
Benefits and expenses                                  8,307          7,821          7,541
                                                     -------        -------        -------
Income before taxes                                      860            829            851
Income taxes                                             263            281            262
                                                     -------        -------        -------
Net income                                           $   597        $   548        $   589
-----------------------------------------------------=====================================
Realized investment gains,
  net of taxes                                       $   104        $    17        $   126
-----------------------------------------------------=====================================

     Net income for the Employee Life and Health Benefits segment increased 9% in 1995, compared with a decrease of 7% in 1994. Results for 1995 included an after-tax charge of $20 million related to cost reduction initiatives. See Other Matters for additional information.

     Excluding the cost reduction charge and after-tax realized investment gains, income for 1995 was $513 million, compared with $531 million for 1994 and $463 million for 1993.

     After-tax earnings for 1995 in the segment's indemnity operations, excluding the cost reduction charge of $9 million and realized investment results, were $311 million, a decrease of $16 million, compared with 1994. The 1995 decrease reflects competitive pressures on rates and adverse claim experience resulting from higher medical costs in the group medical operations, as well as higher claims in the group life operations. These factors were partially offset by an improvement of $9 million in earnings for long-term disability (LTD) business.

     The segment's HMO operations' after-tax earnings, excluding the cost reduction charge of $11 million and realized investment results, were $202 million for 1995, a decrease of $2 million, compared with 1994. This decrease reflects the effects of lower margins resulting from higher than expected medical care costs and higher operating expenses associated with business growth and investments in service initiatives. Partially offsetting these factors were the effects of membership growth, as well as the favorable effects of $30 million for 1995 resulting from the net change of reserve reviews between respective years.

     Earnings for 1994 reflect improvements of $62 million and $6 million in the segment's HMO and indemnity operations, respectively, compared with 1993. The HMO improvement reflects approximately $42 million attributable to membership growth, with the balance primarily attributable to rate increases



------------------------------------------------------------------------------
10

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





and favorable medical cost experience. The increase in indemnity earnings reflects an $8 million improvement in group universal life business, primarily due to sales. The increase also reflects, to a lesser extent, favorable claim experience and rate increases for other lines. Partially offsetting the indemnity improvements was a decline in LTD earnings due to unfavorable claim experience.

     Premiums and fees increased 4% in 1995 and 5% in 1994. The 1995 improvement reflects higher premiums and fees for HMOs of $263 million, primarily due to membership growth. Group indemnity premiums increased $28 million, reflecting higher medical premiums due to new sales and rate increases, partially offset by declines in life and LTD premiums. The 1994 improvement reflects increased premiums and fees for HMOs of $115 million, primarily reflecting membership growth and rate increases, and an increase of $291 million in group indemnity business (life, $186 million; medical, $66 million; all other, $39 million), primarily reflecting sales and rate increases. Growth in premiums is expected to continue to be constrained by competitive pressures in both the medical indemnity and HMO markets.

     Total HMO membership increased 11% in 1995, compared with a 25% increase in 1994. Approximately 73% of membership growth for 1995 has been in HMO alternative funding programs under which the customer assumes all or a portion of the responsibility for funding claims. Such programs generally have lower margins than traditional HMO plans.

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

     Adjusted premiums and fees were $17.8 billion in 1995, compared with $17.5 billion in both 1994 and 1993. The 1995 increase, compared to 1994, reflects the factors noted above for premiums and fees, and growth in HMO alternative funding programs, partially offset by declines in medical premium equivalents reflecting cancellations and conversions to HMOs. Premium equivalents, as a percentage of total adjusted premiums and fees, were 54% in 1995, 55% in 1994 and 57% in 1993. ASO plans accounted for 45%, 46% and 45% of total adjusted premiums and fees in 1995, 1994 and 1993, respectively.

     The adjusted premium mix in 1995 was approximately 45% medical insurance, 32% prepaid health and dental care, 10% life insurance, 8% dental insurance, 3% long-term disability insurance and 2% other insurance coverages.

     Indemnity claims paid for insured plans and claims paid for alternative funding programs, including ASOs, for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Insured plans                                       $  3,720       $  3,706       $  3,465
Alternative funding programs                           9,748          9,725          9,917
------------------------------------------------------------------------------------------
Total                                               $ 13,468       $ 13,431       $ 13,382
----------------------------------------------------======================================

     In early January 1996, CIGNA completed the sale of certain assets of its Los Angeles staff model HMO, while retaining access to the provider network which will continue to serve membership in this area. The effects of the sale are not expected to be material to CIGNA's results of operations.

     Earnings for this segment for 1996 are expected to be constrained in both the Indemnity and HMO operations as a result of competitive rate pressures and, for Indemnity, continued conversions to HMOs.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Premiums and fees                                    $   258        $   201        $   296
Net investment income                                  1,722          1,722          1,846
Realized investment gains (losses)                         3             12            (31)
                                                     -------        -------        -------
Total revenues                                         1,983          1,935          2,111
Benefits and expenses                                  1,699          1,648          1,888
                                                     -------        -------        -------
Income before taxes                                      284            287            223
Income taxes                                              90             97             64
                                                     -------        -------        -------
Net income                                           $   194        $   190        $   159
-----------------------------------------------------=====================================
Realized investment gains (losses),
  net of taxes                                       $     2        $     6        $   (23)
-----------------------------------------------------=====================================

     Net income for the Employee Retirement and Savings Benefits segment increased 2% in 1995, compared with an increase of 19% in 1994. Included in the results for 1994 was an unfavorable tax adjustment resulting from IRS audits of $3 million (including a $1 million charge related to realized investment results), compared with favorable tax adjustments of $3 million (including a $3 million charge related to realized investment results) in 1993.


------------------------------------------------------------------------------
                                                                            11

     Excluding after-tax realized investment results and the tax adjustments, income for 1995 was $192 million, compared with $186 million for 1994 and $176 million in 1993. The 1995 increase principally reflects the favorable effects on earnings from asset growth. The 1994 increase primarily reflects improved interest margins on defined contribution business.

     Premiums and fees increased 28% in 1995 and decreased 32% in 1994. The change in both years reflects the variability of annuity sales. Net investment income for 1995 was level with 1994, while 1994 decreased 7% compared with 1993. The 1994 decrease reflects the effects of lower yields and customers' redirection of investments to separate accounts.

     Assets under management is generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Balance -- January 1                                $ 33,882       $ 34,469
Premiums and deposits                                  3,624          3,032
Investment results                                     2,860          2,320
Increase (decrease) in fair value of assets            3,237         (1,250)
Customer withdrawals                                  (2,092)        (2,037)
Benefit payments and other                            (3,328)        (2,652)
---------------------------------------------------------------------------
Balance -- December 31                              $ 38,183       $ 33,882
----------------------------------------------------=======================

     Premiums and deposits increased 20% in 1995, compared with 1994, reflecting higher sales. Approximately 60% and 56% of the premiums and deposits for 1995 and 1994, respectively, were from new customers. The increase in investment results for 1995, compared with 1994, reflects higher realized gains from the sales of separate account assets and asset growth. The changes in the fair value of assets for 1995 and 1994 primarily reflect market value fluctuations for fixed maturities and equity securities. The increase for 1995 also reflects approximately $525 million from SFAS No. 115 as discussed under Accounting Pronouncements. The increase in benefit payments and other is primarily due to an increase in annuity payments of $350 million and the payment of benefits of $175 million for several large contracts that matured in 1995.

     Management expects asset growth to continue to be constrained, resulting from decisions by plan sponsors to diversify assets and fund management. In addition, assets under management will continue to be affected by market value fluctuations for fixed maturities and equity securities.

INDIVIDUAL FINANCIAL SERVICES

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Premiums and fees                                    $   881        $   824        $   814
Net investment income                                    968            741            583
Other revenues                                            70             64             65
Realized investment gains (losses)                         1              8            (15)
                                                     -------        -------        -------
Total revenues                                         1,920          1,637          1,447
Benefits and expenses                                  1,689          1,427          1,283
                                                     -------        -------        -------
Income before taxes                                      231            210            164
Income taxes                                              80             74             54
                                                     -------        -------        -------
Net income                                           $   151        $   136       $    110
-----------------------------------------------------=====================================
Realized investment gains (losses),
  net of taxes                                       $     1        $     5        $   (13)
-----------------------------------------------------=====================================

     Net income for the Individual Financial Services segment increased 11% and 24% in 1995 and 1994, respectively. Excluding after-tax realized investment results, income for 1995 was $150 million, compared with $131 million for 1994 and $123 million for 1993. The increase for 1995 reflects higher earnings from interest-sensitive products, primarily due to business growth. The 1994 increase reflects higher earnings of $14 million from interest-sensitive products, primarily due to improved interest margins and business growth, partially offset by the absence of $5 million of favorable tax adjustments recorded in 1993.

     In 1995 and 1994, premiums and fees increased 7% and 1%, respectively, reflecting growth in business of interest-sensitive products, principally corporate-owned life insurance.

     Net investment income increased 31% and 27% in 1995 and 1994, respectively, reflecting growth of interest-sensitive and annuity products.

     Deposits, which are not included in revenues, totaled $3.2 billion, $3.0 billion and $2.5 billion in 1995, 1994 and 1993, respectively. These increases primarily reflect higher annuity sales.

     See Other Matters for additional information on corporate-owned life insurance.


------------------------------------------------------------------------------
12

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





PROPERTY AND CASUALTY

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Premiums and fees                                    $ 4,640        $ 5,043        $ 5,136
Net investment income                                    794            756            753
Other revenues                                           216            223            254
Realized investment gains                                 85              8            185
                                                     -------        -------        -------
Total revenues                                         5,735          6,030          6,328
Benefits and expenses                                  6,795          6,447          7,290
                                                     -------        -------        -------
Loss before tax benefits                              (1,060)          (417)          (962)
Income tax benefits                                     (387)          (182)          (432)
                                                     -------        -------        -------
Net loss                                             $  (673)       $  (235)       $  (530)
-----------------------------------------------------=====================================
Realized investment gains,
  net of taxes                                       $    54        $     4        $   150
-----------------------------------------------------=====================================

     Net losses for the Property and Casualty segment increased significantly, compared with 1994, primarily reflecting third quarter 1995 charges associated with reserve strengthening for asbestos-related and environmental pollution (A&E) claims of $686 million after-tax and uncollectible reinsurance for non-A&E exposures of $88 million after-tax, and charges for cost reduction initiatives of $55 million after-tax. See Other Matters for additional information.

     The Property and Casualty segment's after-tax results for the year ended December 31 included the following:

(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Underlying operations                                 $  347         $  210         $   20
Realized investment gains                                 54              4            150
Prior year development:
  Asbestos and environmental                            (787)          (179)          (367)
  Unrecoverable reinsurance                             (116)           (19)           (18)
  Other                                                  (70)          (152)          (128)
Catastrophe losses                                       (46)           (98)           (94)
Cost reduction charges                                   (55)            (9)           (97)
Other                                                     --              8              4
------------------------------------------------------------------------------------------
Net loss                                             $  (673)       $  (235)       $  (530)
-----------------------------------------------------=====================================

     The improvements in "Underlying operations" for 1995 and 1994 reflect lower current accident year underwriting losses due to improved claim experience and rate increases on certain lines of business and, for 1995, higher net investment income for the international operations. Also, the improvements reflect expense savings of approximately $40 million after-tax in 1994 and an additional $10 million in 1995, primarily due to lower employee-related costs resulting from cost reduction initiatives. Although results are improving, they continue to reflect the highly competitive pricing environment.

     Premiums and fees decreased 8% in 1995, compared with 1994, primarily reflecting reduced premiums of $444 million in CIGNA's domestic commercial business. The decrease in the domestic commercial business reflects continued competition, the application of stricter underwriting standards and, to a lesser extent, conversions of workers' compensation business from standard risk transfer to high-deductible policies, and a ratings downgrade by Best late in 1994. In addition, the overall decline reflects a decrease in premiums and fees from the reinsurance business of $224 million due to CIGNA's withdrawal from this business late in 1994, as discussed below. Growth in international lines of business of $320 million, approximately half of which resulted from changes in foreign currency translations, partially offset the overall decline in premiums and fees.

     Based on a strategic assessment, CIGNA decided in the third quarter of 1994 to substantially withdraw from the property and casualty reinsurance business. For 1993, the portion of the business affected by the withdrawal had international and domestic revenues of approximately $500 million, and results of operations that were not material to CIGNA. In connection with the withdrawal, CIGNA sold renewal opportunities for a significant portion of its international reinsurance business and discontinued writing most other property and casualty reinsurance coverages. These actions have not had a material effect on CIGNA's results of operations.

     Premiums and fees are expected to continue to be constrained by competition in 1996.

     Premiums and fees decreased 2% in 1994, compared with 1993. This decrease reflects a decline of $388 million for CIGNA's domestic commercial business and reinsurance business resulting from price competition, strengthened underwriting standards and domestic agency force reduction in certain lines of business. Growth in international lines of business of $315 million, approximately 25% of which resulted from changes in foreign currency translations, partially offset the overall decline in premiums and fees.

     Net investment income for 1995 increased 5%, compared with 1994, primarily reflecting growth in business for the international operations, partially offset by negative cash flows in the domestic property and casualty operations. Net investment income for 1994 was level with 1993.



------------------------------------------------------------------------------

     Pre-tax catastrophe losses, before reinsurance (Gross) and net of reinsurance (Net), for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Gross catastrophe losses                             $    80     $      158     $      308
Net catastrophe losses                               $    71     $      151     $      145
------------------------------------------------------------------------------------------

     Net catastrophe losses included $29 million for Texas hail storms in 1995; $87 million for the Los Angeles earthquake and $27 million for the severe winter weather in 1994; and $36 million for the East Coast blizzard in 1993. The effect of reinsurance on these catastrophe losses was not material. Also, 1993 included $41 million, net (gross, $173 million) for the World Trade Center bombing.

     CIGNA's principal property catastrophe reinsurance program provides, on a combined basis, approximately 95% recovery of losses between $70 million and $400 million for its domestic operations and approximately 95% recovery of losses between $40 million and $300 million for international operations. CIGNA's future results of operations could be volatile, depending on the frequency and severity of future catastrophes.

LOSS RESERVES AND REINSURANCE RECOVERABLES

     CIGNA's reserving methodology and significant issues affecting the estimation of loss reserves are described in its Form 10-K, and additional information is included in Note 17 to the Financial Statements.

     In summary, CIGNA's property and casualty loss reserves of $17.0 billion and $16.8 billion as of December 31, 1995 and 1994, respectively, are an estimate of future payments for reported and unreported claims for losses and related expenses with respect to insured events that have occurred. The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.

     CIGNA continually attempts to improve its loss estimation process by refining its process of analyzing loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in estimating losses have grown because of changes in social and legal trends that expand the liability of insureds, establish new liabilities and reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA. Such changes from past experience significantly affect the ability of insurers to estimate liabilities for unpaid losses and related expenses.

     CIGNA changed its methodology for estimating asbestos-related and environmental pollution reserves in the third quarter of 1995, as discussed below. CIGNA's reserves for asbestos-related and environmental pollution claims are a reasonable estimate of its ultimate liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.

     Reserving for all property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. As additional experience and other data become available and are reviewed or, in the case of asbestos-related and environmental pollution reserves, as new or improved methodologies are developed or as current law changes, CIGNA's estimates and judgments may be revised. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.

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



------------------------------------------------------------------------------
14

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





     The following table shows CIGNA's gross losses for incurred claims and claim adjustment expenses (Gross), amounts ceded to reinsurers (Reinsurance) and net losses for incurred claims and claim adjustment expenses (Net) for the year ended December 31. The table also categorizes those amounts as they relate to insured events of the current year and of prior years (prior year development).

----------------------------------------------------------------------------------------------------------------------------------
                                        1995                                  1994                             1993
----------------------------------------------------------------------------------------------------------------------------------
(In millions)              Gross    Reinsurance           Net     Gross   Reinsurance        Net     Gross Reinsurance         Net
----------------------------------------------------------------------------------------------------------------------------------
Current year             $ 3,304       $   (918)      $ 2,386   $ 4,280      $ (1,187)   $ 3,093   $ 5,021    $ (1,495)    $ 3,526
----------------------------------------------------------------------------------------------------------------------------------
Prior year development:
  Asbestos-related           298            (43)          255        64            (4)        60       303        (132)        171
  Environmental
    pollution              1,265           (310)          955       280           (65)       215       482         (88)        394
  Assumed reinsurance
    exposures                 73            (41)           32        70           (11)        59        84         (15)         69
  Unrecoverable
    reinsurance               --            179           179        --            29         29        --          28          28
  Other                        7             70            77       (46)          221        175       380        (253)        127
----------------------------------------------------------------------------------------------------------------------------------
Total prior year
  development              1,643           (145)        1,498       368           170        538     1,249        (460)        789
----------------------------------------------------------------------------------------------------------------------------------
Total incurred claims
  and claim adjustment
  expenses               $ 4,947       $ (1,063)      $ 3,884   $ 4,648      $ (1,017)   $ 3,631   $ 6,270    $ (1,955)    $ 4,315
-------------------------=========================================================================================================

     Declines in gross and net losses for insured events of the current year for 1995 and 1994 reflect improvements in the quality of underwriting and reduced premium volume in certain lines of business. CIGNA expects that strengthened underwriting will result in continued reductions in losses for insured events of current years, relative to premiums.

     CIGNA historically was not able to estimate its ultimate liabilities for asbestos-related and environmental pollution claims because of the significant uncertainties associated with them that are not generally present for other types of claims. Traditional actuarial techniques were not adequate for estimating these liabilities because of the lack of developed case law and adequate claim history.

     However, as industry experience in dealing with these exposures has accumulated, various industry-related parties have evaluated newly emerging methods for estimating asbestos-related and environmental pollution liabilities, and these methods have attained growing credibility. In addition, outside actuarial firms and others have developed data bases to supplement the information that can be derived from a company's claim files.

     CIGNA evaluated these methods and expanded its data bases of asbestos-related and environmental pollution claims. Using these recent developments, CIGNA completed a comprehensive review of its asbestos-related and environmental pollution exposures during the third quarter of 1995 and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance). These amounts are included in the 1995 gross asbestos-related losses of $298 million ($255 million, net of reinsurance) and gross environmental pollution losses of $1.3 billion ($955 million, net of reinsurance) as shown in the above table.

     CIGNA's methodology, which was reviewed by an outside actuarial firm, consisted of a detailed analysis of its reported claims, using a stratified sampling approach. Reported claims representing approximately 50% of CIGNA's estimated asbestos-related exposure and approximately 75% of its estimated environmental pollution exposure were analyzed individually, with the results of the claim reviews extrapolated to the remainder of the reported claim population.

     Each claim review involved analyzing various characteristics of the applicable policies, including their related attachment points, limits of liability, terms, conditions and exclusions. For environmental pollution claims, the reviews also evaluated damages per site using CIGNA's claim files and information from a site data base obtained from external and internal sources. The possible effects of Superfund reform were not considered. The claim reviews considered specific coverage defenses and the allocation and spreading of losses across policy periods and among other insurers and the policyholder. The previous history of payments and the type of business conducted by the policyholder were also considered. Based on this work, additional reserves for reported claims were established.


------------------------------------------------------------------------------

     Also, CIGNA estimated reserves for incurred but not reported (IBNR) claims by using the recent developments described above. For environmental pollution claims, the IBNR reserve was based on estimates of future development for sites yet to be identified, of additional claims related to currently identified sites and of third-party liability. For asbestos-related claims, the IBNR reserve was based on estimates of additional claims against known policyholders as well as claims against policyholders that have not yet asserted claims against CIGNA.

     In addition to CIGNA's own reserve review, a state insurance department retained an outside actuarial consulting firm to review CIGNA's reserves in conjunction with a quadrennial NAIC zone examination of certain of CIGNA's property and casualty subsidiaries. That firm applied its methods, including its proprietary model, a loss development approach and a market share approach, for estimating possible outcomes of asbestos-related and environmental pollution liabilities. The results of the firm's work, which was statistically based, corroborated, in the aggregate, the results of CIGNA's work, which was largely based on the judgment of experienced claims professionals in reviewing claim files, as described above. This corroboration between two different approaches to estimating CIGNA's asbestos-related and environmental pollution liabilities provided confidence in the results and supported CIGNA's decision to increase its reserves in 1995.

     In 1993, following a re-evaluation, reserves of $489 million ($375 million, net of reinsurance; $244 million after-tax) were recorded for future legal and associated expenses for reported asbestos-related claims ($72 million, net of reinsurance), environmental pollution claims ($268 million, net of reinsurance) and long-term exposure claims ($35 million, net of reinsurance).

     Losses for "assumed reinsurance exposures" for 1995 primarily reflect $31 million ($17 million, net of reinsurance) for London reinsurance exposures. For 1994, losses for "assumed reinsurance exposures" primarily reflect $48 million ($40 million, net of reinsurance) resulting from a review of reserves for certain reinsurance lines of business (principally closed books of business) other than London reinsurance exposures. For 1993, losses for "assumed reinsurance exposures" primarily reflect $55 million ($31 million, net of reinsurance) for London reinsurance exposures.

     Losses for "unrecoverable reinsurance" are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of reinsurer insolvencies and disputes under reinsurance contracts. Reinsurance disputes have increased in recent years, particularly on larger and more complex claims such as those related to professional liability, asbestos and London reinsurance exposures. Reinsurance disputes may increase in the future, and are likely to include disputes related to environmental pollution. Allowances have been established for amounts deemed uncollectible. In the third quarter of 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax, including $75 million, which is reported as asbestos-related and environmental pollution prior year development in the table on page 15. The remainder of the increase ($135 million) relates to CIGNA's assumed reinsurance business that it previously exited and domestic commercial business. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

     Gross and net losses for "other" prior year development in 1995 reflect unfavorable development on workers' compensation ($114 million, net of reinsurance) and long-term exposures ($34 million, net of reinsurance), partially offset by favorable loss reserve development on commercial packages, commercial fire, and general and excess liability lines of business. For 1994, "other" prior year development was primarily attributable to workers' compensation ($74 million, net of reinsurance), long-term exposures ($31 million, net of reinsurance) and the general and excess liability line of business. In addition, in 1994 CIGNA performed an actuarial review of certain businesses, including captives, that are substantially reinsured. Such review resulted in a reduction in gross loss reserves of approximately $250 million, with a corresponding decrease in reinsurance recoverables. In 1993, other prior year development was primarily attributable to losses for long-term exposures ($76 million, net of reinsurance), including the $35 million previously discussed, and the commercial packages line of business.

     CIGNA's reinsurance recoverables were approximately $6.7 billion and $7.1 billion as of December 31, 1995 and 1994, net of allowances for unrecoverable reinsurance of approximately $700 million and $435 million, respectively.

     CIGNA recognized significant recoveries in 1995, 1994 and 1993 from reinsurance arrangements as shown in the table on page 15. Reinsurance recoveries for all periods presented, including recoveries for asbestos-related and environmental pollution claims, increased or decreased as a result of comparable changes in gross losses. Reinsurance recoveries are also affected by the factors previously noted for "unrecoverable reinsurance".

     CIGNA expects to continue to have significant recoveries from its reinsurance arrangements, including recoveries of asbestos-related and environmental pollution losses. However, the extent of recoveries in the aggregate, including for asbestos-related and environmental pollution losses, will depend on future gross loss experience and the particular reinsurance arrangements to which future losses relate.


------------------------------------------------------------------------------
16

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





     At December 31, 1995 and 1994, approximately 12% of CIGNA's reinsurance recoverables related to paid claims. The timing and collectibility of such recoverables have not had, and are not expected to have, a material adverse effect on CIGNA's liquidity.

OTHER OPERATIONS

     Other Operations primarily includes unallocated investment income, expenses (principally debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance operations engaged primarily in investment and real estate activities.

     Losses for Other Operations were $58 million, $85 million and $94 million for 1995, 1994 and 1993, respectively. After-tax realized investment results included in these amounts were gains of $17 million in 1995, compared with losses of $4 million and $16 million in 1994 and 1993, respectively.

     Excluding after-tax realized investment results, losses were $75 million for 1995, $81 million for 1994 and $78 million for 1993. Losses for all three years are comparable, excluding, for 1994, a gain of $20 million after-tax from the sale of a California personal automobile and homeowners insurance business, a charge of $16 million after-tax resulting from reserve strengthening in the settlement annuity business and an $8 million after-tax loss for an oil and gas divestiture.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)
------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994           1993
------------------------------------------------------------------------------------------
Short-term investments                               $ 1,113        $   853        $ 1,357
Cash and cash equivalents                              1,559          1,693          1,211
Short-term debt                                          414            271            351
Long-term debt                                         1,066          1,389          1,235
Shareholders' equity                                   7,157          5,811          6,575
------------------------------------------------------------------------------------------

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

     Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing overall positive cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty business, resulting from operating losses and claim payments related to insurance reserves established in prior periods. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash and cash equivalents, which totaled $2.7 billion and $2.5 billion as of December 31, 1995 and 1994, respectively.

     During 1995, cash and cash equivalents decreased $134 million to $1.6 billion as of December 31, 1995. This decrease primarily reflects net investment purchases ($3.6 billion) and payments of dividends on CIGNA common stock ($222 million). The decrease was partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds ($2.6 billion), proceeds from the issuance of long-term debt ($88 million), and cash flows from operating activities ($1.1 billion) resulting from earnings and the timing of cash receipts and cash disbursements. Cash flow from operating activities was constrained by negative cash flow of approximately $400 million from the property and casualty business, reflecting claim payments related to insurance reserves established in prior periods.

     During 1994, cash and cash equivalents increased $482 million from $1.2 billion as of December 31, 1993. This increase primarily reflects the issuance of long-term debt ($158 million); deposits and interest credited, net of withdrawals, to contract-holder deposit funds ($2.2 billion); and cash flows from operating activities ($475 million) resulting from earnings and the timing of cash receipts and cash disbursements. The increase was partially offset by net investment purchases ($2.0 billion), payments of dividends on CIGNA common stock ($219 million) and debt repayments ($46 million). Cash flow from operating activities was constrained by negative cash flow from the property and casualty business of approximately $200 million resulting from operating losses.

     The 1993 increase in cash and cash equivalents primarily reflects deposits and interest credited, net of withdrawals, to contractholder deposit funds; issuance of long-term debt; and cash flows from operating activities resulting from earnings and the timing of cash receipts and cash disbursements. The increase was partially offset by net investment purchases and payments of dividends on CIGNA common stock.


------------------------------------------------------------------------------

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

     CIGNA's insurance subsidiaries are subject to various regulatory restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1995, CIGNA had available approximately $650 million of committed and uncommitted lines of credit with banks.

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

     CIGNA had $1.1 billion of long-term debt outstanding at December 31, 1995, compared with $1.4 billion at December 31, 1994. The decrease in long-term debt primarily reflects the reclassification of $150 million of CIGNA's 8% Notes due September 1996 to short-term, and conversions of $248 million of CIGNA's 8.2% Convertible Debentures into 3.6 million shares of CIGNA common stock. The decline in long-term debt was partially offset by the issuance of $25 million of 7.17% Notes due in 2002, $25 million of 8.16% Notes due in 2000 and $36 million of medium-term notes. The proceeds from these issuances were used for general corporate purposes.

     At December 31, 1995, CIGNA had approximately $800 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission that may be issued as debt, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

     CIGNA contributed approximately $250 million and $150 million of capital during 1994 and 1993, respectively, to the domestic property and casualty operations, as a result of continued losses. Also, in connection with the domestic property and casualty restructuring, CIGNA contributed $375 million of additional capital to the run-off operations. This contribution, which is reflected in the run-off operations' statutory surplus as of December 31, 1995, was funded in 1996 through internal sources. See Other Matters for additional information.

INVESTMENT ASSETS

(In millions)
---------------------------------------------------------------------------
FINANCIAL SUMMARY                                       1995           1994
---------------------------------------------------------------------------
Fixed maturities: at fair value                     $ 36,241       $ 18,521
Fixed maturities: at amortized cost                       --         12,296
Equity securities                                        661          1,806
Mortgage loans                                        11,010          9,970
Real estate                                            1,283          1,747
Other, primarily policy loans                          8,515          6,579
---------------------------------------------------------------------------
Total investment assets                             $ 57,710       $ 50,919
----------------------------------------------------=======================

     CIGNA's investment strategy is to manage the characteristics of investment assets, such as liquidity, currency, yield and duration, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA uses derivative instruments through hedging applications to manage market risk. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 4, 5 and 20 to the Financial Statements and in CIGNA's Form 10-K.

     Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:

---------------------------------------------------------------------------
                                                        1995           1994
---------------------------------------------------------------------------
Fixed maturities                                         30%            32%
Mortgage loans                                           58%            57%
Real estate                                              57%            55%
---------------------------------------------------------------------------

     Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income, except under unusual circumstances.




------------------------------------------------------------------------------
18

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





FIXED MATURITIES

     Investments in fixed maturities (bonds) include publicly traded and private placement debt securities; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks.

     As of December 31, 1995, fixed maturities classified as available-for-sale had an aggregate fair value, including policyholder share, that was greater
(less) than amortized cost by $3.0 billion, compared with approximately ($378) million as of December 31, 1994. The increase in unrealized appreciation primarily reflects the downward movement in interest rates since December 31, 1994.

Quality Ratings

     As of December 31, 1995, $34.7 billion, or 96%, of bonds were investment grade, and $1.5 billion, or 4%, were below investment grade (BA and below, or equivalent).

     The quality ratings of CIGNA's below investment grade bonds are concentrated toward the higher end of the non-investment grade spectrum. Approximately 29% of below investment grade securities relate to policyholder contracts.

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

Potential Problem Bonds

     Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. Potential problem bonds, including amounts attributable to policyholder contracts, were $137 million as of December 31, 1995, compared with $141 million as of December 31, 1994. There were no cumulative write-downs for potential problem bonds as of December 31, 1995 and 1994. Potential problem bonds attributable to policyholder contracts represented 29% and 17% of total potential problem bonds at December 31, 1995 and 1994, respectively.

Problem Bonds

     Bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, are considered problem bonds. As of December 31, 1995 and 1994, problem bonds, including amounts attributable to policyholder contracts, were $196 million and $307 million, net of related cumulative write-downs of $140 million and $119 million, respectively. Problem bonds attributable to policyholder contracts represented 33% and 37% of total problem bonds at December 31, 1995 and 1994, respectively.

Cumulative Write-downs For Bonds

     Cumulative write-downs for bonds as of December 31, 1995 and 1994 were $144 million and $123 million, respectively, including $55 million and $50 million attributable to policyholder contracts. Also, cumulative write-downs as of December 31, 1995 and 1994 included $4 million for bonds no longer classified as problem or potential problem bonds.

     During 1995 and 1994, write-downs of $75 million and $50 million, respectively, were established for problem bonds. Such amounts included $26 million and $22 million attributable to policyholder contracts for 1995 and 1994, respectively. The adverse after-tax effect of write-downs on CIGNA's net income was $32 million, $19 million and $18 million for 1995, 1994 and 1993, respectively.

     In 1995 and 1994, certain bonds were restructured into equity securities. Accordingly, assets of $3 million and $27 million, which were net of cumulative write-downs of $3 million and $6 million, respectively, were transferred from bonds to equity securities. In addition, during 1995 and 1994, write-downs of $5 million and $12 million, respectively, were established for equity securities. Such amounts included $2 million and $1 million attributable to policyholder contracts for 1995 and 1994, respectively. As of December 31, 1995 and 1994, CIGNA had $34 million and $57 million, respectively, of cumulative write-downs for equity securities, including $5 million and $14 million attributable to policyholder contracts.


------------------------------------------------------------------------------

Effect Of Non-accruals For Bonds

     Interest income is recognized on problem bonds only when payment is received. The adverse effect of non-accruals for bonds on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:

-----------------------------------------------------------------------------------------------------------------------------------
                                                             1995                          1994                         1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                Policyholder                  Policyholder                 Policyholder
(In millions)                                      Contracts          CIGNA      Contracts         CIGNA      Contracts       CIGNA
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income under original contract terms     $ 20           $ 37           $ 23          $ 40           $ 35        $ 46
Less net investment income received                        8             16             11            15             19          27
                                                        ----           ----           ----          ----           ----        ----
Forgone investment income                                 12             21             12            25             16          19
Tax effect                                                --             (8)            --            (9)            --          (7)
-----------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                              $ 12           $ 13           $ 12          $ 16           $ 16        $ 12
--------------------------------------------------------===========================================================================

MORTGAGE LOANS

---------------------------------------------------------------------------
                                                         As of December 31,
                                                        1995           1994
---------------------------------------------------------------------------
Mortgage loans (in millions)                        $ 11,010        $ 9,970
Property type:
  Retail facilities                                      42%            39%
  Office buildings                                        35             37
  Apartment buildings                                     12             11
  Hotels                                                   6              7
  Other                                                    5              6
---------------------------------------------------------------------------
Total                                                   100%           100%
----------------------------------------------------=======================

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

     Adverse conditions in real estate markets and more stringent lending practices by financial institutions have affected scheduled maturities of mortgage loans. During 1995, approximately $796 million of mortgage loans was scheduled to mature, of which $207 million was paid in full, $146 million was extended at existing loan rates for a weighted average of 11 months and $369 million was refinanced at current market rates. Mortgage loan extensions and refinancings are loans in good standing. The remaining scheduled maturities were problem mortgage loans ($46 million -- foreclosed; $18 million -- restructured; and $10 million -- delinquent). The effect of not receiving timely cash payments on maturing mortgage loans is not expected to have a material adverse effect on CIGNA's future results of operations, liquidity or financial condition.


------------------------------------------------------------------------------
20

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





Potential Problem Mortgage Loans

     Potential problem mortgage loans include: 1) fully current loans that are judged by management to have certain characteristics that increase the likelihood of problem classification, 2) fully current loans for which the borrower has requested restructuring and 3) loans that are 30 to 59 days delinquent with respect to interest or principal payments. Potential problem mortgage loans, including amounts attributable to policyholder contracts, were $211 million as of December 31, 1995, compared with $350 million as of December 31, 1994, net of related valuation reserves of $29 million and $55 million, respectively. Potential problem mortgage loans attributable to policyholder contracts represented 59% and 57% of total potential problem mortgage loans at December 31, 1995 and 1994, respectively.

     As discussed in Note 2 to the Financial Statements, CIGNA adopted SFAS Nos. 114 and 118. Implementation of these standards as of January 1, 1995 resulted in a decline of $29 million in valuation reserves for potential problem mortgage loans, $16 million attributable to policyholder contracts and $13 million attributable to CIGNA.

Problem Mortgage Loans

     CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate or extend the maturity. As of December 31, 1995, restructured mortgage loans with a carrying value of approximately $347 million had their original maturity date extended, with an average extension of approximately four years. Restructured mortgage loans generated annualized cash returns averaging approximately 7 1/2% as of December 31, 1995. During 1995, approximately $70 million of restructured mortgage loans were reclassified to loans in good standing since they were performing under the terms of the restructured loan agreement and, at the time of restructure, such terms were generally equivalent to terms that CIGNA was willing to accept for a comparable new loan.

     As of December 31, 1995 and 1994, problem mortgage loans, including amounts attributable to policyholder contracts, were $575 million and $796 million, net of valuation reserves of $59 million and $124 million, respectively. Problem mortgage loans attributable to policyholder contracts represented 56% and 57% of total problem mortgage loans at December 31, 1995 and 1994, respectively.

     As of December 31, problem mortgage loans by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                                     $ 294          $ 393
  Hotels                                                 138            190
  Retail facilities                                       59             87
  Apartment buildings                                     35             50
  Other                                                   49             76
---------------------------------------------------------------------------
Total                                                  $ 575          $ 796
-------------------------------------------------------====================
GEOGRAPHIC REGION:
  Middle Atlantic                                      $ 210          $ 228
  Central                                                101            215
  Pacific                                                 99            117
  New England                                             69            114
  South Atlantic                                          41             70
  Other                                                   55             52
---------------------------------------------------------------------------
Total                                                  $ 575          $ 796
-------------------------------------------------------====================

Valuation Reserves For Mortgage Loans

     Valuation reserves for mortgage loans at December 31, 1995 and 1994 were $88 million and $179 million, respectively, including $61 million and $95 million attributable to policyholder contracts. Valuation reserves established for problem and potential problem mortgage loans during 1995 and 1994 were $13 million and $32 million, respectively. Such amounts included $10 million and $24 million attributable to policyholder contracts for 1995 and 1994, respectively. The adverse after-tax effect of the net increase in valuation reserves on CIGNA's results was $2 million, $5 million and $40 million for 1995, 1994 and 1993, respectively.



------------------------------------------------------------------------------

Effect Of Non-accruals For Mortgage Loans

     Interest income is recognized on problem mortgage loans only when payment is received. The adverse effect of non-accruals for mortgage loans on policyholder contracts and on CIGNA's net income for the year ended December 31 is shown in the following table:

-----------------------------------------------------------------------------------------------------------------------------------
                                                             1995                          1994                         1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                Policyholder                  Policyholder                 Policyholder
(In millions)                                      Contracts          CIGNA      Contracts         CIGNA      Contracts       CIGNA
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income under original contract terms     $ 47           $ 28           $ 76          $ 46           $ 96        $ 54
Less net investment income received                       41             27             52            29             68          30
                                                        ----           ----           ----          ----           ----        ----
Forgone investment income                                  6              1             24            17             28          24
Tax effect                                                --             --             --            (6)            --          (8)
-----------------------------------------------------------------------------------------------------------------------------------
Net effect of non-accruals                              $  6           $  1           $ 24          $ 11           $ 28        $ 16
--------------------------------------------------------===========================================================================

REAL ESTATE

     Investment real estate includes real estate held for the production of income and real estate held for sale, primarily properties acquired as a result of foreclosure of mortgage loans (foreclosure properties).

     As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves, were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Real estate held for sale
     (primarily foreclosure properties)               $1,050         $1,228
Less cumulative write-downs                              272            281
Less valuation reserves                                   58             55
                                                      ------         ------
                                                         720            892
                                                      ------         ------
Real estate held for the production
     of income                                           614            904
Less valuation reserves                                   51             49
                                                      ------         ------
                                                         563            855
---------------------------------------------------------------------------
Investment real estate                                $1,283         $1,747
------------------------------------------------------=====================

     Foreclosure properties attributable to policyholder contracts represented 58% and 59% of total foreclosure properties at December 31, 1995 and 1994, respectively.

     As of December 31, real estate held for sale, primarily foreclosure properties, by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:


---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                                     $ 609          $ 629
  Hotels                                                  34            173
  Retail facilities                                       29             52
  Other                                                   48             38
---------------------------------------------------------------------------
Total                                                  $ 720          $ 892
-------------------------------------------------------====================
GEOGRAPHIC REGION:
  Central                                              $ 260          $ 180
  Pacific                                                148            219
  Middle Atlantic                                        122            145
  South Atlantic                                          86            213
  New England                                             61             63
  Other                                                   43             72
---------------------------------------------------------------------------
Total                                                  $ 720          $ 892
-------------------------------------------------------====================




------------------------------------------------------------------------------
22

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS





Real Estate Write-downs And Valuation Reserves

       Cumulative write-downs and valuation reserves for real estate at December 31, 1995 and 1994 were $381 million and $385 million, respectively, including $199 million and $212 million attributable to policyholder contracts. Write-downs and valuation reserves established for real estate during 1995 and 1994 were $27 million and $48 million, respectively. Such amounts included $18 million and $28 million attributable to policyholder contracts for 1995 and 1994, respectively. The adverse after-tax effect of write-downs and the net increase in valuation reserves on CIGNA's net income was $6 million, $13 million and $24 million for 1995, 1994 and 1993, respectively.

SUMMARY

       The adverse effects of write-downs and changes in valuation reserves ("write-downs and reserves") as well as of non-accruals on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                             1995                          1994                         1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                Policyholder                  Policyholder                 Policyholder
(In millions)                                      Contracts          CIGNA      Contracts         CIGNA      Contracts       CIGNA
-----------------------------------------------------------------------------------------------------------------------------------
Write-downs and reserves:
  Bonds                                                 $ 26           $ 32           $ 22          $ 19          $  15        $ 18
  Mortgage loans                                          10              2             24             5             48          40
  Real estate                                             18              6             28            13             51          24
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                   $ 54           $ 40           $ 74          $ 37          $ 114        $ 82
--------------------------------------------------------===========================================================================
Non-accruals:
  Bonds                                                 $ 12           $ 13           $ 12          $ 16          $  16        $ 12
  Mortgage loans                                           6              1             24            11             28          16
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                   $ 18           $ 14           $ 36          $ 27          $  44        $ 28
--------------------------------------------------------===========================================================================

      Economic conditions, including real estate market conditions, have improved. However, additional losses from problem investments are expected to occur for specific investments in the normal course of business, particularly due to continuing weak conditions in certain office building markets. Assuming no significant deterioration in economic conditions, CIGNA does not expect additional non-accruals, write-downs and reserves to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.




CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Except for historical information provided in this Management's Discussion and Analysis, statements made throughout this document are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors (some of which are described with the forward-looking statements) including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins in CIGNA's businesses; and 5) significant changes in interest rates.


------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

------------------------------------------------------------------------------------------
(In millions, except per share amounts)
------------------------------------------------------------------------------------------
For the year ended December 31,                         1995           1994           1993
------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                   $ 13,914       $ 13,912       $ 13,712
Net investment income                                  4,296          3,946          3,902
Other revenues                                           512            492            506
Realized investment gains                                233             42            282
                                                    --------        -------       --------
    Total revenues                                    18,955         18,392         18,402
                                                    --------        -------       --------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses              13,855         12,926         13,419
Policy acquisition expenses                            1,181          1,166          1,210
Other operating expenses                               3,668          3,495          3,608
                                                    --------        -------       --------
    Total benefits, losses and expenses               18,704         17,587         18,237
                                                    --------        -------       --------
INCOME BEFORE INCOME TAXES                               251            805            165
                                                    --------        -------       --------
Income taxes (benefits):
  Current                                                258            224            413
  Deferred                                              (218)            27           (482)
                                                    --------        -------       --------
    Total taxes                                           40            251            (69)
                                                    --------        -------       --------
NET INCOME                                               211            554            234
Common dividends declared                               (222)          (219)          (219)
Retained earnings, beginning of year                   4,052          3,717          3,702
------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                      $  4,041       $  4,052       $  3,717
----------------------------------------------------======================================
EARNINGS PER SHARE                                  $   2.86       $   7.66       $   3.25
----------------------------------------------------======================================

The Notes to Financial Statements are an integral part of these statements.



------------------------------------------------------------------------------
24

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
---------------------------------------------------------------------------------------------------------------
As of December 31,                                                                        1995             1994
---------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities:
    Available-for-sale, at fair value (amortized cost, $33,275; $18,899)              $ 36,241         $ 18,521
    Held-to-maturity, at amortized cost (fair value, $12,276)                               --           12,296
  Equity securities, at fair value (cost, $565; $1,651)                                    661            1,806
  Mortgage loans                                                                        11,010            9,970
  Policy loans                                                                           7,107            5,355
  Real estate                                                                            1,283            1,747
  Other long-term investments                                                              295              371
  Short-term investments                                                                 1,113              853
                                                                                      --------         --------
    Total investments                                                                   57,710           50,919
Cash and cash equivalents                                                                1,559            1,693
Accrued investment income                                                                  908              835
Premiums, accounts and notes receivable                                                  4,268            3,986
Reinsurance recoverables                                                                 7,120            7,486
Deferred policy acquisition costs                                                        1,109            1,128
Property and equipment, net                                                                864              914
Deferred income taxes, net                                                               1,866            2,264
Other assets                                                                             1,149            1,161
Goodwill                                                                                 1,118            1,165
Separate account assets                                                                 18,232           14,551
---------------------------------------------------------------------------------------------------------------
  Total                                                                               $ 95,903         $ 86,102
--------------------------------------------------------------------------------------=========================
LIABILITIES
Contractholder deposit funds                                                          $ 30,055         $ 27,000
Unpaid claims and claim expenses                                                        19,303           19,246
Future policy benefits                                                                  12,007           10,453
Unearned premiums                                                                        2,176            2,575
                                                                                      --------         --------
  Total insurance and contractholder liabilities                                        63,541           59,274
Accounts payable, accrued expenses and other liabilities                                 5,408            4,726
Current income taxes                                                                       187              156
Short-term debt                                                                            414              271
Long-term debt                                                                           1,066            1,389
Separate account liabilities                                                            18,130           14,475
---------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                     88,746           80,291
---------------------------------------------------------------------------------------------------------------
CONTINGENCIES -- NOTE 19
SHAREHOLDERS' EQUITY
Common stock (shares issued, 87; 83)                                                        87               83
Additional paid-in capital                                                               2,536            2,248
Net unrealized appreciation (depreciation), fixed maturities                             1,025             (122)
Net unrealized appreciation, equity securities                                              73              141
Net translation of foreign currencies                                                      (27)             (27)
Retained earnings                                                                        4,041            4,052
Less treasury stock, at cost                                                              (578)            (564)
---------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                             7,157            5,811
---------------------------------------------------------------------------------------------------------------
  Total                                                                               $ 95,903         $ 86,102
--------------------------------------------------------------------------------------=========================
SHAREHOLDERS' EQUITY PER SHARE                                                        $  93.76         $  80.46
--------------------------------------------------------------------------------------=========================

The Notes to Financial Statements are an integral part of these statements.



------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                            1995              1994             1993
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                            $     211         $     554        $     234
Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Insurance liabilities                                                                   550              (853)             575
    Reinsurance recoverables                                                                362               862              380
    Premiums, accounts and notes receivable                                                (184)              (10)              94
    Accounts payable, accrued expenses, other liabilities and current income taxes          589              (119)             608
    Deferred income taxes, net                                                             (218)               27             (482)
    Realized investment gains                                                              (233)              (42)            (282)
    Gain on sale of subsidiaries and other equity interests                                  --               (28)             (29)
    Other, net                                                                               27                84               22
                                                                                      ---------         ---------        ---------
    Net cash provided by operating activities                                             1,104               475            1,120
                                                                                      ---------         ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
  Fixed maturities--available-for-sale                                                    6,492             4,868               --
  Fixed maturities--held-to-maturity                                                         --                12            1,012
  Equity securities                                                                       1,668               681            2,259
  Mortgage loans                                                                            430               601            1,182
  Other (primarily short-term investments)                                               16,969            16,076           19,317
Investment maturities and repayments:
  Fixed maturities--available-for-sale                                                    1,144             1,946               --
  Fixed maturities--held-to-maturity                                                      2,177             2,624            5,162
  Mortgage loans                                                                            389               194              210
Investments purchased:
  Fixed maturities--available-for-sale                                                   (9,906)           (7,809)              --
  Fixed maturities--held-to-maturity                                                     (1,790)           (2,477)          (8,553)
  Equity securities                                                                        (348)             (606)          (1,587)
  Mortgage loans                                                                         (1,829)             (953)          (1,005)
  Other (primarily short-term investments)                                              (18,957)          (17,109)         (21,133)
Proceeds from sale of subsidiaries and other equity interests                                --                58               36
Other, net                                                                                 (152)             (198)            (111)
                                                                                      ---------         ---------        ---------
    Net cash used in investing activities                                                (3,713)           (2,092)          (3,211)
                                                                                      ---------         ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit funds                            7,346             6,424            7,565
Withdrawals and benefit payments from contractholder deposit funds                       (4,733)           (4,217)          (5,166)
Net change in commercial paper                                                              (13)              (38)             (48)
Issuance of long-term debt                                                                   88               158              327
Repayment of debt                                                                            (9)              (46)            (148)
Issuance of common stock                                                                     21                 5                6
Common dividends paid                                                                      (222)             (219)            (219)
                                                                                      ---------         ---------        ---------
    Net cash provided by financing activities                                             2,478             2,067            2,317
                                                                                      ---------         ---------        ---------
Effect of foreign currency rate changes on cash                                              (3)               32              (26)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       (134)              482              200
Cash and cash equivalents, beginning of year                                              1,693             1,211            1,011
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                $   1,559         $   1,693        $   1,211
--------------------------------------------------------------------------------------============================================
Supplemental Disclosure of Cash Information:
  Income taxes paid, net of refunds                                                   $     233         $     531        $     121
  Interest paid                                                                       $     123         $     117        $     116
----------------------------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.



------------------------------------------------------------------------------
26

NOTES TO FINANCIAL STATEMENTS




NOTE 1 -- DESCRIPTION OF BUSINESS

     CIGNA Corporation's subsidiaries provide insurance and related financial services throughout the United States and in many locations worldwide. Principal products and services include group life and health insurance, managed care products and related services, individual life and health insurance and annuity products, retirement and investment products and services, and property and casualty insurance.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries (CIGNA). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's estimates and assumptions, such as those regarding medical costs and interest rates, that affect the recorded amounts. Significant estimates used in determining insurance and contractholder liabilities and related reinsurance recoverables, and valuation allowances for investment assets and deferred tax assets are discussed throughout the Notes to the Financial Statements.

     Certain reclassifications have been made to prior years' amounts to conform with the 1995 presentation.

     B) RECENT ACCOUNTING PRONOUNCEMENTS: In 1993, CIGNA implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 required that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held-to-maturity. During the fourth quarter of 1995, the Financial Accounting Standards Board (FASB) issued a guide to implementation of SFAS No. 115, which permits a one-time opportunity to reclassify securities subject to SFAS No. 115. Consequently, CIGNA reclassified all held-to-maturity securities to available-for-sale as of December 31, 1995. The non-cash reclassification of these securities, which had an aggregate amortized cost of $11.8 billion and fair value of $12.8 billion, resulted in an increase of approximately $300 million, net of policyholder-related amounts and deferred income taxes, in net unrealized appreciation included in Shareholders' Equity as of December 31, 1995.

     In 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on the accounting and disclosure for impaired loans. In 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - - Income Recognition and Disclosures," which eliminates the income recognition requirements of SFAS No. 114. CIGNA adopted SFAS Nos. 114 and 118 in the first quarter of 1995, which resulted in an $8 million increase in net income.

     In 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires write-down to fair value when long-lived assets to be held and used are impaired. Long-lived assets to be disposed of, including real estate held for sale, must be carried at the lower of cost or fair value less costs to sell. Depreciation of assets to be disposed of is prohibited. CIGNA will adopt this standard in the first quarter of 1996. The effect on CIGNA's results of operations, liquidity and financial condition is not expected to be material.

     In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for 1996 financial statements. This statement provides guidance on the prospective accounting and reporting for the cost of stock-based compensation. Cost related to stock options is permitted to be recorded or disclosed, and such cost must be measured at the grant date based upon estimated fair values using option pricing models. CIGNA will disclose the effect of stock-based compensation in its 1996 financial statements.

     C) FINANCIAL INSTRUMENTS: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities; debt; and off-balance-sheet financial instruments such as investment and loan commitments and financial guarantees. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss. See Note 20 for additional information on the fair value of financial instruments.

     D) INVESTMENTS: Investments in fixed maturities include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities classified as available-for-sale are carried at fair value, with unrealized appreciation or depreciation included in Share-holders' Equity, and those classified as held-to-maturity are carried at amortized cost, net of impairments. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.

     Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Mortgage loans are considered impaired when it is probable that CIGNA will be unable to collect all amounts according to the contractual terms of the loan agreement. If impaired, a valuation reserve is utilized when a decline in the fair value of the underlying collateral is below the carrying value.


------------------------------------------------------------------------------

     Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status, and thereafter interest income is recognized only when payment is received.

     Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less valuation reserves when a decline in value is other than temporary. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of the assets. Real estate investments held for sale are generally those which are acquired through the foreclosure of mortgage loans. These assets are valued at their fair value at the time of foreclosure. The fair value is established as the new cost basis and the asset acquired is reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of depreciated cost or current fair value less estimated costs to sell. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves, and reported in realized investment gains and losses. CIGNA considers several methods in determining fair value for real estate acquired through foreclosure, with greater emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals. Assets held for sale are depreciated using the straight-line method based on the estimated useful lives of the assets.

     Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost. Equity securities and short-term investments are classified as available-for-sale.

     Policy loans generally are carried at unpaid principal balances.

     Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, after deducting amounts attributable to experience-rated pension policyholders' contracts and participating life policies (policyholder share). Generally, realized investment gains and losses are based upon specific identification of the investment assets.

     Unrealized investment gains and losses, after deducting policyholder-related amounts and net of deferred income taxes, if applicable, for investments carried at fair value are included in Shareholders' Equity.

     See Note 4(F) for a discussion of CIGNA's accounting policies for derivative financial instruments.

     E) CASH AND CASH EQUIVALENTS: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

     F) REINSURANCE RECOVERABLES: Reinsurance recoverables are estimates of amounts to be received from reinsurers. Allowances are established for amounts estimated to be uncollectible.

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

     Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed. If such costs are estimated to be unrecoverable as a result of treating unrealized investment gains and losses as though they had been realized, a deferred acquisition cost valuation allowance may be established or adjusted, with a comparable offset in net unrealized appreciation (depreciation).

     H) PROPERTY AND EQUIPMENT: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $1.1 billion and $977 million at December 31, 1995 and 1994, respectively.

     I) OTHER ASSETS: Other Assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.

     J) GOODWILL: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on systematic bases over periods, not exceeding 40 years, that correspond with the benefits estimated to be derived from the acquisitions. CIGNA evaluates the carrying amount of goodwill by analyzing historical and estimated future income and undiscounted estimated cash flows of the related businesses. Goodwill is written down when impaired. Amortization periods are revised if it is estimated that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $909 million and $862 million at December 31, 1995 and 1994, respectively.


------------------------------------------------------------------------------
28

     K) SEPARATE ACCOUNTS: Separate account assets and liabilities are principally carried at market value, with less than 5% carried at amortized cost, and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in CIGNA's net income.

     L) CONTRACTHOLDER DEPOSIT FUNDS: Contractholder Deposit Funds are liabilities for investment-related and universal life products, which were $20.1 billion and $10.0 billion, respectively, as of December 31, 1995, compared with $18.9 billion and $8.1 billion, respectively, as of December 31, 1994. These liabilities consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality charges.

     M) UNPAID CLAIMS AND CLAIM EXPENSES: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on property and casualty and health insurance and on prepaid health and dental claims for reported losses and estimates of losses incurred but not reported. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.

     N) FUTURE POLICY BENEFITS: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2% to 11%, generally graded down after 10 to 30 years. Mortality, morbidity and withdrawal assumptions are based on either CIGNA's own experience or various actuarial tables.

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

     Q) TRANSLATION OF FOREIGN CURRENCIES: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. The translation gain or loss on such functional currencies, net of applicable taxes, is generally reflected in Shareholders' Equity. Revenues and expenses are translated at average rates of exchange prevailing during the year.

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

     Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund values during the period. Benefit expenses for universal life products consist of benefit claims in excess of fund values and interest credited to fund values. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values during the period. Benefit expenses for investment-related products primarily consist of interest credited to the fund values after deduction for investment and risk fees.

     S) PARTICIPATING BUSINESS: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for 6.0%, 4.6% and 3.2% of total insurance in force at December 31, 1995, 1994 and 1993, respectively.

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

     Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. See
Note 9 for additional information.


------------------------------------------------------------------------------

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

     During 1994, CIGNA sold the California personal automobile and homeowners insurance business that it had retained from the 1989 sale of its Horace Mann insurance subsidiaries. A gain on the sale of approximately $20 million after-tax was recognized in 1994.

     CIGNA had other acquisitions and dispositions during 1995, 1994 and 1993, including the substantial withdrawal from the property and casualty reinsurance business in 1994, the effects of which were not material to the financial statements.

NOTE 4 -- INVESTMENTS

     A) FIXED MATURITIES: Fixed maturities are net of cumulative write-downs of $144 million and $123 million, including policyholder share, as of December 31, 1995 and 1994.

     As of December 31, 1995, all fixed maturities are classified as available-for-sale and are carried at fair value. See Note 2(B) for additional information. The amortized cost and fair value by contractual maturity periods for available-for-sale fixed maturities (carried at fair value), including policyholder share, as of December 31, 1995 were as follows:

---------------------------------------------------------------------------
                                                  Amortized            Fair
(In millions)                                          Cost           Value
---------------------------------------------------------------------------
Due in one year or less                             $  1,767       $  1,813
Due after one year through five years                  9,152          9,670
Due after five years through ten years                 9,087          9,884
Due after ten years                                    5,456          6,620
Asset-backed securities                                7,813          8,254
---------------------------------------------------------------------------
Total                                               $ 33,275       $ 36,241
----------------------------------------------------=======================

     Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, CIGNA may extend maturities in some cases.

     Gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:

--------------------------------------------------------------------------------------------------------
                                                                     December 31, 1995
--------------------------------------------------------------------------------------------------------
                                                   Amortized                                        Fair
(In millions)                                           Cost   Appreciation   Depreciation         Value
--------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE
(CARRIED AT FAIR VALUE)
Federal government
  bonds                                             $  1,307        $   344          $  (1)      $ 1,650
State and local
  government bonds                                     1,594            226             (4)        1,816
Foreign government
  bonds                                                2,354            161             (7)        2,508
Corporate securities                                  20,207          1,905            (99)       22,013
Asset-backed
  securities                                           7,813            500            (59)        8,254
--------------------------------------------------------------------------------------------------------
Total                                               $ 33,275        $ 3,136          $(170)      $36,241
----------------------------------------------------====================================================

--------------------------------------------------------------------------------------------------------
                                                                           December 31, 1994
--------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE
(CARRIED AT FAIR VALUE)
Federal government
  bonds                                             $  1,323        $    53         $  (47)     $  1,329
State and local
  government bonds                                     1,396            171            (55)        1,512
Foreign government
  bonds                                                1,950             24            (69)        1,905
Corporate securities                                   9,455            149           (426)        9,178
Asset-backed
  securities                                           4,775            143           (321)        4,597
--------------------------------------------------------------------------------------------------------
Total                                               $ 18,899        $   540         $ (918)     $ 18,521
----------------------------------------------------====================================================
HELD-TO-MATURITY
(CARRIED AT AMORTIZED COST)
State and local
  government bonds                                  $     82        $     5         $   (3)     $     84
Foreign government
  bonds                                                   59              1             (2)           58
Corporate securities                                   9,862            349           (299)        9,912
Asset-backed
  securities                                           2,293             55           (126)        2,222
--------------------------------------------------------------------------------------------------------
Total                                               $ 12,296        $   410         $ (430)     $ 12,276
----------------------------------------------------====================================================

     Asset-backed securities include investments in CMOs as of December 31, 1995 of $3.3 billion carried at fair value (amortized cost, $3.2 billion). As of December 31, 1994, investments in CMOs consisted of $2.5 billion carried at fair value (amortized cost, $2.7 billion) and $162 million carried at amortized cost (fair value, $172 million). Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality standards through use of credit



------------------------------------------------------------------------------
30

                                                 NOTES TO FINANCIAL STATEMENTS




enhancement provided by subordinated securities or mortgage insurance from an Aaa/AAA-rated insurance company. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are also subject to interest rate risk resulting from accelerated prepayments, represented approximately 1% and 5% of total CMO investments at December 31, 1995 and 1994, respectively.

     At December 31, 1995, contractual fixed maturity investment commitments approximated $266 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that the full amount will be disbursed in 1996, with the majority occurring within the first three months.

     B) SHORT-TERM INVESTMENTS AND CASH EQUIVALENTS: Short-term investments and cash equivalents, in the aggregate, included debt securities, principally corporate securities of $1.4 billion and $1.3 billion, federal government securities of $159 million and $74 million, and foreign government securities of $19 million and $29 million, at December 31, 1995 and 1994, respectively.

     C) MORTGAGE LOANS AND REAL ESTATE: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally approximate 80% of the property's value at the time the original loan is made.

     At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Mortgage loans                                      $ 11,010       $  9,970
                                                    --------       --------
Real estate:
  Held for sale                                          720            892
  Held for production of income                          563            855
                                                    --------       --------
Total real estate                                      1,283          1,747
---------------------------------------------------------------------------
Total                                               $ 12,293       $ 11,717
----------------------------------------------------=======================

     Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $381 million and $385 million as of December 31, 1995 and 1994, respectively.

     During 1995, 1994 and 1993, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $146 million, $169 million and $460 million, respectively.

     At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
PROPERTY TYPE:
  Office buildings                                  $  4,804       $  4,638
  Retail facilities                                    4,696          4,372
  Apartment buildings                                  1,392          1,135
  Hotels                                                 731            839
  Other                                                  670            733
---------------------------------------------------------------------------
Total                                               $ 12,293       $ 11,717
----------------------------------------------------=======================
GEOGRAPHIC REGION:
  Central                                           $  3,815       $  3,534
  Pacific                                              2,772          2,902
  Middle Atlantic                                      2,063          1,835
  South Atlantic                                       1,813          1,794
  New England                                          1,252          1,108
  Other                                                  578            544
---------------------------------------------------------------------------
Total                                               $ 12,293       $ 11,717
----------------------------------------------------=======================

     At December 31, 1995, scheduled mortgage loan maturities were as follows:
1996 -- $1.2 billion; 1997 -- $1.0 billion; 1998 -- $789 million; 1999 -- $1.4 billion; 2000 -- $1.7 billion; and $4.9 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced. During 1995 and 1994, CIGNA refinanced approximately $400 million and $600 million of its mortgage loans relating to borrowers that were unable to obtain alternative financing.

     At December 31, 1995, CIGNA's total investment in impaired mortgage loans was $874 million, including $474 million, before valuation reserves totaling $88 million, and $400 million, which had no valuation reserves. During 1995, valuation reserves for mortgage loans, including policyholder share, decreased from $179 million as of December 31, 1994 to $88 million as of December 31, 1995. The net decrease for the year reflects 1) $54 million of mortgage loan reserves transferred to foreclosed real estate, 2) $50 million of charge-offs, and 3) a $13 million net increase in valuation reserves.

     During 1995, the average total investment in impaired mortgage loans, before valuation reserves, was approximately $1 billion, and interest income recorded and cash received on these loans was approximately $75 million.

     At December 31, 1995, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $615 million, all of which were at a fixed market rate of interest. These commitments expire within three months, and are diversified by property type and geographic region.



------------------------------------------------------------------------------
                                                                            31

     D) NET UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS: Unrealized appreciation (depreciation) for investments carried at fair value as of December 31 were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Unrealized appreciation:
  Fixed maturities                                   $ 3,136        $   540
  Equity securities                                      151            320
                                                     -------        -------
                                                       3,287            860
                                                     -------        -------
Unrealized depreciation:
  Fixed maturities                                      (170)          (918)
  Equity securities                                      (55)          (165)
                                                     -------        -------
                                                        (225)        (1,083)
                                                     -------        -------
                                                       3,062           (223)
Less policyholder-related amounts                      1,408           (169)
                                                     -------        -------
Shareholder net unrealized
  appreciation (depreciation)                          1,654            (54)
Less deferred income taxes (benefits)                    556            (73)
---------------------------------------------------------------------------
Net unrealized appreciation                          $ 1,098        $    19
----------------------------------------------------=======================

     Net unrealized appreciation (depreciation) for investments carried at fair value is included as a separate component of Shareholders' Equity, net of policyholder-related amounts and deferred income taxes. The net unrealized appreciation (depreciation) for these investments, primarily fixed maturities, during 1995, 1994 and 1993 was $1.1 billion, ($1.2) billion and $835 million, respectively.

     During 1995, 1994 and 1993, the net unrealized appreciation (depreciation) for fixed maturities that were carried at amortized cost in the financial statements was $20 million, ($1.5) billion and ($657) million, respectively.

     E) NON-INCOME PRODUCING INVESTMENTS: At December 31, the carrying values of investments that were non-income producing during the preceding 12 months, including policyholder share, were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Fixed maturities                                       $ 102          $  99
Mortgage loans                                            17             88
Real estate                                              288            330
Other long-term investments                                8              2
---------------------------------------------------------------------------
Total                                                  $ 415          $ 519
-------------------------------------------------------====================

     F) DERIVATIVE FINANCIAL INSTRUMENTS: CIGNA's investment strategy is to manage the characteristics of investment assets, such as liquidity, currency, yield and duration, to reflect the underlying characteristics of the related insurance and contract-holder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA uses derivative instruments through hedging applications to manage market risk.

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



------------------------------------------------------------------------------
32

                                                 NOTES TO FINANCIAL STATEMENTS




     Changes in the market value of futures contracts that qualify for hedge accounting are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or recognized in full as realized investment gains and losses in the event that the investment or futures contract is sold prior to maturity. Futures contracts totaled $22 million and $142 million as of December 31, 1995 and 1994, respectively, and were accounted for as hedges. At December 31, 1995, gains and losses on futures contracts deferred in anticipation of investment purchases were $4 million and $1 million, respectively. At December 31, 1994, gains and losses on futures contracts deferred in anticipation of investment purchases were $1 million and $3 million, respectively.

     Net interest received or paid on an interest rate swap contract is recognized currently as an adjustment to net investment income. The fair value of interest rate swap contracts is reported as an adjustment to the fair value of the related investment. Underlying notional principal amounts associated with interest rate swap contracts outstanding were $601 million and $770 million at December 31, 1995 and 1994, respectively.

     The interest payment cash flows received in U.S. dollars from currency swaps related to foreign currency denominated investment securities (primarily Canadian dollars, pounds sterling, Swiss francs and Japanese yen) are recognized as net investment income when received. The fair value of currency swaps is reported as an adjustment to the fair value of the related investment. Underlying principal amounts associated with currency swap contracts outstanding were $371 million and $414 million at December 31, 1995 and 1994, respectively.

     As of December 31, 1995 and 1994, CIGNA's variable rate investments consisted of approximately $1.4 billion and $1.2 billion of fixed maturities, respectively. As of December 31, 1995 and 1994, CIGNA's fixed rate investments consisted of $34.8 billion and $29.6 billion, respectively, of fixed maturities, and $11 billion and $10 billion, respectively, of mortgage loans.

     Net investment income on bonds and mortgage loans was increased by $10 million and $1 million, respectively, in 1995 as a result of recognizing amortization of deferred market value changes in futures contracts. Net investment income on bonds and mortgage loans was increased by $7 million and $1 million, respectively, in 1994 as a result of recognizing amortization of deferred market value changes in futures contracts. In addition, the increase in net investment income for bonds resulting from interest rate swap contracts was $9 million, $17 million and $26 million for 1995, 1994 and 1993, respectively.

     G) OTHER: As of December 31, 1995 and 1994, CIGNA had no concentration of investments in a single investee exceeding 10% of Shareholders' Equity.

NOTE 5 -- INVESTMENT INCOME AND GAINS AND LOSSES

     A) NET INVESTMENT INCOME: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Fixed maturities                                     $ 2,587        $ 2,465        $ 2,257
Equity securities                                         47             67             80
Mortgage loans                                           932            892          1,006
Policy loans                                             511            371            255
Real estate                                              317            327            287
Other long-term investments                               77             73             62
Short-term investments                                   183            128            291
                                                     -------        -------       --------
                                                       4,654          4,323          4,238
Less investment expenses                                 358            377            336
------------------------------------------------------------------------------------------
Net investment income                                $ 4,296        $ 3,946        $ 3,902
-----------------------------------------------------=====================================

     Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.8 billion for 1995, $1.5 billion for 1994 and $1.6 billion for 1993. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $885 million, $699 million and $611 million for 1995, 1994 and 1993, respectively.

     As of December 31, 1995, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $196 million and $575 million, including restructured investments of $139 million and $494 million, respectively. As of December 31, 1994, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $307 million and $796 million, including restructured investments of $205 million and $605 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $14 million, $27 million and $28 million in 1995, 1994 and 1993, respectively.

     B) REALIZED INVESTMENT GAINS AND LOSSES: Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Realized investment gains (losses):
  Fixed maturities                                     $  26         $   (6)        $   50
  Equity securities                                      187             38            257
  Mortgage loans                                          (3)            (1)           (51)
  Real estate                                             19             10            (46)
  Other                                                    4              1             72
                                                      ------         ------         ------
                                                         233             42            282
Less income taxes                                         55             14             58
------------------------------------------------------------------------------------------
Net realized investment gains                          $ 178          $  28          $ 224
-------------------------------------------------------===================================



------------------------------------------------------------------------------

     Impairments in the value of investments, net of recoveries, that are included in realized investment gains and losses were $46 million, $50 million and $100 million in 1995, 1994 and 1993, respectively.

     Realized investment gains (losses) for separate accounts, which are not reflected in CIGNA's revenues, were $412 million, ($51) million and $612 million for 1995, 1994 and 1993, respectively. Realized investment gains (losses) attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were ($7) million, $5 million and $3 million for 1995, 1994 and 1993, respectively.

     Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Proceeds from sales                                  $ 8,160        $ 5,549
Gross gains on sales                                 $   426        $   232
Gross losses on sales                                $  (205)       $  (222)
---------------------------------------------------------------------------

     Prior to the SFAS No. 115 reclassification described in Note 2(B), $218 million of fixed maturities classified as held-to-maturity, including policyholder share, were transferred to the available-for-sale category in 1995 resulting in the recognition in Shareholders' Equity of unrealized depreciation of $11 million, net of policyholder-related amounts and deferred income taxes. During 1994, CIGNA sold $14 million of held-to-maturity fixed maturities, including policyholder share, resulting in gross proceeds of $12 million and a pre-tax realized loss of $2 million. In addition, in 1994, $102 million of fixed maturities classified as held-to-maturity, including policyholder share, were transferred to the available-for-sale category at fair value, which was not significantly different from the carrying value. The sales of fixed maturities classified as held-to-maturity and the transfer of such securities to the available-for-sale category were the result of significant credit deterioration of the issuers of the affected investments.

     Prior to the adoption of SFAS No. 115, proceeds from voluntary sales of investments in fixed maturities, including policyholder share, were $1.0 billion in 1993. Such sales resulted in gross realized gains and gross realized (losses), including policyholder share, of $44 million and ($22) million in 1993. These amounts exclude the effects of sales of fixed maturities that, prior to the implementation of SFAS No. 115, were classified as short-term investments.

NOTE 6 -- DEBT

     Short and long-term debt consisted of the following at December 31:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
SHORT-TERM
     Commercial paper                               $    253       $    266
     Current maturities of long-term debt                161              5
---------------------------------------------------------------------------
Total short-term debt                               $    414       $    271
----------------------------------------------------=======================
LONG-TERM
     Unsecured Debt:
          8.2% Convertible Subordinated
            Debentures due 2010                     $     --       $    248
          8% Notes due 1996                               --            150
          8.16% Notes due 2000                            25             --
          8 3/4% Notes due 2001                          100            100
          7.17% Notes due 2002                            25             --
          7.4% Notes due 2003                            100            100
          6 3/8% Notes due 2006                          100            100
          8 1/4% Notes due 2007                          100            100
          7.65% Notes due 2023                           100            100
          8.3% Notes due 2023                            100            100
          Medium-term Notes                              242            215
     Secured Debt (principally by real estate)           174            176
---------------------------------------------------------------------------
Total long-term debt                                $  1,066       $  1,389
----------------------------------------------------=======================

     CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1995 and 1994, the weighted average interest rate on commercial paper was approximately 6%.

     Medium-term notes have original maturity dates ranging from approximately five to ten years and interest rates ranging from 5 3/4% to 9 3/4%. As of December 31, 1995 and 1994, the weighted average interest rate on medium-term notes was 8.5% and 8.6%, respectively.

     During 1995, CIGNA's 8.2% Convertible Subordinated Debentures due in 2010 were converted through non-cash transactions into approximately 3.6 million shares of CIGNA common stock.

     In 1995, CIGNA issued $25 million of unsecured 8.16% Notes due in 2000, $25 million of unsecured 7.17% Notes due in 2002 and $36 million in medium-term notes. The proceeds from these issues were used for general corporate purposes.



------------------------------------------------------------------------------
34

                                                 NOTES TO FINANCIAL STATEMENTS




     In 1994, CIGNA issued $100 million of unsecured 6 3/8% Notes due in 2006 and $12 million in medium-term notes. The proceeds from these issues were used for general corporate purposes.

     As of December 31, 1995, CIGNA had available approximately $650 million in committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years and are paid for using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.

     As of December 31, 1995, CIGNA had approximately $800 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission that may be issued as debt, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

     Maturities of long-term debt for each of the next five years are as follows: 1996 -- $161 million; 1997 -- $43 million; 1998 -- $86 million; 1999
-- $60 million; and 2000 -- $57 million.

     Interest expense was $120 million, $121 million and $124 million in 1995, 1994 and 1993, respectively.

NOTE 7 -- COMMON AND PREFERRED STOCK

------------------------------------------------------------------------------------------
(Shares in thousands)                                   1995           1994           1993
------------------------------------------------------------------------------------------
Common: Par value $1
     200,000 shares authorized
          Outstanding -- January 1                    72,225         72,015         71,720
          Issued for stock option
            and other benefit plans                      504            210            295
          Issued upon conversion of 8.2%
            Convertible Subordinated
            Debentures                                 3,603             --             --
                                                      ------         ------         ------
          Outstanding -- December 31                  76,332         72,225         72,015
          Treasury shares                             11,014         10,844         10,615
------------------------------------------------------------------------------------------
Issued -- December 31                                 87,346         83,069         82,630
------------------------------------------------------====================================

     Stock issued under stock option and other benefit plans resulted in increases in Additional Paid-in Capital of $41 million, $26 million and $16 million in 1995, 1994 and 1993, respectively. Such stock issuances also resulted in net increases in Treasury Stock of $14 million, $19 million and $8 million in 1995, 1994 and 1993, respectively. In 1995, conversion of CIGNA's 8.2% Convertible Subordinated Debentures resulted in an increase in Common Stock and Additional Paid-in Capital of $4 million and $247 million, respectively.

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

     CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1995, 1994 and 1993.

NOTE 8 -- SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which differ in certain respects from generally accepted accounting principles. As of December 31, 1995, certain of CIGNA's insurance subsidiaries discounted certain asbestos-related and environmental pollution liabilities, which resulted in an increase to statutory surplus of approximately $260 million for the property and casualty insurance companies.

     As part of its overall restructuring plan, CIGNA contributed $375 million of additional capital to certain property and casualty insurance companies. See
Note 18 for additional information on the restructuring.

     The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
LIFE INSURANCE COMPANIES:
  Net income                                         $   471        $   514        $   571
  Surplus                                            $ 2,672        $ 2,564        $ 2,630
PROPERTY AND CASUALTY INSURANCE
  Companies:
  Net income (loss)                                  $  (201)       $    51        $  (331)
  Surplus                                            $ 1,589        $ 1,565        $ 1,575
------------------------------------------------------------------------------------------

     As a result of property and casualty losses, CIGNA contributed $250 million and $150 million of capital in 1994 and 1993, respectively, to enhance the capital base of the domestic property and casualty operations. Also during 1993, manage-



------------------------------------------------------------------------------
                                                                            35
ment expanded the use of discounting for certain statutory loss reserves and modified the assumptions used to discount other reserves, in accordance with state insurance regulations, which increased statutory surplus by approximately $290 million.

     CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the amount of annual dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1996 without prior approval is approximately $770 million. The amount of restricted net assets as of December 31, 1995 was approximately $6.4 billion.

NOTE 9 -- INCOME TAXES

     CIGNA's net deferred tax asset of $1.9 billion and $2.3 billion as of December 31, 1995 and 1994, respectively, reflects management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax asset based on CIGNA's earnings history and its future expectations. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.

     CIGNA's deferred tax asset is net of valuation allowances of $48 million and $47 million as of December 31, 1995 and 1994, respectively. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset for certain foreign operations will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. During 1995, 1994 and 1993, the valuation allowance was increased (decreased) by $1 million, ($6) million and ($29) million, respectively, to reflect management's assessment of changes related to certain foreign operations.

     As of December 31, 1995 and 1994, the net deferred tax asset included a benefit of $287 million and $125 million, respectively, resulting from tax basis net operating loss carryforwards of $819 million and $357 million, respectively. Subject to statutory limitations, these carryforwards are available to offset taxable income through the year 2010.

     In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1995 would result in a tax liability of $158 million only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.

     CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits of the years 1982 through 1990. During 1995, one of two outstanding issues for those years was resolved with no effect on CIGNA's results of operations. The remaining issue, which relates only to years prior to 1989, could result in an assessment of approximately $200 million. CIGNA is contesting this issue in court. Although the outcome is uncertain, management believes that CIGNA should prevail.

     In management's opinion, adequate tax liabilities have been established for all years.

     The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Loss reserve discounting                           $   741       $    700
  Other insurance and contractholder liabilities         718            752
  Employee and retiree benefit plans                     433            446
  Investments, net                                       211            279
  Operating loss carryforwards                           287            125
  Bad debt expense                                       123             77
  Unrealized depreciation on investments                  --             73
  Other                                                  195            144
                                                     -------        -------
  Deferred tax assets before valuation allowance       2,708          2,596
  Valuation allowance for deferred tax assets            (48)           (47)
                                                     -------        -------
  Deferred tax assets, net of valuation allowance      2,660          2,549
                                                     -------        -------
DEFERRED TAX LIABILITIES:
  Policy acquisition expenses                             52             60
  Depreciation                                           129            140
  Unrealized appreciation on investments                 556             --
  Other                                                   57             85
                                                     -------        -------
  Total deferred tax liabilities                         794            285
---------------------------------------------------------------------------
Deferred income taxes, net                           $ 1,866        $ 2,264
-----------------------------------------------------======================


------------------------------------------------------------------------------
36

                                                 NOTES TO FINANCIAL STATEMENTS




     The components of income taxes (benefits) for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
CURRENT TAXES:
  U.S. income                                        $   185        $   182         $  373
  Foreign income                                          73             42             40
                                                     -------        -------         ------
                                                         258            224            413
                                                     -------        -------         ------
DEFERRED TAXES (BENEFITS):
  U.S. income                                           (212)            22           (499)
  Foreign income                                          (6)             5             17
                                                     -------        -------         ------
                                                        (218)            27           (482)
------------------------------------------------------------------------------------------
Total income taxes (benefits)                        $    40        $   251         $  (69)
-----------------------------------------------------=====================================

     Total income taxes (benefits) for the year ended December 31 were less than the amount computed using the nominal federal income tax rate of 35% for the following reasons:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Tax expense at nominal rate                           $   88         $  282        $    58
Tax-exempt interest income                               (34)           (37)           (45)
Realized investment gains                                (24)            (5)           (63)
Dividends received deduction                              (8)           (10)           (14)
Amortization of goodwill                                  16             30             43
Interest on provisions                                    10             10              9
Resolved federal tax audit issues                         (7)            (7)            (3)
Other foreign                                             (1)            (4)            24
Valuation allowance                                        1             (6)           (29)
Federal tax rate change                                   --             --            (48)
Other                                                     (1)            (2)            (1)
------------------------------------------------------------------------------------------
Total income taxes (benefits)                         $   40        $   251        $   (69)
------------------------------------------------------====================================

     Temporary and other differences which resulted in the deferred taxes (benefits) for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Operating loss carryforwards                          $ (162)       $   (28)       $   (10)
Loss reserve discounting                                 (41)            16            (71)
Other insurance and
  contractholder liabilities                              34             86           (284)
Realized investment gains                                (24)            (5)           (63)
Policy acquisition expenses                               (8)           (11)           (65)
Bad debt expense                                         (46)           (15)           (17)
Investments, net                                          68           (121)             4
Other foreign                                            (24)            61             80
Cost reduction initiatives                                (5)            25            (41)
Valuation allowance                                        1             (6)           (29)
Other                                                    (11)            25             14
------------------------------------------------------------------------------------------
Deferred taxes (benefits)                             $ (218)        $   27         $ (482)
------------------------------------------------------====================================

NOTE 10 -- PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS PLANS

     A) PENSION PLANS: CIGNA and certain of its subsidiaries provide retirement benefits to eligible employees and agents. These benefits are provided through a plan covering most domestic employees (the Plan) and by several separate pension plans for various subsidiaries, agents and foreign employees.

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

     The following table summarizes the status as of December 31 of pension plans for which assets exceeded accumulated benefit obligations:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                          $ 1,877        $ 1,513
                                                     -------        -------
  Accumulated benefit obligation                     $ 1,913        $ 1,546
                                                     -------        -------
Pension liability included in Other Liabilities:
  Projected benefit obligation                       $ 2,318        $ 1,896
  Less plan assets at fair value                       2,071          1,775
                                                     -------        -------
  Plan assets less than projected
    benefit obligation                                   247            121
  Unrecognized net loss from past
    experience                                          (225)          (117)
  Unrecognized prior service cost                        (28)           (66)
  Unamortized SFAS 87 transition asset                    58             69
---------------------------------------------------------------------------
Pension liability                                    $    52        $     7
-----------------------------------------------------======================

     At December 31, 1995 and 1994, plans under which accumulated benefits exceeded assets had projected benefit obligations of $246 million and $179 million, respectively, and related assets at fair value of $37 million and $27 million for 1995 and 1994, respectively. The accumulated benefit obligation as of December 31, 1995 and 1994 related to these plans was $187 million and $135 million, respectively. The pension liability included in Other Liabilities related to these plans was $157 million and $108 million, respectively.



------------------------------------------------------------------------------

     Components of net pension cost for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                                     $   83          $ 104         $   94
Interest accrued on projected
  benefit obligation                                     163            151            138
Actual return on assets                                 (392)           (26)          (194)
Net amortization and deferral                            231           (121)            55
------------------------------------------------------------------------------------------
Net pension cost                                      $   85          $ 108         $   93
------------------------------------------------------====================================

     Determination of the projected benefit obligation was based on an estimated discount rate of 7.1% and 8.1% for 1995 and 1994, respectively, and an estimated long-term rate of compensation increase of 4.7% for both 1995 and 1994. The estimated long-term rate of return on assets was 9% for both 1995 and 1994. Substantially all Plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 297,500 shares of CIGNA common stock at both December 31, 1995 and 1994, with a market value of $31 million and $19 million at December 31, 1995 and 1994, respectively.

     B) OTHER POSTRETIREMENT BENEFITS PLANS: In addition to providing pension benefits, CIGNA and certain of its subsidiaries provide certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans. A substantial portion of CIGNA's employees may become eligible for these benefits upon retirement. CIGNA's contributions for health care benefits depend upon a retiree's date of retirement, age, years of service and cost-sharing features, such as deductibles and coinsurance. Under the terms of the benefit plans, benefit provisions and cost-sharing features can be adjusted. In general, retiree health care benefits are not funded and are paid as covered expenses are incurred. Retiree life insurance benefits are paid from plan assets or as covered expenses are incurred.

     An employer's postretirement benefit liability is primarily measured by determining the present value of the projected future costs of health benefits based on an estimate of health care cost trend rates.

     The following table summarizes the underfunded plans' benefit obligations reconciled with the other postretirement benefit liability included in Other Liabilities as of December 31:

---------------------------------------------------------------------------
(In millions)                                           1995           1994
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                             $ 446          $ 456
  Other fully eligible plan participants                  27             34
  Other active plan participants                         170            178
                                                       -----          -----
Total accumulated benefit obligations                    643            668
Less plan assets at fair value                            54             46
                                                       -----          -----
Plan assets less than accumulated
  benefit obligations                                    589            622
Unrecognized prior service cost                          156            167
Unrecognized net gain from past
  experience                                             158            105
---------------------------------------------------------------------------
Other postretirement benefit liability                 $ 903          $ 894
-------------------------------------------------------====================

     At December 31, 1995 and 1994, plan assets of $54 million and $46 million, respectively, represented partial funding for retiree life insurance plans with accumulated benefit obligations of $131 million and $112 million, respectively, and such plan assets were invested in the general account assets of CGLIC, with an estimated long-term rate of return of 7% for both 1995 and 1994.

     Components of net other postretirement benefit cost for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                                      $  14          $  23           $ 27
Interest accrued on benefit
  obligation                                              44             49             47
Actual return on assets                                   (9)             2             (5)
Net amortization and deferral                            (13)           (16)            (9)
------------------------------------------------------------------------------------------
Net other postretirement benefit cost                  $  36          $  58           $ 60
-------------------------------------------------------===================================

     Determination of the accumulated other postretirement benefit obligations for 1995 and 1994 was based on an estimated discount rate of 7.2% and 8.2%, respectively, and an estimated long-term rate of compensation increase of 4.5% for both 1995 and 1994. The estimated rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 11.5% decreasing ratably to 5.0% over seven years, which reflects CIGNA's current claim experience and management's estimate that future rates of growth will decline. Increasing the health care cost trend rate by one percentage point for each future year would increase accumulated other postretirement benefit obligations by $80 million and the annual service and interest cost by $10 million, before taxes. Gains and losses that occur because actual experience differs from that estimated are amortized over the average future service period of employees.



------------------------------------------------------------------------------
38

                                                 NOTES TO FINANCIAL STATEMENTS




     C) OTHER POSTEMPLOYMENT BENEFITS: CIGNA and certain of its subsidiaries provide certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans.

     Although severance benefits accumulate with additional service, CIGNA recognizes severance expense when severance is probable and the costs can be reasonably estimated. Postemployment benefits other than severance generally do not vest or accumulate; therefore, the estimated cost of benefits are accrued when determined to be probable and estimable, generally upon disability or termination. See Note 18 for additional information regarding severance benefits accrued as part of cost reduction plans.

     D) CAPITAL ACCUMULATION PLANS: CIGNA sponsors various capital accumulation plans in which employee contributions on a pre-tax basis (401(k)) are supplemented by CIGNA matching contributions. Contributions are invested, at the election of the employee, in one or more of the following investments:
CIGNA common stock fund, several non-CIGNA stock and bond portfolios, and a fixed-income fund. CIGNA's expense for such plans totaled $37 million for 1995, compared with $34 million for 1994 and $33 million for 1993.

NOTE 11 -- EMPLOYEE INCENTIVE PLANS

     The People Resources Committee of the Board of Directors can award to key employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans. As of December 31, 1995, 1994 and 1993, stock available for award aggregated 6,007,504 shares, 1,746,135 shares and 3,020,098 shares, respectively. The increase in 1995 was due to the adoption of a new plan.

     Grants of restricted shares of CIGNA common stock during 1995, 1994 and 1993 totaled 321,494 shares, 331,757 shares and 164,994 shares, respectively. Restricted stock grants of 747,397 shares for 1,418 employees were outstanding at December 31, 1995.

     Options to purchase CIGNA common stock are awarded at market price on the date of grant and expire no later than 10 years after that date. Certain outstanding options have a replacement option feature providing that when the underlying option is exercised by tendering stock a new option is granted covering shares equal to the number tendered. These options are exercisable at the market price on the date of the new grant and expire on the expiration date of the original option. SARs permit the holders to receive in cash or stock the excess of the current market price of the underlying stock over the option price. Either the stock option or the SAR, but not both, may be exercised. Options and SARs may be subject to vesting periods. For options with SARs, changes in the market price of the stock, to the extent it exceeds the option price, are reflected as an expense.

     The following table summarizes the changes in common stock options outstanding for the year ended December 31:

------------------------------------------------------------------------------------------
                                                        1995           1994           1993
------------------------------------------------------------------------------------------
Outstanding -- January 1                           1,611,949        745,614        776,617
  Granted                                            536,823      1,095,200        183,550
  Expired or canceled                                (30,350)      (111,922)       (25,895)
  Exercised                                         (509,533)      (116,943)      (188,658)
------------------------------------------------------------------------------------------
Outstanding -- December 31                         1,608,889      1,611,949        745,614
---------------------------------------------------=======================================
Average exercise price of
  options exercised                                  $ 61.87        $ 52.46        $ 49.45
---------------------------------------------------=======================================

     As of December 31, 1995, 683,376 options outstanding were exercisable.

     As of December 31, 1995, the exercise price for options outstanding (covering 1,608,889 shares of common stock held by 311 individuals) ranged from $48.00 to $112.44.

NOTE 12 -- EARNINGS PER SHARE

     Earnings per share were based on net income divided by weighted average common shares, including common share equivalents, of 73.7 million, 72.3 million and 72.0 million for 1995, 1994 and 1993, respectively.

     There was no significant difference between earnings per share on a primary and a fully diluted basis.

     As discussed in Note 6, CIGNA's 8.2% Convertible Subordinated Debentures were converted into approximately 3.6 million shares of CIGNA common stock during 1995. If these conversions had taken place on January 1, 1995 and the related interest expense ($10 million after-tax) were excluded from net income for the year, earnings per share for 1995 would have been $2.89.

NOTE 13 -- SEGMENT INFORMATION

     CIGNA operates principally in four segments: Property and Casualty, Employee Life and Health Benefits, Employee Retirement and Savings Benefits, and Individual Financial Services. Other Operations primarily includes unallocated investment income, expenses (principally debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance subsidiaries engaged primarily in investment and real estate activities.



------------------------------------------------------------------------------

     CIGNA's Property and Casualty operations routinely insure various forms of property, including large property risks. A major catastrophe could have a material adverse effect on CIGNA's results of operations. However, because CIGNA, through its risk assessment and accumulation processes, monitors writings to avoid significant concentrations, it is not likely that such adverse effect would be material to the Company's liquidity or financial condition.

     CIGNA's operations are not materially dependent on one or a few customers, brokers or agents.

     Summarized financial information with respect to the business segments for the year ended and as of December 31 was as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
REVENUES
Property and Casualty:
  Domestic                                           $ 2,571        $ 3,004        $ 3,396
  International                                        2,968          2,610          2,365
  Other, primarily reinsurance                           196            416            567
                                                     -------        -------        -------
Total Property and Casualty                            5,735          6,030          6,328
Employee Life and Health Benefits                      9,167          8,650          8,392
Employee Retirement and Savings
  Benefits                                             1,983          1,935          2,111
Individual Financial Services                          1,920          1,637          1,447
Other Operations                                         150            140            124
------------------------------------------------------------------------------------------
Total                                                $18,955        $18,392        $18,402
----------------------------------------------------======================================
INCOME (LOSS) BEFORE
  INCOME TAXES
Property and Casualty:
  Domestic                                           $(1,093)       $  (389)       $  (876)
  International                                          153             76              5
  Other, primarily reinsurance                          (120)          (104)           (91)
                                                     -------        -------        -------
Total Property and Casualty                           (1,060)          (417)          (962)
Employee Life and Health Benefits                        860            829            851
Employee Retirement and Savings
  Benefits                                               284            287            223
Individual Financial Services                            231            210            164
Other Operations                                         (64)          (104)          (111)
------------------------------------------------------------------------------------------
Total                                                $   251        $   805        $   165
----------------------------------------------------======================================

IDENTIFIABLE ASSETS
Property and Casualty:
  Domestic                                           $16,352        $16,445        $17,177
  International                                        7,468          6,541          6,192
  Other, primarily reinsurance                         2,498          2,649          3,100
                                                     -------        -------        -------
Total Property and Casualty                           26,318         25,635         26,469
Employee Life and Health Benefits                     12,206         11,331         11,398
Employee Retirement and Savings
  Benefits                                            37,736         33,939         34,384
Individual Financial Services                         15,913         12,195          9,368
Other Operations                                       3,730          3,002          3,356
------------------------------------------------------------------------------------------
Total                                                $95,903        $86,102        $84,975
----------------------------------------------------======================================


NOTE 14 -- FOREIGN OPERATIONS

     CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Europe, the Pacific region, Canada and Latin America.

     There was no change in Net Translation of Foreign Currencies for the year ended December 31, 1995. For the year ended December 31, 1994 and 1993, the change in Net Translation of Foreign Currencies reflects increases (decreases) of $47 million (including a tax benefit of $16 million) and ($28) million (net of tax benefit of $7 million), respectively.

     Summary financial data of CIGNA's foreign operations for the year ended and as of December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Revenues                                             $ 3,240        $ 2,991        $ 2,821
Income before income taxes                           $    82        $    32        $    40
Identifiable assets                                  $ 9,589        $ 8,742        $ 8,411
------------------------------------------------------------------------------------------

     CIGNA's income before income taxes included aggregate foreign exchange transaction losses of $1 million, $5 million and $6 million in 1995, 1994 and 1993, respectively.

NOTE 15 -- LEASES AND RENTALS

     Rental expenses for operating leases, principally with respect to buildings, amounted to $248 million, $255 million and $284 million in 1995, 1994 and 1993, respectively.

     As of December 31, 1995, future net minimum rental payments under non-cancelable operating leases were approximately $780 million, payable as follows: 1996 -- $160 million; 1997 -- $125 million; 1998 -- $105 million; 1999
-- $88 million; 2000 -- $63 million; and $239 million thereafter.



------------------------------------------------------------------------------
40

                                                 NOTES TO FINANCIAL STATEMENTS




NOTE 16 -- REINSURANCE

     In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 1995 and 1994, approximately 8% and 9%, respectively, of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.

     Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies and disputes, could result in losses. Allowances for uncollectible amounts were $700 million and $435 million as of December 31, 1995 and 1994, respectively. During 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax ($138 million after-tax) for asbestos-related and environmental pollution losses, for CIGNA's assumed reinsurance business that it previously exited and domestic commercial business. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

     The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
SHORT-DURATION CONTRACTS
PREMIUMS AND FEES:
  Direct                                            $ 12,144       $ 12,281       $ 11,493
  Assumed                                              1,881          2,039          2,564
  Ceded                                               (2,115)        (2,236)        (2,098)
------------------------------------------------------------------------------------------
Net earned premiums and fees                        $ 11,910       $ 12,084       $ 11,959
----------------------------------------------------======================================
LONG-DURATION CONTRACTS
PREMIUMS AND FEES:
  Direct                                            $  1,979       $  1,983       $  1,635
  Assumed                                                162            154            216
  Ceded                                                 (137)          (309)           (98)
------------------------------------------------------------------------------------------
Net earned premiums and fees                        $  2,004       $  1,828       $  1,753
----------------------------------------------------======================================

     The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the above table. Benefits, losses and settlement expenses for 1995, 1994 and 1993 were net of reinsurance recoveries of $1.5 billion, $1.2 billion and $2.1 billion, respectively.

NOTE 17 -- PROPERTY AND CASUALTY UNPAID CLAIMS AND CLAIM EXPENSE RESERVES AND REINSURANCE RECOVERABLES

     As described in Note 2(M), CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.

     Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:

------------------------------------------------------------------------------------------
(In millions)                                           1995           1994           1993
------------------------------------------------------------------------------------------
Gross reserve -- January 1                          $ 16,825       $ 17,764       $ 17,926
Less reinsurance recoverable                           6,190          7,104          7,364
                                                    --------       --------       --------
Net reserve -- January 1                              10,635         10,660         10,562
                                                    --------       --------       --------
Plus incurred claims and claim
    adjustment expenses:
  Provision for insured events of
    the current year                                   2,386          3,093          3,526
  Increase in provision for
    insured events of prior years                      1,498            538            789
                                                    --------       --------       --------
  Total incurred claims and
    claim adjustment expenses                          3,884          3,631          4,315
                                                    --------       --------       --------
Less payments for claims and
    claim adjustment expenses
    attributable to:
  Insured events of the current
    year                                                 971          1,020          1,160
  Insured events of prior years                        2,389          2,636          3,057
                                                    --------       --------       --------
  Total payments for claims and
    claim adjustment expenses                          3,360          3,656          4,217
                                                    --------       --------       --------
Net reserve -- December 31                            11,159         10,635         10,660
Plus reinsurance recoverable                           5,864          6,190          7,104
------------------------------------------------------------------------------------------
Gross reserve -- December 31                        $ 17,023       $ 16,825       $ 17,764
----------------------------------------------------======================================

     The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.

     CIGNA changed its methodology for estimating asbestos-related and environmental pollution reserves in the third quarter of 1995, as discussed below. CIGNA's reserves for asbestos-related and environmental pollution claims are a reasonable estimate of its ultimate liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.



------------------------------------------------------------------------------

     Reserving for all property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. As additional experience and other data become available and are reviewed or, in the case of asbestos-related and environmental pollution reserves, as new or improved methodologies are developed or as current law changes, CIGNA's estimates and judgments may be revised. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.

     In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.

     CIGNA historically was not able to estimate its ultimate liabilities for asbestos-related and environmental pollution claims because of the significant uncertainties associated with them that are not generally present for other types of claims. Traditional actuarial techniques were not adequate for estimating these liabilities because of the lack of developed case law and adequate claim history.

     However, as industry experience in dealing with these exposures has accumulated, various industry-related parties have evaluated newly emerging methods for estimating asbestos-related and environmental pollution liabilities, and these methods have attained growing credibility. In addition, outside actuarial firms and others have developed data bases to supplement the information that can be derived from a company's claim files.

     CIGNA evaluated these methods and expanded its data bases of asbestos-related and environmental pollution claims. Using these recent developments, CIGNA completed a comprehensive review of its asbestos-related and environmental pollution exposures during the third quarter of 1995 and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance).

     Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) for asbestos-related and environmental pollution losses and charges for unrecoverable reinsurance in the aggregate were $1.4 billion, $304 million and $593 million for the years ended December 31, 1995, 1994 and 1993, respectively. Prior year development for 1995 reflects the asbestos-related and environmental pollution charge previously noted, as well as $135 million for unrecoverable reinsurance related to CIGNA's assumed reinsurance business that it previously exited and domestic commercial business.

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

     CIGNA's reserves for asbestos-related and environmental pollution exposure were $749 million ($457 million, net of reinsurance) and $1.7 billion ($1.3 billion, net of reinsurance), respectively, as of December 31, 1995, compared with $594 million ($281 million, net of reinsurance) and $707 million ($542 million, net of reinsurance) as of December 31, 1994.

     Prior year development other than for asbestos-related and environmental pollution claims and charges for unrecoverable reinsurance, was $109 million, $234 million and $196 million for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 18 -- RESTRUCTURING AND COST REDUCTION INITIATIVES

     During the third quarter of 1995, CIGNA announced its plan to restructure its domestic property and casualty businesses into two separate operations. The plan was approved by regulators in February 1996, and is effective as of December 31, 1995. One operation will manage ongoing business (ongoing operations) and the other will manage run-off policies and related claims, including those for asbestos-related and environmental pollution exposures (run-off operations).

     As part of its overall restructuring plan, CIGNA contributed $375 million of additional capital to the run-off operations. This contribution, which is reflected in the run-off operations' statutory surplus as of December 31, 1995, was funded in 1996 through internal sources. Also, the ongoing operations will contribute an additional $50 million to the run-off operations by December 31, 2001. In addition, the ongoing operations assumed $125 million of liabilities, primarily related to employee benefits of the run-off operations, and will reinsure up to $800 million of claims of the run-off operations in the unlikely event that the statutory capital and surplus of the run-off operations falls below $25 million.



------------------------------------------------------------------------------
42

                                                 NOTES TO FINANCIAL STATEMENTS




     As a result of this restructuring, the domestic run-off operations had statutory capital and surplus of approximately $245 million, pro forma investment assets of approximately $4.3 billion and insurance liabilities of approximately $4.2 billion, as of December 31, 1995.

     During 1995, CIGNA implemented cost reduction plans, which resulted in an $85 million pre-tax charge, included in Other Operating Expenses, for the Domestic Property and Casualty operations. The components of the charge were as follows: severance, $37 million, representing costs associated with nonvoluntary terminations of approximately 1,600 domestic employees in various functions and locations; real estate, $25 million, primarily related to vacated lease space; and other costs, $23 million, including $10 million of costs associated with exiting certain business and $6 million for fixed asset write-offs. The cash outlays associated with these initiatives began in the third quarter of 1995 and will continue through 1998, with most of the cash outlays expected to occur in 1996 and 1997. During 1995, $13 million of severance was paid to 700 terminated employees. CIGNA has funded, and will continue to fund, these costs through liquid assets, and such funding will not have a material adverse effect on its liquidity.

     During 1995, CIGNA recorded a $30 million pre-tax charge, included in Other Operating Expenses, for cost reduction initiatives in the Employee Life and Health Benefits segment. The charge consisted primarily of severance-related expenses representing costs associated with nonvoluntary employee terminations covering approximately 2,400 employees (approximately 45% in the indemnity operations and 55% in the HMO operations). The cash outlays associated with the restructuring initiatives began in the third quarter of 1995 and will continue through 1997, with most of the cash outlays expected to occur in 1996. During 1995, $5 million of severance was paid to 900 terminated employees. CIGNA has funded, and will continue to fund, these costs through liquid assets, and such funding will not have a material adverse effect on its liquidity.

     During 1993, CIGNA implemented cost reduction initiatives in the Property and Casualty segment (both the Domestic and International operations) and the Employee Life and Health Benefits segment. These actions were taken to reduce operating expenses. Results for 1993 reflected a pre-tax charge of $165 million for the estimated costs of these cost reduction actions, of which $80 million and $70 million related to Domestic and International Property and Casualty operations, respectively. The remaining $15 million related to the Employee Life and Health Benefits segment. The Property and Casualty cost reduction charges consisted of the following: severance, $75 million, representing costs associated with nonvoluntary employee terminations; real estate, $35 million, primarily related to office lease terminations; legal and consulting fees, $18 million, associated with completing cost reduction initiatives; and other costs, $22 million, primarily for employee relocation and outplacement services. The cash outlays associated with the cost reduction initiatives began in the fourth quarter of 1993 and were substantially completed in 1995. CIGNA funded these costs through liquid assets, and such funding has not had a material adverse effect on its liquidity.

NOTE 19 -- CONTINGENCIES

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

     The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 20 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1995 and 1994 was $266 million and $296 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income



------------------------------------------------------------------------------
as earned. During 1994, losses for industrial revenue bonds were $1 million. There were no such losses in 1995 and 1993.

     In addition, CIGNA is liable for guarantee business of $1.3 billion and $1.7 billion at December 31, 1995 and 1994, respectively, fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds, which have maturities of up to 38 years. The nature of this guarantee business is similar to the reinsurance transactions described in Note 16. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments.

     Generally, premiums for insurance provided by guarantees are recognized as income ratably over the policy period. Amounts included in Unearned Premiums under these programs were approximately $1 million as of December 31, 1995 and 1994. Loss reserves for financial guarantees are established when a default has occurred or when CIGNA believes that a loss has been incurred. Loss reserves included in Unpaid Claims and Claim Expenses were $9 million and $3 million as of December 31, 1995 and 1994, respectively.

     CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1995 and 1994, the amount of minimum benefit guarantees for separate account contracts was $5.1 billion and $4.8 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. As of December 31, 1994, reserves of $6 million were recorded. No such reserves were required as of December 31, 1995. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.

     Although the ultimate outcome of any loss contingencies arising from CIGNA's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

REGULATORY AND INDUSTRY DEVELOPMENTS

     CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to: revise the system of funding cleanup of environmental damages; reform the federal tax system; reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA; restrict insurance pricing and the application of underwriting standards; reform health care; and expand regulation. Some of the more significant issues are discussed below.

     Legislation is expected to be considered by Congress that is likely to limit, and eventually substantially eliminate, the tax deductibility of policy loan interest for corporate-owned life insurance. The outcome of such legislation is uncertain and, although it could have a material adverse effect on results of operations for the Individual Financial Services segment, it is not expected to be material to CIGNA's consolidated results of operations, liquidity or financial condition.

     Proposed legislation for Superfund reform remains under consideration by Congress. Any changes in Superfund relating to 1) allocating responsibility, 2) funding cleanup costs or 3) establishing cleanup standards could affect the liabilities of potentially responsible parties and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

     CIGNA expects proposals for federal and state legislation seeking some health care insurance reforms and limitations on formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on CIGNA's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

     The National Association of Insurance Commissioners is currently addressing risk-based capital guidelines for health maintenance organizations
(HMOs). CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.



------------------------------------------------------------------------------
44

                                                 NOTES TO FINANCIAL STATEMENTS




     In recent years, the number of insurance companies that are impaired or insolvent has increased. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. CIGNA's insurance subsidiaries recorded pre-tax charges of $29 million, $27 million and $28 million for 1995, 1994 and 1993, respectively, for guaranty fund assessments that can be reasonably estimated before giving effect to future premium tax recoveries. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

     The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

LITIGATION

     CIGNA is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it by its policyholders or other insurers. One such area of litigation involves policy coverage and judicial interpretation of legal liability for asbestos-related and environmental pollution claims.

     While the outcome of all litigation involving CIGNA, including insurance-related litigation, cannot be determined, litigation (including that related to asbestos and environmental pollution claims) is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition. Also, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to results of operations, liquidity or financial condition.

NOTE 20 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, unless otherwise indicated in the following table. The fair values used for financial instruments are estimates that, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.

     The following table presents carrying amounts and estimated fair values as of December 31 for CIGNA's financial instruments that are not carried in the financial statements at amounts approximating fair value.

--------------------------------------------------------------------------------------------------------
                                                               1995                         1994
--------------------------------------------------------------------------------------------------------
                                                    Carrying           Fair       Carrying          Fair
(In millions)                                         Amount          Value         Amount         Value
--------------------------------------------------------------------------------------------------------
ASSETS:
Fixed maturities--
  held-to-maturity                                  $     --       $     --       $ 12,296      $ 12,276
Mortgage loans                                      $ 11,010       $ 11,160       $  9,970      $  9,638
LIABILITIES:
Contractholder
  deposit funds--
  non-insurance
  products                                          $ 20,092       $ 20,184       $ 18,866      $ 18,817
Long-term debt                                      $  1,066       $  1,130       $  1,389      $  1,347
--------------------------------------------------------------------------------------------------------

     For additional information on fair values of fixed maturities, see Note 4(A). Fair values of off-balance-sheet financial instruments as of December 31, 1995 and 1994 were not material.



------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CIGNA CORPORATION                                              FEBRUARY 13, 1996

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania



------------------------------------------------------------------------------
46

QUARTERLY FINANCIAL DATA (unaudited)




     The following unaudited quarterly financial data are presented on a consolidated basis for each of the two years ended December 31, 1995 and 1994.

     Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

--------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                 Three Months Ended
--------------------------------------------------------------------------------------------------------
                                                    March 31        June 30       Sept. 30       Dec. 31
--------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
1995*
Total revenues                                      $  4,754       $  4,753       $  4,642      $  4,806
Income (loss) before income taxes                        402            304           (883)          428
Net income (loss)                                        290            205           (566)          282
Net income (loss) per share--primary**                  4.00           2.82          (7.76)         3.69
1994
Total revenues                                      $  4,531       $  4,538       $  4,600      $  4,723
Income before income taxes                               170            204            178           253
Net income                                               114            135            123           182
Net income per share--primary**                         1.58           1.86           1.70          2.52
STOCK AND DIVIDEND DATA
1995
Price range of common stock--high                   $ 76 3/8       $     79       $    106      $    115
                           --low                    $ 62 1/4       $ 68 1/4       $ 77 1/2      $ 95 1/4
Dividends declared per common share                 $    .76       $    .76       $    .76      $    .76
1994
Price range of common stock--high                   $ 70 1/2       $     74       $     74      $ 69 3/8
                           --low                    $     58       $     57       $ 59 3/8      $     59
Dividends declared per common share                 $    .76       $    .76       $    .76      $    .76
--------------------------------------------------------------------------------------------------------

 *The third quarter of 1995 includes after-tax charges totaling $849 million, reflecting $686 million for asbestos-related and environmental pollution claims, $88 million for unrecoverable reinsurance and $75 million for cost reduction initiatives.

**Earnings per share for the three months ended March 31, 1995 on a fully diluted basis were $3.85. For all other periods presented, earnings per share on a fully diluted basis were not significantly different from amounts presented.


------------------------------------------------------------------------------
                                                                            47


STOCK LISTING

     CIGNA's common shares are listed on the New York, Pacific and Philadelphia stock exchanges. The ticker symbol is CI.