Form 10-K405, Exhibit 13
period 1996-12-31
CIGNA CORP
filed 1997-03-27
CIK 701221

                                                                Exhibit 13

          Portions of Registrant's 1996 Annual Report to Shareholders

HIGHLIGHTS                                                            EXHIBIT 13


-----------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)    1996          1995          1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
REVENUES:
Premiums and fees                                $ 13,916      $ 13,914      $ 13,912      $ 13,712      $ 13,924
Net investment income and other revenues            4,943         4,808         4,438         4,408         4,493
Realized investment gains                              91           233            42           282           165
-----------------------------------------------------------------------------------------------------------------
     Total                                       $ 18,950      $ 18,955      $ 18,392      $ 18,402      $ 18,582
--------------------------------------------------===============================================================
NET INCOME (LOSS):
Employee Life and Health Benefits                $    500      $    597      $    548      $    589      $    337
Employee Retirement and Savings Benefits              222           194           190           159           191
Individual Financial Services                         168           151           136           110            49
Property and Casualty                                 240          (673)         (235)         (530)         (195)
Other Operations                                      (74)          (58)          (85)          (94)          (71)
-----------------------------------------------------------------------------------------------------------------
     Total                                       $  1,056      $    211      $    554      $    234      $    311
--------------------------------------------------===============================================================
Per share:
   Net income                                    $  13.85      $   2.86      $   7.66      $   3.25      $   4.34
   Common dividends declared                     $   3.20      $   3.04      $   3.04      $   3.04      $   3.04
Total assets                                     $ 98,932      $ 95,903      $ 86,102      $ 84,975      $ 78,034
Long-term debt                                   $  1,021      $  1,066      $  1,389      $  1,235      $    929
Shareholders' equity                             $  7,208      $  7,157      $  5,811      $  6,575      $  5,744
   Per share                                     $  97.15      $  93.76      $  80.46      $  91.30      $  80.09
Common shares outstanding (thousands)              74,198        76,332        72,225        72,015        71,720
Shareholders of record                             14,027        15,131        16,408        17,491        18,581
Employees                                          42,800        44,700        48,600        50,600        52,300
-----------------------------------------------------------------------------------------------------------------

Net income for 1992 includes a net charge of $26 million, or $.36 per share, for the net cumulative effect of accounting changes for income taxes, as well as postemployment and postretirement benefits other than pensions.

See Notes to Financial Statements, including Note 2 for information regarding the effect of adopting recent accounting pronouncements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS



CONSOLIDATED RESULTS OF OPERATIONS

(In millions)
--------------------------------------------------------------------------------
FINANCIAL SUMMARY                            1996           1995           1994
--------------------------------------------------------------------------------
Premiums and fees                          $13,916        $13,914        $13,912
Net investment income                        4,333          4,296          3,946
Other revenues                                 610            512            492
Realized investment gains                       91            233             42
                                           -------------------------------------
Total revenues                              18,950         18,955         18,392
Benefits and expenses                       17,349         18,704         17,587
                                           -------------------------------------
Income before taxes                          1,601            251            805
Income taxes                                   545             40            251
                                           -------------------------------------
Net income                                 $ 1,056        $   211        $   554
-------------------------------------------=====================================
Realized investment gains,
    net of taxes                           $    54        $   178        $    28
-------------------------------------------=====================================

    CIGNA's consolidated net income fluctuated significantly for the last three years, reflecting third quarter 1995 charges and realized investment gains from the restructuring of the investment portfolio, as discussed below. CIGNA's operating income*, excluding the 1995 charges, was $1.0 billion, $882 million and $526 million for 1996, 1995 and 1994, respectively. These increases primarily reflect improved results in the Property and Casualty segment.

    Results for 1995 included third quarter charges of $774 million after-tax ($1.2 billion pre-tax) in the Property and Casualty segment, primarily for asbestos-related and environmental pollution exposures, and a $75 million after-tax ($115 million pre-tax) charge associated with cost reduction initiatives in the Property and Casualty and Employee Life and Health Benefits segments.

    During 1995, a significant portion of the Employee Life and Health Benefits and Property and Casualty equity investment portfolios were restructured into fixed income securities. As a result of the restructuring, 1995 after-tax realized investment gains were significantly higher than gains in 1996 and 1994. For additional information, see Note 5(B) to the Financial Statements.

    Consolidated revenues, excluding realized investment gains, were $18.9 billion, $18.7 billion and $18.4 billion for 1996, 1995 and 1994, respectively. Continued price competition and stricter underwriting standards constrained premiums and fees for 1996 and 1995. In addition, 1995 revenues reflect higher net investment income, due primarily to growth in interest-sensitive products and the effects of the portfolio restructuring discussed above.

    Operating income is expected to improve in 1997; however, such improvement could be adversely affected by the factors noted in the cautionary statement on page 21.

OTHER MATTERS

    CIGNA continues to conduct strategic and financial reviews of its businesses in order to deploy its capital most effectively. In connection with these reviews, CIGNA announced in February 1997 its intent to acquire the outstanding shares of Healthsource, Inc. (Healthsource), a managed health care and group indemnity insurer, for $1.65 billion, including the payment of approximately $250 million of outstanding Healthsource long-term debt. CIGNA intends to finance the acquisition through a combination of internally generated funds and short-term and long-term debt. The transaction, which is subject to regulatory approval, is expected to be completed in 1997. See Note 3 to the Financial Statements for additional information.

    Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for asbestos-related and environmental pollution exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. Results for the run-off operations primarily reflect current year losses associated with unearned premiums as of December 31, 1995, prior year development on claim and claim adjustment expense reserves, and investment activity. The restructuring is being contested in the courts by certain competitors and policyholders; however, CIGNA expects to ultimately prevail. See Notes 16 and 17 to the Financial Statements for additional information.

    During 1995, CIGNA began cost reduction initiatives in the domestic property and casualty operations and the Employee Life and Health Benefits segment, which resulted in charges of $85 million ($55 million after-tax) and $30 million ($20 million after-tax), respectively. During 1996, these initiatives were substantially implemented, and resulted in after-tax savings of approximately $35 million and $25 million, respectively. The savings primarily resulted from the elimination of certain payroll and payroll-related costs and, to a lesser extent, lease costs. The savings in the near term for the Employee Life and Health Benefits segment have been offset by increased investments in business growth and service initiatives for the HMO operations. See Note 16 to the Financial Statements for additional information.


* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

    In connection with federal tax audits for the years 1982 through 1990, one issue remains outstanding and it could result in an assessment of approximately $220 million. CIGNA is contesting this issue in court. Although the outcome is uncertain, management believes that CIGNA should prevail. See Note 9 to the Financial Statements for additional information.

    CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to:

-   revise the system of funding cleanup of environmental damages;

-   change certain federal corporate tax laws;

- reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA;

-   restrict insurance pricing and the application of underwriting standards;

-   reform health care; and

-   expand regulation.

    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 19 to the Financial Statements.

ACCOUNTING PRONOUNCEMENTS

    In 1993, CIGNA implemented Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which required that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held-to-maturity. During the fourth quarter of 1995, the Financial Accounting Standards Board issued a guide to implementation of SFAS No. 115, which permitted a one-time opportunity to reclassify securities subject to SFAS No.
115. Consequently, CIGNA reclassified all held-to-maturity securities to available-for-sale as of December 31, 1995.

    During 1996, CIGNA implemented several new accounting pronouncements which did not have a material effect on CIGNA's results of operations, liquidity or financial condition.

    See Note 2(B) to the Financial Statements for additional information.

EMPLOYEE LIFE AND HEALTH BENEFITS

(In millions)
--------------------------------------------------------------------------------
FINANCIAL SUMMARY                              1996          1995          1994
--------------------------------------------------------------------------------
Premiums and fees                             $8,341        $8,135        $7,844
Net investment income                            567           574           515
Other revenues                                   404           336           272
Realized investment gains                          6           122            19
                                              ----------------------------------
Total revenues                                 9,318         9,167         8,650
Benefits and expenses                          8,554         8,307         7,821
                                              ----------------------------------
Income before taxes                              764           860           829
Income taxes                                     264           263           281
                                              ----------------------------------
Net income                                    $  500        $  597        $  548
----------------------------------------------==================================
Realized investment gains,
     net of taxes                             $    3        $  104        $   17
----------------------------------------------==================================

    Net income for the Employee Life and Health Benefits segment decreased 16% in 1996 and increased 9% in 1995. Results for 1995 included an after-tax charge of $20 million related to cost reduction initiatives. See Other Matters for additional information. Excluding the cost reduction charge, operating income was as follows:


--------------------------------------------------------------------------------
(In millions)                                 1996           1995           1994
--------------------------------------------------------------------------------
Indemnity operations                          $286           $311           $327
HMO operations                                 211            202            204
--------------------------------------------------------------------------------
Total                                         $497           $513           $531
----------------------------------------------==================================

    The decrease in the indemnity operations in 1996 reflects a declining book of medical business due to cancellations and conversions to HMOs and unfavorable claim experience. Partially offsetting these declines were improved investment margins, higher earnings from Administrative Services Only (ASO) business and expense savings from the 1995 cost reduction initiatives.

    The 1995 decrease in the indemnity operations reflects competitive pressures on rates and adverse claim experience resulting from higher medical costs in the group medical operations, as well as higher claims in the group life operations. These factors were partially offset by an improvement of $9 million in earnings for long-term disability (LTD) business.

    HMO earnings in 1996 and 1995 include $17 million and $39 million, respectively, due to the favorable after-tax effect of reserve reviews. Results for 1996 also include a net after-tax gain of $8 million from sales of subsidiaries. Excluding the above items, earnings for 1996 increased by $23 million from 1995. This increase reflects membership growth, improved per member medical costs and expense savings from the 1995 cost reduction initiatives. Partially offsetting these increases were competitive pressures on rates and higher operating expenses associated with business growth and customer service initiatives.

    The 1995 decrease in HMO earnings reflects the effects of lower margins resulting from higher than expected medical care costs and higher operating expenses associated with business growth and investments in service initiatives. Partially offsetting these factors were the effects of membership growth, as well as the favorable effects of $30 million after-tax for 1995 resulting from the net change of reserve reviews between respective years.

    Premiums and fees increased 3% in 1996 and 4% in 1995. The 1996 improvement reflects growth of $185 million in HMOs, primarily due to increased membership, and growth of $95 million in group indemnity, primarily from life and LTD business. This improvement was partially offset by a decrease of $74 million in medical indemnity and other health premiums resulting from lower rate increases for experience-rated business, and cancellations and conversions to HMOs. The 1995 improvement reflects higher premiums and fees for HMOs of $263 million, primarily due to membership growth. Group indemnity premiums increased $28 million, reflecting higher medical premiums due to new sales and rate increases, partially offset by declines in life and LTD premiums.

    HMO membership increased 11% in 1996 and 1995, primarily reflecting growth in HMO alternative funding programs.

    Management believes that adding premium equivalents to premiums and fees (adjusted premiums and fees) produces a more meaningful measure of business volume. Premium equivalents generally represent paid claims under alternative funding programs, such as minimum premium and ASO plans, and are additional premiums that would have been earned if these coverages had been written as traditional indemnity and HMO programs. Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims and CIGNA generally earns a lower margin than under traditional programs.

    Premium equivalents were $9.6 billion in both 1996 and 1995, compared with $9.7 billion in 1994. Premium equivalents, as a percentage of total adjusted premiums and fees, were approximately 55% in 1996, 1995 and 1994. ASO plans accounted for approximately 50% of total adjusted premiums and fees in 1996, 1995 and 1994.

    Business mix in 1996, measured by adjusted premiums and fees, was approximately 42% medical insurance, 35% prepaid health and dental care, 10% life insurance, 8% dental insurance, 3% LTD insurance and 2% other insurance coverages.

    Indemnity claims paid for insured plans and claims paid for all alternative funding programs, including ASOs, for the year ended December 31 were as follows:

--------------------------------------------------------------------------------
(In millions)                                1996           1995           1994
--------------------------------------------------------------------------------
Insured plans                              $ 3,814        $ 3,720        $ 3,706

Alternative funding programs                 9,759          9,748          9,725
--------------------------------------------------------------------------------
Total                                      $13,573        $13,468        $13,431
-------------------------------------------=====================================

    Growth in premiums as well as premium equivalents is expected to continue to be constrained by competitive pressures in both the medical indemnity and HMO markets.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

(In millions)
--------------------------------------------------------------------------------
FINANCIAL SUMMARY                              1996          1995          1994
--------------------------------------------------------------------------------
Premiums and fees                             $  235        $  258        $  201
Net investment income                          1,680         1,722         1,722
Realized investment gains                         35             3            12
                                              ----------------------------------
Total revenues                                 1,950         1,983         1,935
Benefits and expenses                          1,621         1,699         1,648
                                              ----------------------------------
Income before taxes                              329           284           287
Income taxes                                     107            90            97
                                              ----------------------------------
Net income                                    $  222        $  194        $  190
----------------------------------------------==================================
Realized investment gains,
     net of taxes                             $   21        $    2        $    6
----------------------------------------------==================================

    Net income for the Employee Retirement and Savings Benefits segment increased 14% in 1996 and 2% in 1995. Results for 1996 include an after-tax charge of $8 million for expected state guaranty fund assessments.

    Operating income, excluding the charge noted above, was $209 million, $192 million and $184 million in 1996, 1995 and 1994, respectively. These increases primarily reflect higher earnings from an increased asset base.

    Premiums and fees decreased 9% in 1996 and increased 28% in 1995. These changes reflect the variability of annuity sales.

    Net investment income decreased 2% in 1996, reflecting customers' redirection of a portion of their investments from the general account to separate accounts.

    Assets under management is generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

-------------------------------------------------------------------------------
(In millions)                                          1996              1995
-------------------------------------------------------------------------------
Balance -- January 1                                 $ 38,183          $ 33,882
Premiums and deposits                                   5,916             5,233
Investment results                                      2,951             2,860
Increase in fair value of assets                          287             3,237
Customer withdrawals                                   (2,170)           (2,092)
Participant withdrawals, benefit
  payments and other                                   (4,580)           (4,937)
-------------------------------------------------------------------------------
Balance -- December 31                               $ 40,587          $ 38,183
-----------------------------------------------------==========================

    Premiums and deposits increased 13% in 1996 over 1995, reflecting higher sales. Approximately 52% and 48% of the premiums and deposits for 1996 and 1995, respectively, were from new customers. The increase in the fair value of assets for 1996 and 1995 reflects market value fluctuations for equity securities and fixed maturities. In addition, the 1995 increase includes approximately $525 million from SFAS No. 115 as discussed under Accounting Pronouncements.

    Management expects asset growth to continue to be constrained as a result of: 1) decisions by plan sponsors to diversify assets and fund management, and
2) the lack of growth in the defined benefit market resulting from customers' preference for defined contribution products. In addition, assets under management will continue to be affected by market value fluctuations for fixed maturities and equity securities.

INDIVIDUAL FINANCIAL SERVICES

(In millions)
--------------------------------------------------------------------------------
FINANCIAL SUMMARY                              1996          1995          1994
--------------------------------------------------------------------------------
Premiums and fees                             $  942        $  881        $  824
Net investment income                          1,039           968           741
Other revenues                                    81            70            64
Realized investment gains                         12             1             8
                                              ----------------------------------
Total revenues                                 2,074         1,920         1,637
Benefits and expenses                          1,815         1,689         1,427
                                              ----------------------------------
Income before taxes                              259           231           210
Income taxes                                      91            80            74
                                              ----------------------------------
Net income                                    $  168        $  151        $  136
----------------------------------------------==================================
Realized investment gains,
     net of taxes                             $    7        $    1        $    5
----------------------------------------------==================================

    Net income for the Individual Financial Services segment increased 11% in both 1996 and 1995. Operating income was $161 million, $150 million and $131 million for 1996, 1995 and 1994, respectively. These increases primarily reflect higher earnings from interest-sensitive products, including leveraged corporate-owned life insurance (COLI), and, to a lesser extent for 1996, favorable reinsurance claims experience.

    In August 1996, Congress passed legislation that phases out over a three-year period the tax deductibility of policy loan interest for most leveraged COLI products. For 1996, 31% of revenues and 29% of operating income for this segment were from leveraged COLI products that are affected by this legislation. The effect of the legislation on the segment's operating income is not expected to be material through 1998. Beginning in 1999, the effect of the legislation is uncertain; however, it could have a material adverse effect on the segment's operating income. CIGNA does not expect this legislation to have a material effect on its consolidated results of operations, liquidity or financial condition.

    In 1996 and 1995, premiums and fees increased 7%. The 1996 increase primarily reflects higher sales of reinsurance and certain interest-sensitive products. This increase is partially offset by lower leveraged COLI renewal premiums and the absence of sales of leveraged COLI products resulting from the legislation discussed above. The increase for 1995 reflects growth in business of interest-sensitive products, principally leveraged COLI.

    Net investment income increased 7% and 31% in 1996 and 1995, respectively, primarily reflecting growth from leveraged COLI policy loans and annuity business.

    Deposits, which are not included in revenues, totaled $2.1 billion, $3.2 billion and $3.0 billion in 1996, 1995 and 1994, respectively. The 1996 decrease reflects lower leveraged COLI deposits due to the legislation discussed above and lower annuity sales. The 1995 increase reflects higher sales of annuities.

PROPERTY AND CASUALTY

(In millions)
-------------------------------------------------------------------------------
FINANCIAL SUMMARY                          1996           1995            1994
-------------------------------------------------------------------------------
Premiums and fees                         $4,398        $ 4,640         $ 5,043
Net investment income                        804            794             756
Other revenues                               240            216             223
Realized investment gains                     42             85               8
                                          -------------------------------------
Total revenues                             5,484          5,735           6,030
Benefits and expenses                      5,138          6,795           6,447
                                          -------------------------------------
Income (loss) before taxes                   346         (1,060)           (417)
Income taxes (benefits)                      106           (387)           (182)
                                          -------------------------------------
Net income (loss)                         $  240        $  (673)        $  (235)
------------------------------------------=====================================
Realized investment gains,
     net of taxes                         $   27        $    54         $     4
------------------------------------------=====================================

    CIGNA's domestic property and casualty operations were restructured into ongoing and run-off operations effective December 31, 1995. See Other Matters on page 8 for additional information. Amounts shown for the Property and Casualty segment's domestic ongoing and run-off operations for 1995 are reported on a pro forma basis as though the restructuring was in place at the beginning of 1995. These pro forma results are not necessarily indicative of the results that would have been reported had the restructuring actually occurred as of January 1, 1995. Pro forma information is not available for 1994. Amounts for the international operations and for the consolidated Property and Casualty segment were not affected by the restructuring.

    Results for 1995 reflect third quarter charges associated with reserve strengthening for asbestos-related and environmental pollution (A&E) claims ($686 million after-tax) and uncollectible reinsurance for non-A&E exposures ($88 million after-tax), and third quarter charges for cost reduction initiatives ($55 million after-tax). Results for 1994 included a third quarter charge of $27 million after-tax, primarily related to reinsurance exposures.

    Operating income (loss), excluding the previously noted third quarter 1995 charges, for the year ended December 31 was as follows:

-------------------------------------------------------------------------------
                                                               Pro
                                                              Forma
(In millions)                                      1996        1995       1994*
-------------------------------------------------------------------------------
International                                     $ 135       $ 128       $  55
Domestic - ongoing                                   76           0
         - pre-restructuring                                               (294)
                                                  -----------------
  Total ongoing operations                          211         128
Run-off operations                                    2         (26)
-------------------------------------------------------------------------------
  Total                                           $ 213       $ 102       $(239)
--------------------------------------------------=============================

* Pro forma results of operations reflecting the 1995 domestic property and casualty restructuring are not available for 1994. See Other Matters for additional information.

    The improvement in the domestic operations for 1996 reflects lower expenses, primarily resulting from the 1995 cost reduction initiatives, and higher investment income, primarily due to higher yields. Improvement in the international operations reflects higher earnings from accident and health, individual life and employee benefits lines of business, primarily due to favorable claim experience. Results for the domestic and international operations reflect a highly competitive pricing environment. The improvement in results for the run-off operations primarily reflects lower A&E losses.

    The Property and Casualty segment's improvement for 1995 reflects:

- a decrease in current accident year underwriting losses due to improved claim experience, including lower catastrophe losses;

-   rate increases on certain lines of business;

-   reduced expenses resulting from domestic cost reduction initiatives; and

-   lower A&E losses.

    Premiums and fees for the segment decreased 5% in 1996. This decline primarily reflects 1) the unfavorable effect from foreign currency translation (approximately $160 million for the international business), 2) lower premiums of approximately $85 million for reinsurance and personal automobile products that are no longer being actively sold, 3) a decrease of $90 million in workers' compensation premiums primarily reflecting conversions from standard risk transfer to high-deductible policies, 4) strict underwriting standards, and 5) continued price competition. These declines were partially offset by growth in the domestic property, casualty, marine and aviation lines of business, as well as the international accident and health line of business.

    Premiums and fees for the segment decreased 8% in 1995, primarily reflecting a reduction of $444 million in domestic commercial premiums. The decrease in the domestic commercial business reflects continued competition, stricter underwriting standards and, to a lesser extent, conversions of workers' compensation business from standard risk transfer to high-deductible policies and a ratings downgrade by the insurance rating agency, A.M. Best, late in 1994. In addition, the overall decline reflects a decrease of $224 million in premiums and fees from the reinsurance business due to CIGNA's withdrawal from this business late in 1994, as discussed below. Growth in international lines of business of $320 million, approximately half of which resulted from changes in foreign currency translations, partially offset the overall decline in premiums and fees.

    In the third quarter of 1994, CIGNA substantially withdrew from the property and casualty reinsurance business. Such business had international and domestic revenues of approximately $500 million in 1993, and results of operations that were not material to CIGNA. In connection with the withdrawal, CIGNA sold renewal opportunities for a significant portion of its international reinsurance business and discontinued writing most other property and casualty reinsurance coverages. These actions have not had a material effect on CIGNA's results of operations.

    Net investment income for 1996 was about level with 1995. Net investment income for 1995 increased 5% over 1994, primarily reflecting growth in business for the international operations, partially offset by negative cash flows in the domestic property and casualty operations.

    Pre-tax catastrophe losses, net of reinsurance, were $87 million, $71 million, and $151 million in 1996, 1995 and 1994, respectively. Substantially all the catastrophe losses occurred in the domestic operations. Net catastrophe losses included $21 million for Hurricane Fran and $22 million for East Coast winter storms in 1996; $29 million for Texas hail storms in 1995; and $87 million for the Los Angeles earthquake and $27 million for the severe winter weather in 1994. The effect of reinsurance on catastrophe losses was not material.

    CIGNA's principal property catastrophe reinsurance program provides, on a combined basis, approximately 95% recovery of losses between $60 million and $375 million for its domestic operations and approximately 95% recovery of losses between $50 million and $300 million for international operations. CIGNA's future results of operations could be volatile, depending on the frequency and severity of future catastrophes.

LOSS RESERVES AND REINSURANCE RECOVERABLES

    CIGNA's property and casualty loss reserves of $16.5 billion and $17.0 billion as of December 31, 1996 and 1995, respectively, are an estimate of future payments for reported and unreported claims for losses and related expenses with respect to insured events that have occurred. The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.

    CIGNA continually attempts to improve its loss estimation process by refining its process of analyzing loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, unanticipated changes in workers' compensation and product liability laws have at times significantly affected the ability of insurers to estimate liabilities for unpaid losses and related expenses.

    CIGNA implemented a new methodology for estimating A&E reserves in the third quarter of 1995, as discussed on page 15. CIGNA's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.

    Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.

    CIGNA manages its loss exposure through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve CIGNA of liability to its insureds. Accordingly, CIGNA's loss reserves represent total gross losses, and reinsurance recoverables represent anticipated recoveries of a portion of those losses.

    CIGNA's reinsurance recoverables were approximately $6.8 billion and $6.7 billion as of December 31, 1996 and 1995, net of allowances for unrecoverable reinsurance of $711 million and $700 million, respectively.

    CIGNA recognized significant recoveries in 1996, 1995 and 1994 from reinsurance arrangements as shown in the table on page 15. Reinsurance recoveries for all periods presented, including recoveries for A&E claims, increased or decreased as a result of comparable changes in gross losses. Reinsurance recoveries are also affected by the factors noted below for "unrecoverable reinsurance."

    CIGNA expects to continue to have significant recoveries from its reinsurance arrangements, including recoveries of A&E losses. However, the extent of recoveries in the aggregate will depend on future gross loss experience and the particular reinsurance arrangements to which future losses relate.

    At December 31, 1996 and 1995, approximately 14% and 12%, respectively, of CIGNA's reinsurance recoverables related to paid claims. The timing and collectibility of such recoverables have not had, and are not expected to have, a material adverse effect on CIGNA's liquidity.

    In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.

    See CIGNA's Form 10-K for additional information on CIGNA's loss reserves and reinsurance recoverables.

    The following table shows CIGNA's gross losses for incurred claims and claim adjustment expenses (Gross), amounts ceded to reinsurers (Reinsurance) and net losses for incurred claims and claim adjustment expenses (Net) for the year ended December 31. The table also categorizes those amounts as they relate to insured events of the current year and of prior years (prior year development).

=====================================================================================================================
                                        1996                         1995                           1994
---------------------------------------------------------------------------------------------------------------------
(In millions)                Gross   Reinsurance    Net    Gross  Reinsurance    Net     Gross   Reinsurance    Net
---------------------------------------------------------------------------------------------------------------------
Current year                $ 3,510    $(1,162)   $2,348   $3,522   $(1,136)   $2,386   $ 4,280    $(1,187)   $3,093
---------------------------------------------------------------------------------------------------------------------
Prior year development:
  Asbestos-related              115        (53)       62      298       (43)      255        64         (4)       60
  Environmental pollution        58        (26)       32    1,265      (310)      955       280        (65)      215
  Assumed reinsurance
        exposures               114        (74)       40       73       (41)       32        70        (11)       59
  Unrecoverable
        reinsurance              --         23        23       --       179       179        --         29        29
  Other                         (26)        46        20        7        70        77       (46)       221       175
---------------------------------------------------------------------------------------------------------------------
Total prior year
    development                 261        (84)      177    1,643      (145)    1,498       368        170       538
---------------------------------------------------------------------------------------------------------------------
Total incurred claims
    and claim adjustment
    expenses                $ 3,771    $(1,246)   $2,525   $5,165   $(1,281)   $3,884   $ 4,648    $(1,017)   $3,631
=====================================================================================================================

    During the third quarter of 1995, CIGNA evaluated newly emerging methods for estimating A&E liabilities and expanded its claims data bases. Using these recent developments, CIGNA completed a comprehensive review of its A&E exposures and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance). These amounts are included in the 1995 gross asbestos-related losses of $298 million ($255 million, net of reinsurance) and gross environmental pollution losses of $1.3 billion ($955 million, net of reinsurance) as shown in the above table. As a result of this reserve action, charges for A&E losses in 1996 were substantially lower than in prior years.

    Losses for "assumed reinsurance exposures" for 1996 resulted from a review of reserves for certain reinsurance lines of business, including London reinsurance exposures. For 1995, losses for "assumed reinsurance exposures" primarily reflect $31 million ($17 million, net of reinsurance) for London reinsurance exposures. For 1994, losses for "assumed reinsurance exposures" primarily reflect $48 million ($40 million, net of reinsurance) resulting from a review of reserves for certain reinsurance lines of business (principally closed books of business) other than London reinsurance exposures.

    Losses for "unrecoverable reinsurance" are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of reinsurer insolvencies and disputes under reinsurance contracts. Reinsurance disputes have increased in recent years, particularly on larger and more complex claims such as those related to asbestos and London reinsurance market exposures. Reinsurance disputes may increase in the future, and are likely to include disputes related to environmental pollution. Allowances have been established for amounts deemed uncollectible. In the third quarter of 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax, including $75 million reported as A&E prior year development in the table above. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

    Gross and net losses for "other" prior year development in 1996 reflect unfavorable development on workers' compensation ($42 million, net of reinsurance) and long-term exposures ($27 million, net of reinsurance), partially offset by favorable loss reserve development on commercial packages and commercial fire lines of business. For 1995, "other" prior year development reflects unfavorable development on workers' compensation ($114 million, net of reinsurance) and long-term exposures ($34 million, net of reinsurance), partially offset by favorable loss reserve development on commercial packages, commercial fire, and general and excess liability lines of business. For 1994, "other" prior year development was primarily attributable to workers' compensation ($74 million, net of reinsurance), long-term exposures ($31 million, net of reinsurance) and the general and excess liability line of business. In addition, in 1994 CIGNA performed an actuarial review of certain businesses, including captives, that are substantially reinsured. Such review resulted in a reduction in gross loss reserves of approximately $250 million, with a corresponding decrease in reinsurance recoverables.

OTHER OPERATIONS


(In millions)
--------------------------------------------------------------
FINANCIAL SUMMARY                         1996    1995    1994
--------------------------------------------------------------
Net loss                                 $(74)   $(58)   $(85)
-----------------------------------------=====================
Realized investment gains (losses),
     net of taxes                        $ (4)   $ 17    $ (4)
-----------------------------------------=====================

    Other Operations primarily includes unallocated investment income, expenses (principally debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance operations engaged primarily in investment and real estate activities.

    Operating losses were $70 million, $75 million and $81 million for 1996, 1995 and 1994, respectively. Losses for 1996 were lower than 1995, primarily reflecting higher income tax benefits in 1996. Losses for 1995 were comparable with 1994 excluding, for 1994, a gain of $20 million after-tax from the sale of a California personal automobile and homeowners insurance business, a charge of $16 million after-tax resulting from reserve strengthening in the settlement annuity business and an $8 million after-tax loss for an oil and gas divestiture.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)
--------------------------------------------------------------
FINANCIAL SUMMARY                         1996    1995    1994
--------------------------------------------------------------
Short-term investments                  $1,320  $1,113    $853
Cash and cash equivalents                1,287   1,559   1,693
Short-term debt                            289     414     271
Long-term debt                           1,021   1,066   1,389
Shareholders' equity                     7,208   7,157   5,811
--------------------------------------------------------------

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

    Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing overall positive cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty business, resulting from claim payments related to insurance reserves established in prior periods and operating losses. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash and cash equivalents, which totaled $2.6 billion and $2.7 billion as of December 31, 1996 and 1995, respectively.

    During 1996, cash and cash equivalents decreased $272 million. This decrease primarily reflects cash used in investing activities ($357 million), including net investment purchases; payments of dividends on and repurchases of CIGNA common stock ($534 million); and debt repayments ($158 million). The decrease was partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds ($93 million); and cash flows from operating activities ($700 million) reflecting the timing of cash receipts and cash disbursements and earnings.

    During 1995, cash and cash equivalents decreased $134 million. This decrease primarily reflects net investment purchases ($3.6 billion) and payments of dividends on CIGNA common stock ($222 million). The decrease was partially offset by deposits and interest credited, net of withdrawals, to contractholder deposit funds ($2.6 billion); proceeds from the issuance of long-term debt ($88 million); and cash flows from operating activities ($1.1 billion) resulting from the timing of cash receipts and cash disbursements and earnings. Cash flow from operating activities was constrained by negative cash flow of approximately $400 million from the property and casualty business, reflecting claim payments related to insurance reserves established in prior periods.

    During 1994, cash and cash equivalents increased $482 million from $1.2 billion as of December 31, 1993. This increase primarily reflects deposits and interest credited, net of withdrawals, to contractholder deposit funds ($2.2 billion); the issuance of long-term debt ($158 million); and cash flows from operating activities ($475 million) resulting from the timing of cash receipts and cash disbursements and earnings. The increase was partially offset by net investment purchases ($2 billion), payments of dividends on CIGNA common stock ($219 million) and debt repayments ($46 million). Cash flow from operating activities was constrained by negative cash flow from the property and casualty business of approximately $200 million resulting from operating losses.

    Funds provided from premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payments of claims, benefits and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demand for funds exceeds those on hand. Also, a demand for funds may arise as a result of CIGNA taking advantage of current investment opportunities.

    CIGNA's insurance subsidiaries are subject to various regulatory restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1996, CIGNA had available approximately $660 million of committed and uncommitted lines of credit with banks.

    CIGNA's financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of long-term debt and equity securities. CIGNA continues to be well capitalized, with sufficient borrowing capacity to meet the anticipated needs of its businesses.

    CIGNA's capital resources represent funds available for long-term business commitments. They primarily consist of retained earnings and proceeds from the issuance of long-term debt and equity securities. Capital resources provide protection for policyholders and the financial strength to support the underwriting of insurance risks, and allow for continued business growth. The amount of capital resources that may be needed is determined by CIGNA's senior management and Board of Directors, as well as by regulatory requirements. The allocation of resources to new long-term business commitments is designed to achieve an attractive return, tempered by considerations of risk and the need to support CIGNA's existing businesses.

    CIGNA had $1 billion of long-term debt outstanding at December 31, 1996, compared with $1.1 billion at December 31, 1995. At December 31, 1996, CIGNA had approximately $800 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

    In connection with the domestic property and casualty restructuring, CIGNA contributed $375 million of additional capital to the run-off operations. This contribution, which was reflected in the run-off operations' statutory surplus as of December 31, 1995, was funded in 1996 through internal sources. See Other Matters for additional information. CIGNA contributed approximately $250 million of capital during 1994 to the domestic property and casualty operations, as a result of continued losses.

    In April 1996, CIGNA's Board of Directors authorized the purchase of up to $500 million of its common stock, depending on prevailing market conditions and alternative uses of capital. Under this authorization, approximately 2.8 million shares of common stock were purchased for $350 million as of February 11, 1997. Shares were purchased with internal funds.

INVESTMENT ASSETS

(In millions)
--------------------------------------------------------------
FINANCIAL SUMMARY                              1996       1995
--------------------------------------------------------------
Fixed maturities                            $34,933    $36,241
Equity securities                               701        661
Mortgage loans                               10,927     11,010
Real estate                                   1,102      1,283
Other, primarily policy loans                 8,871      8,515
--------------------------------------------------------------
Total investment assets                     $56,534    $57,710
--------------------------------------------==================

    CIGNA's investment strategy is to manage the characteristics of investment assets, such as liquidity, currency, yield and duration, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA uses derivative instruments through hedging applications to minimize market risk. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 4 and 5 to the Financial Statements and in CIGNA's Form 10-K.

    Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:

--------------------------------------------------------------
                                               1996       1995
--------------------------------------------------------------
Fixed maturities                                28%        30%
Mortgage loans                                  56%        58%
Real estate                                     58%        57%
--------------------------------------------------------------

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

    As of December 31, 1996, the fair value of fixed maturities, including policyholder share, was greater than amortized cost by $1.5 billion, compared with approximately $3 billion as of December 31, 1995. The decrease in unrealized appreciation primarily reflects the upward movement in interest rates since December 31, 1995.

    QUALITY RATINGS

    As of December 31, 1996, $33.5 billion, or 96%, of bonds were investment grade, and $1.4 billion, or 4%, were below investment grade (BA and below, or equivalent).

    The quality ratings of CIGNA's below investment grade bonds are concentrated toward the higher end of the non-investment grade spectrum. Approximately 28% of below investment grade securities relate to policyholder contracts.

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

    POTENTIAL PROBLEM BONDS

    Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. CIGNA had $107 million of potential problem bonds, including amounts attributable to policyholder contracts, as of December 31, 1996, compared with $137 million as of December 31, 1995. The 1996 amount is net of $5 million of cumulative write-downs. There were no cumulative write-downs as of December 31, 1995. Potential problem bonds attributable to policyholder contracts represented 26% and 29% of total potential problem bonds at December 31, 1996 and 1995, respectively.

    PROBLEM BONDS

    CIGNA considers bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, problem bonds. As of December 31, 1996 and 1995, CIGNA had problem bonds, including amounts attributable to policyholder contracts, of $160 million and $196 million, net of related cumulative write-downs of $125 million and $140 million, respectively. Problem bonds attributable to policyholder contracts represented 24% and 33% of total problem bonds at December 31, 1996 and 1995, respectively.

    CUMULATIVE WRITE-DOWNS FOR BONDS

    CIGNA had cumulative write-downs for bonds as of December 31, 1996 and 1995 of $131 million and $144 million, respectively, including $48 million and $55 million attributable to policyholder contracts. Also, cumulative write-downs as of December 31, 1996 and 1995 included $1 million and $4 million, respectively, for bonds no longer classified as problem or potential problem bonds.

    During 1996 and 1995, CIGNA established write-downs of $55 million and $75 million, respectively, for problem and potential problem bonds. These amounts included $18 million and $26 million attributable to policyholder contracts for 1996 and 1995, respectively. See the Summary on page 21 for the adverse effect of write-downs on policyholder contracts and on CIGNA's net income.

    EFFECT OF NON-ACCRUALS FOR BONDS

    CIGNA recognizes interest income on problem bonds only when payment is received. See the Summary on page 21 for the adverse effect of non-accruals for bonds on policyholder contracts and on CIGNA's net income.

MORTGAGE LOANS

------------------------------------------------------------
                                          As of December 31,
                                           1996       1995
------------------------------------------------------------
Mortgage loans (in millions)             $10,927     $11,010
Property type:
    Retail facilities                         43%         42%
    Office buildings                          34          35
    Apartment buildings                       12          12
    Hotels                                     6           6
    Other                                      5           5
------------------------------------------------------------
Total                                        100%        100%
-----------------------------------------===================

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

    Adverse conditions in real estate markets and more stringent lending practices by financial institutions have affected scheduled maturities of mortgage loans. During 1996, approximately $1.2 billion of mortgage loans were scheduled to mature, of which $559 million were paid in full, $106 million were extended at existing loan rates for a weighted average of 11 months and $439 million were refinanced at current market rates. Mortgage loan extensions and refinancings are loans in good standing. The remaining scheduled maturities were problem and potential problem mortgage loans. The effect of not receiving timely cash payments on maturing mortgage loans is not expected to have a material adverse effect on CIGNA's future results of operations, liquidity or financial condition.

    POTENTIAL PROBLEM MORTGAGE LOANS

    Potential problem mortgage loans include:

- fully current loans that are judged by management to have certain characteristics that increase the likelihood of problem classification;
- fully current loans for which the borrower has requested restructuring; and
- loans that are 30 to 59 days delinquent with respect to interest or principal payments.

    CIGNA had potential problem mortgage loans, including amounts attributable to policyholder contracts, of $384 million as of December 31, 1996, and $211 million as of December 31, 1995, net of related valuation reserves of $30 million and $29 million, respectively. Potential problem mortgage loans attributable to policyholder contracts represented 63% and 59% of total potential problem mortgage loans at December 31, 1996 and 1995, respectively.

    PROBLEM MORTGAGE LOANS

    CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate or extend the maturity date. As of December 31, 1996, restructured mortgage loans with a carrying value of approximately $275 million had their original maturity date extended, with a weighted average extension of approximately five years. Restructured mortgage loans generated annualized cash returns averaging approximately 9.8% as of December 31, 1996.

    During 1996, CIGNA reclassified approximately $55 million of restructured mortgage loans to loans in good standing because they were performing under the terms of the restructured loan agreement, and those terms were generally equivalent to terms that CIGNA was willing to accept for a comparable new loan at the time of restructure.

    CIGNA had problem mortgage loans, including amounts attributable to policyholder contracts, of $363 million and $575 million, net of valuation reserves of $71 million and $59 million, as of December 31, 1996 and 1995, respectively. Problem mortgage loans attributable to policyholder contracts represented 53% and 56% of total problem mortgage loans at December 31, 1996 and 1995, respectively.

    As of December 31, problem mortgage loans by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:

--------------------------------------------------------------
(In millions)                                   1996      1995
--------------------------------------------------------------
PROPERTY TYPE:
    Office buildings                            $178      $294
    Hotels                                        99       138
    Retail facilities                             44        59
    Apartment buildings                           26        35
    Other                                         16        49
--------------------------------------------------------------
Total                                           $363      $575
------------------------------------------------==============
GEOGRAPHIC REGION:
    Middle Atlantic                             $153      $210
    Central                                       97       101
    Pacific                                       29        99
    New England                                   38        69
    South Atlantic                                29        41
    Other                                         17        55
--------------------------------------------------------------
Total                                           $363      $575
------------------------------------------------==============

    VALUATION RESERVES FOR MORTGAGE LOANS

    CIGNA had valuation reserves for mortgage loans at December 31, 1996 and 1995 of $101 million and $88 million, respectively, including $67 million and $61 million attributable to policyholder contracts.

    During 1996 and 1995, CIGNA established valuation reserves of $63 million and $13 million, respectively, for problem and potential problem mortgage loans. These amounts included $37 million and $10 million attributable to policyholder contracts. The valuation reserve increase in 1995 was net of a favorable reserve adjustment of $29 million, including $16 million attributable to policyholders, due to the implementation of SFAS Nos. 114 and 118.

    See the Summary on page 21 for the adverse effect of valuation reserves on policyholder contracts and on CIGNA's net income.

    EFFECT OF NON-ACCRUALS FOR MORTGAGE LOANS

    CIGNA recognizes interest income on problem mortgage loans only when payment is received. See the Summary on page 21 for the adverse effect of non-accruals for mortgage loans on policyholder contracts and on CIGNA's net income.

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

    As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves, were as follows:


---------------------------------------------------------
(In millions)                             1996      1995
---------------------------------------------------------
Real estate held for sale (primarily
    foreclosure properties)               $901     $1,050
Less cumulative write-downs                227        272
Less valuation reserves                     67         58
                                        -----------------
                                           607        720
                                        -----------------
Real estate held for the production
    of income                              545        614
Less valuation reserves                     50         51
                                        -----------------
                                           495        563
---------------------------------------------------------
Investment real estate                  $1,102     $1,283
----------------------------------------=================

    Foreclosure properties attributable to policyholder contracts represented 62% and 58% of total foreclosure properties at December 31, 1996 and 1995, respectively.

    As of December 31, real estate held for sale, primarily foreclosure properties, by property type and by geographic region, including amounts attributable to policyholder contracts, were as follows:


--------------------------------------------------------------
(In millions)                                   1996      1995
--------------------------------------------------------------
PROPERTY TYPE:
    Office buildings                            $537      $609
    Retail facilities                             26        29
    Hotels                                         2        34
    Other                                         42        48
--------------------------------------------------------------
Total                                           $607      $720
------------------------------------------------==============
GEOGRAPHIC REGION:
    Central                                     $325      $260
    Middle Atlantic                              133       122
    Pacific                                       79       148
    South Atlantic                                10        86
    New England                                   31        61
    Other                                         29        43
--------------------------------------------------------------
Total                                           $607      $720
------------------------------------------------==============

    REAL ESTATE WRITE-DOWNS AND VALUATION RESERVES

    CIGNA had cumulative write-downs and valuation reserves for real estate at December 31, 1996 and 1995 of $344 million and $381 million, respectively, including $175 million and $199 million attributable to policyholder contracts.

    During 1996 and 1995, CIGNA established write-downs and valuation reserves for real estate of $2 million and $27 million, respectively. These amounts included $1 million and $18 million attributable to policyholder contracts for 1996 and 1995, respectively. See the Summary below for the adverse effect of write-downs and valuation reserves on policyholder contracts and on CIGNA's net income.

SUMMARY

    The adverse effects of write-downs and changes in valuation reserves as well as of non-accruals on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:


----------------------------------------------------------------------------------------------------------------------
                                   1996                              1995                               1994
----------------------------------------------------------------------------------------------------------------------
                        Policyholder                      Policyholder                        Policyholder
(In millions)            Contracts         CIGNA            Contracts         CIGNA            Contracts         CIGNA
----------------------------------------------------------------------------------------------------------------------
WRITE-DOWNS AND
 VALUATION RESERVES:
     Bonds                  $18             $24                $26              $32               $22              $19
     Mortgage loans          37              16                 10                2                24                5
     Real estate              1               1                 18                6                28               13
----------------------------------------------------------------------------------------------------------------------
Total                       $56             $41                $54              $40               $74              $37
------------------------==============================================================================================
NON-ACCRUALS:
     Bonds                  $ 8             $15                $12              $13               $12              $16
     Mortgage loans           1              --                  6                1                24               11
----------------------------------------------------------------------------------------------------------------------
Total                       $ 9             $15                $18              $14               $36              $27
------------------------==============================================================================================

    Economic conditions, including real estate market conditions, have improved. However, additional losses from problem investments are expected to occur for specific investments in the normal course of business. Assuming no significant deterioration in economic conditions, CIGNA does not expect additional non-accruals, write-downs and reserves to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.






CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    Except for historical information provided in this Management's Discussion and Analysis, statements made throughout this document are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors (some of which are described with the forward-looking statements) including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; and 5) significant changes in interest rates.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

--------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
--------------------------------------------------------------------------------------------------
For the years ended December 31,                            1996             1995             1994
--------------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                        $13,916          $13,914          $13,912
Net investment income                                      4,333            4,296            3,946
Other revenues                                               610              512              492
Realized investment gains                                     91              233               42
                                               ---------------------------------------------------
     Total revenues                                       18,950           18,955           18,392
                                               ---------------------------------------------------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses                  12,473           13,855           12,926
Policy acquisition expenses                                1,138            1,181            1,166
Other operating expenses                                   3,738            3,668            3,495
                                               ---------------------------------------------------
     Total benefits, losses and expenses                  17,349           18,704           17,587
                                               ---------------------------------------------------
INCOME BEFORE INCOME TAXES                                 1,601              251              805
                                               ---------------------------------------------------
Income taxes (benefits):
  Current                                                    419              258              224
  Deferred                                                   126             (218)              27
                                               ---------------------------------------------------
     Total taxes                                             545               40              251
                                               ---------------------------------------------------
NET INCOME                                                 1,056              211              554
Common dividends declared                                   (242)            (222)            (219)
Retained earnings, beginning of year                       4,041            4,052            3,717
                                               ---------------------------------------------------
RETAINED EARNINGS, END OF YEAR                           $ 4,855          $ 4,041          $ 4,052
---------------------------------------------------------=========================================
EARNINGS PER SHARE                                       $ 13.85          $  2.86          $  7.66
---------------------------------------------------------=========================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
--------------------------------------------------------------------------------------------------------
As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities, at fair value (amortized cost, $33,404; $33,275)            $34,933         $36,241
   Equity securities, at fair value (cost, $573; $565)                               701             661
   Mortgage loans                                                                 10,927          11,010
   Policy loans                                                                    7,296           7,107
   Real estate                                                                     1,102           1,283
   Other long-term investments                                                       255             295
   Short-term investments                                                          1,320           1,113
                                                                       ---------------------------------
      Total investments                                                           56,534          57,710
Cash and cash equivalents                                                          1,287           1,559
Accrued investment income                                                            890             908
Premiums, accounts and notes receivable                                            4,229           4,268
Reinsurance recoverables                                                           7,287           7,120
Deferred policy acquisition costs                                                  1,230           1,109
Property and equipment                                                               802             864
Deferred income taxes                                                              1,998           1,866
Other assets                                                                         993           1,149
Goodwill                                                                           1,068           1,118
Separate account assets                                                           22,614          18,232
--------------------------------------------------------------------------------------------------------
     Total assets                                                                $98,932         $95,903
---------------------------------------------------------------------------------=======================
LIABILITIES
Contractholder deposit funds                                                     $29,878         $30,055
Unpaid claims and claim expenses                                                  18,841          19,303
Future policy benefits                                                            11,784          12,007
Unearned premiums                                                                  1,940           2,176
                                                                       ---------------------------------
     Total insurance and contractholder liabilities                               62,443          63,541
Accounts payable, accrued expenses and other liabilities                           5,326           5,408
Current income taxes                                                                 221             187
Short-term debt                                                                      289             414
Long-term debt                                                                     1,021           1,066
Separate account liabilities                                                      22,424          18,130
--------------------------------------------------------------------------------------------------------
     Total liabilities                                                            91,724          88,746
--------------------------------------------------------------------------------------------------------
CONTINGENCIES - NOTE 19
SHAREHOLDERS' EQUITY
Common stock (shares issued, 88; 87)                                                  88              87
Additional paid-in capital                                                         2,572           2,536
Net unrealized appreciation, fixed maturities                                        539           1,025
Net unrealized appreciation, equity securities                                        88              73
Net translation of foreign currencies                                                (45)            (27)
Retained earnings                                                                  4,855           4,041
Less treasury stock, at cost                                                        (889)           (578)
--------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                    7,208           7,157
--------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                  $98,932         $95,903
---------------------------------------------------------------------------------=======================
SHAREHOLDERS' EQUITY PER SHARE                                                   $ 97.15         $ 93.76
---------------------------------------------------------------------------------=======================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------
(In millions)
---------------------------------------------------------------------------------------------------------------------------
For the years ended  December 31,                                                     1996           1995              1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                        $  1,056       $    211          $    554
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
      Insurance liabilities                                                           (351)           550              (853)
      Reinsurance recoverables                                                        (140)           362               862
      Premiums, accounts and notes receivable                                           23           (184)              (10)
      Accounts payable, accrued expenses, other liabilities
         and current income taxes                                                       23            589              (119)
      Deferred income taxes                                                            126           (218)               27
      Realized investment gains                                                        (91)          (233)              (42)
      Other, net                                                                        54             27                56
                                                                           ------------------------------------------------
     Net cash provided by operating activities                                         700          1,104               475
                                                                           ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
      Fixed maturities -- available-for-sale                                         6,076          6,492             4,868
      Fixed maturities -- held-to-maturity                                              --             --                12
      Equity securities                                                                368          1,668               681
      Mortgage loans                                                                   676            430               601
      Other (primarily short-term investments)                                      11,555         16,969            16,076
Investment maturities and repayments:
      Fixed maturities -- available-for-sale                                         3,867          1,144             1,946
      Fixed maturities -- held-to-maturity                                              --          2,177             2,624
      Mortgage loans                                                                   672            389               194
Investments purchased:
      Fixed maturities -- available-for-sale                                        (9,842)        (9,906)           (7,809)
      Fixed maturities -- held-to-maturity                                              --         (1,790)           (2,477)
      Equity securities                                                               (348)          (348)             (606)
      Mortgage loans                                                                (1,375)        (1,829)             (953)
      Other (primarily short-term investments)                                     (11,862)       (18,957)          (17,109)
Other, net                                                                            (144)          (152)             (140)
                                                                           ------------------------------------------------
     Net cash used in investing activities                                            (357)        (3,713)           (2,092)
                                                                           ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit funds                       7,261          8,472             7,459
Withdrawals and benefit payments from contractholder deposit funds                  (7,168)        (5,859)           (5,252)
Net change in commercial paper                                                          (6)           (13)              (38)
Issuance of long-term debt                                                              --             88               158
Repayment of debt                                                                     (158)            (9)              (46)
Repurchase of common stock                                                            (292)            --                --
Issuance of common stock                                                                12             21                 5
Common dividends paid                                                                 (242)          (222)             (219)
                                                                           ------------------------------------------------
     Net cash provided by (used in) financing activities                              (593)         2,478             2,067
                                                                           ------------------------------------------------
Effect of foreign currency rate changes on cash and cash equivalents                   (22)            (3)               32
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (272)          (134)              482
Cash and cash equivalents, beginning of year                                         1,559          1,693             1,211
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                            $  1,287       $  1,559          $  1,693
----------------------------------------------------------------------------------=========================================
SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION:
  Income taxes paid, net of refunds                                               $    360       $    233          $    531
  Interest paid                                                                   $    106       $    123          $    117
---------------------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS

    CIGNA Corporation's subsidiaries provide group life and health insurance, managed care products and related services, individual life and health insurance and annuity products, retirement and investment products and services, and property and casualty insurance throughout the United States and in many locations worldwide.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries (CIGNA). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's estimates and assumptions, such as those regarding medical costs and interest rates, that affect the recorded amounts. Significant estimates used in determining insurance and contractholder liabilities and related reinsurance recoverables, and valuation allowances for investment assets and deferred tax assets are discussed throughout the Notes to Financial Statements.

    Certain reclassifications have been made to prior years' amounts to conform with the 1996 presentation.

    B) RECENT ACCOUNTING PRONOUNCEMENTS: In 1996, CIGNA implemented Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires write-down to fair value when long-lived assets to be held and used are impaired. Long-lived assets to be disposed of, including real estate held for sale, must be carried at the lower of cost or fair value less costs to sell. Depreciation of assets to be disposed of is prohibited. The effect of implementing SFAS No. 121 was not material to CIGNA.

    In 1996, CIGNA implemented SFAS No. 123, "Accounting for Stock-Based Compensation." This statement provides guidance on the accounting and reporting for the cost of stock-based compensation. The cost related to stock options is permitted to be recorded or disclosed, and such cost must be measured at the grant date based upon estimated fair values using an option pricing model. CIGNA implemented SFAS No. 123 by disclosing the pro forma effect on net income of stock options. See Note 11 for further information.

    In 1993, CIGNA implemented SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which required that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held-to-maturity. During the fourth quarter of 1995, the Financial Accounting Standards Board (FASB) issued a guide to implementation of SFAS No. 115, which permitted a one-time opportunity to reclassify securities subject to SFAS No. 115. Consequently, CIGNA reclassified all held-to-maturity securities to available-for-sale as of December 31, 1995. The non-cash reclassification of these securities, which had an aggregate amortized cost of $11.8 billion and fair value of $12.8 billion, resulted in an increase of approximately $300 million, net of policyholder-related amounts and deferred income taxes, in net unrealized appreciation included in Shareholders' Equity as of December 31, 1995.

    In 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on the accounting and disclosure for impaired loans. In 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures," which eliminates the income recognition requirements of SFAS No. 114. CIGNA adopted SFAS Nos. 114 and 118 in the first quarter of 1995, which resulted in an $8 million increase in net income.

    C) FINANCIAL INSTRUMENTS: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities, debt, and off-balance-sheet financial instruments such as investment and loan commitments and financial guarantees. These instruments are subject to risk of loss due to interest rate and market fluctuations and most have credit risk. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss.

    Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, except for Mortgage Loans, Contractholder Deposit Funds (non-insurance products) and Long-term Debt. For these financial instruments, the fair value was not materially different from the carrying amount as of December 31, 1996 and 1995. Fair values of off-balance-sheet financial instruments as of December 31, 1996 and 1995 were not material.

    Fair values for financial instruments are estimates that, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.

    D) INVESTMENTS: Investments in fixed maturities, which are classified as available-for-sale, include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.

    Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Mortgage loans are considered impaired when it is probable that CIGNA will not collect all amounts according to the contractual terms of the loan agreement. If impaired, a valuation reserve is utilized to record any change in the fair value of the underlying collateral below the carrying value of the mortgage loan.

    Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status. Net investment income on such investments is recognized only when payment is received.

    Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less any write-downs to fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of these assets.

    Real estate investments held for sale are generally those which are acquired through the foreclosure of mortgage loans. CIGNA's policy is to rehabilitate, re-lease and sell foreclosed properties, which generally takes two to four years. At the time of foreclosure, properties are valued at fair value less estimated costs to sell and reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of cost or current fair value less estimated costs to sell. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves, and reported in realized investment gains and losses. CIGNA considers several methods in determining fair value for real estate, with emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals. Effective with the implementation of SFAS No. 121, real estate held for sale is no longer depreciated.

    Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity. Short-term investments are carried at fair value, which approximates cost. Equity securities and short-term investments are classified as available-for-sale.

    Policy loans generally are carried at unpaid principal balances.

    Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves. Realized investment gains and losses do not include amounts attributable to experience-rated pension policyholders' contracts and participating life policies (policyholder share). Realized investment gains and losses are based upon specific identification of the investment assets.

    Unrealized investment gains and losses for investments carried at fair value, are included in Shareholders' Equity net of policyholder-related amounts and deferred income taxes.

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

    G) DEFERRED POLICY ACQUISITION COSTS: Acquisition costs consist of commissions, premium taxes and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs for:

- property and casualty products are deferred and amortized over the terms of the insurance policies;

- universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected lives of the contracts;

- annuity and other individual life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods; and

-   other products are expensed as incurred.

    Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed. If such costs are estimated to be unrecoverable as a result of treating unrealized investment gains and losses as though they had been realized, a deferred acquisition cost valuation allowance may be established or adjusted, with a comparable offset in net unrealized appreciation (depreciation).

    H) PROPERTY AND EQUIPMENT: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $1.1 billion at December 31, 1996 and 1995.

    I) OTHER ASSETS: Other Assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.

    J) GOODWILL: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Goodwill is amortized on systematic bases over periods, not exceeding 40 years, that correspond with the benefits estimated to be derived from the acquisitions. CIGNA evaluates the carrying amount of goodwill by analyzing historical and estimated future income and undiscounted estimated cash flows of the related businesses. Goodwill is written down when impaired. Amortization periods are revised if it is estimated that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $959 million and $909 million at December 31, 1996 and 1995, respectively.

    K) SEPARATE ACCOUNTS: Separate account assets and liabilities are carried at market value and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in CIGNA's revenues and expenses.

    L) CONTRACTHOLDER DEPOSIT FUNDS: Liabilities for Contractholder Deposit Funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality charges.

    M) UNPAID CLAIMS AND CLAIM EXPENSES: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on reported claims and incurred but not reported claims on property and casualty, health and dental coverages. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.

    N) FUTURE POLICY BENEFITS: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2% to 11%, generally graded down from 1 to 20 years. Mortality, morbidity and withdrawal assumptions are based on either CIGNA's own experience or various actuarial tables.

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

    R) PREMIUMS AND FEES, REVENUES AND RELATED EXPENSES: Premiums for property and casualty insurance, group life, accident and health insurance, and prepaid health and dental coverages are recognized as revenue on a pro-rata basis over their contract periods. Benefits, losses and settlement expenses are recognized when incurred.

    Premiums for individual life insurance as well as individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.

    Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting universal life products and is recognized as earned. Fees for mortality are recognized ratably over the policy year. Administration fees are recognized as services are provided, and surrender charges are recognized as earned. Benefit expenses for universal life products consist of benefit claims in excess of fund balances, which are recognized when claims are filed, and interest credited in accordance with contract provisions.

    Revenues for investment-related products consist of net investment income and contract fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting investment-related products and is recognized as earned. Contract fees are based upon related administrative expenses and are assessed ratably over the contract year. Benefit expenses for investment-related products primarily consist of interest credited in accordance with contract provisions.

    S) PARTICIPATING BUSINESS: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in a portion of the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for approximately 6% of total life insurance in force at December 31, 1996 and 1995, compared with 5% at December 31, 1994.

    T) INCOME TAXES: CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return; foreign subsidiaries file tax returns in accordance with applicable foreign regulations. Included in tax returns for domestic subsidiaries are the taxable income and credits for taxes paid for certain foreign subsidiaries. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

    Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. See
Note 9 for additional information.

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

    CIGNA had various acquisitions and dispositions during 1996, 1995 and 1994, the effects of which were not material to the financial statements.

    In February 1997, CIGNA announced its intent to acquire the outstanding shares of Healthsource, Inc. (Healthsource) for $1.65 billion, including the payment of approximately $250 million of outstanding Healthsource long-term debt. Healthsource's principal businesses are managed care and group indemnity insurance. The transaction, which is subject to regulatory approval, is expected to be completed in 1997. Healthsource had revenues of $1.7 billion and a net loss of $4 million for 1996. Healthsource's shareholders' equity was approximately $400 million as of December 31, 1996.

NOTE 4 -- INVESTMENTS

    A) FIXED MATURITIES: Fixed maturities are net of cumulative write-downs of $131 million and $144 million, including policyholder share, as of December 31, 1996 and 1995, respectively.

    The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, as of December 31, 1996 were as follows:

--------------------------------------------------------------
                                         Amortized        Fair
(In millions)                                 Cost       Value
--------------------------------------------------------------
Due in one year or less                    $ 1,577     $ 1,635
Due after one year through five years        9,558       9,890
Due after five years through ten years       8,306       8,660
Due after ten years                          5,650       6,238
Asset-backed securities                      8,313       8,510
--------------------------------------------------------------
Total                                      $33,404     $34,933
-------------------------------------------===================

    Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, CIGNA may extend maturities in some cases.

    Gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:

----------------------------------------------------------------
                                   December 31, 1996
----------------------------------------------------------------
                                  Unrealized Unrealized
                        Amortized    Apprec-    Deprec-     Fair
(In millions)                Cost     iation     iation    Value
----------------------------------------------------------------
Federal government
    bonds                 $ 1,104     $  181   $ (10)    $ 1,275
State and local
    government bonds        1,608        176      (8)      1,776
Foreign government
    bonds                   2,272        177     (33)      2,416
Corporate securities       20,107      1,044    (195)     20,956
Asset-backed securities     8,313        285     (88)      8,510
----------------------------------------------------------------
Total                     $33,404     $1,863   $(334)    $34,933
--------------------------======================================
                                    December 31, 1995
----------------------------------------------------------------
Federal government
    bonds                 $ 1,307     $  344   $  (1)    $ 1,650
State and local
    government bonds        1,594        226      (4)      1,816
Foreign government
    bonds                   2,354        161      (7)      2,508
Corporate securities       20,207      1,905     (99)     22,013
Asset-backed securities     7,813        500     (59)      8,254
----------------------------------------------------------------
Total                     $33,275     $3,136   $(170)    $36,241
--------------------------======================================

    Asset-backed securities include investments in CMOs as of December 31, 1996 of $3.4 billion carried at fair value (amortized cost, $3.4 billion), compared with $3.3 billion carried at fair value (amortized cost, $3.2 billion) as of December 31, 1995. Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality ratings through use of credit enhancements provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are subject to interest rate risk due to accelerated prepayments, represented approximately 1% of total CMO investments at December 31, 1996 and 1995.

    At December 31, 1996, contractual fixed maturity investment commitments were $104 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that approximately 75% will be disbursed in 1997.

    B) MORTGAGE LOANS AND REAL ESTATE: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally approximate 75% of the property's value at the time the original loan is made.

    At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

--------------------------------------------------------------
(In millions)                                   1996      1995
--------------------------------------------------------------
Mortgage loans                               $10,927   $11,010
                                         ---------------------
Real estate:
  Held for sale                                  607       720
  Held for the production of income              495       563
                                         ---------------------
Total real estate                              1,102     1,283
--------------------------------------------------------------
Total                                        $12,029   $12,293
---------------------------------------------=================

    At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

--------------------------------------------------------------
(In millions)                                1996         1995
--------------------------------------------------------------
PROPERTY TYPE:
   Retail facilities                      $ 4,822      $ 4,696
   Office buildings                         4,498        4,804
   Apartment buildings                      1,420        1,392
   Hotels                                     684          731
   Other                                      605          670
--------------------------------------------------------------
Total                                     $12,029      $12,293
------------------------------------------====================
GEOGRAPHIC REGION:
   Central                                $ 3,762      $ 3,815
   Pacific                                  2,705        2,772
   Middle Atlantic                          2,025        2,063
   South Atlantic                           1,688        1,813
   New England                              1,213        1,252
   Other                                      636          578
--------------------------------------------------------------
Total                                     $12,029      $12,293
------------------------------------------====================

    MORTGAGE LOANS

    At December 31, 1996, scheduled mortgage loan maturities were as follows:
1997 -- $898 million; 1998 -- $725 million; 1999 -- $1.4 billion; 2000 -- $1.6 billion; 2001 -- $1.3 billion; and $5 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced. During 1996 and 1995, CIGNA refinanced at current market rates approximately $520 million and $400 million, respectively, of its mortgage loans relating to borrowers that were unable to obtain alternative financing.

    At December 31, 1996, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $425 million, all of which were at a fixed market rate of interest. These commitments expire within three months, and are diversified by property type and geographic region.

    At December 31, 1996, CIGNA's impaired mortgage loans were $848 million, including $462 million before valuation reserves totaling $101 million, and $386 million, which had no valuation reserves. At December 31, 1995, CIGNA's impaired mortgage loans were $874 million, including $474 million before valuation reserves totaling $88 million, and $400 million, which had no valuation reserves.

    During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

--------------------------------------------------------------
(In millions)                                   1996      1995
--------------------------------------------------------------
Reserve balance -- January 1                    $ 88      $179
Transfers to foreclosed real estate              (30)      (54)
Charge-offs upon sales                           (20)      (50)
Net increase in valuation reserves                63        13
--------------------------------------------------------------
Reserve balance -- December 31                  $101      $ 88
--------------------------------------------------------------
                                          --------------------

    During 1996 and 1995, impaired mortgage loans, before valuation reserves, averaged approximately $885 million and $1 billion, respectively, and interest income recorded and cash received on these loans was approximately $75 million in each year.

REAL ESTATE

    During 1996, 1995 and 1994, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $114 million, $146 million and $169 million, respectively.

    Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $344 million and $381 million as of December 31, 1996 and 1995, respectively.

    Net income for 1996 included $15 million and $1 million for net investment income and write-downs upon foreclosures, respectively, for real estate held for sale.

    C) SHORT-TERM INVESTMENTS AND CASH EQUIVALENTS: At December 31, 1996 and 1995, short-term investments and cash equivalents, in the aggregate, primarily included debt securities, principally corporate securities of $1.4 billion.

    D) NET UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS: Unrealized appreciation (depreciation) for investments carried at fair value as of December 31 were as follows:

--------------------------------------------------------------
(In millions)                                 1996        1995
--------------------------------------------------------------
Unrealized appreciation:
    Fixed maturities                        $1,863      $3,136
    Equity securities                          198         151
                                     -------------------------
                                             2,061       3,287
                                     -------------------------
Unrealized depreciation:
    Fixed maturities                          (334)       (170)
    Equity securities                          (70)        (55)
                                     -------------------------
                                              (404)       (225)
                                     -------------------------
                                             1,657       3,062
Less policyholder-related amounts              723       1,408
                                     -------------------------
Shareholder net unrealized
   appreciation                                934       1,654
Less deferred income taxes                     307         556
--------------------------------------------------------------
Net unrealized appreciation                 $  627      $1,098
-------------------------------------=========================

    Net unrealized appreciation for investments carried at fair value is included as a separate component of Shareholders' Equity, net of policyholder-related amounts and deferred income taxes. The net unrealized appreciation (depreciation) for these investments, primarily fixed maturities, during 1996, 1995 and 1994 was ($471) million, $1.1 billion and ($1.2) billion, respectively.

    During 1995 and 1994, certain fixed maturities were carried at amortized cost in the financial statements. The change in net unrealized appreciation (depreciation) for such investments was $20 million and ($1.5) billion in 1995 and 1994, respectively.

    E) NON-INCOME PRODUCING INVESTMENTS: At December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding 12 months were as follows:

--------------------------------------------------------------
(In millions)                                 1996        1995
--------------------------------------------------------------
Fixed maturities                              $ 82        $102
Mortgage loans                                  14          17
Real estate                                    173         288
Other long-term investments                     12           8
--------------------------------------------------------------
Total                                         $281        $415
-------------------------------------=========================

    F) DERIVATIVE FINANCIAL INSTRUMENTS: CIGNA's investment strategy is to manage the characteristics of investment assets, such as liquidity, currency, yield and duration, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA's use of derivative instruments, including interest rate and currency swaps, purchased options and futures contracts, is limited to hedging applications to minimize market risk.

    Hedge accounting treatment requires a probability of high correlation between the changes in the market value or cash flows of the derivatives and the hedged assets or liabilities. Under hedge accounting, the changes in market value or cash flows of the derivatives and the hedged assets or liabilities are recognized in net income in the same period. If CIGNA's use of derivatives does not qualify for hedge accounting treatment, the derivative is recorded at fair value and changes in its fair value are recognized in net income without considering changes in the hedged asset or liability.

    CIGNA routinely monitors, by individual counterparty, exposure to credit risk associated with swap and option contracts and diversifies the portfolio among approved dealers of high credit quality. Futures contracts are exchange-traded and, therefore, credit risk is limited since the exchange assumes the obligations. CIGNA manages legal risks by following industry standardized documentation procedures and by monitoring legal developments.

    Underlying contract, notional or principal amounts associated with derivatives at December 31 were as follows:

--------------------------------------------------------------
(In millions)                                1996         1995
--------------------------------------------------------------
Interest rate swaps                          $408         $601
Currency swaps                               $304         $371
Purchased options                            $632         $ 84
Futures                                      $ 45         $ 22
--------------------------------------------------------------

    Under interest rate swaps, CIGNA agrees with other parties to periodically exchange the difference between variable rate and fixed rate asset cash flows to provide stable returns for related liabilities. CIGNA uses currency swaps (primarily Canadian dollars, pounds sterling and Swiss francs) to match the currency of investments to that of the associated liabilities. Under currency swaps, the parties exchange principal and interest amounts in two relevant currencies using agreed-upon exchange amounts.

    The net interest cash flows from interest rate and currency swaps are recognized currently as an adjustment to net investment income, and the fair value of these swaps is reported as an adjustment to the related investments.

    Using purchased options to reduce the effect of changes in interest rates or equity indexes on liabilities, CIGNA pays an up-front fee to receive cash flows from third parties when interest rates or equity indexes vary from specified levels. Purchased options that qualify for hedge accounting are recorded consistent with the related liabilities, at amortized cost plus adjustments based on current equity indexes, and income is reported as an adjustment to benefit expense. Purchased options are reported in other assets, and fees paid are amortized to benefit expense over their contractual periods. Purchased options with underlying notional amounts of $112 million at December 31, 1996 that are designated as hedges, but do not qualify for hedge accounting, are reported in other long-term investments at fair value with changes in fair value recognized as realized investment gains and losses.

    Interest rate futures are used to temporarily hedge against the changes in market values of bonds and mortgage loans to be purchased or sold. Under futures contracts, changes in the contract values are settled in cash daily with the exchange on which the instrument is traded. These changes in contract values are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or are recognized in full as realized investment gains and losses if investments are sold. Gains and losses on futures contracts deferred in anticipation of investment purchases were immaterial at December 31, 1996 and 1995.

    The effects of interest rate and currency swaps, purchased options and futures on the components of net income for 1996, 1995 and 1994 were not material.

    As of December 31, 1996 and 1995, CIGNA's variable interest rate investments consisted of approximately $1.5 billion and $1.4 billion of fixed maturities, respectively. As of December 31, 1996 and 1995, CIGNA's fixed interest rate investments consisted of $33.4 billion and $34.8 billion, respectively, of fixed maturities, and $10.9 billion and $11 billion, respectively, of mortgage loans.

    G) OTHER: As of December 31, 1996 and 1995, CIGNA had no concentration of investments in a single investee exceeding 10% of Shareholders' Equity.

NOTE 5 -- INVESTMENT INCOME AND GAINS AND LOSSES

    A) NET INVESTMENT INCOME: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:


-------------------------------------------------------
(In millions)                  1996      1995      1994
-------------------------------------------------------
Fixed maturities             $2,613    $2,571    $2,465
Equity securities                20        47        67
Mortgage loans                  982       932       892
Policy loans                    561       511       371
Real estate                     223       317       327
Other long-term
   investments                   65        77        73
Short-term investments          110       199       128
                             --------------------------
                              4,574     4,654     4,323
Less investment expenses        241       358       377
-------------------------------------------------------
Net investment income        $4,333    $4,296    $3,946
-----------------------------==========================

    Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.8 billion for both 1996 and 1995, compared with $1.5 billion for 1994. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $1.1 billion, $885 million and $699 million for 1996, 1995 and 1994, respectively.

    As of December 31, 1996, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $166 million and $370 million, including restructured investments of $144 million and $312 million, respectively. As of December 31, 1995, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $196 million and $575 million, including restructured investments of $139 million and $494 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $15 million, $14 million and $27 million in 1996, 1995 and 1994, respectively.

    B) REALIZED INVESTMENT GAINS AND LOSSES: Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

-------------------------------------------------------------
(In millions)                         1996      1995     1994
-------------------------------------------------------------
Realized investment gains (losses):
  Fixed maturities                    $ 37      $ 26     $ (6)
  Equity securities                     24       187       38
  Mortgage loans                       (23)       (3)      (1)
  Real estate                           29        19       10
  Other                                 24         4        1
                                      -----------------------
                                        91       233       42
Less income taxes                       37        55       14
-------------------------------------------------------------
Net realized investment gains         $ 54      $178     $ 28
--------------------------------------=======================

    Realized investment gains and losses include impairments in the value of investments, net of recoveries, of $51 million, $46 million and $50 million in 1996, 1995 and 1994, respectively.

    Realized investment gains (losses) for separate accounts, which are not reflected in CIGNA's revenues, were $305 million, $412 million and ($51) million for 1996, 1995 and 1994, respectively. Realized investment gains (losses) attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were $82 million, ($7) million and $5 million for 1996, 1995 and 1994, respectively.

    Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:


-----------------------------------------------------
(In millions)              1996       1995       1994
-----------------------------------------------------
Proceeds from sales      $6,444     $8,160     $5,549
Gross gains on sales       $239       $426       $232
Gross losses on sales     ($158)     ($205)     ($222)
-----------------------------------------------------

    Prior to the SFAS No. 115 reclassification described in Note 2(B), $218 million of fixed maturities classified as held-to-maturity, including policyholder share, were transferred to the available-for-sale category in 1995 with no material effect on Shareholders' Equity.

NOTE 6 - DEBT

   Short-term and long-term debt consisted of the following at December 31:


-------------------------------------------------------------------
(In millions)                                      1996        1995
-------------------------------------------------------------------
SHORT-TERM
  Commercial paper                               $  247      $  253
  Current maturities of long-term debt               42         161
-------------------------------------------------------------------
Total short-term debt                            $  289      $  414
------------------------------------------=========================
LONG-TERM
  Unsecured Debt:
        8.16% Notes due 2000                     $   25      $   25
        8 3/4% Notes due 2001                       100         100
        7.17% Notes due 2002                         25          25
        7.4% Notes due 2003                         100         100
        6 3/8% Notes due 2006                       100         100
        8 1/4% Notes due 2007                       100         100
        7.65% Notes due 2023                        100         100
        8.3% Notes due 2023                         100         100
        Medium-term Notes                           203         242
  Secured Debt (principally by real estate)         168         174
-------------------------------------------------------------------
Total long-term debt                             $1,021      $1,066
------------------------------------------=========================

    CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1996 and 1995, the weighted average interest rate on commercial paper was 5.6% and 5.9%, respectively.

   Medium-term notes have original maturity dates ranging from approximately five to ten years and interest rates ranging from 5 3/4% to 9 3/4%. As of December 31, 1996 and 1995, the weighted average interest rate on medium-term notes was 8.5%.

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

   As of December 31, 1996, CIGNA had available approximately $660 million in committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years and are paid for by using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.

   As of December 31, 1996, CIGNA had approximately $800 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.

   Maturities of long-term debt for each of the next five years are as follows:
1997 -- $42 million; 1998 -- $85 million; 1999 -- $60 million; 2000 -- $56 million; and 2001 -- $148 million.

   Interest expense was $102 million, $120 million and $121 million in 1996, 1995 and 1994, respectively.

NOTE 7 -- COMMON AND PREFERRED STOCK

-------------------------------------------------------------
(Shares in thousands)               1996       1995      1994
-------------------------------------------------------------
Common: Par value $1
  200,000 shares authorized
    Outstanding -- January 1      76,332     72,225    72,015
    Issued for stock option
        and other benefit plans      294        504       210
    Issued upon conversion
       of  8.2% Convertible
       Subordinated Debentures        --      3,603        --
    Repurchase of common stock    (2,428)        --        --
                                  ---------------------------
    Outstanding -- December 31    74,198     76,332    72,225
    Treasury shares               13,432     11,014    10,844
-------------------------------------------------------------
Issued -- December 31             87,630     87,346    83,069
----------------------------------===========================


   Stock issued under stock option and other benefit plans resulted in increases in Additional Paid-in Capital of $36 million, $41 million and $26 million in 1996, 1995 and 1994, respectively. Such stock issuances also resulted in net increases in Treasury Stock of $12 million, $14 million and $19 million in 1996, 1995 and 1994, respectively. During 1996, Treasury Stock increased by approximately $300 million as a result of repurchase of common stock. In 1995, conversion of CIGNA's 8.2% Convertible Subordinated Debentures resulted in an increase in Common Stock and Additional Paid-in Capital of $4 million and $247 million, respectively.

   Under CIGNA's shareholder rights plan, Preferred Stock Purchase Rights (Rights) attach to all outstanding shares of CIGNA common stock. The Rights trade with the stock until the Rights become exercisable. They are exercisable only if a party acquires, or announces a tender offer to acquire, 20% or more of the outstanding common stock. Each Right entitles the shareholder to buy for a $200 exercise price 1/100 of a share of Junior Participating Preferred Stock Series D, having dividend and voting rights approximately equal to one share of common stock. Under certain circumstances, including the acquisition of 20% or more of the outstanding common stock by an acquirer, all Rights holders except the acquirer may purchase shares of common stock worth twice the exercise price. If CIGNA is acquired in a merger after the acquisition of 20% of outstanding common stock, Rights holders may purchase the acquirer's shares at a similar discount. CIGNA may redeem the Rights for five cents each at any time before an acquirer acquires 20% of its outstanding common stock, and thereafter under certain circumstances.

   CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1996, 1995 and 1994.

NOTE 8 -- SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

   The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which differ in certain respects from generally accepted accounting principles. As permitted by a state insurance department, certain of CIGNA's insurance subsidiaries discount certain asbestos-related and environmental pollution liabilities, which increased statutory surplus by approximately $240 million and $260 million as of December 31, 1996 and 1995, respectively.

   As part of its overall restructuring of the domestic property and casualty operations, CIGNA contributed $375 million of additional capital to certain property and casualty insurance companies in 1996. See Note 16 for additional information on the restructuring.

   As a result of property and casualty losses, CIGNA contributed $250 million of capital in 1994 to enhance the capital base of the domestic property and casualty operations.

   The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:


-------------------------------------------------------------
(In millions)                      1996       1995       1994
-------------------------------------------------------------
LIFE INSURANCE COMPANIES:
   Net income                    $  680     $  471     $  514
   Surplus                       $2,683     $2,672     $2,564
PROPERTY AND CASUALTY
  INSURANCE COMPANIES:
   Net  income (loss)            $  164     $ (201)    $   51
   Surplus                       $1,655     $1,589     $1,565
-------------------------------------------------------------

  CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the amount of annual dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1997 without prior approval is approximately $1.2 billion. The amount of restricted net assets as of December 31, 1996 was approximately $6.4 billion.

NOTE 9 -- INCOME TAXES

   CIGNA's net deferred tax asset of $2 billion and $1.9 billion as of December 31, 1996 and 1995, respectively, reflects management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax asset based on CIGNA's earnings history and its future expectations. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.

   CIGNA's deferred tax asset is net of valuation allowances of $47 million and $48 million as of December 31, 1996 and 1995, respectively. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset for certain foreign operations will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. During 1996, 1995 and 1994, the valuation allowance was increased (decreased) by ($1) million, $1 million and ($6) million, respectively, to reflect management's assessment of changes related to certain foreign operations.

    As of December 31, 1996 and 1995, the net deferred tax asset included a benefit of $53 million and $287 million, respectively, resulting from tax basis net operating loss carryforwards of $150 million and $819 million, respectively. Subject to statutory limitations, these carryforwards are available to offset future taxable income through the year 2010.

    In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1996 would result in a tax liability of $158 million only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.

   CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits of the years 1982 through 1990. One issue, which relates only to years prior to 1989, remains outstanding, and it could result in an assessment of approximately $220 million. CIGNA is contesting this issue in court. Although the outcome is uncertain, management believes that CIGNA should prevail.

   In management's opinion, adequate tax liabilities have been established for all years.

   The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:

---------------------------------------------------------------
(In millions)                                   1996       1995
---------------------------------------------------------------
DEFERRED TAX ASSETS:
    Loss reserve discounting                  $  779     $  741
    Other insurance and contractholder
      liabilities                                607        718
    Employee and retiree benefit plans           450        433
    Investments, net                             284        211
    Operating loss carryforwards                  53        287
    Bad debt expense                             122        123
    Other                                        254        195
                                              -----------------
    Deferred tax assets before valuation
       allowance                               2,549      2,708
    Valuation allowance for deferred tax
       assets                                    (47)       (48)
                                              -----------------
    Deferred tax assets, net of valuation
       allowance                               2,502      2,660
                                              -----------------
DEFERRED TAX LIABILITIES:
   Unrealized appreciation on investments        307        556
   Depreciation                                  112        129
   Policy acquisition expenses                    36         52
   Other                                          49         57
                                              -----------------
   Total deferred tax liabilities                504        794
---------------------------------------------------------------
Net deferred income tax asset                 $1,998     $1,866
----------------------------------------------=================

   The components of income taxes for the year ended December 31 were as follows:

----------------------------------------------------
(In millions)           1996        1995        1994
----------------------------------------------------
CURRENT TAXES:
    U.S. income         $339       $ 185        $182
    Foreign income        80          73          42
                        ----------------------------
                         419         258         224
                        ----------------------------
DEFERRED TAXES
   (BENEFITS):
    U.S. income          108        (212)         22
    Foreign income        18          (6)          5
                        ----------------------------
                         126        (218)         27
----------------------------------------------------
Total income taxes      $545       $  40        $251
------------------------============================

   Total income taxes for the year ended December 31 were less than the amount computed using the nominal federal income tax rate of 35% for the following reasons:

------------------------------------------------------------------------------------
(In millions)                                   1996            1995            1994
------------------------------------------------------------------------------------
Tax expense at nominal rate                     $560            $88             $282
Tax exempt interest income                       (31)           (34)             (37)
Realized investment gains                          1            (24)              (5)
Dividends received deduction                      (7)            (8)             (10)
Amortization of goodwill                          17             16               30
Interest on provisions                             7             10               10
Resolved federal tax audit issues                 --             (7)              (7)
Other                                             (2)            (1)             (12)
------------------------------------------------------------------------------------
Total income taxes                              $545            $40             $251
------------------------------------------------====================================

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

   The following table summarizes the status as of December 31 of pension plans for which assets exceeded accumulated benefit obligations:

-----------------------------------------------------------------------
(In millions)                                          1996        1995
-----------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation                       $1,826       $1,877
                                                    -------------------
    Accumulated benefit obligation                  $1,867       $1,913
                                                    -------------------
Pension liability included in Other Liabilities:
    Projected benefit obligation                    $2,244       $2,318
    Less plan assets at fair value                   2,288        2,071
                                                    -------------------
    Plan assets (greater) less than projected
         benefit obligation                            (44)         247
    Unrecognized net gain (loss) from past
         experience                                     72         (225)
    Unrecognized prior service cost                    (27)         (28)
    Unamortized SFAS 87 transition asset                48           58
-----------------------------------------------------------------------
Pension liability                                   $   49       $   52
----------------------------------------------------===================

   At December 31, 1996 and 1995, plans under which accumulated benefits exceeded assets had projected benefit obligations of $296 million and $246 million, respectively, and related assets at fair value of $49 million and $37 million for 1996 and 1995, respectively. The accumulated benefit obligation as of December 31, 1996 and 1995 related to these plans was $211 million and $187 million, respectively. The pension liability included in Other Liabilities related to these plans was $172 million and $157 million, respectively.

   Components of net pension cost for all plans for the year ended December 31 were as follows:

----------------------------------------------------------
(In millions)                     1996      1995      1994
----------------------------------------------------------
Service cost -- benefits
    earned during the year       $ 100     $  83     $ 104
Interest accrued on projected
    benefit obligation             174       163       151
Actual return on assets           (269)     (392)      (26)
Net amortization and deferral      106       231      (121)
----------------------------------------------------------
Net pension cost                 $ 111     $  85     $ 108
---------------------------------=========================

    Determination of the projected benefit obligation was based on an estimated discount rate of 7.5% and 7.1% for 1996 and 1995, respectively, and an estimated long-term rate of compensation increase of 4.7% for both 1996 and 1995. The estimated long-term rate of return on assets was 9% for both 1996 and 1995. Substantially all Plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 97,500 and 297,500 shares of CIGNA common stock at December 31, 1996 and 1995, respectively, with a market value of $13 million and $31 million at December 31, 1996 and 1995, respectively.

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

    In 1996, CIGNA amended its health care plan for certain current and future retirees effective January 1, 1997, whereby health benefits will be provided primarily through CIGNA's managed care networks in exchange for a fixed reimbursement amount per retiree from Medicare. The effect of the plan amendment was to reduce the accumulated benefit obligation by $110 million. The reduction of the liability is being amortized into income over the average remaining employee service period, approximately 17 years.

    An employer's postretirement benefit liability is primarily measured by determining the present value of the projected future costs of health benefits based on an estimate of health care cost trend rates.

    The following table summarizes the underfunded plans' benefit obligations reconciled with the amount included in Other Liabilities as of December 31:

---------------------------------------------------------------
(In millions)                                      1996    1995
---------------------------------------------------------------
Actuarial present value of benefit obligations:
   Retirees                                        $379    $446
   Other fully eligible plan participants            11      27
   Other active plan participants                    72     170
                                                   ------------
Total accumulated benefit obligations               462     643
Less plan assets at fair value                       54      54
                                                   ------------
Plan assets less than accumulated
    benefit obligations                             408     589
Unrecognized net gain from past experience          234     158
Unrecognized prior service cost                     254     156
---------------------------------------------------------------
Other postretirement benefit liability             $896    $903
---------------------------------------------------============

    At December 31, 1996 and 1995, plan assets of $54 million represented partial funding for retiree life insurance plans with accumulated benefit obligations of $129 million and $131 million, respectively, and such plan assets were invested in the general account assets of CGLIC, with an estimated long-term rate of return of 7% for both 1996 and 1995.

    Components of net other postretirement benefit cost for the year ended December 31 were as follows:

-------------------------------------------------------------
(In millions)                        1996      1995      1994
-------------------------------------------------------------
Service cost -- benefits earned
    during the year                  $ 10      $ 14      $ 23
Interest accrued on benefit
    obligation                         38        44        49
Actual return on assets                (1)       (9)        2
Net amortization and deferral         (26)      (13)      (16)
-------------------------------------------------------------
Net other postretirement
    benefit cost                     $ 21      $ 36      $ 58
-------------------------------------========================

    Determination of the accumulated other postretirement benefit obligations for 1996 and 1995 was based on an estimated discount rate of 7.5% and 7.2%, respectively, and an estimated long-term rate of compensation increase of 4.5% for both 1996 and 1995. The estimated rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 10.0% decreasing ratably to 5.5% over five years, which reflects CIGNA's current claim experience and management's estimate that future rates of growth will decline. Increasing the health care cost trend rate by one percentage point for each future year would increase accumulated other postretirement benefit obligations by $40 million and the annual service and interest cost by $4 million, before taxes.

    C) OTHER POSTEMPLOYMENT BENEFITS: CIGNA and certain of its subsidiaries provide certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans.

     Although severance benefits accumulate with additional service, CIGNA recognizes severance expense when severance is probable and the costs can be reasonably estimated. Postemployment benefits other than severance generally do not vest or accumulate; therefore, the estimated cost of benefits are accrued when determined to be probable and estimable, generally upon disability or termination. See Note 16 for additional information regarding severance benefits accrued as part of cost reduction plans.

    D) CAPITAL ACCUMULATION PLANS: CIGNA sponsors various capital accumulation plans in which employee contributions on a pre-tax basis (401(k)) are supplemented by CIGNA matching contributions. Contributions are invested, at the election of the employee, in one or more of the following investments:
CIGNA common stock fund, several non-CIGNA stock and bond portfolios, and a fixed-income fund. CIGNA's expense for such plans totaled $39 million, $37 million and $34 million for 1996, 1995 and 1994, respectively.

NOTE 11 -- EMPLOYEE INCENTIVE PLANS

    The People Resources Committee of the Board of Directors can award to key employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans. As of December 31, 1996, 1995 and 1994, stock available for award aggregated 5,095,415 shares, 6,007,504 shares and 1,746,135 shares, respectively. The increase in 1995 was due to the adoption of a new plan. In 1997, CIGNA registered an additional one million shares of stock to be available for award under these plans.

    Grants of restricted stock are awarded annually, with vesting periods ranging from three to five years. Although recipients are entitled to receive dividends and vote restricted stock during the vesting period, termination of employment prior to vesting results in forfeiture of the stock. Grants of restricted shares of CIGNA common stock during 1996, 1995 and 1994 totaled 143,278 shares, 321,494 shares and 331,757 shares, respectively, at a weighted average fair value per share of $118.41, $74.37 and $63.03, respectively. Restricted stock grants of 653,739 shares for 1,274 employees were outstanding at December 31, 1996. Compensation cost related to restricted stock grants was not material to CIGNA's results of operations, liquidity or financial condition.

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

    The following table summarizes the status of, and changes in, common stock options outstanding for the year ended December 31:

--------------------------------------------------------------------------------------------------------------------------------
                                            1996                              1995                             1994
--------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                           Weighted                       Weighted
                                                       Average                            Average                        Average
                                     Shares     Exercise Price          Shares     Exercise Price       Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding -- January 1          1,608,889            $ 71.15       1,611,949             $65.60      745,614            $57.57
      Granted                       871,320             121.15         536,823              79.05    1,095,200             69.66
      Exercised                    (803,134)             71.33        (509,533)             61.87     (116,943)            52.46
      Expired or canceled          ( 49,109)             89.73        ( 30,350)             71.85     (111,922)            65.88
                                  ---------                          ---------                       ---------
Outstanding -- December 31        1,627,966              97.26       1,608,889              71.15    1,611,949             65.60
----------------------------------==============================================================================================
Options exercisable at year-end     664,784            $ 75.62         683,376             $64.80      486,917            $57.70
----------------------------------==============================================================================================

    The following table summarizes the range of exercise prices for outstanding common stock options at December 31, 1996:

---------------------------------------------------------------
                                           Range Of Exercise
                                                 Prices
---------------------------------------------------------------
                                        $48.00 to    $102.25 to
                                        $   80.25    $   141.00
---------------------------------------------------------------
Options outstanding                       730,407       897,559
    Weighted average remaining
      contractual life                  7.1 years     8.5 years
    Weighted average exercise price     $   68.99    $   120.37
Options exercisable                       537,907       126,877
    Weighted average exercise price     $   66.78    $   113.11
---------------------------------------------------------------

    The weighted average fair value of options granted during 1996 and 1995 was $29.98 and $18.16, respectively. Fair value of each option grant in 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following assumptions:

-----------------------------------------------------------
                                       1996           1995
-----------------------------------------------------------
Dividend yield                           3.5%           4.6%
Expected volatility                     26.2%          25.5%
Risk-free interest rate                  5.9%           7.1%
Expected option life                 6 years        6 years
-----------------------------------------------------------

    CIGNA's net income would have been reduced by $10 million and $2 million in 1996 and 1995, respectively, and earnings per share would have been reduced by $0.13 and $0.03 had CIGNA recorded compensation expense for stock options based on their fair value at the grant date.

NOTE 12 -- EARNINGS PER SHARE

    Earnings per share were based on net income divided by weighted average common shares, including common share equivalents, of 76.2 million, 73.7 million and 72.3 million for 1996, 1995 and 1994, respectively.

    There was no significant difference between earnings per share on a primary and a fully diluted basis.

    As discussed in Note 6, during 1995 CIGNA's 8.2% Convertible Subordinated Debentures were converted into approximately 3.6 million shares of CIGNA common stock. If these conversions had taken place on January 1, 1995 and the related interest expense ($10 million after-tax) were excluded from net income for the year, earnings per share for 1995 would have been $2.89.

NOTE 13 -- REINSURANCE

    In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 1996 and 1995, approximately 7% and 8%, respectively, of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.

    Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies and disputes, could result in losses. Allowances for uncollectible amounts were $711 million and $700 million as of December 31, 1996 and 1995, respectively. During 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax ($138 million after-tax) for asbestos-related and environmental pollution losses, assumed reinsurance and other commercial exposures. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

    The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

------------------------------------------------------------
(In millions)                      1996      1995       1994
------------------------------------------------------------
SHORT-DURATION CONTRACTS
Premiums and fees:
   Direct                       $12,346   $12,144    $12,281
   Assumed                        1,534     1,881      2,039
   Ceded                         (1,931)   (2,115)    (2,236)
------------------------------------------------------------
Net earned premiums and fees    $11,949   $11,910    $12,084
--------------------------------============================
LONG-DURATION CONTRACTS
Premiums and fees:
   Direct                       $ 1,959   $ 1,979    $ 1,781
   Assumed                          199       162        148
   Ceded                           (191)     (137)      (101)
------------------------------------------------------------
Net earned premiums and fees    $ 1,967   $ 2,004    $ 1,828
--------------------------------============================

    The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the above table. Benefits, losses and settlement expenses for 1996, 1995 and 1994 were net of reinsurance recoveries of $1.6 billion, $1.5 billion and $1.2 billion, respectively.

NOTE 14 -- PROPERTY AND CASUALTY UNPAID CLAIMS AND CLAIM EXPENSE RESERVES AND REINSURANCE RECOVERABLES

    As described in Note 2(M), CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.

    Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:

----------------------------------------------------------------------
(In millions)                               1996       1995       1994
----------------------------------------------------------------------
Gross reserve -- January 1               $17,023    $16,825    $17,764
Less reinsurance recoverable               5,864      6,190      7,104
                                         -----------------------------
Net reserve -- January 1                  11,159     10,635     10,660
                                         -----------------------------
Plus incurred claims and claim
      adjustment expenses:
   Provision for insured events of
      the current year                     2,348      2,386      3,093
   Increase in provision for insured
      events of prior years                  177      1,498        538
                                         -----------------------------
   Total incurred claims and claim
      adjustment expenses                  2,525      3,884      3,631
                                         -----------------------------
Less payments for claims and
      claim  adjustment expenses
      attributable to:
   Insured events of the current year        823        971      1,020
   Insured events of prior years           2,214      2,389      2,636
                                         -----------------------------
   Total payments for claims and
       claim adjustment expenses           3,037      3,360      3,656
                                         -----------------------------
Net reserve -- December 31                10,647     11,159     10,635
Plus reinsurance recoverable               5,835      5,864      6,190
----------------------------------------------------------------------
Gross reserve -- December 31             $16,482    $17,023    $16,825
-----------------------------------------=============================

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

    CIGNA implemented a new methodology for estimating asbestos-related and environmental pollution (A&E) reserves in the third quarter of 1995. CIGNA evaluated newly emerging methods for estimating A&E liabilities and expanded its claims data bases. Using those recent developments, CIGNA completed a comprehensive review of its A&E exposures and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance). CIGNA's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.

    Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.

    In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.

    Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) for A&E losses and charges for unrecoverable reinsurance in the aggregate were $117 million, $1.4 billion and $304 million for 1996, 1995 and 1994, respectively. Prior year development for 1995 reflects the A&E charge noted above, as well as $135 million for unrecoverable reinsurance related to CIGNA's assumed reinsurance and other commercial exposures.

    CIGNA's reserves for A&E exposures as of December 31 were as follows:

-------------------------------------------------------------------
                                  1996                    1995
                           ----------------------------------------
(In millions)               Gross        Net        Gross       Net
-------------------------------------------------------------------
Asbestos                   $  771     $  483       $  749    $  457
Environmental              $1,492     $1,161       $1,665    $1,268
-------------------------------------------------------------------

    Prior year development, other than for A&E claims and charges for unrecoverable reinsurance, was $60 million, $109 million and $234 million for 1996, 1995 and 1994, respectively.

NOTE 15 -- LEASES AND RENTALS

    Rental expenses for operating leases, principally with respect to buildings, amounted to $214 million, $238 million and $246 million in 1996, 1995 and 1994, respectively.

    As of December 31, 1996, future net minimum rental payments under non-cancelable operating leases were approximately $697 million, payable as follows: 1997 -- $140 million; 1998 -- $118 million; 1999 -- $96 million; 2000
-- $71 million; 2001 -- $56 million; and $216 million thereafter.

NOTE 16 -- RESTRUCTURING AND COST REDUCTION INITIATIVES

    Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for A&E exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. Results for the run-off operations primarily reflect current year losses associated with unearned premiums as of December 31, 1995, prior year development on claim and claim adjustment expense reserves, and investment activity. The restructuring is being contested in the courts by certain competitors and policyholders; however, CIGNA expects to ultimately prevail.

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

    During 1995, CIGNA began cost reduction initiatives, which resulted in an $85 million pre-tax charge, included in Other Operating Expenses, for the Domestic Property and Casualty operations. The components of the charge were as follows: severance, $37 million, representing costs associated with nonvoluntary terminations of approximately 1,600 domestic employees in various functions and locations; real estate, $25 million, primarily related to vacated lease space; and other costs, $23 million, including $10 million of costs associated with exiting certain business and $6 million for fixed asset write-offs. The cash outlays associated with these initiatives began in the third quarter of 1995 and will continue through 1998, with most of the remaining cash outlays expected to occur in 1997. As of December 31, 1996, $30 million of severance was paid to 1,230 terminated employees. CIGNA has funded, and will continue to fund, these costs through liquid assets, and such funding has not and will not have a material adverse effect on its liquidity.

    During 1995, CIGNA recorded a $30 million pre-tax charge, included in Other Operating Expenses, for cost reduction initiatives in the Employee Life and Health Benefits segment. The charge consisted primarily of severance-related expenses representing costs associated with nonvoluntary employee terminations covering approximately 2,400 employees (approximately 45% in the indemnity operations and 55% in the HMO operations). The cash outlays associated with the restructuring initiatives began in the third quarter of 1995 and will continue through 1997, with $16 million paid in 1996. As of December 31, 1996, $21 million of severance was paid to 1,960 terminated employees. CIGNA has funded, and will continue to fund, these costs through liquid assets, and such funding has not and will not have a material adverse effect on its liquidity.

NOTE 17 -- SEGMENT INFORMATION

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

    As discussed in more detail in Note 16, CIGNA's domestic property and casualty operations were restructured into ongoing and run-off operations effective December 31, 1995. Amounts shown for the Property and Casualty segment's ongoing and run-off operations for 1995 are reported on a pro forma basis as though the restructuring was in place at the beginning of 1995. These pro forma results are not necessarily indicative of the results that would have been reported had the restructuring actually occurred as of January 1, 1995. Information for the Property and Casualty segment on a pro forma basis is not available for 1994. Consolidated Property and Casualty segment amounts, including International, did not change as a result of the restructuring.

    Summarized financial information with respect to the business segments for the year ended and as of December 31 was as follows:

---------------------------------------------------------------------
(In millions)                          1996         1995         1994
---------------------------------------------------------------------
REVENUES
Property and Casualty:
   International                   $  2,859     $  3,005     $  2,644
   Domestic - ongoing                 2,147        2,259
            - pre-restructuring                                 3,386
                                   ---------------------
   Ongoing operations                 5,006        5,264
   Run-off operations                   478          471
                                   ----------------------------------
Total Property and Casualty           5,484        5,735        6,030
Employee Life and Health Benefits     9,318        9,167        8,650
Employee Retirement
   and Savings Benefits               2,950        1,983        1,935
Individual Financial Services         2,074        1,920        1,637
Other Operations                        124          150          140
---------------------------------------------------------------------
Total                              $ 18,950     $ 18,955     $ 18,392
-----------------------------------==================================
INCOME (LOSS) BEFORE
INCOME TAXES
Property and Casualty:
   International                   $    248     $    203     $     94
   Domestic - ongoing                   111          (35)
            - pre-restructuring                                  (511)
                                   ---------------------
   Ongoing operations                   359          168
   Run-off operations                   (13)      (1,228)
                                   ----------------------------------
Total Property and Casualty             346       (1,060)        (417)
Employee Life and Health Benefits       764          860          829
Employee Retirement
   and Savings Benefits                 329          284          287
Individual Financial Services           259          231          210
Other Operations                        (97)         (64)        (104)
---------------------------------------------------------------------
Total                              $  1,601     $    251     $    805
-----------------------------------==================================
IDENTIFIABLE ASSETS
Property and Casualty:
   International                   $  7,611     $  7,603     $  6,785
   Domestic - ongoing                10,553        9,843
            - pre-restructuring                                18,850
                                   ---------------------
   Ongoing operations                18,164       17,446
   Run-off operations                 8,043        8,872
                                   ----------------------------------
Total Property and Casualty          26,207       26,318       25,635
Employee Life and Health Benefits    11,590       12,206       11,331
Employee Retirement
   and Savings Benefits              40,399       37,736       33,939
Individual Financial Services        17,581       15,913       12,195
Other Operations                      3,155        3,730        3,002
---------------------------------------------------------------------
Total                              $ 98,932     $ 95,903     $ 86,102
-----------------------------------==================================

NOTE 18 -- FOREIGN OPERATIONS

    CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Europe, the Pacific region, Canada and Latin America.

    For the year ended December 31, 1996 and 1994, the change in Net Translation of Foreign Currencies reflects increases (decreases) of ($18) million (including a tax benefit of $11 million) and $47 million (including a tax benefit of $16 million), respectively. There was no change in Net Translation of Foreign Currencies for the year ended December 31, 1995.

    Summary financial data of CIGNA's foreign operations for the year ended and as of December 31 were as follows:

---------------------------------------------------------------
(In millions)                        1996       1995       1994
---------------------------------------------------------------
Revenues                           $3,125     $3,240     $2,991
Income before income taxes         $  265     $   82     $   32
Identifiable assets                $9,852     $9,589     $8,742
---------------------------------------------------------------

    CIGNA's income before income taxes included aggregate foreign exchange transaction losses of $1 million in both 1996 and 1995, compared with $5 million in 1994.

NOTE 19 -- CONTINGENCIES

FINANCIAL GUARANTEES

    CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. These include guarantees for the repayment of industrial revenue bonds as well as other debt instruments. The contractual amounts of financial guarantees reflect CIGNA's maximum exposure to credit loss in the event of nonperformance. To limit CIGNA's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced primarily through reinsurance.

    The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 19 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1996 and 1995 was $234 million and $266 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income as earned. During 1994, losses for industrial revenue bonds were $1 million. There were no such losses in 1996 and 1995.

    In addition, CIGNA is liable for municipal guarantee business of $1.0 billion and $1.3 billion at December 31, 1996 and 1995, respectively, which have maturities of up to 38 years. Such amounts are fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds. The nature of this guarantee business is similar to the reinsurance transactions described in Note 13. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. As of December 31, 1996 and 1995, loss reserves and unearned premiums under these programs were not material.

    CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1996 and 1995, the amount of minimum benefit guarantees for separate account contracts was $4.9 billion and $4.7 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. No such reserves were required as of December 31, 1996 and 1995. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.

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

REGULATORY AND INDUSTRY DEVELOPMENTS

    CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to:

-   revise the system of funding cleanup of environmental damages;

-   change certain federal corporate tax laws;

- reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA;

-   restrict insurance pricing and the application of underwriting standards;

-   reform health care; and

-   expand regulation.

Some of the more significant issues are discussed below.

    In August 1996, Congress passed legislation that phases out over a three-year period the tax deductibility of policy loan interest for most leveraged corporate-owned life insurance (COLI) products. For 1996, 31% of revenues and 29% of income for the Individual Financial Services segment were from leveraged COLI products that are affected by this legislation. The effect of the legislation on this segment's income is not expected to be material through 1998. Beginning in 1999, the effect of the legislation is uncertain; however, it could have a material adverse effect on the segment's income. CIGNA does not expect this legislation to have a material effect on its consolidated results of operations, liquidity or financial condition.

    Proposed legislation for Superfund reform remains under consideration by Congress. Any changes in Superfund relating to 1) assigning responsibility, 2) funding cleanup costs or 3) establishing cleanup standards could affect the liabilities of policyholders and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

    CIGNA expects proposals for federal and state legislation seeking to place limitations on formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on CIGNA's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

    The National Association of Insurance Commissioners (NAIC) is currently addressing risk-based capital guidelines for health maintenance organizations
(HMOs). CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.

    The NAIC is currently developing standardized statutory accounting principles, which are scheduled to take effect in 1999. The effect on CIGNA's statutory net income, surplus and liquidity cannot be reasonably estimated at this time.

    In recent years, the number of insurance companies that are impaired or insolvent has increased. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. CIGNA's insurance subsidiaries recorded pre-tax charges of $56 million, $43 million and $39 million for 1996, 1995 and 1994, respectively, for guaranty fund assessments that can be reasonably estimated before giving effect to future premium tax recoveries. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

LITIGATION

    CIGNA is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it by its policyholders or other insurers. One such area of litigation involves policy coverage and judicial interpretation of legal liability for A&E claims.

    While the outcome of all litigation involving CIGNA, including insurance-related litigation, cannot be determined, litigation (including that related to A&E claims) is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition. Also, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to results of operations, liquidity or financial condition.

REPORT OF INDEPENDENT ACCOUNTANTS

                                                                      [LOGO]

Price Waterhouse LLP

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
February 11, 1997

QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1996 and 1995.

        Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

----------------------------------------------------------------------------------------------------------------
 (In millions, except per share amounts)                                Three Months Ended
----------------------------------------------------------------------------------------------------------------
                                                 March 31       June 30              Sept. 30        Dec. 31
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS

1996
Total revenues                                   $  4,645       $  4,731              $  4,685       $  4,889
Income before income taxes                            358            345                   434            464
Net income                                            238            231                   281            306
Net income per share -- primary**                    3.10           3.00                  3.69           4.07

1995*
Total revenues                                   $  4,754       $  4,753              $ 4,642        $  4,806
Income before income taxes                            402            304                 (883)            428
Net income                                            290            205                 (566)            282
Net income per share -- primary**                    4.00           2.82                (7.76)           3.69

STOCK AND DIVIDEND DATA

1996
Price range of common stock -- high               $125 1/2       $117 7/8              $122 3/8       $143 3/8

                            -- low                $103 1/4       $100 3/4              $105 1/2       $119 1/2

Dividends declared per common share               $    .80       $    .80              $    .80       $    .80

1995
Price range of common stock -- high               $ 76 3/8       $     79              $    106       $    115

                            -- low                $ 62 1/4       $ 68 1/4              $ 77 1/2       $ 95 1/4

Dividends declared per common share               $    .76       $    .76              $    .76       $    .76
----------------------------------------------------------------------------------------------------------------

* The third quarter of 1995 includes after-tax charges totaling $849 million, reflecting $686 million for asbestos-related and environmental pollution claims, $88 million for unrecoverable reinsurance and $75 million for cost reduction initiatives.
** Earnings per share for the three months ended March 31, 1995 on a fully diluted basis were $3.85. For all other periods presented, earnings per share on a fully diluted basis were not significantly different from amounts presented.