Form 10-K405, Exhibit 13
period 1997-12-31
CIGNA CORP
filed 1998-03-26
CIK 701221


HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)          1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------
Revenues:
Premiums and fees                                     $14,935        $13,916        $13,914        $13,912        $13,712
Net investment income and other revenues                4,936          4,943          4,808          4,438          4,408
Realized investment gains                                 167             91            233             42            282
-------------------------------------------------------------------------------------------------------------------------
     Total                                            $20,038        $18,950        $18,955        $18,392        $18,402
----------------------------------------------------=====================================================================
Net Income (Loss):
Employee Life and Health Benefits                        $441           $500           $597           $548           $589
Employee Retirement and Savings Benefits                  233            222            194            190            159
Individual Financial Services                             208            168            151            136            110
Property and Casualty                                     275            240           (673)          (235)          (530)
Other Operations                                          (71)           (74)           (58)           (85)           (94)
-------------------------------------------------------------------------------------------------------------------------
     Total                                             $1,086         $1,056           $211           $554           $234
----------------------------------------------------=====================================================================
Earnings per share:
   Basic                                               $14.79         $14.05          $2.90          $7.74          $3.28
   Diluted                                             $14.64         $13.91          $2.88          $7.50          $3.26
Common dividends declared per share                     $3.32          $3.20          $3.04          $3.04          $3.04
Total assets                                         $108,199        $98,932        $95,903        $86,102        $84,975
Long-term debt                                         $1,465         $1,021         $1,066         $1,389         $1,235
Shareholders' equity                                   $7,932         $7,208         $7,157         $5,811         $6,575
   Per share                                          $109.66         $97.15         $93.76         $80.46         $91.30
Common shares outstanding (thousands)                  72,332         74,198         76,332         72,225         72,015
Shareholders of record                                 12,953         14,027         15,131         16,408         17,491
Employees                                              47,700         42,800         44,700         48,600         50,600
-------------------------------------------------------------------------------------------------------------------------

Earnings per share amounts for years 1993 - 1996 have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For more information regarding the effect of adopting accounting pronouncements, see the Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                     1997       1996      1995
---------------------------------------------------------------
Premiums and fees                  $14,935    $13,916   $13,914
Net investment income                4,245      4,333     4,296
Other revenues                         691        610       512
Realized investment gains              167         91       233
                                -------------------------------
Total revenues                      20,038     18,950    18,955
Benefits and expenses               18,388     17,349    18,704
                                -------------------------------
Income before taxes                  1,650      1,601       251
Income taxes                           564        545        40
                                -------------------------------
Net income                          $1,086     $1,056      $211
--------------------------------===============================
Realized investment gains,
    net of taxes                      $115        $54      $178
--------------------------------===============================

    CIGNA's  consolidated  net income  increased 3% in 1997 reflecting  improved results in all segments except for the Employee Life and Health Benefits segment, which included fourth quarter 1997 after-tax charges of $58 million for integration costs associated with the acquisition of Healthsource, Inc. (Healthsource) and $22 million for health care restructuring costs as discussed below.
    CIGNA's consolidated net income increased substantially in 1996 compared to 1995, reflecting third quarter 1995 charges of $774 million after-tax in the Property and Casualty segment, primarily for asbestos-related and environmental pollution (A&E) exposures, and a $75 million after-tax charge associated with cost reduction restructuring initiatives in the Property and Casualty and Employee Life and Health Benefits segments. Partially offsetting these charges were significant realized investment gains from the restructuring of the investment portfolio.
    CIGNA's operating income*, excluding the 1997 and 1995 charges noted above, was $1.1 billion, $1.0 billion and $882 million for 1997, 1996 and 1995, respectively. The 1997 increase reflects improvements in all business segments, while the 1996 increase primarily reflects improved results in the Property and Casualty segment.
    Net realized investment gains increased 113% in 1997, reflecting sales of real estate and fixed maturities. For 1996, realized investment gains decreased substantially due to the 1995 restructuring of a significant portion of the Employee Life and Health Benefits and Property and Casualty equity investment portfolios into fixed income securities. For additional information on net realized investment gains, see Note 5(B) to the Financial Statements.
    Consolidated revenues, excluding realized investment gains, were $19.9 billion, $18.9 billion and $18.7 billion for 1997, 1996 and 1995, respectively. The 1997 increase primarily reflects growth in the Employee Life and Health
Benefits segment, principally from Healthsource and growth in the Individual Financial Services segment. Revenue growth for all years was constrained by continued price competition and strict underwriting standards.
    Operating income is expected to improve in 1998; however, such improvement could be adversely affected by the factors noted in the cautionary statement on page 23.

OTHER MATTERS

Acquisitions and Dispositions

    CIGNA acquired the outstanding common stock of Healthsource on June 25, 1997. The cost of the acquisition was $1.7 billion, reflecting the purchase of Healthsource common stock for $1.4 billion and the retirement of Healthsource debt of $250 million. The acquisition was accounted for as a purchase, and was financed through the issuance of long-term debt of $600 million and a combination of internally generated funds and short-term debt.
    In the fourth quarter of 1997, CIGNA recorded a pre-tax integration charge of $87 million ($58 million after-tax) in connection with its review of Healthsource operations. The charge primarily resulted from an analysis of
Healthsource HMO medical reserves, receivable balances and contractual obligations.
     In addition, Healthsource goodwill and other intangibles of $1.5 billion, recorded at the time of acquisition, were increased by $24 million in the fourth quarter of 1997. This increase primarily reflects severance of Healthsource employees, vacated Healthsource lease space and adjustments to Healthsource net assets to conform to CIGNA's accounting policies. Cash outlays associated with the Healthsource severance and vacated lease space are expected to be completed in 1998 and will be funded through liquid assets with no material adverse effect on CIGNA's liquidity. These initiatives are expected to result in annual after-tax expense savings of $35 million, primarily resulting from the elimination of payroll costs and, to a lesser extent, lease costs. Approximately two-thirds of the savings are expected to emerge in 1998 and the full amount in 1999.
    As of January 1, 1998, CIGNA sold its individual life insurance and annuity businesses for cash proceeds of $1.4 billion. The sale resulted in an after-tax gain of approximately $800 million. Since the principal agreement to sell these businesses is in the form of a reinsurance arrangement, approximately $575 million of the gain will be deferred and amortized over future periods, with approximately $60 million expected to be recognized in 1998. Proceeds from the sale are expected to be used for internal growth, acquisitions and share repurchases, with share repurchases being the expected use in the near term.
--------
    *Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

    The businesses sold, which are included in the Individual Financial Services segment, reported the following results:


---------------------------------------------------------------
(In millions)                         1997       1996      1995
---------------------------------------------------------------
Revenues                              $972       $926      $865
Operating Income                       $98        $64       $73
Net Income                            $102        $67       $74
===============================================================

    CIGNA continues to conduct strategic and financial reviews of its businesses in order to deploy its capital most effectively.
    See Note 3 to the Financial Statements for additional information on acquisitions and dispositions.

Cost Reduction Initiatives

    In the fourth quarter of 1997, CIGNA adopted a cost reduction plan to restructure its health care operations, which resulted in a pre-tax charge of $32 million ($22 million after-tax) in the Employee Life and Health Benefits segment. The charge consisted primarily of costs related to severance, real estate and other costs for office closings. The cash outlays associated with these initiatives will continue through 1999 with most occurring in 1998. CIGNA will fund the cash outlays through liquid assets, and such funding will not have a material adverse effect on its liquidity. These initiatives are expected to result in annual after-tax expense savings of $50 million with approximately two-thirds of the savings emerging in 1998 and the full amount in 1999.
    During 1995, CIGNA recorded a $30 million pre-tax charge ($20 million after-tax) for cost reduction restructuring initiatives in the Employee Life and Health Benefits segment. The charge consisted primarily of severance-related expenses. These initiatives were completed in 1997 with no material difference from original estimates.
    During 1995, CIGNA recorded an $85 million pre-tax charge ($55 million after-tax) for cost reduction restructuring initiatives in the Property and Casualty segment. The charges consisted primarily of costs related to severance, vacated lease space, and costs to exit certain lines of business. These initiatives were substantially completed in 1997 with no material difference from original estimates.
    See Note 16 to the Financial Statements for additional information on cost reduction initiatives.

Other

    CIGNA is highly dependent on automated systems and systems applications in conducting its ongoing operations. Such systems are utilized for, among other things, processing claims, billing and collecting premiums from customers and managing investment activities. If these systems were unable to process data accurately because of failing to be Year 2000 ready, these activities would be interrupted and could have a material adverse effect on CIGNA's results of operations. By the beginning of 1999, CIGNA expects to substantially complete modifications or replacement of systems to ensure Year 2000 readiness, with the remainder being completed by the end of 1999. CIGNA is utilizing both internal and external resources to meet this timetable. The costs of these efforts are not expected to have a material adverse effect on consolidated results of operations. However, such costs could have a material adverse effect on certain segments' 1998 results of operations.
    In addition, CIGNA has relationships with various third party entities in its ordinary course of business. CIGNA is assessing and attempting to mitigate its risks with respect to the failure of these entities to be Year 2000 ready. The effect, if any, on CIGNA's results of operations from the failure of these entities to be Year 2000 ready is not reasonably estimable. Property and casualty indemnity losses for Year 2000 claims are not expected to be material, however, litigation costs to defend or deny such claims are not reasonably estimable at this time.
    In October 1997, Standard and Poor's raised its ratings on CIGNA's senior debt to A ("Strong," 6th of 22) from A- ("Strong," 7th of 22), and on CIGNA's commercial paper to A-1 ("Strong," 2nd of 7) from A-2 ("Satisfactory," 3rd of
7). As a result of the sale of CIGNA's individual life insurance and annuity businesses, Duff & Phelps Credit Rating Co. lowered the claims paying ability rating of Connecticut General Life Insurance Company, one of CIGNA's principal life insurance company subsidiaries, to AA+ ("Very High," 2nd of 18) from AAA ("Highest," 1st of 18).
    Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for A&E exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. The restructuring is being contested in the courts by certain competitors and policyholders. Although CIGNA expects the matter to be in litigation for some time, it expects to ultimately prevail.
    CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to:
o   increase health care regulation;
o   revise the system of funding cleanup of environmental damages;
o reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA;
o restrict insurance pricing and the application of underwriting standards; and
o   revise federal tax laws.

    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 19 to the Financial Statements.

ACCOUNTING PRONOUNCEMENTS

    The American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" in 1997. SOP 97-3 provides guidance on the recognition and measurement of liabilities for guaranty fund and other insurance-related assessments. Implementation is required by the first quarter of 1999, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    See Note 2(B) to the Financial Statements for additional information regarding accounting pronouncements.

EMPLOYEE LIFE AND HEALTH BENEFITS

(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                     1997       1996      1995
---------------------------------------------------------------
Premiums and fees                   $9,512     $8,341    $8,135
Net investment income                  562        567       574
Other revenues                         454        404       336
Realized investment gains               12          6       122
                                -------------------------------
Total revenues                      10,540      9,318     9,167
Benefits and expenses                9,873      8,554     8,307
                                -------------------------------
Income before taxes                    667        764       860
Income taxes                           226        264       263
                                -------------------------------
Net income                            $441       $500      $597
--------------------------------===============================
Realized investment gains,
     net of taxes                      $17         $3      $104
--------------------------------===============================

    Net income for the Employee Life and Health Benefits segment decreased 12% in 1997 and decreased 16% in 1996. Results for 1997 included after-tax charges of $58 million for Healthsource integration and $22 million related to cost reduction initiatives to restructure the health care operations. Also, results for 1995 included an after-tax charge of $20 million related to cost reduction restructuring initiatives. See pages 10 and 11 for additional information. Excluding the above charges, operating income was as follows:


----------------------------------------------------------------
(In millions)                        1997       1996        1995
----------------------------------------------------------------
Indemnity operations                 $301       $286        $311
HMO operations                        203        211         202
----------------------------------------------------------------
Total                                $504       $497        $513
-------------------------------------===========================

    The increase in the indemnity operations in 1997 reflects improved claim experience from guaranteed cost medical and group life businesses. Partially offsetting this increase were higher medical costs, and lower earnings from Administrative Services Only (ASO) business resulting from higher operating expenses due to customer service initiatives.
    The decrease in the indemnity operations in 1996 reflects a declining book of medical business due to cancellations and conversions to HMOs and unfavorable claim experience. Partially offsetting these declines were improved investment margins, higher earnings from ASO business and expense savings from the 1995 cost reduction initiatives.
    HMO operating income for 1997 and 1996 includes favorable after-tax adjustments of $6 million and $17 million, respectively, resulting from tax and other account reviews. Operating income for 1996 also includes a net after-tax gain of $8 million from sales of subsidiaries. Excluding the above items, operating income for 1997 and 1996 was $197 million and $186 million, respectively. The 1997 improvement reflects rate increases, membership growth and lower dental costs. Partially offsetting these improvements were increased HMO medical costs, higher operating expenses associated with growth and customer service initiatives, and Healthsource goodwill and other intangibles amortization of $18 million.
    HMO operating income for 1996 and 1995 excluding the items noted above for 1996 and the favorable after-tax effect of account reviews of $39 million in 1995 was $186 million and $163 million, respectively. The increase reflects membership growth, improved per member medical costs and expense savings from the 1995 cost reduction initiatives. Partially offsetting these increases were competitive pressures on rates and higher operating expenses associated with business growth and customer service initiatives.
    Premiums and fees increased 14% in 1997 and 3% in 1996. The 1997 increase reflects $1.0 billion of Healthsource premiums and fees and $200 million from rate increases and non-Healthsource HMO membership growth. The 1996 improvement reflects growth of $185 million in HMOs, primarily due to increased membership, and growth of $95 million in group indemnity, primarily from life and long-term disability (LTD) business. The 1996 improvement was partially offset by a decrease of $74 million in medical indemnity and other health premiums resulting from lower rate increases for experience-rated business, and cancellations and conversions to HMOs.

    Total medical HMO membership increased 36% in 1997 and 11% in 1996. Healthsource accounted for 76% of the increase in 1997. The remaining increase and the increase in 1996 primarily reflect membership growth in medical HMO alternative funding programs.
    Management believes that adding premium equivalents to premiums and fees (adjusted premiums and fees) produces a more meaningful measure of business volume. Premium equivalents generally represent paid claims under alternative funding programs, such as minimum premium and ASO plans, and are additional premiums that would have been earned if these coverages had been written as traditional indemnity and HMO programs. Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims, and CIGNA generally earns a lower margin than under traditional programs.
    Premium equivalents were approximately $10.8 billion in 1997 compared with $9.6 billion in both 1996 and 1995. The 1997 increase of 13% reflects the Healthsource acquisition. Excluding Healthsource, 1997 premium equivalents were level with 1996 and 1995, with all years reflecting growth in HMOs offset by cancellations and conversions of medical indemnity business to HMOs. Premium equivalents, as a percentage of total adjusted premiums and fees, were approximately 55% in 1997, 1996 and 1995. ASO plans accounted for approximately 50% of total adjusted premiums and fees in 1997, 1996 and 1995.
    Business mix in 1997, measured by adjusted premiums and fees, was approximately 40% prepaid health and dental care, 39% medical insurance, 8% life insurance, 8% dental insurance, 3% LTD insurance and 2% other insurance coverages.
    Indemnity claims paid for insured plans and claims paid for all alternative funding programs, including ASOs, for the year ended December 31 were as follows:


----------------------------------------------------------------
(In millions)                        1997       1996        1995
----------------------------------------------------------------
Insured plans                      $3,842     $3,814      $3,720
Alternative funding programs       11,052      9,759       9,748
----------------------------------------------------------------
Total                             $14,894    $13,573     $13,468
----------------------------------==============================

    The 1997 increase in alternative funding programs primarily reflects the Healthsource acquisition.
    Growth in premiums is expected to continue to be constrained by competitive pressures in both the medical indemnity and HMO markets.


EMPLOYEE RETIREMENT AND SAVINGS BENEFITS


(In millions)
----------------------------------------------------------------
FINANCIAL SUMMARY                       1997      1996      1995
----------------------------------------------------------------
Premiums and fees                       $181      $235      $258
Net investment income                  1,597     1,680     1,722
Realized investment gains                 19        35         3
                                  ------------------------------
Total revenues                         1,797     1,950     1,983
Benefits and expenses                  1,461     1,621     1,699
                                  ------------------------------
Income before taxes                      336       329       284
Income taxes                             103       107        90
                                  ------------------------------
Net income                              $233      $222      $194
----------------------------------==============================
Realized investment gains,
     net of taxes                        $12       $21        $2
----------------------------------==============================

    Net income for the Employee Retirement and Savings Benefits segment increased 5% in 1997 and 14% in 1996. Results for 1997 include a favorable tax adjustment of $5 million and, for 1996, an after-tax charge of $8 million for state guaranty fund assessments.
    Operating income, excluding the items noted above, was $216 million, $209 million and $192 million in 1997, 1996 and 1995, respectively. The 1997 increase reflects higher earnings from an increased asset base, partially offset by a shift to lower margin products (separate account equity funds) and by higher operating expenses related to growth initiatives. The 1996 increase primarily reflects higher earnings from an increased asset base.
    Premiums and fees decreased 23% in 1997 and 9% in 1996, primarily reflecting a continued decline in annuity sales.
    Net investment income decreased 5% in 1997 and 2% in 1996. These decreases primarily reflect customers' continued redirection of a portion of their investments from the general account to separate accounts and, for 1997, lower investment yields.

    Assets under management is generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

---------------------------------------------------------------
(In millions)                                  1997        1996
---------------------------------------------------------------
Balance -- January 1                        $40,587     $38,183
Premiums and deposits                         6,864       5,916
Investment results                            3,241       2,951
Increase in fair value of assets              2,613         287
Customer withdrawals                         (2,428)     (2,170)
Participant withdrawals, benefit
  payments and other                         (4,592)     (4,580)
---------------------------------------------------------------
Balance -- December 31                      $46,285     $40,587
--------------------------------------------===================

    Premiums and deposits increased 16% in 1997 over 1996. Of this increase, approximately 70% reflects higher recurring deposits from existing customers while the remaining increase represents sales to new customers. Sales to new customers and new plan sales to existing customers were approximately 48% and 52% of the premiums and deposits for 1997 and 1996, respectively. The increase in investment results reflects continued asset growth and increased investment earnings from separate accounts. The increase in the fair value of assets reflects market value appreciation of equity securities in separate accounts and, to a lesser extent, market value appreciation in fixed maturities in the general account.
    Management expects asset growth to continue to be constrained due to the lack of growth in the defined benefit market. In addition, assets under management will continue to be affected by market value fluctuations for fixed maturities and equity securities.

INDIVIDUAL FINANCIAL SERVICES

(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                        1997     1996     1995
---------------------------------------------------------------
Premiums and fees                      $1,012     $942     $881
Net investment income                   1,083    1,039      968
Other revenues                             68       81       70
Realized investment gains                  13       12        1
                                   ----------------------------
Total revenues                          2,176    2,074    1,920
Benefits and expenses                   1,858    1,815    1,689
                                   ----------------------------
Income before taxes                       318      259      231
Income taxes                              110       91       80
                                   ----------------------------
Net income                               $208     $168     $151
-----------------------------------============================
Realized investment gains,
     net of taxes                          $8       $7       $1
-----------------------------------============================

    Net income for the Individual Financial Services segment increased 24% in 1997 and 11% in 1996. Results for 1997 include favorable after-tax adjustments of $9 million resulting from tax and other account reviews. Operating income, excluding the adjustments in 1997, was $191 million, $161 million and $150 million for 1997, 1996 and 1995, respectively. The increase for 1997 primarily reflects favorable mortality and growth in the individual life insurance and reinsurance, and annuity businesses. The increase for 1996 primarily reflects higher earnings from interest-sensitive products, including leveraged corporate-owned life insurance (COLI), and, to a lesser extent, favorable reinsurance claim experience.
    In 1997 and 1996, premiums and fees increased 7%. These increases primarily reflect growth in reinsurance and certain interest-sensitive products, partially offset by lower leveraged COLI renewal premiums.
    Net investment income increased 4% and 7% in 1997 and 1996, respectively. These increases primarily reflect asset growth in certain interest-sensitive products and in the annuity business.
    Deposits, which are not included in revenues, totaled $2.2 billion, $2.0 billion and $3.2 billion in 1997, 1996 and 1995, respectively. The 1997 increase primarily reflects asset growth in non-leveraged COLI, partially offset by lower leveraged COLI and annuity deposits. The 1996 decrease reflects lower leveraged COLI deposits, due to the legislation discussed below, and lower annuity sales.
    In 1996, Congress passed legislation that phases out over a three-year period the tax deductibility of policy loan interest for most leveraged COLI products. Revenues of $591 million and operating income of $44 million for 1997 were from leveraged COLI products that are affected by this legislation. CIGNA does not expect this legislation to have a material effect on its consolidated results of operations, liquidity or financial condition.
    A significant portion of this segment's businesses were sold as of January 1, 1998. See page 10 for further discussion.

PROPERTY AND CASUALTY


(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                      1997      1996      1995
---------------------------------------------------------------
Premiums and fees                    $4,230    $4,398    $4,640
Net investment income                   761       804       794
Other revenues                          299       240       216
Realized investment gains                78        42        85
                                 ------------------------------
Total revenues                        5,368     5,484     5,735
Benefits and expenses                 4,950     5,138     6,795
                                 ------------------------------
Income (loss) before taxes              418       346    (1,060)
Income taxes (benefits)                 143       106      (387)
                                 ------------------------------
Net income (loss)                      $275      $240     $(673)
---------------------------------==============================
Realized investment gains,
     net of taxes                       $49       $27       $54
---------------------------------==============================

    CIGNA's domestic property and casualty operations were restructured into ongoing and run-off operations effective December 31, 1995. Amounts shown below for the Property and Casualty segment's domestic and run-off operations for 1995 are reported on a pro forma basis as though the restructuring was in place at the beginning of 1995. These pro forma results are not necessarily indicative of the results that would have been reported had the restructuring actually occurred as of January 1, 1995. Amounts for the international operations and for the consolidated Property and Casualty segment were not affected by the restructuring.
    Results for 1995 reflect third quarter charges associated with reserve strengthening for asbestos-related and environmental pollution (A&E) claims ($686 million after-tax) and uncollectible reinsurance for non-A&E exposures ($88 million after-tax), and cost reduction initiatives ($55 million after-tax).
    Operating income (loss), excluding the third quarter 1995 charges, was as follows:

---------------------------------------------------------------
                                                            Pro
                                                          Forma
(In millions)                            1997     1996     1995
---------------------------------------------------------------
International                            $127     $135     $128
Domestic                                   98       76        0
                                    ---------------------------
  Total ongoing operations                225      211      128
Run-off operations                          1        2      (26)
---------------------------------------------------------------
  Total                                  $226     $213     $102
------------------------------------===========================

    The decline in the international operations for 1997 reflects unfavorable claim experience primarily in the fire and casualty lines of business. Also, the decline reflects higher expenses resulting from business growth initiatives and charges for severance in both the property and casualty and accident and health operations. Partially offsetting the decline were higher earnings in the individual life insurance business, primarily in Japan, resulting from favorable business mix. The 1996 improvement reflects higher earnings from accident and health, individual life and employee benefits lines of business, primarily due to favorable claim experience.
    The improvement in the domestic operations for 1997 primarily reflects lower catastrophe losses partially offset by lower premiums and fees, lower investment income and an unfavorable tax adjustment of $7 million. The 1996 improvement reflects lower expenses, primarily resulting from the 1995 cost reduction initiatives, and higher investment income, primarily due to higher yields.
    Results for the run-off operations primarily reflect prior year development on claim and claim adjustment expense reserves and investment activity. The 1996 improvement in results for the run-off operations primarily reflects lower A&E losses.
    Premiums and fees for the segment decreased 4% in 1997. This decline primarily reflects 1) the unfavorable effect from foreign currency translation of approximately $145 million, 2) lower premiums of approximately $88 million for reinsurance and personal automobile products that are no longer being actively sold, 3) strict underwriting standards, and 4) the highly competitive pricing environment in certain domestic and international property and casualty lines of business. These declines were partially offset by increases in domestic specialty lines of business including marine and aviation coverages as well as growth in international accident and health business.
    Premiums and fees for the segment decreased 5% in 1996. This decline primarily reflects 1) the unfavorable effect from foreign currency translation of approximately $160 million, 2) lower premiums of approximately $85 million for reinsurance and personal automobile products that are no longer being actively sold, 3) a decrease of $90 million in workers' compensation premiums primarily reflecting conversions from standard risk transfer to high-deductible policies, 4) strict underwriting standards, and 5) continued price competition. These declines were partially offset by growth in the domestic property, casualty, marine and aviation lines of business, as well as the international accident and health line of business.
    Net investment income for 1997 decreased 5% from 1996, primarily reflecting a lower asset base and an unfavorable effect from currency translation of $11 million. Net investment income for 1996 was about level with 1995.
    Pre-tax catastrophe losses, net of reinsurance, were $17 million, $87 million and $71 million in 1997, 1996 and 1995, respectively. Substantially all the catastrophe losses occurred in the domestic operations. Net catastrophe losses included $21 million for Hurricane Fran and $22 million for East Coast winter storms in 1996, and $29 million for Texas hail storms in 1995. The effect of reinsurance on catastrophe losses was not material.

    During 1997, CIGNA revised its reinsurance programs. CIGNA's domestic reinsurance programs now provide approximately 35% recovery for property catastrophe losses between $60 million and $375 million. Other reinsurance programs are in place which could provide for the recovery of up to an additional $300 million on certain losses, including property catastrophes, depending on the aggregate annual level of losses incurred. These revisions are expected to result in little or no increase in earnings volatility. CIGNA's international catastrophe program provides approximately 95% recovery of losses between $75 million and $300 million. CIGNA's future results of operations could be volatile, depending on the frequency and severity of future catastrophes.

Loss Reserves and Reinsurance Recoverables

    CIGNA's property and casualty loss reserves of $15.1 billion and $16.5 billion as of December 31, 1997 and 1996, respectively, are an estimate of future payments for reported and unreported claims for losses and related expenses with respect to insured events that have occurred. The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.
    CIGNA continually attempts to improve its loss estimation process by refining its analysis of loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, unanticipated changes in workers' compensation and product liability laws have at times significantly affected the ability of insurers to estimate liabilities for unpaid losses and related expenses.
    CIGNA implemented a new methodology for estimating A&E reserves in the third quarter of 1995, as discussed on page 17. CIGNA's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.
    Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.
    CIGNA manages its loss exposure through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve CIGNA of liability to its insureds. Accordingly, CIGNA's loss reserves represent total gross losses, and reinsurance recoverables represent anticipated recoveries of a portion of those losses.
    CIGNA's reinsurance recoverables were approximately $6.2 billion and $6.8 billion as of December 31, 1997 and 1996, net of allowances for unrecoverable reinsurance of $720 million and $711 million, respectively.
    CIGNA recognized significant recoveries in 1997, 1996 and 1995 from reinsurance arrangements, as shown in the table on page 17. Reinsurance recoveries for all periods presented, including recoveries for A&E claims, increased or decreased as a result of comparable changes in gross losses.
Reinsurance recoveries are also affected by the factors noted below for "unrecoverable reinsurance."
    CIGNA expects to continue to have significant recoveries from its reinsurance arrangements, including recoveries of A&E losses. However, the extent of recoveries in the aggregate will depend on future gross loss experience and the particular reinsurance arrangements to which future losses relate.
    At December 31, 1997 and 1996, approximately 16% and 14%, respectively, of CIGNA's reinsurance recoverables related to paid claims. The timing and collectibility of such recoverables have not had, and are not expected to have, a material adverse effect on CIGNA's liquidity.
    In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.
    See CIGNA's Form 10-K for additional information on CIGNA's loss reserves and reinsurance recoverables.

    The following table shows CIGNA's gross losses for incurred claims and claim adjustment expenses (Gross), amounts ceded to reinsurers (Reinsurance) and net losses for incurred claims and claim adjustment expenses (Net) for the year ended December 31. The table also categorizes those amounts as they relate to insured events of the current year and of prior years (prior year development).

------------------------------------------------------------------------------------------------------------------------------------
                                           1997                               1996                                1995
------------------------------------------------------------------------------------------------------------------------------------
(In millions)                    Gross  Reinsurance      Net      Gross    Reinsurance     Net      Gross     Reinsurance      Net
------------------------------------------------------------------------------------------------------------------------------------
Current year                    $2,961       $(841)   $2,120      $3,510    $(1,162)     $2,348      $3,522     $(1,136)      $2,386
------------------------------------------------------------------------------------------------------------------------------------
Prior year development:
  Asbestos-related                 170         (78)       92         115        (53)         62         298         (43)         255
  Environmental pollution           94         (61)       33          58        (26)         32       1,265        (310)         955
  Assumed reinsurance
    exposures                       16          (9)        7         114        (74)         40          73         (41)          32
  Unrecoverable
     reinsurance                    --          23        23          --         23          23          --         179          179
  Other                            (71)        134        63         (26)        46          20           7          70           77
------------------------------------------------------------------------------------------------------------------------------------
Total prior year
    development                    209           9       218         261        (84)        177       1,643        (145)       1,498
------------------------------------------------------------------------------------------------------------------------------------
Total incurred claims
    and claim adjustment
    expenses                    $3,170       $(832)   $2,338      $3,771    $(1,246)     $2,525      $5,165     $(1,281)      $3,884
====================================================================================================================================

    During the third quarter of 1995, CIGNA evaluated newly emerging methods for estimating A&E liabilities and expanded its claims databases. Using these recent developments, CIGNA completed a comprehensive review of its A&E exposures and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance). These amounts are included in the 1995 gross asbestos-related losses of $298 million ($255 million, net of reinsurance) and gross environmental pollution losses of $1.3 billion ($955 million, net of reinsurance) as shown in the above table. As a result of this reserve action, charges for A&E losses in 1997 and 1996 were substantially lower than in prior years.
    Losses for "assumed reinsurance exposures" for 1997 and 1996 resulted from a review of reserves for certain reinsurance lines of business, including London reinsurance exposures. For 1995, losses primarily reflect $31 million ($17 million, net of reinsurance) for London reinsurance exposures.
    Losses for "unrecoverable reinsurance" are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of disputes under reinsurance contracts. Reinsurance disputes continue to increase, particularly on larger and more complex claims such as those related to asbestos and London reinsurance market exposures. Future reinsurance disputes are likely to include disputes related to environmental pollution. Allowances have been established for amounts deemed uncollectible. In the third quarter of 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax, including $75 million reported as A&E prior year development in the table above. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

    Losses for "other" prior year development in 1997 and 1996 reflect unfavorable development on workers' compensation and long-term exposures, partially offset by favorable loss reserve development on commercial packages and, for 1996, the commercial fire line of business. For 1995, "other" prior year development reflects unfavorable development on workers' compensation and long-term exposures, partially offset by favorable loss reserve development on commercial packages, commercial fire, and general and excess liability lines of business.

OTHER OPERATIONS

(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                         1997     1996    1995
---------------------------------------------------------------
Net loss                                 $(71)    $(74)   $(58)
-----------------------------------------======================
Realized investment gains (losses),
     net of taxes                         $29      $(4)    $17
-----------------------------------------======================

    Other Operations primarily includes unallocated investment income, expenses (including debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance operations engaged primarily in investment and real estate activities, and certain new business initiatives.
    Operating losses were $100 million, $70 million and $75 million for 1997, 1996 and 1995, respectively. Increased losses for 1997 primarily reflect financing costs associated with the Healthsource acquisition and, to a lesser extent, costs related to certain new business initiatives. Operating losses for 1996 were lower than 1995, primarily reflecting higher income tax benefits in 1996.

LIQUIDITY AND CAPITAL RESOURCES


(In millions)
---------------------------------------------------------------
FINANCIAL SUMMARY                         1997     1996    1995
---------------------------------------------------------------
Short-term investments                    $212     $847    $510
Cash and cash equivalents                2,625    1,760   2,162
Short-term debt                            690      289     414
Long-term debt                           1,465    1,021   1,066
Shareholders' equity                     7,932    7,208   7,157
---------------------------------------------------------------

    CIGNA's operations have liquidity requirements that vary among the principal product lines. Life insurance and pension plan reserves are primarily longer-term liabilities. Property and casualty, as well as accident and health reserves, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by medium-term, fixed-income investments. Property and casualty claim demands are less predictable in nature, requiring greater liquidity in the investment portfolio. Accident and health claim demands are stable and predictable, but generally shorter term, requiring greater liquidity.
    Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing overall cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty business, resulting from claim payments related to insurance reserves established in prior periods. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash and cash equivalents.
     During 1997, cash and cash equivalents increased $865 million. This increase primarily reflects cash flows from operating activities ($1.2 billion), reflecting earnings and the timing of cash receipts and cash disbursements; proceeds on the issuance of long-term debt ($600 million); net proceeds on short-term debt ($358 million); and deposits and interest credited, net of withdrawals, to contractholder deposit funds ($579 million). The increase was partially offset by cash used in investing activities ($966 million, which reflects $1.3 billion used to acquire Healthsource), repayment of Healthsource debt ($250 million), and payments of dividends on and repurchases of CIGNA common stock ($580 million).

    During 1996, cash and cash equivalents decreased $402 million. This decrease primarily reflects cash used in investing activities ($487 million); payments of dividends on and repurchases of CIGNA common stock ($534 million); and debt repayments ($158 million). The decrease was partially offset by cash flows from operating activities ($700 million) reflecting the timing of cash receipts and cash disbursements and earnings; and deposits and interest credited, net of withdrawals, to contractholder deposit funds ($93 million).
    During 1995, cash and cash equivalents increased $285 million from $1.9 billion as of December 31, 1994. This increase primarily reflects cash flows from operating activities ($1.1 billion) reflecting the timing of cash receipts and cash disbursements and earnings; deposits and interest credited, net of withdrawals, to contractholder deposit funds ($2.6 billion); and proceeds from the issuance of long-term debt ($88 million). The increase was partially offset by cash used in investing activities ($3.3 billion) and payments of dividends on CIGNA common stock ($222 million).
    Funds provided from premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payments of claims, benefits and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demand for funds exceeds those on hand. Also, a demand for funds may arise as a result of CIGNA taking advantage of current investment opportunities.
    CIGNA's   insurance   subsidiaries   are   subject  to  various   regulatory
restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1997, CIGNA had available approximately $1.2 billion of committed and uncommitted lines of credit with banks. Subsequent to the sale of CIGNA's individual life insurance and annuity businesses, CIGNA canceled $500 million of lines of credit in January 1998.
    CIGNA's financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of long-term debt and equity securities. CIGNA continues to be well capitalized, with sufficient borrowing capacity to meet the anticipated needs of its businesses.
    CIGNA's capital resources represent funds available for long-term business commitments. They primarily consist of retained earnings and proceeds from the issuance of long-term debt and equity securities. Capital resources provide protection for policyholders and the financial strength to support the underwriting of insurance risks, and allow for continued business growth. The amount of capital resources that may be needed is determined by CIGNA's senior management and Board of Directors, as well as by regulatory requirements. The allocation of resources to new long-term business commitments is designed to achieve an attractive return, tempered by considerations of risk and the need to support CIGNA's existing businesses.
    CIGNA had $1.5 billion of long-term debt outstanding at December 31, 1997, including $600 million issued in connection with the Healthsource acquisition, compared with $1 billion at December 31, 1996. At December 31, 1997, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.
    CIGNA repurchased 2.1 million shares of its common stock for $340 million during 1997. From January 1, 1998 through February 25, 1998, an additional 230,000 shares were repurchased for $40 million. The remaining authorization of CIGNA's Board of Directors for share repurchases as of February 25, 1998 was $321 million. Decisions regarding share repurchases are subject to prevailing market conditions and alternative uses of capital.

INVESTMENT ASSETS

    Information regarding investment assets held by CIGNA is presented below. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 4 and 5 to the Financial Statements, and in CIGNA's Form 10-K.

---------------------------------------------------------------
(In millions)
FINANCIAL SUMMARY                              1997        1996
---------------------------------------------------------------
Fixed maturities                            $36,358     $34,933
Equity securities                               854         701
Mortgage loans                               10,859      10,927
Real estate                                     769       1,102
Other, primarily policy loans                 7,738       8,398
---------------------------------------------------------------
Total investment assets                     $56,578     $56,061
--------------------------------------------===================

    Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:

---------------------------------------------------------------
                                               1997        1996
---------------------------------------------------------------
Fixed maturities                                29%         28%
Mortgage loans                                  53%         56%
Real estate                                     64%         58%
---------------------------------------------------------------

    Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income, except under unusual circumstances.

Fixed Maturities

    Investments in fixed maturities (bonds) include publicly traded and private placement debt securities; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks.
    As of December 31, 1997, the fair value of fixed maturities, including policyholder share, was greater than amortized cost by $2.1 billion, compared with approximately $1.5 billion as of December 31, 1996. The increase in unrealized appreciation primarily reflects the downward movement in interest rates since December 31, 1996.

    Quality Ratings

    As of December 31, 1997, $35.0 billion, or 96%, of bonds were investment grade, and $1.4 billion, or 4%, were below investment grade (BA and below, or equivalent).
    The quality ratings of CIGNA's below investment grade bonds are concentrated toward the higher end of the non-investment grade spectrum. Approximately 22% of below investment grade securities relate to policyholder contracts.
    All private placement investments are made after credit analysis and are diversified by industry and issuer. Private placement investments are generally less marketable than public bonds, and yields are generally higher for comparable credit risk. Further, private placement investments generally contain financial and other covenants that allow CIGNA to monitor the debtor for early signs of deteriorating financial strength so it can take remedial actions, if warranted.
    As a result of the higher yields and the inherent risk associated with below investment grade securities, gains or losses could significantly affect future results of operations, although such effects are not expected to be material to CIGNA's liquidity or financial condition.

    Potential Problem and Problem Bonds

    Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. CIGNA had $63 million of potential problem bonds, including amounts attributable to policyholder contracts, as of December 31, 1997, compared with $107 million as of December 31, 1996. These amounts are net of $10 million and $5 million of cumulative write-downs, respectively. Potential problem bonds attributable to policyholder contracts represented 45% and 26% of total potential problem bonds at December 31, 1997 and 1996, respectively.
    CIGNA considers bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, problem bonds. As of December 31, 1997 and 1996, CIGNA had problem bonds, including amounts attributable to policyholder contracts, of $137 million and $160 million, net of related cumulative write-downs of $30 million and $125 million, respectively. Problem bonds attributable to policyholder contracts represented 24% of total problem bonds at both December 31, 1997 and 1996.
    CIGNA recognizes interest income on problem bonds only when payment is received. See the Summary on page 22 for the adverse effect of non-accruals and write-downs for bonds on policyholder contracts and on CIGNA's net income.

Mortgage Loans


----------------------------------------------------------------
                                              As of December 31,
                                               1997         1996
----------------------------------------------------------------
Mortgage loans (in millions)                $10,859      $10,927
Property type:
    Retail facilities                            40%          43%
    Office buildings                             34           34
    Apartment buildings                          13           12
    Industrial                                    5            4
    Hotels                                        5            6
    Other                                         3            1
----------------------------------------------------------------
Total                                           100%         100%
--------------------------------------------====================

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

    Potential Problem and Problem Mortgage Loans

Potential problem mortgage loans include:
o fully current loans that are judged by management to have certain characteristics that increase the likelihood of problem classification;
o   fully current loans for which the borrower has requested restructuring; and
o loans that are 30 to 59 days delinquent with respect to interest or principal payments.
    CIGNA had potential problem mortgage loans, including amounts attributable to policyholder contracts, of $191 million as of December 31, 1997, and $384 million as of December 31, 1996, net of related valuation reserves of $41 million and $30 million, respectively. Potential problem mortgage loans attributable to policyholder contracts represented 61% and 63% of total potential problem mortgage loans at December 31, 1997 and 1996, respectively.
    CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate or extend the maturity date.
    CIGNA had problem mortgage loans, including amounts attributable to policyholder contracts, of $152 million and $363 million, net of valuation reserves of $9 million and $71 million, as of December 31, 1997 and 1996, respectively. Problem mortgage loans attributable to policyholder contracts represented 51% and 53% of total problem mortgage loans at December 31, 1997 and 1996, respectively.
    For 1997 and 1996, the majority of problem mortgage loans related to office buildings and hotels in the Central and Middle Atlantic regions.
    CIGNA recognizes interest income on problem mortgage loans only when payment is received. See the Summary on page 22 for the effect of non-accruals and valuation reserves for mortgage loans on policyholder contracts and on CIGNA's net income.

Real Estate

    Investment real estate includes real estate held for the production of income and real estate held for sale, primarily properties acquired as a result of foreclosure of mortgage loans (foreclosure properties).
    As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves, were as follows:


---------------------------------------------------------------
(In millions)                                  1997        1996
---------------------------------------------------------------
Real estate held for sale (primarily
    foreclosure properties)                    $513        $901
Less cumulative write-downs                     129         227
Less valuation reserves                          29          67
                                         ----------------------
                                                355         607
                                         ----------------------
Real estate held for the production
    of income                                   462         545
Less valuation reserves                          48          50
                                         ----------------------
                                                414         495
---------------------------------------------------------------
Investment real estate                         $769      $1,102
-----------------------------------------======================

    Foreclosure properties attributable to policyholder contracts represented 60% and 62% of total foreclosure properties at December 31, 1997 and 1996, respectively.
    For 1997 and 1996, the majority of real estate held for sale related to office buildings and retail facilities in the Central and Middle Atlantic regions.
    See the Summary below for the effect of real estate write-downs and valuation reserves on policyholder contracts and on CIGNA's net income.

Summary

    The adverse (favorable) effects of write-downs and changes in valuation reserves as well as of non-accruals on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                         1997                                 1996                                  1995
--------------------------------------------------------------------------------------------------------------------------------
                             Policyholder                          Policyholder                         Policyholder
(In millions)                Contracts         CIGNA               Contracts         CIGNA              Contracts          CIGNA
--------------------------------------------------------------------------------------------------------------------------------
Write-downs and
 valuation reserves:
     Bonds                         $15           $23                  $18              $24                  $26              $32
     Mortgage loans                 15            10                   37               16                   10                2
     Real estate                    (5)            1                    1                1                   18                6
--------------------------------------------------------------------------------------------------------------------------------
Total                              $25           $34                  $56              $41                  $54              $40
------------------------------==================================================================================================
Non-accruals:
     Bonds                          $2            $9                   $8              $15                  $12              $13
     Mortgage loans                 (5)           (1)                   1               --                    6                1
--------------------------------------------------------------------------------------------------------------------------------
Total                              $(3)           $8                   $9              $15                  $18              $14
------------------------------==================================================================================================

    Additional losses from problem investments are expected to occur for specific investments in the normal course of business. Assuming no significant deterioration in economic conditions, including further significant deterioration in Asian economies, CIGNA does not expect additional non-accruals, write-downs and reserves to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK OF FINANCIAL INSTRUMENTS

   CIGNA's principal assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. CIGNA's primary market risk exposures are: interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, international medium-term and domestic and international short- and long-term instruments; foreign currency exchange rate risk, in particular the U.S. dollar to the Japanese yen, Canadian dollar and certain European currencies; and equity price risk for domestic and international stocks. CIGNA uses a variety of techniques to manage its exposures to market risk, as follows:
o CIGNA generally selects investment assets with characteristics such as duration, yield, currency and liquidity to reflect the underlying characteristics of related insurance and contractholder liabilities. CIGNA selects medium-term, fixed rate investments to support interest-sensitive and experience-rated life and health liabilities subject to liquidity requirements, shorter- and longer-term investments to support generally shorter- and longer-term property and casualty and other life and health claim liabilities, and longer-term investments to support generally longer-term fully guaranteed products, primarily annuities.
o CIGNA generally conducts its international businesses through foreign operating entities that maintain assets and liabilities in local currencies, substantially limiting exchange rate risk to net assets denominated in foreign currencies.
o CIGNA uses derivative financial instruments to minimize market risk. Derivative instruments are not used for speculative purposes.
   See Notes 2(C) and 4(F) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.
   Caution should be used in evaluating CIGNA's overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance contract liabilities and reinsurance recoverables on unpaid losses are not included in the hypothetical effects (insurance contract liabilities represent 61% of total liabilities and reinsurance recoverables on unpaid losses represent 7% of total assets, excluding separate accounts at December 31, 1997).
   The hypothetical effects of changes in market rates or prices on the fair values of financial instruments, excluding separate account assets and liabilities (because gains and losses of these accounts generally accrue to the policyholders), insurance contract liabilities and reinsurance recoverables on unpaid losses (because insurance contracts are not required for market risk disclosures), would have been as follows as of December 31, 1997:
o An approximate $1.3 billion net decrease in the fair value of financial instruments would have occurred if interest rates had increased by 100 basis points. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.
o An approximate $450 million net decrease in the fair value of financial instruments denominated in foreign currencies would have occurred if the U.S. dollar had strengthened by 10% in comparison to each of the foreign currencies held by CIGNA.
o An approximate $85 million decrease in the fair value of equity securities would have occurred if there had been a 10% decrease in the market prices of all equity securities. Equity securities at December 31, 1997, included domestic securities of $564 million, which are primarily managed to reflect the S&P 500, and international securities of $290 million, substantially all of which relate to issuers which are based in developed countries (primarily certain European countries, Japan and Australia).

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

   Except for historical information provided in this Management's Discussion and Analysis of Financial Condition and Results of Operations, statements made throughout this document are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors (some of which are described with the forward-looking statements) including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; 5) significant changes in interest rates; and 6) the effect on CIGNA's international operations and investments from further significant deterioration in Asian economies.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

-----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                       1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                                                   $14,935          $13,916          $13,914
Net investment income                                                                 4,245            4,333            4,296
Other revenues                                                                          691              610              512
Realized investment gains                                                               167               91              233
                                                                                    -----------------------------------------
     Total revenues                                                                  20,038           18,950           18,955
                                                                                    -----------------------------------------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses                                             13,029           12,473           13,855
Policy acquisition expenses                                                           1,046            1,138            1,181
Other operating expenses                                                              4,313            3,738            3,668
                                                                                    -----------------------------------------
     Total benefits, losses and expenses                                             18,388           17,349           18,704
                                                                                    -----------------------------------------

INCOME BEFORE INCOME TAXES                                                            1,650            1,601              251
                                                                                    -----------------------------------------
Income taxes (benefits):
  Current                                                                               493              419              258
  Deferred                                                                               71              126             (218)
                                                                                    -----------------------------------------
     Total taxes                                                                        564              545               40
                                                                                    -----------------------------------------
NET INCOME                                                                            1,086            1,056              211
Common dividends declared                                                              (245)            (242)            (222)
Retained earnings, beginning of year                                                  4,855            4,041            4,052
-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                                       $5,696           $4,855           $4,041
--------------------------------------------------------------------------------=============================================
EARNINGS PER SHARE:
  Basic                                                                              $14.79           $14.05            $2.90
--------------------------------------------------------------------------------=============================================
  Diluted                                                                            $14.64           $13.91            $2.88
--------------------------------------------------------------------------------=============================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
--------------------------------------------------------------------------------------------------------------
As of December 31,                                                                      1997              1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities, at fair value (amortized cost, $34,284; $33,404)                $36,358           $34,933
   Equity securities, at fair value (cost, $648; $573)                                   854               701
   Mortgage loans                                                                     10,859            10,927
   Policy loans                                                                        7,253             7,296
   Real estate                                                                           769             1,102
   Other long-term investments                                                           273               255
   Short-term investments                                                                212               847
                                                                                   ---------------------------
      Total investments                                                               56,578            56,061
Cash and cash equivalents                                                              2,625             1,760
Accrued investment income                                                                868               890
Premiums, accounts and notes receivable                                                4,265             4,229
Reinsurance recoverables                                                               6,753             7,287
Deferred policy acquisition costs                                                      1,542             1,230
Property and equipment                                                                   857               802
Deferred income taxes                                                                  1,788             1,998
Other assets                                                                           1,033               993
Goodwill and other intangibles                                                         2,542             1,068
Separate account assets                                                               29,348            22,614
--------------------------------------------------------------------------------------------------------------
     Total assets                                                                   $108,199           $98,932
-----------------------------------------------------------------------------------===========================
LIABILITIES
Contractholder deposit funds                                                         $30,682           $29,878
Unpaid claims and claim expenses                                                      17,906            18,841
Future policy benefits                                                                11,976            11,784
Unearned premiums                                                                      1,774             1,940
                                                                                   ---------------------------
     Total insurance and contractholder liabilities                                   62,338            62,443
Accounts payable, accrued expenses and other liabilities                               6,562             5,326
Current income taxes                                                                      60               221
Short-term debt                                                                          690               289
Long-term debt                                                                         1,465             1,021
Separate account liabilities                                                          29,152            22,424
--------------------------------------------------------------------------------------------------------------
     Total liabilities                                                               100,267            91,724
--------------------------------------------------------------------------------------------------------------
CONTINGENCIES - NOTE 19
SHAREHOLDERS' EQUITY
Common stock (shares issued, 88)                                                          88                88
Additional paid-in capital                                                             2,633             2,572
Net unrealized appreciation, fixed maturities                                            752               539
Net unrealized appreciation, equity securities                                           132                88
Net translation of foreign currencies                                                   (126)              (45)
Retained earnings                                                                      5,696             4,855
Less treasury stock, at cost                                                          (1,243)             (889)
--------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                        7,932             7,208
--------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                     $108,199           $98,932
-----------------------------------------------------------------------------------===========================
SHAREHOLDERS' EQUITY PER SHARE                                                       $109.66            $97.15
-----------------------------------------------------------------------------------===========================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)
------------------------------------------------------------------------------------------------------------------------------
For the years ended  December 31,                                                      1997             1996             1995
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                           $1,086           $1,056             $211
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
      Insurance liabilities                                                            (665)            (351)             550
      Reinsurance recoverables                                                          565             (140)             362
      Premiums, accounts and notes receivable                                            85               23             (184)
      Deferred policy acquisition costs                                                (217)             (89)             (66)
      Accounts payable, accrued expenses, other liabilities
         and current income taxes                                                       328               23              589
      Deferred income taxes                                                              71              126             (218)
      Realized investment gains                                                        (167)             (91)            (233)
      Depreciation and goodwill amortization                                            255              227              224
      Other, net                                                                       (110)             (84)            (131)
                                                                                ----------------------------------------------
     Net cash provided by operating activities                                        1,231              700            1,104
                                                                                ----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
      Fixed maturities                                                                5,902            6,076            6,492
      Equity securities                                                                 304              368            1,668
      Mortgage loans                                                                    861              676              430
      Other (primarily short-term investments)                                        4,305            4,222            8,491
Investment maturities and repayments:
      Fixed maturities                                                                3,588            3,867            3,321
      Mortgage loans                                                                    634              672              389
Investments purchased:
      Fixed maturities                                                              (10,309)          (9,842)         (11,696)
      Equity securities                                                                (383)            (348)            (348)
      Mortgage loans                                                                 (1,527)          (1,375)          (1,829)
      Other (primarily short-term investments)                                       (2,731)          (4,659)         (10,060)
Healthsource acquisition, net cash used                                              (1,305)              --               --
Other, net                                                                             (305)            (144)            (152)
                                                                                ----------------------------------------------
     Net cash used in investing activities                                             (966)            (487)          (3,294)
                                                                                ----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit funds                        7,622            7,261            8,472
Withdrawals and benefit payments from contractholder deposit funds                   (7,043)          (7,168)          (5,859)
Net change in short-term debt                                                           358               (6)             (13)
Issuance of long-term debt                                                              600               --               88
Repayment of long-term debt                                                            (318)            (158)              (9)
Repurchase of common stock                                                             (335)            (292)              --
Issuance of common stock                                                                 19               12               21
Common dividends paid                                                                  (245)            (242)            (222)
                                                                                ----------------------------------------------
     Net cash provided by (used in) financing activities                                658             (593)           2,478
                                                                                ----------------------------------------------
Effect of foreign currency rate changes on cash and cash equivalents                    (58)             (22)              (3)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    865             (402)             285
Cash and cash equivalents, beginning of year                                          1,760            2,162            1,877
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                               $2,625           $1,760           $2,162
--------------------------------------------------------------------------------=============================================
Supplemental Disclosure of Cash Information:
  Income taxes paid, net of refunds                                                    $620             $360             $233
  Interest paid                                                                        $123             $106             $123
------------------------------------------------------------------------------------------------------------------------------

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

NOTE 2 -- SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

    A) Basis of Presentation: The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries (CIGNA). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's estimates and assumptions, such as those regarding medical costs and interest rates, that affect the recorded amounts. Significant estimates used in determining insurance and contractholder liabilities and related reinsurance recoverables, and valuation allowances for investment assets and deferred tax assets are discussed throughout the Notes to Financial Statements.
    Certain reclassifications have been made to prior years' amounts to conform with the 1997 presentation.
    B) Recent Accounting Pronouncements: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (EPS) in 1997. This pronouncement replaces primary EPS with basic EPS, which is computed using only weighted average common shares outstanding without considering common stock equivalents. Also, SFAS No. 128 replaces fully diluted EPS with diluted EPS which is computed similarly to fully diluted EPS. This pronouncement requires dual presentation of basic and diluted EPS on the income statement. CIGNA implemented SFAS No. 128 as of December 31, 1997 and restated prior periods based on the new requirements. The effect of adopting this pronouncement was not material to EPS. See Note 12 for additional information.
    In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which could change the way segments are structured and require additional segment disclosure. Although CIGNA has not determined the timing of implementation of this pronouncement, it will be adopted no later than the required implementation date of December 31, 1998.
    The American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" in 1997. SOP 97-3 provides guidance on the recognition and measurement of liabilities for guaranty fund and other insurance-related assessments. Implementation is required by the first quarter of 1999, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    In 1996, CIGNA implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires write-down to fair value when long-lived assets to be held and used are impaired. Long-lived assets to be disposed of, including real estate held for sale, must be carried at the lower of cost or fair value less costs to sell. Depreciation of assets to be disposed of is prohibited. The effect of implementing SFAS No. 121 was not material to CIGNA.
    C) Financial Instruments: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities, debt, and off-balance-sheet financial instruments such as investment and loan commitments and financial guarantees. These instruments are subject to risk of loss due to interest rate and market fluctuations and most have credit risk. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss.
    Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, except for Mortgage Loans, Contractholder Deposit Funds (non-insurance products) and
Long-term Debt. For these financial instruments, the fair value was not materially different from the carrying amount as of December 31, 1997 and 1996. Fair values of off-balance-sheet financial instruments as of December 31, 1997 and 1996 were not material.
    Fair values for financial instruments are estimates that, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.
    D) Investments: Investments in fixed maturities, which are classified as available-for-sale, include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity.

Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.
    Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Mortgage loans are considered impaired when it is probable that CIGNA will not collect all amounts according to the contractual terms of the loan agreement. If impaired, a valuation reserve is utilized to record any change in the fair value of the underlying collateral below the carrying value of the mortgage loan.
    Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status. Net investment income on such investments is recognized only when payment is received.
    Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less any write-downs to fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of these assets.
    Real estate investments held for sale are generally those which are acquired through the foreclosure of mortgage loans. CIGNA's policy is to rehabilitate, re-lease and sell foreclosed properties, which generally takes two to four years. At the time of foreclosure, properties are valued at fair value less estimated costs to sell and reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of cost or current fair value less estimated costs to sell and are no longer depreciated. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves. CIGNA considers several methods in determining fair value for real estate, with emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals.
    Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value, with unrealized appreciation or depreciation included in Shareholders' Equity. Short-term investments are carried at fair value, which approximates cost. Equity securities and short-term investments are classified as available-for-sale.
    Policy loans generally are carried at unpaid principal balances.
    Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves. Realized investment gains and losses do not include amounts attributable to experience-rated pension policyholders' contracts and participating life policies (policyholder share). Realized investment gains and losses are based upon specific identification of the investment assets.
    Unrealized investment gains and losses for investments carried at fair value are included in Shareholders' Equity net of policyholder-related amounts and deferred income taxes.
    See Note 4(F) for a discussion of CIGNA's accounting policies for derivative financial instruments.
    E) Cash and Cash Equivalents: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.
    F) Reinsurance Recoverables: Reinsurance recoverables are estimates of amounts to be received from reinsurers. Allowances are established for amounts estimated to be uncollectible.
    G) Deferred Policy Acquisition Costs: Acquisition costs consist of commissions, premium taxes and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs for:
o property and casualty products are deferred and amortized over the terms of the insurance policies;
o universal life products and contractholder deposit funds are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts;
o annuity and other individual life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods; and
o   other products are expensed as incurred.
    Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed unless such costs are estimated to be unrecoverable as a result of treating unrealized investment gains and losses as though they had been realized. In these cases a deferred acquisition cost valuation allowance may be established or adjusted, with a comparable offset in net unrealized appreciation (depreciation).
    H) Property and Equipment: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $1.2 billion and $1.1 billion at December 31, 1997 and 1996, respectively.
    I) Other Assets: Other Assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.
    J) Goodwill and Other Intangibles: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Other intangible assets primarily represent purchased customer lists and provider contracts. Goodwill and other intangibles are amortized over periods ranging from eight to 40 years. CIGNA evaluates the carrying amount of goodwill and other intangibles by analyzing historical and estimated future income or undiscounted estimated cash flows of the related businesses. Goodwill and other intangibles are written down when impaired. Amortization periods are revised if it is estimated that the remaining period of benefit of the goodwill and other intangibles has changed. Accumulated amortization was $1.0 billion and $959 million at December 31, 1997 and 1996, respectively.
    K) Separate Accounts: Separate account assets and liabilities are carried at market value and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in CIGNA's revenues and expenses.
    L) Contractholder Deposit Funds: Liabilities for Contractholder Deposit Funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality charges.
    M) Unpaid Claims and Claim Expenses: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on reported claims and incurred but not reported claims on property, casualty, health and dental coverages. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.
    N) Future Policy Benefits: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2.0% to 10.9%, generally graded down from one to 20 years. Mortality, morbidity and withdrawal assumptions are based on either CIGNA's own experience or various actuarial tables.
    O) Unearned Premiums: Premiums for property and casualty and group life, accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as Unearned Premiums.
    P)  Other   Liabilities:   Other   Liabilities   consists   principally   of
postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and guaranty fund assessments that can be reasonably estimated.
    Q) Translation of Foreign Currencies: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. The translation gain or loss on such functional currencies, net of applicable taxes, is generally reflected in Shareholders' Equity. Revenues and expenses are translated at average rates of exchange prevailing during the year.
    R) Premiums and Fees, Revenues and Related Expenses: Premiums for property and casualty insurance, group life, accident and health insurance, and prepaid health and dental coverages are recognized as revenue on a pro-rata basis over their contract periods. Benefits, losses and settlement expenses are recognized when incurred.
    Premiums for individual life insurance as well as individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.
    Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting universal life products and is recognized as earned. Fees for mortality are recognized ratably over the policy year. Administration fees are recognized as services are provided, and surrender charges are recognized as earned. Benefit expenses for universal life products consist of benefit claims in excess of fund balances, which are recognized when claims are filed, and amounts credited in accordance with contract provisions.
    Revenues for investment-related products consist of net investment income and contract fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting investment-related products and is recognized as earned. Contract fees are based upon related administrative expenses and are assessed ratably over the contract year. Benefit expenses for investment-related products primarily consist of amounts credited in accordance with contract provisions.

    S) Participating Business: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in a portion of the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for approximately 6% of total life insurance in force at December 31, 1997, 1996 and 1995.
    T) Income Taxes: CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return; foreign subsidiaries file tax returns in accordance with applicable foreign regulations. Included in tax returns for domestic subsidiaries are the taxable income and credits for taxes paid for certain foreign subsidiaries. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.
    Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. See
Note 9 for additional information.

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

    CIGNA acquired the outstanding common stock of Healthsource, Inc. (Healthsource) on June 25, 1997. The cost of the acquisition was $1.7 billion, reflecting the purchase of Healthsource common stock for $1.4 billion and the retirement of Healthsource debt of $250 million. The acquisition was accounted for as a purchase, and was financed through the issuance of long-term debt of $600 million and a combination of internally generated funds and short-term debt. The results of operations of Healthsource are included in the accompanying consolidated financial statements from the date of acquisition. Healthsource revenues that are not included in CIGNA's results of operations were $971 million and $1.7 billion for the first six months of 1997 and for the full year 1996, respectively. The pro forma effect on CIGNA's net income was not material.
    Goodwill and intangible assets associated with the Healthsource acquisition of $1.5 billion are being amortized on a straight-line basis over periods ranging from eight to 40 years.
    In the fourth quarter of 1997, CIGNA recorded a pre-tax integration charge of $87 million ($58 million after-tax) in connection with its review of Healthsource operations. The charge resulted primarily from an analysis of
Healthsource HMO medical reserves, receivable balances and contractual obligations.
    In addition, Healthsource goodwill was increased by $24 million, primarily for costs associated with the nonvoluntary termination of approximately 900 Healthsource employees in various positions and locations, vacated Healthsource lease space and adjustments to Healthsource net assets to conform to CIGNA's accounting policies.
    As of January 1, 1998, CIGNA sold its individual life insurance and annuity businesses for cash proceeds of $1.4 billion. The sale resulted in an after-tax gain of approximately $800 million. Since the principal agreement to sell these businesses is in the form of an indemnity reinsurance arrangement, approximately $575 million of the gain will be deferred and amortized over future periods at the rate that earnings from the businesses sold would have been expected to emerge. Revenues for these businesses were $972 million, $926 million and $865 million for the years ended December 31, 1997, 1996 and 1995, respectively, and net income was $102 million, $67 million and $74 million for the same periods.
    CIGNA had other acquisitions and dispositions during 1997, 1996 and 1995, the effects of which were not material to the financial statements.

NOTE 4 -- INVESTMENTS

    A) Fixed Maturities: Fixed maturities are net of cumulative write-downs of $43 million and $131 million, including policyholder share, as of December 31, 1997 and 1996, respectively.
    The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, as of December 31, 1997 were as follows:

--------------------------------------------------------------
                                         Amortized        Fair
(In millions)                                 Cost       Value
--------------------------------------------------------------
Due in one year or less                     $1,777      $1,811
Due after one year through five years        9,561       9,895
Due after five years through ten years       8,921       9,394
Due after ten years                          5,431       6,267
Asset-backed securities                      8,594       8,991
--------------------------------------------------------------
Total                                      $34,284     $36,358
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

    Gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:


------------------------------------------------------------------
                                     December 31, 1997
------------------------------------------------------------------
                                  Unrealized Unrealized
                        Amortized    Apprec-    Deprec-       Fair
(In millions)                Cost     iation     iation      Value
------------------------------------------------------------------
Federal government
    bonds                  $1,816       $336      $ --      $2,152
State and local
    government bonds        1,835        190        (2)      2,023
Foreign government
    bonds                   2,284        157       (45)      2,396
Corporate securities       19,755      1,206      (165)     20,796
Asset-backed securities     8,594        418       (21)      8,991
------------------------------------------------------------------
Total                     $34,284     $2,307     $(233)    $36,358
-------------------------=========================================

                                     December 31, 1996
------------------------------------------------------------------
Federal government
    bonds                  $1,104        $181     $(10)     $1,275
State and local
    government bonds        1,608         176       (8)      1,776
Foreign government
    bonds                   2,272         177      (33)      2,416
Corporate securities       20,107       1,044     (195)     20,956
Asset-backed securities     8,313         285      (88)      8,510
------------------------------------------------------------------
Total                     $33,404      $1,863    $(334)    $34,933
-------------------------=========================================

    Asset-backed securities include investments in CMOs as of December 31, 1997 of $3.5 billion carried at fair value (amortized cost, $3.4 billion), compared with $3.4 billion carried at fair value (amortized cost, $3.4 billion) as of December 31, 1996. Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality ratings through use of credit enhancements provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are subject to interest rate risk due to accelerated prepayments, represented less than 1% of total CMO investments at December 31, 1997 and 1996, respectively.
    At December 31, 1997, contractual fixed maturity investment commitments were $225 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that approximately 85% will be disbursed in 1998.
    B) Mortgage Loans and Real Estate: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally approximate 75% of the property's value at the time the original loan is made.
    At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:


--------------------------------------------------------------
(In millions)                                1997        1996
--------------------------------------------------------------
Mortgage loans                            $10,859      $10,927
                                          --------------------
Real estate:
  Held for sale                               355          607
  Held for the production of income           414          495
                                          --------------------
Total real estate                             769        1,102
--------------------------------------------------------------
Total                                     $11,628      $12,029
------------------------------------------====================

    At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:


--------------------------------------------------------------
(In millions)                                1997         1996
--------------------------------------------------------------
Property type:
    Retail facilities                      $4,579       $4,822
    Office buildings                        4,191        4,498
    Apartment buildings                     1,460        1,420
    Industrial                                601          431
    Hotels                                    513          684
    Other                                     284          174
--------------------------------------------------------------
  Total                                   $11,628      $12,029
------------------------------------------====================
Geographic region:
   Central                                 $3,744       $3,762
   Pacific                                  2,473        2,705
   Middle Atlantic                          1,918        2,025
   South Atlantic                           1,618        1,688
   New England                              1,180        1,213
   Other                                      695          636
--------------------------------------------------------------
Total                                     $11,628      $12,029
------------------------------------------====================

Mortgage Loans
    At December 31, 1997,  scheduled  mortgage loan  maturities were as follows:
1998 -- $793 million;  1999 -- $1.1 billion;  2000 -- $1.4 billion; 2001 -- $1.2 billion; 2002 -- $1.8 billion; and $4.6 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced. During 1997 and 1996, CIGNA refinanced at current market rates approximately $139 million and $520 million, respectively, of its mortgage loans relating to borrowers that were unable to obtain alternative financing.

    At December 31, 1997, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $170 million, all of which were at a fixed market rate of interest. These commitments expire within three months, and are diversified by property type and geographic region.
    At December 31, 1997, CIGNA's impaired mortgage loans were $393 million, including $170 million before valuation reserves totaling $50 million, and $223 million, which had no valuation reserves. At December 31, 1996, CIGNA's impaired mortgage loans were $848 million, including $462 million before valuation reserves totaling $101 million, and $386 million, which had no valuation reserves.
    During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

--------------------------------------------------------------
(In millions)                                   1997      1996
--------------------------------------------------------------
Reserve balance - January 1                     $101       $88
Transfers to foreclosed real estate              (30)      (30)
Charge-offs upon sales                           (52)      (20)
Net increase in valuation reserves                31        63
--------------------------------------------------------------
Reserve balance - December 31                    $50      $101
-------------------------------------------------=============

    During 1997 and 1996, impaired mortgage loans, before valuation reserves, averaged approximately $624 million and $885 million, respectively, and interest income recorded and cash received on these loans were approximately $35 million and $75 million in each year.

Real Estate
    During 1997,  1996 and 1995,  non-cash  investing  activities  included real estate acquired through foreclosure of mortgage loans, which totaled $85 million, $114 million and $146 million, respectively.
    Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $206 million and $344 million as of December 31, 1997 and 1996, respectively.
    Net income for 1997 and 1996 included net investment income of $10 million and $15 million, respectively, for real estate held for sale. Write-downs upon foreclosure and changes in valuation reserves were not material for 1997 and 1996.
    C) Short-Term Investments and Cash Equivalents: Short-term investments and cash equivalents, in the aggregate, primarily included debt securities, principally federal government bonds of $682 million and corporate securities of $985 million at December 31, 1997 and, for 1996, principally corporate securities of $1.4 billion.
    D) Net Unrealized Appreciation (Depreciation) of Investments: Unrealized appreciation (depreciation) for investments carried at fair value as of December 31 were as follows:

--------------------------------------------------------------
(In millions)                                 1997        1996
--------------------------------------------------------------
Unrealized appreciation:
    Fixed maturities                        $2,307      $1,863
    Equity securities                          284         198
                                     -------------------------
                                             2,591       2,061
                                     -------------------------
Unrealized depreciation:
    Fixed maturities                          (233)       (334)
    Equity securities                          (78)        (70)
                                     -------------------------
                                              (311)       (404)
                                     -------------------------
                                             2,280       1,657
Less policyholder-related amounts              946         723
                                     -------------------------
Shareholder net unrealized
   appreciation                              1,334         934
Less deferred income taxes                     450         307
--------------------------------------------------------------
Net unrealized appreciation                   $884        $627
-------------------------------------=========================

    Net unrealized appreciation for investments carried at fair value is included as a separate component of Shareholders' Equity, net of policyholder-related amounts and deferred income taxes. The net unrealized appreciation (depreciation) for these investments, primarily fixed maturities, during 1997, 1996 and 1995 was $257 million, ($471) million and $1.1 billion, respectively.
    E) Non-Income Producing Investments: At December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding 12 months were as follows:

--------------------------------------------------------------
(In millions)                                 1997        1996
--------------------------------------------------------------
Fixed maturities                               $34         $82
Mortgage loans                                  --          14
Real estate                                    141         173
Other long-term investments                      8          12
--------------------------------------------------------------
Total                                         $183        $281
--------------------------------------------==================

    F)  Derivative  Financial  Instruments:  CIGNA's  investment  strategy is to manage the characteristics of investment assets, such as duration, yield, currency and liquidity, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA's use of derivative instruments, including interest rate and currency swaps, purchased options and futures contracts, is limited to hedging applications to minimize market risk.
    Hedge accounting treatment requires a probability of high correlation between the changes in the market value or cash flows of the derivatives and the hedged assets or liabilities. Under hedge accounting, the changes in market value or cash flows of the derivatives and the hedged assets or liabilities are recognized in net income in the same period. If CIGNA's use of derivatives does not qualify for hedge accounting treatment, the derivative is recorded at fair value and changes in its fair value are recognized in net income without considering changes in the hedged asset or liability.
    CIGNA routinely monitors, by individual counterparty, exposure to credit risk associated with swap and option contracts and diversifies the portfolio among approved dealers of high credit quality. Futures contracts are exchange-traded and, therefore, credit risk is limited since the exchange assumes the obligations. CIGNA manages legal risks by following industry standardized documentation procedures and by monitoring legal developments.
    Underlying contract, notional or principal amounts associated with derivatives at December 31 were as follows:

--------------------------------------------------------------
(In millions)                                1997         1996
--------------------------------------------------------------
Interest rate swaps                          $316         $408
Currency swaps                               $276         $304
Purchased options                            $833         $632
Futures                                       $80          $45
--------------------------------------------------------------

    Under interest rate swaps, CIGNA agrees with other parties to periodically exchange the difference between variable rate and fixed rate asset cash flows to provide stable returns for related liabilities. CIGNA uses currency swaps (primarily Canadian dollars, pounds sterling and Swiss francs) to match the currency of investments to that of the associated liabilities. Under currency swaps, the parties exchange principal and interest amounts in two relevant currencies using agreed-upon exchange amounts.
    The net interest cash flows from interest rate and currency swaps are recognized currently as an adjustment to net investment income, and the fair value of these swaps is reported as an adjustment to the related investments.
    Using purchased options to reduce the effect of changes in interest rates or equity indexes on liabilities, CIGNA pays an up-front fee to receive cash flows from third parties when interest rates or equity indexes vary from specified levels. Purchased options that qualify for hedge accounting are recorded consistent with the related liabilities, at amortized cost plus adjustments based on current equity indexes, and income is reported as an adjustment to benefit expense. Purchased options are reported in other assets, and fees paid are amortized to benefit expense over their contractual periods. Purchased options with underlying notional amounts of $82 million and $112 million at December 31, 1997 and 1996, respectively, that are designated as hedges, but do not qualify for hedge accounting, are reported in other long-term investments at fair value with changes in fair value recognized as realized investment gains and losses.
    Interest rate futures are used to temporarily hedge against the changes in market values of bonds and mortgage loans to be purchased or sold. Under futures contracts, changes in the contract values are settled in cash daily with the exchange on which the instrument is traded. These changes in contract values are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or are recognized in full as realized investment gains and losses if investments are sold. Gains and losses on futures contracts deferred in anticipation of investment purchases were immaterial at December 31, 1997 and 1996.
    The effects of interest rate and currency swaps, purchased options and futures on the components of net income for 1997, 1996 and 1995 were not material.
    As of December 31, 1997 and 1996, CIGNA's variable interest rate investments consisted of approximately $828 million and $1.5 billion of fixed maturities, respectively. As of December 31, 1997 and 1996, CIGNA's fixed interest rate investments consisted of $35.6 billion and $33.4 billion, respectively, of fixed maturities, and $10.9 billion of mortgage loans for both 1997 and 1996.
    G) Other: As of December 31, 1997 and 1996, CIGNA had no concentration of investments in a single investee exceeding 10% of Shareholders' Equity.

NOTE 5 -- INVESTMENT INCOME AND GAINS AND LOSSES

    A) Net Investment Income: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

--------------------------------------------------------------
(In millions)                       1997       1996       1995
--------------------------------------------------------------
Fixed maturities                  $2,566     $2,613     $2,571
Equity securities                     23         20         47
Mortgage loans                       948        982        932
Policy loans                         541        561        511
Real estate                          147        223        317
Other long-term investments           78         65         77
Short-term investments               141        110        199
                              --------------------------------
                                   4,444      4,574      4,654
Less investment expenses             199        241        358
--------------------------------------------------------------
Net investment income             $4,245     $4,333     $4,296
------------------------------================================

    Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.7 billion for

1997, compared with $1.8 billion for both 1996 and 1995. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $1.4 billion, $1.1 billion and $885 million for 1997, 1996 and 1995, respectively.
    As of December 31, 1997, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $141 million and $176 million, including restructured investments of $90 million and $137 million, respectively. As of December 31, 1996, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $166 million and $370 million, including restructured investments of $144 million and $312 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $8 million, $15 million and $14 million in 1997, 1996 and 1995, respectively.
    B) Realized Investment Gains and Losses: Realized gains (losses) on investments, excluding policyholder share, for the year ended December 31 were as follows:

-------------------------------------------------------------
(In millions)                         1997      1996     1995
-------------------------------------------------------------
Fixed maturities                       $57       $37      $26
Equity securities                       38        24      187
Mortgage loans                         (15)      (23)      (3)
Real estate                             73        29       19
Other                                   14        24        4
                                   --------------------------
                                       167        91      233
Less income taxes                       52        37       55
-------------------------------------------------------------
Net realized investment gains         $115       $54     $178
-----------------------------------==========================

    Realized investment gains and losses include impairments in the value of investments, net of recoveries, of $33 million, $51 million and $46 million in 1997, 1996 and 1995, respectively.
    Realized investment gains for separate accounts, which are not reflected in CIGNA's revenues, were $492 million, $305 million and $412 million for 1997, 1996 and 1995, respectively. Realized investment gains (losses) attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were $45 million, $82 million and ($7) million for 1997, 1996 and 1995, respectively.
    Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

---------------------------------------------------------------
(In millions)                     1997        1996         1995
---------------------------------------------------------------
Proceeds from sales             $6,206      $6,444       $8,160
Gross gains on sales              $191        $239         $426
Gross losses on sales            $(127)      $(158)       $(205)
---------------------------------------------------------------

 NOTE 6 -- DEBT

    Short-term and long-term debt consisted of the following at December 31:

--------------------------------------------------------------
 (In millions)                                1997        1996
--------------------------------------------------------------
 Short-term
   Commercial paper                           $605        $247
   Current maturities of long-term debt         85          42
--------------------------------------------------------------
 Total short-term debt                        $690        $289
--------------------------------------------==================
 Long-term
     Unsecured Debt:
         8.16% Notes due 2000                  $25         $25
         8 3/4% Notes due 2001                 100         100
         7.17% Notes due 2002                   25          25
         7.4% Notes due 2003                   100         100
         6 3/8% Notes due 2006                 100         100
         7.4 % Notes due 2007                  300          --
         8 1/4% Notes due 2007                 100         100
         7.65% Notes due 2023                  100         100
         8.3% Notes due 2023                   100         100
         7 7/8% Debentures due 2027            300          --
         Medium-term Notes                     121         203
     Secured Debt (principally by real estate)  94         168
--------------------------------------------------------------
 Total long-term debt                       $1,465      $1,021
--------------------------------------------==================

    CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1997 and 1996, the weighted average interest rate on commercial paper was 5.9% and 5.6%, respectively.
    Medium-term notes have original maturity dates ranging from approximately five to ten years and interest rates ranging from 5 3/4% to 9 3/4% . As of December 31, 1997 and 1996, the weighted average interest rate on medium-term notes was 8.3% and 8.4%, respectively.
    In 1997, CIGNA issued $300 million of unsecured 7.4% Notes due in 2007 and $300 million of unsecured 7 7/8% Debentures due in 2027. The proceeds from these issues were used for the purchase of Healthsource.
    During 1995, CIGNA's 8.2% Convertible Subordinated Debentures due in 2010 were converted through non-cash transactions into approximately 3.6 million shares of CIGNA common stock.
    In 1995, CIGNA issued $25 million of unsecured 8.16% Notes due in 2000, $25 million of unsecured 7.17% Notes due in 2002 and $36 million in medium-term notes. The proceeds from these issues were used for general corporate purposes.

    As of December 31, 1997, CIGNA had available approximately $1.2 billion in committed and uncommitted lines of credit provided by U.S. and foreign banks. Subsequent to the sale of CIGNA's individual life insurance and annuity businesses, CIGNA canceled $500 million of lines of credit in January 1998. These lines of credit generally have terms ranging from one to three years and are paid for by using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.
    As of December 31, 1997, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.
    Maturities of long-term debt for each of the next five years are as follows:
1998 -- $85  million;  1999 -- $14 million;  2000 -- $56  million;  2001 -- $148 million; and 2002 -- $38 million.
    Interest expense was $127 million, $102 million and $120 million in 1997, 1996 and 1995, respectively.

 NOTE 7 -- COMMON AND PREFERRED STOCK

--------------------------------------------------------------
 (Shares in thousands)               1997       1996      1995
--------------------------------------------------------------
 Common: Par value $1
   200,000 shares authorized
     Outstanding -- January 1      74,198     76,332    72,225
     Issued for stock option
         and other benefit plans      229        294       504
     Issued upon conversion
        of  8.2% Convertible
        Subordinated Debentures        --         --     3,603
     Repurchase of common stock    (2,095)    (2,428)       --
                               -------------------------------
     Outstanding -- December 31    72,332     74,198    76,332
     Treasury shares               15,625     13,432    11,014
--------------------------------------------------------------
 Issued -- December 31             87,957     87,630    87,346
-------------------------------===============================

    Stock issued under stock option and other benefit plans resulted in increases in Additional Paid-in Capital of $61 million, $36 million and $41 million in 1997, 1996 and 1995, respectively. Such stock issuances also resulted in net increases in Treasury Stock of $14 million, $12 million and $14 million in 1997, 1996 and 1995, respectively. During 1997 and 1996, Treasury Stock increased by approximately $340 million and $300 million, respectively, as a result of repurchase of common stock. In 1995, conversion of CIGNA's 8.2% Convertible Subordinated Debentures resulted in an increase in Common Stock and Additional Paid-in Capital of $4 million and $247 million, respectively.
    In July 1997, CIGNA's Board of Directors adopted a shareholder rights plan which will expire on August 4, 2007. The rights attach to all outstanding shares of common stock and become exercisable upon an acquisition of (or announcement to acquire) 10% or more of CIGNA's outstanding common stock unless CIGNA's Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase securities of CIGNA at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In certain other circumstances, the rights also entitle the holders to purchase securities of an acquirer at a substantial discount. CIGNA's Board of Directors may redeem the rights for one cent each prior to an acquisition of 10% or more of its common stock, and thereafter under certain circumstances.
    CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1997, 1996 and 1995.
    On February 25, 1998, CIGNA's Board of Directors approved a three-for-one common stock split, an increase in the number of common shares authorized for issuance from 200 million to 600 million and a decrease in the par value of common stock from $1 per share to $0.25 per share. These actions are subject to approval at the April 22, 1998 annual meeting of shareholders. If approved, earnings per share will be adjusted retroactively to reflect the stock split and, on a pro forma basis, basic earnings per share would have been $4.93, $4.68 and $0.97, and diluted earnings per share would have been $4.88, $4.64, and $0.96, for the years ended December 31, 1997, 1996 and 1995, respectively.

 NOTE 8 -- SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

    The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which may differ from generally accepted accounting principles. As permitted by a state insurance department, certain of CIGNA's insurance subsidiaries discount certain asbestos-related and environmental pollution liabilities, which increased statutory surplus by approximately $217 million and $240 million as of December 31, 1997 and 1996, respectively.

    The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:

--------------------------------------------------------------
 (In millions)                      1997       1996       1995
--------------------------------------------------------------
 Life Insurance Companies:
    Net income                      $634       $680       $471
    Surplus                       $3,021     $2,683     $2,672
 Property and Casualty
   Insurance Companies:
    Net  income (loss)              $192       $164      $(201)
    Surplus                       $1,542     $1,655     $1,589
--------------------------------------------------------------

    CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the amount of annual dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1998 without prior approval is approximately $1.1 billion. The amount of restricted net assets as of December 31, 1997 was approximately $6.7 billion.

 NOTE 9 -- INCOME TAXES

    CIGNA's net deferred tax asset of $1.8 billion and $2 billion as of December 31, 1997 and 1996, respectively, reflects management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax asset based on CIGNA's earnings history and its future expectations. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.
    CIGNA's deferred tax asset is net of valuation allowances of $53 million and $47 million as of December 31, 1997 and 1996, respectively. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. Adjustments made to the valuation allowance for 1997, 1996 and 1995 were immaterial.
    As of December 31, 1997, CIGNA did not have any tax basis net operating loss carryforwards. At December 31, 1996, there was a benefit of $53 million resulting from $150 million of tax basis net operating loss carryforwards.
    In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1997 would result in a tax liability of $158 million only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.
    CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS completed its audits for the years 1982 through 1993, and challenged CIGNA on one issue related to years prior to 1989. During the third quarter of 1997, the U.S. Tax Court ruled against CIGNA in connection with this issue. The decision did not have an effect on results of operations, as liabilities had been previously established. As a result of this ruling, CIGNA made payments of approximately $250 million during 1997. CIGNA has appealed the U.S. Tax Court decision to the U.S. Court of Appeals.
    In management's opinion, adequate tax liabilities have been established for all years.
    The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:


------------------------------------------------------------------
 (In millions)                                     1997       1996
------------------------------------------------------------------
 Deferred tax assets:
     Loss reserve discounting                      $705       $779
     Other insurance and contractholder
       liabilities                                  689        607
     Employee and retiree benefit plans             455        450
     Investments, net                               287        284
     Operating loss carryforwards                    --         53
     Bad debt expense                               152        122
     Other                                          194        254
                                           -----------------------
     Deferred tax assets before valuation
        allowance                                 2,482      2,549
     Valuation allowance for deferred tax
        assets                                      (53)       (47)
                                           -----------------------
     Deferred tax assets, net of valuation
        allowance                                 2,429      2,502
                                           -----------------------
 Deferred tax liabilities:
    Unrealized appreciation on investments          450        307
    Depreciation and amortization                   183        112
    Policy acquisition expenses                       4         36
    Other                                             4         49
                                           -----------------------
    Total deferred tax liabilities                  641        504
------------------------------------------------------------------
 Net deferred income tax asset                   $1,788     $1,998
-------------------------------------------=======================


    The components of income taxes for the year ended December 31 were as follows:

---------------------------------------------------------------
 (In millions)                     1997        1996        1995
---------------------------------------------------------------
 Current taxes:
     U.S. income                   $424        $339        $185
     Foreign income                  69          80          73
                           ------------------------------------
                                    493         419         258
                           ------------------------------------
 Deferred taxes (benefits):
     U.S. income                     68         108        (212)
     Foreign income                   3          18          (6)
                           ------------------------------------
                                     71         126        (218)
---------------------------------------------------------------
 Total income taxes                $564        $545         $40
--------------------------=====================================

    Total income taxes for the year ended December 31 were less than the amount computed using the nominal federal income tax rate of 35% for the following reasons:

---------------------------------------------------------------
 (In millions)                         1997      1996     1995
---------------------------------------------------------------
 Tax expense at nominal rate           $577      $560      $88
 Tax-exempt interest income             (30)      (31)     (34)
 Realized investment results             (1)        1      (24)
 Dividends received deduction            (8)       (7)      (8)
 Amortization of goodwill                26        17       16
 Interest on provisions                  15         7       10
 Resolved federal tax audit issues      (13)       --       (7)
 Other                                   (2)       (2)      (1)
---------------------------------------------------------------
 Total income taxes                    $564      $545      $40
-------------------------------------==========================

 NOTE 10 -- PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT
            BENEFITS PLANS

    A) Pension Plans: CIGNA and certain of its subsidiaries provide retirement benefits to eligible employees and agents. These benefits are provided through a plan covering most domestic employees (the Plan) and by several separate pension plans for various subsidiaries, agents and foreign employees.
    The Plan is a non-contributory, defined benefit, trusteed plan available to eligible domestic employees. Generally, for employees whose service commenced prior to 1989, benefits are based on their years of service and eligible compensation during the highest three consecutive years of employment, offset by a portion of the Social Security benefit for which they are eligible. In 1997, CIGNA amended its Plan for employees whose service commenced after 1988. Under the new Plan provisions, eligible employees receive annual benefit credits based on an employee's age and credited service, and quarterly interest credits based on U.S. Treasury bond rates. The employee's pension benefit equals the value of accumulated credits, and may be paid at or after separation from service in a lump sum or an annuity. The amendment did not have a material effect on CIGNA's results of operations, liquidity or financial condition. CIGNA funds the Plan at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA).
    The following table summarizes the status as of December 31 of pension plans for which assets exceeded accumulated benefit obligations:


--------------------------------------------------------------------------
 (In millions)                                            1997        1996
--------------------------------------------------------------------------
 Actuarial present value of benefit obligations:
     Vested benefit obligation                          $2,244      $1,826
                                                  ------------------------
     Accumulated benefit obligation                     $2,283      $1,867
                                                  ------------------------


 Pension liability included in Other Liabilities:
     Projected benefit obligation                       $2,632      $2,244
     Less plan assets at fair value                      2,597       2,288
                                                  ------------------------
     Plan assets (greater) less than projected
          benefit obligation                                35         (44)
     Unrecognized net gain from past
          experience                                         1          72
     Unrecognized prior service cost                        20         (27)
     Unamortized SFAS 87 transition asset                   38          48
--------------------------------------------------------------------------
 Pension liability                                         $94         $49
--------------------------------------------------========================

    At December 31, 1997 and 1996, plans under which accumulated benefits exceeded assets had projected benefit obligations of $293 million and $296 million, respectively, and related assets at fair value of $34 million and $49 million for 1997 and 1996, respectively. The accumulated benefit obligation as of December 31, 1997 and 1996 related to these plans was $221 million and $211 million, respectively. The pension liability included in Other Liabilities related to these plans was $188 million and $172 million, respectively.
    Components of net pension cost for all plans for the year ended December 31 were as follows:

--------------------------------------------------------------
 (In millions)                      1997       1996       1995
--------------------------------------------------------------
 Service cost -- benefits
     earned during the year          $96       $100        $83
 Interest accrued on projected
     benefit obligation              188        174        163
 Actual return on assets            (388)      (269)      (392)
 Net amortization and deferral       203        106        231
--------------------------------------------------------------
 Net pension cost                    $99       $111        $85
------------------------------------==========================

    Determination of the projected benefit obligation was based on an estimated discount rate of 7.0% and 7.5% for 1997 and 1996, respectively, and an estimated long-term rate of compensation increase of 4.7% for 1997 and 1996. The estimated long-term rate of return on assets was 9% for 1997 and 1996. Substantially all Plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 97,500 shares of CIGNA common stock at December 31, 1997 and 1996, with a market value of $17 million and $13 million at December 31, 1997 and 1996, respectively.

     B) Other Postretirement Benefits Plans: In addition to providing pension benefits, CIGNA and certain of its subsidiaries provide certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans. A substantial portion of CIGNA's employees may become eligible for these benefits upon retirement. CIGNA's contributions for health care benefits depend upon a retiree's date of retirement, age, years of service and cost-sharing features, such as deductibles and coinsurance.
 Under the terms of the benefit plans, benefit provisions and cost-sharing features can be adjusted. In general, retiree health care benefits are not funded and are paid as covered expenses are incurred. Retiree life insurance benefits are paid from plan assets or as covered expenses are incurred.
     The following table summarizes the underfunded plans' benefit obligations reconciled with the amount included in Other Liabilities as of December 31:

-------------------------------------------------------------------------
 (In millions)                                            1997       1996
-------------------------------------------------------------------------
 Actuarial present value of benefit obligations:
    Retirees                                              $387       $379
    Other fully eligible plan participants                  13         11
    Other active plan participants                          78         72
                                                  -----------------------
 Total accumulated benefit obligations                     478        462
 Less plan assets at fair value                             59         54
                                                  -----------------------
 Plan assets less than accumulated
     benefit obligations                                   419        408
 Unrecognized net gain from past
     experience                                            216        234
 Unrecognized prior service cost                           236        254
-------------------------------------------------------------------------
 Other postretirement benefit liability                   $871       $896
--------------------------------------------------=======================

     At December 31, 1997 and 1996, plan assets of $59 million and $54 million, respectively, represented partial funding for retiree life insurance plans with accumulated benefit obligations of $141 million and $129 million, respectively, and such plan assets were invested in the general account assets of CGLIC, with an estimated long-term rate of return of 7% for 1997 and 1996.
     Components of net other postretirement benefit cost for the year ended December 31 were as follows:

--------------------------------------------------------------
 (In millions)                        1997      1996      1995
--------------------------------------------------------------
 Service cost -- benefits earned
     during the year                    $6       $10       $14
 Interest accrued on benefit
     obligation                         32        38        44
 Actual return on assets                (7)       (1)       (9)
 Net amortization and deferral         (25)      (26)      (13)
--------------------------------------------------------------
 Net other postretirement
     benefit cost                       $6       $21       $36
------------------------------------==========================

     Determination of the accumulated other postretirement benefit obligation for 1997 and 1996 was based on an estimated discount rate of 7.0% and 7.5%, respectively, and an estimated long-term rate of compensation increase of 4.5% for 1997 and 1996. The estimated rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 9% decreasing ratably to 5.5% over four years, which reflects CIGNA's current claim experience and management's estimate that future rates of growth will decline. Increasing the health care cost trend rate by one percentage point for each future year would increase accumulated other postretirement benefit obligations by $42 million and the annual service and interest cost by $4 million, before taxes.
     C) Other Postemployment Benefits: CIGNA and certain of its subsidiaries provide certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans.
      Although severance benefits accumulate with additional service, CIGNA recognizes severance expense when severance is probable and the costs can be reasonably estimated. Postemployment benefits other than severance generally do not vest or accumulate; therefore, the estimated cost of benefits are accrued when determined to be probable and estimable, generally upon disability or termination. See Note 16 for additional information regarding severance benefits accrued as part of cost reduction plans.
     D) Capital Accumulation Plans: CIGNA sponsors various capital accumulation plans in which employee contributions on a pre-tax basis (401(k)) are supplemented by CIGNA matching contributions. These contributions are invested, at the election of the employee, in one or more of the following investments:
 CIGNA common stock fund, several CIGNA and non-CIGNA mutual funds, and a fixed-income fund. In addition, beginning in 1999, CIGNA may provide additional matching contributions, depending on its annual performance, which would be invested in the CIGNA common stock fund. CIGNA's expense for such plans totaled $42 million, $39 million and $37 million for 1997, 1996 and 1995, respectively.

 NOTE 11 -- EMPLOYEE INCENTIVE PLANS

     The People Resources Committee of the Board of Directors can award to employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans. As of December 31, 1997, 1996 and 1995, stock available for award aggregated 5,002,950 shares, 5,095,415 shares and 6,007,504 shares, respectively.
     Grants of restricted stock are awarded annually, with vesting periods ranging from three to five years. Although recipients are entitled to receive dividends and vote restricted stock during the vesting period, termination of employment prior to vesting results in forfeiture of the stock. Grants of restricted shares of CIGNA common stock during 1997, 1996 and 1995 totaled 142,628 shares, 143,278 shares and 321,494 shares, respectively, at a weighted average fair value per share of $157.03, $118.41 and $74.37, respectively. Restricted stock grants of 646,035 shares for 1,797 employees were outstanding at December 31, 1997. Compensation cost related to restricted stock grants was not material to CIGNA's results of operations, liquidity or financial condition.
     Options to purchase CIGNA common stock are awarded at market price on the date of grant, vest over periods ranging from one to five years and expire no later than 10 years after the date of grant. Certain outstanding options have a replacement option feature providing that when the underlying option is exercised by tendering stock a new option is granted covering shares equal to the number tendered. These options are exercisable at the market price on the date of the new grant and expire on the expiration date of the original option.
     The following table, which includes approximately one million options granted in connection with the 1997 Healthsource acquisition, summarizes the status of, and changes in, common stock options outstanding for the year ended December 31:

--------------------------------------------------------------------------------------------------------------------------------
                                            1997                              1996                               1995
--------------------------------------------------------------------------------------------------------------------------------
                                                    Weighted                         Weighted                           Weighted
                                                     Average                          Average                            Average
                                      Shares  Exercise Price          Shares   Exercise Price           Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
 Outstanding -- January 1          1,627,966          $97.26       1,608,889           $71.15        1,611,949            $65.60
       Granted                     2,803,411          164.49         871,320           121.15          536,823             79.05
       Exercised                  (1,068,088)         101.62        (803,134)           71.33         (509,533)            61.87
       Expired or canceled           (18,271)         117.41         (49,109)           89.73          (30,350)            71.85
                                 -----------                      ----------                        ----------
 Outstanding -- December 31        3,345,018          152.10       1,627,966            97.26        1,608,889             71.15
---------------------------------===============================================================================================
 Options exercisable at year-end   1,456,547         $139.22         664,784           $75.62          683,376            $64.80
---------------------------------===============================================================================================

     The following table summarizes the range of exercise prices for outstanding common stock options at December 31, 1997:

-------------------------------------------------------------
                                       Range of Exercise
                                             Prices
-------------------------------------------------------------
                                       $16.71 to   $151.00 to
                                         $150.00      $318.32
-------------------------------------------------------------
 Options outstanding                   1,300,585    2,044,433
     Weighted average remaining
     contractual life                  7.0 years    8.7 years
     Weighted average exercise price     $110.12      $178.81
 Options exercisable                     974,938      481,609
     Weighted average exercise price     $106.74      $204.98
-------------------------------------------------------------

     The weighted average fair value of options granted under employee incentive plans during 1997, 1996 and 1995 was $38.81, $29.98 and $18.16, respectively.
 Fair value of each option grant in 1997, 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following assumptions:

-------------------------------------------------------------
                                    1997      1996       1995
-------------------------------------------------------------
 Dividend yield                     2.4%      3.5%       4.6%
 Expected volatility               23.7%     26.2%      25.5%
 Risk-free interest rate            6.1%      5.9%       7.1%
 Expected option life            4 years   6 years    6 years
-------------------------------------------------------------

     CIGNA awards stock options under employee incentive plans with exercise prices equal to the market price at the date of grant and, therefore, does not record compensation expense related to stock options. Had CIGNA recorded compensation expense for stock options based on their fair value at the grant date using the Black-Scholes option-pricing model, CIGNA's net income would have been reduced by $22 million, $10 million and $2 million in 1997, 1996 and 1995, respectively. Also, basic and diluted earnings per share would have been reduced by $0.30, $0.13 and $0.03 in 1997, 1996 and 1995, respectively.

 NOTE 12 -- EARNINGS PER SHARE

     Basic and Diluted EPS are  computed as follows for the year ended  December
 31:

------------------------------------------------------------------
 (Dollars in millions,
 except per share                          Effect of
 amounts)                         Basic     Dilution       Diluted
------------------------------------------------------------------
 1997
 Net income                      $1,086           --        $1,086
------------------------------====================================
 Shares (in thousands):
 Weighted average                73,421           --        73,421
 Options and restricted
   stock grants                                  750           750
------------------------------------------------------------------
 Total shares                    73,421          750        74,171
------------------------------====================================
 EPS                             $14.79       $(0.15)       $14.64
------------------------------====================================
 1996
 Net income                      $1,056           --        $1,056
------------------------------====================================
 Shares (in thousands):
 Weighted average                75,165           --        75,165
 Options and restricted
    stock grants                                 753           753
------------------------------------------------------------------
 Total shares                    75,165          753        75,918
------------------------------====================================
 EPS                             $14.05       $(0.14)       $13.91
------------------------------====================================
 1995
 Net income                        $211           --          $211
------------------------------====================================
 Shares (in thousands):
 Weighted average                72,655           --        72,655
 Options and restricted
    stock grants                                 664           664
------------------------------------------------------------------
 Total shares                    72,655          664        73,319
------------------------------====================================
 EPS                              $2.90       $(0.02)        $2.88
------------------------------====================================

 NOTE 13 -- REINSURANCE

     In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 1997 and 1996, approximately 7% of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.
     Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies and disputes, could result in losses. Allowances for uncollectible amounts were $720 million and $711 million as of December 31, 1997 and 1996, respectively. During 1995, CIGNA increased the allowance for uncollectible reinsurance by $210 million pre-tax ($138 million after-tax) for asbestos-related and environmental pollution losses, assumed reinsurance and other commercial exposures.
     Future charges for unrecoverable reinsurance may materially affect results of operations in future periods, however, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.
     The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

-------------------------------------------------------------
 (In millions)                      1997      1996       1995
-------------------------------------------------------------
 Short-duration contracts
 Premiums and fees:
    Direct                       $12,585   $11,577    $11,383
    Assumed                        1,143     1,099      1,448
    Ceded                         (1,790)   (1,904)    (2,090)
-------------------------------------------------------------
 Net earned premiums and fees    $11,938   $10,772    $10,741
--------------------------------=============================
 Long-duration contracts
 Premiums and fees:
    Direct                        $2,707    $2,728     $2,740
    Assumed                          544       634        595
    Ceded                           (254)     (218)      (162)
-------------------------------------------------------------
 Net earned premiums and fees     $2,997    $3,144     $3,173
--------------------------------=============================

     The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the above table.
     Benefits, losses and settlement expenses for 1997, 1996 and 1995 were net of reinsurance recoveries of $1.3 billion, $1.6 billion and $1.5 billion, respectively.

 NOTE 14 -- PROPERTY AND CASUALTY UNPAID CLAIMS AND CLAIM EXPENSE RESERVES AND REINSURANCE RECOVERABLES

     As described in Note 2(M), CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.
     Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:

-----------------------------------------------------------------------
 (In millions)                                1997       1996      1995
-----------------------------------------------------------------------
 Gross reserve -- January 1                $16,482    $17,023   $16,825

 Less reinsurance recoverable                5,835      5,864     6,190
                                        -------------------------------
 Net reserve -- January 1                   10,647     11,159    10,635
                                        -------------------------------
 Plus incurred claims and
       claim adjustment expenses:
    Provision for insured
       events of the current year            2,120      2,348     2,386
    Increase in provision for insured
       events of prior years                   218        177     1,498
                                        -------------------------------
    Total incurred claims and claim
       adjustment expenses                   2,338      2,525     3,884
                                        -------------------------------
 Less payments for claims and
       claim  adjustment expenses
       attributable to:
    Insured events of the current year         901        823       971
    Insured events of prior years            2,117      2,214     2,389
                                        -------------------------------
    Total payments for claims and
        claim adjustment expenses            3,018      3,037     3,360
                                        -------------------------------
 Net reserve -- December 31                  9,967     10,647    11,159
 Plus reinsurance recoverable                5,168      5,835     5,864
-----------------------------------------------------------------------
 Gross reserve -- December 31              $15,135    $16,482   $17,023
---------------------------------------================================

     The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.
     CIGNA implemented a new methodology for estimating asbestos-related and environmental pollution (A&E) reserves in the third quarter of 1995. CIGNA evaluated newly emerging methods for estimating A&E liabilities and expanded its claims databases. Using those recent developments, CIGNA completed a comprehensive review of its A&E exposures and increased asbestos-related reserves by $255 million ($194 million, net of reinsurance) and environmental pollution reserves by $1.2 billion ($861 million, net of reinsurance). CIGNA's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.
     Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.
     In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.
     Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) for A&E losses and charges for unrecoverable reinsurance in the aggregate were $148 million, $117 million and $1.4 billion for 1997, 1996 and 1995, respectively. Prior year development for 1995 reflects the A&E charge noted above, as well as $135 million for unrecoverable reinsurance related to CIGNA's assumed reinsurance and other commercial exposures.
     CIGNA's reserves for A&E exposures as of December 31 were as follows:

--------------------------------------------------------------------
                                1997                    1996
                      ----------------------------------------------
 (In millions)               Gross        Net        Gross       Net
--------------------------------------------------------------------
 Asbestos                     $846       $509         $771      $483
 Environmental              $1,404     $1,059       $1,492    $1,161
--------------------------------------------------------------------

     Prior year development, other than for A&E claims and charges for unrecoverable reinsurance, was $70 million, $60 million and $109 million for 1997, 1996 and 1995, respectively.

 NOTE 15 -- LEASES AND RENTALS

     Rental expenses for operating leases, principally with respect to buildings, amounted to $234 million, $214 million and $238 million in 1997, 1996 and 1995, respectively.
     As of December 31, 1997, future net minimum rental payments under non-cancelable operating leases were approximately $732 million, payable as follows: 1998 -- $155 million; 1999 -- $127 million; 2000 -- $95 million; 2001
 -- $81 million; 2002 -- $65 million; and $209 million thereafter.

 NOTE 16 -- COST REDUCTION INITIATIVES  AND
 OTHER RESTRUCTURING

    A) Employee Life and Health Benefits Restructuring: In the fourth quarter of 1997, CIGNA adopted a cost reduction plan to restructure its health care operations which resulted in a pre-tax charge of $32 million ($22 million after-tax) included primarily in Other Operating Expenses in the Employee Life and Health Benefits segment. The after-tax components of the charge were as follows: severance, $11 million, for costs associated with nonvoluntary terminations of approximately 1,300 employees in various functions and locations; real estate, $4 million, primarily related to vacated lease space; and other costs, $7 million, primarily related to the exit of certain operations.
    During 1995, CIGNA recorded a $30 million pre-tax charge ($20 million after-tax), included in Other Operating Expenses, for cost reduction restructuring initiatives in the Employee Life and Health Benefits segment. The charge consisted primarily of severance-related expenses representing costs associated with nonvoluntary terminations covering approximately 2,400 employees. These initiatives were completed in 1997 with no material difference from original estimates.
    B) Property and Casualty Restructuring: Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for A&E exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. Results for the run-off operations primarily reflect current year losses associated with unearned premiums as of December 31, 1995, prior year development on claim and claim adjustment expense reserves, and investment activity. The restructuring is being contested in the courts by certain competitors and policyholders; however, CIGNA expects to ultimately prevail.
    As part of its overall restructuring plan, CIGNA contributed $375 million of additional capital to the run-off operations. This contribution, which is reflected in the run-off operations' statutory surplus as of December 31, 1995, was funded in 1996 through internal sources. Also, the ongoing operations will contribute an additional $50 million to the run-off operations by December 31, 2001. In addition, the ongoing operations assumed $125 million of liabilities, primarily related to employee benefits of the run-off operations, and will reinsure up to $800 million of claims of the run-off operations in the unlikely event that the statutory capital and surplus of the run-off operations falls below $25 million.
    During 1995, CIGNA recorded an $85 million pre-tax charge ($55 million after-tax) for cost reduction restructuring initiatives which is included in Other Operating Expenses for the Domestic Property and Casualty operations. The charge consisted primarily of severance, representing costs associated with nonvoluntary terminations of approximately 1,600 domestic employees, and real estate, primarily related to vacated lease space. These initiatives were substantially completed in 1997 with no material difference from original estimates.

 NOTE 17 -- SEGMENT INFORMATION

    CIGNA operates principally in four segments: Property and Casualty, Employee Life and Health Benefits, Employee Retirement and Savings Benefits, and Individual Financial Services. Other Operations primarily includes unallocated investment income, expenses (principally debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business, non-insurance operations engaged primarily in investment and real estate activities, and certain new business initiatives.
    CIGNA's Property and Casualty operations routinely insure various forms of property, including large property risks. A major catastrophe could have a material adverse effect on CIGNA's results of operations. However, because CIGNA, through its risk assessment and accumulation processes, monitors writings to avoid significant concentrations, it is not likely that such adverse effect would be material to CIGNA's liquidity or financial condition.
    CIGNA's operations are not materially dependent on one or a few customers, brokers or agents.
    As discussed in more detail in Note 16, CIGNA's domestic property and casualty operations were restructured into ongoing and run-off operations effective December 31, 1995. Amounts shown for the Property and Casualty segment's ongoing and run-off operations for 1995 are reported on a pro forma basis as though the restructuring was in place at the beginning of 1995. These pro forma results are not necessarily indicative of the results that would have been reported had the restructuring actually occurred as of January 1, 1995. Consolidated Property and Casualty segment amounts, including International, did not change as a result of the restructuring.

    Summarized segment financial information for the year ended and as of December 31 was as follows:

---------------------------------------------------------------
 (In millions)                      1997       1996        1995
---------------------------------------------------------------
 REVENUES
 Property and Casualty:
    International                 $2,927     $2,859      $3,005
    Domestic                       2,120      2,147       2,259
                             ----------------------------------
    Ongoing operations             5,047      5,006       5,264
    Run-off operations               321        478         471
                             ----------------------------------
 Total Property and
    Casualty                       5,368      5,484       5,735
 Employee Life and
    Health Benefits               10,540      9,318       9,167
 Employee Retirement
    and Savings Benefits           1,797      1,950       1,983
 Individual Financial
    Services                       2,176      2,074       1,920
 Other Operations                    157        124         150
---------------------------------------------------------------
 Total                           $20,038    $18,950     $18,955
-----------------------------==================================

 INCOME (LOSS) BEFORE
 INCOME TAXES
 Property and Casualty:
    International                   $257       $248        $203
    Domestic                         168        111         (35)
                             ----------------------------------
    Ongoing operations               425        359         168
    Run-off operations                (7)       (13)     (1,228)
                             ----------------------------------
 Total Property and
    Casualty                         418        346      (1,060)
 Employee Life and
    Health Benefits                  667        764         860
 Employee Retirement
    and Savings Benefits             336        329         284
 Individual Financial
    Services                         318        259         231
 Other Operations                    (89)       (97)        (64)
---------------------------------------------------------------
 Total                            $1,650     $1,601        $251
-----------------------------==================================
 IDENTIFIABLE ASSETS
 Property and Casualty:
    International                 $7,430     $7,611      $7,603
    Domestic                      10,010     10,553       9,843
                             ----------------------------------
    Ongoing operations            17,440     18,164      17,446
    Run-off operations             7,255      8,043       8,872
                             ----------------------------------
 Total Property and
    Casualty                      24,695     26,207      26,318
 Employee Life and
    Health Benefits               14,577     11,590      12,206
 Employee Retirement
    and Savings Benefits          45,927     40,399      37,736
 Individual Financial
    Services                      20,024     17,581      15,913
 Other Operations                  2,976      3,155       3,730
---------------------------------------------------------------
 Total                          $108,199    $98,932     $95,903
-----------------------------==================================

 NOTE 18 -- FOREIGN OPERATIONS

    CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Europe, the Pacific region, Canada and Latin America.
    For the year ended December 31, 1997 and 1996, the change in Net Translation of Foreign Currencies reflects decreases of $81 million (including a tax benefit of $43 million) and $18 million (including a tax benefit of $11 million), respectively. There was no change in Net Translation of Foreign Currencies for the year ended December 31, 1995.
    Summary financial data of CIGNA's foreign operations for the year ended and as of December 31 were as follows:

----------------------------------------------------------------
 (In millions)                        1997       1996       1995
----------------------------------------------------------------
 Revenues                           $3,078     $3,125     $3,240
 Income before income taxes           $292       $265        $82
 Identifiable assets                $9,341     $9,474     $9,256
----------------------------------------------------------------

    CIGNA's income before income taxes included aggregate foreign exchange transaction losses of $1 million in 1997, 1996 and 1995.

 NOTE 19 -- CONTINGENCIES

 Financial Guarantees

    CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. These include guarantees for the repayment of industrial revenue bonds as well as other debt instruments. The contractual amounts of financial guarantees reflect CIGNA's maximum exposure to credit loss in the event of nonperformance. To limit CIGNA's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced primarily through reinsurance.
    The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 18 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1997 and 1996 was $202 million and $234 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income as earned. During 1997, gains for industrial revenue bonds were $1 million. There were no such gains in 1996 and 1995.
    In addition, CIGNA is liable for municipal guarantee business of $816 million and $1.0 billion at December 31, 1997 and 1996, respectively, which have maturities of up to 33 years. Such amounts are fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds. The nature of this guarantee business is similar to the reinsurance transactions described in Note 13. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. As of December 31, 1997 and 1996, loss reserves and unearned premiums under these programs were not material.
    CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1997 and 1996, the amount of minimum benefit guarantees for separate account contracts was $4.8 billion and $4.9 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. No such reserves were required as of December 31, 1997 and 1996. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.
    Although the ultimate outcome of any loss contingencies arising from CIGNA's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

 Regulatory and Industry Developments

    CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to:
 o   increase health care regulation;
 o   revise the system of funding cleanup of environmental damages;
 o reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA;
 o   restrict insurance  pricing and the application of underwriting  standards;
     and
 o   revise federal tax laws.
 Some of the more significant issues are discussed below.

    Efforts at the federal and state level to increase regulation of the health care industry could have an adverse effect on CIGNA's health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs. Matters under consideration that could have an adverse effect include mandated benefits or services that increase costs without improving the quality of care, loss of the ERISA preemption of state law and restrictions on the use of prescription drug formularies. Due to the uncertainty associated with the timing and content of any proposals ultimately adopted, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.
    Proposed legislation for Superfund reform remains under consideration by Congress. Any changes in Superfund relating to 1) assigning responsibility, 2) funding cleanup costs or 3) establishing cleanup standards could affect the liabilities of policyholders and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's consolidated results of operations, liquidity or financial condition cannot be reasonably estimated at this time.
    In 1996,  Congress  passed  legislation  that  phases out over a  three-year period the tax deductibility of policy loan interest for most leveraged corporate-owned life insurance (COLI) products. For 1997, revenues of $591 million and net income of $44 million for the Individual Financial Services segment were from leveraged COLI products that are affected by this legislation. CIGNA does not expect this legislation to have a material adverse effect on its consolidated results of operations, liquidity or financial condition.
    The National Association of Insurance Commissioners (NAIC) is currently addressing risk-based capital guidelines for health maintenance organizations
 (HMOs). CIGNA does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity or financial condition.
    The NAIC is currently developing standardized statutory accounting principles, which are scheduled to take effect in 1999. Since these principles have not been finalized, the effect on CIGNA's statutory net income, surplus and liquidity cannot be reasonably estimated at this time.
    CIGNA is contingently liable for possible assessments under regulatory requirements pertaining to potential insolvencies of unaffiliated insurance companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. CIGNA's insurance subsidiaries recorded pre-tax charges of $21 million for 1997 and $28 million for 1996 and 1995, respectively, for guaranty fund assessments that can be reasonably estimated before giving effect to future premium tax recoveries. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.
    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

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

 REPORT OF INDEPENDENT ACCOUNTANTS
                                                                          [LOGO]


 Price Waterhouse LLP

 TO THE BOARD OF DIRECTORS
 AND SHAREHOLDERS OF CIGNA CORPORATION

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
 Philadelphia, Pennsylvania
 February 10, 1998

 QUARTERLY FINANCIAL DATA (Unaudited)

    The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1997 and 1996.
    Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

------------------------------------------------------------------------------------------------------------------------------
 (In millions, except per share amounts)                                         Three Months Ended
------------------------------------------------------------------------------------------------------------------------------
                                                      March 31            June 30                   Sept. 30           Dec. 31
------------------------------------------------------------------------------------------------------------------------------
   CONSOLIDATED RESULTS
   1997 *
   Total revenues                                       $4,645             $4,719                     $5,182            $5,492
   Income before income taxes                              437                411                        427               375
   Net income                                              288                279                        279               240
   Earnings per share:
      Basic                                               3.92               3.79                       3.79              3.29
      Diluted                                             3.89               3.76                       3.75              3.26

   1996
   Total revenues                                       $4,645             $4,731                     $4,685            $4,889
   Income before income taxes                              358                345                        434               464
   Net income                                              238                231                        281               306
   Earnings per share:
      Basic                                               3.15               3.05                       3.74              4.12
      Diluted                                             3.12               3.03                       3.71              4.08

   STOCK AND DIVIDEND DATA
   1997
   Price range of common stock - high                 $161 3/8           $187 1/4                   $200 3/4          $186 1/4
                               - low                  $135 1/4               $139                  $175 5/16          $151 1/2
   Dividends declared per common share                   $ .83              $ .83                      $ .83             $ .83
   1996
   Price range of common stock - high                 $125 1/2           $117 7/8                   $122 3/8          $143 3/8
                               - low                  $103 1/4           $100 3/4                   $105 1/2          $119 1/2
   Dividends declared per common share                   $ .80              $ .80                      $ .80             $ .80
------------------------------------------------------------------------------------------------------------------------------
*    The fourth quarter of 1997 includes  after-tax  charges  associated with the  integration of  Healthsource  and the restructuring of CIGNA's health care operations of $80 million.

Stock Listing

CIGNA's common shares are listed on the New York, Pacific and Philadelphia stock exchanges. The ticker symbol is CI.