Form 10-K405, Exhibit 13
period 1998-12-31
CIGNA CORP
filed 1999-03-26
CIK 701221

HIGHLIGHTS

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)                  1998           1997           1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------------
Revenues:
Premiums and fees and other revenues                          $17,576        $15,626        $14,526        $14,426        $14,404
Net investment income                                           3,705          4,245          4,333          4,296          3,946
Realized investment gains                                         156            167             91            233             42
----------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                           $21,437        $20,038        $18,950        $18,955        $18,392
-----------------------------------------------------------=======================================================================
Net Income:
Operating Income (Loss):
     Employee Health Care, Life and Disability Benefits          $617           $425           $497           $489           $529
     Employee Retirement Benefits and Investment
       Services                                                   248            230            210            197            184
     International Life, Health and Employee Benefits              17             21              5             (4)           (23)
     Property and Casualty                                         70            205            208           (718)          (210)
     Other Operations                                             313            180            155            146            135
     Corporate                                                    (75)           (90)           (73)           (77)           (89)
----------------------------------------------------------------------------------------------------------------------------------
     Total operating income                                     1,190            971          1,002             33            526
Realized investment gains, net of taxes                           102            115             54            178             28
----------------------------------------------------------------------------------------------------------------------------------
     Net Income                                                $1,292         $1,086         $1,056           $211           $554
-----------------------------------------------------------=======================================================================
Earnings per share:
   Basic                                                        $6.12          $4.93          $4.68          $0.97          $2.58
   Diluted                                                      $6.05          $4.88          $4.64          $0.96          $2.50
Common dividends declared per share                             $1.15          $1.11          $1.07          $1.01          $1.01
Total assets                                                 $114,612       $108,199        $98,932        $95,903        $86,102
Long-term debt                                                 $1,431         $1,465         $1,021         $1,066         $1,389
Shareholders' equity                                           $8,277         $7,932         $7,208         $7,157         $5,811
   Per share                                                   $40.25         $36.55         $32.38         $31.25         $26.82
Common shares outstanding (thousands)                         205,650        216,996        222,594        228,996        216,675
Shareholders of record                                         12,441         12,953         14,027         15,131         16,408
Employees                                                      49,900         47,700         42,800         44,700         48,600
----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

Operating income (loss) by segment for years 1994-1997 has been restated to reflect the adoption of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." For more information regarding the effect of adopting accounting pronouncements, see the Notes to Financial Statements.

Share and per share data for years 1994-1997 reflect the three-for-one stock split approved by shareholders on April 22, 1998.

As discussed in Note 3, CIGNA entered into an agreement in January 1999 to sell the businesses included in the Property and Casualty segment. Completion of the transaction is subject to U.S. and international regulatory approval and other conditions to closing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)
----------------------------------------------------------------
FINANCIAL SUMMARY                 1998        1997        1996
----------------------------------------------------------------
Premiums and fees              $16,413     $14,935     $13,916
Net investment income            3,705       4,245       4,333
Other revenues                   1,163         691         610
Realized investment gains          156         167          91
                               ---------------------------------
Total revenues                  21,437      20,038      18,950
Benefits and expenses           19,427      18,388      17,349
                               ---------------------------------
Income before taxes              2,010       1,650       1,601
Income taxes                       718         564         545
                               ---------------------------------
Net income                       1,292       1,086       1,056
Realized investment gains,
    net of taxes                   102         115          54
----------------------------------------------------------------
Operating income*               $1,190        $971      $1,002
-------------------------------=================================

    CIGNA's consolidated operating income increased 23% in 1998, primarily reflecting the $202 million after-tax gain recognized on the sale of CIGNA's individual life insurance and annuity business, 1997 after-tax charges of $58 million for integration costs associated with the acquisition of Healthsource, Inc. (Healthsource) and $22 million for health care restructuring costs (discussed below) and improved results in the Employee Health Care, Life and Disability Benefits (excluding the 1997 charges) and Employee Retirement Benefits and Investment Services segments.** These increases were partially offset by lower operating income in the Property and Casualty segment (principally due to catastrophe losses) and Other Operations (excluding the gain).
    Excluding the 1997 charges mentioned above, operating income increased 5% in 1997 reflecting improved results in all segments except Property and Casualty.
    Net realized investment gains decreased 11% in 1998 reflecting higher impairment losses on equity securities, partially offset by lower impairments of fixed maturities and mortgage loans. Net realized investment gains increased 113% in 1997, reflecting sales of real estate and fixed maturities. For additional information on net realized investment gains, see Note 5(B) to the Financial Statements.
    Consolidated revenues, excluding realized investment gains, were $21.3 billion, $19.9 billion and $18.9 billion for 1998, 1997 and 1996, respectively. The 1998 and 1997 increases primarily reflect growth in the Employee Health Care, Life and Disability Benefits segment (principally from Healthsource), partially offset in 1998 by the absence of revenues for the individual life insurance and annuity business. Revenue growth for all years was constrained by continued price competition and strict underwriting standards.
    Excluding the $202 million after-tax gain recognized on the sale of CIGNA's individual life insurance and annuity business, the anticipated gain on the sale of CIGNA's property and casualty operations and the effect of the adoption of a new accounting pronouncement (SOP 97-3, discussed below), operating income is expected to improve in 1999; however, such improvement could be adversely affected by the factors noted in the cautionary statement on page 24.

OTHER MATTERS

Acquisitions and Dispositions

    In January 1999, CIGNA entered into an agreement to sell its domestic and international property and casualty businesses (which comprise the Property and Casualty segment described in Note 16 to the Financial Statements) to ACE Limited for cash proceeds of $3.45 billion. The sale, which is subject to U.S. and international regulatory approval and other conditions to closing, is expected to be completed by mid-1999. Net assets of the businesses to be sold were approximately $2.3 billion as of December 31, 1998. The determination of the gain on sale will be affected by changes to net assets through closing for results of operations and dividends from the businesses to be sold, as well as transaction costs and other adjustments. CIGNA's priorities for the use of capital, including proceeds from the sale are, in order, internal growth, acquisitions, and share repurchases.
    As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale resulted in an after-tax gain of $773 million of which $202 million was recognized upon closing of the sale. Since the principal agreement to sell this business is in the form of an indemnity reinsurance arrangement, the remaining $571 million of the gain was deferred and is being recognized at the rate that earnings from the business sold would have been expected to emerge, primarily over fifteen years on a declining basis. CIGNA recognized $66 million of the deferred gain in 1998.
    Revenues for this business were $972 million and $926 million for the years ended December 31, 1997 and 1996, respectively, and net income was $102 million and $67 million for the same periods. Also, as part of the transaction, CIGNA recorded a reinsurance recoverable from the purchaser of $5.8 billion for insurance liabilities retained, and transferred invested assets of $5.4 billion along with other assets and liabilities associated with the business. The sales agreement provides for the possibility of certain
--------
*Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.
**CIGNA adopted new segment reporting requirements as of December 31, 1998 as discussed in Note 16 to the Financial Statements.

adjustments; however, any future adjustments are not expected to be material to results of operations, liquidity or financial condition.
    CIGNA acquired the outstanding common stock of Healthsource on June 25, 1997. The cost of the acquisition was $1.7 billion, reflecting the purchase of Healthsource common stock for $1.4 billion and the retirement of Healthsource debt of $250 million. The acquisition was accounted for as a purchase, and was financed through the issuance of long-term debt of $600 million and a combination of internally generated funds and short-term debt.
    In the fourth quarter of 1997, CIGNA recorded a pre-tax integration charge of $87 million ($58 million after-tax) in connection with its review of Healthsource operations. The charge primarily resulted from an analysis of
Healthsource HMO medical reserves, receivable balances and contractual obligations. During 1998, adjustments to these items were recorded, resulting in an increase to net income of $10 million.
     In addition, Healthsource goodwill and other intangibles of $1.5 billion, recorded at the time of acquisition, were increased by $24 million in the fourth quarter of 1997. This increase primarily reflects severance of Healthsource employees, vacated Healthsource lease space and adjustments to Healthsource net assets to conform to CIGNA's accounting policies. These initiatives are expected to result in annual after-tax expense savings of $35 million with approximately two-thirds having emerged in 1998 and the full amount in 1999.
    CIGNA has invested in certain entities in connection with the expansion (principally in emerging markets) of its international operations for approximately $350 million in 1998 and $125 million in 1997. Most of these investments relate to the expansion of CIGNA's health care operations in Brazil. They include the acquisition of a managed health care business, which is being consolidated, and investments in another health care operation, which are being accounted for under the equity method. These investments also included equity securities of a Brazilian financial services company. In 1998, CIGNA recognized realized investment losses of $31 million after-tax on the Brazilian equity securities and losses of approximately $17 million after-tax from Brazilian health care operations. The effect on CIGNA's results of operations in 1997 and 1996 from this expansion of international operations was not material.
    CIGNA expects that additional losses and start-up costs will be incurred, and additional investments may be required in order for these entities to achieve profitable operations. Certain risks are inherent in expanding operations in foreign countries, particularly in emerging markets. The investments in recent international expansion are routinely monitored for potential impairment, and management currently believes that such investments are recoverable.
    CIGNA continues to conduct strategic and financial reviews of its businesses in order to deploy its capital most effectively. See Note 3 to the Financial Statements for additional information on acquisitions and dispositions.

Cost Reduction Initiatives

    In the fourth quarter of 1998, CIGNA adopted a cost reduction plan to restructure certain operations which resulted in a pre-tax charge of $29 million ($19 million after-tax), including $18 million after-tax for restructuring certain of its domestic and international operations included in the Property and Casualty segment and $1 million after-tax for certain operations included in the International Life, Health and Employee Benefits segment. The charge consisted primarily of costs related to severance and vacated lease space. The majority of the cash outlays for these initiatives are expected to be made in 1999. These initiatives are expected to result in annual after-tax savings of $20 million in the Property and Casualty segment. As noted above, CIGNA has entered into an agreement to sell the businesses that comprise this segment.
    In the fourth quarter of 1997, CIGNA adopted a cost reduction plan to restructure its health care operations, which resulted in a pre-tax charge of $32 million ($22 million after-tax) in the Employee Health Care, Life and Disability Benefits segment. The charge consisted primarily of costs related to severance, real estate and other costs for office closings. Cash outlays associated with this initiative are expected to be completed in 1999 with most having occurred in 1998. These initiatives are expected to result in annual after-tax expense savings of $50 million with approximately two-thirds having emerged in 1998 and the full amount in 1999.
    See Note 17 to the Financial Statements for additional information on cost reduction initiatives.

Other

    Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for asbestos and environmental (A&E) exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. The restructuring is being contested in the courts by certain competitors and policyholders. Although CIGNA expects the matter to be in litigation for some time, it expects to ultimately prevail.
    CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to:
o   increase health care regulation;
o   revise the system of funding cleanup of environmental damages;
o reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by CIGNA;
o restrict insurance pricing and the application of underwriting standards; and
o   revise federal tax laws.

    In early 1999, the Administration proposed a federal budget that would eliminate the deferral of taxation of certain statutory income of life insurance companies. As discussed in Note 9 to the Financial Statements, CIGNA has not provided taxes on $450 million of such income. If the budget provision is enacted, CIGNA will record additional income tax expense of $158 million to reflect this liability. The proposed federal budget also would limit the deduction of interest expense on the general indebtedness of corporations owning non-leveraged corporate life insurance policies covering the lives of officers, employees or directors. If this latter provision is enacted as proposed, CIGNA does not anticipate that it will have a material effect on its consolidated results of operations, liquidity, or financial condition, although it could have a material adverse effect on the results of operations of the Employee Retirement Benefits and Investment Services segment.
    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 19 to the Financial Statements.

ACCOUNTING PRONOUNCEMENTS

    CIGNA adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of December 31, 1998. SFAS No. 131 changes the way segments are structured and requires additional segment disclosures. Prior period information has been restated based on the new requirements. See Note 16 to the Financial Statements for additional information.
    In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives that are hedging market risk related to future cash flows, in the accumulated other comprehensive income section of shareholders' equity. Implementation is required by the first quarter of 2000, with the cumulative effect of adoption reflected in net income and accumulated other comprehensive income, as appropriate. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," in 1997. SOP 97-3 provides guidance on the recognition and measurement of liabilities for guaranty fund and other insurance-related assessments. Implementation is required by the first quarter of 1999, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. The estimated reduction of net income from implementation of this pronouncement is expected to be approximately $95 million, and is primarily related to the property and casualty operations.
    In 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." SOP 98-7 provides guidance on the deposit method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health contracts. Implementation is required by the first quarter of 2000, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    See Note 2(B) to the Financial Statements for additional information regarding accounting pronouncements.

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS

(In millions)
----------------------------------------------------------------
FINANCIAL SUMMARY                 1998        1997        1996
----------------------------------------------------------------
Premiums and fees              $11,421      $9,546      $8,375
Net investment income              589         563         567
Other revenues                     542         454         404
                               ---------------------------------
Segment revenues                12,552      10,563       9,346
Benefits and expenses           11,574       9,906       8,588
                               ---------------------------------
Income before taxes                978         657         758
Income taxes                       361         232         261
                               ---------------------------------
Operating income                  $617        $425        $497
-------------------------------=================================
Realized investment gains,
   net of taxes                    $54         $17          $3
-------------------------------=================================

    Operating income for the Employee Health Care, Life and Disability Benefits segment increased 45% in 1998 and decreased 14% in 1997. Results for 1997 included after-tax charges of $58 million for Healthsource integration and $22 million related to cost reduction initiatives to restructure the health care operations. See pages 10 and 11 for additional information. Excluding the above charges, operating income was as follows:

-------------------------------------------------
(In millions)            1998     1997     1996
-------------------------------------------------
Indemnity operations     $314     $302     $286
HMO operations            303      203      211
-------------------------------------------------
Total                    $617     $505     $497
------------------------=========================

    The increase in the indemnity operations in 1998 primarily reflects favorable claim experience from guaranteed cost medical, long-term disability and life businesses. Partially offsetting this increase were lower earnings from experience-rated medical business.
    The increase in the indemnity operations in 1997 reflects improved claim experience from guaranteed cost medical and group life businesses. Partially offsetting this increase were higher medical costs, and lower earnings from Administrative Services Only (ASO) business resulting from higher operating expenses due to customer service initiatives.
    The 1998 increase in HMO results reflects membership growth and rate increases, improved results in health care services operations and lower operating expenses per member due to expense savings initiatives. These improvements were partially offset by increased HMO medical costs reflecting higher pharmacy and outpatient costs and higher amortization of goodwill and other intangibles associated with the acquisition of Healthsource. The effect of account reviews on operating income in 1998 compared with 1997 was not material.
    HMO operating income for 1997 and 1996 includes the favorable after-tax effect of tax and other account reviews of $6 million and $17 million in 1997 and 1996, respectively, and a net gain from sales of subsidiaries of $8 million in 1996. Excluding these amounts, operating income for 1997 and 1996 was $197 million and $186 million, respectively. The 1997 improvement reflects rate increases, membership growth and lower dental costs. Partially offsetting these improvements were increased HMO medical costs, higher operating expenses associated with growth and customer service initiatives, and amortization of Healthsource goodwill and other intangibles.
    Premiums and fees increased 20% in 1998 and 14% in 1997. These increases primarily reflect the addition of Healthsource premiums and fees and, to a lesser extent, rate increases and non-Healthsource membership growth.
    The 5% increase in net investment income in 1998 reflects higher assets due to the Healthsource acquisition, partially offset by lower yields.
    Total medical HMO membership increased 11% in 1998 and 36% in 1997. The 1998 increase primarily reflects membership growth in medical HMO alternative funding programs. The 1997 increase reflects the Healthsource acquisition and, to a lesser extent, growth in medical HMO alternative funding programs.
    Management believes that adding premium equivalents to premiums and fees (adjusted premiums and fees) produces a more meaningful measure of business volume. Premium equivalents generally represent paid claims under alternative funding programs, such as minimum premium and ASO plans, and are additional premiums that would have been earned if these coverages had been written as traditional indemnity and HMO programs. Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims, and CIGNA generally earns a lower margin than under traditional programs.
    Premium equivalents were approximately $13 billion in 1998 compared with $10.8 billion in 1997 and $9.6 billion in 1996. The 1998 increase of 21% primarily reflects the Healthsource acquisition and growth in HMOs. The 1997 increase of 13% reflects the Healthsource acquisition. Excluding Healthsource, 1997 premium equivalents were level with 1996, with both years reflecting growth in HMOs offset by cancellations and conversions of medical indemnity business to HMOs. Premium equivalents were approximately 55% of total adjusted premiums and fees in 1998, 1997 and 1996. ASO plans accounted for approximately 50% of total adjusted premiums and fees in 1998, 1997 and 1996.
    Business mix in 1998, measured by adjusted premiums and fees, was approximately 44% HMO medical and dental care, 38% medical indemnity, 8% dental indemnity, 7% life insurance, 2% long-term disability insurance and 1% other insurance coverages.

    Indemnity claims paid for insured plans and claims paid for all alternative funding programs, including ASOs, for the year ended December 31 were as follows:

------------------------------------------------------------------
(In millions)                       1998        1997        1996
------------------------------------------------------------------
Insured plans                     $3,880      $3,842      $3,814
Alternative funding programs      13,063      11,052      19,759
------------------------------------------------------------------
Total                            $16,943     $14,894     $13,573
--------------------------------==================================

    The 1998 and 1997 increases in alternative funding programs primarily reflect the Healthsource acquisition and membership growth.
    Growth in premiums and fees and premium equivalents may be constrained by competitive pressures in both the medical indemnity and HMO markets.

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES

(In millions)
-------------------------------------------------------------
FINANCIAL SUMMARY                1998       1997       1996
-------------------------------------------------------------
Premiums and fees                $257       $221       $272
Net investment income           1,613      1,655      1,716
                               ------------------------------
Segment revenues                1,870      1,876      1,988
Benefits and expenses           1,505      1,545      1,680
                               ------------------------------
Income before taxes               365        331        308
Income taxes                      117        101         98
                               ------------------------------
Operating income                 $248       $230       $210
-------------------------------==============================
Realized investment gains,
   net of taxes                   $25        $15        $21
-------------------------------==============================

    Operating income for the Employee Retirement Benefits and Investment Services segment increased 8% in 1998 and 10% in 1997. Results for 1997 include a favorable tax adjustment of $5 million and, for 1996, an after-tax charge of $8 million for state guarantee fund assessments.
    Operating income, excluding the items noted above, was $248 million, $225 million and $218 million in 1998, 1997 and 1996, respectively. The increases for 1998 and 1997 reflect higher earnings from an increased asset base, partially offset by a shift to lower margin products (separate account equity funds) and by higher operating expenses related to growth initiatives. The 1998 increase also reflects higher earnings from non-leveraged corporate life insurance business resulting from an increased asset base and favorable mortality experience.
    Premiums and fees increased 16% in 1998 and decreased 19% in 1997. The 1998 increase reflects higher non-leveraged corporate life insurance premiums and fees, higher fees from separate accounts and higher annuity sales. The 1997 decrease primarily reflects a decline in annuity sales.
    Net investment income decreased 3% in 1998 and 4% in 1997. These decreases primarily reflect customers' continued redirection of a portion of their investments from the general account to separate accounts and lower investment yields, partially offset by higher investment income from an increased non-leveraged corporate life insurance asset base.
    Assets under management are generally a key determinant of earnings for this segment. For the year ended December 31, assets under management and related activity, including amounts attributable to separate accounts, were as follows:

-------------------------------------------------------------
(In millions)                            1998          1997
-------------------------------------------------------------
Balance -- January 1                  $48,231       $41,663
Premiums and deposits                   8,048         7,796
Investment results                      3,432         3,244
Increase in fair value of assets        2,704         2,613
Customer withdrawals                   (3,573)       (2,428)
Other, including participant
   withdrawals and benefit payments    (5,913)       (4,657)
-------------------------------------------------------------
Balance -- December 31                $52,929       $48,231
------------------------------------=========================

    Premiums and deposits increased slightly in 1998 compared with 1997. Recurring deposits from existing customers were approximately 55% and 52% of the premiums and deposits for 1998 and 1997, respectively, while the remaining amounts represent sales to new customers. The increase in investment results reflects higher realized capital gains, partially offset by lower investment yields. The increase in the fair value of assets primarily reflects market value appreciation of equity securities in separate accounts. The increase in customer withdrawals is primarily due to the effect of one customer withdrawal in 1998. The increase in Other reflects larger participant withdrawals and benefit payments due to a higher level of assets under management.
    Assets under management will continue to be affected by market value fluctuations for equity securities and fixed maturities.
    See Other Matters for additional information regarding corporate life insurance.

INTERNATIONAL LIFE, HEALTH AND EMPLOYEE BENEFITS

(In millions)
-------------------------------------------------------------
FINANCIAL SUMMARY                1998       1997       1996
-------------------------------------------------------------
Premiums and fees              $1,227     $1,076       $981
Net investment income             115        122        125
Other revenues                      4          2         --
                              -------------------------------
Segment revenues                1,346      1,200      1,106
Benefits and expenses           1,309      1,167      1,098
                              -------------------------------
Income before taxes                37         33          8
Income taxes                       20         12          3
                              -------------------------------
Operating income                  $17        $21         $5
------------------------------===============================
Realized investment gains,
   net of taxes                   $--         $2         $1
------------------------------===============================

    Operating income for the International Life, Health and Employee Benefits segment decreased 19% in 1998 and increased substantially in 1997. The decrease in 1998 reflects losses of $17 million after-tax in Brazilian health care operations, unfavorable economic conditions in Asia, and expenses incurred in connection with expansion of operations, primarily in Poland. Partially offsetting these decreases were an $18 million after-tax improvement in the results of Japanese life insurance operations reflecting higher business volume and favorable product mix, and growth in the health care business related to expatriate employees of multinational companies.
    Premiums and fees increased 14% and 10% for 1998 and 1997, respectively. Excluding the effects of foreign currency changes, premiums and fees increased 25% and 17% for the same periods. These increases reflect growth in the Japanese life insurance operations and the health care business related to expatriate employees of multinational companies and, for 1998, the acquisition of a Brazilian managed health care business.
    Net investment income declined 6% and 2% in 1998 and 1997, respectively. Excluding the unfavorable effects of foreign currency changes, net investment income increased 5% for both 1998 and 1997, reflecting higher average assets due to business growth.
    CIGNA is undertaking efforts to improve the results of its Brazilian operations, including initiatives to improve the pricing of medical products and services and to provide for enhanced medical cost controls. Additional losses are expected while these initiatives are in progress. See page 11 for additional discussion regarding the expansion of CIGNA's international operations.
    The devaluation of the Brazilian currency in early 1999 is not expected to have a material effect on CIGNA's consolidated results of operations, liquidity or financial condition.

PROPERTY AND CASUALTY

(In millions)
-------------------------------------------------------------
FINANCIAL SUMMARY                1998       1997       1996
-------------------------------------------------------------
Premiums and fees              $2,957     $3,154     $3,417
Net investment income             583        639        679
Other revenues                    297        302        244
                              -------------------------------
Segment revenues                3,837      4,095      4,340
Benefits and expenses           3,748      3,788      4,045
                              -------------------------------
Income before taxes                89        307        295
Income taxes                       19        102         87
                              -------------------------------
Operating income                  $70       $205       $208
------------------------------===============================
Realized investment gains,
   net of taxes                   $11        $47        $26
------------------------------===============================

    In January 1999, CIGNA entered into an agreement to sell the businesses included in this segment. See page 10 for additional information. Operating income (loss) was as follows:

 (In millions)                 1998      1997     1996
--------------------------------------------------------
International                  $(13)     $106     $130
Domestic                         85        98       76
                             ---------------------------
  Total ongoing operations       72       204      206
Run-off operations               (2)        1        2
--------------------------------------------------------
  Total                         $70      $205     $208
-----------------------------===========================

    The decline in the international operations for 1998 includes catastrophe losses of $72 million after-tax for Hurricane Georges, Hurricane Mitch and Canadian winter storms as well as restructuring costs (primarily severance) of approximately $7 million after-tax. These results also reflect unfavorable claim experience, primarily from large property losses, the competitive pricing environment, and lower investment income. The decline in 1997 primarily reflects unfavorable claim experience in both the fire and casualty lines and charges for severance costs.
    The decline in the domestic operations for 1998 reflects higher catastrophe losses, including $9 million after-tax relating to Hurricane Georges, restructuring charges of $9 million after-tax, lower net investment income and unfavorable workers' compensation experience, partially offset by favorable prior year development on selected lines of business and improvement in results from insurance-related service businesses. The improvement in the domestic operations for 1997 primarily reflects lower catastrophe losses partially offset by lower premiums and fees, lower investment income and an unfavorable tax adjustment of $7 million.
    Results for the run-off operations primarily reflect prior year development on claim and claim adjustment expense reserves and investment activity and for 1998 include $2 million after-tax for restructuring costs.

    Premiums and fees for the segment decreased 6% in 1998. This decline primarily reflects 1) the unfavorable effect of approximately $104 million from foreign currency translation, 2) lower premiums of approximately $92 million for run-off and certain personal lines that are no longer being actively sold , 3) strict underwriting standards, and 4) the highly competitive pricing environment in certain domestic and international property and casualty lines of business. These declines were partially offset by increases in workers' compensation premiums and growth in international accident and health business.
    Premiums and fees decreased 8% in 1997. This decline primarily reflects 1) lower premiums of approximately $153 million for run-off and personal automobile products that are no longer being actively sold, 2) the unfavorable effect of approximately $73 million from foreign currency translation, 3) strict underwriting standards, and 4) the highly competitive pricing environment in certain domestic and international property and casualty lines of business. These declines were partially offset by increases in domestic specialty lines of business including marine and aviation coverages as well as growth in international accident and health business.
    Net investment income for 1998 decreased 9% reflecting a lower asset base (primarily for run-off operations), a shift in the investment portfolio mix from fixed maturities to equity securities, and the unfavorable effect of $6 million from currency translation. Net investment income for 1997 decreased 6% from 1996, primarily reflecting a lower asset base and an unfavorable effect from currency translation of $2 million.
    Pre-tax catastrophe losses, net of reinsurance, were $141 million, $17 million and $87 million in 1998, 1997 and 1996, respectively. Net catastrophe losses in 1998 included $82 million for Hurricane Georges, $21 million for Hurricane Mitch, and $29 million for Canadian and East Coast winter storms. Net catastrophe losses in 1996 included $21 million for Hurricane Fran and $22 million for East Coast winter storms.
    Effective July 1, 1998, CIGNA revised its reinsurance programs. CIGNA's domestic reinsurance programs provide approximately 60% recovery for property catastrophe losses between $45 million and $260 million. Other reinsurance programs are in place which could provide for the recovery of up to an additional $300 million on certain losses, including property catastrophes, depending on the aggregate annual level of losses incurred. CIGNA's international catastrophe program provides approximately 95% recovery of losses between $100 million and $400 million. Other reinsurance programs are in place which could provide for the recovery of additional property losses including coverage between $15 million and $150 million on a per risk basis. CIGNA's results of operations could be volatile, depending on the frequency and severity of catastrophes.

Loss Reserves and Reinsurance Recoverables

    CIGNA's property and casualty loss reserves of $14.6 billion and $14.9 billion as of December 31, 1998 and 1997, respectively, are estimates of future payments for reported and unreported claims for losses and related expenses with respect to insured events that have occurred. The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.
    CIGNA continually attempts to improve its loss estimation process by refining its analysis of loss development patterns, claims payments and other information, but there remain many reasons for adverse development of estimated ultimate liabilities. For example, unanticipated changes in workers' compensation and product liability laws have at times significantly affected the ability of insurers to estimate liabilities for unpaid losses and related expenses.
    Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.
    CIGNA manages its loss exposure through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve CIGNA of liability to its insureds. Accordingly, CIGNA's loss reserves represent total gross losses, and reinsurance recoverables represent anticipated recoveries of a portion of those losses.

    CIGNA's reinsurance recoverables were approximately $6.3 billion and $6.2 billion as of December 31, 1998 and 1997, net of allowances for unrecoverable reinsurance of $705 million and $720 million, respectively.
    CIGNA recognized significant recoveries in 1998, 1997 and 1996 from reinsurance arrangements, as shown in the table below. Reinsurance recoveries for the periods presented increased or decreased as a result of comparable changes in gross losses. Reinsurance recoveries are also affected by the factors noted below for "unrecoverable reinsurance."
    CIGNA expects to continue to have significant recoveries from its reinsurance arrangements, including recoveries of A&E losses. However, the extent of recoveries in the aggregate will depend on future gross loss experience and the particular reinsurance arrangements to which future losses relate.
    At December 31, 1998 and 1997, approximately 16% of CIGNA's reinsurance recoverables related to paid claims. The timing and collectibility of such recoverables have not had, and are not expected to have, a material adverse effect on CIGNA's liquidity.
    In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.
    See CIGNA's Form 10-K for additional information on CIGNA's loss reserves and reinsurance recoverables.

    The following table shows CIGNA's gross losses for incurred claims and claim adjustment expenses (Gross), amounts ceded to reinsurers (Reinsurance) and net losses for incurred claims and claim adjustment expenses (Net) for the year ended December 31. The table also categorizes those amounts as they relate to insured events of the current year and of prior years (prior year development).

===========================================================================================================================
                                        1998                             1997                           1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)                Gross  Reinsurance     Net      Gross   Reinsurance    Net      Gross    Reinsurance   Net
---------------------------------------------------------------------------------------------------------------------------
Current year                 $3,241   $(1,192)    $2,049     $2,831      $(841)    $1,990    $3,419    $(1,162)    $2,257
---------------------------------------------------------------------------------------------------------------------------
Prior year development:
  Asbestos-related              202      (109)        93        170        (78)        92       115        (53)        62
  Environmental pollution        51       (11)        40         94        (61)        33        58        (26)        32
  Assumed reinsurance
         exposures               59       (37)        22         16         (9)         7       114        (74)        40
  Unrecoverable
         reinsurance             --        27         27         --         23         23        --         23         23
  Other                         130      (135)        (5)       (71)       134         63       (26)        46         20
---------------------------------------------------------------------------------------------------------------------------
Total prior year
    development                 442      (265)       177        209          9        218       261        (84)       177
---------------------------------------------------------------------------------------------------------------------------
Total incurred claims
    and claim adjustment
    expenses                 $3,683   $(1,457)    $2,226     $3,040      $(832)    $2,208    $3,680    $(1,246)    $2,434
===========================================================================================================================

    Losses for "assumed reinsurance exposures" resulted from a review of reserves for certain reinsurance lines of business, including London reinsurance exposures.
    Losses for "unrecoverable reinsurance" are principally due to the failure of reinsurers to indemnify CIGNA, primarily because of disputes under reinsurance contracts. Reinsurance disputes continue to be significant, particularly on larger and more complex claims, such as those related to asbestos, environmental pollution and London reinsurance market exposures. Allowances have been established for amounts deemed uncollectible.
    "Other" prior year development in 1998 reflects favorable development on shorter-tail property, marine and aviation business, partially offset by unfavorable development on workers' compensation and long-term exposures. Losses for "other" prior year development in 1997 and 1996 reflect unfavorable development on workers' compensation and long-term exposures, partially offset by favorable loss reserve development on commercial packages and, for 1996, the commercial fire line of business.

OTHER OPERATIONS

(In millions)
-----------------------------------------------------------------
FINANCIAL SUMMARY                         1998     1997    1996
-----------------------------------------------------------------
Premium and fees                          $551     $938    $871
Net investment income                      771    1,235   1,217
Other revenues                             514      151     156
                                    -----------------------------
Segment revenues                         1,836    2,324   2,244
Benefits and expenses                    1,356    2,056   2,007
                                    -----------------------------
Income before taxes                        480      268     237
Income taxes                               167       88      82
                                    -----------------------------
Operating income                          $313     $180    $155
------------------------------------=============================
Realized investment gains,
   net of taxes                             $9      $35     $12
------------------------------------=============================

    Other Operations consist of gain recognition related to the sale of the individual life insurance and annuity business, corporate life insurance on which policy loans are outstanding (also called leveraged corporate life insurance), life, accident and health reinsurance operations, settlement annuity business, and certain new business initiatives.
    Operating income for the Other Operations segment increased substantially in 1998 and by 16% in 1997. Results for 1998 include an after-tax gain of $202 million recognized on the sale of the individual life and annuity business. Results for 1998 also include $66 million from recognizing a portion of the deferred gain associated with the sale (as discussed on page 10). Excluding these amounts, operating income for 1998 was $45 million, compared with operating income of $82 million in 1997 and $91 million in 1996 (excluding, in those years, results from the sold business). The 1998 decrease primarily reflects unfavorable claim experience in the health and accident reinsurance operations and increased operating expenses for new business initiatives, partially offset by growth in specialty life reinsurance products. The 1997 decrease primarily reflects the expenses related to new business initiatives, partially offset by growth in specialty life reinsurance products.
    Premiums and fees decreased 41% in 1998 and increased 8% in 1997. Excluding premiums and fees for the sold business, premiums and fees increased 11% and 8% in 1998 and 1997, respectively. These increases reflect growth in specialty life reinsurance, partially offset by lower renewal premiums for leveraged corporate life insurance.
    Net investment income decreased 38% in 1998 and was about level in 1997 with 1996. Excluding net investment income from the business sold, 1998 and 1997 decreased slightly, primarily reflecting lower yields and lower assets from leveraged corporate life insurance, partially offset by higher assets from specialty life reinsurance products.
    The increase in other revenues in 1998 is primarily attributable to recognition of gains on the sale of the individual life insurance and annuity business.
    In 1996, Congress passed legislation that phases out over a three-year period the tax deductibility of policy loan interest for most leveraged corporate life insurance products. Revenues of $556 million and operating income of $42 million for 1998 were from leveraged corporate life insurance products that are affected by this legislation. CIGNA does not expect this legislation to have a material effect on its consolidated results of operations, liquidity or financial condition.
    The specialty life reinsurance products of this segment include contracts that guarantee payments for specified unfavorable changes in variable annuity account values based on underlying mutual fund investments if account holders expire or elect to receive periodic income payments. Although these guarantees may adversely affect CIGNA's results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

CORPORATE

(In millions)
------------------------------------------------------------------
FINANCIAL SUMMARY                       1998      1997      1996
------------------------------------------------------------------
Operating loss                          $(75)     $(90)     $(73)
---------------------------------------===========================
Realized investment gains (losses),
   net of taxes                           $3       $(1)      $(9)
---------------------------------------===========================

    The Corporate caption is used to report amounts not allocated to segments, such as interest expense, certain goodwill amortization and intersegment eliminations. The reduction in the operating loss in 1998 is primarily attributed to a decrease in unallocated corporate expenses. The increase in the operating loss in 1997 primarily reflects higher interest expense.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)
------------------------------------------------------------
FINANCIAL SUMMARY               1998       1997       1996
------------------------------------------------------------
Short-term investments          $308       $212       $847
Cash and cash equivalents      3,028      2,625      1,760
Short-term debt                  272        690        289
Long-term debt                 1,431      1,465      1,021
Shareholders' equity           8,277      7,932      7,208
------------------------------------------------------------

    CIGNA's operations have liquidity requirements that vary among the principal product lines. Life insurance and pension plan reserves are primarily longer-term liabilities. Property and casualty, as well as accident and health reserves, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by medium-term, fixed-income investments. Property and casualty claim demands are less predictable in nature, requiring greater liquidity in the investment portfolio. Accident and health claim demands are stable and predictable, but generally shorter term, requiring greater liquidity.
    Generally, CIGNA has met its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing overall cash flows. Overall cash flows have been constrained by negative cash flows in the property and casualty business, resulting from claim payments related to insurance reserves established in prior periods. Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant amounts of short-term investments and cash and cash equivalents.
    During 1998, cash and cash equivalents increased $403 million. This increase primarily reflects net proceeds on the sale of the individual life insurance and annuity business ($1.3 billion), cash provided by operating activities ($627 million) reflecting earnings and the timing of cash receipts and cash disbursements, and net investment sales (approximately $300 million). These increases were partially offset by repurchases of, and payments of dividends on, common stock ($1.1 billion), repayment of debt ($456 million) and investments in international growth initiatives (approximately $350 million).
    During 1997, cash and cash equivalents increased $865 million. This increase primarily reflects cash flows from operating activities ($1.2 billion)
reflecting earnings and the timing of cash receipts and cash disbursements; proceeds on the issuance of long-term debt ($600 million); net proceeds on short-term debt ($358 million); and deposits and interest credited, net of withdrawals, to contractholder deposit funds ($579 million). The increase was partially offset by cash used in investing activities ($966 million, which reflects $1.3 billion used to acquire Healthsource), repayment of Healthsource debt ($250 million), and payments of dividends on and repurchases of CIGNA common stock ($580 million).
    Funds provided from premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payments of claims, benefits and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demand for funds exceeds those on hand. Also, a demand for funds may arise as a result of CIGNA taking advantage of current investment opportunities.
    CIGNA's   insurance   subsidiaries   are   subject  to  various   regulatory
restrictions that can limit the amount of internal dividends and other distributions, including loans, that can be utilized to manage liquidity needs. However, CIGNA's size and diversity generally provide the flexibility to manage liquidity needs, either internally or externally, through short-term borrowings. At December 31, 1998, CIGNA had available approximately $655 million of committed and uncommitted lines of credit with banks.
    CIGNA's financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of long-term debt and equity securities. CIGNA continues to be well capitalized, with sufficient borrowing capacity to meet the anticipated needs of its businesses.
    CIGNA's capital resources represent funds available for long-term business commitments. They primarily consist of retained earnings and proceeds from the issuance of long-term debt and equity securities. Capital resources provide protection for policyholders and the financial strength to support the underwriting of insurance risks, and allow for continued business growth. The amount of capital resources that may be needed is determined by CIGNA's senior management and Board of Directors, as well as by regulatory requirements. The allocation of resources to new long-term business commitments is designed to achieve an attractive return, tempered by considerations of risk and the need to support CIGNA's existing businesses.
    CIGNA had $1.4 billion of long-term debt outstanding at December 31, 1998, compared with $1.5 billion at December 31, 1997. At December 31, 1998, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.
    CIGNA repurchased 12.4 million shares of its common stock for $822 million during 1998. From January 1, 1999 through February 24, 1999, an additional 673,700 shares were repurchased for $53 million. The remaining authorization of CIGNA's Board of Directors for share repurchases as of February 24, 1999 was $737 million. Decisions regarding share repurchases are subject to prevailing market conditions and alternative uses for capital.

INVESTMENT ASSETS

    Information regarding investment assets held by CIGNA is presented below. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 4 and 5 to the Financial Statements, and in CIGNA's Form 10-K.

(In millions)
-------------------------------------------------------
                                    As of December 31,
FINANCIAL SUMMARY                    1998        1997
-------------------------------------------------------
Fixed maturities                  $32,634     $36,358
Equity securities                   1,043         854
Mortgage loans                      9,599      10,859
Real estate                           733         769
Other, primarily policy loans       6,698       7,738
-------------------------------------------------------
Total investment assets           $50,707     $56,578
--------------------------------=======================

    The decrease in investment assets in 1998 is primarily related to investments which were included in the sale of the individual life insurance and annuity business.
    Significant amounts of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). Approximate percentages of investments attributable to policyholder contracts as of December 31 were as follows:

---------------------------------------------
                        1998         1997
---------------------------------------------
Fixed maturities          27%          29%
Mortgage loans            57%          53%
Real estate               63%          64%
---------------------------------------------

    Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income, except under unusual circumstances.

Fixed Maturities

    Investments in fixed maturities (bonds) include publicly traded and private placement debt securities; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks.
    As of December 31, 1998, the fair value of fixed maturities, including policyholder share, was greater than amortized cost by $2.0 billion, compared with $2.1 billion as of December 31, 1997.

Quality Ratings

    As of December 31, 1998, $31.0 billion, or 95%, of bonds were investment grade, and $1.6 billion, or 5%, were below investment grade (BA and below, or equivalent).
    The quality ratings of CIGNA's below investment grade bonds are concentrated toward the higher end of the below investment grade spectrum. Approximately 17% of below investment grade securities relate to policyholder contracts.
    Private placement investments are made after credit analysis and are diversified by industry and issuer. Private placement investments are generally less marketable than public bonds, and yields are generally higher for comparable credit risk. Further, private placement investments generally contain financial and other covenants that allow CIGNA to monitor the debtor for early signs of deteriorating financial strength so it can take remedial actions, if warranted.
    As a result of the higher yields and the inherent risk associated with below investment grade securities and private placement investments, gains or losses could significantly affect future results of operations, although such effects are not expected to be material to CIGNA's liquidity or financial condition.

Potential Problem and Problem Bonds

    Potential problem bonds are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. CIGNA had $69 million of potential problem bonds, including amounts attributable to policyholder contracts, as of December 31, 1998, compared with $63 million as of December 31, 1997. These amounts are net of $14 million and $10 million of cumulative write-downs, respectively. Potential problem bonds attributable to policyholder contracts represented 35% and 45% of total potential problem bonds at December 31, 1998 and 1997, respectively.
    CIGNA considers bonds that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date, problem bonds. As of December 31, 1998 and 1997, CIGNA had problem bonds, including amounts attributable to policyholder contracts, of $119 million and $137 million, net of related cumulative write-downs of $19 million and $30 million, respectively. Problem bonds attributable to policyholder contracts represented 29% and 24% of total problem bonds at December 31, 1998 and 1997, respectively.
    CIGNA recognizes interest income on problem bonds only when payment is received. See the Summary on page 22 for the adverse effect of non-accruals and write-downs for bonds on policyholder contracts and on CIGNA's net income.

Mortgage Loans

---------------------------------------------------------------------------
                                                     As of December 31,
                                                  1998              1997
---------------------------------------------------------------------------
Mortgage loans (in millions)                    $9,599           $10,859
Property type:
    Retail facilities                               34%               40%
    Office buildings                                37                34
    Apartment buildings                             15                13
    Industrial                                       7                 5
    Hotels                                           5                 5
    Other                                            2                 3
---------------------------------------------------------------------------
Total                                              100%              100%
----------------------------------------------=============================

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

    CIGNA had potential problem mortgage loans, including amounts attributable to policyholder contracts, of $55 million and $191 million as of December 31, 1998 and 1997, respectively. These amounts were net of related valuation reserves of $41 million as of December 31, 1997. There were no such reserves as of December 31, 1998. Potential problem mortgage loans attributable to policyholder contracts represented 58% and 61% of total potential problem mortgage loans at December 31, 1998 and 1997, respectively.
    CIGNA's problem mortgage loans include delinquent and restructured mortgage loans. Delinquent mortgage loans include those on which payment is overdue 60 days or more. Restructured mortgage loans are those whose basic financial terms have been modified, typically to reduce the interest rate or extend the maturity date.
    CIGNA had problem mortgage loans, including amounts attributable to policyholder contracts, of $98 million and $152 million, net of valuation reserves of $6 million and $9 million, as of December 31, 1998 and 1997, respectively. Problem mortgage loans attributable to policyholder contracts represented 62% and 51% of total problem mortgage loans at December 31, 1998 and 1997, respectively.
    For 1998 and 1997, the majority of problem mortgage loans related to office buildings in the Middle Atlantic region.
    CIGNA recognizes interest income on problem mortgage loans only when payment is received. See the Summary on page 22 for the effect of non-accruals and valuation reserves for mortgage loans on policyholder contracts and on CIGNA's net income.

Real Estate

    Investment real estate includes real estate held for the production of income and real estate held for sale, primarily properties acquired as a result of foreclosure of mortgage loans (foreclosure properties).
    As of December 31, investment real estate, including amounts attributable to policyholder contracts, and related cumulative write-downs and valuation reserves, were as follows:

----------------------------------------------------------------------
(In millions)                                     1998          1997
----------------------------------------------------------------------
Real estate held for sale (primarily
    foreclosure properties)                       $511          $513
Less cumulative write-downs                        132           129
Less valuation reserves                             36            29
                                               -----------------------
                                                   343           355
                                               -----------------------
Real estate held for the production
    of income                                      435           462
Less cumulative write-downs                         45            48
                                               -----------------------
                                                   390           414
----------------------------------------------------------------------
Investment real estate                            $733          $769
-----------------------------------------------=======================

    Foreclosure properties attributable to policyholder contracts represented 60% of total foreclosure properties at December 31, 1998 and 1997.
    For 1998 and 1997, the majority of real estate held for sale related to office buildings and retail facilities in the Central and Middle Atlantic regions.
    See the Summary on page 22 for the effect of real estate write-downs and valuation reserves on policyholder contracts and on CIGNA's net income.

Summary

    The adverse (favorable) effects of write-downs and changes in valuation reserves as well as of non-accruals on policyholder contracts and on CIGNA's net income for the year ended December 31 were as follows:

---------------------------------------------------------------------------------------------------------------
                                      1998                           1997                        1996
                          ------------------------     -------------------------  -----------------------------
                          Policyholder                 Policyholder               Policyholder
(In millions)                Contracts       CIGNA        Contracts        CIGNA     Contracts         CIGNA
---------------------------------------------------------------------------------------------------------------
Write-downs and
 valuation reserves:
     Bonds                      $4            $10            $15            $23            $18           $24
     Mortgage loans             (7)            (1)            15             10             37            16
     Real estate                 7              2             (5)             1              1             1
---------------------------------------------------------------------------------------------------------------
Total                           $4            $11            $25            $34            $56           $41
-------------------------======================================================================================
Non-accruals:
     Bonds                      $3             $6             $2             $9             $8           $15
     Mortgage loans             (2)            (2)            (5)            (1)             1            --
---------------------------------------------------------------------------------------------------------------
Total                           $1             $4            $(3)            $8             $9           $15
-------------------------======================================================================================

    CIGNA also recognized losses in connection with Brazilian equity securities, as discussed on page 11. Additional losses from problem investments are expected to occur for specific investments in the normal course of business. Assuming no significant deterioration in economic conditions, including further significant deterioration in Latin American and Asian economies, CIGNA does not expect additional non-accruals, write-downs and reserves to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK OF FINANCIAL INSTRUMENTS

    CIGNA's principal assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. CIGNA's primary market risk exposures are: interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, international medium-term and domestic and international short- and long-term instruments; foreign currency exchange rate risk, in particular the U.S. dollar to the Brazilian real, Japanese yen, Canadian dollar and certain European currencies; and equity price risk for domestic and international stocks and for contract guarantees linked to variable annuity account values with underlying mutual fund investments. CIGNA uses a variety of techniques to manage its exposure to market risk, as follows:

o CIGNA generally selects investment assets with characteristics such as duration, yield, currency and liquidity to reflect the underlying characteristics of related insurance and contractholder liabilities. CIGNA selects medium-term, fixed rate investments to support interest-sensitive, experience-rated and health liabilities subject to liquidity requirements, shorter- and longer-term investments to support generally shorter- and longer-term property and casualty and other life and health claim liabilities, and longer-term fully guaranteed products, primarily annuities.
o CIGNA generally conducts its international businesses through foreign operating entities that maintain assets and liabilities in local currencies, substantially limiting exchange rate risk to net assets denominated in foreign currencies.
o CIGNA generally uses derivative financial instruments to minimize market risk. Derivative instruments written to minimize market risks of insurance customers are not material.

    See Notes 2(C) and 4(F) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.
    Caution should be used in evaluating CIGNA's overall market risk from the information on page 23, since actual results could differ materially because the information was developed using estimates and assumptions as described on page 23, and because insurance contract liabilities and reinsurance recoverables on unpaid losses are not included in the hypothetical effects (insurance contract liabilities represent 62% and 61% of total liabilities and reinsurance recoverables on unpaid losses represent 13% and 7% of the total assets, excluding separate accounts at December 31, 1998 and 1997, respectively).

    The hypothetical effects of changes in market rates or prices on the fair values of financial instruments, excluding separate account assets and liabilities (because gains and losses of these accounts generally accrue to the policyholders), insurance contract liabilities and reinsurance recoverables on unpaid losses (because insurance contracts are excluded from requirements for these disclosures of hypothetical effects), would have been as follows as of December 31:

----------------------------------------------------------------------------
Market scenario for certain                        Loss in fair value
noninsurance financial instruments               1998             1997
----------------------------------------------------------------------------
100 basis point increase in
   interest rate                             $1.3 billion     $1.3 billion
10% strengthening in U.S. dollar
   to each foreign currency                  $495 million     $450 million
10% decrease in market prices for
   equity exposures                          $110 million      $85 million
----------------------------------------------------------------------------

    The decrease in fair values based on an increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling.
    The decrease in fair value based on a strengthening of the U.S. dollar in comparison with each of the foreign currencies held by CIGNA was estimated as 10% of the U.S. dollar equivalent fair value.
    The decrease in fair value of equity securities based on a decrease in the market prices of all equity securities was estimated as 10% of the fair value. The decrease in fair value of contract guarantees for minimum annuity benefits was estimated for amounts expected to be paid assuming a 10% decrease in the market prices of underlying mutual funds. Equity securities at December 31, 1998 and 1997, included domestic securities of $737 million and $564 million, respectively, which are primarily managed to reflect the S&P 500, and international securities of $306 million and $290 million, respectively, substantially all of which relate to issuers that are based in developed countries (primarily certain European countries, Japan and Australia). Contract guarantees are linked to variable annuity account values invested primarily in domestic stock and bond mutual funds.

YEAR 2000

    CIGNA is highly dependent on automated systems and systems applications in conducting its operations. These systems include information technology (IT) systems that are used for, among other things, processing claims, billing, collecting premiums from customers and managing investment activities. If these systems were unable to function because of failing to be Year 2000 ready, CIGNA's business operations would be interrupted, which could have a material adverse effect on CIGNA's results of operations.
    CIGNA's Year 2000 efforts include: 1) identifying systems requiring remediation; 2) assessing what is required to remediate those systems; 3) remediating systems to be ready for the Year 2000 (by either modifying or replacing them); and 4) testing systems for Year 2000 readiness, including that they properly interface with systems of external parties such as customers and third-party administrators. CIGNA has completed the identification and assessment phases with respect to its IT systems that are critical to maintaining operations or the failure of which would result in significant costs or disruption of operations ("mission critical systems"). As of December 31, 1998, remediation and testing procedures had been completed for 90% of its mission critical systems. CIGNA expects to substantially complete the remediation and testing of its mission critical systems by the middle of 1999. In certain cases, CIGNA will perform additional testing to ensure that these systems appropriately interact with other systems.
    CIGNA's systems also include non-IT systems, such as telephone, facility management and other systems using embedded chips. The majority of non-IT systems are believed to be Year 2000 ready and the remaining non-IT systems are expected to be ready by mid-1999.
    CIGNA is using both internal and external resources to meet the timetable established for completion of its Year 2000 efforts. The after-tax costs of Year 2000 efforts were approximately $100 million in 1998, and are expected to be $50 million in 1999. Approximately 60% of total Year 2000 costs are attributable to existing systems resources that have been redirected to the Year 2000 efforts. The remaining amounts represent incremental costs for Year 2000 efforts. Although certain systems development efforts have been deferred in order to address Year 2000 issues, CIGNA does not expect that this deferral will have a significant adverse effect on its results of operations or financial condition.

    CIGNA has relationships with various third-party entities in the ordinary course of business. For example, CIGNA receives data from clients; depends on others, such as third-party administrators and banks, for services; and bears credit risk on others, such as entities in which it invests. CIGNA has identified third-party entities critical to its operations, and it is assessing and attempting to mitigate its risks with respect to the potential failure of these entities to be Year 2000 ready by, among other things, reviewing, where possible, their formal Year 2000 plans and obtaining Year 2000 readiness affirmations from certain third-party entities. The effect, if any, on CIGNA's results of operations from the failure of these entities (including entities on which CIGNA bears credit risk) to be Year 2000 ready is not reasonably estimable.
    While CIGNA expects that its Year 2000 efforts will be successful, it has begun, but not yet completed, a comprehensive analysis of the operational problems that would be reasonably likely to result from the failure by CIGNA and certain third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. CIGNA has made substantial progress in completing this analysis and expects to complete it by the end of the second quarter of 1999. CIGNA has historically had security and backup policies and procedures for safeguarding critical corporate data. It is supplementing these policies by developing Year 2000 contingency plans to provide for the resumption of operations in the event of Year 2000 systems failures or the failure of third-party entities to be Year 2000 ready. These plans are expected to be completed and tested prior to the fourth quarter of 1999.
    The costs of CIGNA's Year 2000 efforts and the dates on which CIGNA believes it will complete such efforts are based on management's best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans, and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the availability and costs of personnel trained in Year 2000 issues, the ability to identify, assess, remediate and test all relevant computer codes and embedded technology, the risk that reasonable testing will not uncover all Year 2000 problems, and similar uncertainties. Property and casualty indemnity losses for Year 2000 claims and litigation costs to defend or deny such claims are not reasonably estimable at this time.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    Except for historical information provided in this Management's Discussion and Analysis of Financial Condition and Results of Operations, statements made throughout this document are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors (some of which are described with the forward-looking statements) including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; 5) significant changes in interest rates; 6) significant stock market declines resulting in payments contingent on certain variable annuity account values; 7) the effect on CIGNA's international operations and investments from further significant deterioration in Latin American and Asian economies; and 8) proposals to change federal corporate income taxes.

CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------
(In millions, except per share amounts)
----------------------------------------------------------------------------------
For the years ended December 31,                 1998          1997         1996
----------------------------------------------------------------------------------
REVENUES
Premiums and fees                             $16,413       $14,935      $13,916
Net investment income                           3,705         4,245        4,333
Other revenues                                  1,163           691          610
Realized investment gains                         156           167           91
                                            --------------------------------------
     Total revenues                            21,437        20,038       18,950
                                            --------------------------------------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses       13,861        13,029       12,473
Policy acquisition expenses                       954         1,046        1,138
Other operating expenses                        4,612         4,313        3,738
                                            --------------------------------------
     Total benefits, losses and expenses       19,427        18,388       17,349
                                            --------------------------------------

INCOME BEFORE INCOME TAXES                      2,010         1,650        1,601
                                            --------------------------------------
Income taxes (benefits):
  Current                                         841           493          419
  Deferred                                       (123)           71          126
                                            --------------------------------------
     Total taxes                                  718           564          545
----------------------------------------------------------------------------------
NET INCOME                                     $1,292        $1,086       $1,056
--------------------------------------------======================================
EARNINGS PER SHARE:
  Basic                                         $6.12         $4.93        $4.68
--------------------------------------------======================================
  Diluted                                       $6.05         $4.88        $4.64
--------------------------------------------======================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                       1998                      1997
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities, at fair value (amortized cost, $30,614; $34,284)                 $32,634                  $36,358
   Equity securities, at fair value (cost, $746; $648)                                  1,043                      854
   Mortgage loans                                                                       9,599                   10,859
   Policy loans                                                                         6,185                    7,253
   Real estate                                                                            733                      769
   Other long-term investments                                                            205                      273
   Short-term investments                                                                 308                      212
                                                                                ----------------------------------------
      Total investments                                                                50,707                   56,578
Cash and cash equivalents                                                               3,028                    2,625
Accrued investment income                                                                 769                      868
Premiums, accounts and notes receivable                                                 4,469                    4,265
Reinsurance recoverables                                                               12,925                    6,753
Deferred policy acquisition costs                                                       1,069                    1,542
Property and equipment                                                                    938                      857
Deferred income taxes                                                                   1,861                    1,788
Other assets                                                                            1,543                    1,033
Goodwill and other intangibles                                                          2,495                    2,542
Separate account assets                                                                34,808                   29,348
-------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                    $114,612                 $108,199
--------------------------------------------------------------------------------========================================
LIABILITIES
Contractholder deposit funds                                                          $30,864                  $30,682
Unpaid claims and claim expenses                                                       18,017                   17,906
Future policy benefits                                                                 12,510                   11,976
Unearned premiums                                                                       1,990                    1,774
                                                                                ----------------------------------------
     Total insurance and contractholder liabilities                                    63,381                   62,338
Accounts payable, accrued expenses and other liabilities                                6,765                    6,562
Current income taxes                                                                       56                       60
Short-term debt                                                                           272                      690
Long-term debt                                                                          1,431                    1,465
Separate account liabilities                                                           34,430                   29,152
-------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                106,335                  100,267
-------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES - NOTE 19
SHAREHOLDERS' EQUITY
Common stock (shares issued, 265; 264)                                                     66                       66
Additional paid-in capital                                                              2,719                    2,655
Net unrealized appreciation, fixed maturities                               $750                     $752
Net unrealized appreciation, equity securities                               206                      132
Net translation of foreign currencies                                       (114)                    (126)
                                                                        ----------                ---------
Accumulated other comprehensive income                                                    842                      758
Retained earnings                                                                       6,746                    5,696
Less treasury stock, at cost                                                           (2,096)                  (1,243)
-------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                         8,277                    7,932
-------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                      $114,612                 $108,199
--------------------------------------------------------------------------------========================================
SHAREHOLDERS' EQUITY PER SHARE                                                         $40.25                   $36.55
--------------------------------------------------------------------------------========================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN
   SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
(In millions)
------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                 1998                        1997                      1996
------------------------------------------------------------------------------------------------------------------------------------
                                                         Compre-       Share-       Compre-         Share-     Compre-       Share-
                                                         hensive      holders'      hensive        holders'    hensive      holders'
                                                          Income       Equity        Income         Equity      Income       Equity
------------------------------------------------------------------------------------------------------------------------------------

Common stock                                                              $66                          $66                     $66
------------------------------------------------------------------------------------------------------------------------------------

Additional paid-in capital, beginning of year                           2,655                        2,594                   2,558
 Issuance of common stock for employee benefits plans                      64                           61                      36
------------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital, end of year                                 2,719                        2,655                   2,594
------------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income,
beginning of year                                                         758                          582                   1,071
 Net unrealized appreciation (depreciation), fixed
 maturities                                                  $(2)          (2)          $213           213      $(486)        (486)
 Net unrealized appreciation, equity securities               74           74             44            44         15           15
                                                       -----------                 -----------              -----------
   Net unrealized appreciation (depreciation) on
      investments                                             72                         257                     (471)
 Net translation of foreign currencies                        12           12            (81)          (81)       (18)         (18)
                                                       -----------                 -----------              -----------
   Other comprehensive income (loss)                          84                         176                     (489)
------------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income, end of year                       842                          758                     582
------------------------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year                                    5,696                        4,855                   4,041
 Net income                                                1,292        1,292          1,086         1,086      1,056        1,056
 Common dividends declared                                               (242)                        (245)                   (242)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                          6,746                        5,696                   4,855
------------------------------------------------------------------------------------------------------------------------------------

Treasury stock, beginning of year                                      (1,243)                        (889)                   (578)
 Repurchase of common stock                                              (822)                        (340)                   (298)
 Other treasury stock transactions, net                                   (31)                         (14)                    (13)
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock, end of year                                            (2,096)                      (1,243)                   (889)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME AND
 SHAREHOLDERS' EQUITY                                     $1,376       $8,277         $1,262        $7,932       $567       $7,208
-------------------------------------------------------=============================================================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                              1998          1997          1996
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                  $1,292        $1,086        $1,056
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
      Insurance liabilities                                                    530          (665)         (351)
      Reinsurance recoverables                                                (239)          565          (140)
      Premiums, accounts and notes receivable                                 (248)           85            23
      Deferred policy acquisition costs                                       (126)         (217)          (89)
      Accounts payable, accrued expenses, other liabilities
         and current income taxes                                               31           328            23
      Deferred income taxes                                                   (123)           71           126
      Realized investment gains                                               (156)         (167)          (91)
      Depreciation and goodwill amortization                                   318           255           227
      Gain on sale of businesses                                              (418)           --           (18)
      Other, net                                                              (234)         (110)          (66)
                                                                         ---------------------------------------
      Net cash provided by operating activities                                627         1,231           700
                                                                         ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
      Fixed maturities                                                       6,776         5,902         6,076
      Equity securities                                                        439           304           368
      Mortgage loans                                                         1,278           861           676
      Other (primarily short-term investments)                               2,692         4,305         4,222
Investment maturities and repayments:
      Fixed maturities                                                       4,015         3,588         3,867
      Mortgage loans                                                           470           634           672
Investments purchased:
      Fixed maturities                                                      (9,567)      (10,309)       (9,842)
      Equity securities                                                       (466)         (383)         (348)
      Mortgage loans                                                        (1,851)       (1,527)       (1,375)
      Other (primarily short-term investments)                              (3,013)       (2,731)       (4,659)
Sale of individual life insurance and annuity business, net proceeds         1,296            --            --
Healthsource acquisition, net cash used                                         --        (1,305)           --
Other acquisitions and dispositions, net cash provided (used)                 (336)         (111)           65
Other, net                                                                    (441)         (194)         (209)
                                                                         ---------------------------------------
      Net cash provided by (used in) investing activities                    1,292          (966)         (487)
                                                                         ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit funds               7,064         7,622         7,261
Withdrawals and benefit payments from contractholder deposit funds          (7,097)       (7,043)       (7,168)
Net change in short-term debt                                                 (348)          358            (6)
Issuance of long-term debt                                                      --           600            --
Repayment of long-term debt                                                   (108)         (318)         (158)
Repurchase of common stock                                                    (833)         (335)         (292)
Issuance of common stock                                                        26            19            12
Common dividends paid                                                         (243)         (245)         (242)
                                                                         ---------------------------------------
      Net cash provided by (used in) financing activities                   (1,539)          658          (593)
                                                                         ---------------------------------------
Effect of foreign currency rate changes on cash and cash equivalents            23           (58)          (22)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           403           865          (402)
Cash and cash equivalents, beginning of year                                 2,625         1,760         2,162
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $3,028        $2,625        $1,760
-------------------------------------------------------------------------=======================================
Supplemental Disclosure of Cash Information:
  Income taxes paid, net of refunds                                           $843          $620          $360
  Interest paid                                                               $128          $123          $106
----------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS

    CIGNA Corporation's subsidiaries provide group health and life insurance, managed care products and related services, retirement and investment products and services, and property and casualty insurance throughout the United States and in many locations worldwide, as well as individual life and health insurance and annuity products in selected international locations.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A) Basis of Presentation: The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries (CIGNA). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's estimates and assumptions, such as those regarding medical costs and interest rates, that affect the recorded amounts. Significant estimates used in determining insurance and contractholder liabilities and related reinsurance recoverables, and valuation allowances for investment assets and deferred tax assets, are discussed throughout the Notes to Financial Statements.
    All share and per share data presented have been restated to reflect the three-for-one stock split approved by shareholders on April 22, 1998 (see Note
7). Certain reclassifications have been made to prior years' amounts to conform with the 1998 presentation.
    B) Recent Accounting Pronouncements: CIGNA adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of December 31, 1998. SFAS No. 131 changes the way segments are structured and requires additional segment disclosures. Prior period information has been restated based on the new requirements. See Note 16 for additional information.
    In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives that are hedging market risk related to future cash flows, in the accumulated other comprehensive income section of shareholders' equity. Implementation is required by the first quarter of 2000, with the cumulative effect of adoption reflected in net income and accumulated other comprehensive income, as appropriate. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," in 1997. SOP 97-3 provides guidance on the recognition and measurement of liabilities for guaranty fund and other insurance-related assessments. Implementation is required by the first quarter of 1999, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. The estimated reduction of net income from implementation of this pronouncement is expected to be approximately $95 million, and is primarily related to the property and casualty operations.
    In 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 specifies the types of costs that must be capitalized and amortized over the software's expected useful life and the types of costs which must be immediately recognized as expense. Implementation of this pronouncement is required by the first quarter of 1999 and is not expected to have a material effect on results of operations, liquidity or financial condition.
    In 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." SOP 98-7 provides guidance on the deposit method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health contracts. Implementation is required by the first quarter of 2000, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. CIGNA has not determined the effect or timing of implementation of this pronouncement.
    C) Financial Instruments: In the normal course of business, CIGNA enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities, debt, and off-balance-sheet financial instruments such as investment and loan commitments and financial guarantees. These instruments are subject to risk of loss due to interest rate and market fluctuations and most have credit risk. CIGNA evaluates and monitors each financial instrument individually and, where appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss.
    Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, except for mortgage loans, contractholder deposit funds (non-insurance products) and long-term debt. For these financial instruments, the fair value was not materially different from the carrying amount as of December 31, 1998 and 1997. Fair values of off-balance-sheet financial instruments as of December 31, 1998 and 1997 were not material.

    Fair values for financial instruments are estimates that, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.
    D) Investments: Investments in fixed maturities, which are classified as available-for-sale and carried at fair value, include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.
    Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Mortgage loans are considered impaired when it is probable that CIGNA will not collect all amounts according to the contractual terms of the loan agreement. If impaired, a valuation reserve is utilized to record any change in the fair value of the underlying collateral below the carrying value of the mortgage loan.
    Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status. Net investment income on such investments is recognized only when payment is received.
    Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less any write-downs to fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of these assets.
    Real estate investments held for sale are generally those which are acquired through the foreclosure of mortgage loans. CIGNA's policy is to rehabilitate, re-lease and sell foreclosed properties, which generally takes two to four years or less if circumstances indicate that an immediate sale is in the best interests of CIGNA or policyholders. At the time of foreclosure, properties are valued at fair value less estimated costs to sell and are reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of cost or current fair value less estimated costs to sell and are no longer depreciated. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves. CIGNA considers several methods in determining fair value for real estate, with emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals.
    Equity securities and short-term investments are classified as available-for-sale. Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost.
    Policy loans generally are carried at unpaid principal balances.
    Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves. Realized investment gains and losses do not include amounts attributable to experience-rated pension policyholders' contracts and participating life policies (policyholder share). Realized investment gains and losses are based upon specific identification of the investment assets.
    Unrealized investment gains and losses for investments carried at fair value are included in shareholders' equity net of policyholder-related amounts and deferred income taxes.
    See Note 4(F) for a discussion of CIGNA's accounting policies for derivative financial instruments.
    E) Cash and Cash Equivalents: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.
    F) Reinsurance Recoverables:  Reinsurance
recoverables are estimates of amounts to be received from
reinsurers. Allowances are established for amounts
estimated to be uncollectible.
    G) Deferred Policy Acquisition Costs: Acquisition costs consist of commissions, premium taxes and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs for:
o property and casualty products are deferred and amortized over the terms of the insurance policies;
o universal life products and contractholder deposit funds are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts;
o annuity and other individual life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods; and
o   other products are expensed as incurred.
    Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed unless such costs are estimated to be unrecoverable as a result of treating unrealized investment gains and losses as though they had been realized. If so, a deferred acquisition cost valuation allowance may be established or adjusted, with a comparable offset in net unrealized appreciation (depreciation).

    H) Property and Equipment: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $1.3 billion and $1.2 billion at December 31, 1998 and 1997, respectively.
    I) Other Assets: Other assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits, and investments accounted for under the equity method.
    J) Goodwill and Other Intangibles: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Other intangible assets primarily represent purchased customer lists and provider contracts. Goodwill and other intangibles are amortized over periods ranging from five to 40 years. Goodwill and other intangibles are written down when not recoverable based on analysis of historical and estimated future income or undiscounted estimated cash flows of the related businesses. Amortization periods are revised if it is estimated that the remaining period of benefit of the goodwill and other intangibles has changed. Accumulated amortization was $1.2 billion and $1.0 billion at December 31, 1998 and 1997, respectively.
    K) Separate Accounts: Separate account assets and liabilities are carried at market value and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in CIGNA's revenues and expenses.
    L) Contractholder Deposit Funds: Liabilities for contractholder deposit funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality charges.
    M) Unpaid Claims and Claim Expenses: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on reported claims and incurred but not reported claims on property, casualty, health and dental coverages. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.
    N) Future Policy Benefits: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from approximately 2.0% to 10.8%, generally graded down from one to 20 years. Mortality, morbidity and withdrawal assumptions are based on either CIGNA's own experience or various actuarial tables.
    O) Unearned Premiums: Premiums for property and casualty and group life, accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.
    P)  Other   Liabilities:   Other   liabilities   consists   principally   of
postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and guaranty fund assessments that can be reasonably estimated.
    Q) Translation of Foreign Currencies: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. The translation gain or loss on such functional currencies, net of applicable taxes, is generally reflected in shareholders' equity. Revenues and expenses are translated at average rates of exchange prevailing during the year.
    R) Premiums and Fees, Revenues and Related Expenses: Premiums for property and casualty insurance, group life, accident and health insurance, and prepaid health and dental coverages are recognized as revenue on a pro-rata basis over their contract periods. Benefits, losses and settlement expenses are recognized when incurred.
    Revenues for investment-related products consist of net investment income and contract fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting investment-related products and is recognized as earned. Contract fees are based upon related administrative expenses and are assessed ratably over the contract year. Benefit expenses for investment-related products primarily consist of amounts credited in accordance with contract provisions.
    Premiums for individual life insurance as well as individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.

    Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund balances during the period. Net investment income represents investment income on assets supporting universal life products and is recognized as earned. Fees for mortality are recognized ratably over the policy year. Administration fees are recognized as services are provided, and surrender charges are recognized as earned. Benefit expenses for universal life products consist of benefit claims in excess of fund balances, which are recognized when claims are filed, and amounts credited in accordance with contract provisions.
    S) Participating Business: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in a portion of the earnings of the life insurance subsidiaries of CIGNA. The participating insurance in force accounted for approximately 6% of total life insurance in force at December 31, 1998, 1997 and 1996.
    T) Income Taxes: CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return; foreign subsidiaries file tax returns in accordance with applicable foreign regulations. Included in tax returns for domestic subsidiaries are the taxable income and credits for taxes paid for certain foreign subsidiaries. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.
    Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. See
Note 9 for additional information.

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

    In January 1999, CIGNA entered into an agreement to sell its domestic and international property and casualty businesses (which comprise the Property and Casualty segment described in Note 16) to ACE Limited for cash proceeds of $3.45 billion. The sale, which is subject to U.S. and international regulatory approval and other conditions to closing, is expected to be completed by mid-1999. Net assets of the businesses to be sold were approximately $2.3 billion as of December 31, 1998. The determination of the gain on sale will be affected by changes to net assets through closing for results of operations and dividends from the businesses to be sold, as well as transaction costs and other adjustments.
    As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale resulted in an after-tax gain of $773 million of which $202 million was recognized upon closing of the sale. Since the principal agreement to sell this business is in the form of an indemnity reinsurance arrangement, the remaining $571 million of the gain was deferred and is being recognized at the rate that earnings from the business sold would have been expected to emerge, primarily over fifteen years on a declining basis. CIGNA recognized $66 million of the deferred gain in 1998.
    Revenues for this business were $972 million and $926 million for the years ended December 31, 1997 and 1996, respectively, and net income was $102 million and $67 million for the same periods. Also, as part of the transaction, CIGNA recorded a reinsurance recoverable from the purchaser of $5.8 billion for insurance liabilities retained, and transferred invested assets of $5.4 billion along with other assets and liabilities associated with the business. The sales agreement provides for the possibility of certain adjustments; however, any future adjustments are not expected to be material to results of operations, liquidity or financial condition.
    CIGNA acquired the outstanding common stock of Healthsource, Inc. (Healthsource) on June 25, 1997. The cost of the acquisition was $1.7 billion, reflecting the purchase of Healthsource common stock for $1.4 billion and the retirement of Healthsource debt of $250 million. The acquisition was accounted for as a purchase, and was financed through the issuance of long-term debt of $600 million and a combination of internally generated funds and short-term debt. The results of operations of Healthsource are included in the accompanying consolidated financial statements from the date of acquisition. Healthsource revenues that are not included in CIGNA's results of operations were $971 million and $1.7 billion for the first six months of 1997 and for the full year 1996, respectively. The pro forma effect on CIGNA's net income was not material.
    Goodwill and other intangible assets associated with the Healthsource acquisition were $1.5 billion, including $24 million recorded in the fourth quarter of 1997 for severance of Healthsource employees, vacated Healthsource lease space and adjustments to Healthsource net assets to conform to CIGNA's accounting policies. As of December 31, 1998, approximately $8 million of severance had been paid to approximately 530 employees. Goodwill and other intangible assets are being amortized on a straight-line basis over periods ranging from eight to 40 years.

    CIGNA has invested in certain entities in connection with the expansion (principally in emerging markets) of its international operations for approximately $350 million in 1998 and $125 million in 1997. Most of these investments relate to expansion of CIGNA's health care operations in Brazil. They include the acquisition of a managed health care business, which is being consolidated, and investments in another health care operation, which are being accounted for under the equity method. These investments also included equity securities of a Brazilian financial services company. In 1998, CIGNA recognized realized investment losses of $31 million after-tax on the Brazilian equity securities and losses of approximately $17 million after-tax from Brazilian health care operations. The effect on CIGNA's results of operations in 1997 and 1996 from this expansion of international operations was not material.
    CIGNA had other acquisitions and dispositions during 1998, 1997 and 1996, the effects of which were not material to the financial statements.

NOTE 4 -- INVESTMENTS

    A) Fixed Maturities: Fixed maturities are net of cumulative write-downs of $33 million and $43 million, including policyholder share, as of December 31, 1998 and 1997, respectively.
    The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, as of December 31, 1998 were as follows:

-----------------------------------------------------------------
                                         Amortized        Fair
(In millions)                                 Cost       Value
-----------------------------------------------------------------
Due in one year or less                     $1,898      $1,930
Due after one year through five years        8,120       8,447
Due after five years through ten years       7,952       8,367
Due after ten years                          4,854       5,822
Asset-backed securities                      7,790       8,068
----------------------------------------------------------------
Total                                      $30,614     $32,634
---------------------------------------=========================

    Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, CIGNA may extend maturities in some cases.

    Gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:

--------------------------------------------------------------------------
                                         December 31, 1998
--------------------------------------------------------------------------
                                       Unrealized Unrealized
                          Amortized     Apprec-      Deprec-       Fair
(In millions)                  Cost     iation        iation      Value
--------------------------------------------------------------------------
Federal government
    bonds                      $972        $467         $(1)      $1,438
State and local
    government bonds          2,212         175          (1)       2,386
Foreign government
    bonds                     2,707         238         (78)       2,867
Corporate securities         16,933       1,178        (236)      17,875
Asset-backed securities       7,790         320         (42)       8,068
--------------------------------------------------------------------------
Total                       $30,614      $2,378       $(358)     $32,634
--------------------------================================================

                                          December 31, 1997
--------------------------------------------------------------------------
Federal government
    bonds                    $1,816        $336         $--       $2,152
State and local
    government bonds          1,835         190          (2)       2,023
Foreign government
    bonds                     2,507         178         (45)       2,640
Corporate securities         19,532       1,185        (165)      20,552
Asset-backed securities       8,594         418         (21)       8,991
--------------------------------------------------------------------------
Total                       $34,284      $2,307       $(233)     $36,358
--------------------------================================================

    Asset-backed securities include investments in CMOs as of December 31, 1998 of $2.9 billion carried at fair value (amortized cost, $2.8 billion), compared with $3.5 billion carried at fair value (amortized cost, $3.4 billion) as of December 31, 1997. Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality ratings through use of credit enhancements provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. CIGNA's investments in interest-only and principal-only CMOs, which are subject to interest rate risk due to accelerated prepayments, represented less than 1% of total CMO investments at December 31, 1998 and 1997, respectively.
    At December 31, 1998, contractual fixed maturity investment commitments were $39 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that approximately 65% will be disbursed in 1999.

    B) Mortgage Loans and Real Estate: CIGNA's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally are less than 75% of the property's value at the time the original loan is made.
    At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

-------------------------------------------------------------------
(In millions)                                 1998           1997
-------------------------------------------------------------------
Mortgage loans                              $9,599        $10,859
                                         --------------------------
Real estate:
  Held for sale                                343            355
  Held for the production of income            390            414
                                         --------------------------
Total real estate                              733            769
-------------------------------------------------------------------
Total                                      $10,332        $11,628
----------------------------------------===========================

    At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

----------------------------------------------------------------
(In millions)                                1998         1997
----------------------------------------------------------------
Property type:
    Retail facilities                      $3,412       $4,579
    Office buildings                        4,049        4,191
    Apartment buildings                     1,434        1,460
    Industrial                                692          601
    Hotels                                    468          513
    Other                                     277          284
----------------------------------------------------------------
Total                                     $10,332      $11,628
-------------------------------------===========================
Geographic region:
   Central                                 $3,279       $3,744
   Pacific                                  2,273        2,473
   Middle Atlantic                          1,590        1,918
   South Atlantic                           1,516        1,618
   New England                              1,065        1,180
   Other                                      609          695
----------------------------------------------------------------
Total                                     $10,332      $11,628
-------------------------------------===========================

Mortgage Loans

    At December 31, 1998,  scheduled  mortgage loan  maturities were as follows:
1999 -- $924 million;  2000 -- $1.0 billion;  2001 -- $903 million; 2002 -- $1.2 billion; 2003 -- $1.7 billion; and $3.9 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced. During 1998 and 1997, CIGNA refinanced at current market rates approximately $135 million and $139 million, respectively, of its mortgage loans relating to borrowers that were unable to obtain alternative financing.
    At December 31, 1998, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $542 million, most of which were at a fixed market rate of interest. These commitments expire within three months, and are diversified by property type and geographic region.
    At December 31, 1998, CIGNA's impaired mortgage loans were $159 million, including $26 million before valuation reserves totaling $6 million, and $133 million, which had no valuation reserves. At December 31, 1997, CIGNA's impaired mortgage loans were $393 million, including $170 million before valuation reserves totaling $50 million, and $223 million, which had no valuation reserves.
    During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

--------------------------------------------------------------------
(In millions)                                 1998            1997
--------------------------------------------------------------------
Reserve balance -- January 1                   $50            $101
Transfers to foreclosed real estate            (26)            (30)
Charge-offs upon sales                          (9)            (52)
Net change in valuation reserves                (9)             31
--------------------------------------------------------------------
Reserve balance -- December 31                  $6             $50
------------------------------------------==========================

    During 1998 and 1997, impaired mortgage loans, before valuation reserves, averaged approximately $294 million and $624 million, respectively, and interest income recorded and cash received on these loans were approximately $12 million and $35 million in each year.

Real Estate

    During 1998, 1997 and 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $37 million, $85 million and $114 million, respectively.
    Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $213 million and $206 million as of December 31, 1998 and 1997, respectively.
     Net income for 1998 and 1997 included net investment income of $9 million and $10 million, respectively, for real estate held for sale. Write-downs upon foreclosure and changes in valuation reserves were not material for 1998 and 1997.
    C) Short-Term Investments and Cash Equivalents: At December 31, 1998 and 1997, short-term investments and cash equivalents, in the aggregate, primarily included debt securities, principally federal government bonds of $144 million and $682 million, respectively, and corporate securities of $1.8 billion and $985 million, respectively.

    D) Net Unrealized Appreciation (Depreciation) of Investments: Unrealized appreciation (depreciation) for investments carried at fair value as of December 31 were as follows:

----------------------------------------------------------------
(In millions)                           1998              1997
----------------------------------------------------------------
Unrealized appreciation:
    Fixed maturities                  $2,378            $2,307
    Equity securities                    349               284
                                    ----------------------------
                                       2,727             2,591
                                    ----------------------------
Unrealized depreciation:
    Fixed maturities                    (358)             (233)
    Equity securities                    (52)              (78)
                                    ----------------------------
                                        (410)             (311)
                                    ----------------------------
                                       2,317             2,280
Less policyholder-related
   amounts                               871               946
                                    ----------------------------
Shareholder net unrealized
   appreciation                        1,446             1,334
Less deferred income taxes               490               450
----------------------------------------------------------------
Net unrealized appreciation             $956              $884
------------------------------------============================

    The components of net unrealized appreciation (depreciation) on investments for the year ended December 31 were as follows:

----------------------------------------------------------------------------
(In millions)                           1998           1997           1996
----------------------------------------------------------------------------
Unrealized appreciation
(depreciation) on investments
held, net of taxes of $129,
$176 and $(228), respectively           $237           $319          $(431)
Less gains realized in net
income, net of taxes of $89,
$33 and $21, respectively                165             62             40
----------------------------------------------------------------------------
Net unrealized appreciation
(depreciation)                           $72           $257          $(471)
--------------------------------------=======================================

    E) Non-Income Producing Investments: At December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding 12 months were as follows:

---------------------------------------------------------
(In millions)                        1998          1997
---------------------------------------------------------
Fixed maturities                      $27           $34
Mortgage loans                          2            --
Real estate                            68           141
Other long-term investments             6             8
---------------------------------------------------------
Total                                $103          $183
---------------------------------========================

    F)  Derivative  Financial  Instruments:  CIGNA's  investment  strategy is to manage the characteristics of investment assets, such as duration, yield, currency and liquidity, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA's use of derivative instruments, including interest rate and currency swaps, purchased options and futures contracts, is generally limited to hedging applications to minimize market risk.
    Hedge accounting treatment requires a probability of high correlation between the changes in the market value or cash flows of the derivatives and the hedged assets or liabilities. Under hedge accounting, the changes in market value or cash flows of the derivatives and the hedged assets or liabilities are recognized in net income in the same period. If CIGNA's use of derivatives does not qualify for hedge accounting treatment, the derivative is recorded at fair value and changes in its fair value are recognized in net income without considering changes in the hedged asset or liability.
    CIGNA routinely monitors, by individual counterparty, exposure to credit risk associated with swap and option contracts and diversifies the portfolio among approved dealers of high credit quality. Futures contracts are exchange-traded and, therefore, credit risk is limited since the exchange assumes the obligations. CIGNA manages legal risks by following industry standardized documentation procedures and by monitoring legal developments.
    Underlying contract, notional or principal amounts associated with derivatives at December 31 were as follows:

=====================================================
(In millions)                  1998            1997
-----------------------------------------------------
Interest rate swaps            $182            $316
Currency swaps                 $213            $276
Purchased options              $897            $833
Written options              $1,105             $--
Futures                        $249             $80
-----------------------------------------------------

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

    Using purchased options to reduce the effect of changes in interest rates or equity indexes on liabilities, CIGNA pays an up-front fee to receive cash flows from third parties when interest rates or equity indexes vary from specified levels. Purchased options that qualify for hedge accounting are recorded consistent with the related liabilities, at amortized cost plus adjustments based on current equity indexes, and income is reported as an adjustment to benefit expense. Purchased options that qualify for hedge accounting are reported in other assets, and fees paid are amortized to benefit expense over their contractual periods. Purchased options with underlying notional amounts of $82 million at December 31, 1997 that are designated as hedges, but do not qualify for hedge accounting, are reported in other long-term investments at fair value with changes in fair value recognized as realized investment gains and losses. There were no such options at December 31, 1998.
    CIGNA also writes reinsurance contracts that are accounted for as written options. CIGNA receives fees to pay for specified unfavorable changes in variable annuity account values based on underlying mutual fund investments when account holders elect to receive periodic income payments. These written options, along with options purchased to minimize the risk assumed, are reported at fair value in other liabilities and other assets, respectively. Changes in fair value are recognized in other revenues, or other operating expenses if there is a net loss. Fair values of written and related purchased options during 1998 and as of December 31, 1998 were not material.
    Interest rate futures are used to temporarily hedge against the changes in market values of bonds and mortgage loans to be purchased or sold. Under futures contracts, changes in the contract values are settled in cash daily with the exchange on which the instrument is traded. These changes in contract values are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or are recognized in full as realized investment gains and losses if investments are sold. Gains and losses on futures contracts deferred in anticipation of investment purchases were immaterial at December 31, 1998 and 1997.
    The effects of interest rate and currency swaps, purchased and written options and futures on the components of net income for 1998, 1997 and 1996 were not material.
    As of December 31, 1998 and 1997, CIGNA's variable interest rate investments consisted of approximately $788 million and $828 million of fixed maturities, respectively. As of December 31, 1998 and 1997, CIGNA's fixed interest rate investments consisted of $31.8 billion and $35.6 billion, respectively, of fixed maturities, and $9.6 billion and $10.9 billion, respectively, of mortgage loans.
    G) Other: As of December 31, 1998 and 1997, CIGNA had no concentration of investments in a single investee exceeding 10% of shareholders' equity.

NOTE 5 -- INVESTMENT INCOME AND GAINS AND LOSSES

    A) Net Investment Income: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

--------------------------------------------------------------------------------
(In millions)                            1998            1997            1996
--------------------------------------------------------------------------------
Fixed maturities                       $2,268          $2,566          $2,613
Equity securities                          17              20              20
Mortgage loans                            800             948             982
Policy loans                              466             542             561
Real estate                               159             213             223
Other long-term investments                45              48              65
Short-term investments                    130             141             110
                                     -------------------------------------------
                                        3,885           4,478           4,574
Less investment expenses                  180             233             241
--------------------------------------------------------------------------------
Net investment income                  $3,705          $4,245          $4,333
-------------------------------------===========================================

    Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in benefits, losses and settlement expenses, was approximately $1.6 billion for 1998, compared with $1.7 billion for 1997 and $1.8 billion for 1996. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $1.5 billion, $1.4 billion and $1.1 billion for 1998, 1997 and 1996, respectively.
    As of December 31, 1998, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $122 million and $98 million, including restructured investments of $96 million for both fixed maturities and mortgage loans. As of December 31, 1997, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $141 million and $176 million, including restructured investments of $90 million and $137 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $4 million, $8 million and $15 million in 1998, 1997 and 1996, respectively.

    B) Realized Investment Gains and Losses: Realized gains (losses) on investments, excluding policyholder share, for the year ended December 31 were as follows:

------------------------------------------------------------------------------
(In millions)                           1998            1997            1996
------------------------------------------------------------------------------
Fixed maturities                         $98             $57             $37
Equity securities                         (2)             38              24
Mortgage loans                            15             (15)            (23)
Real estate                               13              73              29
Other                                     32              14              24
                                     -----------------------------------------
                                         156             167              91
Less income taxes                         54              52              37
------------------------------------------------------------------------------
Net realized investment gains           $102            $115             $54
-------------------------------------=========================================

    Realized investment gains and losses include impairments in the value of investments, net of recoveries, of $49 million, $33 million and $51 million in 1998, 1997 and 1996, respectively.
    Realized investment gains for separate accounts, which are not reflected in CIGNA's revenues, were $493 million, $484 million and $305 million for 1998, 1997 and 1996, respectively. Realized investment gains attributable to policyholder contracts, which also are not reflected in CIGNA's revenues, were $98 million, $45 million and $82 million for 1998, 1997 and 1996, respectively.
    Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

----------------------------------------------------------------------------
(In millions)                     1998              1997              1996
----------------------------------------------------------------------------
Proceeds from sales             $7,215            $6,206            $6,444
Gross gains on sales              $322              $191              $239
Gross losses on sales             $(84)            $(127)            $(158)
----------------------------------------------------------------------------

NOTE 6 -- DEBT

    Short-term and long-term debt consisted of the following at December 31:

------------------------------------------------------------------------
(In millions)                                     1998            1997
------------------------------------------------------------------------
Short-term
  Commercial paper                                $257            $605
  Current maturities of long-term debt              15              85
------------------------------------------------------------------------
Total short-term debt                             $272            $690
--------------------------------------------============================
Long-term
    Unsecured Debt:
        8.16% Notes due 2000                       $25             $25
        8 3/4% Notes due 2001                      100             100
        7.17% Notes due 2002                        25              25
        7.4% Notes due 2003                        100             100
        6 3/8% Notes due 2006                      100             100
        7.4%  Notes due 2007                       300             300
        8 1/4% Notes due 2007                      100             100
        7.65% Notes due 2023                       100             100
        8.3% Notes due 2023                         17             100
        7 7/8% Debentures due 2027                 300             300
        8.3% Step Down Notes due 2033               83              --
        Medium-term Notes                          111             121
    Secured Debt (principally by real
       estate)                                      70              94
------------------------------------------------------------------------
Total long-term debt                            $1,431          $1,465
--------------------------------------------============================

    CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1998 and 1997, the weighted average interest rate on commercial paper was 5.5% and 5.9%, respectively.
    Medium-term notes have original maturity dates ranging from approximately five to ten years and interest rates ranging from 6 1/4% to 9 1/2%. As of December 31, 1998 and 1997, the weighted average interest rate on medium-term notes was 8.0% and 8.3%, respectively.
    In July 1998, CIGNA completed an offer to exchange its 8.3% Step Down Notes due 2033 (New Notes) for 8.3% Notes due 2023 (Old Notes). Old Notes with principal amounts aggregating approximately $83 million were tendered in connection with the exchange offer. The New Notes bear interest at 8.3% through January 14, 2023 and 8.08% to January 15, 2033. The New Notes may be redeemed at CIGNA's option, at any time, at par plus a possible additional redemption payment. Expenses incurred in connection with the exchange were not material.
    In 1997, CIGNA issued $300 million of unsecured 7.4% Notes due in 2007 and $300 million of unsecured 7 7/8% Debentures due in 2027. The proceeds from these issues were used for the purchase of Healthsource.

    As of December 31, 1998, CIGNA had available approximately $655 million in committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years and are paid for by using a combination of fees and bank balances. Interest that CIGNA would be charged for usage of these lines of credit is based upon negotiated arrangements.
    As of December 31, 1998, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission that may be issued as debt securities, equity securities or both, depending upon market conditions and CIGNA's capital requirements.
    Maturities of long-term debt for each of the next five years are as follows:
1999 -- $15 million;  2000 -- $57  million;  2001 -- $148  million;  2002 -- $39 million; and 2003 -- $129 million.
    Interest expense was $126 million, $127 million and $102 million in 1998, 1997 and 1996, respectively.

NOTE 7 -- COMMON AND PREFERRED STOCK

    On April 22, 1998, CIGNA's shareholders approved a three-for-one common stock split, an increase in the number of common shares authorized for issuance from 200 million to 600 million and a decrease in the par value of common stock from $1 per share to $0.25 per share. These actions resulted in a reduction in common stock and corresponding increase in additional paid-in capital of $22 million. Share and per share data have been retroactively adjusted for the stock split as though it had occurred at the beginning of the periods presented.

-----------------------------------------------------------------------------
(Shares in thousands)                    1998           1997           1996
-----------------------------------------------------------------------------
Common: Par value $0.25
  600,000 shares authorized
    Outstanding -- January 1          216,996        222,594        228,996
    Issued for stock option
        and other benefit plans         1,055            687            882
    Repurchase of common stock        (12,401)        (6,285)        (7,284)
                                    -----------------------------------------
    Outstanding -- December 31        205,650        216,996        222,594
    Treasury shares                    59,530         46,875         40,296
-----------------------------------------------------------------------------
Issued -- December 31                 265,180        263,871        262,890
------------------------------------=========================================

    In 1997, CIGNA's Board of Directors adopted a shareholder rights plan which will expire on August 4, 2007. The rights attach to all outstanding shares of common stock and become exercisable upon an acquisition of (or announcement to acquire) 10% or more of CIGNA's outstanding common stock unless CIGNA's Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase securities of CIGNA at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In certain other circumstances, the rights also entitle the holders to purchase securities of an acquirer at a substantial discount. CIGNA's Board of Directors may redeem the rights for $.0033 each prior to an acquisition of 10% or more of its common stock, and thereafter under certain circumstances.
    CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1998, 1997 and 1996.

NOTE 8 -- SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

    The insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled recognize as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which may differ from generally accepted accounting principles. As permitted by a state insurance department, certain of CIGNA's insurance subsidiaries discount certain asbestos-related and environmental pollution liabilities, which increased statutory surplus by approximately $197 million and $217 million as of December 31, 1998 and 1997, respectively.
    The amounts of statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:

---------------------------------------------------------------
(In millions)                    1998        1997        1996
---------------------------------------------------------------
Life Insurance Companies:
   Net income                    $947        $634        $680
   Surplus                     $2,858      $3,021      $2,683
Property and Casualty
  Insurance Companies:
   Net income                    $160        $192        $164
   Surplus                     $1,673      $1,542      $1,655
---------------------------------------------------------------

    CIGNA's insurance subsidiaries are subject to various regulatory restrictions that limit the amount of annual dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The maximum dividend distribution that may be made by CIGNA's insurance subsidiaries during 1999 without prior approval is approximately $1.2 billion. The amount of restricted net assets as of December 31, 1998 was approximately $6.8 billion.

NOTE 9 -- INCOME TAXES

    CIGNA's net deferred tax asset of $1.9 billion and $1.8 billion as of December 31, 1998 and 1997, respectively, reflects management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax asset based on CIGNA's earnings history and its future expectations. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.
    CIGNA's deferred tax asset is net of valuation allowances of $53 million as of December 31, 1998 and 1997. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. Adjustments made to the valuation allowance for 1998, 1997 and 1996 were immaterial.
    As of December 31, 1998 and 1997, CIGNA did not have any tax basis net operating loss carryforwards.
    In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1998 would result in a tax liability of $158 million only if distributed to shareholders or if the account balance exceeded a prescribed maximum. No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote. See Note 19 for a discussion of potential legislation regarding this matter.
    CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS completed its audits for the years 1982 through 1993, and challenged CIGNA on one issue related to years prior to 1989. During the third quarter of 1997, the U.S. Tax Court ruled against CIGNA in connection with this issue. The decision did not have an effect on results of operations, as liabilities had been previously established. As a result of this ruling, CIGNA made payments of approximately $115 million and $250 million during 1998 and 1997, respectively. CIGNA has appealed the U.S. Tax Court decision to the U.S. Court of Appeals.
    In management's opinion, adequate tax liabilities have been established for all years.
    The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 was as follows:

----------------------------------------------------------------------
(In millions)                                     1998          1997
----------------------------------------------------------------------
Deferred tax assets:
    Loss reserve discounting                      $679          $705
    Other insurance and contractholder
      liabilities                                  341           689
    Employee and retiree benefit plans             493           455
    Deferred gain on sale of business              290            --
    Investments, net                               282           287
    Policy acquisition expenses                    144            --
    Bad debt expense                               155           152
    Other                                          189           194
                                             -------------------------
    Deferred tax assets before valuation
       allowance                                 2,573         2,482
    Valuation allowance for deferred tax
       assets                                      (53)          (53)
                                             -------------------------
    Deferred tax assets, net of valuation
       allowance                                 2,520         2,429
                                             -------------------------
Deferred tax liabilities:
   Unrealized appreciation on investments          490           450
   Depreciation and amortization                   168           183
   Policy acquisition expenses                      --             4
   Other                                             1             4
                                             -------------------------
   Total deferred tax liabilities                  659           641
----------------------------------------------------------------------
Net deferred income tax asset                   $1,861        $1,788
---------------------------------------------=========================

    The components of income taxes for the year ended December 31 were as follows:

--------------------------------------------------------------
(In millions)                    1998        1997       1996
--------------------------------------------------------------
Current taxes:
    U.S. income                  $753        $424       $339
    Foreign income                 48          69         80
    State income                   40          --         --
                              --------------------------------
                                  841         493        419
                              --------------------------------
Deferred taxes (benefits):
    U.S. income                   (36)         68        108
    Foreign income                (76)          3         18
    State income                  (11)         --         --
                              --------------------------------
                                 (123)         71        126
--------------------------------------------------------------
Total income taxes               $718        $564       $545
------------------------------================================

    State income taxes were not material in years prior to 1998.

    Total income taxes for the year ended December 31 differs from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

----------------------------------------------------------------------
(In millions)                           1998        1997        1996
----------------------------------------------------------------------
Tax expense at nominal rate             $704        $577        $560
Tax-exempt interest income               (33)        (30)        (31)
Realized investment results                1          (1)          1
Dividends received deduction             (12)         (8)         (7)
Amortization of goodwill                  30          26          17
State income tax (net of
   federal income tax benefit)            18          --          --
Interest on provisions                     8          15           7
Resolved federal tax audit issues         --         (13)         --
Other                                      2          (2)         (2)
----------------------------------------------------------------------
Total income taxes                      $718        $564        $545
-------------------------------------=================================

NOTE 10 -- PENSION AND OTHER POSTRETIREMENT BENEFITS PLANS

    A) Pension and Other Postretirement Benefits Plans: CIGNA and certain of its subsidiaries provide pension and certain health care and life insurance benefits to eligible retired employees and agents, spouses and other eligible dependents through various plans.
    The following tables summarize the obligations, costs and significant assumptions related to these plans as of and for the year ended December 31:

-----------------------------------------------------------------------------
                                                                 Other
                                                             Postretirement
                                     Pension Benefits           Benefits
-----------------------------------------------------------------------------
(In millions)                         1998       1997       1998       1997
-----------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation, January 1       $2,925     $2,540       $478       $462
Service cost                           106         96          4          6
Interest cost                          191        188         31         32
(Gain) loss from past                                                     9
   experience                           32        279         (7)
Benefits paid - from plan assets      (137)      (117)        (1)        (2)
Benefits paid - other                  (20)        (7)       (32)       (29)
Amendments                              --        (45)        --         --
Other                                  (11)        (9)        (4)        --
-----------------------------------------------------------------------------
Benefit obligation,
   December 31                       3,086      2,925        469        478
-----------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets,
   January 1                         2,631      2,337         59         54
Actual return on plan assets           361        390          6          7
Employer contributions                  67         31         --         --
Benefits paid                         (137)      (117)        (1)        (2)
Other                                   --        (10)        --         --
-----------------------------------------------------------------------------
Fair value of plan assets,
   December 31                       2,922      2,631         64         59
-----------------------------------------------------------------------------
Net benefit obligation                 164        294        405        419
Unrecognized net gain (loss)
   from past experience                 67        (68)       214        216
Unrecognized prior service cost        (23)       (26)       213        236
Unamortized SFAS 87
   transition asset                     24         34         --         --
-----------------------------------------------------------------------------
Net amount recognized in the
   balance sheet                      $232       $234       $832       $871
-----------------------------------==========================================
Prepaid benefit cost                  $(14)       $(8)       $--        $--
Accrued benefit liability              290        290        832        871
Intangible asset                       (44)       (48)        --         --
-----------------------------------------------------------------------------
Net amount recognized in the
   balance sheet                      $232       $234       $832       $871
-----------------------------------==========================================

    At December 31, 1998 and 1997, pension plans under which accumulated benefits exceeded assets had projected benefit obligations of $318 million and $293 million, respectively, and related assets at fair value of $29 million and $34 million, respectively. The accumulated benefit obligation related to these plans was $238 million and $221 million at December 31, 1998 and 1997, respectively.
    CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all pension plan assets are invested in either the separate accounts of Connecticut General Life Insurance Company (CGLIC), which is a CIGNA subsidiary, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 292,500 shares of CIGNA common stock at December 31, 1998 and 1997, with a market value of $23 million and $17 million at December 31, 1998 and 1997, respectively.
    Components of net pension cost for the year ended December 31 were as follows:

-----------------------------------------------------------------
(In millions)                        1998       1997       1996
-----------------------------------------------------------------
Service cost                         $106        $96       $100
Interest cost                         191        188        174
Expected return on plan assets       (208)      (185)      (171)
Gain on curtailments                   --         (3)        --
Amortization of:
  Net loss from past experience         4          3         11
  Prior service cost                    4          7          7
  SFAS 87 transition asset            (10)       (10)       (10)
-----------------------------------------------------------------
Net pension cost                      $87        $96       $111
---------------------------------================================

    Determination of the projected benefit obligation was based on the following weighted average assumptions at December 31:

----------------------------------------------------------------------
                                      1998        1997          1996
----------------------------------------------------------------------
Discount rate                         6.75%          7%          7.5%
Expected return on plan assets           9%          9%            9%
Expected rate of compensation
  increase                             5.1%        5.1%          5.1%
----------------------------------------------------------------------

    Retiree health benefit plans with accumulated benefit obligations of $327 million and $337 million at December 31, 1998 and 1997, respectively, are unfunded. At December 31, 1998 and 1997, plan assets of $64 million and $59 million, respectively, represented partial funding for retiree life insurance plans with accumulated benefit obligations of $142 million and $141 million, respectively, and such plan assets were invested in the general account assets of CGLIC.
    Components of net other postretirement benefit cost for the year ended December 31 were as follows:

--------------------------------------------------------------
(In millions)                       1998      1997      1996
--------------------------------------------------------------
Service cost                          $4        $6       $10
Interest cost                         31        32        38
Expected return on plan assets        (4)       (4)       (4)
Amortization of:
  Net gain from past experience      (10)      (11)       (9)
  Prior service cost                 (17)      (17)      (14)
--------------------------------------------------------------
Net other postretirement
  benefit cost                        $4        $6       $21
--------------------------------==============================

    Determination of the accumulated other postretirement benefit obligation was based on the following weighted average assumptions at December 31:

----------------------------------------------------------------------------
                                         1998          1997          1996
----------------------------------------------------------------------------
Discount rate                            6.75%            7%          7.5%
Expected return on plan assets              7%            7%            7%
Expected rate of compensation
  increase                                4.5%          4.5%          4.5%
----------------------------------------------------------------------------

    The estimated rate of future increases in per capita cost of health care benefits (the health care cost trend rate) was 7% decreasing to 5% over three years, which reflects CIGNA's current claim experience and management's estimate that future rates of growth will decline. A one percentage point change in assumed health care cost trend rate would have the following effects on amounts reported for 1998:

------------------------------------------------------------------
(In millions)                                 Increase   Decrease
------------------------------------------------------------------
 Effect on total service and interest cost        $4        $3
 Effect on postretirement benefit obligation     $39       $33
------------------------------------------------------------------

    B) Capital Accumulation Plans: CIGNA sponsors various capital accumulation plans (401(k)) in which employee contributions on a pre-tax basis are supplemented by CIGNA matching contributions. These contributions are invested, at the election of the employee, in one or more of the following investments:
CIGNA common stock fund, several CIGNA and non-CIGNA mutual funds, and a fixed-income fund. In addition, beginning in 1999, CIGNA may provide additional matching contributions, depending on its annual performance, which would be invested in the CIGNA common stock fund. CIGNA's expense for such plans totaled $51 million, $42 million and $39 million for 1998, 1997 and 1996, respectively.

NOTE 11 -- EMPLOYEE INCENTIVE PLANS

    The People Resources Committee of the Board of Directors can award to employees stock options, stock appreciation rights (SARs) only in tandem with stock options, restricted stock, dividend equivalent rights or common stock in lieu of cash payable under other incentive plans or arrangements. As of December 31, 1998, 1997 and 1996, stock available for award aggregated 10,783,561 shares, 15,008,850 shares and 15,286,245 shares, respectively.
    Grants of restricted stock are awarded annually, with vesting periods ranging from three to five years. Although recipients are entitled to receive dividends and vote restricted stock during the vesting period, termination of employment prior to vesting results in forfeiture of the stock. Grants of restricted shares of CIGNA common stock during 1998, 1997 and 1996 totaled 456,635 shares, 427,884 shares and 429,834 shares, respectively, at a weighted average fair value per share of $62.91, $52.34 and $39.47, respectively. Restricted stock grants of 1,923,278 shares for 2,343 employees were outstanding at December 31, 1998. Compensation cost related to restricted stock grants was not material to CIGNA's results of operations, liquidity or financial condition.
    Options to purchase CIGNA common stock are awarded at market price on the date of grant, vest over periods ranging from one to five years and expire no later than 10 years after the date of grant. Certain outstanding options have a replacement option feature providing that when the underlying option is exercised by tendering stock a new option is granted covering shares equal to the number tendered. These options are exercisable at the market price on the date of the new grant and expire on the expiration date of the original option.
    The following table summarizes the status of, and changes in, common stock options outstanding for the year ended December 31 and includes approximately three million options granted in connection with the 1997 Healthsource acquisition:

----------------------------------------------------------------------------------------------------------------------------------
(Shares in thousands)                            1998                              1997                                1996
----------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted                        Weighted                        Weighted
                                                         Average                         Average                         Average
                                        Shares    Exercise Price        Shares    Exercise Price        Shares    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding -- January 1                10,035            $50.70         4,884            $32.42         4,826            $23.72
      Granted                            4,213             64.01         8,410             54.83         2,614             40.38
      Exercised                         (2,939)            46.12        (3,204)            33.87        (2,409)            23.78
      Expired or canceled                 (330)            61.80           (55)            39.14          (147)            29.91
                                     -----------                      ----------                      ----------
Outstanding -- December 31              10,979             56.70        10,035             50.70         4,884             32.42
-------------------------------------=============================================================================================
Options exercisable at year-end          4,397            $53.35         4,370            $46.41         1,994            $25.21
-------------------------------------=============================================================================================

    The following table summarizes the range of exercise prices for outstanding common stock options at December 31, 1998:

====================================================================
                                         Range of Exercise Prices
--------------------------------------------------------------------
                                        $5.57 to         $70.00 to
(Shares in thousands)                     $69.94           $106.11
--------------------------------------------------------------------
Options outstanding                        9,981               998
    Weighted average remaining
       contractual life                7.6 years         7.2 years
    Weighted average exercise price       $53.80            $85.75
Options exercisable                        3,933               464
    Weighted average exercise price       $48.22            $96.83
--------------------------------------------------------------------

    The weighted average fair value of options granted under employee incentive plans during 1998, 1997 and 1996 was $13.87, $12.94 and $9.99, respectively.
Fair value of each option grant in 1998, 1997 and 1996 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------------
                                    1998      1997       1996
---------------------------------------------------------------
Dividend yield                      1.7%      2.4%       3.5%
Expected volatility                25.9%     23.7%      26.2%
Risk-free interest rate             5.5%      6.1%       5.9%
Expected option life             3 years   4 years    6 years
---------------------------------------------------------------

    CIGNA awards stock options under employee incentive plans with exercise prices equal to the market price at the date of grant and, therefore, does not record compensation expense related to stock options. Had CIGNA recorded compensation expense for stock options based on their fair value at the grant date using the Black- Scholes option-pricing model, CIGNA's net income would have been reduced by $30 million, $22 million and $10 million in 1998, 1997 and 1996, respectively. Also, basic and diluted earnings per share would have been reduced by $0.14, $0.10 and $0.04 in 1998, 1997 and 1996, respectively.

NOTE 12 -- EARNINGS PER SHARE

    Basic and Diluted earnings per share (EPS) are computed as follows for the year ended December 31 (see Note 2 regarding stock split):

-------------------------------------------------------------------
(Dollars in millions,
except per share                          Effect of
amounts)                       Basic       Dilution       Diluted
-------------------------------------------------------------------
1998
-------------------------------------------------------------------
Net income                      $1,292           --        $1,292
--------------------------=========================================
Shares (in thousands):
Weighted average               210,948           --       210,948
Options and restricted
   stock grants                               2,499         2,499
-------------------------------------------------------------------
Total shares                   210,948        2,499       213,447
--------------------------=========================================
EPS                              $6.12       $(0.07)        $6.05
--------------------------=========================================
1997
-------------------------------------------------------------------
Net income                      $1,086           --        $1,086
--------------------------=========================================
Shares (in thousands):
Weighted average               220,263           --       220,263
Options and restricted
   stock grants                               2,250         2,250
-------------------------------------------------------------------
Total shares                   220,263        2,250       222,513
--------------------------=========================================
EPS                              $4.93       $(0.05)        $4.88
--------------------------=========================================
1996
-------------------------------------------------------------------
Net income                      $1,056           --        $1,056
--------------------------=========================================
Shares (in thousands):
Weighted average               225,495           --       225,495
Options and restricted
   stock grants                               2,259         2,259
-------------------------------------------------------------------
Total shares                   225,495        2,259       227,754
--------------------------=========================================
EPS                              $4.68       $(0.04)        $4.64
--------------------------=========================================

NOTE 13 -- REINSURANCE

    In the normal course of business, CIGNA's insurance subsidiaries enter into agreements, primarily short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of primary liability. CIGNA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. In connection with the sale of CIGNA's individual life insurance and annuity business (as discussed in Note 3), the reinsurance recoverable from Lincoln National Corporation at December 31, 1998 was $6.0 billion. As of December 31, 1998 and 1997, approximately 3% and 7% respectively, of reinsurance recoverables were due from certain syndicates affiliated with Lloyd's of London.
    Failure of reinsurers to indemnify CIGNA, as a result of reinsurer insolvencies and disputes, could result in losses. Allowances for uncollectible amounts were $705 million and $720 million as of December 31, 1998 and 1997, respectively.
    Future charges for unrecoverable reinsurance may materially affect results of operations in future periods, however, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.
    The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

-----------------------------------------------------------------------
(In millions)                        1998          1997          1996
-----------------------------------------------------------------------
Short-duration contracts
Premiums and fees:
   Direct                         $14,700       $12,585       $11,577
   Assumed                            909         1,143         1,099
   Ceded                           (1,803)       (1,790)       (1,904)
-----------------------------------------------------------------------
Net earned premiums and fees      $13,806       $11,938       $10,772
--------------------------------=======================================
Long-duration contracts
Premiums and fees:
   Direct                          $2,736        $2,707        $2,728
   Assumed                            594           544           634
   Ceded                             (723)         (254)         (218)
-----------------------------------------------------------------------
Net earned premiums and fees       $2,607        $2,997        $3,144
--------------------------------=======================================

    The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the above table.
    Benefits, losses and settlement expenses for 1998, 1997 and 1996 were net of reinsurance recoveries of $2.2 billion, $1.3 billion and $1.6 billion, respectively. For the year ended December 31, 1998, ceded premiums and reinsurance recoveries associated with the individual life insurance and annuity business sold were $557 million and $424 million, respectively.

NOTE 14 -- PROPERTY AND CASUALTY UNPAID
CLAIMS AND CLAIM EXPENSE RESERVES AND
REINSURANCE RECOVERABLES

    As described in Note 2(M), CIGNA establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.
    Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:

--------------------------------------------------------------------------
(In millions)                               1998        1997        1996
--------------------------------------------------------------------------
Gross reserve -- January 1               $14,930     $16,324     $16,877

Less reinsurance recoverable               5,168       5,835       5,864
                                       -----------------------------------
Net reserve -- January 1                   9,762      10,489      11,013
                                       -----------------------------------
Plus incurred claims and claim
      adjustment expenses:
   Provision for insured events of
      the current year                     2,049       1,990       2,257
   Increase in provision for insured
      events of prior years                  177         218         177
                                       -----------------------------------
   Total incurred claims and claim
      adjustment expenses                  2,226       2,208       2,434
                                       -----------------------------------
Less payments for claims and
      claim  adjustment expenses
      attributable to:
   Insured events of the current
      year                                   910         871         793
   Insured events of prior years           1,745       2,064       2,165
                                       -----------------------------------
   Total payments for claims and
       claim adjustment expenses           2,655       2,935       2,958
                                       -----------------------------------
Net reserve -- December 31                 9,333       9,762      10,489
Plus reinsurance recoverable               5,293       5,168       5,835
--------------------------------------------------------------------------
Gross reserve -- December 31             $14,626     $14,930     $16,324
---------------------------------------===================================

    The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.
    Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. CIGNA's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in CIGNA's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, CIGNA does not expect such changes to have a material effect on its liquidity or financial condition.
    In management's judgment, information currently available has been appropriately considered in estimating CIGNA's loss reserves and reinsurance recoverables.
    CIGNA's reserves for asbestos-related and environmental pollution (A&E) exposures as of December 31 were as follows:

------------------------------------------------------------------
                               1998                    1997
------------------------------------------------------------------
(In millions)             Gross        Net      Gross        Net
------------------------------------------------------------------
Asbestos                   $841       $523       $846       $509
Environmental            $1,212       $941     $1,404     $1,059
------------------------------------------------------------------

    CIGNA's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.
    Charges to income for increases in the Property and Casualty segment's liability for insured events of prior years (prior year development) for A&E losses and charges for unrecoverable reinsurance in the aggregate were $160 million, $148 million and $117 million for 1998, 1997 and 1996, respectively.
    Prior year development, other than for A&E claims and charges for unrecoverable reinsurance, was $17 million, $70 million and $60 million for 1998, 1997 and 1996, respectively.
    CIGNA's property and casualty operations routinely insure various forms of property, including large property risks. A major catastrophe could have a material adverse effect on CIGNA's results of operations. However, because CIGNA monitors writings to avoid significant concentrations, it is not likely that such adverse effect would be material to CIGNA's liquidity or financial condition.

NOTE 15 -- LEASES AND RENTALS

    Rental expenses for operating leases, principally with respect to buildings, amounted to $192 million, $234 million and $214 million in 1998, 1997 and 1996, respectively.
    As of December 31, 1998, future net minimum rental payments under non-cancelable operating leases were approximately $704 million, payable as follows: 1999 -- $143 million; 2000 -- $116 million; 2001 -- $101 million; 2002
-- $82 million; 2003 -- $70 million; and $192 million thereafter.

NOTE 16 -- SEGMENT INFORMATION

    Operating segments are based on CIGNA's internal reporting structure and generally reflect differences in products except that the International Life, Health and Employee Benefits segment is based on geography. CIGNA presents segment information as follows:

o Employee Health Care, Life and Disability Benefits which combines CIGNA's Health Care and Group Insurance segments, offers traditional indemnity, managed care and cost containment products and services as well as alternative funding arrangements, such as administrative services only and minimum premium plans.
o Employee Retirement Benefits and Investment Services provides investment products and professional services primarily to sponsors of qualified pension, profit-sharing and retirement saving plans. This segment also provides certain corporate and variable life insurance products.
o International Life, Health and Employee Benefits provides life, accident and health and employee benefits (group life, health and pensions) coverages and services primarily outside the United States.
o Property and Casualty is comprised of two operations, ongoing and run-off. Ongoing operations provide global commercial insurance and risk management services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for A&E exposures. As discussed in Note 3, CIGNA has entered into an agreement to sell the businesses which comprise this segment.

    Other Operations consist of gain recognition related to the sale of the individual life insurance and annuity business, corporate life insurance on which policy loans are outstanding (also called leveraged corporate life insurance), reinsurance operations, settlement annuity business and certain new business initiatives. The Corporate caption is used to report other amounts not allocated to segments, such as interest expense, certain goodwill amortization and intercompany eliminations.
    CIGNA uses operating income (net income excluding after-tax realized investment results) to measure the financial results of its segments. Operating income is determined on a basis consistent with the accounting policies for the consolidated financial statements, except that interest expense on corporate debt is not allocated to segments. CIGNA allocates substantially all other corporate general, administrative and systems expenses to segments on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.
    CIGNA's operations are not materially dependent on one or a few customers, brokers or agents. Summarized segment financial information for the year ended and as of December 31 was as follows:

------------------------------------------------------------------------
(In millions)                          1998          1997         1996
------------------------------------------------------------------------
Employee Health Care, Life
   and Disability Benefits
Premiums and fees and other
   revenues                         $11,963       $10,000       $8,779
Net investment income                   589           563          567
                                 ---------------------------------------
Segment revenues                    $12,552       $10,563       $9,346
Income tax expense                     $361          $232         $261
Operating income                       $617          $425         $497
Assets under management:
   Invested assets                   $8,388        $8,060       $6,929
   Separate account assets            1,702         1,440        1,175
                                 ---------------------------------------
Total                               $10,090        $9,500       $8,104
---------------------------------=======================================
Employee Retirement Benefits
   and Investment Services
Premiums and fees and other
   revenues                            $257          $221         $272
Net investment income                 1,613         1,655        1,716
                                 ---------------------------------------
Segment revenues                     $1,870        $1,876       $1,988
Income tax expense                     $117          $101          $98
Operating income                       $248          $230         $210
Assets under management:
   Invested assets                  $20,543       $21,426      $20,970
   Separate account assets           30,718        25,934       19,846
                                 ---------------------------------------
Total                               $51,261       $47,360      $40,816
---------------------------------=======================================
International Life, Health and
   Employee Benefits
Premiums and fees and other
   revenues                          $1,231        $1,078         $981
Net investment income                   115           122          125
                                 ---------------------------------------
Segment revenues                     $1,346        $1,200       $1,106
Income tax expense                      $20           $12           $3
Equity in net loss of investee         $(18)          $--          $--
Operating income                        $17           $21           $5
Assets under management:
   Invested assets                   $2,774        $2,279       $2,455
   Separate account assets               93            67           --
                                 ---------------------------------------
Total                                $2,867        $2,346       $2,455
---------------------------------=======================================

----------------------------------------------------------------------
(In millions)                       1998          1997          1996
----------------------------------------------------------------------
Property and Casualty
Premiums and fees and other
   revenues
     International                $1,461        $1,552        $1,602
     Domestic                      1,774         1,862         1,880
                               ---------------------------------------
     Ongoing operations            3,235         3,414         3,482
     Run-off operations               19            42           179
                               ---------------------------------------
Total                             $3,254        $3,456        $3,661
-------------------------------=======================================
Net investment income:
     International                  $102          $118          $118
     Domestic                        231           239           259
                               ---------------------------------------
     Ongoing operations              333           357           377
     Run-off operations              250           282           302
                               ---------------------------------------
Total                               $583          $639          $679
-------------------------------=======================================
Segment revenues                  $3,837        $4,095        $4,340
Income tax expense                   $19          $102           $87
Operating income:
     International                  $(13)         $106          $130
     Domestic                         85            98            76
                               ---------------------------------------
     Ongoing operations               72           204           206
     Run-off operations               (2)            1             2
                               ---------------------------------------
Total                                $70          $205          $208
-------------------------------=======================================
Assets under management:
Invested assets:
     International                $1,938        $1,938        $2,067
     Domestic                      3,542         3,436         3,779
                               ---------------------------------------
     Ongoing operations            5,480         5,374         5,846
     Run-off operations            3,552         3,896         4,102
                               ---------------------------------------
Total                             $9,032        $9,270        $9,948
-------------------------------=======================================
Other Operations
Premiums and fees and other
   revenues                       $1,065        $1,089        $1,027
Net investment income                771         1,235         1,217
                               ---------------------------------------
Segment revenues                  $1,836        $2,324        $2,244
Income tax expense                  $167           $88           $82
Operating income                    $313          $180          $155
Assets under management:
   Invested assets                $9,968       $15,541       $15,757
   Separate account assets         2,295         1,907         1,593
                               ---------------------------------------
Total                            $12,263       $17,448       $17,350
-------------------------------=======================================
Corporate
Premiums and fees, other
   revenues, and eliminations      $(194)        $(218)        $(194)
Net investment income                 34            31            29
                               ---------------------------------------
Segment revenues                   $(160)        $(187)        $(165)
Income tax benefit                  $(20)         $(23)         $(23)
Operating loss                      $(75)         $(90)         $(73)
Invested assets                       $2            $2            $2
-------------------------------=======================================
Realized Investment Gains
Realized investment gains           $156          $167           $91
Income tax expense                    54            52            37
                               ---------------------------------------
Realized investment gains,
   net of taxes                     $102          $115           $54
-------------------------------=======================================


----------------------------------------------------------------------
(In millions)                       1998          1997          1996
----------------------------------------------------------------------
Total
Premiums and fees and other
   revenues                      $17,576       $15,626       $14,526
Net investment income              3,705         4,245         4,333
Realized investment gains            156           167            91
                               ---------------------------------------
Total revenues                   $21,437       $20,038       $18,950
Income tax expense                  $718          $564          $545
Operating income                  $1,190          $971        $1,002
Realized investment gains,
   net of taxes                      102           115            54
                               ---------------------------------------
Net income                        $1,292        $1,086        $1,056
-------------------------------=======================================
Assets under management:
   Invested assets               $50,707       $56,578       $56,061
   Separate account assets        34,808        29,348        22,614
                               ---------------------------------------
Total                            $85,515       $85,926       $78,675
-------------------------------=======================================

    Premiums and fees and other revenues by product type were as follows for the year ended December 31:

----------------------------------------------------------------------
(In millions)                           1998        1997        1996
----------------------------------------------------------------------
Health Maintenance Organizations      $5,971      $4,451      $3,466
Medical and Dental Indemnity           3,195       2,729       2,513
Property and Casualty                  2,957       3,154       3,417
Group Life                             1,813       1,797       1,845
Other                                  3,640       3,495       3,285
----------------------------------------------------------------------
Total                                $17,576     $15,626     $14,526
-----------------------------------===================================

NOTE 17 -- COST REDUCTION INITIATIVES  AND OTHER RESTRUCTURING

    A) Employee Health Care, Life and Disability Benefits Restructuring: In the fourth quarter of 1997, CIGNA adopted a cost reduction plan to restructure its health care operations which resulted in a pre-tax charge of $32 million ($22 million after-tax) included primarily in Other Operating Expenses in the Employee Health Care, Life and Disability Benefits segment. The after-tax components of the charge were as follows: severance, $11 million, for costs associated with nonvoluntary terminations of approximately 1,300 employees in various functions and locations; real estate, $4 million, primarily related to vacated lease space; and other costs, $7 million, primarily related to the exit of certain operations. As of December 31, 1998, approximately $8 million had been paid to approximately 1,150 employees, and approximately $4 million had been paid for real estate and other costs for office closings. CIGNA expects that this initiative will be substantially completed in 1999 with no material differences from original estimates.

    B) Property and Casualty Restructuring: In the fourth quarter of 1998, CIGNA adopted a cost reduction plan to restructure certain of its domestic and international property and casualty operations, which resulted in a pre-tax charge of $28 million ($18 million after-tax) included primarily in Other Operating Expenses in the Property and Casualty segment. The after-tax components of the charge were as follows: severance, $12 million, for costs associated with nonvoluntary terminations of approximately 400 employees in various functions and locations; and $6 million, primarily related to vacated lease space. The cash outlays associated with these initiatives will be substantially completed by the end of 2000 with most occurring in 1999.
    Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. As part of its overall restructuring plan, CIGNA contributed $375 million of additional capital to the run-off operations which was funded in 1996 through internal sources. Also, the ongoing operations assumed $125 million of liabilities, primarily related to employee benefits of the run-off operations and committed to contribute an additional $50 million to the run-off operations by December 31, 2001. In addition, the ongoing operations reinsured up to $800 million of claims of the run-off operations in the unlikely event that the statutory capital and surplus of the run-off operations falls below $25 million. The property and casualty restructuring is being contested in court by certain competitors and policyholders. Although CIGNA expects the matter to be in litigation for some time, it expects to ultimately prevail.

NOTE 18 -- FOREIGN OPERATIONS

    CIGNA provides international property and casualty and life and health insurance coverages on a direct and reinsured basis, primarily in Europe, the Pacific region, Canada and Latin America.
    For the year ended December 31, 1998, 1997 and 1996, the change in Net Translation of Foreign Currencies reflects increases (decreases) of $12 million (including taxes of $7 million), $(81) million (including a tax benefit of $43 million), and $(18) million (including a tax benefit of $11 million), respectively.
    Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

---------------------------------------------------
(In millions)        1998        1997        1996
---------------------------------------------------
Domestic          $14,800     $12,914     $11,754
Foreign             2,776       2,712       2,772
---------------------------------------------------
Total             $17,576     $15,626     $14,526
----------------===================================

    CIGNA's aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 1998, 1997 and 1996 were not material.

NOTE 19 -- CONTINGENCIES

Financial Guarantees

    CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. These include guarantees for the repayment of industrial revenue bonds as well as other debt instruments. The contractual amounts of financial guarantees reflect CIGNA's maximum exposure to credit loss in the event of nonperformance. To limit CIGNA's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced primarily through reinsurance.
    The industrial revenue bonds guaranteed directly by CIGNA have remaining maturities of up to 17 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by CIGNA at December 31, 1998 and 1997 was $85 million and $202 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in net investment income as earned. During 1998, 1997 and 1996, this income was not material.
    In addition, CIGNA is liable for municipal guarantee business of $720 million and $816 million at December 31, 1998 and 1997, respectively, which have maturities of up to 32 years. Such amounts are fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds. The nature of this guarantee business is similar to the reinsurance transactions described in Note 13. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. As of December 31, 1998 and 1997, loss reserves and unearned premiums under these programs were not material.
    CIGNA has entered into specialty life reinsurance contracts that guarantee payments for specified unfavorable changes in variable annuity account values based on underlying mutual fund investments if account holders expire or elect to receive periodic income payments. For those accounts with mortality risk, reserves are established in amounts adequate to meet the estimated future obligations using various assumptions as to equity market conditions, premiums, mortality and lapse rates, including provision for adverse deviation. As of December 31, 1998 and 1997, the amount of recorded liabilities was $52 million and $29 million, respectively. Although these guarantees may adversely affect CIGNA's results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.
    CIGNA also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, CIGNA is obligated to fund the difference. As of December 31, 1998 and 1997, the amount of minimum benefit guarantees for separate account contracts was $5.4 billion and $4.8 billion, respectively. Reserves in addition to the separate account liabilities are established when CIGNA believes a payment will be required under one of these guarantees. No such reserves were required as of December 31, 1998 and 1997. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.
    Although the ultimate outcome of any loss contingencies arising from CIGNA's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.

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

    Efforts at the federal and state level to increase regulation of the health care industry could have an adverse effect on CIGNA's health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs. Matters under consideration that could have an adverse effect include mandated benefits or services that increase costs without improving the quality of care, loss of the ERISA preemption of state law through legislative actions and court decisions, changes in the ERISA regulations governing claim appeal procedures imposing increased administrative burdens and costs and restrictions on the use of prescription drug formularies. Due to the uncertainty associated with the timing and content of any proposals ultimately adopted, the effect on CIGNA's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.
    Proposals for Superfund reform remain under consideration by Congress. Any changes in Superfund relating to 1) assigning responsibility, 2) funding cleanup costs or 3) establishing cleanup standards could affect the liabilities of policyholders and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on CIGNA's consolidated results of operations, liquidity or financial condition cannot be reasonably estimated at this time.
    In early 1999, the Administration proposed a federal budget that would eliminate the deferral of taxation of certain statutory income of life insurance companies. As discussed in Note 9, CIGNA has not provided taxes on $450 million of such income. If the budget provision is enacted, CIGNA will record additional income tax expense of $158 million to reflect this liability. The proposed federal budget also would limit the deduction of interest expense on the general indebtedness of corporations owning non-leveraged corporate life insurance policies covering the lives of officers, employees or directors. If this latter provision is enacted as proposed, CIGNA does not anticipate that it will have a material effect on its consolidated results of operations, liquidity, or financial condition, although it could have a material adverse effect on the results of operations of the Employee Retirement Benefits and Investment Services segment.
    In 1996, Congress passed legislation that phases out over a three-year period the tax deductibility of policy loan interest for most leveraged corporate life insurance products. For 1998 and 1997, revenues of $556 million and $591 million, respectively, and net income of $42 million and $44 million, respectively, were from leveraged corporate life insurance products that are affected by this legislation. CIGNA does not expect this legislation to have a material adverse effect on its consolidated results of operations, liquidity or financial condition.
    In 1998, the National Association of Insurance Commissioners (NAIC) adopted risk-based capital guidelines for health maintenance organizations (HMOs). CIGNA expects its HMO subsidiaries to be adequately capitalized under these guidelines as they become effective in various jurisdictions in 1999.
    In 1998,  the NAIC adopted  standardized  statutory  accounting  principles.
Since these principles have not been adopted by most of the insurance departments of various jurisdictions in which CIGNA's insurance subsidiaries are domiciled, the timing and effects of implementation have not yet been determined.
    CIGNA is contingently liable for possible assessments under regulatory requirements pertaining to potential insolvencies of unaffiliated insurance companies and other insurance-related assessments. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. CIGNA's insurance subsidiaries recorded pre-tax charges of $46 million, $66 million and $63 million for 1998, 1997 and 1996, respectively, for estimated guaranty fund and other insurance-related assessments before giving effect to future premium tax recoveries. In addition, as discussed in Note 2, CIGNA expects to record a $95 million reduction of net income in the first quarter of 1999 to reflect the effect of implementing SOP 97-3 for insurance-related assessments. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on CIGNA's liquidity or financial condition.
    The eventual effect on CIGNA of the changing environment in which it operates remains uncertain.

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

REPORT OF MANAGEMENT

    The management of CIGNA is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles, determined by management to be appropriate, and include amounts based on management's informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, internal auditors, independent accountants and the Board of Directors acting through an Audit Committee.
    CIGNA maintains a system of internal accounting controls designed to reasonably assure the integrity and reliability of financial reporting and to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly. The system of internal accounting controls is supported by the selection and training of qualified personnel, by the appropriate division of responsibilities and by the company-wide communication of written policies and procedures.
    In its corporate policy addressing business ethics, CIGNA has stated its intent to achieve the highest level of legal and ethical standards in the conduct of its business activities. Management provides all employees with a copy of this policy. Signed statements are obtained annually from all officers, certain other employees and directors attesting to their review of, and compliance with, CIGNA's business ethics policy.
    The Audit Committee of the Board of Directors reviews and reports to the full Board on the appropriateness of CIGNA's accounting policies, the adequacy of its financial controls and the reliability of financial information reported to the public. The Committee is composed solely of outside directors. Ongoing Committee activities include reviewing reports of management, internal auditors and the independent accountants regarding accounting policies and practices, audit results and internal accounting controls and assessing CIGNA's relationship with its independent accountants. The Committee has direct access to the internal auditors and independent accountants and meets with them without management present.
    The  consolidated   financial   statements  have  been  audited  by  CIGNA's
independent accountants, PricewaterhouseCoopers LLP, in accordance with generally accepted auditing standards and have been reviewed by the Audit Committee of the Board of Directors. This audit by PricewaterhouseCoopers LLP included an evaluation of the internal accounting control structure to the extent necessary to determine the audit procedures required to express their opinion on the consolidated financial statements.
    Management reviews recommendations of the internal auditors and independent accountants concerning the system of internal accounting controls and responds to such recommendations with corrective actions, as appropriate. Management believes that, as of December 31, 1998, the system of internal accounting controls is adequate to provide the reasonable assurances discussed herein and that there are no material deficiencies in the design or operation of the system of internal accounting controls.



REPORT OF INDEPENDENT ACCOUNTANTS

                                        PricewaterhouseCoopers [GRAPHIC OMITTED]


TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (the Company) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
February 9, 1999

QUARTERLY FINANCIAL DATA (Unaudited)

    The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1998 and 1997.
    Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)                                                 Three Months Ended
------------------------------------------------------------------------------------------------------------------------------
                                                                 March 31         June 30          Sept. 30          Dec. 31
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
1998*
Total revenues                                                    $5,411           $5,321           $5,226           $5,479
Income before income taxes                                           768              471              392              379
Net income                                                           495              308              251              238
Earnings per share:
   Basic                                                            2.30             1.44             1.20             1.16
   Diluted                                                          2.27             1.42             1.19             1.14

1997 **
Total revenues                                                    $4,645           $4,719           $5,182           $5,492
Income before income taxes                                           437              411              427              375
Net income                                                           288              279              279              240
Earnings per share:
   Basic                                                            1.31             1.26             1.26             1.10
   Diluted                                                          1.30             1.25             1.25             1.09

STOCK AND DIVIDEND DATA
1998
Price range of common stock - high                                $69.33           $71.75           $74.50           $82.38
                            - low                                 $56.00           $67.25           $57.19           $62.00
Dividends declared per common share                                 $.29             $.29             $.29             $.29
------------------------------------------------------------------------------------------------------------------------------
1997
Price range of common stock - high                                $53.79           $62.42           $66.92           $62.08
                            - low                                 $45.08           $46.33           $58.44           $50.50
Dividends declared per common share                                 $.28             $.28             $.28             $.28
------------------------------------------------------------------------------------------------------------------------------

*The fourth quarter of 1998 includes after-tax charges of $19 million for restructuring activities (principally associated with the property and casualty operations); the first quarter of 1998 includes an after-tax gain of $202 million recognized as of January 1, 1998 in connection with the sale of the individual life insurance and annuity business.

** The fourth quarter of 1997 includes after-tax charges associated with the integration of Healthsource and the restructuring of CIGNA's health care operations of $80 million.

Per share data reflect the three-for-one stock split approved by shareholders on April 22, 1998.