Form 10-K405, Exhibit 13
period 1999-12-31
CIGNA CORP
filed 2000-03-07
CIK 701221

Highlights

                                                                                                                         Exhibit 13

-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)                   1999           1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
Premiums and fees and other revenues                         $  15,814      $  14,402      $  12,264      $  10,963      $  10,716
Net investment income                                            2,959          3,115          3,598          3,645          3,621
Realized investment gains                                            8            134             93             52            140
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                           $  18,781      $  17,651      $  15,955      $  14,660      $  14,477
-------------------------------------------------------------======================================================================
Income from Continuing Operations:
Operating Income (Loss):
    Employee Health Care, Life and Disability Benefits       $     728      $     617      $     425      $     497      $     489
    Employee Retirement Benefits and Investment Services           265            248            230            210            197
    International Life, Health and Employee Benefits              (342)            17             21              5             (4)
    Other Operations                                               122            313            180            155            151
    Corporate                                                      (78)           (97)          (113)           (95)          (100)
-----------------------------------------------------------------------------------------------------------------------------------
    Total operating income                                         695          1,098            743            772            733
Realized investment gains, net of taxes                              4             88             69             29            118
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                            $     699      $   1,186      $     812      $     801      $     851
-------------------------------------------------------------======================================================================
Earnings per share from continuing operations:
    Basic                                                    $    3.59      $    5.62      $    3.69      $    3.55      $    3.90
    Diluted                                                  $    3.54      $    5.56      $    3.65      $    3.52      $    3.87
Common dividends declared per share                          $    1.20      $    1.15      $    1.11      $    1.07      $    1.01
Total assets                                                 $  95,333      $  95,890      $  89,369      $  78,497      $  75,276
Long-term debt                                               $   1,359      $   1,428      $   1,462      $   1,019      $   1,064
Shareholders' equity                                         $   6,149      $   8,277      $   7,932      $   7,208      $   7,157
    Per share                                                $   36.24      $   40.25      $   36.55      $   32.38      $   31.25
Common shares outstanding (thousands)                          169,697        205,650        216,996        222,594        228,996
Shareholders of record                                          11,716         12,441         12,953         14,027         15,131
Employees                                                       41,900         49,900         47,700         42,800         44,700
-----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results, the results of discontinued operations and, in 1999, the cumulative effect of adopting Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." For more information regarding the effect of adopting accounting pronouncements, see the Notes to Financial Statements.

As discussed in Note 3, CIGNA sold its domestic and international property and casualty business in July 1999. In 1999, CIGNA began reporting this business as discontinued operations and reclassified prior year financial information.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

--------------------------------------------------------------
INDEX

  Consolidated Results of Continuing Operations             10
  Other Matters                                             11
  Employee Health Care, Life and Disability Benefits        13
  Employee Retirement Benefits and Investment Services      14
  International Life, Health and Employee Benefits          15
  Other Operations                                          16
  Corporate                                                 17
  Discontinued Property and Casualty Operations             17
  Liquidity and Capital Resources                           17
  Investment Assets - Continuing Operations                 19
  Market Risk of Financial Instruments  - Continuing
    Operations                                              21
  Year 2000                                                 22
  Cautionary Statement                                      22
--------------------------------------------------------------


CONSOLIDATED RESULTS OF CONTINUING OPERATIONS

(In millions)
--------------------------------------------------------------
Financial Summary                1999        1998        1997
--------------------------------------------------------------
Premiums and fees             $15,079     $13,456     $11,781
Net investment income           2,959       3,115       3,598
Other revenues                    735         946         483
Realized investment gains           8         134          93
                              --------------------------------
Total revenues                 18,781      17,651      15,955
Benefits and expenses          17,562      15,793      14,727
                              --------------------------------
Income before taxes             1,219       1,858       1,228
Income taxes                      520         672         416
                              --------------------------------
Income from continuing
   operations                     699       1,186         812
Less realized investment
   gains, net of taxes              4          88          69
--------------------------------------------------------------
Operating income              $   695     $ 1,098     $   743
------------------------------================================

Operating Income

Operating income is defined as net income excluding after-tax realized investment results, the results of discontinued operations and, in 1999, the cumulative effect of adopting SOP 97-3 (see Note 2(B) to the Financial Statements).

CIGNA's consolidated operating income included certain nonrecurring items. The most significant of these items are presented in the table below and discussed under "Other Matters" on pages 11-13.

--------------------------------------------------------------------------
(In millions)                              1999         1998         1997
--------------------------------------------------------------------------

Operating income                        $   695      $ 1,098      $   743

Charge related to certain
   Brazilian investments                    400           --           --

Restructuring and integration costs          10           --           80

Gain on sale of partial
   interest in Japanese life
   insurance operation                      (43)          --           --

Gain on sale of individual
   life insurance and annuity
   business                                  --         (202)          --
--------------------------------------------------------------------------
Adjusted operating income               $ 1,062      $   896      $   823
----------------------------------------==================================

The 19% increase in adjusted operating income in 1999 primarily reflects improved operating results in CIGNA's Employee Health Care, Life and Disability Benefits segment and investment income on proceeds from the sale of the property and casualty business.

The 9% increase in adjusted operating income in 1998 reflects improved results in both the Employee Health Care, Life and Disability Benefits segment and the Employee Retirement Benefits and Investment Services segment. The 1998 increase was partially offset by lower operating income in Other Operations.

Realized Investment Results

The decrease in after-tax realized investment results in 1999 primarily reflects lower gains on sales of fixed maturities, real estate partnerships, equity securities and mortgage loans. The increase in 1998 reflects higher gains on sales of fixed maturities, equity securities and mortgage loans, partially offset by lower gains on sales of real estate. For additional information, see
Note 5(B) to the Financial Statements.

Revenues

Consolidated revenues, excluding realized investment gains, were $18.8 billion in 1999, $17.5 billion in 1998 and $15.9 billion in 1997. The 1999 increase is largely the result of growth in two segments. The Employee Health Care, Life and Disability Benefits segment had higher revenues due to rate increases and membership growth. The International Life, Health and Employee Benefits segment had higher revenues due to growth in the Japanese life insurance operation. The 1999 increase was partially offset by the absence of the 1998 pre-tax gain of $316 million (reported in other revenues) recognized upon the sale of the individual life insurance and annuity business.

The 1998 increase reflects growth in two segments. The Employee Health Care, Life and Disability Benefits segment had higher revenues due to the acquisition of Healthsource (discussed below) and, to a lesser extent, rate increases and membership growth. In addition, the International Life, Health and Employee Benefits segment had higher revenues due to growth in the Japanese life insurance operation. Also, revenues in 1998 included the pre-tax gain of $316 million recognized upon the sale of the individual life insurance and annuity business. The 1998 increase was partially offset by the absence of 1997 revenues of $972 million from the sold individual life insurance and annuity business.

Outlook for 2000

Excluding the nonrecurring items presented above, management expects full year operating income to improve in 2000. However, such improvement could be adversely affected by factors such as those noted in the cautionary statement on page 22.

OTHER MATTERS

Acquisitions and Dispositions

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion. In 1999, CIGNA began reporting this business as discontinued operations and reclassified prior year financial information. CIGNA's priorities for use of capital, including proceeds from the sale, are internal growth, acquisitions and share repurchase.

Brazilian investments. In the third quarter of 1999, CIGNA recognized an after-tax charge of $400 million attributable to certain Brazilian investments. See page 15 for more information about these investments.

Sale of partial interest in Japanese life insurance operation. In April 1999, CIGNA sold a 29% interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd., reducing CIGNA's ownership interest to 61%. Proceeds of the sale were $105 million. CIGNA reported the $43 million after-tax gain on this sale in the International Life, Health and Employee Benefits segment.

Sale of individual life insurance and annuity business. As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million. Of this amount, $202 million was recognized when the sale was completed in 1998. The remaining gain was deferred because the principal agreement to sell this business was an indemnity reinsurance arrangement. The deferred portion is being recognized at the rate that earnings from the sold business would have been expected to emerge, primarily over 15 years on a declining basis. CIGNA recognized $62 million of the deferred gain in 1999 and $66 million in 1998. In 1997, revenues for the sold business were $972 million and operating income was $98 million.

Acquisition of Healthsource, Inc. On June 25, 1997, CIGNA acquired the outstanding common stock of Healthsource, Inc. The total cost of the acquisition, which was accounted for as a purchase, was $1.7 billion, including $1.4 billion for the Healthsource common stock and $250 million to repay outstanding Healthsource debt. The acquisition was financed by issuing $600 million in long-term debt, supplemented by short-term debt and CIGNA's operating cash flows.

CIGNA conducts regular strategic and financial reviews of its businesses to ensure that its capital is used effectively. See Note 3 to the Financial Statements for additional information on acquisitions and dispositions.

Regulatory and Industry Developments

CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some of the more significant current issues that may affect CIGNA's businesses include:

o    efforts to expand tort liability of health plans;
o proposed class action lawsuits targeting certain health care companies, including CIGNA;
o    initiatives to increase health care regulation;
o initiatives to restrict insurance pricing and the application of underwriting standards; and
o    efforts to revise federal tax laws.

Health care regulation. Efforts are underway in the federal and state legislatures and in the courts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA's health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care.

Pending initiatives to increase health care regulation at the federal level include "managed care reform" and "patients' bill of rights" legislation. A bill that recently passed the House of Representatives would expand tort liability for health plans and undermine the ability of health plans to limit coverage to medically necessary care. A corresponding bill that recently passed the Senate does not include such provisions. Given these differences between the House and Senate bills and the general uncertainty of the political process, it is not possible to determine what legislation will be enacted, if any, or what the effect of any such legislation would be on CIGNA.

Other regulatory changes that have been under consideration and that could have an adverse effect on CIGNA's health care operations include:

o mandated benefits or services that increase costs without improving the quality of care;
o loss of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state tort laws through legislative actions and court decisions;
o changes in ERISA regulations imposing increased administrative burdens and costs;
o    restrictions on the use of prescription drug formularies; and
o privacy legislation that interferes with the ability to properly use medical information for research, coordination of medical care and disease management.

Class action lawsuits and other litigation. CIGNA and several health care industry competitors have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. These lawsuits allege violations under RICO and ERISA. CIGNA is routinely involved in numerous other lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. Although the outcome of litigation is always uncertain, CIGNA does not believe that any litigation currently threatened or pending involving CIGNA will result in losses that would be material to results of operations, liquidity or financial condition.

Federal budget proposals. The Administration's proposed budget for fiscal year 2001 would tax amounts previously accumulated in a policyholders' surplus account. If enacted, CIGNA will record additional income tax expense of $158 million (see Note 9 to the Financial Statements for more information).

The proposed budget also would restrict the tax benefits for corporations owning non-leveraged corporate life insurance policies. If enacted as proposed, CIGNA does not anticipate that this provision will have a material effect on its consolidated results of operations, liquidity or financial condition, but it could have a material adverse effect on the results of operations of the Employee Retirement Benefits and Investment Services segment.

The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information, see Note 17 to the Financial Statements.

Cost Reduction and Integration Initiatives

Subsequent to the sale of the property and casualty business in the third quarter of 1999, CIGNA adopted a plan to reduce costs. Adoption of the plan resulted in a charge of $15 million ($10 million after-tax), primarily for severance expenses, which was recorded in Corporate ($7 million after-tax) and the International Life, Health and Employee Benefits segment ($3 million after-tax). CIGNA expects to substantially complete this plan by mid-2000.

In the fourth quarter of 1997, CIGNA's health care operations adopted a cost reduction plan and completed a review of Healthsource's operations. The cost reduction plan resulted in an after-tax charge of $22 million, primarily for severance costs and office closings. The review of Healthsource's operations resulted in an after-tax integration charge of $58 million primarily for Healthsource's HMO reserves, receivables and contractual obligations.

As of December 31, 1999, CIGNA had fully implemented both the 1997 cost reduction plan and the integration plan for Healthsource operations. Implementation of the cost reduction plan resulted in no material changes to the original estimates. CIGNA recorded adjustments to the integration charge resulting in increases to net income of $12 million in 1999 and $10 million in 1998. These amounts are included in the net favorable HMO adjustments discussed below.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS

(In millions)
------------------------------------------------------------------
Financial Summary                 1999          1998         1997
------------------------------------------------------------------
Premiums and fees             $ 12,505      $ 11,421     $  9,546
Net investment income              571           589          563
Other revenues                     630           542          454
                              ------------------------------------
Segment revenues                13,706        12,552       10,563
Benefits and expenses           12,583        11,574        9,906
                              ------------------------------------
Income before taxes              1,123           978          657
Income taxes                       395           361          232
                              ------------------------------------
Operating income              $    728      $    617     $    425
------------------------------====================================
Realized investment
   gains (losses), net of
   taxes                      $     (2)     $     54     $     17
------------------------------====================================

Operating Income

Operating income for the Employee Health Care, Life and Disability Benefits segment increased 18% in 1999 and 45% in 1998. Results for 1997 included after-tax charges of $58 million for Healthsource integration and $22 million related to cost reduction initiatives to restructure the health care operations. Excluding these items, operating income for the Indemnity and HMO operations was as follows:

------------------------------------------------
(In millions)            1999     1998     1997
------------------------------------------------
Indemnity operations     $327     $314     $302
HMO operations            401      303      203
------------------------------------------------
Total                    $728     $617     $505
-------------------------=======================

Indemnity results increased 4% in 1999, primarily reflecting the following:

o    higher earnings in the group life business;
o    improved results for the Administrative Services Only (ASO) business; and
o    favorable guaranteed cost medical claim experience.

These improvements were partially offset by lower earnings in the experience-rated health care and long-term disability businesses.

The improvement in 1998 indemnity results reflects favorable claim experience in the following businesses:

o    guaranteed cost medical;
o    group life; and
o    long-term disability.

Partially offsetting these increases were lower earnings from experience-rated health care business.

HMO results included net favorable after-tax adjustments from account and tax reviews of $23 million in 1999, $7 million in 1998 and $6 million in 1997. Excluding those items, the increases in HMO operating results for 1999 and 1998 reflect the following:

o    rate increases for guaranteed cost HMO business;
o higher earnings in the dental, behavioral, pharmacy and disability management service businesses;
o    membership growth in the HMO alternative funding business; and
o    lower operating expenses per member.

These improvements were partially offset by increased medical costs, primarily higher pharmacy and outpatient costs and, for 1998, higher amortization of goodwill and other intangibles associated with the Healthsource acquisition.

Premiums and Fees

Premiums and fees increased 9% in 1999 and 20% in 1998, primarily due to HMO and medical indemnity rate increases, membership growth and, in 1998, the addition of Healthsource.

Premium Equivalents

Management believes that business volume is best measured by premiums and fees plus premium equivalents, called adjusted premiums and fees. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or experience-rated programs. Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims. The most common alternative funding programs offered by CIGNA are minimum premium and ASO plans. CIGNA generally earns a lower margin on these programs than under guaranteed cost or experience-rated programs. Adjusted premiums and fees were as follows for the year ended December 31:

---------------------------------------------------------------
(In millions)                     1999        1998        1997
---------------------------------------------------------------
Premiums and fees              $12,505     $11,421     $ 9,546
Premium equivalents             15,385      13,039      10,807
---------------------------------------------------------------
Adjusted premiums and fees     $27,890     $24,460     $20,353
-------------------------------================================

The 1999 increase of 18% in premium equivalents primarily reflects HMO and Preferred Provider Organization (PPO) membership growth in alternative funding programs. The 1998 increase of 21% reflects the Healthsource acquisition and growth in alternative funding HMO programs.

Net Investment Income

Net investment income decreased 3% in 1999 primarily because investment yields were lower than they were in 1998. Net investment income increased 5% in 1998 because CIGNA acquired Healthsource's assets, partially offset by lower investment yields.

HMO Medical Membership

Total HMO medical membership increased 4% in 1999 and 11% in 1998. CIGNA gained members in alternative funding programs in both years. Membership declined in guaranteed cost HMO programs during 1999.

Business Mix

Business mix in 1999, measured by adjusted premiums and fees, was approximately:

o    44% HMO medical and dental care;
o    39% medical indemnity;
o    8% dental indemnity;
o    6% life insurance;
o    2% long-term disability insurance; and
o    1% other insurance coverages.

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES

(In millions)
-------------------------------------------------------
Financial Summary           1999       1998       1997
-------------------------------------------------------
Premiums and fees         $  273     $  257     $  221
Net investment income      1,605      1,613      1,655
                          -----------------------------
Segment revenues           1,878      1,870      1,876
Benefits and expenses      1,485      1,505      1,545
                          -----------------------------
Income before taxes          393        365        331
Income taxes                 128        117        101
                          -----------------------------
Operating income          $  265     $  248     $  230
--------------------------=============================
Realized investment
   gains, net of
   taxes                  $    7     $   25     $   15
--------------------------=============================

Operating Income

The increases in operating income of 7% in 1999 and 8% in 1998 reflect higher earnings from an increased asset base reflecting growth in separate account assets partially offset by lower general account assets. The increases also reflect higher earnings from non-leveraged corporate life insurance business resulting from an increased asset base and, in 1998, favorable mortality experience. In 1998, the increase was partially offset by a shift of assets to lower margin products, such as separate account equity funds.

See "Federal budget proposals" on page 12 for additional information regarding corporate life insurance.

Segment Revenues

Premiums and fees are principally asset management and administrative charges from general and separate accounts and amounts earned from non-leveraged corporate insurance. Net investment income primarily represents earnings from general account assets. Most of this net investment income is credited to customers and included in benefits and expenses.

Segment revenues are level for the years noted above, reflecting higher fees from separate accounts and, in 1998, higher revenues from non-leveraged corporate insurance. These increases were offset by lower net investment income due to lower general account assets.

Assets Under Management

Assets under management are a key determinant of earnings for this segment. The following table shows assets under management and related activity, including amounts attributable to separate accounts for the year ended December 31. Assets under management will continue to be affected by market value fluctuations for fixed maturities and equity securities.

---------------------------------------------------------------
(In millions)                               1999          1998
---------------------------------------------------------------
Balance - January 1                     $ 52,929      $ 48,231
Premiums and deposits                      8,529         8,048
Investment results                         5,085         3,432
Increase in fair value of assets             745         2,704
Customer withdrawals                      (5,637)       (3,573)
Other, including participant
   withdrawals and benefit payments       (5,897)       (5,913)
---------------------------------------------------------------
Balance - December 31                   $ 55,754      $ 52,929
----------------------------------------=======================

Premiums and deposits. In 1999, approximately 59% of premiums and deposits were from existing customers, and 41% were from sales to new customers and new plan sales to existing customers. In 1998, 55% of premiums and deposits were from existing customers.

Investment results. Investment results increased 48% in 1999 due primarily to higher realized capital gains.

Fair value of assets. The increase in the fair value of assets was substantially lower in 1999 than 1998. This was primarily due to a decline in the fair value of fixed maturities caused by the rise in interest rates and lower market value appreciation on equity securities.

Customer withdrawals. Most of the increase in customer withdrawals in 1999 was attributable to four customers.

INTERNATIONAL LIFE, HEALTH AND EMPLOYEE BENEFITS

(In millions)
---------------------------------------------------------------------------------------
Financial Summary                                       1999         1998        1997
---------------------------------------------------------------------------------------
Premiums and fees                                     $1,642       $1,227      $1,076
Net investment income                                    124          115         122
Other revenues                                            71            4           2
                                                      --------------------------------
Segment revenues                                       1,837        1,346       1,200
Benefits and expenses                                  2,216        1,309       1,167
                                                      --------------------------------
Income (loss) before taxes                              (379)          37          33
Income taxes (benefits)                                  (37)          20          12
                                                      --------------------------------
Operating income (loss)                               $ (342)         $17      $   21
------------------------------------------------------================================
Realized investment gains (losses), net of taxes      $   (1)      $   --      $    2
------------------------------------------------------================================

Operating income (loss) for the International Life, Health and Employee Benefits segment included certain nonrecurring items summarized in the table below:

------------------------------------------------------------
(In millions)                     1999       1998      1997
------------------------------------------------------------
Operating income (loss)          $(342)     $  17     $  21
Charge related to certain
   Brazilian investments           400         --        --
Restructuring costs                  3          1        --
Gain on sale of partial
   interest in Japanese life
   insurance operation             (43)        --        --
------------------------------------------------------------
Adjusted operating income        $  18      $  18     $  21
---------------------------------===========================

Brazilian Operations

During the third quarter of 1999, CIGNA completed a review of its Brazilian operations, including analyses of future estimated cash flows. These operations consist primarily of a health care operation and a managed health care business. After completing this review, CIGNA decided to withdraw from the health care operation but will continue to operate the managed health care business. As a result, CIGNA recorded an aggregate after-tax charge of $400 million, consisting of the following items:

o $305 million for the carrying value of the health care operation from which CIGNA is withdrawing, certain loans guaranteed by CIGNA and exit costs; and
o    $95 million for impairment of other investments, primarily goodwill.

CIGNA's withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Adjusted Operating Income

Adjusted operating income in 1999 primarily reflects favorable growth and product mix in the Japanese life insurance operation. This growth was partially offset by less favorable claim experience in the health care business for expatriate employees of multinational companies, unfavorable economic conditions in Latin America and unfavorable mortality experience in the group life business. Operating losses from Brazilian health care operations of $15 million in 1999 (excluding the charges noted above) were comparable with 1998.

The decline in 1998 adjusted operating income reflects operating losses from Brazilian health care operations, unfavorable economic conditions in Asia and expenses incurred to expand operations, primarily in Poland. Partially offsetting these decreases were higher earnings in the Japanese life insurance operation, reflecting higher business volume and favorable product mix, as well as growth in the health care business for expatriate employees of multinational companies.

Premiums and Fees

Premiums and fees increased 34% in 1999 and 14% in 1998. Excluding premiums and fees from the retained Brazilian managed health care business (which were not included in results until the fourth quarter of 1998) and the effects of foreign currency changes, premiums and fees increased 21% in 1999 and 22% in 1998. These increases reflect:

o    growth in the Japanese life insurance operation;
o higher health care premiums and fees for expatriate employees of multinational companies; and
o    for 1999, growth in life and group benefits business in Asia.

CIGNA intends to pursue international growth through acquisitions and other investments. This strategy will result in start-up costs and initial losses.

OTHER OPERATIONS


(In millions)
-------------------------------------------------------------------
Financial Summary                   1999         1998         1997
-------------------------------------------------------------------
Premiums and fees                 $  659      $   551      $   938
Net investment income                581          771        1,235
Other revenues                       195          514          151
                                  ---------------------------------
Segment revenues                   1,435        1,836        2,324
Benefits and expenses              1,250        1,356        2,056
                                  ---------------------------------
Income before taxes                  185          480          268
Income taxes                          63          167           88
                                  ---------------------------------
Operating income                     122          313          180
Gain on sale of individual
   life insurance and
   annuity business                   --         (202)          --
Deferred gain recognized             (62)         (66)          --
Operating income of
   individual life insurance
   and annuity business               --           --          (98)
                                  ---------------------------------
Adjusted operating income         $   60       $   45      $    82
----------------------------------=================================
Realized investment gains,
   net of taxes                   $   --       $    9      $    35
----------------------------------=================================

Other Operations includes:

o the deferred gain recognized from the 1998 sale of the individual life insurance and annuity business;
o corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
o    life, accident and health reinsurance operations;
o    settlement annuity business; and
o    certain new business initiatives.

Adjusted Operating Income

The increase in 1999 adjusted operating income reflects improved results in the health, accident and specialty life reinsurance businesses, partially offset by reductions in leveraged corporate life insurance business due to policy surrenders.

The decrease in 1998 adjusted operating income primarily reflects unfavorable claim experience in the health and accident reinsurance operations and increased operating expenses for new business initiatives. This decrease was partially offset by growth in the specialty life reinsurance business.

Premiums and Fees

Premiums and fees increased 20% in 1999 and 11% in 1998, excluding 1997 premiums and fees from the sold individual life insurance and annuity business. The 1999 increase reflects growth in the personal accident reinsurance business, partially offset by a reduced volume of health reinsurance premiums. The 1998 increase is due to growth in specialty life reinsurance, partially offset by a reduced volume of renewal premiums for leveraged corporate life insurance.

Net Investment Income

Net investment income decreased 25% in 1999 and decreased slightly in 1998, excluding 1997 net investment income from the sold individual life insurance and annuity business. Investment income declined in both years primarily because CIGNA held fewer assets from leveraged corporate life insurance. In 1998, yields were generally lower than they had been in prior years. The 1998 decline was partially offset by higher assets from specialty life reinsurance products.

Other Revenues

Other revenues in 1998 includes a pre-tax gain of $316 million from the sale of the individual life insurance and annuity business.

Other Matters

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to continue to decline. In 1999, revenues of $350 million and operating income of $32 million were from products affected by this legislation.

Specialty life reinsurance contracts. CIGNA has entered into specialty life reinsurance contracts that contain certain guarantees for variable annuities. One type of reinsurance contract guarantees minimum income benefits based on unfavorable changes in account values. The other type guarantees a minimum death benefit, also based on unfavorable changes in account values. The variable annuity account values are based on underlying domestic equity and bond mutual fund investments.

For those reinsurance contracts that guarantee minimum income benefits, CIGNA has purchased reinsurance from third parties, which substantially reduces the risk of these contracts.

For those reinsurance contracts that guarantee a minimum death benefit, management is reviewing alternatives to manage the equity market and interest rate risks associated with these guarantees. As part of this review, CIGNA is considering whether to modify certain reserve assumptions for the liabilities associated with the minimum death benefit contracts. The guarantees under these contracts and changes that could result from this review could adversely affect CIGNA's consolidated results of operations in future periods. However, management does not expect them to have a material adverse effect on CIGNA's liquidity or financial condition.

Unicover. The reinsurance operations include a 35% share in the primary layer of a workers' compensation reinsurance pool, which was managed by Unicover Managers,

Inc. until recently. The pool had obtained reinsurance for a significant portion of its exposure to claims. Disputes have arisen regarding this reinsurance (retrocessional) coverage of the pool. Two of the retrocessionaires have commenced arbitration against Unicover and the pool members seeking rescission or damages. In addition, these retrocessionaires have separately asserted that CIGNA participates in an upper layer of reinsurance for the pool, which CIGNA denies. Resolution of these matters is likely to take some time. Although the outcome of these matters is uncertain, CIGNA does not expect them to result in losses material to CIGNA's consolidated results of operations, liquidity or financial condition.

CORPORATE

(In millions)
---------------------------------------------------
Financial Summary      1999       1998       1997
---------------------------------------------------
Operating loss         $(78)      $(97)     $(113)
----------------------=============================

Corporate reflects amounts not allocated to segments, such as:

o    interest expense on corporate debt;
o    net investment income on unallocated investments;
o    intersegment eliminations; and
o certain corporate overhead expenses (including overhead expenses previously allocated to the property and casualty business which have been reclassified to Corporate).

The reduced operating loss in 1999 primarily reflects higher net investment income resulting from the investment of the proceeds of the sale of the property and casualty business in 1999. This improvement is partially offset by a $7 million after-tax restructuring charge (primarily severance-related costs) recorded in the third quarter of 1999 for cost reduction initiatives.

The reduced loss for 1998 is primarily attributable to a decrease in unallocated corporate expenses.

DISCONTINUED PROPERTY AND CASUALTY OPERATIONS

(In millions)
-----------------------------------------------------------------
Financial Summary                 1999         1998        1997
-----------------------------------------------------------------
Premiums and fees               $1,411       $2,957      $3,154
Net investment income              268          590         647
Other revenues                     136          281         286
Realized investment gains           48           22          74
                                ---------------------------------
Total revenues                   1,863        3,850       4,161
Benefits and expenses            1,911        3,698       3,739
                                ---------------------------------
Income (loss) before taxes         (48)         152         422
Income taxes (benefits)            (20)          46         148
                                ---------------------------------
Income (loss) from
   operations                      (28)         106         274
Gain on sale, net of taxes
   of $1,152                     1,194           --          --
-----------------------------------------------------------------
Income from
   discontinued operations      $1,166       $  106      $  274
--------------------------------=================================

On July 2, 1999, CIGNA sold its property and casualty business. See Acquisitions and Dispositions on page 11 for additional information. Amounts in the table above are excluded from CIGNA's results of continuing operations.

The loss from operations for 1999 includes results through the sale date. The decline in results in 1999 is primarily attributable to:

o an after-tax charge of $67 million resulting from account and other financial reviews of an insurance-related service business;
o    unfavorable claim experience;
o    declining results from insurance-related service business; and
o the effects of continued competitive conditions in the property and casualty insurance markets.

The decline in income from operations for 1998 primarily reflects:

o    increased after-tax catastrophe losses of approximately $80 million;
o    after-tax restructuring costs of $18 million; and
o    unfavorable claim experience, primarily in the international operations.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)
------------------------------------------------------------
Financial Summary               1999       1998       1997
------------------------------------------------------------
Short-term investments        $  950     $  242     $  137
Cash and cash equivalents     $2,232     $1,986     $1,832
Short-term debt               $   57     $  272     $  690
Long-term debt                $1,359     $1,428     $1,462
Shareholders' equity          $6,149     $8,277     $7,932
------------------------------------------------------------

Liquidity

CIGNA's operations have liquidity requirements that vary among the principal product lines.

Life insurance and pension plan reserves are primarily longer-term liabilities. Liquidity requirements are usually stable and predictable, and are supported primarily by medium-term, fixed-income investments.

Accident and health reserves, including long-term disability, consist of both short-term and long-term liabilities. The settlement of reported claims is generally stable and predictable, but usually shorter term, requiring greater liquidity.

CIGNA normally meets its operating requirements by:

o    maintaining appropriate levels of liquidity in its investment portfolio;
o    using cash flows from operating activities (operating cash flows); and
o matching investment maturities to the duration of the related insurance and contractholder liabilities.

Operating cash flows consist of operating income adjusted to reflect the timing of cash receipts and disbursements for premiums and fees, investment income and benefits, losses and expenses.

Each of CIGNA's insurance subsidiaries may use operating cash flows to fund its operations. However, CIGNA is only permitted to use operating cash flows to meet other external liquidity needs (such as to make dividend, interest or debt payments) if its insurance subsidiaries can pay dividends or make loans or other distributions to CIGNA, which are subject to various regulatory restrictions.

Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant combined amounts of short-term investments and cash and cash equivalents. However, the demand for funds may exceed available cash if:

o    management uses cash for investment opportunities;
o an insurance or contractholder liability becomes due before related investment assets mature; or
o insurance subsidiaries are unable to distribute cash due to regulatory restrictions.

In those cases, CIGNA's size and diversity provide the flexibility to satisfy liquidity needs through short-term borrowings. At December 31, 1999, CIGNA had approximately $435 million available under committed and uncommitted bank lines of credit.

Cash flows from continuing operations for the year ended December 31 were as follows:

------------------------------------------------------------
(In millions)               1999         1998         1997
------------------------------------------------------------
Operating activities     $ 1,817      $   886      $ 1,455
Investing activities     $ 2,495      $   871      $(1,573)
Financing activities     $(4,213)     $(1,553)     $   677
------------------------------------------------------------

Cash and cash equivalents increased $246 million in 1999 and $154 million in 1998. The increase primarily reflects cash flows from operating and investing activities, substantially offset by cash used in financing activities, as follows:

1999:
----

o Cash flows from investing activities consisted of the $3.45 billion proceeds on the sale of the property and casualty business, partially offset by net investment purchases.
o Cash used in financing activities primarily reflects the payment of dividends on and repurchase of CIGNA's common stock ($3.3 billion), repayment of debt ($284 million) and net withdrawals from contractholder deposit funds ($705 million).

1998:
----

o Cash flows from investing activities consisted of net proceeds of $1.3 billion on the sale of the individual life insurance and annuity business, partially offset by investments of approximately $350 million in international initiatives.
o Cash used in financing activities consisted of payments of dividends on and repurchase of CIGNA's common stock ($1.1 billion) and repayment of debt ($456 million).

Capital Resources

CIGNA's capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) represent funds available for long-term business commitments. Capital resources:

o    provide protection for policyholders;
o furnish the financial strength to support the business of underwriting insurance risks; and
o    facilitate continued business growth.

Senior management and the Board of Directors, guided by regulatory requirements, determine the amount of capital resources that CIGNA must maintain. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.

CIGNA's financial strength provides the capacity and flexibility to raise funds in the capital markets. At December 31, 1999, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.

CIGNA's Board of Directors has authorized a stock repurchase plan. Decisions to repurchase shares depend on market conditions and alternative uses of capital. Under this plan, stock repurchase activity for the year ended December 31 was as follows:

--------------------------------------------------------------------------------
(In millions, except per share amounts)          1999         1998         1997
--------------------------------------------------------------------------------
Shares repurchased                               36.7         12.4          6.3
Cost of shares repurchased                    $ 3,055      $   822      $   340
Average price per share                       $ 83.24      $ 66.29      $ 53.97
--------------------------------------------------------------------------------

From January 1, 2000 through February 23, 2000, an additional 2.4 million shares were repurchased for $189 million. On January 26, 2000, CIGNA's Board of Directors authorized an additional $1 billion of share repurchases. The total remaining authorization as of February 23, 2000 was $1.5 billion.

INVESTMENT ASSETS - CONTINUING OPERATIONS

Information regarding investment assets held by CIGNA is presented below. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 4 and 5 to the Financial Statements and in CIGNA's Form 10-K.

(In millions)
----------------------------------------------------------
                                      As of December 31,
Financial Summary                    1999           1998
----------------------------------------------------------
Fixed maturities                  $22,944        $24,270
Equity securities                     585            477
Mortgage loans                      9,737          9,599
Real estate                           789            733
Other, primarily policy loans       4,240          6,597
----------------------------------------------------------
Total investment assets           $38,295        $41,676
---------------------------------=========================

The 8% decrease in investment assets as of December 31, 1999 is primarily due to:

o a $3.1 billion decline in policy loans on leveraged corporate life insurance policies; and
o a $1.7 billion reduction in the fair value of fixed maturities due to increases in interest rates; partially offset by
o $730 million of short-term investments purchased with proceeds of the sale of the property and casualty business.

A significant portion of CIGNA's investment assets are attributable to experience-rated contracts with policyholders (policyholder contracts). The following table shows, as of December 31, the percentage of investment assets (excluding separate account assets) that policyholder contracts represent:

------------------------------------------------------
                                 1999           1998
------------------------------------------------------
Fixed maturities                  36%            39%
Mortgage loans                    59%            57%
Real estate                       65%            63%
------------------------------------------------------

Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA's net income except under unusual circumstances.

Fixed Maturities

The fair value of investments in fixed maturities (bonds) as of December 31 was as follows:

---------------------------------------------------------
(In millions)                          1999        1998
---------------------------------------------------------
Federal government and agency      $    803    $  1,171
State and local government            1,214       1,081
Foreign government                    1,752       1,538
Corporate                            13,465      13,929
Federal agency mortgage-backed          862       1,503
Other mortgage-backed                 1,720       1,922
Other asset-backed                    3,128       3,126
---------------------------------------------------------
Total                              $ 22,944    $ 24,270
-----------------------------------======================

Additional information regarding fixed maturities follows:

Quality ratings. As of December 31, 1999, $21.4 billion, or 93% of the fixed maturities in CIGNA's investment portfolio were investment grade, and the remaining $1.5 billion were below investment grade (BA and below, or equivalent). Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum. Approximately 21% of CIGNA's below investment grade securities are attributable to policyholder contracts.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. CIGNA has several controls on its participation in private placements. In particular, CIGNA:

o    performs a credit analysis of each issuer;
o    diversifies investments by industry and issuer; and
o requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted.

Because of the higher yields and the inherent risk associated with privately placed investments and below investment grade securities, gains or losses from such investments could significantly affect future results of operations. However, management does not expect such gains or losses to be material to CIGNA's liquidity or financial condition.

Asset-backed securities are debt obligations secured by pools of mortgages, mortgage-backed securities, federal agency securities or corporate debt obligations. CIGNA's investment in asset-backed securities included collateralized mortgage obligations (CMOs) of $1.5 billion at December 31, 1999 and $2.2 billion at December 31, 1998. These investments were carried at fair value, with an amortized cost of $1.6 billion at December 31, 1999, and $2.1 billion at December 31, 1998.

Certain of the CMOs that CIGNA holds are backed by Aaa/AAA-rated federal agencies. Most others have high quality ratings because credit enhancements have been provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies.

CIGNA's CMO holdings are concentrated in securities with limited prepayment, extension and default risk.

Mortgage Loans

CIGNA's mortgage loans are diversified by property type, location and borrower to reduce exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans through the review of loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

Problem and Potential Problem Bonds and Mortgage Loans

Problem bonds and mortgage loans are delinquent or have been restructured as to terms (interest rate or maturity date). Potential problem bonds and mortgage loans are fully current, but management believes they have certain characteristics that increase the likelihood that they will become "problems." CIGNA also considers mortgage loans to be potential problems if:

o    the borrower has requested restructuring; or
o principal or interest payments are past due by more than 30 but fewer than 60 days.

The following table presents problem and potential problem bonds and mortgage loans, and includes amounts attributable to policyholder contracts as of December 31:

----------------------------------------------------
(In millions)                        1999     1998
----------------------------------------------------
Problem bonds, including $14 and
   $3, respectively, related to
   emerging market investments       $151     $108
Potential problem bonds              $ 77     $ 58
Problem mortgage loans               $ 85     $ 98
Potential problem mortgage loans     $149     $ 55
----------------------------------------------------

Real Estate

Investment real estate includes both income-producing property and real estate held for sale. Most of the real estate held for sale in 1999 and 1998 was office buildings and retail facilities in the Central and Middle Atlantic regions that were acquired as a result of foreclosure of mortgage loans.

As of December 31, investment real estate (including amounts attributable to policyholder contracts) and related cumulative write-downs and valuation reserves were as follows:

--------------------------------------------------------
(In millions)                           1999      1998
--------------------------------------------------------
Real estate held for sale               $450      $511
Less cumulative write-downs              100       132
Less valuation reserves                   38        36
                                       -----------------
                                         312       343
                                       -----------------
Real estate held to produce income       523       435
Less cumulative write-downs               46        45
                                       -----------------
                                         477       390
--------------------------------------------------------
Investment real estate                  $789      $733
---------------------------------------=================

At December 31, 1999 and 1998, 60% of the carrying value of the properties acquired through foreclosure were attributable to policyholder contracts.

Summary

CIGNA's investment asset write-downs, non-accruals and changes in valuation reserves were not material to CIGNA's policyholder contracts, results of operations, liquidity or financial condition for the periods presented. CIGNA expects additional investment losses to occur in the normal course of business. However, assuming no significant deterioration in economic conditions, CIGNA does not expect additional losses to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK OF FINANCIAL INSTRUMENTS - CONTINUING OPERATIONS

A portion of CIGNA's assets and liabilities are financial instruments, which are subject to the risk of potential losses from adverse changes in market rates and prices. CIGNA's primary market risk exposures are:

o Interest-rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, international medium-term and domestic and international short- and long-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return.
o Foreign currency exchange rate risk in the U.S. dollar to the Japanese yen, the Canadian dollar, the Chilean peso and the euro. An unfavorable change in exchange rates lowers the carrying value of net assets denominated in foreign currencies.
o Equity price risk for stocks and for reinsurance contract guarantees for variable annuity account values with underlying mutual fund investments. CIGNA's investment in domestic equity securities (which are primarily managed to mirror the S&P 500) was $541 million at December 31, 1999, and $442 million at December 31, 1998. CIGNA held $44 million in international securities at December 31, 1999, and $35 million at December 31, 1998. Substantially all of CIGNA's international securities were issued by entities based in developed countries, such as certain European countries and Japan. Reinsurance contract guarantees for variable annuity account values are based primarily on underlying domestic stock and bond mutual funds (see page 16 for additional information).

CIGNA uses a variety of techniques to manage its exposure to market risk:

o CIGNA generally selects investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of its related insurance and contractholder liabilities so that CIGNA can match the investments to its obligations. Medium-term, fixed rate investments support interest-sensitive, experience-rated and health liabilities (subject to liquidity requirements). Shorter- and longer-term investments support generally shorter- and longer-term life and health claim liabilities. Longer-term investments generally support longer-term, fully guaranteed products--primarily annuities.
o CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies. This substantially limits exchange rate risk to net assets denominated in foreign currencies.
o CIGNA generally uses derivative financial instruments to minimize certain market risks.

See Notes 2(C) and 4(F) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

The following hypothetical examples illustrate the effect of changes in market rates or prices on the fair value of certain financial instruments. Actual results could differ materially because the examples were developed using estimates and assumptions. In addition, the following assets and liabilities are excluded from the hypothetical effects:

o insurance contract liabilities, which represented 53% of CIGNA's total liabilities (excluding separate accounts) at December 31, 1999, and 54% at December 31, 1998; and reinsurance recoverables on unpaid losses, which represented 12% of CIGNA's total assets (excluding separate accounts) at December 31, 1999, and 11% at December 31, 1998, because insurance contracts are excluded from requirements for these disclosures; and
o separate account assets and liabilities (because gains and losses in these accounts generally accrue to policyholders except for amounts invested by CIGNA).

Subject to these exclusions, the hypothetical effects of changes in market rates or prices on the fair values of financial instruments would have been as follows as of December 31:

--------------------------------------------------------------------------------
Market scenario for certain
noninsurance financial
instruments                                          Loss in fair value
                                                1999                    1998
--------------------------------------------------------------------------------
100 basis point increase in
   interest rate                            $1.0 billion            $1.1 billion
10% strengthening in U.S. dollar
   to each foreign currency                 $380 million            $300 million
10% decrease in market prices
   for equity exposures                     $ 70 million            $ 50 million
--------------------------------------------------------------------------------

The effect of an increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

The effect of a strengthening of the U.S. dollar relative to each of the foreign currencies held by CIGNA was estimated as 10% of the U.S. dollar equivalent fair value.

The effect of a decrease in the market prices of all equity securities was estimated as 10% of their fair value.

YEAR 2000

CIGNA Information Systems

CIGNA is highly dependent on automated systems and systems applications in conducting its operations. In particular, CIGNA relies on information technology
(IT) systems for tasks like processing claims, billing, collecting premiums and managing investment activities. CIGNA also relies on non-IT systems, such as telephone, facility management and other systems using embedded computer chips. As of the end of February 2000, CIGNA's systems have not been adversely affected in any material way by the Year 2000 event.

Third-Party Systems

CIGNA has relationships with various third-party entities in the ordinary course of business. For example, CIGNA receives data from clients, hires third-party administrators and banks to perform certain services and bears credit risk on others, such as entities in which it invests. As of the end of February 2000, CIGNA has not been adversely affected in any material way because the systems of any third party were not Year 2000 compliant.

Contingency Plans

CIGNA has historically had security and backup policies and procedures for safeguarding critical corporate data, as well as business continuity plans. It supplemented these policies by developing Year 2000 contingency plans to provide for the continuity of operations in the event of Year 2000 systems failures or the failure of third-party providers to be Year 2000 ready.

Throughout 2000, CIGNA will continue to monitor its systems for any Year 2000-related systems issues that have not yet been identified. However, CIGNA does not expect any Year 2000 problems that would have a material adverse effect on CIGNA's results of operations, liquidity or financial condition.

Cost of Year 2000 Efforts

CIGNA used both internal and external resources to complete its Year 2000 efforts. The after-tax costs of those efforts (including amounts related to discontinued operations) were approximately $35 million in 1999 and $100 million in 1998.

Approximately 60% of total Year 2000 costs are attributable to existing systems resources that were redirected to Year 2000 efforts. The remaining amounts represent incremental costs for Year 2000 efforts. Although certain systems development efforts were deferred in order to address Year 2000 issues, CIGNA does not expect that this deferral will have a significant adverse effect on its results of operations or financial condition.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in CIGNA's filings with the Securities and Exchange Commission and in its reports to shareholders. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those that management expects, depending on the outcome of certain factors. In some cases, CIGNA describes uncertainties when offering a forward-looking statement. Some factors that could cause CIGNA's actual results to differ materially from the forward-looking statements include:

1. increases in medical costs in CIGNA's health care operations, including increased use and costs of medical services;
2. increased medical, administrative or other costs resulting from legislative, regulatory and litigation challenges to CIGNA's health care business (see page 12 for more information);
3. heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.   significant changes in interest rates;
5. significant stock market declines resulting in payments contingent on certain variable annuity account values (see page 16 for more information);
6. significant deterioration in economic conditions, which could have an adverse effect on CIGNA's investments; and
7.   proposals to change federal income taxes.

This list of important factors may not be complete. CIGNA will not update any forward-looking statement that may be made by or on behalf of CIGNA prior to the next required filing with the Securities and Exchange Commission.

Consolidated Statements of Income

---------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
---------------------------------------------------------------------------------------------------
For the years ended December 31,                               1999           1998           1997
---------------------------------------------------------------------------------------------------
Revenues
Premiums and fees                                          $ 15,079       $ 13,456       $ 11,781
Net investment income                                         2,959          3,115          3,598
Other revenues                                                  735            946            483
Realized investment gains                                         8            134             93
                                                           ----------     ----------     ----------
     Total revenues                                          18,781         17,651         15,955
                                                           ----------     ----------     ----------
Benefits, Losses and Expenses
Benefits, losses and settlement expenses                     12,522         11,614         10,809
Policy acquisition expenses                                     251            201            257
Other operating expenses                                      4,789          3,978          3,661
                                                           ----------     ----------     ----------
     Total benefits, losses and expenses                     17,562         15,793         14,727
                                                           ----------     ----------     ----------
Income From Continuing Operations Before Income Taxes         1,219          1,858          1,228
                                                           ----------     ----------     ----------
Income taxes (benefits):
   Current                                                      473            839            462
   Deferred                                                      47           (167)           (46)
                                                           ----------     ----------     ----------
     Total taxes                                                520            672            416
                                                           ----------     ----------     ----------
Income From Continuing Operations                               699          1,186            812
                                                           ----------     ----------     ----------
Discontinued Operations
Income (loss) from operations, net of taxes                     (28)           106            274
Gain on sale, net of taxes                                    1,194             --             --
                                                           ----------     ----------     ----------
Income From Discontinued Operations                           1,166            106            274
                                                           ----------     ----------     ----------
Income Before Cumulative Effect of Accounting Change          1,865          1,292          1,086
Cumulative Effect of Accounting Change, Net of Taxes            (91)            --             --
                                                           ----------     ----------     ----------
Net Income                                                 $  1,774       $  1,292       $  1,086
---------------------------------------------------------==========================================
Basic Earnings Per Share
Income from continuing operations                          $   3.59       $   5.62       $   3.69
Income from discontinued operations                            5.99           0.50           1.24
---------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change           9.58           6.12           4.93
Cumulative effect of accounting change, net of taxes          (0.46)            --             --
---------------------------------------------------------------------------------------------------
Net income                                                 $   9.12       $   6.12       $   4.93
---------------------------------------------------------==========================================
Diluted Earnings Per Share
Income from continuing operations                          $   3.54       $   5.56       $   3.65
Income from discontinued operations                            5.91           0.49           1.23
---------------------------------------------------------------------------------------------------
Income before cumulative effect of
   accounting change                                           9.45           6.05           4.88
Cumulative effect of accounting change, net of taxes          (0.46)            --             --
---------------------------------------------------------------------------------------------------
Net income                                                 $   8.99       $   6.05       $   4.88
---------------------------------------------------------==========================================

The Notes to Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
----------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                      1999                    1998
----------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed maturities, at fair value (amortized cost, $23,111; $22,663)               $ 22,944                $ 24,270
   Equity securities, at fair value (cost, $286; $249)                                   585                     477
   Mortgage loans                                                                      9,737                   9,599
   Policy loans                                                                        3,079                   6,185
   Real estate                                                                           789                     733
   Other long-term investments                                                           211                     170
   Short-term investments                                                                950                     242
                                                                                    ----------              ----------
       Total investments                                                              38,295                  41,676
Cash and cash equivalents                                                              2,232                   1,986
Accrued investment income                                                                500                     617
Premiums, accounts and notes receivable                                                2,475                   2,481
Reinsurance recoverables                                                               6,768                   6,666
Deferred policy acquisition costs                                                        927                     730
Property and equipment                                                                   715                     701
Deferred income taxes                                                                  1,156                   1,034
Other assets                                                                             517                     750
Goodwill and other intangibles                                                         1,955                   2,090
Separate account assets                                                               39,793                  34,808
Net assets of discontinued operations                                                     --                   2,351
----------------------------------------------------------------------------------------------------------------------
   Total assets                                                                     $ 95,333                $ 95,890
-----------------------------------------------------------------------------------===================================
Liabilities
Contractholder deposit funds                                                        $ 26,599                $ 30,607
Unpaid claims and claim expenses                                                       4,135                   3,392
Future policy benefits                                                                12,625                  12,510
Unearned premiums                                                                        674                     589
                                                                                    ----------              ----------
   Total insurance and contractholder liabilities                                     44,033                  47,098
Accounts payable, accrued expenses and other liabilities                               4,552                   4,385
Short-term debt                                                                           57                     272
Long-term debt                                                                         1,359                   1,428
Separate account liabilities                                                          39,183                  34,430
----------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                  89,184                  87,613
----------------------------------------------------------------------------------------------------------------------
Contingencies - Note 17
Shareholders' Equity
Common stock (shares issued, 267; 265)                                                    67                      66
Additional paid-in capital                                                             2,825                   2,719
Net unrealized appreciation (depreciation), fixed maturities            $    (36)               $    750
Net unrealized appreciation, equity securities                               184                     206
Net translation of foreign currencies                                         18                    (114)
                                                                        ----------              ----------
Accumulated other comprehensive income                                                   166                     842
Retained earnings                                                                      8,290                   6,746
Less treasury stock, at cost                                                          (5,199)                 (2,096)
----------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                          6,149                   8,277
----------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                       $ 95,333                $ 95,890
-----------------------------------------------------------------------------------===================================
Shareholders' Equity Per Share                                                      $  36.24                $  40.25
-----------------------------------------------------------------------------------===================================

The Notes to Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in
Shareholders' Equity

---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                            1999                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------
                                                    Compre-     Share-     Compre-     Share-     Compre-        Share-
                                                    hensive   holders'     hensive   holders'     hensive      holders'
                                                     Income     Equity      Income     Equity      Income        Equity
---------------------------------------------------------------------------------------------------------------------------
Common Stock, beginning of year                                 $    66                 $    66                 $    66
     Issuance of common stock for employee
        benefit plans                                                 1                      --                      --
---------------------------------------------------------------------------------------------------------------------------
Common Stock, end of year                                            67                      66                      66
---------------------------------------------------------------------------------------------------------------------------
Additional Paid-In Capital, beginning
   of year                                                        2,719                   2,655                   2,594
     Issuance of common stock for employee
        benefit plans                                               106                      64                      61
---------------------------------------------------------------------------------------------------------------------------
Additional Paid-In Capital, end of year                           2,825                   2,719                   2,655
---------------------------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive
   Income, beginning of year                                        842                     758                     582
     Net unrealized appreciation (depreciation),
        fixed maturities                            $  (786)       (786)    $    (2)         (2)    $   213         213
     Net unrealized appreciation (depreciation),
        equity securities                               (22)        (22)         74          74          44          44
                                                    ---------               ---------               ---------
     Net unrealized appreciation (depreciation)
        on investments                                 (808)                     72                     257
     Net translation of foreign currencies              132         132          12          12         (81)        (81)
                                                    ---------               ---------               ---------
     Other comprehensive income (loss)                 (676)                     84                     176
---------------------------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Income,
   end of year                                                      166                     842                     758
---------------------------------------------------------------------------------------------------------------------------
Retained Earnings, beginning of year                              6,746                   5,696                   4,855
     Net income                                       1,774       1,774       1,292       1,292       1,086       1,086
     Common dividends declared
        (per share: $1.20; $1.15; $1.11)                           (230)                   (242)                   (245)
---------------------------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                    8,290                   6,746                   5,696
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock, beginning of year                                (2,096)                 (1,243)                   (889)
     Repurchase of common stock                                  (3,055)                   (822)                   (340)
     Other treasury stock transactions, net                         (48)                    (31)                    (14)
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock, end of year                                      (5,199)                 (2,096)                 (1,243)
---------------------------------------------------------------------------------------------------------------------------
Total Comprehensive Income and
   Shareholders' Equity                             $ 1,098     $ 6,149     $ 1,376     $ 8,277     $ 1,262     $ 7,932
---------------------------------------------------========================================================================

The Notes to Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------
(In millions)
-------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                             1999         1998         1997
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income from continuing operations                                         $   699      $ 1,186      $   812
Adjustments to reconcile income from continuing operations
   to net cash provided by (used in) operating activities:
       Insurance liabilities                                                1,151          764          676
       Reinsurance recoverables                                               (99)        (159)          (2)
       Deferred policy acquisition costs                                     (133)        (120)        (210)
       Premiums, accounts and notes receivable                               (420)        (338)          46
       Accounts payable, accrued expenses, other
         liabilities and current income taxes                                  87           92          280
       Deferred income taxes                                                   47         (167)         (46)
       Realized investment gains                                               (8)        (134)         (93)
       Depreciation and goodwill amortization                                 225          218          179
       Gain on sale of businesses (excluding discontinued operations)        (163)        (418)          --
       Charge attributable to Brazilian investments                           478           --           --
       Other, net                                                             (47)         (38)        (187)
                                                                          ---------    ---------    ---------
       Net cash provided by operating activities of
         continuing operations                                              1,817          886        1,455
                                                                          ---------    ---------    ---------
Cash Flows from Investing Activities
Proceeds from investments sold:
       Fixed maturities                                                     3,033        3,395        1,962
       Equity securities                                                      107          137           82
       Mortgage loans                                                         810        1,271          861
       Other (primarily short-term investments)                             3,433        1,003        1,669
Investment maturities and repayments:
       Fixed maturities                                                     2,773        3,213        2,765
       Mortgage loans                                                         466          470          634
Investments purchased:
       Fixed maturities                                                    (5,925)      (5,903)      (6,088)
       Equity securities                                                     (119)         (64)         (74)
       Mortgage loans                                                      (1,511)      (1,851)      (1,527)
       Other (primarily short-term investments)                            (3,692)      (1,349)        (284)
Sale of property and casualty business                                      3,450           --           --
Sale of individual life insurance and annuity business,
   net proceeds                                                                --        1,296           --
Healthsource acquisition, net cash used                                        --           --       (1,305)
Other acquisitions and dispositions, net cash provided (used)                 107         (336)        (111)
Other, net                                                                   (437)        (411)        (157)
                                                                          ---------    ---------    ---------
       Net cash provided by (used in) investing activities
         of continuing operations                                           2,495          871       (1,573)
                                                                          ---------    ---------    ---------
Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds              7,585        7,050        7,641
Withdrawals and benefit payments from contractholder deposit funds         (8,290)      (7,097)      (7,043)
Net change in short-term debt                                                (257)        (348)         358
Issuance of long-term debt                                                     --           --          600
Repayment of long-term debt                                                   (27)        (108)        (318)
Repurchase of common stock                                                 (3,028)        (833)        (335)
Issuance of common stock                                                       42           26           19
Common dividends paid                                                        (238)        (243)        (245)
                                                                          ---------    ---------    ---------
       Net cash provided by (used in) financing activities
         of continuing operations                                          (4,213)      (1,553)         677
                                                                          ---------    ---------    ---------
Effect of foreign currency rate changes on cash and cash equivalents            9           22          (12)
Net cash (to) from discontinued operations                                    138          (72)         380
-------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                     246          154          927
Cash and cash equivalents, beginning of year                                1,986        1,832          905
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $ 2,232      $ 1,986      $ 1,832
-------------------------------------------------------------------------====================================
Supplemental Disclosure of Cash Information:
       Income taxes paid, net of refunds                                  $   511      $   843      $   620
       Interest paid                                                      $   116      $   128      $   123
-------------------------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

Note 1 -- Description of Business

CIGNA Corporation's subsidiaries provide group life and health insurance, managed care products and related services, and retirement and investment products and services. CIGNA operates throughout the United States and in selected international locations.

Note 2 -- Summary of Significant Accounting Policies

A.   Basis of Presentation
     ---------------------

The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries, which are referred to collectively as "CIGNA."

These consolidated financial statements were prepared in conformity with generally accepted accounting principles. Amounts recorded in the financial statements reflect management's estimates and assumptions about medical costs, interest rates and other factors. Significant estimates are discussed in these Notes.

Results of the property and casualty business are now reported as discontinued operations because CIGNA sold that business in July (discussed in Note 3). Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations. Certain other reclassifications have been made to prior years' amounts to conform to the 1999 presentation.

B.   Recent Accounting Pronouncements
     --------------------------------

Insurance-related assessments. CIGNA adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," as of January 1, 1999. Issued by the American Institute of Certified Public Accountants, this SOP guides companies in measuring and recording liabilities for insolvency fund and other insurance-related assessments, such as workers' compensation second injury funds, medical risk pools and charges for operating expenses of state regulatory bodies. The cumulative effect of adopting the SOP was a $91 million ($140 million pre-tax) reduction in CIGNA's net income. Most of this effect resulted from the property and casualty business, which has been sold and is reported as discontinued operations.

Internal use software. In 1999, CIGNA adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP specifies the types of costs that must be capitalized and amortized over the software's expected useful life and the types of costs that must be immediately recognized as expense. Implementation of this SOP did not have a material effect on results of operations, liquidity or financial condition. The effect of this pronouncement in future periods will vary based on the level of software development costs incurred.

Derivative instruments and hedging activities. In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives that hedge market risk related to future cash flows, in accumulated other comprehensive income. Companies are required to implement SFAS No. 133 by the first quarter of 2001, showing the cumulative effect of adoption in net income and accumulated other comprehensive income. CIGNA has not determined whether it will adopt these changes before the required implementation date or what their effect will be.

C.   Financial Instruments
     ---------------------

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments include investments (such as fixed maturities and equity securities), short- and long-term debt, and off-balance-sheet instruments (such as investment and loan commitments and financial guarantees). These instruments may change in value due to interest rate and market fluctuations, and most have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements (such as fixed maturities and equity securities) are carried in the financial statements at amounts that approximate fair value. At the end of 1999 and 1998, the fair values of mortgage loans, contractholder deposit funds (non-insurance products), and long-term debt were not materially different from their carrying amounts. Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of liabilities for contractholder deposit funds using the amount payable on demand and, for those deposit funds not payable on demand, using discounted cash flow analyses. In many cases, an estimate of the fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

D.   Investments
     -----------

CIGNA's accounting policies for investment assets are discussed below.

Fixed maturities and mortgage loans. Investments in fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. These investments are classified as available for sale and are carried at fair value. Fixed maturities are considered impaired, and amortized cost is written down to fair value, when management expects a decline in value to persist.

Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the fair value of the underlying collateral. Mortgage loans are considered impaired when it is probable that CIGNA will not collect all amounts due according to the terms of the loan agreement.

When an investment is current, CIGNA recognizes interest income when it is earned. CIGNA stops recognizing interest income on fixed maturities and mortgage loans when they are delinquent or restructured for troubled borrowers to modify basic financial terms, such as to reduce the interest rate or extend the maturity date. Net investment income on these investments is recognized only when payment is received.

Real estate. Investment real estate can be held to produce income or for sale.

CIGNA carries real estate held to produce income at depreciated cost less any write-downs to fair value due to impairment. Depreciation is generally calculated using the straight-line method based on the estimated useful life of each asset.

CIGNA acquires most real estate held for sale through foreclosure of mortgage loans. At the time of foreclosure, properties are valued at fair value less estimated costs to sell, and are reclassified from mortgage loans to real estate held for sale. After foreclosure, these investments are carried at the lower of fair value at foreclosure or current fair value less estimated costs to sell, and are no longer depreciated. Valuation reserves reflect changes in fair value after foreclosure. CIGNA rehabilitates, re-leases and sells foreclosed properties held for sale, a process that usually takes from two to four years unless management considers a near-term sale preferable.

CIGNA uses several methods to determine the fair value of real estate, but relies primarily on discounted cash flow analyses and, in some cases, third-party appraisals.

Equity securities and short-term investments. CIGNA classifies equity securities and short-term investments as available for sale and carries them at fair value, which for short-term investments approximates cost. Equity securities include common and non-redeemable preferred stocks.

Policy loans. Policy loans are carried at unpaid principal balances.

Investment gains and losses. Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves and are based on specifically identified assets. CIGNA's net income does not include gains and losses on investment assets related to experience-rated pension policyholders' contracts and participating life insurance policies (policyholder share) because these amounts generally accrue to the policyholders.

Unrealized gains and losses on investments carried at fair value are included in accumulated other comprehensive income, net of policyholder share and deferred income taxes.

Derivative financial instruments. Note 4(F) discusses CIGNA's accounting policies for derivative financial instruments.

E.   Cash and Cash Equivalents
     -------------------------

Cash equivalents consist of short-term investments that mature in three months or less at the time of purchase.

F.   Reinsurance Recoverables
     ------------------------

Reinsurance recoverables are estimates of amounts that CIGNA will receive from reinsurers. Allowances are established for amounts owed to CIGNA under reinsurance contracts that management believes will not be received.

G.   Deferred Policy Acquisition Costs
     ---------------------------------

Acquisition costs consist of commissions, premium taxes and other costs that CIGNA incurs to acquire new business. Acquisition costs for:

o Contractholder deposit funds and universal life products are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.
o Annuity and other individual life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods.
o    Other products are expensed as incurred.

Management estimates future revenues less expected claims on products that carry deferred policy acquisition costs. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense.

H.   Property and Equipment
     ----------------------

Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. CIGNA calculates depreciation principally using the straight-line method based on the estimated useful life of each asset. Accumulated depreciation was $877 million at December 31, 1999, and $853 million at December 31, 1998.

I.   Other Assets
     ------------

Other assets consist primarily of various insurance-related assets.

J.   Goodwill and Other Intangibles
     ------------------------------

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Other intangible assets primarily represent purchased customer lists and provider contracts.

CIGNA amortizes goodwill and other intangibles on a straight-line basis over periods ranging from five to 40 years. Management revises amortization periods if it believes there has been a change in the length of time that the intangibles will continue to have value. Accumulated amortization was $317 million at December 31, 1999, and $244 million at December 31, 1998.

For businesses that have recorded goodwill, management analyzes historical and estimated future income or undiscounted cash flows. If such results are lower than the amount recorded as goodwill, CIGNA reduces goodwill and records an expense.

K.   Separate Accounts
     -----------------

Separate account assets and liabilities are policyholder funds maintained in accounts with specific investment objectives. These accounts are carried at market value. The investment income, gains and losses of these accounts generally accrue to the policyholders and are not included in CIGNA's revenues and expenses.

L.   Contractholder Deposit Funds
     ----------------------------

Liabilities for contractholder deposit funds include deposits received from customers for investment-related and universal life products and investment earnings on their fund balances. These liabilities are adjusted to reflect administrative charges, policyholder share of unrealized appreciation or depreciation on investment assets and, for universal life fund balances, mortality charges.

M.   Unpaid Claims and Claim Expenses
     --------------------------------

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under health coverages for reported claims and for losses incurred but not yet reported. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. When estimates change, CIGNA records the adjustment in benefits, losses and settlement expenses.

N.   Future Policy Benefits
     ----------------------

Future policy benefits are liabilities for estimated future obligations under traditional life and health policies and annuity products currently in force. Management develops these estimates using premium assumptions for group annuity policies and assumes receipt of premiums until benefits are paid for individual life policies. These estimation techniques rely on assumptions as to future investment yield, mortality and withdrawals that allow for adverse deviation.

Future policy benefits for individual life insurance and annuity policies are computed using interest rate assumptions that generally decline over the first 20 years and range from 2% to 11%. Mortality, morbidity and withdrawal assumptions are based on either CIGNA's own experience or actuarial tables.

O.   Unearned Premiums
     -----------------

Premiums for group life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. The unrecognized portion of these premiums is recorded as unearned premiums.

P.   Other Liabilities
     -----------------

Other liabilities consist principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and guaranty fund assessments that management can reasonably estimate.

Q.   Translation of Foreign Currencies
     ---------------------------------

CIGNA's foreign operations primarily use the local currencies as their functional currencies. CIGNA uses exchange rates as of the balance sheet date to translate assets and liabilities.

The translation gain or loss on functional currencies, net of applicable taxes, is generally reflected in accumulated other comprehensive income. CIGNA uses average exchange rates during the year to translate revenues and expenses.

R.   Premiums and Fees, Revenues and Related Expenses
     ------------------------------------------------

Premiums for group life, accident and health insurance and prepaid health coverages are recognized as revenue on a pro rata basis over the contract period. Benefits, losses and settlement expenses are recognized when incurred. Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.

Revenue for investment-related products is recognized as follows:

o Net investment income on assets supporting investment-related products is recognized as earned.
o Contract fees, which are based upon related administrative expenses, are assessed against the customer's fund balance ratably over the contract year.

Benefit expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions.

Revenue for universal life products is recognized as follows:

o Net investment income on assets supporting universal life products is recognized as earned.
o   Fees for mortality are recognized ratably over the policy year.
o   Administration fees are recognized as services are provided.
o   Surrender charges are recognized as earned.

Benefit expenses for universal life products consist of benefit claims in excess of policyholder account balances which are recognized when filed, and amounts credited in accordance with contract provisions.

S.   Participating Business
     ----------------------

CIGNA's participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA's life insurance subsidiaries. Participating insurance in force accounted for approximately 6% of CIGNA's total life insurance in force at the end of 1999, 1998 and 1997.

T.   Income Taxes
     ------------

CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return. The consolidated group is segregated into subgroups of life insurance and non-life insurance companies.

Consolidation of these subgroups for tax purposes is subject to statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

CIGNA's foreign subsidiaries file tax returns in accordance with applicable foreign law. Tax returns for domestic subsidiaries owning those foreign affiliates include taxable income and credits for taxes paid by those foreign affiliates.

CIGNA generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes (temporary differences).

Note 9 contains detailed information about CIGNA's income taxes.

Note 3 -- Acquisitions and Dispositions

CIGNA conducts regular strategic and financial reviews of its businesses so that capital is used effectively. As a result of these reviews, CIGNA may acquire or dispose of assets, subsidiaries or lines of business. Significant transactions for 1999, 1998 and 1997 are described below.

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion. In 1999, CIGNA began reporting this business as discontinued operations and reclassified prior year financial information.

Summarized financial data for the discontinued operations are outlined below:

---------------------------------------------------------------------------------
(In millions)                                 1999           1998          1997
---------------------------------------------------------------------------------

Income Statement Data

Revenues                                  $  1,863       $  3,850      $  4,161
                                          ----------     ----------    ----------
Income (loss) before income taxes
   (benefits)                                  (48)           152           422
Income taxes (benefits)                        (20)            46           148
                                          ----------     ----------    ----------
Income (loss) from operations                  (28)           106           274
Gain on sale, net of taxes of $1,152         1,194             --            --
---------------------------------------------------------------------------------
Income from discontinued operations       $  1,166       $    106      $    274
-----------------------------------------========================================

----------------------------------------------------
                                      December 31,
(In millions)                                 1998
----------------------------------------------------
Balance Sheet Data
Invested assets                           $  9,031
Reinsurance recoverables                     6,470
Other assets                                 6,240
                                          ----------
Total assets                                21,741
                                          ----------

Insurance liabilities                       16,494
Other liabilities                            2,896
                                          ----------
Total liabilities                           19,390
----------------------------------------------------
Net assets                                $  2,351
-----------------------------------------===========

Accumulated other comprehensive income associated with the discontinued operations was $222 million as of December 31, 1998. The gain on the sale reflects the recognition of after-tax foreign currency translation losses of $139 million (net of tax benefits of $80 million) and net unrealized appreciation on securities of $163 million (net of taxes of $65 million).

Brazilian investments. During the third quarter of 1999, CIGNA completed a review of its Brazilian operations, including analyses of future estimated cash flows. These operations consist primarily of a health care operation and a managed health care business. After completing this review, CIGNA decided to withdraw from the health care operation but will continue to operate the managed health care business. As a result, CIGNA recorded an aggregate after-tax charge of $400 million, consisting of the following items:

o $305 million for the carrying value of the health care operation from which CIGNA is withdrawing, certain loans guaranteed by CIGNA and exit costs; and
o   $95 million for impairment of other investments, primarily goodwill.

The charge includes the recognition of foreign currency translation losses of $89 million (net of a tax benefit of $48 million).

CIGNA's withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Sale of partial interest in Japanese life insurance operation. In April 1999, CIGNA sold a 29% interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd., reducing CIGNA's ownership interest to 61%. Proceeds of the sale were $105 million. CIGNA reported the $43 million after-tax gain on this sale in the International Life, Health and Employee Benefits segment.

Sale of individual life insurance and annuity business. As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million. Of this amount, $202 million was recognized when the sale was completed in 1998. The remaining gain was deferred because the principal agreement to sell this business was an indemnity reinsurance arrangement. The deferred portion is being recognized at the rate that earnings from the sold business would have been expected to emerge, primarily over 15 years on a declining basis. CIGNA recognized $62 million of the deferred gain in 1999 and $66 million of the deferred gain in 1998.

As part of the sale, CIGNA transferred invested assets of $5.4 billion and various other assets and liabilities, and recorded a reinsurance recoverable of $5.8 billion for insurance liabilities retained.

In 1997, revenues for the sold business were $972 million and net income was $102 million.

Acquisition of Healthsource, Inc. On June 25, 1997, CIGNA acquired the outstanding common stock of Healthsource, Inc. The total cost of the acquisition, which was accounted for as a purchase, was $1.7 billion, including $1.4 billion for the Healthsource common stock and $250 million to repay outstanding Healthsource debt. The acquisition was financed by issuing $600 million in long-term debt supplemented by short-term debt and CIGNA's operating cash flows.

Healthsource's results of operations are included in the accompanying consolidated financial statements from the date that CIGNA acquired Healthsource. Healthsource's 1997 revenues prior to that date were $971 million. CIGNA's net income would not have changed significantly if CIGNA had acquired Healthsource at the beginning of 1997.

CIGNA amortizes goodwill and intangible assets of $1.5 billion associated with the Healthsource acquisition on a straight-line basis over periods ranging from eight to 40 years.

Note 4 -- Investments

A.   Fixed Maturities
     ----------------

The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, were as follows at December 31, 1999:

-----------------------------------------------------------------------
(In millions)                                   Amortized      Fair
                                                   Cost        Value
-----------------------------------------------------------------------
Due in one year or less                          $ 1,422      $ 1,417
Due after one year through five years              6,189        6,204
Due after five years through ten years             6,173        6,131
Due after ten years                                3,379        3,482
Mortgage- and other asset-backed securities        5,948        5,710
-----------------------------------------------------------------------
Total                                            $23,111      $22,944
------------------------------------------------=======================

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities, including policyholder share, by type of issuer was as follows:

------------------------------------------------------------------------------------
                                  December 31, 1999
------------------------------------------------------------------------------------
                             Amortized      Unrealized     Unrealized      Fair
(In millions)                Cost           Appreciation   Depreciation    Value
------------------------------------------------------------------------------------
Federal government
   and agency                $   662        $   146        $    (5)        $   803
State and local
   government                  1,259             12            (57)          1,214
Foreign government             1,664            107            (19)          1,752
Corporate                     13,578            302           (415)         13,465
Federal agency
   mortgage-backed               860             12            (10)            862
Other mortgage-backed          1,776             17            (73)          1,720
Other asset-backed             3,312             21           (205)          3,128
------------------------------------------------------------------------------------
Total                        $23,111        $   617        $  (784)        $22,944
-----------------------------=======================================================


------------------------------------------------------------------------------------
                                  December 31, 1998
------------------------------------------------------------------------------------
Federal government
   and agency                $   721        $   451        $    (1)        $ 1,171
State and local
   government                  1,033             49             (1)          1,081
Foreign government             1,424            150            (36)          1,538
Corporate                     13,140            970           (181)         13,929
Federal agency
   mortgage-backed             1,450             55             (2)          1,503
Other mortgage-backed          1,875             58            (11)          1,922
Other asset-backed             3,020            130            (24)          3,126
------------------------------------------------------------------------------------
Total                        $22,663        $ 1,863        $  (256)        $24,270
----------------------------========================================================

At December 31, 1999, CIGNA had commitments to purchase $46 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds, bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. CIGNA expects to disburse approximately 80% of the committed amount in 2000.

B.   Mortgage Loans and Real Estate
     ------------------------------

CIGNA's mortgage loans and real estate investments are diversified by property type and location. Mortgage loans are also diversified by borrower. These loans, which are secured by the related property, are generally made at less than 75% of the property's value.

At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

-----------------------------------------------------
(In millions)                     1999         1998
-----------------------------------------------------
Mortgage loans                 $ 9,737      $ 9,599
                               ---------    ---------
Real estate:
   Held for sale                   312          343
   Held to produce income          477          390
                               ---------    ---------
Total real estate                  789          733
-----------------------------------------------------
Total                          $10,526      $10,332
------------------------------=======================

At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

--------------------------------------------------
(In millions)                  1999         1998
--------------------------------------------------
Property type:
   Retail facilities        $ 3,290      $ 3,412
   Office buildings           4,351        4,049
   Apartment buildings        1,327        1,434
   Industrial                   789          692
   Hotels                       510          468
   Other                        259          277
--------------------------------------------------
Total                       $10,526      $10,332
---------------------------=======================
Geographic region:
   Central                  $ 2,914      $ 3,279
   Pacific                    2,525        2,273
   Middle Atlantic            1,753        1,590
   South Atlantic             1,711        1,516
   New England                  973        1,065
   Other                        650          609
--------------------------------------------------
Total                       $10,526      $10,332
---------------------------=======================

Mortgage loans. At December 31, 1999, scheduled mortgage loan maturities were as follows (in billions): $1.1 in 2000, $0.9 in 2001, $1.2 in 2002, $1.7 in 2003,
$1.3 in 2004, and $3.5 thereafter.

Actual maturities could differ from contractual maturities for several reasons. Borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

At December 31, 1999, CIGNA had commitments to extend credit under commercial mortgage loan agreements of approximately $122 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. CIGNA expects to disburse the committed amounts in 2000.

At December 31, impaired mortgage loans and valuation reserves were as follows:

---------------------------------------------------------
(In millions)                          1999        1998
---------------------------------------------------------
Impaired loans with no valuation
   reserves                           $ 188       $ 133
Impaired loans with valuation
   reserves                              57          26
                                      -------     -------
Total impaired loans                    245         159
Less valuation reserves                 (11)         (6)
---------------------------------------------------------
Net impaired loans                    $ 234       $ 153
-------------------------------------====================

During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

---------------------------------------------------------
(In millions)                            1999      1998
---------------------------------------------------------
Reserve balance - January 1              $  6      $ 50
Transfers to foreclosed real estate        --       (26)
Charge-offs upon sales                     --        (9)
Net change in valuation reserves            5        (9)
---------------------------------------------------------
Reserve balance - December 31            $ 11      $  6
-----------------------------------------================

Impaired mortgage loans, before valuation reserves, averaged approximately $187 million in 1999, and $294 million in 1998. Interest income recorded and cash received on impaired loans were approximately $20 million in 1999 and $12 million in 1998.

During 1999, CIGNA refinanced approximately $99 million of its mortgage loans at current market rates for borrowers unable to obtain alternative financing, compared to $135 million in 1998.

Real estate. During 1999, non-cash investing activities included $13 million of real estate acquired through foreclosure of mortgage loans, compared to $37 million for 1998 and $85 million for 1997. The total of valuation reserves and cumulative write-downs related to real estate, including policyholder share, was $184 million at the end of 1999, compared to $213 million at the end of 1998. Net investment income from real estate held for sale was $11 million for 1999 and $9 million for 1998. Write-downs upon foreclosure and changes in valuation reserves were not material for 1999 or 1998.

C.   Short-Term Investments and Cash Equivalents
     -------------------------------------------

Short-term investments and cash equivalents were primarily debt securities--principally federal government bonds of $1.1 billion and corporate securities of $1.3 billion at December 31, 1999. CIGNA held $314 million in federal government bonds and $1.2 billion in corporate securities at December 31, 1998.

D.   Net Unrealized Appreciation (Depreciation) on Investments
     ---------------------------------------------------------

Unrealized appreciation (depreciation) on investments carried at fair value at December 31 was as follows:

--------------------------------------------------------------
(In millions)                             1999          1998
--------------------------------------------------------------
Unrealized appreciation:
   Fixed maturities                    $   617       $ 1,863
   Equity securities                       310           241
                                       ---------     ---------
                                           927         2,104
                                       ---------     ---------
Unrealized depreciation:
   Fixed maturities                       (784)         (256)
   Equity securities                       (11)          (13)
                                       ---------     ---------
                                          (795)         (269)
                                       ---------     ---------
                                           132         1,835
Less policyholder-related amounts          (93)          897
                                       ---------     ---------
Shareholder net unrealized
   appreciation                            225           938
Less deferred income taxes                  77           327
                                       ---------     ---------
Net unrealized appreciation of
   continuing operations                   148           611
Net unrealized appreciation
   included in net assets of
   discontinued operations                  --           345
--------------------------------------------------------------
Net unrealized appreciation            $   148       $   956
--------------------------------------========================

Changes in net unrealized appreciation (depreciation) on investments, including discontinued operations, for the year ended December 31 were as follows:

--------------------------------------------------------------------------
(In millions)                                1999        1998       1997
--------------------------------------------------------------------------
Unrealized appreciation
   (depreciation) on investments held       $(916)      $ 366      $ 495
Less taxes (benefits)                        (321)        129        176
                                           --------     -------    -------
Unrealized appreciation
   (depreciation), net of taxes              (595)        237        319
                                           --------     -------    -------
Gains realized in net income                  305         254         95
Less taxes                                     92          89         33
                                           --------     -------    -------
Gains realized in net income,
   net of taxes                               213         165         62
--------------------------------------------------------------------------
Changes in net unrealized
   appreciation (depreciation)              $(808)      $  72      $ 257
-------------------------------------------===============================


E.   Non-Income Producing Investments
     --------------------------------

At December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding 12 months were as follows:

-------------------------------------------------
(In millions)                    1999      1998
-------------------------------------------------
Fixed maturities                 $  9      $ 23
Mortgage loans                      1         2
Real estate                        76        68
Other long-term investments        31         6
-------------------------------------------------
Total                            $117      $ 99
---------------------------------================

F.   Derivative Financial Instruments
     --------------------------------

CIGNA's investment strategy is to manage the characteristics of investment assets--such as duration, yield, currency, and liquidity--to reflect the varying characteristics of the related insurance and contractholder liabilities. In implementing its investment strategy, CIGNA substantially limits its use of derivative instruments to hedging applications designed to minimize interest rate, foreign currency and equity price risks. The effects of derivatives were not material for 1999, 1998 or 1997.

Hedge accounting treatment. Accounting rules provide that companies may only use hedge accounting when it is probable that there will be a high correlation between the changes in fair value or cash flow of a derivative instrument and the changes in fair value or cash flow of the related hedged asset or liability. These changes are recognized together in net income and generally offset each other.

When hedge accounting treatment does not apply, CIGNA records the derivative at fair value. Changes in fair value are then recognized in net income, or in contractholder liabilities for certain derivatives associated with experience-rated pension policyholders.

Credit risk. CIGNA routinely monitors exposure to credit risk associated with swap and option contracts, and diversifies the portfolio among approved dealers of high credit quality to minimize risk.

Derivative instruments used. The table below presents information about the nature and accounting treatment of CIGNA's derivative financial instruments, and includes their underlying notional amounts (in millions) at December 31:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Notional
Instrument     Risk Hedged                Purpose                    Cash Flows               Accounting Policy        Amounts
                                                                                                                          1999
                                                                                                                          1998
--------------------------------------------------------------------------------------------------------------------------------
Swaps          Interest rate and          CIGNA hedges the           CIGNA periodically       Fair value is               $359
               foreign currency risk      interest or foreign        exchanges cash flow      reported currently
                                          currency cash flows        differences between      in fixed maturities         $368
                                          of fixed maturities        variable and fixed       and net interest
                                          to match associated        interest rates or        cash flows are
                                          liabilities                between two              reported in net
                                          (currency swaps are        currencies for both      investment income.
                                          primarily Canadian         principal and
                                          dollars, pounds            interest.
                                          sterling, Swiss
                                          francs and euros).
--------------------------------------------------------------------------------------------------------------------------------
Forward        Interest rate risk         CIGNA hedges fair          CIGNA periodically       Fair value is             $1,793
Swaps                                     value changes of           exchanges the            reported currently
                                          fixed maturity and         difference between       in long-term                  --
                                          mortgage loan              variable and fixed       investments, with
                                          investments held           rate asset cash          changes in
                                          primarily for              flows, beginning at      contractholder
                                          experience-rated           a future date.           deposit funds.
                                          pension
                                          policyholders.
                                          --------------------------------------------------------------------------------------
                                          CIGNA hedges fair          CIGNA terminates the   Fair value is                 $288
                                          value changes of           swap and receives or   recorded in
                                          fixed maturity and         pays the resulting     investments                     --
                                          mortgage loan              gain or loss when      purchased when swaps
                                          investments to be          investments are        are terminated, and
                                          purchased.                 purchased.             is amortized to net
                                                                                            investment income or
                                                                                            reported in full as
                                                                                            realized gains or
                                                                                            losses if
                                                                                            investments are
                                                                                            sold.
--------------------------------------------------------------------------------------------------------------------------------
Written and    Primarily equity risk      CIGNA writes               CIGNA receives         Fair values are            Written
Purchased                                 reinsurance                (pays) an up-front     reported currently          $2,275
Options                                   contracts to               fee and will           in other liabilities
                                          minimize customers'        periodically pay       and other assets,           $1,087
                                          market risks and           (receive)              with changes
                                          purchases                  unfavorable changes    reported in other      -----------
                                          reinsurance                in variable annuity    revenues or other        Purchased
                                          contracts to               account values based   operating expenses.         $1,822
                                          minimize the market        on underlying mutual
                                          risks assumed. These       funds when account                                   $872
                                          contracts are              holders elect to
                                          accounted for as           receive minimum
                                          written and                income payments.
                                          purchased options.
--------------------------------------------------------------------------------------------------------------------------------

G.   Other
     -----

As of December 31, 1999 and 1998, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders' equity.

Note 5 -- Investment Income and Gains and Losses

A.   Net Investment Income
     ---------------------

The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

-----------------------------------------------------------------
(In millions)                      1999        1998        1997
-----------------------------------------------------------------
Fixed maturities                 $1,687      $1,695      $1,949
Equity securities                     9           8          14
Mortgage loans                      813         800         948
Policy loans                        260         466         542
Real estate                         152         159         213
Other long-term investments          44          34          21
Short-term investments              145          91          95
                                 --------    --------    --------
                                  3,110       3,253       3,782
Less investment expenses            151         138         184
-----------------------------------------------------------------
Net investment income            $2,959      $3,115      $3,598
---------------------------------================================

Net investment income attributable to policyholder contracts, which is included in CIGNA's revenues and is primarily offset by amounts included in benefits, losses and settlement expenses, was approximately $1.4 billion for 1999, $1.6 billion for 1998, and $1.7 billion for 1997. Net investment income for separate accounts, which is not reflected in CIGNA's revenues, was $1.7 billion for 1999, $1.5 billion for 1998 and $1.4 billion for 1997.

Fixed maturities and mortgage loans on non-accrual status, including policyholder share, were as follows at December 31:

---------------------------------------------------
(In millions)                      1999      1998
---------------------------------------------------
Restructured                       $187      $181
Delinquent                           12        28
---------------------------------------------------
Total non-accrual investments      $199      $209
-----------------------------------================

In 1999, net investment income was $9 million higher than it would have been under the original terms of these investments, reflecting collections of unrecognized interest income. For 1998 and 1997, net investment income would have been higher by $4 million and $8 million in those years if interest on these non-accrued investments had been recognized in accordance with their original terms.

B.   Realized Investment Gains and Losses
     ------------------------------------

Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

-----------------------------------------------------------------
(In millions)                       1999        1998       1997
-----------------------------------------------------------------
Fixed maturities                   $ (17)      $  48      $  10
Equity securities                     19          33          5
Mortgage loans                        (1)         14        (15)
Real estate                            3          13         73
Other                                  4          26         20
                                   -------     -------    -------
                                       8         134         93
Less income taxes                      4          46         24
-----------------------------------------------------------------
Net realized investment gains      $   4       $  88      $  69
-----------------------------------==============================

Realized investment gains and losses included impairments in the value of investments, net of recoveries, of $27 million in 1999 and $33 million in 1997. In 1998, realized investment gains and losses included recoveries in the value of investments, net of impairments, of $5 million.

Realized investment gains that are not reflected in CIGNA's revenues for the year ended December 31 were as follows:

------------------------------------------------------------
(In millions)                 1999        1998        1997
------------------------------------------------------------
Separate accounts           $2,285      $  493      $  484
Policyholder contracts      $    5      $   98      $   45
------------------------------------------------------------

Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

----------------------------------------------------------------
(In millions)                 1999          1998          1997
----------------------------------------------------------------
Proceeds from sales        $ 3,140       $ 3,532       $ 2,044
Gross gains on sales       $    89       $   230       $    78
Gross losses on sales      $   (44)      $   (50)      $   (98)
----------------------------------------------------------------

Note 6 -- Debt

Short-term and long-term debt consisted of the following at December 31:

----------------------------------------------------------
(In millions)                           1999        1998
----------------------------------------------------------
Short-term
 Commercial paper                     $   --      $  257
 Current maturities of long-term
   debt                                   57          15
----------------------------------------------------------
Total short-term debt                 $   57      $  272
--------------------------------------====================

Long-term
 Unsecured debt:
   8.16% Notes due 2000               $   --      $   25
   8 3/4% Notes due 2001                 100         100
   7.17% Notes due 2002                   25          25
   7.4% Notes due 2003                   100         100
   6 3/8% Notes due 2006                 100         100
   7.4% Notes due 2007                   300         300
   8 1/4% Notes due 2007                 100         100
   7.65% Notes due 2023                  100         100
   8.3% Notes due 2023                    17          17
   7 7/8% Debentures due 2027            300         300
   8.3% Step Down Notes due 2033          83          83
   Medium-term Notes                      83         111
 Secured debt (principally by
   real estate)                           51          67
----------------------------------------------------------
Total long-term debt                  $1,359      $1,428
--------------------------------------====================

CIGNA issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 1999. As of December 31, 1998, the weighted average interest rate on CIGNA's commercial paper was 5.5%.

CIGNA's medium-term notes have original maturity dates ranging from approximately five to ten years, and interest rates ranging from 6% to 9%. The weighted average interest rate on CIGNA's outstanding medium-term notes was 8.1% at December 31, 1999 and 8.2% at December 31, 1998.

In July 1998, CIGNA completed an offer to exchange its 8.3% Notes due 2023 with 8.3% Step Down Notes due 2033. Holders of approximately $83 million of the Notes due 2023 accepted the offer and tendered their Notes. CIGNA may redeem these Notes at any time before 2033, at par plus a possible additional redemption payment. Expenses incurred in connection with the exchange were not material.

In 1997, CIGNA issued $300 million of unsecured 7.4% Notes due in 2007 and $300 million of unsecured 7 7/8% Debentures due in 2027. The proceeds from these issues were used for the purchase of Healthsource.

As of December 31, 1999, CIGNA had available approximately $435 million in committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years, and are paid for with a combination of fees and bank balances. Interest that CIGNA would be charged for using these lines of credit is negotiated for each individual transaction.

At December 31, 1999, CIGNA had $1 billion remaining under effective shelf registration statements filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.

Maturities of long-term debt for each of the next five years are as follows (in millions): $57 in 2000, $148 in 2001, $39 in 2002, $129 in 2003 and $3 in 2004.
Interest expense was $116 million in 1999, $126 million in 1998 and $127 million in 1997.

Note 7 -- Common and Preferred Stock

On April 22, 1998, CIGNA's shareholders approved a three-for-one common stock split, an increase in the number of common shares authorized for issuance from 200 million to 600 million and a decrease in the par value of common stock from $1 per share to $0.25 per share. Share and per share data throughout the financial statements and notes have been retroactively adjusted for the stock split as though it had occurred at the beginning of 1997.

-------------------------------------------------------------------------------
(Shares in thousands)                      1999           1998           1997
-------------------------------------------------------------------------------
Common:  Par value $0.25
   600,000 shares authorized
Outstanding--January 1                  205,650        216,996        222,594
Issued for stock option and other
   benefit plans                            739          1,055            687
Repurchase of common stock              (36,692)       (12,401)        (6,285)
                                        ---------      ---------      ---------
Outstanding--December 31                169,697        205,650        216,996
Treasury shares                          97,149         59,530         46,875
-------------------------------------------------------------------------------
Issued--December 31                     266,846        265,180        263,871
----------------------------------------=======================================

In 1997, CIGNA's Board of Directors adopted a shareholder rights plan, which will expire on August 4, 2007. The rights attach to all outstanding shares of common stock, and will become exercisable if a third party acquires (or announces that it will acquire) 10% or more of CIGNA's outstanding common stock unless CIGNA's Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase CIGNA securities at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In some cases, a right also entitles its holder to purchase securities of an acquirer at a substantial discount. CIGNA's Board of Directors may authorize the redemption of the rights for $.0033 each before a third party acquires 10% or more of CIGNA's common stock, and thereafter under certain circumstances.

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 1999, 1998 or 1997.

Note 8 -- Shareholders' Equity and Dividend Restrictions

State insurance departments that regulate CIGNA's insurance subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus (shareholders' equity).

CIGNA's life insurance subsidiaries' statutory net income for the year ended, and surplus as of, December 31 were as follows:

---------------------------------------------------
(In millions)        1999        1998        1997
---------------------------------------------------
Net income         $  937      $  947      $  634
Surplus            $3,166      $2,858      $3,021
---------------------------------------------------

CIGNA's insurance subsidiaries are subject to various restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) available to their shareholders without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA's insurance subsidiaries may make during 2000 without prior approval is approximately $830 million. The amount of restricted net assets as of December 31, 1999 was approximately $5.0 billion.

Note 9 -- Income Taxes

CIGNA's net deferred tax assets of $1.2 billion as of December 31, 1999, and $1.0 billion as of December 31, 1998, reflect management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax assets. This determination is based on CIGNA's earnings history and future expectations.

The valuation allowance reflects management's assessment as to the future realizability of deferred tax assets. During 1999, the net increase in the valuation allowance was $86 million relating primarily to certain foreign operations.

Through 1983, a portion of CIGNA's life insurance companies' statutory income was not subject to current income taxation, but was accumulated in a designated policyholders' surplus account. Additions to the account were no longer permitted beginning in 1984. CIGNA's existing account balance of $450 million would result in a $158 million tax liability only if it were distributed to shareholders or exceeded a prescribed amount. Accordingly, CIGNA has not provided taxes on this amount, as management believes it remote that these conditions will be met. However, see Note 17 for further information regarding this matter.

CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS). In management's opinion, adequate tax liabilities have been established for all years. The IRS has completed audits for the years 1982 through 1993, and challenged CIGNA on one issue related to pre-1989 years. In April 1999, the U.S. Court of Appeals affirmed the Tax Court's ruling in favor of the IRS. The decision did not affect net income as liabilities had been previously established. CIGNA made tax payments of approximately $115 million in 1998 and $250 million during 1997 in connection with this issue.

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:

-----------------------------------------------------------------
(In millions)                                1999          1998
-----------------------------------------------------------------
Deferred tax assets:
   Employee and retiree benefit
     plans                                $   430       $   463
   Investments, net                           317           273
   Other insurance and
     contractholder liabilities               312           273
   Deferred gain on sale of business          235           290
   Policy acquisition expenses                175           183
   Bad debt expense                            22            26
   Other                                        4            35
                                          ---------     ---------
   Deferred tax assets before
     valuation allowance                    1,495         1,543
   Valuation allowance for deferred
     tax assets                               (92)           (6)
                                          ---------     ---------
   Deferred tax assets, net of
     valuation allowance                    1,403         1,537
                                          ---------     ---------
Deferred tax liabilities:
   Depreciation and amortization              169           176
   Unrealized appreciation on
     investments                               77           327
   Other                                        1            --
                                          ---------     ---------
   Total deferred tax liabilities             247           503
-----------------------------------------------------------------
Net deferred income tax assets            $ 1,156       $ 1,034
------------------------------------------=======================

Current income taxes payable were $22 million as of December 31, 1999 and $27 million as of December 31, 1998.

The components of income taxes for the year ended December 31 were as follows:

---------------------------------------------------------------
(In millions)                    1999        1998        1997
---------------------------------------------------------------
Current taxes:
   U.S. income                  $ 418       $ 772       $ 453
   Foreign income                  24          27           9
   State income                    31          40          --
                                -------     -------     -------
                                  473         839         462
                                -------     -------     -------
Deferred taxes (benefits):
   U.S. income                     51        (145)        (51)
   Foreign income                  --         (11)          5
   State income                    (4)        (11)         --
                                -------     -------     -------
                                   47        (167)        (46)
---------------------------------------------------------------
Total income taxes              $ 520       $ 672       $ 416
--------------------------------===============================

State income taxes were not material in 1997.

Total income taxes for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

----------------------------------------------------------------------
(In millions)                           1999        1998        1997
----------------------------------------------------------------------
Tax expense at nominal rate            $ 427       $ 650       $ 430
Tax-exempt interest income               (17)        (14)        (11)
Dividends received deduction             (11)        (12)         (8)
Amortization of goodwill                  18          17          14
State income tax (net of federal
   income tax benefit)                    17          18          --
Change in valuation allowance             86          --           6
Resolved federal tax audit issues         (7)         --         (21)
Other                                      7          13           6
----------------------------------------------------------------------
Total income taxes                     $ 520       $ 672       $ 416
---------------------------------------===============================

Note 10 -- Pension and Other Postretirement Benefit Plans

A.   Pension and Other Postretirement Benefit Plans
     ----------------------------------------------

CIGNA and certain of its subsidiaries provide pension and certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans.

The following table summarizes the obligations and assets related to these plans as of and for the years ended December 31:


--------------------------------------------------------------------------------
                                                                  Other
                                    Pension                  Postretirement
                                    Benefits                     Benefits
--------------------------------------------------------------------------------
(In millions)                  1999          1998          1999          1998
--------------------------------------------------------------------------------
Change in benefit
   obligation
Benefit obligation,
   January 1                $ 3,086       $ 2,925       $   469       $   478
Service cost                     93           106             5             4
Interest cost                   195           191            33            31
(Gain) loss from past
   experience                  (353)           32            34            (7)
Benefits paid from
   plan assets                 (185)         (137)          (16)           (1)
Benefits paid--
   other                        (22)          (20)          (27)          (32)
Divestiture                    (305)           --           (21)           --
Amendments                       --            --           (26)           --
Other                           (25)          (11)           --            (4)
--------------------------------------------------------------------------------
Benefit obligation,
   December 31                2,484         3,086           451           469
--------------------------------------------------------------------------------
Change in plan
   assets
Fair value of plan
   assets, January 1          2,922         2,631            64            59
Actual return on plan
   assets                       653           361            --             6
Employer
   contributions                 10            67            --            --
Benefits paid                  (185)         (137)          (16)           (1)
Divestiture                    (130)           --            --            --
Other                            (3)           --            --            --
--------------------------------------------------------------------------------
Fair value of plan
   assets, December 31        3,267         2,922            48            64
--------------------------------------------------------------------------------
Net benefit obligation
   (asset)                     (783)          164           403           405
Unrecognized net
   gain from past
   experience                   880            67           167           214
Unrecognized prior
   service cost                  --           (23)          198           213
Unamortized SFAS 87
   transition asset              10            24            --            --
--------------------------------------------------------------------------------
Net amount
   recognized in the
   balance sheet            $   107       $   232       $   768       $   832
----------------------------====================================================
Prepaid benefit cost        $    --       $   (14)      $    --       $    --
Accrued benefit
   liability                    144           290           768           832
Intangible asset                (37)          (44)           --            --
--------------------------------------------------------------------------------
Net amount
   recognized in the
   balance sheet            $   107       $   232       $   768       $   832
----------------------------====================================================

The sale of the property and casualty business resulted in $150 million of gain from pension benefits and $46 million of gain from other postretirement benefits, which were reported as part of the gain on sale.

At December 31, 1999, pension plans with accumulated benefits exceeding assets had projected benefit obligations of $181 million and related assets at fair value of $16 million. At December 31, 1998, such plans had projected benefit obligations of $318 million and related assets at fair value of $29 million. The accumulated benefit obligation related to these plans was $142 million at December 31, 1999 and $238 million at December 31, 1998.

CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 292,500 shares of CIGNA common stock, with a market value of $24 million at December 31, 1999 and $23 million at December 31, 1998.

Components of net pension cost, excluding the amount recognized as part of the gain on sale noted above, for the year ended December 31 were as follows:

---------------------------------------------------------------------
(In millions)                          1999        1998        1997
---------------------------------------------------------------------
Service cost                          $  93       $ 106       $  96
Interest cost                           195         191         188
Expected return on plan assets         (213)       (208)       (185)
Gain on curtailments                     --          --          (3)
Amortization of:
   Net loss from past experience          8           4           3
   Prior service cost                     2           4           7
   SFAS 87 transition asset             (10)        (10)        (10)
---------------------------------------------------------------------
Net pension cost                      $  75       $  87       $  96
--------------------------------------===============================

Unfunded retiree health benefit plans had accumulated benefit obligations of $333 million at December 31, 1999 and $327 million at December 31, 1998. At the end of 1999 retiree life insurance plans with accumulated benefit obligations of $118 million were partially funded with plan assets of $48 million, compared with accumulated benefit obligations of $142 million (partially funded with plan assets of $64 million) at the end of 1998. These plan assets were invested in the general account of CGLIC.

Components of net other postretirement benefit cost, excluding the amount recognized as part of the gain on sale noted above, for the year ended December 31 were as follows:

------------------------------------------------------------------
(In millions)                         1999       1998       1997
------------------------------------------------------------------
Service cost                          $  5       $  4       $  6
Interest cost                           33         31         32
Expected return on plan assets          (4)        (4)        (4)
Amortization of:
   Net gain from past experience        (9)       (10)       (11)
   Prior service cost                  (15)       (17)       (17)
------------------------------------------------------------------
Net other postretirement
   benefit cost                       $ 10       $  4       $  6
--------------------------------------============================

The estimated rate of future increases in the per capita cost of health care benefits was 9%, decreasing to 5.5% over seven years. This estimate reflects CIGNA's current claim experience and management's estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 1999 reported amounts as follows:

------------------------------------------------------------
(In millions)                           Increase  Decrease
------------------------------------------------------------
Effect on total service and interest
   cost                                   $  2      $ (2)
Effect on postretirement benefit
   obligation                             $ 22      $(20)
------------------------------------------------------------

Management determined the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions at December 31:

------------------------------------------------------------------
                                   1999          1998       1997
------------------------------------------------------------------
Discount rate                        8%         6.75%         7%
Expected return on plan assets:
  Projected pension benefit
     obligation                      9%            9%         9%
  Accumulated other
     postretirement benefit
     obligation                      7%            7%         7%
Expected rate of compensation
   increase:
  Projected pension benefit
   obligation                      5.1%          5.1%       5.1%
  Accumulated other
   postretirement benefit
   obligation                      4.5%          4.5%       4.5%
------------------------------------------------------------------

B.   401(k) Plans
     ------------

CIGNA sponsors various 401(k) plans in which CIGNA matches a portion of employees' pre-tax contributions. Employees may invest in one or more of the following funds: CIGNA common stock fund, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA's annual performance meets certain targets. A substantial amount of CIGNA's matching contributions are invested in the CIGNA common stock fund. CIGNA's expense for these plans was $45 million for 1999, $51 million for 1998 and $42 million for 1997.

Note 11 -- Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options and restricted stock to employees. Other authorized types of stock-based awards, which have been used to a very limited extent, include common stock issued instead of cash compensation and stock appreciation rights issued with stock options. Dividend equivalent rights are also authorized, but have not been issued.

CIGNA had the following number of shares of common stock available for award at December 31: 10.4 million in 1999, 12.7 million in 1998 and 15.3 million in 1997.

Stock options. CIGNA awards options to purchase CIGNA common stock at the market price of the stock on the grant date. Options vest over periods ranging from one to five years, and expire no later than 10 years after the grant date.

When senior executive employees use shares of stock in lieu of cash to exercise certain outstanding options, CIGNA issues replacement options equal to the number of shares used. Like ordinary options, replacement options are exercisable at the market price of CIGNA common stock on their grant date. Replacement options vest six months after the grant date, and expire on the expiration date of the original option.


The table below shows the status of and changes in common stock options during the last three years, including approximately 3 million options granted in the 1997 Healthsource acquisition:

---------------------------------------------------------------------------------------------------------------------------
(Shares in thousands)                          1999                        1998                          1997
---------------------------------------------------------------------------------------------------------------------------
                                                     Weighted                      Weighted                      Weighted
                                                      Average                       Average                       Average
                                     Shares    Exercise Price      Shares    Exercise Price      Shares    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding--January 1               10,979         $   56.70      10,035         $   50.70       4,884         $   32.42
   Granted                            5,115             83.28       4,213             64.01       8,410             54.83
   Exercised                         (3,247)            52.65      (2,939)            46.12      (3,204)            33.87
   Expired or canceled               (2,084)            67.99        (330)            61.80         (55)            39.14
                                    ---------                    ----------                     ---------
Outstanding--December 31             10,763             68.37      10,979             56.70      10,035             50.70
------------------------------------=======================================================================================
Options exercisable at year-end       4,721         $   63.91       4,397         $   53.35       4,370         $   46.41
------------------------------------=======================================================================================

The increase in expired or canceled options in 1999 is due to the sale of the property and casualty business.

The following table summarizes the range of exercise prices for outstanding common stock options at December 31, 1999:

-------------------------------------------------------------------
                                         Range of Exercise Prices
-------------------------------------------------------------------
                                         $    16.73   $    80.00
                                                 to           to
(Shares in thousands)                    $    79.53   $   106.11
-------------------------------------------------------------------
Options outstanding                           6,290        4,473
Weighted average remaining
  contractual life                        6.7 years    8.0 years
Weighted average exercise price          $    56.22   $    85.45
Options exercisable                           3,492        1,229
Weighted average exercise price          $    53.57   $    93.30
-------------------------------------------------------------------

The weighted average fair value of options granted under employee incentive plans was $17.54 for 1999, $13.87 for 1998 and $12.94 for 1997, using the
Black-Scholes option-pricing model and the following assumptions:

------------------------------------------------------------------
                                  1999         1998         1997
------------------------------------------------------------------
Dividend yield                    1.6%         1.7%         2.4%
Expected volatility              26.0%        25.9%        23.7%
Risk-free interest rate           4.9%         5.5%         6.1%
Expected option life           3 years      3 years      4 years
------------------------------------------------------------------

CIGNA does not record compensation expense related to stock options because their exercise price is equal to the market price of CIGNA common stock at the grant date. If CIGNA had recorded compensation expense for stock options based on their fair value at the grant date using the Black-Scholes option-pricing model, net income would have been reduced by $39 million in 1999, $30 million in 1998 and $22 million in 1997. Diluted earnings per share would have been reduced by $0.17 in 1999, $0.14 in 1998 and $0.10 in 1997.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to five years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment is terminated before the vesting date. Grants of restricted shares of CIGNA common stock were as follows:

-------------------------------------------------------------
(Shares in thousands)               Weighted Average
                     Shares               Fair Value
Year                Granted                Per Share
-------------------------------------------------------------
1999                    403                   $80.51
1998                    457                   $62.91
1997                    428                   $52.34
-------------------------------------------------------------

Compensation cost related to these grants was $17 million in 1999, $14 million in 1998 and $12 million in 1997. At the end of 1999, approximately 2,100 employees held 1.2 million restricted shares.

Note 12 -- Earnings Per Share

Basic and diluted earnings per share (EPS) for income from continuing operations are computed as follows for the year ended December 31:

------------------------------------------------------------------------------
(Dollars in millions, except per                    Effect of
share amounts)                            Basic      Dilution        Diluted
------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------
Income from continuing operations      $    699      $     --       $    699
--------------------------------------========================================
Shares (in thousands):
Weighted average                        194,609            --        194,609
Options and restricted stock
   grants                                               2,639          2,639
-----------------------------------------------------------------------------
Total shares                            194,609         2,639        197,248
--------------------------------------========================================
EPS                                    $   3.59      $  (0.05)      $   3.54
--------------------------------------========================================

1998
-----------------------------------------------------------------------------
Income from continuing operations      $  1,186      $     --       $  1,186
--------------------------------------========================================
Shares (in thousands):
Weighted average                        210,948            --        210,948
Options and restricted stock
   grants                                               2,499          2,499
-----------------------------------------------------------------------------
Total shares                            210,948         2,499        213,447
--------------------------------------========================================
EPS                                    $   5.62      $  (0.06)      $   5.56
--------------------------------------========================================

1997
-----------------------------------------------------------------------------
Income from continuing operations      $    812      $     --       $    812
--------------------------------------========================================
Shares (in thousands):
Weighted average                        220,263            --        220,263
Options and restricted stock
   grants                                               2,250          2,250
-----------------------------------------------------------------------------
Total shares                            220,263         2,250        222,513
--------------------------------------========================================
EPS                                    $   3.69      $  (0.04)      $   3.65
--------------------------------------========================================

Note 13 -- Reinsurance

In the normal course of business, CIGNA's insurance subsidiaries enter into agreements with other insurance companies to assume and cede reinsurance. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. Reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors their concentrations of credit risk (arising from similar geographic regions, activities or economic characteristics).

At December 31, 1999, CIGNA had a reinsurance recoverable of $6.0 billion from Lincoln National Corporation that arose from the sale of CIGNA's individual life insurance and annuity business to Lincoln through an indemnity reinsurance transaction. See Note 3 for information about this sale.

Failure of reinsurers to indemnify CIGNA, whether because of reinsurer insolvencies or contract disputes, could result in losses. However, management does not expect charges for unrecoverable reinsurance to have a material effect on CIGNA's results of operations, liquidity or financial condition.

In CIGNA's consolidated income statements, premiums and fees were net of ceded premiums, and benefits, losses and settlement expenses were net of reinsurance recoveries, in the following amounts:

--------------------------------------------------------------------------------
(In millions)                               1999           1998           1997
--------------------------------------------------------------------------------
Short-duration contracts
Premiums and fees:
   Direct                               $ 12,124       $ 10,706       $  8,509
   Assumed                                   566            492            613
   Ceded                                    (312)          (349)          (338)
--------------------------------------------------------------------------------
Net earned premiums and fees            $ 12,378       $ 10,849       $  8,784
---------------------------------------=========================================
Long-duration contracts
Premiums and fees:
   Direct                               $  2,665       $  2,736       $  2,707
   Assumed                                   654            594            544
   Ceded:
     Individual life insurance and
       annuity business sold                (462)          (557)            --
   Other                                    (156)          (166)          (254)
--------------------------------------------------------------------------------
Net earned premiums and fees            $  2,701       $  2,607       $  2,997
---------------------------------------=========================================
Reinsurance recoveries
Individual life insurance and
   annuity business sold                $    362       $    424       $     --
Other                                        323            325            437
--------------------------------------------------------------------------------
Total                                   $    685       $    749       $    437
---------------------------------------=========================================

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the amounts shown in the above table.

Note 14 -- Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $143 million in 1999, $125 million in 1998 and $164 million in 1997.

As of December 31, 1999, future net minimum rental payments under non-cancelable operating leases were approximately $549 million, payable as follows (in millions): $107 in 2000, $98 in 2001, $85 in 2002, $73 in 2003, $60 in 2004 and
$126 thereafter.

Note 15 -- Segment Information

Operating segments are based on CIGNA's internal reporting structure. Segments generally reflect groups of related products, but the International Life, Health and Employee Benefits segment is based on geography. CIGNA presents segment information as follows:

Employee Health Care, Life and Disability Benefits, which combines CIGNA's Health Care and Group Insurance segments, offers a range of indemnity group health and managed care products and services through guaranteed cost, experience-rated and alternative funding arrangements such as administrative services only and minimum premium plans. This segment also offers group life and disability coverages.

Employee Retirement Benefits and Investment Services provides investment products and professional services primarily to sponsors of qualified pension, profit sharing and retirement savings plans. This segment also provides certain corporate and variable life insurance products.

International Life, Health and Employee Benefits provides life, accident, health and employee benefits (group life, health and pensions) coverages and services, primarily outside the United States.

CIGNA also reports results in two other categories:

Other Operations includes the deferred gain recognized from the 1998 sale of the individual life insurance and annuity business, corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance), life, accident and health reinsurance operations, settlement annuity business and certain new business initiatives.

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations and certain corporate overhead expenses (including overhead expenses previously allocated to the property and casualty business which have been reclassified to Corporate).

CIGNA measures the financial results of its segments using operating income (net income excluding after-tax realized investment results, results of discontinued operations and, in 1999, the cumulative effect of an accounting change). CIGNA determines operating income for each segment consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate as discussed above are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

CIGNA's operations are not materially dependent on one or a few customers, brokers or agents.

Summarized segment financial information for the year ended and as of December 31 was as follows:

-----------------------------------------------------------------------------------
(In millions)                                   1999           1998          1997
-----------------------------------------------------------------------------------
Employee Health Care, Life
   and Disability Benefits
Premiums and fees and other
   revenues                                 $ 13,135       $ 11,963      $ 10,000
Net investment income                            571            589           563
                                            ----------     ----------    ----------
Segment revenues                            $ 13,706       $ 12,552      $ 10,563
Income tax expense                          $    395       $    361      $    232
Operating income                            $    728       $    617      $    425
Assets under management:
   Invested assets                          $  7,864       $  8,388      $  8,060
   Separate account assets                     2,038          1,702         1,440
                                            ----------     ----------    ----------
Total                                       $  9,902       $ 10,090      $  9,500
--------------------------------------------=======================================
Employee Retirement
   Benefits and Investment
   Services
Premiums and fees and other
   revenues                                 $    273       $    257      $    221
Net investment income                          1,605          1,613         1,655
                                            ----------     ----------    ----------
Segment revenues                            $  1,878       $  1,870      $  1,876
Income tax expense                          $    128       $    117      $    101
Operating income                            $    265       $    248      $    230
Assets under management:
   Invested assets                          $ 19,751       $ 20,543      $ 21,426
   Separate account assets                    34,662         30,718        25,934
                                            ----------     ----------    ----------
Total                                       $ 54,413       $ 51,261      $ 47,360
--------------------------------------------=======================================
International Life, Health
   and Employee Benefits
Premiums and fees and other
   revenues                                 $  1,713       $  1,231      $  1,078
Net investment income                            124            115           122
                                            ----------     ----------    ----------
Segment revenues                            $  1,837       $  1,346      $  1,200
Income tax expense (benefit)                $    (37)      $     20      $     12
Equity in net loss of investees             $   (360)      $    (18)     $     --
Operating income (loss)                     $   (342)      $     17      $     21
Assets under management:
   Invested assets                          $  3,422       $  2,774      $  2,279
   Separate account assets                       142             93            67
                                            ----------     ----------    ----------
Total                                       $  3,564       $  2,867      $  2,346
--------------------------------------------=======================================
Other Operations
Premiums and fees and other
   revenues                                 $    854       $  1,065      $  1,089
Net investment income                            581            771         1,235
                                            ----------     ----------    ----------
Segment revenues                            $  1,435       $  1,836      $  2,324
Income tax expense                          $     63       $    167      $     88
Operating income                            $    122       $    313      $    180
Assets under management:
   Invested assets                          $  6,526       $  9,968      $ 15,541
   Separate account assets                     2,951          2,295         1,907
                                            ----------     ----------    ----------
Total                                       $  9,477       $ 12,263      $ 17,448
--------------------------------------------=======================================

--------------------------------------------------------------------------
(In millions)                         1999           1998           1997
--------------------------------------------------------------------------
Corporate
Premiums and fees, other
   revenues and eliminations      $   (161)      $   (114)      $   (124)
Net investment income                   78             27             23
                                  ----------     ----------     ----------
Segment revenues                  $    (83)      $    (87)      $   (101)
Income tax benefit                $    (33)      $    (39)      $    (41)
Operating loss                    $    (78)      $    (97)      $   (113)
Invested assets                   $    732       $      3       $      2
----------------------------------========================================
Realized Investment Gains
Realized investment gains         $      8       $    134       $     93
Income tax expense                       4             46             24
                                  ----------     ----------     ----------
Realized investment gains,
   net of taxes                   $      4       $     88       $     69
----------------------------------========================================
Total
Premiums and fees and
   other revenues                 $ 15,814       $ 14,402       $ 12,264
Net investment income                2,959          3,115          3,598
Realized investment gains                8            134             93
                                  ----------     ----------     ----------
Total revenues                    $ 18,781       $ 17,651       $ 15,955
Income tax expense                $    520       $    672       $    416
Operating income from
   continuing operations          $    695       $  1,098       $    743
Realized investment gains,
   net of taxes                          4             88             69
                                  ----------     ----------     ----------
Income from continuing
   operations                     $    699       $  1,186       $    812
----------------------------------========================================
Assets under management
Invested assets                   $ 38,295       $ 41,676       $ 47,308
Separate account assets             39,793         34,808         29,348
                                  ----------     ----------     ----------
Total                             $ 78,088       $ 76,484       $ 76,656
----------------------------------========================================

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

-------------------------------------------------------------------------
(In millions)                            1999         1998         1997
-------------------------------------------------------------------------
Health Maintenance Organizations      $ 6,393      $ 5,971      $ 4,451
Medical and Dental Indemnity            3,824        3,195        2,729
Group Life                              1,861        1,813        1,797
Other                                   3,736        3,423        3,287
-------------------------------------------------------------------------
Total                                 $15,814      $14,402      $12,264
--------------------------------------===================================

Note 16 -- Foreign Operations

CIGNA provides international life, accident, health and employee benefits insurance coverages on a direct and reinsured basis, primarily through the International Life, Health and Employee Benefits segment (see page 44) in Japan, Latin America, the Pacific region and Europe.

In 1999, the net translation of foreign currencies included in accumulated other comprehensive income increased by $132 million (including a tax benefit of $75 million), compared to an increase of $12 million (including taxes of $7 million) in 1998 and a decrease of $81 million (including a tax benefit of $43 million) in 1997.

Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

------------------------------------------------------
(In millions)         1999         1998         1997
------------------------------------------------------
Domestic           $14,091      $13,105      $11,139
Foreign              1,723        1,297        1,125
------------------------------------------------------
Total              $15,814      $14,402      $12,264
-------------------===================================

CIGNA's aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 1999, 1998 and 1997 were not material.

Note 17 -- Contingencies

A.  Financial Guarantees
    --------------------

CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business. CIGNA also secures reinsurance to recover a portion of amounts paid in connection with a financial guarantee.

Specialty life reinsurance contracts. CIGNA has entered into specialty life reinsurance contracts that contain certain guarantees for variable annuities. One type of reinsurance contract guarantees minimum income benefits based on unfavorable changes in account values. The other type guarantees a minimum death benefit, also based on unfavorable changes in account values. The variable annuity account values are based on underlying domestic equity and bond mutual fund investments.

Those reinsurance contracts that guarantee minimum income benefits are accounted for as written options. CIGNA has purchased reinsurance from third parties, which substantially reduces the risk of these contracts. See Note 4(F) for additional information.

For those reinsurance contracts that guarantee a minimum death benefit, reserves are established in amounts adequate to meet the estimated future obligations. These estimates are based on various assumptions as to equity market conditions and premiums, as well as interest, mortality and lapse rates, allowing for adverse deviation. As of December 31, 1999, the amount of recorded liabilities was $83 million, compared to recorded liabilities of $52 million as of December 31, 1998.

Management is reviewing alternatives to manage the associated equity market and interest rate risks for contracts that guarantee a minimum death benefit. As part of this review, CIGNA is considering whether to modify certain reserve assumptions for the liabilities associated with the minimum death benefit contracts. The guarantees under these contracts and changes that could result from this review could adversely affect CIGNA's consolidated results of operations in future periods. However, management does not expect them to have a material adverse effect on CIGNA's liquidity or financial condition.

Separate account contracts. CIGNA guarantees a minimum level of benefits for certain separate account contracts. If assets in these separate accounts are insufficient to fund minimum policy benefits, CIGNA is obligated to pay the difference.

As of December 31, 1999, CIGNA guaranteed minimum benefits of $4.9 billion for separate account contracts, compared to $5.4 billion at the end of 1998.

The management fee that CIGNA charges to separate accounts includes a guarantee fee. These fees are recognized in income as earned.

CIGNA establishes a liability if management believes that CIGNA will be required to make a payment under a separate account contract guarantee. No such liabilities were required as of December 31, 1999 or 1998. If CIGNA becomes obligated to make payments as a result of these guarantees, those obligations may adversely affect CIGNA's results of operations in future periods. However, management does not expect these guarantee obligations to have a material adverse effect on CIGNA's liquidity or financial condition.

Industrial revenue bonds. As of December 31, 1999 and 1998, CIGNA guaranteed $85 million of industrial revenue bond issues. These bond issues will be outstanding for up to 16 more years. If the issuers default, CIGNA will be required to make periodic payments based on the original terms of the bonds. Unlike many debt obligations, an event of default under these bonds will not cause all scheduled principal and interest payments to be due immediately.

CIGNA limits its exposure to credit risk due to default by the primary borrower by reviewing the creditworthiness of guaranteed parties and by monitoring credit conditions regularly. CIGNA establishes a reserve if management believes that CIGNA will be required to make a payment under a financial guarantee.

B.  Regulatory and Industry Developments
    ------------------------------------

CIGNA's businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some of the more significant current issues that may affect CIGNA's businesses include:

     o    efforts to expand tort liability of health plans;
     o proposed class action lawsuits targeting certain health care companies, including CIGNA;
     o    initiatives to increase health care regulation;
     o initiatives to restrict insurance pricing and the application of underwriting standards; and
     o    efforts to revise federal tax laws.

Health care regulation. Efforts are underway in the federal and state legislatures and in the courts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA's health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care.

Pending initiatives to increase health care regulation at the federal level include "managed care reform" and "patients' bill of rights" legislation. A bill that recently passed the House of Representatives would expand tort liability for health plans and undermine the ability of health plans to limit coverage to medically necessary care. A corresponding bill that recently passed the Senate does not include such provisions. Given these differences between the House and Senate bills and the general uncertainty of the political process, it is not possible to determine what legislation will be enacted, if any, or what the effect of any such legislation would be on CIGNA.

Other regulatory changes that have been under consideration and that could have an adverse effect on CIGNA's health care operations include:

     o mandated benefits or services that increase costs without improving the quality of care;
     o loss of the ERISA preemption of state tort laws through legislative actions and court decisions;
     o changes in ERISA regulations imposing increased administrative burdens and costs;
     o    restrictions on the use of prescription drug formularies; and
     o privacy legislation that interferes with the ability to properly use medical information for research, coordination of medical care and disease management.

Federal budget proposals. The Administration's proposed budget for fiscal year 2001 would tax amounts previously accumulated in a policyholders' surplus account. If enacted, CIGNA will record additional income tax expense of $158 million (see Note 9 for more information).

The proposed budget also would restrict the tax benefits for corporations owning non-leveraged corporate life insurance policies. If enacted as proposed, CIGNA does not anticipate that this provision will have a material effect on its consolidated results of operations, liquidity or financial condition, but it could have a material adverse effect on the results of operations of the Employee Retirement Benefits and Investment Services segment.

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to continue to decline. In 1999, revenues of $350 million and operating income of $32 million were from products affected by this legislation.

Risk-based capital guidelines. In 1998, the National Association of Insurance Commissioners (NAIC) adopted risk-based capital guidelines for health maintenance organizations (HMOs), and states in which CIGNA's HMO subsidiaries are domiciled have begun to implement these guidelines. CIGNA expects its HMO subsidiaries to continue to be adequately capitalized under these guidelines.

Statutory accounting principles. In 1998, the NAIC adopted standardized statutory accounting principles. Although many states have indicated their intent to adopt these principles, certain states in which CIGNA's primary insurance subsidiaries are domiciled have not formally adopted them. As a result, CIGNA has not determined the timing or effect of implementing these principles.

Insolvency funds. Various states maintain funds to pay the obligations of insolvent insurance companies. These funds are financed with assessments against all insurance companies. In some states, insurance companies can recover a portion of these assessments through a reduction in future premium taxes. CIGNA's insurance and HMO subsidiaries recorded pre-tax charges for continuing operations of $8 million for 1999, $18 million for 1998 and $28 million for 1997 for insolvency fund and other insurance-related assessments that can be reasonably estimated, before giving effect to future premium tax recoveries.

In addition, as discussed in Note 2(B) under "Recent Accounting Pronouncements", CIGNA recorded a $91 million reduction of net income in the first quarter of 1999 to reflect the effect of implementing SOP 97-3 for insurance-related assessments. Most of this charge related to the property and casualty business, which CIGNA sold and reports as discontinued operations.

Although future assessments and payments may adversely affect results of operations in future periods, management does not expect these amounts to have a material adverse effect on CIGNA's liquidity or financial condition.

C.   Class Action Lawsuits and Other Litigation
     ------------------------------------------

CIGNA and several health care industry competitors have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. These lawsuits allege violations under RICO and ERISA. CIGNA is routinely involved in numerous other lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. Although the outcome of litigation is always uncertain, CIGNA does not believe that any litigation currently threatened or pending involving CIGNA will result in losses that would be material to results of operations, liquidity or financial condition.

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

In its corporate policy addressing business ethics, CIGNA has stated its intent to achieve the highest level of legal and ethical standards in the conduct of its business activities. Management provides employees with a copy of this policy. Signed statements are obtained annually from officers, certain other employees and directors attesting to their review of, and compliance with, CIGNA's business ethics policy.

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

Management reviews recommendations of the internal auditors and independent accountants concerning the system of internal accounting controls and responds to such recommendations with corrective actions, as appropriate. Management believes that, as of December 31, 1999, the system of internal accounting controls is adequate to provide the reasonable assurances discussed herein and that there are no material deficiencies in the design or operation of the system of internal accounting controls.


Report of Independent Accountants


[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (the Company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 8, 2000

Quarterly Financial Data (unaudited)

     The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1999 and 1998.
     Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, require caution in drawing specific conclusions from quarterly consolidated results.

------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                     Three Months Ended
------------------------------------------------------------------------------------------------------------------
                                                            March 31       June 30      Sept. 30         Dec. 31
------------------------------------------------------------------------------------------------------------------
Consolidated Results
1999*
Total revenues from continuing operations                    $ 4,497       $ 4,697       $ 4,689       $    4,898
Income (loss) from continuing operations
   before income taxes                                           368           469           (63)             445
Income (loss) from continuing operations                         236           303          (132)             292
Income (loss) from discontinued operations                        43           (71)        1,194               --
Income before cumulative effect of accounting change             279           232         1,062              292
Cumulative effect of accounting change                           (91)           --            --               --
Net income                                                       188           232         1,062              292
Earnings per share from income before cumulative effect
   of accounting change:
   Basic                                                        1.36          1.15          5.44             1.65
   Diluted                                                      1.34          1.13          5.44             1.63

1998**
Total revenues from continuing operations                    $ 4,512       $ 4,350       $ 4,302       $    4,487
Income from continuing operations
   before income taxes                                           683           385           412              378
Income from continuing operations                                439           249           264              234
Income (loss) from discontinued operations                        56            59           (13)               4
Net income                                                       495           308           251              238
Net income per share:
   Basic                                                        2.30          1.44          1.20             1.16
   Diluted                                                      2.27          1.42          1.19             1.14

Stock and Dividend Data
1999
Price range of common stock -- high                          $ 86.50       $ 98.63       $ 94.38       $    87.25
                            -- low                           $ 73.56       $ 81.25       $ 74.50       $    63.44
Dividends declared per common share                          $   .30       $   .30       $   .30       $      .30

1998
Price range of common stock -- high                          $ 69.33       $ 71.75       $ 74.50       $    82.38
                            -- low                           $ 56.00       $ 67.25       $ 57.19       $    62.00
Dividends declared per common share                          $   .29       $   .29       $   .29       $      .29
------------------------------------------------------------------------------------------------------------------

* The third quarter of 1999 includes an after-tax gain of $1.2 billion from the sale of the property and casualty business, an after-tax charge of $400 million attributable to certain Brazilian investments and an after-tax charge of $10 million for restructuring costs. The second quarter of 1999 includes an after-tax gain of $43 million from the sale of a partial interest in CIGNA's Japanese life insurance operation.
** The fourth quarter of 1998 includes after-tax charges of $19 million for restructuring activities (principally associated with the property and casualty operations); the first quarter of 1998 includes an after-tax gain of $202 million recognized as of January 1, 1998, from the sale of the individual life insurance and annuity business.