Form 10-K405, Exhibit 13
period 2000-12-31
CIGNA CORP
filed 2001-03-08
CIK 701221

Exhibit 13

Highlights

(Dollars in millions, except per share amounts)	2000	1999	1998	1997	1996

Revenues
Premiums and fees and other revenues	$17,045	$15,759	$14,449	$12,264	$10,963
Net investment income	2,942	2,959	3,115	3,598	3,645
Realized investment gains	7	8	134	93	52

Total revenues	$19,994	$18,726	$17,698	$15,955	$14,660

Income from Continuing Operations
Operating Income (Loss):
Employee Health Care, Life and Disability Benefits	$762	$711	$601	$425	$497
Employee Retirement Benefits and Investment Services	257	265	248	230	210
International Life, Health and Employee Benefits	48	(342)	17	21	5
Other Operations	(26)	139	329	180	155
Corporate	(58)	(78)	(97)	(113)	(95)

Total operating income	983	695	1,098	743	772
Realized investment gains, net of taxes	4	4	88	69	29

Income from continuing operations	$987	$699	$1,186	$812	$801

Earnings per share from continuing operations:
Basic	$6.18	$3.59	$5.62	$3.69	$3.55
Diluted	$6.08	$3.54	$5.56	$3.65	$3.52
Common dividends declared per share	$1.24	$1.20	$1.15	$1.11	$1.07
Total assets	$95,088	$95,333	$95,890	$89,369	$78,497
Long-term debt	$1,163	$1,359	$1,428	$1,462	$1,019
Shareholders' equity	$5,413	$6,149	$8,277	$7,932	$7,208
Per share	$35.61	$36.24	$40.25	$36.55	$32.38
Common shares outstanding (thousands)	152,005	169,697	205,650	216,996	222,594
Shareholders of record	10,947	11,716	12,441	12,953	14,027
Employees	43,200	41,900	49,900	47,700	42,800

Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the results of discontinued operations. In 1999, operating income also excluded the cumulative effect of adopting Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” For more information regarding the effect of adopting accounting pronouncements, see Note 2(B) in the Notes to the Financial Statements.

As discussed in Note 3, CIGNA sold its domestic and international property and casualty business in July 1999. CIGNA reports this business as discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED RESULTS OF CONTINUING OPERATIONS

(In milllions)

Financial Summary	2000	1999	1998

Premiums and fees	$16,328	$15,029	$13,502
Net investment income	2,942	2,959	3,115
Other revenues	717	730	947
Realized investment gains	7	8	134

Total revenues	19,994	18,726	17,698
Benefits and expenses	18,497	17,507	15,840

Income before taxes	1,497	1,219	1,858
Income taxes	510	520	672

Income from continuing
operations	987	699	1,186
Less realized investment gains,
net of taxes	4	4	88

Operating income	$983	$695	$1,098

Operating Income

Operating income is defined as net income excluding after-tax realized investment results and the results of discontinued operations. In 1999, operating income also excluded the cumulative effect of adopting SOP 97-3 (see Note 2(B) to the Financial Statements).

CIGNA’s consolidated operating income included certain nonrecurring items. The most significant of these items are presented in the table below and discussed under “Other Matters” on pages 21-22.

(In millions)	2000	1999	1998

Operating income	$983	$695	$1,098
Charges for run-off reinsurance
business	127	--	--
Charge related to certain
Brazilian investments	--	400	--
Restructuring and integration
costs	--	10	--
Gain on sale of partial
interest in Japanese life
insurance operation	--	(43)	--
Gain on sale of individual life
insurance and annuity business	--	--	(202)

Adjusted operating income	$1,110	$1,062	$896

The 5% increase in adjusted operating income in 2000 reflects improved operating results in CIGNA’s Employee Health Care, Life and Disability Benefits segment and the International Life, Health and Employee Benefits segment. These improvements were partially offset by:

o	lower earnings from the reinsurance business (a portion of which was sold in 2000 with the remaining reinsurance business placed in run-off), and

o	lower parent company investment income, recorded in Corporate, as proceeds from the 1999 sale of the property and casualty business have been used, primarily for share repurchase.

The 19% increase in adjusted operating income in 1999 primarily reflects improved operating results in CIGNA’s Employee Health Care, Life and Disability Benefits segment and parent company investment income, recorded in Corporate, on proceeds from the sale of the property and casualty business.

Realized Investment Results

After-tax realized investment results in 2000 reflect higher gains on sales of equity securities and real estate, offset by higher impairment losses on fixed maturities and losses on sales of fixed maturities (compared with gains in 1999).

The decrease in realized investment results in 1999 primarily reflects lower gains on sales of fixed maturities, real estate partnerships, equity securities and mortgage loans. For additional information, see Note 5(B) to the Financial Statements.

Revenues

Consolidated revenues, excluding realized investment gains, were $20.0 billion in 2000, $18.7 billion in 1999 and $17.6 billion in 1998. The 2000 and 1999 increases are largely the result of growth in two segments. The Employee Health Care, Life and Disability Benefits segment had higher revenues due to Health Maintenance Organization (HMO) and medical indemnity rate increases and membership growth. The International Life, Health and Employee Benefits segment had higher revenues due primarily to growth in the life insurance operation. See discussion below for sales of partial interests in the Japanese life insurance operation.

Revenues in 1998 included the pre-tax gain of $316 million (reported in other revenues) recognized upon the sale of the individual life insurance and annuity business.

Outlook for 2001

Excluding the nonrecurring items presented above, management expects full year adjusted operating income to improve in 2001. However, such improvement could be adversely affected by factors such as those noted in the cautionary statement on page 32.

OTHER MATTERS

Acquisitions and Dispositions

CIGNA conducts regular strategic and financial reviews of its businesses to ensure that its capital is used effectively. As a result of these reviews, CIGNA may acquire or dispose of assets, subsidiaries or lines of business. Significant transactions for 2000, 1999 and 1998 are described below.

Sale of portions of U.S. life reinsurance business. As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement. The gain will be recognized on a declining basis over the remaining life of the reinsured business, primarily over 15 years. CIGNA recognized $7 million of the deferred gain in Other Operations in 2000.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) in run-off (run-off reinsurance business) and, accordingly, stopped underwriting new reinsurance business. As discussed in Other Operations on page 26, CIGNA recorded after-tax charges totaling $127 million in 2000 principally for the run-off specialty life and accident reinsurance contracts.

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion. CIGNA reports this business as discontinued operations.

Brazilian investments. In 1999, CIGNA recognized an after-tax charge of $400 million attributable to certain Brazilian investments. See page 25 for more information about these investments.

Sales of partial interests in Japanese life insurance operation. In April 1999, CIGNA sold a 29% interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd., reducing CIGNA’s ownership interest to 61%. Proceeds of the sale were $105 million. CIGNA reported the $43 million after-tax gain on this sale in the International Life, Health and Employee Benefits segment.

In January 2001, CIGNA sold an additional 21% interest in this operation, reducing CIGNA’s ownership interest to 40%. Proceeds of the sale were $83 million and an after-tax gain of $12 million will be recognized in the first quarter of 2001. As a result of this sale, CIGNA will no longer consolidate the assets, liabilities, revenues and expenses of this operation beginning in 2001, but will account for CIGNA’s remaining interest under the equity method of accounting. See the International Life, Health and Employee Benefits section on page 25 for further discussion.

Sale of individual life insurance and annuity business. As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million. Of this amount, $202 million was recognized when the sale was completed in 1998. The remaining gain was deferred because the principal agreement to sell this business was an indemnity reinsurance arrangement. The deferred portion of the gain is being recognized at a rate that earnings from the sold business would have been expected to emerge, primarily over 15 years on a declining basis. CIGNA recognized $57 million of the deferred gain in 2000, $62 million in 1999 and $66 million in 1998.

Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some of the more significant current issues that may affect CIGNA’s businesses include:

o	initiatives to increase health care regulation;
o	efforts to expand tort liability of health plans;
o	lawsuits targeting many health care companies, including CIGNA;
o	initiatives to restrict insurance pricing and the application of underwriting standards; and
o	efforts to revise federal tax laws.

Health care regulation. Efforts continue in the federal and state legislatures and in the courts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation is expected to continue.

Final privacy regulations under the Health Insurance Portability and Accountability Act of 1996 were issued in December 2000 but have been re-opened for public comment and possible revision. The regulations cover all aspects of the health care delivery system and address the use and disclosure of personally identifiable health care information. Compliance with the currently issued privacy regulations is required by mid-2003, and would require significant systems enhancements, training and administrative efforts.

Other regulatory changes that have been under consideration and that could have an adverse effect on CIGNA’s health care operations include:

o	mandated benefits or services that increase costs without improving the quality of care;
o	narrowing of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state tort laws;
o	changes in ERISA regulations imposing increased administrative burdens and costs;
o	restrictions on the use of prescription drug formularies;
o	privacy legislation that interferes with the proper use of medical information for research, coordination of medical care and disease management; and
o	proposed legislation that would exempt independent physicians from the antitrust laws.

The health care industry is under increasing scrutiny by various state and federal government agencies and may be subject to government efforts to bring criminal actions in circumstances that would previously have given rise only to civil or administrative proceedings.

Class action lawsuits and other litigation. CIGNA and several health care industry competitors are defendants in proposed class action lawsuits. These lawsuits allege violations under RICO and ERISA. In addition, CIGNA is routinely involved in numerous lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. The outcome of litigation is always uncertain. With the exception of certain reinsurance arbitration proceedings (the possible results of which are discussed on page 27), CIGNA does not believe that any legal proceedings currently threatened or pending involving CIGNA will result in losses that would be material to results of operations, liquidity or financial condition.

Summary. The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information on contingencies that could affect CIGNA’s results, see Note 17 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

Segment Reporting Changes

For information regarding changes to segment reporting, which were effective in the first quarter of 2000, see Note 15 to the Financial Statements.

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS

(In millions)

Financial Summary	2000	1999	1998

Premiums and fees	$13,425	$12,403	$11,421
Net investment income	606	571	589
Other revenues	581	528	474

Segment revenues	14,612	13,502	12,484
Benefits and expenses	13,434	12,406	11,530

Income before taxes	1,178	1,096	954
Income taxes	416	385	353

Operating income	$762	$711	$601

Realized investment gains
(losses), net of taxes	$6	$(2)	$54

Operating Income

Operating income for the Employee Health Care, Life and Disability Benefits segment increased 7% in 2000 and 18% in 1999. CIGNA categorizes this segment into HMO and Indemnity operations. HMO includes medical managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability and group life insurance operations.

Operating income for the HMO and Indemnity operations was as follows:

(In millions)	2000	1999	1998

HMO operations	$460	$401	$303
Indemnity operations	302	310	298

Total	$762	$711	$601

HMO results include net favorable after-tax adjustments of $7 million in 2000, $23 million in 1999 and $7 million in 1998. Excluding those items, the increases in HMO operating results for 2000 and 1999 primarily reflect the following:

o	higher earnings in the specialty health care operations (managed behavioral health, medical cost and utilization management, managed dental and managed pharmacy programs);
o	improved results in the guaranteed cost HMO business due to rate increases, partially offset by increased medical costs; and
o	in 1999, higher earnings in HMO alternative funding programs, reflecting membership growth.

In 2000, the improvements were partially offset by lower earnings in HMO alternative funding programs, reflecting higher operating expenses partially due to technology and customer service initiatives, offset by membership growth.

Indemnity results declined 3% in 2000, reflecting lower earnings in the following businesses:

o	long-term disability insurance, due to unfavorable underwriting and claims administration;
o	group life insurance, due to unfavorable mortality; and
o	guaranteed cost medical, due to unfavorable claim experience.

These declines were partially offset by higher earnings for health care experience-rated business and, to a lesser extent, health care Administrative Services Only (ASO) business.

The improvement in 1999 indemnity results primarily reflects the following:

o	higher earnings in the group life business;
o	improved results for the ASO health care business; and
o	favorable guaranteed cost medical claim experience.

Partially offsetting these increases in 1999 were lower earnings in the health care experience-rated and long-term disability businesses.

Premiums and Fees

Premiums and fees increased 8% in 2000 and 9% in 1999, primarily due to HMO and medical indemnity rate increases and membership growth.

Premium Equivalents

Management believes that business volume is best measured by “adjusted premiums and fees,” which are premiums and fees plus premium equivalents. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or experience-rated programs.

Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims. The most common alternative funding programs offered by CIGNA are minimum premium and ASO plans. CIGNA generally earns a lower margin on these programs than under guaranteed cost or experience-rated programs.

Adjusted premiums and fees were as follows for the year ended December 31:

(In millions)	2000	1999	1998

Premiums and fees	$13,425	$12,403	$11,421
Premium equivalents	17,782	15,385	13,039

Adjusted premiums and fees	$31,207	$27,788	$24,460

The 2000 increase of 16% and the 1999 increase of 18% in premium equivalents primarily reflect membership growth in HMO and Preferred Provider Organization (PPO) alternative funding programs and the effect of higher medical costs under these programs.

Premium and premium equivalents for 2000 included $905 million for Medicare operations. CIGNA substantially exited the Medicare business January 1, 2001. The exit is not expected to have a material effect on future results of operations of the segment.

Net Investment Income

Net investment income increased 6% in 2000 primarily resulting from additional invested assets in 2000 as compared with 1999 and, to a lesser extent, higher yields.

Net investment income decreased 3% in 1999 primarily because investment yields were lower than they were in 1998.

Medical Membership

At December 31, medical membership was as follows for the HMO and Indemnity operations:

(In millions)	2000	1999	1998

HMO	7.2	6.7	6.5
Indemnity (estimated)	7.1	6.6	6.2

HMO medical membership increased 7% in 2000 and 4% in 1999 as CIGNA gained members in alternative funding programs in both years and, to a lesser extent in 2000, in the guaranteed cost HMO program. In 1999, the increase was slightly offset by a decline in membership in the guaranteed cost HMO program.

Indemnity medical membership increased 7% in 2000 and 1999, reflecting growth in medical PPO membership partially offset by a decline in guaranteed cost indemnity programs.

Business Mix

Business mix, as measured by adjusted premiums and fees, was as follows for the year ended December 31:

	2000	1999	1998

HMO medical and dental	43%	44%	44%
Medical indemnity and PPO	41%	39%	38%
Dental indemnity and PPO	7%	8%	8%
Life insurance	6%	6%	7%
Long-term disability insurance	2%	2%	2%
Other insurance coverages	1%	1%	1%

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES

(In millions)

Financial Summary	2000	1999	1998

Premiums and fees	$350	$325	$303
Net investment income	1,617	1,605	1,613

Segment revenues	1,967	1,930	1,916
Benefits and expenses	1,607	1,537	1,551

Income before taxes	360	393	365
Income taxes	103	128	117

Operating income	$257	$265	$248

Realized investment gains
(losses), net of taxes	$(1)	$7	$25

Operating Income

Operating income in 2000 decreased 3%, reflecting lower interest margins on defined contribution business as well as higher operating expenses, partially offset by an increase in separate account fees due to business growth and a lower effective tax rate.

The increase in operating income of 7% in 1999 reflects higher earnings from an increased separate account asset base, partially offset by lower general account assets. The increase also reflects higher earnings from non-leveraged corporate life insurance business, resulting from an increased asset base.

Segment Revenues

Premiums and fees are principally asset management and administrative charges on general and separate account assets and amounts earned from non-leveraged corporate life insurance. Net investment income primarily represents earnings from general account assets. Most of this net investment income is credited to customers and included in benefits and expenses.

Segment revenues increased slightly in 2000 reflecting higher fees from separate account assets. In 1999, increases in fees from separate account assets were partially offset by lower net investment income due to lower general account assets.

Assets under Management

Assets under management are a determinant of earnings for this segment. The following table shows assets under management and related activity, including amounts attributable to separate accounts for the year ended December 31. Assets under management are affected by market value fluctuations of fixed maturities and equity securities.

(In millions)	2000	1999

Balance--January 1	$55,754	$52,929
Premiums and deposits	9,969	8,529
Investment results	4,762	5,085
Increase (decrease) in fair
value of assets	(4,623)	745
Customer withdrawals	(3,533)	(5,637)
Other, including participant
withdrawals and benefit payments	(7,175)	(5,897)

Balance--December 31	$55,154	$55,754

Premiums and deposits. In 2000, approximately 50% of premiums and deposits were from existing customers, and 50% were from sales to new customers and new plan sales to existing customers.

In 1999, approximately 59% of premiums and deposits were from existing customers, and 41% were from sales to new customers and new plan sales to existing customers.

Investment results. Investment results decreased 6% due to lower realized gains in 2000.

Fair value of assets. The fair value of assets decreased in 2000 primarily due to market value depreciation of equity securities in the separate accounts.

Customer withdrawals. Withdrawals were lower in 2000 because several large customer withdrawals occurred in 1999.

INTERNATIONAL LIFE, HEALTH AND EMPLOYEE BENEFITS

(In millions)

Financial Summary	2000	1999	1998

Premiums and fees	$2,042	$1,642	$1,227
Net investment income	148	124	115
Other revenues	4	71	4

Segment revenues	2,194	1,837	1,346
Benefits and expenses	2,120	2,216	1,309

Income (loss) before taxes	74	(379)	37
Income taxes (benefits)	26	(37)	20

Operating income (loss)	$48	$(342)	$17

Realized investment losses, net
of taxes	$--	$(1)	$--

Operating income (loss) for the International Life, Health and Employee Benefits segment included certain nonrecurring items summarized in the table below:

(In millions)	2000	1999	1998

Operating income (loss)	$48	$(342)	$17
Charge related to certain
Brazilian investments	--	400	--
Restructuring costs	--	3	1
Gain on sale of partial
interest in Japanese life
insurance operation	--	(43)	--

Adjusted operating income	$48	$18	$18

Adjusted Operating Income

Adjusted operating income was higher in 2000 than in 1999 because:

o	The life and group benefits operations, primarily Japan and Korea, had improved results;
o	International had $15 million in operating losses in 1999, before exiting a Brazilian health care operation; and
o	International experienced improved operating results from health care and other employee benefit products sales to expatriate employees of multinational companies.

These improvements were partially offset by higher expenses for international growth initiatives.

Adjusted operating income in 1999 primarily reflects favorable growth and product mix in the Japanese life insurance operation. This growth was partially offset by:

o	less favorable claim experience in the health care business for expatriate employees of multinational companies;
o	unfavorable economic conditions in Latin America; and
o	unfavorable mortality experience in the group life business.

Operating losses from Brazilian health care operations of $15 million in 1999 (excluding the charges noted above) were comparable with 1998.

Japanese Life Insurance Operation

CIGNA sold a 29% interest in its Japanese life insurance operation in 1999 and an additional 21% interest in January 2001, reducing CIGNA’s equity interest in this business to 40%. As a result of the January 2001 partial sale, CIGNA will no longer consolidate the assets, liabilities, revenues and expenses of this operation on a prospective basis. Segment revenues attributable to this operation were $1.4 billion in 2000, and operating income (which excludes earnings attributable to the minority interest) was $56 million.

CIGNA is considering selling its remaining interest in the Japanese life insurance operation to Yasuda. During 2001, CIGNA expects to stop recognizing earnings from this operation, depending on the ultimate sales price and CIGNA’s ability to pursue other alternatives.

Brazilian Operations

During 1999, CIGNA completed a review of its Brazilian operations, including analyses of future estimated cash flows. These operations consisted primarily of a health care operation and a managed health care business. After completing this review, CIGNA withdrew from the health care operation, but continued operating the managed health care business. To reflect these actions, CIGNA recorded an aggregate after-tax charge of $400 million in 1999, consisting of the following items:

o	$305 million for the carrying value of the health care operation, certain loans guaranteed by CIGNA and exit costs; and
o	$95 million for impairment of other investments, primarily goodwill.

CIGNA’s withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Premiums and Fees

Premiums and fees increased 24% in 2000 and 34% in 1999. Excluding the effects of foreign currency changes, premiums and fees increased 21% in 2000 and 26% in 1999. These increases reflect:

o	growth in life and group benefits business, primarily in Japan and Korea; and
o	higher premiums and fees for health care and other employee benefit product sales to expatriate employees of multinational companies.

International Expansion

CIGNA expects to pursue international growth through acquisitions and other investments. This strategy will continue to result in start-up costs and could result in initial losses for those operations.

OTHER OPERATIONS

(In millions)

Financial Summary	2000	1999	1998

Premiums and fees	$511	$659	$551
Net investment income	522	581	771
Other revenues	191	190	511

Segment revenues	1,224	1,430	1,833
Benefits and expenses	1,272	1,218	1,329

Income (loss) before taxes	(48)	212	504
Income taxes (benefits)	(22)	73	175

Operating income (loss)	(26)	139	329
Charges for the run-off
reinsurance business	127	--	--
Gain on sale of individual life
insurance and annuity business	--	--	(202)

Adjusted operating income	$101	$139	$127

Realized investment gains
(losses), net of taxes	$(1)	$--	$9

Other Operations includes:

o	as discussed in Acquisitions and Dispositions on pages 21-22, the deferred gains recognized from:
o	the 1998 sale of the individual life insurance and annuity business; and
o	the 2000 sale of certain reinsurance operations;
o	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
o	reinsurance operations (consisting of the sold reinsurance operations prior to the date of sale and the run-off reinsurance business);
o	settlement annuity business; and
o	certain investment management services initiatives.

Adjusted Operating Income

Adjusted operating income declined in 2000 because:

o	CIGNA sold a portion of its reinsurance business in the middle of 2000 and, in addition, had lower earnings from that business prior to its sale; and
o	CIGNA’s investment management services business undertook certain initiatives that involved start-up costs.

The increase in 1999 adjusted operating income reflects improved results in the health, accident and specialty life reinsurance businesses, partially offset by a reduction in leveraged corporate life insurance business due to policy surrenders.

Reinsurance Charges

During 2000, CIGNA recorded after-tax charges for the run-off reinsurance business (see page 21) totaling $127 million, as follows:

o

A charge of $84 million to strengthen reserves, following a review of reserve assumptions for certain specialty life reinsurance contracts. These contracts guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments.

o	A charge of $40 million to strengthen reserves for accident reinsurance contracts.
o	A charge of $3 million for restructuring costs (principally severance).

Premiums and Fees

Premiums and fees decreased 22% in 2000 and increased 20% in 1999. The 2000 decrease primarily reflects lower premiums from the reinsurance business, a portion of which was sold in the middle of 2000.

The 1999 increase reflects growth in the personal accident reinsurance business, partially offset by a reduced volume of health reinsurance premiums.

Net Investment Income

Net investment income decreased 10% in 2000 and 25% in 1999, primarily because CIGNA held fewer assets from leveraged corporate life insurance.

Other Revenues

Other revenues in 1998 includes a pre-tax gain of $316 million from the sale of the individual life insurance and annuity business.

Other Matters

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to decline. In 2000, revenues of $298 million and operating income of $36 million were from products affected by this legislation.

Unicover and London Reinsurance. The run-off reinsurance operations includes approximately a 35% share in the primary layer of a workers’ compensation reinsurance pool, which was formerly managed by Unicover Managers, Inc. The pool had obtained reinsurance for a significant portion of its exposure to claims, but disputes have arisen regarding this reinsurance (retrocessional) coverage. The retrocessionaires have commenced arbitration in the United States against Unicover and the pool members, seeking rescission or damages. In addition, two of the retrocessionaires have commenced a separate arbitration in the United Kingdom asserting that CIGNA provides additional retrocessional coverage to them, which CIGNA denies.

CIGNA has also ceded other reinsurance business in the London market. Some retrocessionaires are disputing the validity of these reinsurance contracts with CIGNA. Arbitration over some of these disputes has commenced.

Resolution of these matters is likely to take some time and the outcomes are uncertain. If some or all of the arbitration results are unfavorable, CIGNA could incur losses material to its consolidated results of operations. However, management does not expect the arbitration results to have a material adverse effect on CIGNA’s liquidity or financial condition.

CORPORATE

(In millions)

Financial Summary	2000	1999	1998

Operating loss	$(58)	$(78)	$(97)

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations and certain corporate overhead expenses (see Note 15 to the Financial Statements for information regarding a change in the allocation of these expenses).

The lower operating loss for 2000 primarily reflects the allocation of certain overhead expenses to the operating segments in 2000 and the absence of a $7 million after-tax restructuring charge (primarily severance-related costs) recognized in 1999 for cost reduction initiatives. These improvements were partially offset by lower net investment income, which was primarily attributable to a reduction in investments due to share repurchase activity.

The reduced operating loss in 1999 primarily reflects higher net investment income resulting from the investment of the proceeds of the sale of the property and casualty business in 1999. This improvement was partially offset by the $7 million after-tax restructuring charge recorded in 1999.

DISCONTINUED PROPERTY AND CASUALTY OPERATIONS

(In millions)

Financial Summary	1999	1998

Revenues	$1,863	$3,850
Income (loss) before income
taxes (benefits)	$(48)	$152
Income taxes (benefits)	(20)	46

Income (loss) from operations	(28)	106
Gain on sale, net of taxes of
$1,152	1,194	--

Income from discontinued
operations	$1,166	$106

On July 2, 1999, CIGNA sold its property and casualty business. (See Acquisitions and Dispositions on page 21 for additional information.)

The loss from operations for 1999 includes results through the sale date. The decline in results in 1999 is primarily attributable to:

o	a charge of $67 million resulting from account and other financial reviews of an insurance-related service business;
o	unfavorable claim experience;
o	declining results from insurance-related service business; and
o	the effects of continued competitive conditions in the property and casualty insurance markets.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2000	1999	1998

Short-term investments	$166	$950	$242
Cash and cash equivalents	$2,206	$2,232	$1,986
Short-term debt	$146	$57	$272
Long-term debt	$1,163	$1,359	$1,428
Shareholders' equity	$5,413	$6,149	$8,277

Liquidity

CIGNA’s operations have liquidity requirements that vary among the principal product lines.

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

CIGNA normally meets its operating requirements by:

o	maintaining appropriate levels of liquidity in its investment portfolio;
o	using cash flows from operating activities (operating cash flows); and
o	matching investment maturities to the estimated duration of the related insurance and contractholder liabilities.

Operating cash flows consist of operating income adjusted to reflect the timing of cash receipts and disbursements for premiums and fees, investment income and benefits, losses and expenses.

CIGNA’s insurance subsidiaries are subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to their shareholders without prior approval of regulatory authorities. These restrictions may result in limitations on the use of operating cash flows of the insurance subsidiaries for CIGNA’s general corporate purposes.

Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant combined amounts of short-term investments and cash and cash equivalents. However, the demand for funds may exceed available cash if:

o	management uses cash for investment opportunities;
o	a substantial insurance or contractholder liability becomes due before related investment assets mature; or
o	insurance subsidiaries are unable to distribute cash due to regulatory restrictions.

In those cases, CIGNA’s size and diversity provide the flexibility to satisfy liquidity needs through short-term borrowings. As of December 31, 2000, CIGNA had available approximately $435 million in committed and uncommitted bank lines of credit.

Cash flows from continuing operations for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Operating activities	$1,685	$1,817	$886
Investing activities	$(907)	$2,495	$871
Financing activities	$(774)	$(4,213)	$(1,553)

Cash and cash equivalents decreased $26 million in 2000 and increased $246 million in 1999. Cash flows from investing and financing activities are due to the following:

2000:

o	Cash used in investing activities consisted of net investment purchases, partially offset by net sales of short-term investments to fund the repurchase of CIGNA’s common stock.
o

Cash used in financing activities consisted of payments of dividends on and repurchase of CIGNA’s common stock ($1.9 billion) and repayment of debt ($102 million), partially offset by net deposits and interest credited to contractholder deposit funds ($1.2 billion).

1999:

o	Cash provided by investing activities primarily reflected $3.45 billion of proceeds received upon the sale of the property and casualty business, partially offset by net investment purchases.
o

Cash used in financing activities primarily reflected the payment of dividends on and repurchase of CIGNA’s common stock ($3.3 billion), repayment of debt ($284 million) and net withdrawals from contractholder deposit funds ($705 million).

Capital Resources

CIGNA’s capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) represent funds available for long-term business commitments. Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase.

Senior management and the Board of Directors, guided by regulatory requirements, determine the amount of capital resources that CIGNA maintains. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.

CIGNA’s financial strength provides the capacity and flexibility to raise funds in the capital markets. In January 2001, CIGNA issued $250 million of 7% notes due in 2011. Subsequent to the issuance of these notes, CIGNA had $750 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.

CIGNA’s Board of Directors has authorized a stock repurchase plan. Decisions to repurchase shares depend on market conditions and available alternative uses of capital. Stock repurchase activity for the year ended December 31 was as follows:

(In millions, except per share amounts)	2000	1999	1998

Shares repurchased	19.2	36.7	12.4
Cost of shares repurchased	$1,681	$3,055	822
Average price per share	$87.32	$83.24	$66.29

From January 1, 2001 through February 28, 2001, approximately 1.6 million shares were repurchased for $175 million. The total remaining share repurchase authorization as of February 28, 2001, was $379 million.

INVESTMENT ASSETS

Information regarding investment assets, excluding separate account assets, held by CIGNA as of December 31 is presented below. Additional information regarding CIGNA’s investment assets and related accounting policies is included in Notes 2, 4 and 5 to the Financial Statements and in CIGNA’s Form 10-K.

(In millions)

Financial Summary	2000	1999

Fixed maturities	$24,776	$22,944
Equity securities	569	585
Mortgage loans	9,768	9,737
Policy loans	2,987	3,079
Real estate	528	789
Other long-term investments	1,014	821
Short-term investments	166	950

Total investment assets	$39,808	$38,905

A significant portion of CIGNA’s investment assets are attributable to experience-rated policyholder contracts. The following table shows, as of December 31, the percentage of certain categories of investment assets that are held under policyholder contracts:

	2000	1999

Fixed maturities	37%	36%
Mortgage loans	59%	59%
Real estate	60%	65%
Other long-term investments	70%	67%

Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA’s net income except under unusual circumstances.

Fixed Maturities

The fair value of investments in fixed maturities (bonds) as of December 31 was as follows:

(In millions)	2000	1999

Federal government and agency	$777	$803
State and local government	1,555	1,214
Foreign government	1,839	1,752
Corporate	14,772	13,465
Federal agency mortgage-backed	511	862
Other mortgage-backed	2,132	1,720
Other asset-backed	3,190	3,128

Total	$24,776	$22,944

Additional information regarding fixed maturities follows.

Quality ratings. As of December 31, 2000, $23.2 billion, or 94% of the fixed maturities in CIGNA’s investment portfolio, were investment grade (Baa and above, or equivalent), and the remaining $1.6 billion were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum. Approximately 23% of CIGNA’s below investment grade securities are attributable to policyholder contracts.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. CIGNA has several controls on its participation in private placements. In particular, CIGNA performs a credit analysis of each issuer, diversifies investments by industry and issuer and requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted.

Because of the higher yields and the inherent risk associated with privately placed investments and below investment grade securities, gains or losses from such investments could significantly affect future results of operations. However, management does not expect such gains or losses to be material to CIGNA’s liquidity or financial condition.

Asset-backed securities are debt obligations secured by pools of federal agency mortgage-backed securities, other mortgage-backed securities, corporate debt obligations or consumer loans. CIGNA’s investment in asset-backed securities includes collateralized mortgage obligations (CMOs) of $1 billion at December 31, 2000, and $1.5 billion at December 31, 1999. These investments were carried at fair value, with an amortized cost of $1 billion at December 31, 2000, and $1.6 billion at December 31, 1999.

Certain of the CMOs that CIGNA holds are backed by Aaa/AAA-rated federal agencies. Most of the remaining CMOs have high quality ratings because credit enhancements have been provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies.

CIGNA’s CMO holdings are concentrated in securities with limited prepayment, extension and default risk.

Mortgage Loans

CIGNA’s mortgage loans are diversified by property type, location and borrower to reduce exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans through the review of loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

Problem and Potential Problem Bonds and Mortgage Loans

Problem bonds and mortgage loans are delinquent or have been restructured as to terms (interest rate or maturity date). Potential problem bonds and mortgage loans are fully current, but management believes they have certain characteristics that increase the likelihood that they will become “problems.” CIGNA also considers mortgage loans to be potential problems if the borrower has requested restructuring, or principal or interest payments are past due by more than 30 but fewer than 60 days.

The following table shows problem and potential problem bonds and mortgage loans as of December 31, including amounts attributable to policyholder contracts:

(In millions)	2000	1999

Problem bonds, including $14 at
2000 and 1999 related to
emerging market investments	$158	$151
Potential problem bonds	$123	$77
Problem mortgage loans	$108	$85
Potential problem mortgage loans	$89	$149

Real Estate

Investment real estate includes both income-producing property and real estate held for sale. Most of the real estate held for sale in 2000 and 1999 was office buildings and retail facilities that were acquired as a result of foreclosure of mortgage loans.

As of December 31, investment real estate (including amounts attributable to policyholder contracts) and related cumulative write-downs and valuation reserves were as follows:

(In millions)	2000	1999

Real estate held for sale	$308	$450
Less cumulative write-downs	37	100
Less valuation reserves	22	38

	249	312

Real estate held to produce
income	322	523
Less cumulative write-downs	43	46

	279	477

Investment real estate	$528	$789

At December 31, 2000 and 1999, 60% of the carrying value of the properties acquired through foreclosure were attributable to policyholder contracts.

Summary

The effect of investment asset write-downs (recoveries) and changes in valuation reserves on CIGNA’s net income and amounts attributable to policyholder contracts were as follows:

(In millions)	2000	1999	1998

CIGNA	$46	$18	$(3)
Policyholder contracts	$43	$19	$4

The effect of non-accruals (investments for which investment income is only recognized when payment is received due to the risk profile of the investments) was not material to CIGNA’s results of operations, liquidity, financial condition and policyholder contracts for these periods.

The deteriorating domestic economy is likely to cause additional investment losses, although CIGNA does not currently expect them to materially affect future results of operations, liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK OF FINANCIAL INSTRUMENTS

CIGNA’s Market Risks

CIGNA’s assets and liabilities include financial instruments subject to the risk of potential losses from adverse changes in market rates and prices. CIGNA’s primary market risk exposures are:

o	Interest-rate risk on fixed-rate, domestic, medium-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return.
o

Foreign currency exchange rate risk of the U.S. dollar to the yen, the euro, the Canadian dollar, the Korean won, and the Chilean peso. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.

o

Equity price risk for stocks and for reinsurance contract guarantees for variable annuity account values with underlying mutual fund investments. CIGNA’s investment in domestic equity securities (which are primarily managed to mirror the S&P 500) was $505 million at December 31, 2000, and $541 million at December 31, 1999. CIGNA held $64 million in international securities at December 31, 2000, and $44 million at December 31, 1999. Substantially all of CIGNA’s international securities were issued by entities based in developed countries, such as Japan and certain European countries. Reinsurance contract guarantees for variable annuity account values are based primarily on underlying domestic stock and bond mutual funds.

CIGNA’s Management of Market Risks

CIGNA predominantly relies on three techniques to manage its exposure to market risk:

o

Investment/liability matching. CIGNA generally selects investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of its related insurance and contractholder liabilities so that CIGNA can match the investments to its obligations. Medium-term, fixed-rate investments support interest-sensitive, experience-rated and health liabilities. Shorter- and longer-term investments support generally shorter- and longer-term life and health claim liabilities. Longer-term investments generally support longer-term, fully guaranteed products—such as annuities.

o

Use of local currencies for foreign operations. CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies. This substantially limits exchange rate risk to net assets denominated in foreign currencies.

o	Use of derivatives. CIGNA generally uses derivative financial instruments to minimize certain market risks.

See Notes 2(C) and 4(F) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

Effect of Market Fluctuations on CIGNA

The hypothetical examples shown in the table that follows illustrate the effect of changes in market rates or prices on the fair value of certain financial instruments. Actual results could differ materially because the examples were developed using estimates and assumptions. In addition, some financial instruments are excluded from the hypothetical effects. Specifically, because gains and losses in separate accounts generally accrue to policyholders, the hypothetical effects do not include separate account assets and liabilities. Also, insurance contract liabilities (53% of CIGNA’s non-separate account liabilities at December 31, 2000, and December 31, 1999) and reinsurance recoverables on unpaid losses (12% of CIGNA’s non-separate account assets at December 31, 2000, and December 31, 1999) are not included.

Subject to these exclusions, the hypothetical effects of changes in market rates or prices on the fair values of financial instruments would have been as follows as of December 31:

Market scenario for certain noninsurance financial	Loss in fair value
instruments	2000	1999

100 basis point increase in
interest rates	$950 million	$1.0 billion
10% strengthening in U.S. dollar
to each foreign currency	$400 million	$380 million
10% decrease in market prices
for equity exposures	$60 million	$70 million

The effect of an increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling. The effect of a strengthening of the U.S. dollar relative to each of the foreign currencies held by CIGNA was estimated as 10% of the U.S. dollar equivalent fair value. The effect of a decrease in the market prices of equity securities was estimated as 10% of their fair value.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in CIGNA’s filings with the Securities and Exchange Commission and in its reports to shareholders. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions the reader that actual results could differ materially from those that management expects, depending on the outcome of certain factors. In some cases, CIGNA describes uncertainties when offering a forward-looking statement. Some factors that could cause CIGNA’s actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation  challenges to, and new regulatory requirements imposed on, CIGNA’s health care business (see Health care regulation on page 22 for more information);

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant changes in interest rates;
5.	significant and sustained stock market declines, which could trigger payments contingent on certain variable annuity account values (see Other Operations on page 26 for more information);
6.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
7.	changes in federal income tax laws.

This list of important factors may not be complete. CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to the next required filing with the Securities and Exchange Commission.

Consolidated Statements of Income

(In millions, except per share amounts)

For the years ended December 31,	2000	1999	1998

Revenues
Premiums and fees	$16,328	$15,029	$13,502
Net investment income	2,942	2,959	3,115
Other revenues	717	730	947
Realized investment gains	7	8	134

Total revenues	19,994	18,726	17,698

Benefits, Losses and Expenses
Benefits, losses and settlement expenses	13,487	12,464	11,670
Policy acquisition expenses	268	251	201
Other operating expenses	4,742	4,792	3,969

Total benefits, losses and expenses	18,497	17,507	15,840

Income from Continuing Operations before Income Taxes	1,497	1,219	1,858

Income taxes (benefits):
Current	583	473	839
Deferred	(73)	47	(167)

Total taxes	510	520	672

Income from Continuing Operations	987	699	1,186

Discontinued Operations
Income (loss) from operations, net of taxes	--	(28)	106
Gain on sale, net of taxes	--	1,194	--

Income from Discontinued Operations	--	1,166	106

Income before Cumulative Effect of Accounting Change	987	1,865	1,292
Cumulative Effect of Accounting Change, Net of Taxes	--	(91)	--

Net Income	$987	$1,774	$1,292

Basic Earnings Per Share
Income from continuing operations	$6.18	$3.59	$5.62
Income from discontinued operations	--	5.99	0.50

Income before cumulative effect of accounting change	6.18	9.58	6.12
Cumulative effect of accounting change, net of taxes	--	(0.46)	--

Net income	$6.18	$9.12	$6.12

Diluted Earnings Per Share
Income from continuing operations	$6.08	$3.54	$5.56
Income from discontinued operations	--	5.91	0.49

Income before cumulative effect of accounting change	6.08	9.45	6.05
Cumulative effect of accounting change, net of taxes	--	(0.46)	--

Net income	$6.08	$8.99	$6.05

The Notes to the Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

As of December 31,		2000		1999

Assets
Investments:
Fixed maturities, at fair value (amortized cost, $24,163; $23,111)		$24,776		$22,944
Equity securities, at fair value (cost, $359; $286)		569		585
Mortgage loans		9,768		9,737
Policy loans		2,987		3,079
Real estate		528		789
Other long-term investments		1,014		821
Short-term investments		166		950

Total investments		39,808		38,905
Cash and cash equivalents		2,206		2,232
Accrued investment income		533		500
Premiums, accounts and notes receivable		2,814		2,475
Reinsurance recoverables		7,228		6,768
Deferred policy acquisition costs		1,052		927
Property and equipment		879		715
Deferred income taxes		1,199		1,156
Other assets		475		517
Goodwill and other intangibles		1,878		1,955
Separate account assets		37,016		39,183

Total assets		$95,088		$95,333

Liabilities
Contractholder deposit funds		$27,603		$26,599
Unpaid claims and claim expenses		4,795		4,135
Future policy benefits		13,252		12,625
Unearned premiums		589		674

Total insurance and contractholder liabilities		46,239		44,033
Accounts payable, accrued expenses and other liabilities		5,111		4,552
Short-term debt		146		57
Long-term debt		1,163		1,359
Separate account liabilities		37,016		39,183

Total liabilities		89,675		89,184

Contingencies -- Note 17
Shareholders' Equity
Common stock (shares issued, 269; 267)		67		67
Additional paid-in capital		2,966		2,825
Net unrealized appreciation (depreciation), fixed maturities	$163		$(36)
Net unrealized appreciation, equity securities	130		184
Net translation of foreign currencies	4		18
Minimum pension liability adjustment	(76)		--

Accumulated other comprehensive income		221		166
Retained earnings		9,081		8,290
Less treasury stock, at cost		(6,922)		(5,199)

Total shareholders' equity		5,413		6,149

Total liabilities and shareholders' equity		$95,088		$95,333

Shareholders' Equity Per Share		$35.61		$36.24

The Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

(In millions, except per share amounts)

For the years ended December 31,	2000		1999		1998

	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity

Common Stock, beginning of year		$67		$66		$66
Issuance of common stock for employee
benefit plans		--		1		--

Common Stock, end of year		67		67		66

Additional Paid-In Capital, beginning of year		2,825		2,719		2,655
Issuance of common stock for employee
benefit plans		141		106		64

Additional Paid-In Capital, end of year		2,966		2,825		2,719

Accumulated Other Comprehensive Income,
beginning of year		166		842		758
Net unrealized appreciation (depreciation),
fixed maturities	$199	199	$(786)	(786)	$(2)	(2)
Net unrealized appreciation (depreciation),
equity securities	(54)	(54)	(22)	(22)	74	74

Net unrealized appreciation (depreciation) on
investments	145		(808)		72
Net translation of foreign currencies	(14)	(14)	132	132	12	12
Minimum pension liability adjustment	(76)	(76)	--		--

Other comprehensive income (loss)	55		(676)		84

Accumulated Other Comprehensive Income,
end of year		221		166		842

Retained Earnings, beginning of year		8,290		6,746		5,696
Net income	987	987	1,774	1,774	1,292	1,292
Common dividends declared
(per share: $1.24; $1.20; $1.15)		(196)		(230)		(242)

Retained Earnings, end of year		9,081		8,290		6,746

Treasury Stock, beginning of year		(5,199)		(2,096)		(1,243)
Repurchase of common stock		(1,681)		(3,055)		(822)
Other treasury stock transactions, net		(42)		(48)		(31)

Treasury Stock, end of year		(6,922)		(5,199)		(2,096)

Total Comprehensive Income and
Shareholders' Equity	$1,042	$5,413	$1,098	$6,149	$1,376	$8,277

The Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In millions)

For the years ended December 31,	2000	1999	1998

Cash Flows from Operating Activities
Income from continuing operations	$987	$699	$1,186
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:
Insurance liabilities	1,294	1,151	764
Reinsurance recoverables	(453)	(99)	(159)
Deferred policy acquisition costs	(164)	(133)	(120)
Premiums, accounts and notes receivable	(331)	(420)	(338)
Accounts payable, accrued expenses and other liabilities	450	87	92
Deferred income taxes	(73)	47	(167)
Realized investment gains	(7)	(8)	(134)
Depreciation and goodwill amortization	233	225	218
Gains on sales of businesses (excluding discontinued operations)	(99)	(163)	(418)
Charge attributable to Brazilian investments	--	478	--
Other, net	(152)	(47)	(38)

Net cash provided by operating activities of continuing operations	1,685	1,817	886

Cash Flows from Investing Activities
Proceeds from investments sold:
Fixed maturities	2,951	3,033	3,395
Equity securities	168	107	137
Mortgage loans	350	810	1,271
Other (primarily short-term investments)	2,399	3,433	1,003
Investment maturities and repayments:
Fixed maturities	2,160	2,773	3,213
Mortgage loans	968	466	470
Investments purchased:
Fixed maturities	(6,120)	(5,925)	(5,903)
Equity securities	(247)	(119)	(64)
Mortgage loans	(1,499)	(1,511)	(1,851)
Other (primarily short-term investments)	(1,702)	(3,692)	(1,349)
Sale of property and casualty business	--	3,450	--
Sale of individual life insurance and annuity business, net proceeds	--	--	1,296
Other acquisitions and dispositions, net cash provided (used)	45	107	(336)
Other, net	(380)	(437)	(411)

Net cash provided by (used in) investing activities of continuing
operations	(907)	2,495	871

Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds	8,765	7,585	7,050
Withdrawals and benefit payments from contractholder deposit funds	(7,613)	(8,290)	(7,097)
Net change in short-term debt	--	(257)	(348)
Repayment of long-term debt	(102)	(27)	(108)
Repurchase of common stock	(1,696)	(3,028)	(833)
Issuance of common stock	72	42	26
Common dividends paid	(200)	(238)	(243)

Net cash used in financing activities of continuing operations	(774)	(4,213)	(1,553)

Effect of foreign currency rate changes on cash and cash equivalents	(30)	9	22
Net cash (to) from discontinued operations	--	138	(72)

Net increase (decrease) in cash and cash equivalents	(26)	246	154
Cash and cash equivalents, beginning of year	2,232	1,986	1,832

Cash and cash equivalents, end of year	$2,206	$2,232	$1,986

Supplemental Disclosure of Cash Information:
Income taxes paid, net of refunds	$457	$511	$843
Interest paid	$105	$116	$128

The Notes to the Financial Statements are an integral part of these statements.

Notes to the Financial Statements

Note 1 — Description of Business

CIGNA Corporation’s subsidiaries provide employee benefits offered through the workplace, including health care products and services, group life, accident and disability insurance, retirement products and services and investment management. CIGNA operates throughout the United States and in selected international locations.

Note 2 — Summary of Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries, which are referred to collectively as “CIGNA.”

These consolidated financial statements were prepared in conformity with generally accepted accounting principles. Amounts recorded in the financial statements reflect management’s estimates and assumptions about medical costs, interest rates and other factors. Significant estimates are discussed in these Notes.

Results of the property and casualty business are reported as discontinued operations because CIGNA sold that business in July 1999 (see Note 3). Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations. Certain other reclassifications have been made to prior years amounts to conform to the 2000 presentation.

B. Recent Accounting Pronouncements

Derivative instruments and hedging activities. Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives that hedge market risk related to future cash flows, in accumulated other comprehensive income.

CIGNA will implement SFAS No. 133 as of January 1, 2001, recording the cumulative effect of adoption in net income and accumulated other comprehensive income. Implementation of SFAS No. 133 is expected to adjust net income and accumulated other comprehensive income each by less than $5 million. Although the requirement to record derivatives at fair value adds volatility to net income and other comprehensive income, CIGNA does not expect the effect of this requirement to be material to its results of operations or financial condition because of CIGNA’s limited use of derivatives.

Insurance-related assessments. CIGNA adopted Statement of Position (SOP) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments,” as of January 1, 1999. Issued by the American Institute of Certified Public Accountants, this SOP guides companies in measuring and recording liabilities for insolvency fund and other insurance-related assessments, such as workers’ compensation second injury funds, medical risk pools and charges for operating expenses of state regulatory bodies. The cumulative effect of adopting SOP 97-3 was a $91 million ($140 million pre-tax) reduction in CIGNA’s net income. Most of this effect was attributable to the property and casualty business. That business has been sold and is reported as discontinued operations.

C. Financial Instruments

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments include investments (such as fixed maturities and equity securities), short- and long-term debt, and off-balance-sheet instruments (such as investment and loan commitments and financial guarantees). These instruments may change in value due to interest rate and market fluctuations, and most have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements (such as fixed maturities and equity securities) are carried in the financial statements at amounts that approximate fair value. At the end of 2000 and 1999, the fair values of mortgage loans, contractholder deposit funds and long-term debt were not materially different from their carrying amounts. Fair values of off-balance-sheet financial instruments were not material.

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

D. Investments

CIGNA’s accounting policies for investment assets are discussed below.

Fixed maturities and mortgage loans. Investments in fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. These investments are classified as available for sale and are carried at fair value. Fixed maturities are considered impaired, and amortized cost is written down to fair value, when management expects a decline in value to persist.

Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. Mortgage loans are considered impaired when it is probable that CIGNA will not collect amounts due according to the terms of the loan agreement.

When an investment is current, CIGNA recognizes interest income when it is earned. CIGNA stops recognizing interest income on fixed maturities and mortgage loans when they are delinquent or have been restructured as to terms (interest rate or maturity date). Net investment income on these investments is only recognized when interest payments are received.

Real estate. Investment real estate can be held to produce income or for sale.

CIGNA carries real estate held to produce income at depreciated cost less any write-downs to fair value due to impairment. Depreciation is generally calculated using the straight-line method based on the estimated useful life of the particular real estate asset.

CIGNA acquires most real estate held for sale through foreclosure of mortgage loans. At the time of foreclosure, properties are valued at fair value less estimated costs to sell, and are reclassified from mortgage loans to real estate held for sale. After foreclosure, these investments are carried at the lower of fair value at foreclosure or current fair value, less estimated costs to sell, and are no longer depreciated. Valuation reserves reflect changes in fair value after foreclosure. CIGNA rehabilitates, re-leases and sells foreclosed properties held for sale. This process usually takes from two to four years unless management considers a near-term sale preferable.

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

Other long-term investments. Other long-term investments includes assets in the separate accounts in excess of contractholder liabilities. These assets are carried at market value.

Investment gains and losses. Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, and are based on specifically identified assets. CIGNA’s net income does not include gains and losses on investment assets related to experience-rated pension policyholders’ contracts and participating life insurance policies (policyholder share) because these amounts generally accrue to the policyholders.

Unrealized gains and losses on investments carried at fair value are included in accumulated other comprehensive income, net of policyholder share and deferred income taxes.

Derivative financial instruments. Note 4(F) discusses CIGNA’s accounting policies for derivative financial instruments.

E. Cash and Cash Equivalents

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F. Reinsurance Recoverables

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
o

Annuity and other individual life insurance (primarily international) products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods.

o	Other products are expensed as incurred.

Management estimates future revenues less expected claims on products that carry deferred policy acquisition costs. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense.

H. Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also, eligible costs for internal-use software development are capitalized. CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset. Accumulated depreciation and amortization was $996 million at December 31, 2000, and $877 million at December 31, 1999.

I. Other Assets

Other assets consist primarily of various insurance-related assets.

J. Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Other intangible assets primarily represent purchased customer lists and provider contracts.

CIGNA amortizes goodwill and other intangibles on a straight-line basis over periods ranging from five to 40 years. Management revises amortization periods if it believes there has been a change in the length of time that the intangibles will continue to have value. Accumulated amortization was $394 million at December 31, 2000, and $317 million at December 31, 1999.

For businesses that have recorded goodwill, management analyzes historical and estimated future income or undiscounted cash flows. If this analysis yields amounts that are lower than the amount recorded as goodwill, CIGNA reduces goodwill and records an expense.

K. Separate Accounts

Separate account assets and liabilities are policyholder funds maintained in accounts with specific investment objectives. These accounts are carried at market value. The investment income, gains and losses of these accounts generally accrue to the policyholders and are not included in CIGNA’s revenues and expenses.

L. Contractholder Deposit Funds

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

N. Future Policy Benefits

Future policy benefits are liabilities for estimated future obligations under traditional life and health policies and annuity products currently in force. These obligations are estimated using techniques that rely on assumptions as to estimated premiums, future investment yield, mortality, morbidity and withdrawals that allow for adverse deviation.

Specifically, the estimates for individual life insurance and annuity future policy benefits are computed using interest rate assumptions that generally decline over the first 20 years and range from 2% to 11%. Mortality, morbidity and withdrawal assumptions are based on either CIGNA’s own experience or actuarial tables.

O. Unearned Premiums

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

Q. Translation of Foreign Currencies

CIGNA’s foreign operations primarily use the local currency as their functional currency. CIGNA uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. The translation gain or loss on functional currencies, net of applicable taxes, is generally reflected in accumulated other comprehensive income. CIGNA uses average exchange rates during the year to translate revenues and expenses into U.S. dollars.

R. Premiums and Fees, Revenues and Related Expenses

Premiums for group life, accident and health insurance and managed care coverages are recognized as revenue on a pro rata basis over the contract period. Benefits, losses and settlement expenses are recognized when incurred.

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.

Revenue for investment-related products is recognized as follows:

o	Net investment income on assets supporting investment-related products is recognized as earned.
o	Contract fees, which are based upon related administrative expenses, are assessed against the customer’s fund balance ratably over the contract year.

Benefit expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions.

Revenue for universal life products is recognized as follows:

o	Net investment income on assets supporting universal life products is recognized as earned.
o	Fees for mortality are recognized ratably over the policy year.
o	Administration fees are recognized as services are provided.
o	Surrender charges are recognized as earned.

Benefit expenses for universal life products consist of benefit claims in excess of policyholder account balances. Expenses are recognized when claims are filed, and income is credited in accordance with contract provisions.

S. Participating Business

CIGNA’s participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA’s life insurance subsidiaries. Participating insurance accounted for approximately 6% of CIGNA’s total life insurance in force at the end of 2000, 1999 and 1998.

T. Income Taxes

CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return.

CIGNA’s foreign subsidiaries file tax returns in accordance with applicable foreign law. Tax returns for domestic subsidiaries owning foreign affiliates include taxable income reported and credits for taxes paid by those foreign affiliates.

CIGNA generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes (temporary differences).

Note 9 contains detailed information about CIGNA’s income taxes.

Note 3 — Acquisitions and Dispositions

CIGNA conducts regular strategic and financial reviews of its businesses to ensure that capital is used effectively. As a result of these reviews, CIGNA may acquire or dispose of assets, subsidiaries or lines of business. Significant transactions for 2000, 1999 and 1998 are described below.

Sale of portions of U.S. life reinsurance business. As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement. The gain will be recognized on a declining basis over the remaining life of the reinsured business, primarily over 15 years. CIGNA recognized $7 million of the deferred gain in 2000.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off (run-off reinsurance business) and, accordingly, stopped underwriting new reinsurance business. During 2000, CIGNA recorded charges totaling $127 million after-tax for the run-off reinsurance business, as follows:

o

A charge of $84 million to strengthen reserves, following a review of reserve assumptions for certain specialty life reinsurance contracts. These contracts guarantee certain minimum death benefits if variable annuity account values decline. These values are derived from underlying equity and bond mutual fund investments.

o	A charge of $40 million to strengthen reserves for accident reinsurance contracts.
o	A charge of $3 million for restructuring costs (principally severance).

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion.

Summarized results of operations for these discontinued operations are outlined below:

(In millions)	1999	1998

Revenues	$1,863	$3,850
Income (loss) before income taxes (benefits)	$(48)	$152
Income taxes (benefits)	(20)	46

Income (loss) from operations	(28)	106
Gain on sale, net of taxes of $1,152	1,194	--

Income from discontinued operations	$1,166	$106

The gain on the sale includes the recognition of after-tax foreign currency translation losses of $139 million (net of tax benefits of $80 million) and net unrealized appreciation on securities of $163 million (net of taxes of $65 million).

Brazilian investments. During 1999, CIGNA completed a review of its Brazilian operations, including analyses of future estimated cash flows. These operations consisted primarily of a health care operation and a managed health care business. After completing this review, CIGNA withdrew from the health care operation, but continued operating the managed health care business. To reflect these actions, CIGNA recorded an aggregate after-tax charge of $400 million, consisting of the following items:

o	$305 million for the carrying value of the health care operation, certain loans guaranteed by CIGNA and exit costs; and
o	$95 million for impairment of other investments, primarily goodwill.

The charge includes the recognition of foreign currency translation losses of $89 million (net of a tax benefit of $48 million).

CIGNA’s withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Sales of partial interests in Japanese life insurance operation. In April 1999, CIGNA sold a 29% interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd., reducing CIGNA’s ownership interest to 61%. Proceeds of the sale were $105 million, and the after-tax gain was $43 million.

In January 2001, CIGNA sold an additional 21% interest in this operation, reducing CIGNA’s ownership interest to 40%. Proceeds of the sale were $83 million and an after-tax gain of $12 million will be recognized in the first quarter of 2001. As a result of this sale, CIGNA will no longer consolidate the assets, liabilities, revenues and expenses of this operation beginning in 2001, but will account for CIGNA’s remaining interest under the equity method of accounting.

Sale of individual life insurance and annuity business. As of January 1, 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million. Of this amount, $202 million was recognized when the sale was completed in 1998. The remaining gain was deferred because the principal agreement to sell this business was an indemnity reinsurance arrangement. The deferred portion is being recognized at the rate that earnings from the sold business would have been expected to emerge, primarily over 15 years on a declining basis. CIGNA recognized $57 million of the deferred gain in 2000, $62 million in 1999 and $66 million in 1998.

As part of the sale, CIGNA transferred invested assets of $5.4 billion and various other assets and liabilities, and recorded a reinsurance recoverable of $5.8 billion for insurance liabilities retained.

Note 4 — Investments

A. Fixed Maturities

The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, were as follows at December 31, 2000:

(In millions)	Amortized Cost	Fair Value

Due in one year or less	$1,582	$1,581
Due after one year through five years	6,337	6,408
Due after five years through ten years	6,655	6,853
Due after ten years	3,719	4,101
Mortgage- and other asset-backed securities	5,870	5,833

Total	$24,163	$24,776

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities, including policyholder share, by type of issuer was as follows:

	December 31, 2000

(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Fair Value

Federal government
and agency	$533	$244	$--	$777
State and local
government	1,489	70	(4)	1,555
Foreign government	1,735	114	(10)	1,839
Corporate	14,536	532	(296)	14,772
Federal agency
mortgage-backed	495	16	--	511
Other mortgage-
backed	2,115	43	(26)	2,132
Other asset-backed	3,260	66	(136)	3,190

Total	$24,163	$1,085	$(472)	$24,776

	December 31, 1999

Federal government
and agency	$662	$146	$(5)	$803
State and local
government	1,259	12	(57)	1,214
Foreign government	1,664	107	(19)	1,752
Corporate	13,578	302	(415)	13,465
Federal agency
mortgage-backed	860	12	(10)	862
Other mortgage-
backed	1,776	17	(73)	1,720
Other asset-backed	3,312	21	(205)	3,128

Total	$23,111	$617	$(784)	$22,944

As of December 31, 2000, CIGNA had commitments to purchase $47 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds, bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. CIGNA expects to disburse approximately 90% of the committed amount in 2001.

B. Mortgage Loans and Real Estate

CIGNA’s mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower. Mortgage loans, which are secured by the related property, are generally made at less than 75% of the property’s value.

At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

(In millions)	2000	1999

Mortgage loans	$9,768	$9,737

Real estate:
Held for sale	249	312
Held to produce income	279	477

Total real estate	528	789

Total	$10,296	$10,526

At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:

(In millions)	2000	1999

Property type
Retail facilities	$3,191	$3,290
Office buildings	4,338	4,351
Apartment buildings	1,262	1,327
Industrial	642	789
Hotels	604	510
Other	259	259

Total	$10,296	$10,526

Geographic region
Central	$3,096	$2,914
Pacific	2,199	2,525
Middle Atlantic	1,588	1,753
South Atlantic	1,827	1,711
New England	875	973
Other	711	650

Total	$10,296	$10,526

Mortgage loans. At December 31, 2000, scheduled mortgage loan maturities were as follows (in billions): $1.0 in 2001, $1.1 in 2002, $1.8 in 2003, $1.5 in 2004, $1.3 in 2005 and $3.1 thereafter.

Actual maturities could differ from contractual maturities for several reasons. Borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2000, CIGNA had commitments to

extend credit under commercial mortgage loan agreements of approximately $139 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. CIGNA expects to disburse all of the committed amounts in 2001.

At December 31, impaired mortgage loans and valuation reserves were as follows:

(In millions)	2000	1999

Impaired loans with no valuation
reserves	$55	$188
Impaired loans with valuation
reserves	179	57

Total impaired loans	234	245
Less valuation reserves	37	11

Net impaired loans	$197	$234

During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

(In millions)	2000	1999

Reserve balance--January 1	$11	$6
Transfers to foreclosed real estate	(5)	--
Charge-offs upon sales	(1)	--
Net change in reserves	32	5

Reserve balance--December 31	$37	$11

Impaired mortgage loans, before valuation reserves, averaged approximately $266 million in 2000 and $187 million in 1999. Interest income recorded (cash received) on impaired loans was approximately $18 million in 2000 and $20 million in 1999.

During 1999, CIGNA refinanced approximately $99 million of its mortgage loans at then-current market rates for borrowers unable to obtain alternative financing. There were no such refinancings in 2000.

Real estate. During 2000, non-cash investing activities included $86 million of real estate acquired through foreclosure of mortgage loans, compared to $13 million for 1999 and $37 million for 1998. The total of valuation reserves and cumulative write-downs related to real estate, including policyholder share, was $102 million at the end of 2000, compared to $184 million at the end of 1999. Net investment income from real estate held for sale was $7 million for 2000 and $11 million for 1999. Write-downs upon foreclosure and changes in valuation reserves were not material for 2000 or 1999.

As of December 31, 2000, CIGNA had commitments to purchase $60 million of real estate investments, diversified by property type and geographic region. CIGNA expects to disburse approximately 70% of the committed amounts in 2001.

C. Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents were primarily federal government bonds of $415 million, money market funds of $514 million and corporate securities of $812 million at December 31, 2000. CIGNA’s short-term investments and cash equivalents included $1.1 billion in federal government bonds and $1.3 billion in corporate securities at December 31, 1999.

D. Net Unrealized Appreciation (Depreciation) on Investments

Unrealized appreciation (depreciation) on investments carried at fair value at December 31 was as follows:

(In millions)	2000	1999

Unrealized appreciation:
Fixed maturities	$1,085	$617
Equity securities	240	310

	1,325	927

Unrealized depreciation:
Fixed maturities	(472)	(784)
Equity securities	(30)	(11)

	(502)	(795)

	823	132
Less minority interest and
policyholder-related amounts	375	(93)

Shareholder net unrealized appreciation	448	225
Less deferred income taxes	155	77

Net unrealized appreciation	$293	$148

Components of the changes in net unrealized appreciation (depreciation) on investments, excluding policyholder share (and including discontinued operations), for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Unrealized appreciation (depreciation)
on investments held	$216	$(916)	$366
Less taxes (benefits)	76	(321)	129

Unrealized appreciation
(depreciation), net of taxes	140	(595)	237

Gains (losses) realized in net
income	(7)	305	254
Less taxes (benefits)	(2)	92	89

Gains (losses) realized in net
income, net of taxes	(5)	213	165

Changes in net unrealized
appreciation (depreciation)	$145	$(808)	$72

E. Non-Income Producing Investments

As of December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding twelve months were as follows:

(In millions)	2000	1999

Fixed maturities	$8	$9
Mortgage loans	1	1
Real estate	156	76
Other long-term investments	47	31

Total	$212	$117

F. Derivative Financial Instruments

CIGNA’s investment strategy is to manage the characteristics of investment assets—such as duration, yield, currency and liquidity—to reflect the varying characteristics of the related insurance and contractholder liabilities. In implementing its investment strategy, CIGNA substantially limits its use of derivative instruments to hedging applications designed to minimize interest rate, foreign currency and equity price risks. The effects of derivatives were not material to CIGNA’s results of operations, liquidity or financial condition for 2000, 1999 or 1998.

Hedge accounting treatment. Accounting rules provide that companies may use hedge accounting for a derivative instrument only when it is probable that there will be a high correlation between the changes in fair value or cash flow of the instrument and the changes in fair value or cash flow of the related hedged asset or liability. These changes are recognized together and generally offset each other.

When hedge accounting treatment does not apply, CIGNA records derivatives at fair value. Changes in fair value are then recognized in net income, or in contractholder deposit fund liabilities for certain derivatives associated with experience-rated pension policyholders. Note 2(B) discusses a recent accounting pronouncement on derivative instruments and hedging activities.

Credit risk. CIGNA routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize risk.

Derivative instruments used. The table below presents information about the nature and accounting treatment of CIGNA’s derivative financial instruments, and includes their underlying notional amounts (in millions) at December 31:

Instrument	Risk Hedged	Purpose	Cash Flows	Accounting Policy	Notional Amounts 2000 1999

Swaps	Interest rate and foreign currency risk	CIGNA hedges the interest or foreign currency cash flows of fixed maturities to match associated liabilities. Currency swaps are primarily yen, Canadian dollars and marks.	CIGNA periodically exchanges cash flow differences between variable and fixed interest rates or between two currencies for both principal and interest.	Fair value is reported currently in fixed maturities, and net interest cash flows are reported in net investment income.	$331 $359

Forward Swaps	Interest rate risk	CIGNA hedges fair value changes of fixed maturity and mortgage loan investments held primarily for experience-rated pension policyholders.	CIGNA periodically exchanges the difference between variable and fixed rate asset cash flows, beginning at a future date.	Fair value is reported currently in other long-term investments or other liabilities and in contractholder deposit fund liabilities.	$4,352 $1,793

Written and Purchased Options	Primarily equity risk	CIGNA writes reinsurance contracts to minimize customers' market risks and purchases reinsurance contracts to minimize the market risks assumed. These contracts are accounted for as written and purchased options.	CIGNA receives (pays) an up-front fee and will periodically pay (receive) cash for the unfavorable changes in variable annuity account values based on underlying mutual funds when account holders elect to receive minimum income payments.	Fair values are reported currently in other liabilities and other assets. Changes in fair value are reported in other revenues or other operating expenses.	Written $3,396 $2,275 $2,717 $1,822

		CIGNA purchases options to offset the effect of income credited to certain universal life policyholders, which is based on the change in an equity index.	CIGNA pays an up-front fee to third parties and may receive cash at the end of the contract, based on the change in an equity index.	Purchased options are recorded in other assets at amortized cost adjusted for current equity indices with resulting income or expense reported in benefit expense.	Purchased $118 $--

G. Other

As of December 31, 2000 and 1999, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders’ equity.

Note 5 — Investment Income and Gains and Losses

A. Net Investment Income

The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Fixed maturities	$1,757	$1,687	$1,695
Equity securities	10	9	8
Mortgage loans	774	813	800
Policy loans	204	260	466
Real estate	113	152	159
Other long-term investments	60	44	34
Short-term investments and cash	141	145	91

	3,059	3,110	3,253
Less investment expenses	117	151	138

Net investment income	$2,942	$2,959	$3,115

Net investment income attributable to policyholder contracts (which is included in CIGNA’s revenues and is primarily offset by amounts included in benefits, losses and settlement expenses) was approximately $1.4 billion for 2000 and 1999 and $1.6 billion for 1998. Net investment income for separate accounts (which is not reflected in CIGNA’s revenues) was $2.0 billion for 2000, $1.7 billion for 1999 and $1.5 billion for 1998.

Fixed maturities and mortgage loans on which CIGNA recognizes interest income only when cash is received (referred to as non-accrual investments), including policyholder share, were as follows at December 31:

(In millions)	2000	1999

Restructured	$169	$187
Delinquent	54	12

Total non-accrual investments	$223	$199

For 2000 and 1998, net investment income was $9 million and $4 million lower, respectively, than it would have been if interest on non-accrual investments had been recognized in accordance with their original terms.

In 1999, net investment income was $9 million higher than it would have been under the original terms of these investments, reflecting collections of some prior year unrecognized interest income.

B. Realized Investment Gains and Losses

Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Fixed maturities	$(59)	$(17)	$48
Equity securities	52	19	33
Mortgage loans	(12)	(1)	14
Real estate	22	3	13
Other	4	4	26

	7	8	134
Less income taxes	3	4	46

Net realized investment gains	$4	$4	$88

Realized investment gains and losses included impairments in the value of investments, net of recoveries, of $70 million in 2000 and $27 million in 1999. In 1998, realized investment gains and losses included recoveries in the value of investments, net of impairments, of $5 million.

Realized investment gains (losses) that are not reflected in CIGNA’s revenues for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Separate accounts	$1,787	$2,285	$493
Policyholder contracts	$(83)	$5	$98

Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Proceeds from sales	$3,119	$3,140	$3,532
Gross gains on sales	$121	$89	$230
Gross losses on sales	$(109)	$(44)	$(50)

Note 6 — Debt

Short-term and long-term debt consisted of the following at December 31:

(In millions)	2000	1999

Short-term
Current maturities of long-term
debt	$146	$57

Total short-term debt	$146	$57

Long-term
Uncollateralized debt:
8 3/4% Notes due 2001	$--	$100
7.17% Notes due 2002	25	25
7.4% Notes due 2003	100	100
6 3/8% Notes due 2006	100	100
7.4% Notes due 2007	300	300
8 1/4% Notes due 2007	100	100
7.65% Notes due 2023	100	100
8.3% Notes due 2023	17	17
7 7/8% Debentures due 2027	300	300
8.3% Step Down Notes due 2033	83	83
Medium-term Notes	37	83
Collateralized debt (principally
by real estate)	1	51

Total long-term debt	$1,163	$1,359

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2000 and 1999.

CIGNA’s medium-term notes have original maturity dates ranging from approximately five to ten years, and interest rates ranging from 6.6% to 8%. The weighted average interest rate on CIGNA’s outstanding medium-term notes was 7.4% at December 31, 2000, and 8.1% at December 31, 1999.

In July 1998, CIGNA completed an offer to exchange its 8.3% Notes due 2023 with 8.3% Step Down Notes due 2033. Holders of approximately $83 million of the notes due 2023 accepted the offer and tendered their notes. CIGNA may redeem these notes at any time before 2033, at par plus a possible additional redemption payment. Expenses incurred in connection with the exchange were not material.

As of December 31, 2000, CIGNA had available approximately $435 million in committed and uncommitted lines of credit provided by U.S. and foreign banks. These lines of credit generally have terms ranging from one to three years and are paid for with a combination of fees and bank balances. Interest that CIGNA incurs for using these lines of credit is negotiated for each individual transaction.

In January 2001, CIGNA issued $250 million of 7% notes due in 2011. Subsequent to the issuance of these notes, CIGNA had $750 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.

Maturities of long-term debt are as follows (in millions): $146 in 2001, $37 in 2002, $126 in 2003 and the remainder in years after 2005.

Interest expense was $104 million in 2000, $116 million in 1999 and $126 million in 1998.

Note 7 — Common and Preferred Stock

On April 22, 1998, CIGNA’s shareholders approved a three-for-one common stock split, an increase in the number of common shares authorized for issuance from 200 million to 600 million, and a decrease in the par value of common stock from $1 per share to $0.25 per share. Share and per share data throughout the financial statements and notes have been retroactively adjusted for the stock split as though it had occurred at the beginning of 1998.

(Shares in thousands)	2000	1999	1998

Common: Par value $0.25
600,000 shares authorized
Outstanding--January 1	169,697	205,650	216,996
Issued for stock option and
other benefit plans	1,557	739	1,055
Repurchase of common stock	(19,249)	(36,692)	(12,401)

Outstanding--December 31	152,005	169,697	205,650
Treasury shares	116,903	97,149	59,530

Issued--December 31	268,908	266,846	265,180

In 1997, CIGNA’s Board of Directors adopted a shareholder rights plan, which will expire on August 4, 2007. The rights attach to all outstanding shares of common stock, and will become exercisable if a third party acquires (or announces that it will acquire) 10% or more of CIGNA’s outstanding common stock unless CIGNA’s Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase CIGNA securities at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In some cases, a right also entitles its holder to purchase securities of an acquirer at a substantial discount. CIGNA’s Board of Directors may authorize the redemption of the rights for $.0033 each before a third party acquires 10% or more of CIGNA’s common stock, and thereafter under certain circumstances.

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2000, 1999 or 1998.

Note 8 — Shareholders’ Equity and Dividend Restrictions

State insurance departments that regulate CIGNA’s insurance subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus.

CIGNA’s life insurance subsidiaries’ statutory net income for the year ended, and surplus as of, December 31 were as follows:

(In millions)	2000	1999	1998

Net income	$726	$937	$947
Surplus	$3,052	$3,166	$2,858

CIGNA’s insurance subsidiaries are subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to their shareholders without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA’s insurance subsidiaries may make during 2001 without prior approval is approximately $690 million. The amount of net assets which cannot be distributed without prior approval as of December 31, 2000 was approximately $4.3 billion.

Note 9 — Income Taxes

CIGNA’s net deferred tax assets of $1.2 billion as of December 31, 2000 and 1999, reflect management’s belief that CIGNA’s taxable income in future years will be sufficient to realize the net deferred tax assets. This determination is based on CIGNA’s earnings history and future expectations.

The valuation allowance at December 31, 2000 was $91 million, reflecting a $1 million decrease during 2000. The valuation allowance reflects management’s assessment as to whether deferred tax assets will be realizable.

Through 1983, a portion of CIGNA’s life insurance subsidiaries’ statutory income was not subject to current income taxation, but was accumulated in a designated policyholders’ surplus account. Additions to the account were no longer permitted beginning in 1984. CIGNA’s existing account balance of $450 million would result in a $158 million tax liability only if it were distributed or treated as distributed to shareholders as defined by the Internal Revenue Code. CIGNA has not provided taxes on this amount because management believes it is remote that conditions requiring taxation will be met.

CIGNA’s federal income tax returns are routinely audited by the Internal Revenue Service (IRS). During 2000, the IRS completed a review of CIGNA’s consolidated federal tax returns for the years 1994 through 1996. The settlement of the audit had no material effect on earnings. In management’s opinion, adequate tax liabilities have been established for all years.

The tax effect of the temporary differences that create deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2000	1999

Deferred tax assets
Employee and retiree benefit
plans	$469	$430
Investments, net	323	317
Other insurance and
contractholder liabilities	396	312
Deferred gains on sales of
businesses	251	235
Policy acquisition expenses	156	175
Bad debt expense	19	22
Other	22	4

Deferred tax assets before
valuation allowance	1,636	1,495
Valuation allowance for deferred
tax assets	(91)	(92)

Deferred tax assets, net of
valuation allowance	1,545	1,403

Deferred tax liabilities
Depreciation and amortization	185	169
Unrealized appreciation on
investments	155	77
Other	6	1

Total deferred tax liabilities	346	247

Net deferred income tax assets	$1,199	$1,156

Current income taxes payable were $73 million as of December 31, 2000, and $22 million as of December 31, 1999.

The components of income taxes for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Current taxes
U.S. income	$551	$418	$772
Foreign income	8	24	27
State income	24	31	40

	583	473	839

Deferred taxes (benefits)
U.S. income	(67)	51	(145)
Foreign income	(1)	--	(11)
State income	(5)	(4)	(11)

	(73)	47	(167)

Total income taxes	$510	$520	$672

Total income taxes for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	2000	1999	1998

Tax expense at nominal rate	$524	$427	$650
Tax-exempt interest income	(24)	(17)	(14)
Dividends received deduction	(17)	(11)	(12)
Amortization of goodwill	15	18	17
State income tax (net of
federal income tax benefit)	12	17	18
Change in valuation allowance	(1)	86	--
Other	1	--	13

Total income taxes	$510	$520	$672

Note 10 — Pension and Other Postretirement Benefit Plans

A. Pension and Other Postretirement Benefit Plans

CIGNA and certain of its subsidiaries provide pension, health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans.

The following table summarizes the obligations and assets related to these plans as of, and for the year ended, December 31:

	Pension Benefits		Other Postretirement Benefits

(In millions)	2000	1999	2000	1999

Change in benefit
obligation
Benefit obligation,
January 1	$2,484	$3,086	$451	$469
Service cost	80	93	3	5
Interest cost	196	195	39	33
(Gain) loss from
past experience	200	(353)	71	34
Benefits paid from
plan assets	(159)	(185)	(10)	(16)
Benefits paid--other	(39)	(22)	(30)	(27)
Divestiture	--	(305)	--	(21)
Amendments	(6)	--	--	(26)
Other	--	(25)	--	--

Benefit obligation,
December 31	2,756	2,484	524	451

Change in plan assets
Fair value of plan
assets, January 1	3,267	2,922	48	64
Actual return on
plan assets	(220)	653	3	--
Employer
contributions	3	10	--	--
Benefits paid	(159)	(185)	(10)	(16)
Divestiture	--	(130)	--	--
Other	(1)	(3)	--	--

Fair value of plan
assets, December 31	2,890	3,267	41	48

Net benefit
obligation (asset)	(134)	(783)	483	403
Unrecognized net gain
from past
experience	238	880	87	167
Unrecognized prior
service cost	7	--	187	198
Unamortized SFAS 87
transition asset	1	10	--	--

Net amount
recognized in the
balance sheet	$112	$107	$757	$768

Accrued benefit
liability	$243	$144	$757	$768
Intangible asset	(14)	(37)	--	--
Accumulated other
comprehensive
income (after-tax
$76)	(117)	--	--	--

Net amount
recognized in the
balance sheet	$112	$107	$757	$768

The 1999 sale of the property and casualty business resulted in $150 million of gain from pension benefits and $46 million of gain from other postretirement benefits, which were reported as part of the gain on sale.

Pensions. As of December 31, 2000, pension plans with accumulated benefits exceeding assets had projected benefit obligations of $353 million and related assets at fair value of $27 million. As of December 31, 1999, such plans had projected benefit obligations of $181 million and related assets at fair value of $16 million. The accumulated benefit obligation related to these plans was $260 million at December 31, 2000 and $142 million at December 31, 1999.

CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 292,500 shares of CIGNA common stock with a market value of $39 million at December 31, 2000, and $24 million at December 31, 1999.

Components of net pension cost, excluding the amount recognized as part of the gain on sale noted above, for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Service cost	$80	$93	$106
Interest cost	196	195	191
Expected return on plan assets	(224)	(213)	(208)
Amortization of:
Net loss from past experience	4	8	4
Prior service cost	1	2	4
SFAS 87 transition asset	(9)	(10)	(10)

Net pension cost	$48	$75	$87

Other Postretirement Benefits. Unfunded retiree health benefit plans had accumulated benefit obligations of $391 million at December 31, 2000, and $333 million at December 31, 1999. At the end of 2000, retiree life insurance plans with accumulated benefit obligations of $133 million were partially funded with plan assets of $41 million, compared with accumulated benefit obligations of $118 million (partially funded with plan assets of $48 million) at the end of 1999. These plan assets were invested in the general account of CGLIC.

Components of net other postretirement benefit cost, excluding the amount recognized as part of the gain on sale noted above, for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Service cost	$3	$5	$4
Interest cost	39	33	31
Expected return on plan assets	(3)	(4)	(4)
Amortization of:
Net gain from past experience	(4)	(9)	(10)
Prior service cost	(16)	(15)	(17)

Net other postretirement
benefit cost	$19	$10	$4

The estimated rate of future increases in the per capita cost of health care benefits was 8.5%, decreasing to 5.5% over six years. This estimate reflects CIGNA’s current claim experience and management’s estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2000 reported amounts as follows:

(In millions)	Increase	Decrease

Effect on total service and
interest cost	$2	$(2)
Effect on postretirement benefit
obligation	$24	$(26)

Assumptions for Pension and Other Postretirement Plans. Management determined the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions at December 31:

	2000	1999	1998

Discount rate	7.5%	8%	6.75%
Expected return on plan assets:
Projected pension benefit
obligation	9%	9%	9%
Accumulated other
postretirement benefit
obligation	7%	7%	7%
Expected rate of compensation
increase:
Projected pension benefit
obligation	5.2%	5.1%	5.1%
Accumulated other
postretirement benefit
obligation	4.5%	4.5%	4.5%

B. 401(k) Plans

CIGNA sponsors several 401(k) plans in which CIGNA matches a portion of employees’ pre-tax contributions. Participants may invest in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA’s annual performance meets certain targets. A substantial amount of CIGNA’s matching contributions are invested in CIGNA common stock. CIGNA’s expense for these plans was $47 million for 2000, $45 million for 1999 and $51 million for 1998.

Note 11 — Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options and restricted stock to employees. Other authorized types of stock-based awards, which have been used to a very limited extent, include common stock issued instead of cash compensation and stock appreciation rights issued with stock options. Dividend equivalent rights are also authorized, but have not been issued.

CIGNA had the following number of shares of common stock available for award at December 31: 17.1 million in 2000, 10.4 million in 1999 and 12.7 million in 1998.

Stock options. CIGNA awards options to purchase CIGNA common stock at the market price of the stock on the grant date. Options vest over periods ranging from one to five years and expire no later than 10 years after the grant date.

When senior executives use shares of CIGNA common stock in lieu of cash to exercise outstanding options, CIGNA issues replacement options equal to the number of shares used. Like ordinary options, replacement options are exercisable at the market price of CIGNA common stock on their grant date. Replacement options vest six months after the grant date and expire on the expiration date of the original option.

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	2000		1999		1998

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding--January 1	10,763	$68.37	10,979	$56.70	10,035	$50.70
Granted	4,890	$82.84	5,115	$83.28	4,213	$64.01
Exercised	(3,257)	$63.03	(3,247)	$52.65	(2,939)	$46.12
Expired or canceled	(540)	$78.62	(2,084)	$67.99	(330)	$61.80

Outstanding--December 31	11,856	$75.34	10,763	$68.37	10,979	$56.70

Options exercisable at year-end	4,037	$70.42	4,721	$63.91	4,397	$53.35

The number of expired or canceled options increased in 1999 because options held by employees of the sold property and casualty business were canceled.

The following table summarizes the range of exercise prices for outstanding common stock options at December 31, 2000:

	Range of Exercise Prices

(Options in thousands)	$ 13.14 to $ 79.99	$ 80.00 to $ 99.99	$ 100.00 to $ 131.50

Options outstanding	7,085	3,774	997
Weighted average remaining
contractual life (years)	7.3	7.1	5.9
Weighted average exercise price	$64.82	$84.91	$113.87
Options exercisable	2,114	1,550	373
Weighted average exercise price	$52.27	$87.78	$101.15

The weighted average fair value of options granted under employee incentive plans was $19.35 for 2000, $17.54 for 1999 and $13.87 for 1998, using the Black-Scholes option-pricing model and the following assumptions:

	2000	1999	1998

Dividend yield	1.5%	1.6%	1.7%
Expected volatility	26.2%	26.0%	25.9%
Risk-free interest rate	6.3%	4.9%	5.5%
Expected option life	3 years	3 years	3 years

CIGNA does not record compensation expense related to stock options because their exercise price is equal to the market price of CIGNA common stock at the grant date. If CIGNA had recorded compensation expense for stock options based on their fair value at the grant date using the Black-Scholes option-pricing model, net income would have been reduced by $42 million in 2000, $39 million in 1999 and $30 million in 1998. Diluted earnings per share would have been reduced by $0.23 in 2000, $0.17 in 1999 and $0.14 in 1998.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to five years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date. Grants of restricted shares of CIGNA common stock were as follows:

(Shares in thousands)	2000	1999	1998

Shares granted	405	403	457
Weighted average fair value per
share	$76.29	$80.51	$62.91

Compensation cost related to these grants was $15 million in 2000, $17 million in 1999 and $14 million in 1998. At the end of 2000, approximately 1,900 employees held 1.2 million restricted shares.

Note 12 — Earnings Per Share

Basic and diluted earnings per share (EPS) for income from continuing operations are computed as follows for the year ended December 31:

(Dollars in millions, except per share amounts)	Basic	Effect of Dilution	Diluted

2000

Income from continuing
operations	$987	$--	$987

Shares (in thousands):
Weighted average	159,810	--	159,810
Options and restricted stock
grants		2,575	2,575

Total shares	159,810	2,575	162,385

EPS	$6.18	$(0.10)	$6.08

1999

Income from continuing
operations	$699	$--	$699

Shares (in thousands):
Weighted average	194,609	--	194,609
Options and restricted stock
grants		2,639	2,639

Total shares	194,609	2,639	197,248

EPS	$3.59	$(0.05)	$3.54

1998

Income from continuing
operations	$1,186	$--	$1,186

Shares (in thousands):
Weighted average	210,948	--	210,948
Options and restricted stock
grants		2,499	2,499

Total shares	210,948	2,499	213,447

EPS	$5.62	$(0.06)	$5.56

Note 13 — Reinsurance

In the normal course of business, CIGNA’s insurance subsidiaries enter into agreements with other insurance companies to assume and cede reinsurance. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. Reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors their concentrations of credit risk to confirm that CIGNA and its reinsurers are not unduly exposed to risk in the same geographic regions or industries.

Individual Life and Annuity Reinsurance. As of December 31, 2000, CIGNA had a reinsurance recoverable of $5.9 billion from Lincoln National Corporation that arose from the 1998 sale of CIGNA’s individual life insurance and annuity business to Lincoln through an indemnity reinsurance transaction. See Note 3 for information about this sale.

Unicover and London Reinsurance. The run-off reinsurance operations includes approximately a 35% share in the primary layer of a workers’ compensation reinsurance pool, which was formerly managed by Unicover Managers, Inc. The pool had obtained reinsurance for a significant portion of its exposure to claims, but disputes have arisen regarding this reinsurance (retrocessional) coverage. The retrocessionaires have commenced arbitration in the United States against Unicover and the pool members, seeking rescission or damages. In addition, two of the retrocessionaires have commenced a separate arbitration in the United Kingdom asserting that CIGNA provides additional retrocessional coverage to them, which CIGNA denies.

CIGNA has also ceded other reinsurance business in the London market. Some retrocessionaires are disputing the validity of these reinsurance contracts with CIGNA. Arbitration over some of these disputes has commenced.

Resolution of these matters is likely to take some time and the outcomes are uncertain. If some or all of the arbitration results are unfavorable, CIGNA could incur losses material to its consolidated results of operations. However, management does not expect these outcomes to have a material adverse effect on CIGNA’s liquidity or financial condition.

Other Reinsurance. CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, whether because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material effect on CIGNA’s results of operations, liquidity or financial condition.

Effects of Reinsurance. In CIGNA’s consolidated income statements, premiums and fees were net of ceded premiums, and benefits, losses and settlement expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	2000	1999	1998

Premiums and fees
Short-duration contracts:
Direct	$13,305	$12,008	$10,691
Assumed	452	566	492
Ceded	(215)	(312)	(349)

	13,542	12,262	10,834

Long-duration contracts:
Direct	2,754	2,731	2,797
Assumed	721	654	594
Ceded:
Individual life insurance and
annuity business sold	(461)	(462)	(557)
Other	(228)	(156)	(166)

	2,786	2,767	2,668

Total premiums and fees	$16,328	$15,029	$13,502

Reinsurance recoveries
Individual life insurance and
annuity business sold	$308	$362	$424
Other	261	323	325

Total	$569	$685	$749

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fees amounts shown in the above table.

Note 14 — Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $134 million in 2000, $143 million in 1999 and $125 million in 1998.

As of December 31, 2000, future net minimum rental payments under non-cancelable operating leases were approximately $669 million, payable as follows (in millions): $133 in 2001, $111 in 2002, $98 in 2003, $82 in 2004, $71 in 2005 and $174 thereafter.

Note 15 — Segment Information

Operating segments generally reflect groups of related products, but the International Life, Health and Employee Benefits segment is based on geography. CIGNA’s operations are not materially dependent on one or a few customers, brokers or agents.

CIGNA presents segment information as follows:

Employee Health Care, Life and Disability Benefits, which combines CIGNA’s Health Care and Group Insurance segments, offers a range of indemnity group health and managed care products and services through guaranteed cost, experience-rated and alternative funding arrangements such as administrative services only and minimum premium plans. This segment also offers group life and disability coverages.

Employee Retirement Benefits and Investment Services provides investment products and professional services primarily to sponsors of qualified pension, profit sharing and retirement savings plans. This segment also provides certain corporate and variable life insurance products.

International Life, Health and Employee Benefits provides life, accident, health and employee benefits (group life, health and pension) coverages and services, primarily outside the United States.

CIGNA also reports results in two other categories.

Other Operations includes:

o	as discussed in Acquisitions and Dispositions on pages 40-41, the deferred gains recognized from:
o	the 1998 sale of the individual life insurance and annuity business; and
o	the 2000 sale of certain reinsurance operations;
o	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
o	reinsurance operations (consisting of the sold reinsurance operations prior to the date of sale and the run-off reinsurance business);
o	settlement annuity business; and
o	certain investment management services initiatives.

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations and certain corporate overhead expenses (for years prior to 2000, includes overhead expenses previously allocated to the property and casualty business, see “Segment reporting changes” below).

CIGNA measures the financial results of its segments using operating income (which is net income excluding after-tax realized investment results and the results of discontinued operations). In 1999, operating income also excluded the cumulative effect of adopting SOP 97-3 (see Note 2(B)). CIGNA determines operating income for each segment consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate as discussed above are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

Segment reporting changes. Beginning January 1, 2000, CIGNA made the following segment reporting changes:

o

CIGNA combined the operations of a new business initiative (the results of which had been previously reported in Other Operations) with a business that is reported in the Employee Health Care, Life and Disability Benefits segment. Prior periods have been reclassified to conform to this presentation.

o

Prior to 2000, corporate overhead expenses that would have been allocated to the property and casualty business had that business not been sold were reported in Corporate. Effective January 1, 2000, this overhead was allocated to the operating segments. After-tax charges of $32 million in 1999 and $31 million in 1998 would have been allocated to the operating segments if CIGNA had applied this allocation methodology in those earlier years. Most of those amounts would have been charged to the Employee Health Care, Life and Disability Benefits segment.

Summarized segment financial information for the year ended and as of December 31 was as follows:

(In millions)	2000	1999	1998

Employee Health Care, Life and
Disability Benefits
Premiums and fees and other
revenues	$14,006	$12,931	$11,895
Net investment income	606	571	589

Segment revenues	$14,612	$13,502	$12,484
Income taxes	$416	$385	$353
Operating income	$762	$711	$601
Assets under management:
Invested assets	$8,350	$7,864	$8,388
Separate account assets	1,943	2,038	1,702

Total	$10,293	$9,902	$10,090

Employee Retirement Benefits
and Investment Services
Premiums and fees and other
revenues	$350	$325	$303
Net investment income	1,617	1,605	1,613

Segment revenues	$1,967	$1,930	$1,916
Income taxes	$103	$128	$117
Operating income	$257	$265	$248
Assets under management:
Invested assets	$21,246	$20,361	$20,921
Separate account assets	33,059	34,052	30,340

Total	$54,305	$54,413	$51,261

International Life, Health and
Employee Benefits
Premiums and fees and other
revenues	$2,046	$1,713	$1,231
Net investment income	148	124	115

Segment revenues	$2,194	$1,837	$1,346
Income taxes (benefits)	$26	$(37)	$20
Equity in net loss of investees	$(4)	$(360)	$(18)
Operating income (loss)	$48	$(342)	$17
Assets under management:
Invested assets	$3,644	$3,422	$2,774
Separate account assets	134	142	93

Total	$3,778	$3,564	$2,867

Other Operations
Premiums and fees and other
revenues	$702	$849	$1,062
Net investment income	522	581	771

Segment revenues	$1,224	$1,430	$1,833
Income taxes (benefits)	$(22)	$73	$175
Operating income (loss)	$(26)	$139	$329
Assets under management:
Invested assets	$6,566	$6,526	$9,968
Separate account assets	1,880	2,951	2,295

Total	$8,446	$9,477	$12,263

(In millions)	2000	1999	1998

Corporate
Other revenues and eliminations	$(59)	$(59)	$(42)
Net investment income	49	78	27

Segment revenues	$(10)	$19	$(15)
Income tax benefits	$(16)	$(33)	$(39)
Operating loss	$(58)	$(78)	$(97)
Invested assets	$2	$732	$3

Realized Investment Gains
Realized investment gains	$7	$8	$134
Income taxes	3	4	46

Realized investment gains, net
of taxes	$4	$4	$88

Total
Premiums and fees and other
revenues	$17,045	$15,759	$14,449
Net investment income	2,942	2,959	3,115
Realized investment gains	7	8	134

Total revenues	$19,994	$18,726	$17,698
Income taxes	$510	$520	$672
Operating income from
continuing operations	$983	$695	$1,098
Realized investment gains, net
of taxes	4	4	88

Income from continuing
operations	$987	$699	$1,186

Assets under management
Invested assets	$39,808	$38,905	$42,054
Separate account assets	37,016	39,183	34,430

Total	$76,824	$78,088	$76,484

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

(In millions)	2000	1999	1998

Health Maintenance Organizations	$6,736	$6,393	$5,971
Medical and Dental Indemnity	4,396	3,722	3,195
Group Life	1,828	1,861	1,813
Other	4,085	3,783	3,470

Total	$17,045	$15,759	$14,449

Note 16 — Foreign Operations

CIGNA provides international life, accident, health and employee benefits insurance coverages on a direct and reinsured basis, primarily through the International Life, Health and Employee Benefits segment in Japan, Latin America, the Pacific region and Europe.

In 2000, the net translation of foreign currencies included in accumulated other comprehensive income decreased by $14 million (including taxes of $7 million), compared to an increase of $132 million (including a tax benefit of $75 million) in 1999, and an increase of $12 million (including taxes of $7 million) in 1998.

Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

(In millions)	2000	1999	1998

Domestic	$15,030	$14,036	$13,152
Foreign	2,015	1,723	1,297

Total	$17,045	$15,759	$14,449

CIGNA’s aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 2000, 1999 and 1998 were not material.

Note 17 — Contingencies

A. Financial Guarantees

CIGNA, through its subsidiaries, is contingently liable for financial guarantees provided in the ordinary course of business.

CIGNA guarantees a minimum level of benefits for certain separate account contracts. If assets in these separate accounts are insufficient to fund minimum policy benefits, CIGNA is obligated to pay the difference. As of December 31, 2000, CIGNA guaranteed minimum benefits of $4.7 billion for separate account contracts, compared to $4.9 billion at the end of 1999.

CIGNA establishes a liability if management believes that CIGNA will be required to make a payment under a separate account contract guarantee. No such liabilities were required as of December 31, 2000 or 1999. If CIGNA becomes obligated to make payments as a result of these guarantees, those obligations may adversely affect CIGNA’s results of operations in future periods. However, management does not expect these guarantee obligations to have a material adverse effect on CIGNA’s liquidity or financial condition.

The management fee that CIGNA charges to separate accounts includes a guarantee fee. These fees are recognized in income as earned.

B. Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some of the more significant current issues that may affect CIGNA’s businesses include:

o	initiatives to increase health care regulation;
o	efforts to expand tort liability of health plans;
o	lawsuits targeting many health care companies, including CIGNA;
o	initiatives to restrict insurance pricing and the application of underwriting standards; and
o	efforts to revise federal tax laws.

Health care regulation. Efforts continue in the federal and state legislatures and in the courts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation is expected to continue.

Final privacy regulations under the Health Insurance Portability and Accountability Act of 1996 were issued in December 2000 but have been re-opened for public comment and possible revision. The regulations cover all aspects of the health care delivery system and address the use and disclosure of personally identifiable health care information. Compliance with the currently issued privacy regulations is required by mid-2003, and would require significant systems enhancements, training and administrative efforts.

Other regulatory changes that have been under consideration and that could have an adverse effect on CIGNA’s health care operations include:

o	mandated benefits or services that increase costs without improving the quality of care;
o	narrowing of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state tort laws;
o	changes in ERISA regulations imposing increased administrative burdens and costs;
o	restrictions on the use of prescription drug formularies;
o	privacy legislation that interferes with the proper use of medical information for research, coordination of medical care and disease management; and
o	proposed legislation that would exempt independent physicians from the antitrust laws.

The health care industry is under increasing scrutiny by various state and federal government agencies and may be subject to government efforts to bring criminal actions in circumstances that would previously have given rise only to civil or administrative proceedings.

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to decline. In 2000, revenues of $298 million and operating income of $36 million were from products affected by this legislation.

Risk-based capital guidelines. In 1998, the National Association of Insurance Commissioners (NAIC) adopted risk-based capital guidelines for health maintenance organizations (HMOs). States in which CIGNA’s HMO subsidiaries are domiciled have begun to implement these guidelines. CIGNA expects its HMO subsidiaries to continue to be adequately capitalized under the new standards.

Statutory accounting principles. In 1998, the NAIC adopted standardized statutory accounting principles. Certain states in which CIGNA’s insurance subsidiaries are domiciled have adopted these principles effective as of January 1, 2001. CIGNA does not expect the implementation of these principles to materially impact the ability of CIGNA’s insurance companies to make dividend payments (or other distributions) to CIGNA Corporation or to affect their capacity to meet obligations under insurance policies.

Insolvency funds. Many states maintain funds to pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through a reduction in future premium taxes. CIGNA’s insurance and HMO subsidiaries recorded pre-tax charges for continuing operations of $20 million for 2000, $8 million for 1999, and $18 million for 1998, before giving effect to future premium tax recoveries, for insolvency fund and other insurance-related assessments that can be reasonably estimated.

In addition, as discussed in Note 2(B) under “Recent Accounting Pronouncements,” CIGNA recorded a $91 million reduction of net income in the first quarter of 1999 to reflect the effect of implementing SOP 97-3 for insurance-related assessments. Most of this charge related to the property and casualty business, which was sold in 1999.

C. Class Action Lawsuits and Other Litigation

CIGNA and several health care industry competitors are defendants in proposed class action lawsuits. These lawsuits allege violations under RICO and ERISA. In addition, CIGNA is routinely involved in numerous lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. The outcome of litigation is always uncertain. With the exception of certain reinsurance arbitration proceedings (the possible results of which are discussed on page 53), CIGNA does not believe that any legal proceedings currently threatened or pending involving CIGNA will result in losses that would be material to results of operations, liquidity or financial condition.

Report of Management

CIGNA’s management is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles, determined by management to be appropriate, and include amounts based on management’s informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, internal auditors, independent accountants, and the Board of Directors acting through an Audit Committee.

CIGNA maintains a system of internal accounting controls designed to reasonably assure the integrity and reliability of financial reporting and to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management’s authorization and recorded properly. CIGNA implements and enforces internal accounting controls by selecting and training qualified personnel, by appropriately segregating responsibilities, and by communicating written policies and procedures broadly throughout the company.

In its corporate policy addressing business ethics, CIGNA states its intention to achieve the highest level of legal and ethical standards in the conduct of its business activities. Management provides employees with a copy of this policy. Signed statements are obtained annually from officers, certain other employees and directors attesting to their review of, and compliance with, CIGNA’s business ethics policy.

The Audit Committee of the Board of Directors reviews and reports to the full Board on the appropriateness of CIGNA’s accounting policies, the adequacy of CIGNA’s financial controls and the reliability of financial information reported to the public. The Committee is composed solely of directors who are not employees of CIGNA. Ongoing Committee activities include reviewing reports of management, internal auditors and the independent accountants regarding accounting policies and practices, audit results and internal accounting controls, and assessing CIGNA’s relationship with its independent accountants, including their independence. The Committee has direct access to the internal auditors and independent accountants and meets with them without management in attendance.

The consolidated financial statements have been audited by CIGNA’s independent accountants, PricewaterhouseCoopers LLP, in accordance with generally accepted auditing standards, and have been reviewed by the Audit Committee of the Board of Directors. PricewaterhouseCoopers LLP’s audit included an evaluation of CIGNA’s internal accounting control structure to the extent necessary to determine the audit procedures required to express an opinion on the consolidated financial statements.

Management reviews recommendations of the internal auditors and independent accountants concerning the system of internal accounting controls, and responds to such recommendations with corrective actions, as appropriate. Management believes that, as of December 31, 2000, the system of internal accounting controls is adequate to provide the reasonable assurances discussed herein and that there are no material deficiencies in the design or operation of the system of internal accounting controls.

Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (the Company) at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 8, 2001

Quarterly Financial Data (unaudited)

     The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2000 and 1999.

     Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended

	March 31	June 30	Sept. 30	Dec. 31

Consolidated Results
2000(1)
Total revenues	$4,891	$4,971	$5,026	$5,106
Income before income taxes	420	246	430	401
Net income	271	161	278	277
Net income per share:
Basic	1.61	1.00	1.78	1.80
Diluted	1.60	.99	1.74	1.76
1999(2)
Total revenues from continuing operations	$4,510	$4,690	$4,689	$4,837
Income (loss) from continuing operations
before income taxes	368	469	(63)	445
Income (loss) from continuing operations	236	303	(132)	292
Income (loss) from discontinued operations	43	(71)	1,194	--
Income before cumulative effect of accounting change	279	232	1,062	292
Cumulative effect of accounting change	(91)	--	--	--
Net income	188	232	1,062	292
Earnings per share from income before cumulative effect of
accounting change:(3)
Basic	1.36	1.15	5.44	1.65
Diluted	1.34	1.13	5.44	1.63
Stock and Dividend Data
2000
Price range of common stock -- high	$85.63	$99.50	$106.00	$136.75
-- low	$60.75	$73.38	$86.88	$104.05
Dividends declared per common share	$.31	$.31	$.31	$.31
1999
Price range of common stock -- high	$86.50	$98.63	$94.38	$87.25
-- low	$73.56	$81.25	$74.50	$63.44
Dividends declared per common share	$.30	$.30	$.30	$.30

(1) The second quarter of 2000 includes after-tax charges of $127 million for the retained reinsurance businesses (including CIGNA’s accident, domestic health, international life and health, and specialty life reinsurance businesses).
(2) The third quarter of 1999 includes an after-tax gain of $1.2 billion from the sale of the property and casualty business, an after-tax charge of $400 million attributable to certain Brazilian investments and an after-tax charge of $10 million for restructuring costs. The second quarter of 1999 includes an after-tax gain of $43 million from the sale of a partial interest in CIGNA’s Japanese life insurance operation.
(3) In the first quarter of 1999, basic net income per share was $.92 and diluted net income per share was $.91. In all other quarters, net income per share was the same as earnings per share from income before cumulative effect of accounting change.