Form 10-K405, Exhibit 13
period 2001-12-31
CIGNA CORP
filed 2002-02-28
CIK 701221

Highlights

(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997

Revenues
Premiums and fees and other revenues	$16,447	$17,045	$15,759	$14,449	$12,264
Net investment income	2,843	2,942	2,959	3,115	3,598
Realized investment gains (losses)	(175)	7	8	134	93

Total revenues	$19,115	$19,994	$18,726	$17,698	$15,955

Income from Continuing Operations
Operating income (loss):
Employee Health Care, Life and Disability Benefits	$748	$762	$711	$601	$425
Employee Retirement Benefits and Investment Services	221	257	265	248	230
International Life, Health and Employee Benefits	95	48	(342)	17	21
Other Operations	133	(26)	139	329	180
Corporate	(96)	(58)	(78)	(97)	(113)

Total operating income	1,101	983	695	1,098	743
Realized investment gains (losses), net of taxes	(112)	4	4	88	69

Income from continuing operations	$989	$987	$699	$1,186	$812

Earnings per share from continuing operations:
Basic	$6.69	$6.18	$3.59	$5.62	$3.69
Diluted	$6.59	$6.08	$3.54	$5.56	$3.65
Common dividends declared per share	$1.28	$1.24	$1.20	$1.15	$1.11
Total assets	$91,589	$95,088	$95,333	$95,890	$89,369
Long-term debt	$1,627	$1,163	$1,359	$1,428	$1,462
Shareholders' equity	$5,055	$5,413	$6,149	$8,277	$7,932
Per share	$35.71	$35.61	$36.24	$40.25	$36.55
Common shares outstanding (in thousands)	141,553	152,005	169,697	205,650	216,996
Shareholders of record	10,437	10,947	11,716	12,441	12,953
Employees	44,600	43,200	41,900	49,900	47,700

Operating income (loss) is defined as net income (loss) excluding: 1) after-tax realized investment results, 2) results of discontinued operations, and 3) in 1999, the cumulative effect of adopting Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” For more information regarding the effect of adopting accounting pronouncements, see Note 2(B) in the Notes to the Financial Statements. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

As discussed in Note 3, CIGNA sold its domestic and international property and casualty business in 1999 and reported this business as discontinued operations.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

CONSOLIDATED RESULTS OF CONTINUING OPERATIONS

(In millions)

Financial Summary	2001	2000	1999

Premiums and fees	$15,367	$16,328	$15,029
Net investment income	2,843	2,942	2,959
Other revenues	1,080	717	730
Realized investment gains
(losses)	(175)	7	8

Total revenues	19,115	19,994	18,726
Benefits and expenses	17,618	18,497	17,507

Income before taxes	1,497	1,497	1,219
Income taxes	508	510	520

Income from continuing
operations	989	987	699
Less realized investment gains
(losses), net of taxes	(112)	4	4

Operating income	$1,101	$983	$695

Operating Income

CIGNA focuses on “operating income” to evaluate segment results. Operating income is defined as net income excluding after-tax realized investment results and, in 1999, also excluding the results of discontinued operations and the cumulative effect of adopting Statement of Position (SOP) 97-3 (see Note 2(B) to the Financial Statements). Since operating income excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio, management believes it presents the underlying results of operations of CIGNA’s businesses. Operating income is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

The following table presents operating income, as defined above, adjusted for certain nonrecurring items. These nonrecurring items are attributable to special circumstances not associated with normal operations. These items are identified in the table below and are further discussed on pages 18-19 under “Other Matters.” Management believes that results excluding these items, defined as adjusted operating income, represent an appropriate basis to assess the results of operations of CIGNA’s businesses.

(In millions)	2001	2000	1999

Operating income	$1,101	$983	$695
Restructuring and integration
costs	62	--	10
Accelerated recognition of
portion of deferred gain on
sale of life reinsurance
business	(69)	--	--
Gains on sales of interests in
Japanese life insurance
operation	(35)	--	(43)
Charges from the events of
September 11, 2001	25	--	--
Charges for the run-off
reinsurance business	--	127	--
Charge related to certain
Brazilian investments	--	--	400

Adjusted operating income	$1,084	$1,110	$1,062

Adjusted operating income decreased 2% in 2001 primarily due to lower results in Corporate, Other Operations and the Employee Retirement Benefits and Investment Services segment. These declines were partially offset by increased adjusted operating income in the Employee Health Care, Life and Disability Benefits segment and, to a lesser extent, improved results in the International Life, Health and Employee Benefits segment.

The 5% increase in adjusted operating income in 2000 reflects improved operating results in CIGNA’s Employee Health Care, Life and Disability Benefits segment and the International Life, Health and Employee Benefits segment. These improvements were partially offset by:

•	lower earnings from the reinsurance business (a portion of which was sold in 2000 with the remaining reinsurance business placed in run-off); and
•	lower parent company investment income, recorded in Corporate, as proceeds from the 1999 sale of the property and casualty business were used primarily for share repurchase.

Realized Investment Results

The decline in realized investment results in 2001 reflects higher losses from asset write-downs on fixed maturities. These losses include $129 million pre-tax ($84 million after-tax) for investments in collateralized debt obligations, which are secured by pools of corporate debt obligations. Further information regarding collateralized debt obligations is presented on page 29. The decline also reflects losses of $22 million pre-tax ($14 million after-tax) for investments in securities of Enron Corporation.

After-tax realized investment results in 2000 reflect higher gains on sales of equity securities and real estate, offset by higher impairment losses on fixed maturities and losses on sales of fixed maturities (compared with gains in 1999).

For additional information, see Note 8(B) to the Financial Statements.

Revenues

Consolidated revenues, excluding realized investment results, were $19.3 billion in 2001, $20.0 billion in 2000 and $18.7 billion in 1999. The decline in 2001 consolidated revenues is primarily attributed to the following:

•

the reduction of revenues in the International Life, Health and Employee Benefits segment resulting from the deconsolidation of the Japanese life insurance operation (see further discussion below in “Other Matters”); and

•	CIGNA’s exit from all but two Medicare markets in the Employee Health Care, Life and Disability Benefits segment.

Excluding the effects of the Japanese life insurance operation and CIGNA’s Medicare business, consolidated revenues increased 6% in 2001. This increase is primarily due to growth in the Employee Health Care, Life and Disability Benefits segment resulting from Health Maintenance Organization (HMO) and medical indemnity rate increases and membership growth.

The increase in consolidated revenues in 2000 is largely the result of growth in two segments. The Employee Health Care, Life and Disability Benefits segment had higher revenues due to HMO and medical indemnity rate increases and membership growth. The International Life, Health and Employee Benefits segment had higher revenues due primarily to growth in the life insurance operation.

Outlook for 2002

Subject to the factors noted in the cautionary statement on page 32, management expects full year adjusted operating income to improve slightly in 2002 compared to 2001 adjusted operating income of $1.1 billion, which excludes the nonrecurring items (presented in the table on page 17) and goodwill amortization (see Note 2(B) to the Financial Statements).

OTHER MATTERS

Restructuring Program

In the fourth quarter of 2001, CIGNA adopted a restructuring program primarily to consolidate existing health service centers into regional service centers. As a result, CIGNA recognized in operating expenses a pre-tax charge of $96 million ($62 million after-tax) in the Employee Health Care, Life and Disability Benefits segment. The pre-tax charge consisted of $48 million of severance costs ($31 million after-tax) and $48 million in real estate costs ($31 million after-tax) related to vacating certain locations.

The severance charge reflected the expected reduction of approximately 3,100 employees. In the fourth quarter of 2001, 436 employees were terminated under the program. As a result of the consolidation of health service centers, CIGNA expects to hire approximately 1,100 employees, thereby resulting in a net reduction of approximately 2,000 employees under this program. The real estate charges consisted of $37 million pre-tax related to vacating leased facilities, which are cash obligations pertaining to non-cancelable lease obligations and lease termination penalties. The charge also included $11 million pre-tax of non-cash asset write-downs. As of December 31, 2001, CIGNA paid $6 million related to severance and vacating leased facilities under this program.

CIGNA expects this restructuring program to be substantially completed during 2002. Cash outlays under this program are not expected to have a significant effect on CIGNA’s liquidity. The program is expected to result in net annual after-tax savings of $45-$55 million, reflecting the elimination of salary costs for terminated employees and lower facility costs, partially offset by salary costs for new employees in the regional service centers and higher expenses associated with technology improvement initiatives. CIGNA expects savings from the program to be fully realized beginning in 2003. As a result of additional technology enhancement expenses and other expenses associated with the restructuring program, CIGNA does not expect to achieve significant savings in 2002.

The table below indicates CIGNA’s restructuring activity (pre-tax) for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2001
charge	3,100	$48	$48	$96
Fourth quarter reductions:
Employees	(436)	(5)		(5)
Lease costs			(1)	(1)
Asset write-downs			(11)	(11)

Balance as of
December 31, 2001	2,664	$43	$36	$79

Events of September 11, 2001

As a result of claims arising from the events of September 11, 2001, CIGNA recorded after-tax charges of $25 million in 2001. These charges, which are net of reinsurance, primarily related to life, accident and disability claims and, to a lesser extent, higher utilization of managed behavioral health services. These charges were reported by segment as follows: Employee Health Care, Life and Disability Benefits, $20 million; Employee Retirement Benefits and Investment Services, $3 million; and Other Operations, $2 million.

Acquisitions and Dispositions

CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase. CIGNA conducts regular strategic and financial reviews of its businesses to ensure that capital is used effectively. As a result of these reviews, CIGNA may acquire or dispose of assets, subsidiaries or lines of business. Significant transactions for 2001, 2000 and 1999 are described below.

Sales of interests in Japanese life insurance operation. CIGNA sold portions of its interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd. (Yasuda) in April 1999 and January 2001. CIGNA sold its remaining interest in this operation to Yasuda in November 2001. See the International Life, Health and Employee Benefits section on page 24 for further discussion.

Sale of portions of U.S. life reinsurance business. As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement.

During 2001, the acquirer entered into agreements with most of the reinsured parties, relieving CIGNA of any remaining obligations to those parties. As a result, CIGNA accelerated the recognition of $69 million after-tax of the deferred gain in 2001. Excluding the accelerated gain recognition, CIGNA also recognized $9 million after-tax of the deferred gain in Other Operations in 2001, compared with $7 million after-tax in 2000. The remaining deferred gain as of December 31, 2001, was approximately $3 million after-tax.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off and stopped underwriting new reinsurance business. As discussed in Other Operations on page 25, CIGNA recorded after-tax charges totaling $127 million in 2000 principally for the run-off specialty life and accident reinsurance contracts.

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion. CIGNA reported this business as discontinued operations.

Brazilian investments. In 1999, CIGNA recognized an after-tax charge of $400 million attributable to certain Brazilian investments. See page 24 for more information about these investments.

Significant Accounting Policies

The following is an explanation of CIGNA’s accounting policies considered most significant by management. These accounting policies inherently require estimation and actual results could differ from those estimates. Also, changes in CIGNA’s financial and operating environment could influence the accounting estimates that support CIGNA’s financial statements. CIGNA does not expect that changes in the estimates determined under these policies would have a material effect on CIGNA’s consolidated financial condition or liquidity, although changes could have a material effect on its consolidated results of operations.

Investments are primarily recorded at fair value based on quoted market prices, or estimated using discounted cash flow analyses when market prices are not available, such as for private placement bonds, which comprise 27% of investments. CIGNA’s mortgage loan investments, however, which comprise 26% of CIGNA’s investments at December 31, 2001, are recorded at unpaid principal balances net of valuation reserves, which are based on the fair value of the underlying collateral using internal or external appraisals. If events or circumstances change, the assumptions used to assess fair value could be affected and the amount of CIGNA’s valuation reserves could require adjustment.

Reinsurance recoverables are amounts due from reinsurers and comprise 8% of CIGNA’s total assets at December 31, 2001. Amounts recorded are net of allowances established for amounts owed to CIGNA under reinsurance contracts that management believes will not be received. Failure of reinsurers to indemnify CIGNA due to insolvencies or disputes could result in uncollectible amounts and losses to CIGNA.

Unpaid claims and claim expenses comprise 5% of CIGNA’s total liabilities at December 31, 2001. This obligation is an estimate for both reported claims not yet paid, and claims incurred but not yet reported. CIGNA determines this liability based on prior experience, product mix, the expected effects of inflation and other social and economic factors. If actual results differ from these assumptions, the amount of CIGNA’s recorded liability could require adjustment.

Future policy benefits comprise 12% of CIGNA’s total liabilities at December 31, 2001. These liabilities predominantly relate to CIGNA’s life and disability insurance products and guaranteed cost annuity contracts. These liabilities are estimated using actuarial methods based on assumptions about premiums, interest yields, investment returns, expenses, mortality, morbidity, withdrawals and, for specialty life reinsurance contracts that guarantee a minimum death benefit based on variable annuity account values, equity market returns and the volatility of the underlying equity and bond mutual fund investments. If actual results differ from these assumptions, the amount of CIGNA’s recorded liability could require adjustment.

Summary. See Note 2 to the Financial Statements for further information on key accounting policies that impact CIGNA.

Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some current issues that may affect CIGNA’s businesses include:

•	initiatives to increase health care regulation;
•	efforts to expand tort liability of health plans;
•	class action lawsuits targeting health care companies, including CIGNA;
•	initiatives to restrict insurance pricing and the application of underwriting standards; and
•	efforts to revise federal tax laws.

Health care regulation. Federal and state legislatures, administrative agencies and courts continue efforts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation is expected to continue.

In 2001, the U.S. Senate and House of Representatives passed different versions of “patients’ bill of rights” legislation. Congress will attempt to reconcile the two bills in a conference committee. Although both bills provide for independent review of decisions regarding medical care, the bills differ on the circumstances under which lawsuits may be brought against managed care organizations and the scope of their liability.

Final privacy regulations under the Health Insurance Portability and Accountability Act of 1996 became effective in April 2001. The regulations cover all aspects of the health care delivery system, and address the use and disclosure of individually identifiable health care information. Compliance with the privacy regulations is required by April 2003. CIGNA expects to undertake significant systems enhancements, training and administrative efforts to satisfy these requirements.

Other possible regulatory changes that could have an adverse effect on CIGNA’s health care operations include:

•	additional mandated benefits or services that increase costs without improving the quality of care;
•	narrowing of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state laws;
•	changes in ERISA regulations resulting in increased administrative burdens and costs;
•	additional restrictions on the use of prescription drug formularies;
•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease management;
•	additional rules establishing the time periods for payment of health care provider claims that vary from state to state; and
•	legislation that would exempt independent physicians from antitrust laws.

The health care industry is under increasing scrutiny by various state and federal government agencies and may be subject to government efforts to bring criminal actions in circumstances that would previously have given rise only to civil or administrative proceedings.

Litigation and other legal matters. CIGNA and several health care industry competitors are defendants in proposed federal and state class action lawsuits. The federal lawsuits allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. A class has been certified in an Illinois state court lawsuit against CIGNA in which health care providers allege breach of contract and seek increased reimbursements. In addition, CIGNA is routinely involved in numerous lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs.

The Department of Justice and Office of Inspector General are investigating a subsidiary of CIGNA regarding Medicare cost reporting practices for the years 1990 through 1999. Medicare cost reports form the basis for reimbursements to the CIGNA subsidiary by the Centers for Medicare and Medicaid Services for Medicare covered services the subsidiary provides to eligible individuals. While it is not possible to determine the outcome of this investigation, CIGNA does not believe that the outcome will be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

The outcome of litigation and other legal matters is always uncertain. With the possible exception of certain reinsurance arbitration proceedings (discussed on page 25), CIGNA does not believe that any legal proceedings currently threatened or pending will result in losses that would be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

Summary. For additional information on contingencies that could affect CIGNA's results, see Note 20 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

Segment Reporting Changes

For information regarding changes to CIGNA’s segment reporting, which were effective beginning in 2000, see Note 18 to the Financial Statements.

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS

(In millions)

Financial Summary	2001	2000	1999

Premiums and fees	$13,966	$13,425	$12,403
Net investment income	600	606	571
Other revenues	686	581	528

Segment revenues	15,252	14,612	13,502
Benefits and expenses	14,104	13,434	12,406

Income before taxes	1,148	1,178	1,096
Income taxes	400	416	385

Operating income	748	762	711
Restructuring costs (HMO, $34;
Indemnity, $28)	62	--	--
Charges from the events of
September 11, 2001 (HMO, $5;
Indemnity, $15)	20	--	--

Adjusted operating income	$830	$762	$711

Realized investment gains
(losses), net of taxes	$(49)	$6	$(2)

Adjusted Operating Income

Adjusted operating income for the Employee Health Care, Life and Disability Benefits segment increased 9% in 2001 and 7% in 2000. CIGNA further separates this segment into HMO and Indemnity operations. HMO includes medical managed care and specialty health care operations such as managed behavioral health, medical cost and utilization management, managed dental, managed pharmacy programs and pharmaceutical fulfillment services. Indemnity includes medical and dental indemnity, disability and group life insurance operations.

Adjusted operating income for the HMO and Indemnity operations was as follows:

(In millions)	2001	2000	1999

HMO operations	$456	$460	$401
Indemnity operations	374	302	310

Total	$830	$762	$711

HMO results include net favorable after-tax adjustments from account reviews of $7 million in 2000 and $23 million in 1999. There were no such adjustments in 2001. Excluding those adjustments, HMO operating results increased by $3 million in 2001. The improvement is attributable to higher earnings in the specialty health care operations and Medicare business in 2001. These improvements were substantially offset by lower earnings in both the guaranteed cost HMO business and in the HMO alternative funding programs in part due to higher operating expenses for technology and customer service initiatives. In addition, the guaranteed cost HMO business experienced higher medical costs, primarily due to increased unit costs for, and higher use of, professional services, as well as inpatient and outpatient services.

Excluding the adjustments from account reviews discussed above, HMO operating results increased by $75 million in 2000, primarily reflecting higher earnings in the specialty health care operations and improved results in the guaranteed cost HMO business resulting from rate increases, offset, to a certain extent, by increased medical costs. These improvements in the HMO and specialty health care operations were partially offset by lower earnings in HMO alternative funding programs, primarily because CIGNA’s technology and customer service initiatives generated higher operating expenses.

Indemnity results for 2001 increased 24% reflecting improvements in results for:

•	the long-term disability business, primarily due to higher rates and improved claims administration;
•	the retrospectively experience-rated health care business, reflecting rate increases and higher membership;
•	the guaranteed cost health care business, as a result of improved claim experience; and
•	the Administrative Services Only (ASO) business, reflecting fee increases.

These improvements were partially offset by lower earnings in the group life insurance business in 2001.

Indemnity results declined 3% in 2000 reflecting lower earnings in the following businesses:

•	long-term disability insurance, due to unfavorable underwriting and claims administration;
•	group life insurance, due to unfavorable mortality; and
•	guaranteed cost medical, due to unfavorable claim experience.

These declines were partially offset by higher earnings for retrospectively experience-rated business and, to a lesser extent, health care ASO business.

Premiums and Fees

Premiums and fees increased 4% in 2001 and 8% in 2000. Excluding premiums and fees for the Medicare business, premiums and fees increased 9% in 2001 and 10% in 2000 in this segment. CIGNA exited all but two Medicare markets effective January 1, 2001. Increases in premiums and fees were primarily due to HMO and medical indemnity rate increases and membership growth.

Alternative Funding Programs and Premium Equivalents

Under alternative funding programs, the customer or plan sponsor, rather than CIGNA, assumes all or a portion of the responsibility for funding claims, and CIGNA provides claims processing and other services. In contrast to most other major companies in the health care industry, a significant portion of CIGNA’s health care business consists of alternative funding programs. CIGNA generally earns a lower margin on alternative funding programs than under guaranteed cost or retrospectively experience-rated programs.

Premiums and fees associated with alternative funding programs were $2.8 billion in 2001, $2.5 billion in 2000 and $2.1 billion in 1999. These amounts are included in the table below.

“Adjusted premiums and fees,” which consist of premiums and fees plus “premium equivalents,” is a useful measure of volume in CIGNA’s health care operations. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs. Thus, premium equivalents are an indicator of business volume associated with alternative funding programs. However, premium equivalents do not represent premium and fee revenue recognized under GAAP and may not be comparable to similarly titled measures presented by other companies.

Adjusted premiums and fees for the Employee Health Care, Life and Disability Benefits segment were as follows for the year ended December 31:

(In millions)	2001	2000	1999

Premiums and fees	$13,966	$13,425	$12,403
Premium equivalents	20,230	17,782	15,385

Adjusted premiums and fees	$34,196	$31,207	$27,788

Premiums and fees included $305 million for Medicare operations in 2001, $905 million in 2000 and $1.1 billion in 1999. As indicated above, CIGNA exited all but two Medicare markets effective January 1, 2001.

The 2001 increase of 14% in premium equivalents is primarily due to higher medical costs under alternative funding programs that, in turn, increase the amount of paid claims. Membership growth in indemnity alternative funding programs also contributed to the overall increase in 2001.

The 2000 increase of 16% in premium equivalents primarily reflects membership growth in HMO and Preferred Provider Organization (PPO) alternative funding programs and the effect of higher medical costs under these programs.

Net Investment Income

Net investment income decreased 1% in 2001 due to lower yields.

Net investment income increased 6% in 2000 primarily due to an increased volume of invested assets in 2000 and, to a lesser extent, higher yields.

Medical Membership

As of December 31, medical membership (excluding Medicare members) was as follows for the HMO and Indemnity operations:

(In millions)	2001	2000	1999

HMO	6.9	7.1	6.6
Indemnity (estimated)	7.4	7.1	6.6

HMO medical membership decreased 3% in 2001 and increased 9% in 2000. The decline in 2001 was due to lower membership in HMO alternative funding programs, partially offset by increased membership in the guaranteed cost HMO program. In 2000, the increase was attributable to higher membership in both the alternative funding and guaranteed cost programs. HMO medical membership for Medicare operations was 50,000 as of December 31, 2001, 122,000 as of December 31, 2000, and 188,000 as of December 31, 1999.

Indemnity medical membership increased 4% in 2001 and 7% in 2000, reflecting growth in medical PPO membership, partially offset by a decline in traditional indemnity programs.

Business Mix

Business mix, as measured by adjusted premiums and fees, was as follows for the year ended December 31:

	2001	2000	1999

Medical indemnity and PPO	44%	41%	39%
HMO medical and dental	41%	43%	44%
Dental indemnity and PPO	7%	7%	8%
Life insurance	5%	6%	6%
Long-term disability insurance	2%	2%	2%
Other insurance coverages	1%	1%	1%

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES

(In millions)

Financial Summary	2001	2000	1999

Premiums and fees	$322	$350	$325
Net investment income	1,668	1,617	1,605

Segment revenues	1,990	1,967	1,930
Benefits and expenses	1,681	1,607	1,537

Income before taxes	309	360	393
Income taxes	88	103	128

Operating income	221	257	265
Charges from the events of
September 11, 2001	3	--	--

Adjusted operating income	$224	$257	$265

Realized investment gains
(losses), net of taxes	$(61)	$(1)	$7

Adjusted Operating Income

The decrease in adjusted operating income of 13% in 2001 primarily reflects lower asset-based fees due to stock market declines, lower interest margins and higher operating expenses, partially offset by a shift to higher margin products.

Adjusted operating income decreased 3% in 2000 due to lower interest margins on defined contribution business as well as higher operating expenses, which were partially offset by an increase in separate account fees due to business growth and a lower effective tax rate.

Revenues

Premiums and fees are principally asset management and administrative charges on general and separate account assets and amounts earned from non-leveraged corporate life insurance. Net investment income primarily represents earnings from general account assets. Most of this net investment income is credited to customers and included in benefits and expenses.

The 8% decrease of premiums and fees in 2001 primarily reflects lower asset-based fees due to stock market declines and decreased single premium group annuity sales, partially offset by fee growth due to deposits in excess of withdrawals and a shift to higher margin products. Net investment income increased 3% primarily due to higher general account assets, partially offset by lower yields.

Premiums and fees increased 8% in 2000 reflecting higher fees from separate account assets.

Assets Under Management

Assets under management are a determinant of earnings for this segment because a significant portion of this segment’s earnings are based on asset values. The following table shows assets under management and related activity, including amounts attributable to separate accounts for the year ended December 31. Assets under management fluctuate because of changes in the market value of fixed maturities and equity securities.

(In millions)	2001	2000

Balance--January 1	$55,154	$55,754
Premiums and deposits	10,154	9,969
Investment income	2,593	3,371
Decrease in fair value of assets	(3,487)	(3,232)
Customer withdrawals	(3,122)	(3,533)
Other, including participant
withdrawals and benefit
payments	(5,986)	(7,175)

Balance--December 31	$55,306	$55,154

Changes in assets under management are discussed below.

Premiums and deposits. In 2001, approximately 54% of premiums and deposits were from existing customers, and 46% were from sales to new customers and new plan sales to existing customers.

In 2000, approximately 50% of premiums and deposits were from existing customers, and 50% were from sales to new customers and new plan sales to existing customers.

Investment income. Investment income decreased 23% in 2001 primarily due to lower capital gain distributions from mutual funds in the separate accounts.

Fair value of assets. The fair value of assets decreased in 2001 primarily from market value depreciation of equity securities in the separate accounts.

Customer withdrawals. Withdrawals were lower in 2001 due to favorable customer retention in the defined benefit business.

INTERNATIONAL LIFE, HEALTH AND EMPLOYEE BENEFITS

(In millions)

Financial Summary	2001	2000	1999

Premiums and fees	$788	$2,042	$1,642
Net investment income	49	148	124
Other revenues	148	4	71

Segment revenues	985	2,194	1,837
Benefits and expenses	838	2,120	2,216

Income (loss) before taxes	147	74	(379)
Income taxes (benefits)	52	26	(37)

Operating income (loss)	95	48	(342)
Gains on sales of interests in
Japanese life insurance
operation	(35)	--	(43)
Charge related to certain
Brazilian investments	--	--	400
Restructuring and integration
costs	--	--	3

Adjusted operating income	$60	$48	$18

Realized investment losses,
net of taxes	$(3)	$--	$(1)

Adjusted Operating Income

The increase in adjusted operating income in 2001 reflects improved results from the life, accident and health operations (primarily in Korea), as well as improved results from health care and other employee benefit products provided to expatriate employees of multinational companies. These improvements were partially offset by lower earnings from the Japanese life insurance operation as CIGNA sold portions (and eventually all) of its interest in that business.

Operating income for the Japanese life insurance operation (which excludes the gains on sales) was $52 million in 2001, $56 million in 2000 and $43 million in 1999.

Adjusted operating income was higher in 2000 than in 1999 because:

•	the life, accident and health operations, primarily in Japan and Korea, had improved results;
•	the Brazilian health care operations (discussed below) recognized $15 million in operating losses in 1999; and
•	health care and other employee benefit products sales to expatriate employees of multinational companies generated improved operating results.

These improvements were partially offset by higher expenses for international growth initiatives in 2000.

Japanese Life Insurance Operation

CIGNA sold portions of its interest in its Japanese life insurance operation to Yasuda as follows:

Date of Sale	Portion of CIGNA Equity Ownership Interest Sold*	Equity Ownership Interest Retained by CIGNA*	Proceeds from Sale (in millions)	Gain on Sale, after- tax (in millions)

April 1999	29%	61%	$105	$43
Jan. 2001	21%	40%	$83	$8
Nov. 2001	40%	--	$267	$27

* Prior to the April 1999 sale, CIGNA owned 90% of the Japanese life insurance operation.

As a result of the January 2001 sale, CIGNA stopped consolidating the assets, liabilities, revenues and expenses of this operation and, until the November 2001 sale, accounted for its remaining interest under the equity method of accounting.

Brazilian Operations

During 1999, CIGNA completed a review of its Brazilian operations, consisting primarily of a health care operation and a managed health care business. Based on this review, CIGNA withdrew from the health care operation, but continued operating the managed health care business. To reflect these actions, CIGNA recorded an aggregate after-tax charge of $400 million in 1999, consisting of the following items:

•	$305 million for the carrying value of the health care operation, certain loans guaranteed by CIGNA and exit costs; and
•	$95 million for impairment of other investments, primarily goodwill.

CIGNA’s withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Premiums and Fees

Premiums and fees decreased 61% in 2001 and increased 24% in 2000. The 2001 decrease is due to the fact that CIGNA did not consolidate the Japanese life insurance operation in 2001, which had premiums and fees of $1.4 billion in 2000 and $1.1 billion in 1999. Excluding premiums and fees for the Japanese life insurance operation, premiums and fees increased 14% in 2001 and 19% in 2000. These results reflect:

•	growth in life, accident and health operations elsewhere in Asia; and
•	higher premiums and fees for health care and other employee benefit products for expatriate employees of multinational companies.

Other Revenues

The increase in other revenues in 2001 reflects CIGNA’s share in the earnings of the Japanese life insurance operation, which was accounted for under the equity method of accounting from January 2001 until its sale in November 2001.

Also included in other revenues are pre-tax gains of $54 million ($35 million after-tax) in 2001 and $66 million ($43 million after-tax) in 1999 associated with the sales of interests in the Japanese life insurance operation.

International Expansion

CIGNA expects to pursue international growth through acquisitions, joint ventures and other investments. Such projects inevitably involve start-up costs that could result in initial losses for those operations.

OTHER OPERATIONS

(In millions)

Financial Summary	2001	2000	1999

Premiums and fees	$291	$511	$659
Net investment income	502	522	581
Other revenues	310	191	190

Segment revenues	1,103	1,224	1,430
Benefits and expenses	906	1,272	1,218

Income (loss) before taxes	197	(48)	212
Income taxes (benefits)	64	(22)	73

Operating income (loss)	133	(26)	139
Accelerated recognition of
portion of deferred gain on
sale of life reinsurance
business	(69)	--	--
Charges from the events of
September 11, 2001	2	--	--
Charges for the run-off
reinsurance business	--	127	--

Adjusted operating income	$66	$101	$139

Realized investment gains
(losses), net of taxes	$1	$(1)	$--

Other Operations consists of:

•	the deferred gains recognized from both the 1998 sale of the individual life insurance and annuity business and the 2000 sale of certain reinsurance operations;
•	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
•	reinsurance operations (consisting of the sold reinsurance operations prior to the date of sale and the run-off reinsurance business);
•	settlement annuity business; and
•	certain investment management services initiatives.

Adjusted Operating Income

The declines in adjusted operating income in 2001 primarily reflect:

•	lower earnings from the run-off reinsurance business;
•	lower earnings from leveraged corporate life insurance; and
•	higher losses from certain investment management services initiatives.

Adjusted operating income declined in 2000 because:

•	CIGNA sold a portion of its reinsurance business in the middle of 2000 and had lower earnings from that business prior to its sale; and
•	CIGNA’s investment management services business undertook certain initiatives that involved start-up costs.

Reinsurance Charges

During 2000, CIGNA recorded after-tax charges for the run-off reinsurance business (see page 19) totaling $127 million, as follows:

•

a charge of $84 million to strengthen reserves, following a review of reserve assumptions for certain specialty life reinsurance contracts. These contracts guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments;

•	a charge of $40 million to strengthen reserves for accident reinsurance contracts; and
•	a charge of $3 million for restructuring costs (principally severance).

Premiums and Fees

Premiums and fees decreased 43% in 2001 and 22% in 2000. Such decreases primarily reflect lower premiums from the reinsurance business, a portion of which was sold in the middle of 2000.

Net Investment Income

Net investment income decreased 4% in 2001 and 10% in 2000, primarily because CIGNA held fewer assets from leveraged corporate life insurance.

Other Revenues

The increase in other revenues in 2001 is primarily due to the accelerated recognition of $107 million pre-tax ($69 million after-tax) of the gain on sale of the life reinsurance business. See page 19 for further discussion of this sale and the related gain recognition.

Other Matters

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to decline. In 2001, revenues of $287 million and operating income of $33 million were from products affected by this legislation.

Unicover and London reinsurance. The run-off reinsurance operations include an approximate 35% share in the primary layer of a workers’ compensation reinsurance pool, which was formerly managed by Unicover Managers, Inc. The pool had obtained reinsurance for a significant portion of its exposure to claims, but disputes have arisen regarding this reinsurance (also known as retrocessional) coverage. The retrocessionaires have commenced arbitration in the United States against Unicover and the pool members, seeking rescission or damages. In addition, two of the retrocessionaires have commenced a separate arbitration in the United Kingdom asserting that CIGNA provides additional retrocessional coverage to them, which CIGNA denies.

CIGNA has also ceded other reinsurance business in the London market. Some retrocessionaires are disputing the validity of these reinsurance contracts with CIGNA. Arbitration over some of these disputes has commenced.

Some of these matters are likely to be resolved in 2002. The outcomes are uncertain. If some of the arbitration results are unfavorable, CIGNA could incur losses material to its consolidated results of operations. However, management does not expect the arbitration results to have a material adverse effect on CIGNA’s liquidity or financial condition.

CORPORATE

(In millions)

Financial Summary	2001	2000	1999

Operating loss	$(96)	$(58)	$(78)

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations and certain corporate overhead expenses (see Note 18 to the Financial Statements for information regarding a change in the allocation of these expenses).

The increased operating loss in 2001 primarily reflects:

•	lower net investment income on unallocated corporate investments, primarily due to lower interest rates and share repurchase activity;
•	higher unallocated corporate overhead expenses; and
•	higher interest expenses.

Corporate’s operating loss in 2000 was not as great as in 1999 because in 2000 CIGNA reallocated certain overhead expenses to the operating segments and, in 1999, recorded a nonrecurring $7 million after-tax restructuring charge for cost reduction initiatives. These improvements were partially offset by lower net investment income, which was primarily attributable to a reduction in investments due to share repurchase activity.

DISCONTINUED PROPERTY AND CASUALTY OPERATIONS

(In millions)

Financial Summary	1999

Revenues	$1,863

Loss before income tax benefits	$(48)
Income tax benefits	(20)

Loss from operations	(28)
Gain on sale, net of taxes of $1,152	1,194

Income from discontinued
operations	$1,166

On July 2, 1999, CIGNA sold its property and casualty business. (See Acquisitions and Dispositions on page 19 for additional information.) The loss from operations for 1999 includes results through the sale date.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2001	2000	1999

Short-term investments	$137	$166	$950
Cash and cash equivalents	$1,933	$2,206	$2,232
Short-term debt	$50	$146	$57
Long-term debt	$1,627	$1,163	$1,359
Shareholders' equity	$5,055	$5,413	$6,149

Liquidity

CIGNA normally meets its operating requirements by:

•	maintaining appropriate levels of liquidity in its investment portfolio;
•	using cash flows from operating activities; and
•	matching investment maturities to the estimated duration of the related insurance and contractholder liabilities.

Operating cash flows consist of operating income adjusted to reflect the timing of cash receipts and disbursements for premiums and fees, investment income, and benefits, losses and expenses.

CIGNA’s operations have liquidity requirements that vary among the principal product lines.

Life insurance and pension plan reserves are primarily longer-term liabilities. Liquidity requirements are usually stable and predictable, and are supported primarily by medium-term, fixed-income investments.

Accident and health reserves, including reserves for long-term disability insurance, consist of both short-term and long-term liabilities. The settlement of reported claims is generally stable and predictable, but usually shorter-term, requiring greater liquidity.

CIGNA’s insurance subsidiaries are subject to regulatory restrictions that limit the amount of dividends or other distributions (such as loans or cash advances) insurance companies may provide to their shareholders without prior approval of regulatory authorities. These restrictions may limit the use of operating cash flows of the insurance subsidiaries for CIGNA’s general corporate purposes.

Liquidity for CIGNA and its insurance subsidiaries has remained strong, as evidenced by significant combined amounts of short-term investments and cash and cash equivalents. However, the demand for funds may exceed available cash if:

•	management uses cash for investment opportunities;
•	a substantial insurance or contractholder liability becomes due before related investment assets mature; or
•	regulatory restrictions prevent the insurance subsidiaries from distributing cash.

In those cases, CIGNA has the flexibility to satisfy liquidity needs through short-term borrowings. As of December 31, 2001, CIGNA had available $255 million in committed bank lines of credit.

Cash flows from continuing operations for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Operating activities	$1,086	$1,685	$1,817
Investing activities	$(2,028)	$(907)	$2,495
Financing activities	$670	$(774)	$(4,213)

Cash and cash equivalents decreased $273 million in 2001 and $26 million in 2000. Amounts shown for cash flows from operating, investing and financing activities are discussed below:

2001:

•

The decrease in cash flows from operating activities in 2001 primarily reflects the absence of operating cash flows resulting from the deconsolidation of the Japanese life insurance operation in 2001 (explained on page 24 and in Note 3 to the Financial Statements) and, to a lesser extent, higher claims payments during 2001 related to the run-off reinsurance operations and Medicare market exits.

•

Cash used in investing activities increased partially as a result of a decline in cash of $327 million resulting from the deconsolidation of the Japanese life insurance operation as well as higher net investment purchases. These increases were partially offset by $350 million in proceeds from the sales of interests in the Japanese life insurance operation.

•

Cash provided by financing activities consisted of net deposits and interest credited to contractholder deposits ($1.6 billion) and net issuance of debt ($361 million), partially offset by payment of dividends on and repurchase of CIGNA’s common stock ($1.3 billion).

2000:

•	Investing activities consisted of net investment purchases, partially offset by net sales of short-term investments to fund the repurchase of CIGNA’s common stock.
•

Financing activities consisted of payments of dividends on and repurchase of CIGNA’s common stock ($1.9 billion) and repayment of debt ($102 million), partially offset by net deposits and interest credited to contractholder deposit funds ($1.2 billion).

Capital Resources

CIGNA’s capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase.

Senior management and the Board of Directors, guided by regulatory requirements, determine the amount of capital resources that CIGNA maintains. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.

CIGNA’s financial strength provides the capacity and flexibility to raise funds in the capital markets. CIGNA issued the following debt securities in 2001:

•	$250 million of 7% notes due in 2011, issued in January; and
•	$250 million of 6.375% notes due in 2011, issued in October.

CIGNA has $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.

At December 31, 2001, CIGNA’s short-term debt amounted to $50 million, a decrease of $96 million from December 31, 2000. At December 31, 2001, CIGNA’s long-term debt amounted to $1.6 billion, an increase of $464 million from December 31, 2000.

As noted above, CIGNA had available $255 million in committed lines of credit at December 31, 2001. These lines are provided by U.S. banks and have terms ranging from one to three years.

The maturities of CIGNA’s contractual cash obligations for debt and lease obligations as of December 31, 2001 are as follows:

(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short-term debt	$50	$50	$--	$--	$--
Long-term debt	1,627	--	126	500	1,001
Operating leases	533	132	285	69	47

Total	$2,210	$182	$411	$569	$1,048

As of December 31, 2001, CIGNA had commitments to purchase $78 million of fixed maturities and expects to disburse the committed amounts in 2002. As of December 31, 2001, CIGNA had commitments to purchase $49 million of real estate investments and expects to disburse approximately 75% of the committed amounts in 2002. As of December 31, 2001, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $83 million and expects to disburse the committed amounts in 2002.

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts.

CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees, which include the following:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed 102% to 130% of benefit obligations. If employers do not maintain these levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. Benefit obligations under these arrangements were $2.4 billion as of December 31, 2001 and 2000. There were no additional liabilities required as of December 31, 2001 or 2000 for these guarantees.

•

Under arrangements with certain retirement plan sponsors, CIGNA guarantees that plan participants will receive the value of their accounts if they withdraw their balances. These guarantees could require payment by CIGNA in the event that a significant number of plan participants withdraw their accounts when the market value of the related assets is less than the plan participant account values at the time of withdrawal. Participant account values under these arrangements were $1.8 billion as of December 31, 2001, and $1.9 billion as of December 31, 2000. There were no additional liabilities required as of December 31, 2001 or 2000 for these guarantees.

•

CIGNA guarantees a minimum level of earnings (based on investment, mortality and retirement experience) for a group annuity contract. If the actual investment return is less than the minimum guaranteed level, CIGNA is required to fund the difference. The guaranteed benefit obligation was $334 million as of December 31, 2001, and $343 million as of December 31, 2000. CIGNA had additional liabilities of $14 million and $13 million for this guarantee as of December 31, 2001 and 2000, respectively.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA's consolidated results of operations, liquidity or financial condition.

As of December 31, 2001, CIGNA guaranteed $42 million of industrial revenue bond issues. These bonds will mature in 2007. If the issuers default, CIGNA will be required to make periodic payments based on the original terms of the bonds.

CIGNA’s Board of Directors has authorized a stock repurchase plan. Decisions to repurchase shares depend on market conditions and available alternative uses of capital. Stock repurchase activity for the year ended December 31 was as follows:

(In millions, except per share amounts)	2001	2000	1999

Shares repurchased	12.0	19.2	36.7
Cost of shares repurchased	$1,139	$1,681	$3,055
Average price per share	$94.66	$87.32	$83.24

From January 1, 2002 through February 27, 2002, CIGNA repurchased an additional 662,800 shares for $62 million. The total remaining share repurchase authorization as of February 27, 2002, was $353 million.

INVESTMENT ASSETS

Information regarding investment assets held by CIGNA as of December 31 is presented below. CIGNA’s investment assets do not include separate account assets. Additional information regarding CIGNA’s investment assets and related accounting policies is included in Notes 2, 6, 7 and 8 to the Financial Statements and in CIGNA’s Form 10-K.

(In millions)

Financial Summary	2001	2000

Fixed maturities	$23,401	$24,776
Equity securities	404	569
Mortgage loans	9,920	9,768
Policy loans	2,774	2,987
Real estate	432	528
Other long-term investments	1,193	1,014
Short-term investments	137	166

Total investment assets	$38,261	$39,808

A significant portion of CIGNA’s investment assets is attributable to experience-rated policyholder contracts. The following table shows, as of December 31, the percentage of certain categories of investment assets that are held under policyholder contracts:

	2001	2000

Fixed maturities	45%	37%
Mortgage loans	56%	59%
Real estate	55%	60%
Other long-term investments	53%	59%

Under the experience-rating process, net investment income and gains and losses on assets related to policyholder contracts generally accrue to the policyholders. Consequently, write-downs, changes in valuation reserves and non-accruals on investments attributable to policyholder contracts do not affect CIGNA’s net income except under unusual circumstances.

Fixed Maturities

Investments in fixed maturities (bonds) include publicly traded and privately placed debt securities, mortgage and other asset-backed securities and redeemable preferred stocks.

The fair value of investments in fixed maturities as of December 31 was as follows:

(In millions)	2001	2000

Federal government and agency	$499	$777
State and local government	1,596	1,555
Foreign government	610	1,839
Corporate	15,211	14,772
Federal agency mortgage-backed	627	511
Other mortgage-backed	2,344	2,132
Other asset-backed	2,514	3,190

Total	$23,401	$24,776

Additional information regarding fixed maturities follows.

Quality ratings. As of December 31, 2001, $22.2 billion, or 95%, of the fixed maturities in CIGNA’s investment portfolio were investment grade (Baa and above, or equivalent), and the remaining $1.2 billion were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum. Approximately 28% of CIGNA’s below investment grade portfolio is attributable to policyholder contracts.

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

Asset-backed securities are debt obligations secured by pools of federal agency mortgage-backed securities, other mortgage-backed securities, corporate debt obligations (collateralized debt obligations) or consumer loans.

CIGNA’s investment in collateralized debt obligations, which are secured by pools of corporate debt obligations, was $321 million at December 31, 2001, and $403 million at December 31, 2000, excluding policyholder share. During 2001, CIGNA recorded pre-tax losses of $129 million ($84 million after-tax) as a result of an increasing level of defaults in the underlying pools of corporate debt obligations, reflecting economic conditions.

CIGNA’s investment in asset-backed securities includes collateralized mortgage obligations (CMOs) of $64 million at December 31, 2001, and $78 million at December 31, 2000, excluding policyholder share. These CMO investments were carried at fair value, with an amortized cost of $62 million at December 31, 2001, and $77 million at December 31, 2000.

Certain of the CMOs that CIGNA holds are backed by Aaa/AAA-rated federal agencies. Most of the remaining CMOs have high quality ratings because of credit enhancements provided by subordinated securities, or mortgage insurance from Aaa/AAA-rated insurance companies.

CIGNA’s CMO holdings are concentrated in securities with limited prepayment, extension and default risk.

Mortgage Loans

CIGNA’s mortgage loans are diversified by property type, location and borrower to reduce exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans by reviewing loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

Problem and Potential Problem Bonds and Mortgage Loans

“Problem” bonds and mortgage loans are delinquent or have been restructured as to terms (interest rate or maturity date). “Potential problem” bonds and mortgage loans are fully current, but management believes they have certain characteristics that increase the likelihood that they will become “problems.” CIGNA also considers mortgage loans to be potential problems if the borrower has requested restructuring, or principal or interest payments are past due by more than 30 but fewer than 60 days.

CIGNA recognizes interest income on “problem” bonds and mortgage loans only when payment is actually received because of the risk profile of the underlying investment.

The following table shows problem and potential problem bonds and mortgage loans as of December 31, including amounts attributable to policyholder contracts:

(In millions)	2001	2000

Problem bonds	$224	$158
Potential problem bonds	$137	$123
Problem mortgage loans	$111	$108
Potential problem mortgage loans	$78	$89

The increase in problem bonds since December 31, 2000, primarily reflects an increasing level of defaults in asset pools securing collateralized debt obligations (as described in “Asset-backed securities” above ), as well as defaults on other public and private securities, reflecting economic conditions.

Real Estate

Investment real estate includes both income-producing property and real estate held for sale. Most of the real estate held for sale in 2001 and 2000 was office buildings and retail facilities that were acquired as a result of foreclosure of mortgage loans. As of December 31, investment real estate (including amounts attributable to policyholder contracts) and related cumulative write-downs and valuation reserves were as follows:

(In millions)	2001	2000

Real estate held for sale	$330	$308
Less cumulative write-downs	37	37
Less valuation reserves	45	22

	248	249

Real estate held to produce
income	227	322
Less cumulative write-downs	43	43

	184	279

Investment real estate	$432	$528

At December 31, 2001, 54% of the carrying value of the properties acquired through foreclosure was attributable to policyholder contracts, compared with 60% at December 31, 2000.

Summary

The effect of investment asset write-downs and changes in valuation reserves on CIGNA’s net income and amounts attributable to policyholder contracts was as follows:

(In millions)	2001	2000	1999

CIGNA	$139	$46	$18
Policyholder contracts	$78	$43	$19

CIGNA’s portion of these losses is a component of realized investment results, which are discussed on page 18.

The effect of non-accruals (“problem” investments) resulted in lower net income in 2001 ($12 million after-tax) than would have been recorded if interest on non-accrual investments had been recognized in accordance with the original terms of these investments. The effect of non-accruals was not material to CIGNA’s results of operations in 2000 and 1999.

The weakened economy is likely to cause additional investment losses. These losses could materially affect future results of operations, although CIGNA does not currently expect them to have a material effect on CIGNA’s liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK OF FINANCIAL INSTRUMENTS

CIGNA’s Market Risks

CIGNA’s assets and liabilities include financial instruments subject to the risk of potential losses from adverse changes in market rates and prices. CIGNA’s primary market risk exposures are:

•	Interest-rate risk on fixed-rate, domestic, medium-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return.
•

Foreign currency exchange rate risk of the U.S. dollar to the Korean won, Chilean peso, Brazilian real, Japanese yen, Hong Kong dollar, Taiwan dollar and the Canadian dollar. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.

•

Equity price risk for stocks and for reinsurance contract guarantees for variable annuity account values with underlying mutual fund investments. CIGNA’s investment in domestic equity securities (which are primarily managed to mirror the S&P 500) was $366 million at December 31, 2001, and $505 million at December 31, 2000. CIGNA held $38 million in international equities at December 31, 2001, and $64 million at December 31, 2000. Substantially all of CIGNA’s international equities were issued by entities based in developed countries. Reinsurance contract guarantees for variable annuity account values are based primarily on underlying domestic stock and bond mutual funds.

CIGNA’s Management of Market Risks

CIGNA predominantly relies on three techniques to manage its exposure to market risk:

•

Investment/liability matching. CIGNA generally selects investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of its related insurance and contractholder liabilities so that CIGNA can match the investments to its obligations. Shorter-term investments support generally shorter-term life and health liabilities. Medium-term, fixed-rate investments support interest-sensitive, experience-rated and health liabilities. Longer-term investments generally support longer-term, fully guaranteed products like annuities and longer-term life and health (principally long-term disability) liabilities.

•

Use of local currencies for foreign operations. CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies. This substantially limits exchange rate risk to net assets denominated in foreign currencies.

•

Use of derivatives. CIGNA generally uses derivative financial instruments to minimize certain market risks. CIGNA also writes reinsurance contracts to minimize customers’market risks and insurance contracts that credit income to policyholders based on the change in an equity index.

See Notes 2(C) and 6(G) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

Effect of Market Fluctuations on CIGNA

The hypothetical examples shown in the table that follows illustrate the effect of changes in market rates or prices on the fair value of certain financial instruments. Actual results could differ materially because the examples were developed using estimates and assumptions. Certain financial instruments, such as separate account assets and liabilities, are excluded from these hypothetical calculations because gains and losses in separate accounts generally accrue to policyholders. Insurance contract liabilities (48% of CIGNA’s non-separate account liabilities at December 31, 2001, and 53% at December 31, 2000) and reinsurance recoverables on unpaid losses (12% of CIGNA’s non-separate account assets at December 31, 2001 and 2000) are also excluded.

Subject to these exclusions, the hypothetical effects of changes in market rates or prices on the fair values of CIGNA’s financial instruments would have been as follows as of December 31:

Market scenario for certain noninsurance financial	Loss in fair value
instruments	2001	2000

100 basis point increase in
interest rates	$790 million	$950 million
10% strengthening in U.S.
dollar to foreign currencies	$ 80 million	$400 million
10% decrease in market prices
for equity exposures	$ 70 million	$ 60 million

The hypothetical effects of changes in interest rates and foreign currencies on the fair values of CIGNA’s financial instruments decreased in 2001 due to the sales of interests in the Japanese life insurance operation, which had fixed maturities of $2.9 billion as of December 31, 2000.

The effect of an increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling. The effect of a strengthening of the U.S. dollar relative to the foreign currencies held by CIGNA was estimated to be 10% of the U.S. dollar equivalent fair value. The effect of a decrease in the market prices of equity securities was estimated to be 10% of their fair value.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA’s health care business (see Health care regulation on page 20 for more information);

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines, which could, among other things, trigger payments contingent on certain variable annuity account values (see pages 20 and 25 for more information);
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Consolidated Statements of Income

(In millions, except per share amounts)

For the years ended December 31,	2001	2000	1999

Revenues
Premiums and fees	$15,367	$16,328	$15,029
Net investment income	2,843	2,942	2,959
Other revenues	1,080	717	730
Realized investment gains (losses)	(175)	7	8

Total revenues	19,115	19,994	18,726

Benefits, Losses and Expenses
Benefits, losses and settlement expenses	12,426	13,487	12,464
Policy acquisition expenses	237	268	251
Other operating expenses	4,955	4,742	4,792

Total benefits, losses and expenses	17,618	18,497	17,507

Income from Continuing Operations before Income Taxes	1,497	1,497	1,219

Income taxes (benefits):
Current	305	583	473
Deferred	203	(73)	47

Total taxes	508	510	520

Income from Continuing Operations	989	987	699

Discontinued Operations
Loss from operations, net of taxes	--	--	(28)
Gain on sale, net of taxes	--	--	1,194

Income from Discontinued Operations	--	--	1,166

Income before Cumulative Effect of Accounting Change	989	987	1,865

Cumulative Effect of Accounting Change, Net of Taxes	--	--	(91)

Net Income	$989	$987	$1,774

Basic Earnings Per Share
Income from continuing operations	$6.69	$6.18	$3.59
Income from discontinued operations	--	--	5.99

Income before cumulative effect of accounting change	6.69	6.18	9.58
Cumulative effect of accounting change, net of taxes	--	--	(0.46)

Net income	$6.69	$6.18	$9.12

Diluted Earnings Per Share
Income from continuing operations	$6.59	$6.08	$3.54
Income from discontinued operations	--	--	5.91

Income before cumulative effect of accounting change	6.59	6.08	9.45
Cumulative effect of accounting change, net of taxes	--	--	(0.46)

Net income	$6.59	$6.08	$8.99

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

As of December 31,		2001		2000

Assets
Investments:
Fixed maturities, at fair value (amortized cost, $22,672; $24,163)		$23,401		$24,776
Equity securities, at fair value (cost, $310; $359)		404		569
Mortgage loans		9,920		9,768
Policy loans		2,774		2,987
Real estate		432		528
Other long-term investments		1,193		1,014
Short-term investments		137		166

Total investments		38,261		39,808
Cash and cash equivalents		1,933		2,206
Accrued investment income		522		533
Premiums, accounts and notes receivable		2,832		2,814
Reinsurance recoverables		6,983		7,228
Deferred policy acquisition costs		448		1,052
Property and equipment		1,077		879
Deferred income taxes		1,033		1,199
Other assets		429		475
Goodwill and other intangibles		1,808		1,878
Separate account assets		36,263		37,016

Total assets		$91,589		$95,088

Liabilities
Contractholder deposit funds		$28,961		$27,603
Unpaid claims and claim expenses		3,978		4,795
Future policy benefits		10,523		13,252
Unearned premiums		246		589

Total insurance and contractholder liabilities		43,708		46,239
Accounts payable, accrued expenses and other liabilities		4,886		5,111
Short-term debt		50		146
Long-term debt		1,627		1,163
Separate account liabilities		36,263		37,016

Total liabilities		86,534		89,675

Contingencies – Note 20
Shareholders' Equity
Common stock (shares issued, 271; 269)		68		67
Additional paid-in capital		3,093		2,966
Net unrealized appreciation, fixed maturities	$189		$163
Net unrealized appreciation, equity securities	50		130
Net unrealized appreciation, derivatives	10		--
Net translation of foreign currencies	(26)		4
Minimum pension liability adjustment	(76)		(76)

Accumulated other comprehensive income		147		221
Retained earnings		9,882		9,081
Less treasury stock, at cost		(8,135)		(6,922)

Total shareholders' equity		5,055		5,413

Total liabilities and shareholders' equity		$91,589		$95,088

Shareholders' Equity Per Share		$35.71		$35.61

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

(In millions, except per share amounts)

For the years ended December 31,	2001		2000		1999

	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity

Common Stock, beginning of year		$67		$67		$66
Issuance of common stock for employee
benefit plans		1		--		1

Common Stock, end of year		68		67		67

Additional Paid-In Capital, beginning of year		2,966		2,825		2,719
Issuance of common stock for employee
benefit plans		127		141		106

Additional Paid-In Capital, end of year		3,093		2,966		2,825

Accumulated Other Comprehensive Income, beginning of year		221		166		842
Net unrealized appreciation (depreciation),
fixed maturities	$26	26	$199	199	$(786)	(786)
Net unrealized depreciation, equity securities	(80)	(80)	(54)	(54)	(22)	(22)

Net unrealized appreciation (depreciation) on	(54)		145		(808)
securities
Net unrealized appreciation, derivatives	10	10	--	--	--	--
Net translation of foreign currencies	(30)	(30)	(14)	(14)	132	132
Minimum pension liability adjustment	--	--	(76)	(76)	--	--

Other comprehensive income (loss)	(74)		55		(676)

Accumulated Other Comprehensive Income, end of year		147		221		166

Retained Earnings, beginning of year		9,081		8,290		6,746
Net income	989	989	987	987	1,774	1,774
Common dividends declared
(per share: $1.28; $1.24; $1.20)		(188)		(196)		(230)

Retained Earnings, end of year		9,882		9,081		8,290

Treasury Stock, beginning of year		(6,922)		(5,199)		(2,096)
Repurchase of common stock		(1,139)		(1,681)		(3,055)
Other treasury stock transactions, net		(74)		(42)		(48)

Treasury Stock, end of year		(8,135)		(6,922)		(5,199)

Total Comprehensive Income and
Shareholders' Equity	$915	$5,055	$1,042	$5,413	$1,098	$6,149

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In millions)

For the years ended December 31,	2001	2000	1999

Cash Flows from Operating Activities
Income from continuing operations	$989	$987	$699
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Insurance liabilities	(266)	1,294	1,151
Reinsurance recoverables	(33)	(453)	(99)
Deferred policy acquisition costs	(51)	(164)	(133)
Premiums, accounts and notes receivable	(26)	(331)	(420)
Accounts payable, accrued expenses and other liabilities	294	450	87
Deferred income taxes	203	(73)	47
Realized investment (gains) losses	175	(7)	(8)
Depreciation and goodwill amortization	244	233	225
Gains on sales of businesses (excluding discontinued operations)	(255)	(99)	(163)
Charge attributable to Brazilian investments	--	--	478
Other, net	(188)	(152)	(47)

Net cash provided by operating activities of continuing operations	1,086	1,685	1,817

Cash Flows from Investing Activities
Proceeds from investments sold:
Fixed maturities	2,496	2,951	3,033
Equity securities	200	168	107
Mortgage loans	629	350	810
Other (primarily short-term investments)	2,425	2,399	3,433
Investment maturities and repayments:
Fixed maturities	2,288	2,160	2,773
Mortgage loans	592	968	466
Investments purchased:
Fixed maturities	(6,169)	(6,120)	(5,925)
Equity securities	(196)	(247)	(119)
Mortgage loans	(1,489)	(1,499)	(1,511)
Other (primarily short-term investments)	(2,431)	(1,702)	(3,692)
Proceeds on sales of businesses, net	350	45	3,557
Deconsolidation of Japanese life insurance operation	(327)	--	--
Other, net	(396)	(380)	(437)

Net cash provided by (used in) investing activities of continuing operations	(2,028)	(907)	2,495

Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds	8,565	8,765	7,585
Withdrawals and benefit payments from contractholder deposit funds	(6,965)	(7,613)	(8,290)
Net change in short-term debt	13	--	(257)
Issuance of long-term debt	493	--	--
Repayment of long-term debt	(145)	(102)	(27)
Repurchase of common stock	(1,139)	(1,696)	(3,028)
Issuance of common stock	38	72	42
Common dividends paid	(190)	(200)	(238)

Net cash provided by (used in) financing activities of continuing operations	670	(774)	(4,213)

Effect of foreign currency rate changes on cash and cash equivalents	(1)	(30)	9
Net cash from discontinued operations	--	--	138

Net increase (decrease) in cash and cash equivalents	(273)	(26)	246
Cash and cash equivalents, beginning of year	2,206	2,232	1,986

Cash and cash equivalents, end of year	$1,933	$2,206	$2,232

Supplemental Disclosure of Cash Information:
Income taxes paid, net of refunds	$121	$457	$511
Interest paid	$109	$105	$116

The accompanying Notes to the Financial Statements are an integral part of these statements.

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

Note 2 — Summary of Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include the accounts of CIGNA Corporation and all significant subsidiaries, which are referred to collectively as “CIGNA.” Intercompany transactions and accounts have been eliminated in consolidation.

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. Amounts recorded in the financial statements reflect management’s estimates and assumptions about medical costs, investment valuation, interest rates and other factors. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

In 1999, results of the property and casualty business were reported as discontinued operations because CIGNA sold that business in July 1999 (see Note 3). Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations. Certain reclassifications have also been made to prior years amounts to conform to the 2001 presentation.

B. Recent Accounting Pronouncements

Derivative instruments and hedging activities. As of January 1, 2001, CIGNA implemented Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At implementation, SFAS No. 133 had an immaterial effect on CIGNA’s consolidated financial statements, increasing net income and accumulated other comprehensive income each by less than $1 million. Additional information regarding SFAS No. 133 and the nature and accounting treatment of CIGNA’s derivative financial instruments is included in Note 6(G).

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

Goodwill. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for reporting and measuring goodwill and other intangible assets.

Under this new accounting standard, CIGNA will cease goodwill amortization on January 1, 2002. Goodwill amortization (after-tax) was $48 million in 2001 and 2000 and $51 million in 1999. Had accounting standards not changed, goodwill amortization for 2002 would have been approximately the same amount as in 2001. At implementation, CIGNA does not expect the new standard to result in impairment losses or have any other significant effect on CIGNA’s consolidated financial statements.

Impairment of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value when impaired. When CIGNA determines that a long-lived asset originally designated to be sold within one year will not be sold in that time frame (such as certain foreclosed real estate), the asset must be written down to the lower of current fair value or fair value at acquisition adjusted to reflect depreciation since acquisition. SFAS No. 144 must be implemented by January 1, 2002. CIGNA does not expect this statement to have a material effect on its consolidated financial statements.

C. Financial Instruments

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments include investments (such as fixed maturities and equity securities), short- and long-term debt, and off-balance-sheet instruments (such as investment and certain loan commitments and financial guarantees). These instruments may change in value due to interest rate and market fluctuations, and most also have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements (such as fixed maturities and equity securities) are carried in the financial statements at amounts that approximate fair value. At the end of 2001 and 2000, the fair values of mortgage loans, contractholder deposit funds and long-term debt were not materially different from their carrying amounts. Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of liabilities for contractholder deposit funds using the amount payable on demand and, for those deposit funds not payable on demand, using discounted cash flow analyses. In many cases, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

D. Investments

CIGNA’s accounting policies for investment assets are discussed below.

Fixed maturities and mortgage loans. Investments in fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. These investments are classified as available for sale and are carried at fair value. Fixed maturities are considered impaired, and amortized cost is written down to fair value through earnings, when management expects a decline in value to persist.

Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. Mortgage loans are considered impaired when it is probable that CIGNA will not collect amounts due according to the terms of the loan agreement.

When an investment is current, CIGNA recognizes interest income when it is earned. CIGNA stops recognizing interest income on fixed maturities and mortgage loans when they are delinquent or have been restructured as to terms (interest rate or maturity date). Net investment income on these investments is only recognized when interest payments are actually received.

Real estate. Investment real estate can be held to produce income or for sale.

CIGNA carries real estate held to produce income at depreciated cost less any write-downs to fair value due to impairment. CIGNA assesses real estate held to produce income for impairment when cash flows indicate that the carrying value may not be recoverable. Depreciation is generally calculated using the straight-line method based on the estimated useful life of the particular real estate asset.

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

Other long-term investments. Other long-term investments includes assets in the separate accounts in excess of separate account liabilities (see Note 2(K)). These assets are carried at fair value.

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

Derivative financial instruments. Note 6(G) discusses CIGNA’s accounting policies for derivative financial instruments.

E. Cash and Cash Equivalents

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F. Reinsurance Recoverables

Reinsurance recoverables are estimates of amounts that CIGNA will receive from reinsurers. Allowances are established for amounts owed to CIGNA under reinsurance contracts that management believes will not be received.

G. Deferred Policy Acquisition Costs

Acquisition costs consist of commissions, premium taxes and other costs that CIGNA incurs to acquire new business. Depending on the product line they relate to, CIGNA records acquisition costs in different ways.

•	Contractholder deposit funds and universal life products are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.
•

Annuity and other individual life insurance (primarily international) products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods.

•	Other products are expensed as incurred.

Management estimates the present value of future revenues less expected payments on products that carry deferred policy acquisition costs. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense.

H. Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet CIGNA’s internal needs, with no plan to market externally. Costs directly related to obtaining, developing or upgrading internal-use software are capitalized. Unamortized internal-use software costs were $375 million at December 31, 2001, and $172 million at December 31, 2000.

CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset. Accumulated depreciation and amortization was $1.1 billion at December 31, 2001, and $996 million at December 31, 2000.

I. Other Assets

Other assets consist primarily of various insurance-related assets.

J. Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Other intangible assets primarily represent purchased customer lists and provider contracts.

CIGNA amortizes goodwill and other intangibles on a straight-line basis over periods ranging from eight to 40 years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible will continue to have value. Accumulated amortization was $466 million at December 31, 2001, and $394 million at December 31, 2000.

For businesses that have recorded goodwill, management analyzes historical and estimated future income or undiscounted cash flows. If this analysis yields an amount that is lower than the amount recorded as goodwill, CIGNA reduces goodwill and records an expense.

Beginning January 1, 2002, CIGNA will cease goodwill amortization and will establish a new methodology for evaluating the recoverability of its goodwill. See Note 2(B).

K. Separate Accounts

Separate account assets and liabilities are contractholder funds maintained in accounts with specific investment objectives, including assets and liabilities of separate trust arrangements for the benefit of purchasers of certain investment products. The assets of these accounts are legally segregated and are not subject to claims that arise out of any of CIGNA’s other businesses. These accounts are carried at fair value. The investment income, gains and losses of these accounts generally accrue to the contractholders and are not included in CIGNA’s revenues and expenses, except for fees earned for asset management services that are reported in premiums and fees.

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

N. Future Policy Benefits

Future policy benefits are liabilities for estimated future obligations under traditional life and health policies and annuity products currently in force. These obligations are estimated using actuarial methods based on assumptions as to premiums, future investment yield, mortality, morbidity and withdrawals that allow for adverse deviation and, for specialty life reinsurance contracts that guarantee a minimum death benefit based on unfavorable changes in variable annuity account values, equity market returns and the volatility of the underlying equity and bond mutual fund investments. Specifically, the estimates for individual life insurance and annuity future policy benefits are computed using interest rate assumptions that generally decline over the first 20 years and range from 2% to 10%. Mortality, morbidity and withdrawal assumptions are based on either CIGNA’s own experience or actuarial tables. Assumptions for equity market returns and the volatility of underlying equity and bond mutual fund investments are based on historical market experience adjusted to reflect both short-term and long-term future expectations.

O. Unearned Premiums

Premiums for group life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. The unrecognized portion of these premiums is recorded as unearned premiums.

P. Other Liabilities

Other liabilities consist principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and guaranty fund assessments that management can reasonably estimate. Other liabilities also include the loss position of certain derivatives (see Note 6(G)).

Q. Translation of Foreign Currencies

CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies, which are generally their functional currencies. CIGNA uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. The translation gain or loss on functional currencies, net of applicable taxes, is generally reflected in accumulated other comprehensive income. CIGNA uses average exchange rates during the year to translate revenues and expenses into U.S. dollars.

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

Revenue for investment-related products is recognized as follows:

•	Net investment income on assets supporting investment-related products is recognized as earned.
•	Contract fees, which are based upon related administrative expenses, are assessed against the customer's fund balance ratably over the contract year.

Benefit expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions.

Revenue for universal life products is recognized as follows:

•	Net investment income on assets supporting universal life products is recognized as earned.
•	Fees for mortality are recognized ratably over the policy year.
•	Administration fees are recognized as services are provided.
•	Surrender charges are recognized as earned.

Benefit expenses for universal life products consist of benefit claims in excess of policyholder account balances. Expenses are recognized when claims are filed, and income is credited in accordance with contract provisions.

S. Participating Business

CIGNA’s participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA’s life insurance subsidiaries. Participating insurance accounted for approximately 6% of CIGNA’s total life insurance in force at the end of 2001, 2000 and 1999.

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

Note 12 contains detailed information about CIGNA’s income taxes.

Note 3 — Acquisitions and Dispositions

CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase. CIGNA conducts regular strategic and financial reviews of its businesses to ensure that capital is used effectively. As a result of these reviews, CIGNA may acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

Sales of interests in Japanese life insurance operation. CIGNA sold portions of its interest in its Japanese life insurance operation to Yasuda Fire & Marine Insurance Company Ltd. as follows:

Date of Sale	Portion of CIGNA Equity Ownership Interest Sold*	Equity Ownership Interest Retained by CIGNA*	Proceeds from Sale (in millions)	Gain on Sale, after- tax (in millions)

April 1999	29%	61%	$105	$43
Jan. 2001	21%	40%	$83	$8
Nov. 2001	40%	--	$267	$27

* Prior to the April 1999 sale, CIGNA owned 90% of the Japanese life insurance operation.

As a result of the January 2001 sale, CIGNA stopped consolidating the assets, liabilities, revenues and expenses of this operation and, until the November 2001 sale, accounted for its remaining interest under the equity method of accounting.

Assets and liabilities of the Japanese life insurance operation that were included in the December 31, 2000 balance sheet were as follows:

(In millions)

Invested assets	$3,000
Cash	327
Deferred policy acquisition costs	653
Other assets	112

Total assets	$4,092

Insurance liabilities	$3,484
Other liabilities, including minority interest	290

Total liabilities	$3,774

Sale of portions of U.S. life reinsurance business. As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement.

During 2001, the acquirer entered into agreements with most of the reinsured parties, relieving CIGNA of any remaining obligations to those parties. As a result, CIGNA accelerated the recognition of $69 million after-tax of the deferred gain in 2001. Excluding the accelerated gain recognition, CIGNA also recognized $9 million after-tax of the deferred gain in Other Operations in 2001, compared with $7 million after-tax in 2000. The remaining deferred gain as of December 31, 2001, was approximately $3 million after-tax.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off and stopped underwriting new reinsurance business. During 2000, CIGNA recorded after-tax charges for the run-off reinsurance business totaling $127 million as follows:

•

a charge of $84 million to strengthen reserves, following a review of reserve assumptions for certain specialty life reinsurance contracts. These contracts guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments;

•	a charge of $40 million to strengthen reserves for accident reinsurance contracts; and
•	a charge of $3 million for restructuring costs (principally severance).

Sale of property and casualty business. On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited for cash proceeds of $3.45 billion. The after-tax gain on the sale was $1.2 billion. CIGNA reported this business as discontinued operations.

Summarized results of operations for these discontinued operations are outlined below:

(In millions)	1999

Revenues	$1,863

Loss before income tax benefits	$(48)
Income tax benefits	(20)

Loss from operations	(28)
Gain on sale, net of taxes of $1,152	1,194

Income from discontinued operations	$1,166

Brazilian investments. During 1999, CIGNA completed a review of its Brazilian operations, consisting primarily of a health care operation and a managed health care business. Based on this review, CIGNA withdrew from the health care operation, but continued operating the managed health care business. To reflect these actions, CIGNA recorded an aggregate after-tax charge of $400 million in 1999, consisting of the following items:

•	$305 million for the carrying value of the health care operation, certain loans guaranteed by CIGNA and exit costs; and
•	$95 million for impairment of other investments, primarily goodwill.

CIGNA’s withdrawal from the health care operation could be challenged. While the outcome of any regulatory or legal actions cannot be determined, CIGNA does not expect that such actions would result in additional losses material to its consolidated results of operations, liquidity or financial condition.

Sale of individual life insurance and annuity business. In 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). CIGNA recognized $52 million of the deferred gain in 2001, $57 million in 2000 and $62 million in 1999. The remaining deferred gain as of December 31, 2001, was $331 million after-tax.

Note 4 — Events of September 11, 2001

As a result of claims arising from the events of September 11, 2001, CIGNA recorded after-tax charges of $25 million in 2001. These charges, which are net of reinsurance, primarily related to life, accident and disability claims and, to a lesser extent, higher utilization of managed behavioral health services. These charges were reported by segment as follows: Employee Health Care, Life and Disability Benefits, $20 million; Employee Retirement Benefits and Investment Services, $3 million; and Other Operations, $2 million.

Note 5 — Restructuring Program

In the fourth quarter of 2001, CIGNA adopted a restructuring program primarily to consolidate existing health service centers into regional service centers. As a result, CIGNA recognized in operating expenses a pre-tax charge of $96 million ($62 million after-tax) in the Employee Health Care, Life and Disability Benefits segment. The pre-tax charge consisted of $48 million of severance costs ($31 million after-tax) and $48 million in real estate costs ($31 million after-tax) related to vacating certain locations.

The severance charge reflected the expected reduction of approximately 3,100 employees. In the fourth quarter of 2001, 436 employees were terminated under the program. As a result of the consolidation of health service centers, CIGNA expects to hire approximately 1,100 employees, thereby resulting in a net reduction of approximately 2,000 employees under this program. The real estate charges consisted of $37 million pre-tax related to vacating leased facilities, which are cash obligations pertaining to non-cancelable lease obligations and lease termination penalties. The charge also included $11 million pre-tax of non-cash asset write-downs. As of December 31, 2001, CIGNA paid $6 million related to severance and vacating leased facilities under this program.

CIGNA expects this restructuring program to be substantially completed during 2002. The table below indicates CIGNA’s restructuring activity (pre-tax) for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2001
charge	3,100	$48	$48	$96
Fourth quarter reductions:
Employees	(436)	(5)		(5)
Lease costs			(1)	(1)
Asset write-downs			(11)	(11)

Balance as of
December 31, 2001	2,664	$43	$36	$79

Note 6 — Investments

CIGNA’s investments, as recorded on the balance sheet, include policyholder share. Policyholder share includes the investment assets related to both experience-rated pension policyholder contracts and participating life insurance policies. See Note 8(B) for discussion on the investment gains and losses associated with policyholder share.

A. Fixed Maturities

The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, were as follows at December 31, 2001:

(In millions)	Amortized Cost	Fair Value

Due in one year or less	$1,104	$1,115
Due after one year through five
years	5,658	5,883
Due after five years through ten
years	6,377	6,571
Due after ten years	3,948	4,240
Mortgage- and other asset-backed
securities	5,585	5,592

Total	$22,672	$23,401

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities, including policyholder share, by type of issuer was as follows:

	December 31, 2001

(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Fair Value

Federal government
and agency	$329	$170	$--	$499
State and local
government	1,544	62	(10)	1,596
Foreign government	588	35	(13)	610
Corporate	14,733	711	(233)	15,211
Federal agency
mortgage-backed	616	15	(4)	627
Other mortgage-backed	2,341	57	(54)	2,344
Other asset-backed	2,521	78	(85)	2,514

Total	$22,672	$1,128	$(399)	$23,401

	December 31, 2000

Federal government
and agency	$533	$244	$--	$777
State and local
government	1,489	70	(4)	1,555
Foreign government	1,735	114	(10)	1,839
Corporate	14,536	532	(296)	14,772
Federal agency
mortgage-backed	495	16	--	511
Other mortgage-backed	2,115	43	(26)	2,132
Other asset-backed	3,260	66	(136)	3,190

Total	$24,163	$1,085	$(472)	$24,776

As of December 31, 2001, CIGNA had commitments to purchase $78 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. CIGNA expects to disburse the committed amounts in 2002.

B. Mortgage Loans and Real Estate

CIGNA’s mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower. Mortgage loans, which are secured by the related property, are generally made at less than 70% of the property’s value.

At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

(In millions)	2001	2000

Mortgage loans	$9,920	$9,768

Real estate:
Held for sale	248	249
Held to produce income	184	279

Total real estate	432	528

Total	$10,352	$10,296

At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

(In millions)	2001	2000

Property type
Retail facilities	$3,231	$3,191
Office buildings	4,254	4,338
Apartment buildings	1,313	1,262
Industrial	756	642
Hotels	549	604
Other	249	259

Total	$10,352	$10,296

Geographic region
Central	$2,850	$3,096
Pacific	2,070	2,199
South Atlantic	1,967	1,827
Middle Atlantic	1,660	1,588
Mountain	909	708
Other	896	878

Total	$10,352	$10,296

Mortgage loans. At December 31, 2001, scheduled mortgage loan maturities were as follows (in billions): $1.2 in 2002, $1.6 in 2003, $1.5 in 2004, $1.2 in 2005, $1.2 in 2006 and $3.2 thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2001, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $83 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. CIGNA expects to disburse the committed amounts in 2002.

At December 31, impaired mortgage loans and valuation reserves were as follows:

(In millions)	2001	2000

Impaired loans with no
valuation reserves	$105	$55
Impaired loans with valuation
reserves	99	179

Total impaired loans	204	234
Less valuation reserves	15	37

Net impaired loans	$189	$197

During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

(In millions)	2001	2000

Reserve balance--January 1	$37	$11
Transfers to foreclosed real estate	(22)	(5)
Charge-offs upon sales	(5)	(1)
Net change in reserves	5	32

Reserve balance--December 31	$15	$37

Impaired mortgage loans, before valuation reserves, averaged approximately $202 million in 2001 and $266 million in 2000. Interest income recorded (cash received) on impaired loans was approximately $16 million in 2001 and $18 million in 2000.

During 1999, CIGNA refinanced approximately $99 million of its mortgage loans at then-current market rates for borrowers unable to obtain alternative financing. There were no such refinancings in 2001 or 2000.

Real estate. During 2001, non-cash investing activities included $110 million of real estate acquired through foreclosure of mortgage loans, compared to $86 million for 2000 and $13 million for 1999. The total of valuation reserves and cumulative write-downs related to real estate, including policyholder share, was $125 million at the end of 2001, compared to $102 million at the end of 2000. Net investment income from real estate held for sale (excluding policyholder share) was $10 million for 2001, $7 million for 2000 and $11 million for 1999. Write-downs upon foreclosure and changes in valuation reserves were $6 million after-tax (excluding policyholder share) for 2001 and not material in 2000 or 1999.

As of December 31, 2001, CIGNA had commitments to purchase $49 million of real estate investments, diversified by property type and geographic region. CIGNA expects to disburse approximately 75% of the committed amounts in 2002.

C. Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents were primarily money market funds of $244 million, other asset-backed securities of $209 million and corporate securities of $940 million at December 31, 2001. CIGNA’s short-term investments and cash equivalents at December 31, 2000, included $415 million in federal government bonds, $514 million in money market funds and $812 million in corporate securities.

D. Net Unrealized Appreciation (Depreciation) on Investments

Unrealized appreciation (depreciation) on investments carried at fair value at December 31 was as follows:

(In millions)	2001	2000

Unrealized appreciation:
Fixed maturities	$1,128	$1,085
Equity securities	161	240

	1,289	1,325

Unrealized depreciation:
Fixed maturities	(399)	(472)
Equity securities	(67)	(30)

	(466)	(502)

	823	823
Less minority interest and
policyholder-related amounts	452	375

Shareholder net unrealized
appreciation	371	448
Less deferred income taxes	132	155

Net unrealized appreciation	$239	$293

E. Non-Income Producing Investments

As of December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding twelve months were as follows:

(In millions)	2001	2000

Fixed maturities	$44	$8
Mortgage loans	1	1
Real estate	122	156
Other long-term investments	91	47

Total	$258	$212

F. Concentration of Risk

As of December 31, 2001 and 2000, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders’ equity.

G. Derivative Financial Instruments

CIGNA’s investment strategy is to manage the characteristics of investment assets (such as duration, yield, currency and liquidity) to meet the varying demands of the related insurance and contractholder liabilities (such as paying claims, investment returns and withdrawals). As part of this investment strategy, CIGNA typically uses derivatives to minimize interest rate, foreign currency and equity price risks. CIGNA routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize credit risk. CIGNA also writes reinsurance contracts to minimize customers’ market risks and insurance contracts that credit income to policyholders based on the change in an equity index.

As of January 1, 2001, CIGNA implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At implementation, SFAS No. 133 had an immaterial effect on CIGNA’s consolidated financial statements, increasing net income and accumulated other comprehensive income each by less than $1 million. SFAS No. 133 allows companies to use hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

Beginning on January 1, 2001, CIGNA accounts for derivative instruments as follows:

•	Derivatives are reported on the balance sheet at fair value with changes in fair values reported in net income or accumulated other comprehensive income.
•

Changes in the fair value of derivatives that hedge market risk related to future cash flows - and that qualify for hedge accounting - are reported in a separate caption in accumulated other comprehensive income. These hedges are referred to as cash flow hedges.

•

A change in the fair value of a derivative instrument may not always equal the change in the fair value of the hedged item; this difference is referred to as hedge ineffectiveness. Where hedge accounting is used, CIGNA reflects hedge ineffectiveness in net income (generally as part of realized investment gains and losses).

•

Features of certain investments and obligations are accounted for as derivatives, such as certain fixed maturities' investment returns that are based on the performance of commercial loan pools. As permitted under SFAS No. 133, derivative accounting has not been applied to such features of investments or obligations existing before January 1, 1999.

In 2001, CIGNA recorded $10 million pre-tax in other operating expenses reflecting the decline in fair value of forward starting swaps used to hedge a mortgage loan participation held for sale. The increase in fair value of the participation through the date of sale was $5 million pre-tax, reported in other revenues. CIGNA also recorded $13 million pre-tax in realized investment losses in 2001 for embedded derivatives whose fair value is based on the performance of underlying commercial loan pools. The effects of other derivatives were not material to CIGNA’s consolidated results of operations, liquidity or financial condition for 2001, 2000 or 1999.

The table below presents information about the nature and accounting treatment of CIGNA’s primary derivative financial instruments. Derivatives in CIGNA’s separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

Instrument	Risk	Purpose	Cash Flows	Accounting Policy (Beginning January 1, 2001*)

Swaps	Interest rate and foreign currency risk	CIGNA hedges the interest or foreign currency cash flows of fixed maturities to match associated liabilities. Currency swaps are primarily euros for periods of up to 20 years.	CIGNA periodically exchanges cash flows between variable and fixed interest rates or between two currencies for both principal and interest.	Using cash flow hedge accounting, fair values are reported in other long-term investments or other liabilities and other comprehensive income. Net interest cash flows are reported in net investment income.

Forward Swaps	Interest rate risk	CIGNA hedges fair value changes of fixed maturity and mortgage loan investments primarily related to experience-rated pension policyholder contracts.	CIGNA periodically exchanges the difference between variable and fixed rate asset cash flows, to begin at a designated future date.	Fair values are reported in other long-term investments or other liabilities and in contractholder deposit fund liabilities, with no effect on net income.

		CIGNA hedges fair value changes of mortgage loan participations to be sold.	CIGNA receives (pays) cash in the amount of fair value changes when the mortgage loan participation is sold.	Fair values of the forward swaps are reported in other assets or liabilities, with changes reported in other revenues or other operating expenses.

Futures	Interest rate risk	CIGNA hedges fair value changes of fixed maturity and mortgage loan investments to be purchased.	CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contract.	Using cash flow hedge accounting, fair value changes are reported in other comprehensive income and amortized into net investment income over the life of the investments purchased.

Embedded Swaps	Interest rate and credit risk	CIGNA purchases fixed maturities with investment return features that are based on the performance of underlying commercial loan pools.	CIGNA receives cash based on the performance of underlying commercial loan pools.	Fair values of the embedded return features are reported in fixed maturities, with changes reported in realized gains and losses.

Written and Purchased Options	Primarily equity risk	CIGNA writes reinsurance contracts to guarantee minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual funds. CIGNA purchases reinsurance contracts to hedge the market risks assumed. These contracts are accounted for as written and purchased options.	CIGNA receives (pays) an up-front fee and will periodically pay (receive) cash resulting from the unfavorable changes in account values when account holders elect to receive minimum income payments.	Fair values are reported in other liabilities and other assets. Changes in fair value are reported in other revenues or other operating expenses.

		CIGNA writes certain universal life insurance contracts that credit income to policyholders based on the change in an equity index. CIGNA purchases options to hedge the effect of income credited under these contracts.	Under written options, CIGNA may be required to make payments to policyholders at the end of the contract, depending on the change in an equity index. Under purchased options, CIGNA pays an up-front fee to third parties, and may receive cash at the end of the contract based on the change in this equity index.	Fair values of written options are reported in contractholder deposit funds, with changes reported in benefit expense. Fair values of purchased options are reported in other assets or liabilities, with changes reported in other revenues or other operating expenses.

* Prior to January 1, 2001, accounting policies differed as follows: the fair value of swaps was reported with fixed maturities; changes in fair value of embedded swaps were included in other comprehensive income with the fair value of fixed maturities; changes in the fair value of futures were reported with fixed maturities and mortgage loan investments; and purchased options were reported in benefit expense at amortized cost adjusted for any change in equity indexes.

Note 7 — Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income (which exclude policyholder share) were as follows:

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax

2001

Net unrealized
depreciation, securities:
Unrealized depreciation on
securities held	$(145)	$46	$(99)
Losses realized on securities	167	(58)	109
Gains realized on sale of business	(92)	32	(60)
Reclassification to establish
separate caption for derivatives	(6)	2	(4)

Net unrealized depreciation,
securities	$(76)	$22	$(54)

Net unrealized
appreciation, derivatives:
Reclassification to establish
separate caption for derivatives	$6	$(2)	$4
Unrealized appreciation on
derivatives held	9	(3)	6

Net unrealized appreciation,
derivatives	$15	$(5)	$10

Net translation of foreign
currencies:
Net translation on foreign
currencies held	$(40)	$9	$(31)
Foreign currency translation losses
realized on sale of business	2	(1)	1

Net translation of foreign
currencies	$(38)	$8	$(30)

2000

Net unrealized
appreciation, securities:
Unrealized appreciation on
securities held	$216	$(76)	$140
Losses realized on securities	7	(2)	5

Net unrealized appreciation,
securities	$223	$(78)	$145

Net translation of foreign
currencies	$(21)	$7	$(14)

Minimum pension liability
adjustment	$(117)	$41	$(76)

1999

Net unrealized
depreciation, securities:
Unrealized depreciation on
securities held	$(916)	$321	$(595)
Gains realized on securities	(49)	17	(32)
Gains realized on sales of
businesses	(256)	75	(181)

Net unrealized depreciation,
securities	$(1,221)	$413	$(808)

Net translation of foreign
currencies:
Net translation on foreign
currencies held	$(139)	$49	$(90)
Foreign currency translation losses
realized on sales of businesses	209	(76)	133
Foreign currency translation
losses realized on withdrawal
from Brazilian operation	137	(48)	89

Net translation of foreign
currencies	$207	$(75)	$132

Note 8 — Investment Income and Gains and Losses

A. Net Investment Income

The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Fixed maturities	$1,722	$1,757	$1,687
Equity securities	10	10	9
Mortgage loans	772	774	813
Policy loans	208	204	260
Real estate	94	113	152
Other long-term investments	56	60	44
Short-term investments and
cash	74	141	145

	2,936	3,059	3,110
Less investment expenses	93	117	151

Net investment income	$2,843	$2,942	$2,959

Net investment income attributable to policyholder contracts (which is included in CIGNA’s revenues and is primarily offset by amounts included in benefits, losses and settlement expenses) was approximately $1.5 billion for 2001 and $1.4 billion for 2000 and 1999. Net investment income for separate accounts (which is not reflected in CIGNA’s revenues) was $1.0 billion for 2001, $2.0 billion for 2000 and $1.7 billion for 1999.

Fixed maturities and mortgage loans on which CIGNA recognizes interest income only when cash is received (referred to as non-accrual investments), including policyholder share, were as follows at December 31:

(In millions)	2001	2000

Restructured	$268	$169
Delinquent	76	54

Total non-accrual investments	$344	$223

For 2001 and 2000, net investment income was $20 million and $9 million lower, respectively, than it would have been if interest on non-accrual investments had been recognized in accordance with the original terms of these investments.

In 1999, net investment income was $9 million higher than it would have been under the original terms of these investments, because CIGNA collected unrecognized interest income due in an earlier year.

B. Realized Investment Gains and Losses

Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Fixed maturities	$(204)	$(59)	$(17)
Equity securities	37	52	19
Mortgage loans	(2)	(12)	(1)
Real estate	(12)	22	3
Other	6	4	4

	(175)	7	8
Less income taxes (benefits)	(63)	3	4

Net realized investment gains
(losses)	$(112)	$4	$4

Realized investment gains and losses included impairments in the value of investments, net of recoveries, of $214 million in 2001, $70 million in 2000 and $27 million in 1999.

Realized investment gains and losses that are not reflected in CIGNA’s revenues for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Separate accounts	$(819)	$1,787	$2,285
Policyholder contracts	$(116)	$(83)	$5

Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Proceeds from sales	$2,696	$3,119	$3,140
Gross gains on sales	$189	$121	$89
Gross losses on sales	$(178)	$(109)	$(44)

Note 9 — Debt

Short-term and long-term debt consisted of the following at December 31:

(In millions)	2001	2000

Short-term
Current maturities of long-term
debt	$37	$146
Short-term notes	13	--

Total short-term debt	$50	$146

Long-term
Uncollateralized debt:
7.17% Notes due 2002	$--	$25
7.4% Notes due 2003	100	100
6 3/8% Notes due 2006	100	100
7.4% Notes due 2007	300	300
8 1/4% Notes due 2007	100	100
7% Notes due 2011	250	--
6.375% Notes due 2011	250	--
7.65% Notes due 2023	100	100
8.3% Notes due 2023	17	17
7 7/8% Debentures due 2027	300	300
8.3% Step Down Notes due 2033	83	83
Medium-term Notes	26	37
Collateralized debt
(principally by real estate)	1	1

Total long-term debt	$1,627	$1,163

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2001 and 2000.

CIGNA’s medium-term notes have original maturity dates ranging from approximately seven to ten years, and interest rates ranging from 6.6% to 8.0%. The weighted average interest rate on CIGNA’s outstanding medium-term notes was 7.3% at December 31, 2001, and 7.4% at December 31, 2000.

As of December 31, 2001, CIGNA had available $255 million in committed lines of credit provided by U.S. banks. These lines of credit generally have terms ranging from one to three years and are paid for with a combination of fees and bank balances. Interest that CIGNA incurs for using these lines of credit is negotiated for each individual transaction.

CIGNA issued the following debt securities in 2001:

•	$250 million of 7% notes due in 2011, issued in January; and
•	$250 million of 6.375% notes due in 2011, issued in October.

As of December 31, 2001, CIGNA had $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.

Maturities of long-term debt are as follows (in millions): $37 in 2002, $126 in 2003, none in 2004 and 2005, $100 in 2006, and the remainder in years after 2006.

Interest expense was $118 million in 2001, $104 million in 2000 and $116 million in 1999.

Note 10 — Common and Preferred Stock

As of December 31, CIGNA had issued the following shares:

(Shares in thousands)	2001	2000	1999

Common: Par value $0.25
600,000 shares authorized
Outstanding--January 1	152,005	169,697	205,650
Issued for stock option and
other benefit plans	1,576	1,557	739
Repurchase of common stock	(12,028)	(19,249)	(36,692)

Outstanding--December 31	141,553	152,005	169,697
Treasury shares	129,461	116,903	97,149

Issued--December 31	271,014	268,908	266,846

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

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2001, 2000 or 1999.

Note 11 — Shareholders’ Equity and Dividend Restrictions

State insurance departments that regulate CIGNA’s insurance subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus.

CIGNA’s life insurance subsidiaries’ statutory net income for the year ended, and surplus as of, December 31 were as follows:

(In millions)	2001	2000	1999

Net income	$446	$726	$937
Surplus	$2,612	$3,052	$3,166

CIGNA’s insurance subsidiaries are subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to their shareholders without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA’s insurance subsidiaries may make during 2002 without prior approval is approximately $620 million. The amount of net assets that could not be distributed without prior approval as of December 31, 2001, was approximately $3.8 billion.

Note 12 — Income Taxes

Management believes that CIGNA’s taxable income in future years will be sufficient to realize CIGNA’s net deferred tax assets of $1.0 billion as of December 31, 2001, and $1.2 billion as of December 31, 2000. This determination is based on CIGNA’s earnings history and future expectations.

CIGNA’s deferred tax asset is net of valuation allowances of $91 million as of December 31, 2001 and 2000. The valuation allowance reflects management’s assessment as to whether certain deferred tax assets will be realizable.

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

CIGNA’s federal income tax returns are routinely audited by the Internal Revenue Service. In management’s opinion, adequate tax liabilities have been established for all years.

Deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2001	2000

Deferred tax assets
Employee and retiree benefit
plans	$539	$469
Investments, net	368	323
Other insurance and
contractholder liabilities	245	396
Deferred gains on sales of
businesses	180	251
Policy acquisition expenses	138	156
Bad debt expense	23	19
Other	11	22

Deferred tax assets before
valuation allowance	1,504	1,636
Valuation allowance for
deferred tax assets	(91)	(91)

Deferred tax assets, net of
valuation allowance	1,413	1,545

Deferred tax liabilities
Depreciation and amortization	248	185
Unrealized appreciation on
investments	132	155
Other	--	6

Total deferred tax liabilities	380	346

Net deferred income tax assets	$1,033	$1,199

Current income taxes payable were $215 million as of December 31, 2001, and $73 million as of December 31, 2000.

The components of income taxes for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Current taxes
U.S. income	$286	$551	$418
Foreign income	6	8	24
State income	13	24	31

	305	583	473

Deferred taxes (benefits)
U.S. income	204	(67)	51
Foreign income	1	(1)	--
State income	(2)	(5)	(4)

	203	(73)	47

Total income taxes	$508	$510	$520

Total income taxes for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	2001	2000	1999

Tax expense at nominal rate	$524	$524	$427
Tax-exempt interest income	(25)	(24)	(17)
Dividends received deduction	(16)	(17)	(11)
Amortization of goodwill	15	15	18
State income tax (net of
federal income tax benefit)	7	12	17
Change in valuation allowance	--	(1)	86
Other	3	1	--

Total income taxes	$508	$510	$520

Note 13 — Pension and Other Postretirement Benefit Plans

A. Pension and Other Postretirement Benefit Plans

CIGNA and certain of its subsidiaries provide pension, health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans.

The following table summarizes the obligations and assets related to these plans as of, and for the year ended, December 31:

	Pension Benefits		Other Postretirement Benefits

(In millions)	2001	2000	2001	2000

Change in benefit
obligation
Benefit obligation,
January 1	$2,756	$2,484	$524	$451
Service cost	91	80	3	3
Interest cost	196	196	36	39
(Gain) loss from past
experience	113	200	(16)	71
Benefits paid from
plan assets	(169)	(159)	(7)	(10)
Benefits paid--other	(32)	(39)	(34)	(30)
Divestiture	(23)	--	--	--
Amendments	--	(6)	--	--

Benefit obligation,
December 31	2,932	2,756	506	524

Change in plan
assets
Fair value of plan
assets, January 1	2,890	3,267	41	48
Actual return on
plan assets	(208)	(220)	3	3
Employer
contributions	--	3	--	--
Benefits paid	(169)	(159)	(7)	(10)
Divestiture	(13)	--	--	--
Other	--	(1)	--	--

Fair value of plan assets, December 31	2,500	2,890	37	41

Net benefit obligation (asset)	432	(134)	469	483
Unrecognized net
gains (losses) from
past experience	(295)	238	102	87
Unrecognized prior
service cost	9	7	171	187
Unamortized SFAS
87 transition asset	--	1	--	--

Net amount
recognized in the
balance sheet	$146	$112	$742	$757

Accrued benefit
liability	$263	$243	$742	$757
Intangible asset	--	(14)	--	--
Accumulated other
comprehensive
income (after-tax
$76)	(117)	(117)	--	--

Net amount
recognized in the
balance sheet	$146	$112	$742	$757

The 1999 sale of the property and casualty business resulted in $150 million of gain from pension benefits and $46 million of gain from other postretirement benefits, which were reported as part of the gain on sale.

Pensions. As of December 31, 2001, pension plans with accumulated benefits exceeding assets had projected benefit obligations of $374 million and related assets at fair value of $5 million. As of December 31, 2000, such plans had projected benefit obligations of $353 million and related assets at fair value of $27 million. The accumulated benefit obligation related to these plans was $246 million at December 31, 2001, and $260 million at December 31, 2000.

CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 292,500 shares of CIGNA common stock with a fair value of $27 million at December 31, 2001, and $39 million at December 31, 2000.

Components of net pension cost, excluding the amount recognized as part of the gain on the 1999 sale of the property and casualty business noted above, for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Service cost	$91	$80	$93
Interest cost	196	196	195
Expected return on plan assets	(232)	(224)	(213)
Amortization of:
Net loss from past experience	14	4	8
Prior service cost	1	1	2
SFAS 87 transition asset	(1)	(9)	(10)

Net pension cost	$69	$48	$75

Other postretirement benefits. Unfunded retiree health benefit plans had accumulated benefit obligations of $368 million at December 31, 2001, and $391 million at December 31, 2000. At the end of 2001, retiree life insurance plans with accumulated benefit obligations of $138 million were partially funded with plan assets of $37 million, compared with accumulated benefit obligations of $133 million, partially funded with plan assets of $41 million, at the end of 2000. These plan assets were invested in the general account of CGLIC.

Components of net other postretirement benefit cost, excluding the amount recognized as part of the gain on the 1999 sale of the property and casualty business noted above, for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Service cost	$3	$3	$5
Interest cost	36	39	33
Expected return on plan assets	(2)	(3)	(4)
Amortization of:
Net gain from past experience	(4)	(4)	(9)
Prior service cost	(16)	(16)	(15)

Net other postretirement
benefit cost	$17	$19	$10

The estimated rate of future increases in the per capita cost of health care benefits was 8%, decreasing to 5% over six years. This estimate reflects CIGNA’s current claim experience and management’s estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2001 reported amounts as follows:

(In millions)	Increase	Decrease

Effect on total service and
interest cost	$1	$(1)
Effect on postretirement
benefit obligation	$22	$(20)

Assumptions for pension and other postretirement plans. Management determined the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions at December 31:

	2001	2000	1999

Discount rate	7.25%	7.5%	8%
Expected return on plan
assets:
Projected pension benefit
obligation	9%	9%	9%
Accumulated other
postretirement benefit
obligation	7%	7%	7%
Expected rate of
compensation increase:
Projected pension benefit
obligation	5.3%	5.2%	5.1%
Accumulated other
postretirement benefit
obligation	4.5%	4.5%	4.5%

B. 401(k) Plans

CIGNA sponsors several 401(k) plans in which CIGNA matches a portion of employees’ pre-tax contributions. Participants may invest in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA’s annual performance meets certain targets. A substantial amount of CIGNA’s matching contributions are invested in CIGNA common stock. CIGNA’s expense for these plans was $50 million for 2001, $47 million for 2000 and $45 million for 1999.

Note 14 — Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options and restricted stock to certain employees. Other authorized types of stock-based awards, which have been used to a very limited extent, include common stock issued instead of cash compensation and stock appreciation rights issued with stock options. Dividend equivalent rights are also authorized, but have not been issued.

CIGNA had the following number of shares of common stock available for award at December 31: 16.3 million in 2001, 17.1 million in 2000 and 10.4 million in 1999.

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

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	2001		2000		1999

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding--January 1	11,856	$75.34	10,763	$68.37	10,979	$56.70
Granted	3,474	$107.81	4,890	$82.84	5,115	$83.28
Exercised	(1,681)	$64.65	(3,257)	$63.03	(3,247)	$52.65
Expired or canceled	(560)	$83.45	(540)	$78.62	(2,084)	$67.99

Outstanding--December 31	13,089	$84.98	11,856	$75.34	10,763	$68.37

Options exercisable at year-end	6,041	$79.26	4,037	$70.42	4,721	$63.91

The number of expired or canceled options in 1999 included options held by employees of the sold property and casualty business, which were canceled.

The following table summarizes information for outstanding common stock options at December 31, 2001:

	Range of Exercise Prices

(Options in thousands)	$ 17.94 to $ 79.99	$ 80.00 to $ 99.99	$ 100.00 to $ 130.63

Options outstanding	5,589	3,613	3,887
Weighted average remaining
contractual life (years)	6.5	6.2	7.9
Weighted average exercise
price	$66.10	$85.99	$111.20
Options exercisable	2,861	1,951	1,229
Weighted average exercise
price	$59.04	$88.44	$111.76

The weighted average fair value of options granted under employee incentive plans was $22.34 for 2001, $19.35 for 2000 and $17.54 for 1999, using the Black-Scholes option-pricing model and the following assumptions:

	2001	2000	1999

Dividend yield	1.2%	1.5%	1.6%
Expected volatility	24.2%	26.2%	26.0%
Risk-free interest rate	5.0%	6.3%	4.9%
Expected option life	3 years	3 years	3 years

CIGNA does not record compensation expense related to stock options because their exercise price is equal to the market price of CIGNA common stock at the grant date. If CIGNA had recorded compensation expense for stock options based on their fair value at the grant date using the Black-Scholes option-pricing model, net income would have been reduced by $50 million in 2001, $42 million in 2000 and $39 million in 1999. Diluted earnings per share would have been $6.27 in 2001, $5.85 in 2000 and $8.82 in 1999.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to five years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date. Grants of restricted shares of CIGNA common stock were as follows:

(Shares in thousands)	2001	2000	1999

Shares granted	358	405	403
Weighted average fair value
per share	$108.44	$76.29	$80.51

Compensation cost related to these grants was $18 million in 2001, $15 million in 2000 and $17 million in 1999. At the end of 2001, approximately 2,100 employees held 1.1 million restricted shares.

Note 15 — Earnings Per Share

Basic and diluted earnings per share (EPS) for income from continuing operations are computed as follows for the year ended December 31:

(Dollars in millions, except per share amounts)	Basic	Effect of Dilution	Diluted

2001

Income from continuing
operations	$989	$--	$989

Shares (in thousands):
Weighted average	147,892	--	147,892
Options and restricted stock
grants		2,144	2,144

Total shares	147,892	2,144	150,036

EPS	$6.69	$(0.10)	$6.59

2000

Income from continuing
operations	$987	$--	$987

Shares (in thousands):
Weighted average	159,810	--	159,810
Options and restricted stock
grants		2,575	2,575

Total shares	159,810	2,575	162,385

EPS	$6.18	$(0.10)	$6.08

1999

Income from continuing
operations	$699	$--	$699

Shares (in thousands):
Weighted average	194,609	--	194,609
Options and restricted stock
grants		2,639	2,639

Total shares	194,609	2,639	197,248

EPS	$3.59	$(0.05)	$3.54

Note 16 — Reinsurance

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

Individual life and annuity reinsurance. CIGNA had a reinsurance recoverable of $5.6 billion at December 31, 2001, and $5.9 billion at December 31, 2000, from Lincoln National Corporation that arose from the 1998 sale of CIGNA’s individual life insurance and annuity business to Lincoln through an indemnity reinsurance arrangement. See Note 3 for information about this sale.

Unicover and London reinsurance. The run-off reinsurance operations include an approximate 35% share in the primary layer of a workers’ compensation reinsurance pool, which was formerly managed by Unicover Managers, Inc. The pool had obtained reinsurance for a significant portion of its exposure to claims, but disputes have arisen regarding this reinsurance (also known as retrocessional) coverage. The retrocessionaires have commenced arbitration in the United States against Unicover and the pool members, seeking rescission or damages. In addition, two of the retrocessionaires have commenced a separate arbitration in the United Kingdom asserting that CIGNA provides additional retrocessional coverage to them, which CIGNA denies.

CIGNA has also ceded other reinsurance business in the London market. Some retrocessionaires are disputing the validity of these reinsurance contracts with CIGNA. Arbitration over some of these disputes has commenced.

Some of these matters are likely to be resolved in 2002. The outcomes are uncertain. If some of the arbitration results are unfavorable, CIGNA could incur losses material to its consolidated results of operations. However, management does not expect the arbitration results to have a material adverse effect on CIGNA’s liquidity or financial condition.

Other reinsurance. CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, whether because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

Effects of reinsurance. In CIGNA’s consolidated income statements, premiums and fees were net of ceded premiums, and benefits, losses and settlement expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	2001	2000	1999

Premiums and fees
Short-duration contracts:
Direct	$13,521	$13,305	$12,008
Assumed	221	452	566
Ceded	(215)	(215)	(312)

	13,527	13,542	12,262

Long-duration contracts:
Direct	1,815	2,754	2,731
Assumed	523	721	654
Ceded:
Individual life insurance
and annuity business sold	(386)	(461)	(462)
Other	(112)	(228)	(156)

	1,840	2,786	2,767

Total	$15,367	$16,328	$15,029

Reinsurance recoveries
Individual life insurance and
annuity business sold	$269	$308	$362
Other	460	261	323

Total	$729	$569	$685

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fees amounts shown in the above table.

Note 17 — Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $155 million in 2001, $134 million in 2000 and $143 million in 1999.

As of December 31, 2001, future net minimum rental payments under non-cancelable operating leases were approximately $533 million, payable as follows (in millions): $132 in 2002, $112 in 2003, $96 in 2004, $77 in 2005, $44 in 2006 and $72 thereafter.

Note 18 — Segment Information

Operating segments generally reflect groups of related products, but the International Life, Health and Employee Benefits segment is based on geography. CIGNA measures the financial results of its segments using operating income (net income excluding after-tax realized investment results). CIGNA’s operations are not materially dependent on one or a few customers, brokers or agents.

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

CIGNA also reports results in two other categories.

Other Operations consist of:

•	the deferred gains recognized from both the 1998 sale of the individual life insurance and annuity business and the 2000 sale of certain reinsurance operations;
•	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
•	reinsurance operations (consisting of the sold reinsurance operations prior to the date of sale and the run-off reinsurance business);
•	settlement annuity business; and
•	certain investment management services initiatives.

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated corporate investments, intersegment eliminations and certain corporate overhead expenses. For years prior to 2000, corporate includes overhead expenses previously allocated to the property and casualty business. See “Segment reporting changes” below.

CIGNA measures the financial results of its segments using operating income (which is defined as net income excluding after-tax realized investment results, and in 1999, also excluding the results of discontinued operations and the cumulative effect of adopting SOP 97-3 (see Note 2(B)). CIGNA determines operating income for each segment consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

Segment reporting changes. Beginning January 1, 2000, CIGNA made the following segment reporting changes:

•

CIGNA combined the operations of a new business initiative (the results of which had been previously reported in Other Operations) with a business that is reported in the Employee Health Care, Life and Disability Benefits segment. Results for the year ended December 31, 1999, have been reclassified to conform to this presentation.

•

Prior to 2000, corporate overhead expenses that would have been allocated to the property and casualty business had that business not been sold were reported in Corporate. Effective January 1, 2000, this overhead was allocated to the operating segments. After-tax charges of $32 million would have been allocated to the operating segments in 1999 if CIGNA had applied this allocation methodology that year as well. Most of that amount would have been charged to the Employee Health Care, Life and Disability Benefits segment.

Summarized segment financial information for the year ended and as of December 31 was as follows:

(In millions)	2001	2000	1999

Employee Health Care, Life
and Disability Benefits
Premiums and fees and other
revenues	$14,652	$14,006	$12,931
Net investment income	600	606	571

Segment revenues	$15,252	$14,612	$13,502
Income taxes	$400	$416	$385
Operating income	$748	$762	$711
Assets under management:
Invested assets	$8,366	$8,350	$7,864
Separate account assets	1,840	1,943	2,038

Total	$10,206	$10,293	$9,902

Employee Retirement Benefits
and Investment Services
Premiums and fees and other
revenues	$322	$350	$325
Net investment income	1,668	1,617	1,605

Segment revenues	$1,990	$1,967	$1,930
Income taxes	$88	$103	$128
Operating income	$221	$257	$265
Assets under management:
Invested assets	$22,678	$21,246	$20,361
Separate account assets	32,399	33,059	34,052

Total	$55,077	$54,305	$54,413

International Life, Health
and Employee Benefits
Premiums and fees and other
revenues	$936	$2,046	$1,713
Net investment income	49	148	124

Segment revenues	$985	$2,194	$1,837
Income taxes (benefits)	$52	$26	$(37)
Equity in net income (loss)
of investees	$79	$(4)	$(360)
Operating income (loss)	$95	$48	$(342)
Assets under management:
Invested assets	$682	$3,644	$3,422
Separate account assets	147	134	142

Total	$829	$3,778	$3,564

Other Operations
Premiums and fees and other
revenues	$601	$702	$849
Net investment income	502	522	581

Segment revenues	$1,103	$1,224	$1,430
Income taxes (benefits)	$64	$(22)	$73
Operating income (loss)	$133	$(26)	$139
Assets under management:
Invested assets	$6,438	$6,566	$6,526
Separate account assets	1,877	1,880	2,951

Total	$8,315	$8,446	$9,477

(In millions)	2001	2000	1999

Corporate
Other revenues and
eliminations	$(64)	$(59)	$(59)
Net investment income	24	49	78

Segment revenues	$(40)	$(10)	$19
Income tax benefits	$(33)	$(16)	$(33)
Operating loss	$(96)	$(58)	$(78)
Invested assets	$97	$2	$732

Realized Investment Gains
(Losses)
Realized investment gains
(losses)	$(175)	$7	$8
Income taxes (benefits)	(63)	3	4

Realized investment gains (losses), net of taxes	$(112)	$4	$4

Total
Premiums and fees and other
revenues	$16,447	$17,045	$15,759
Net investment income	2,843	2,942	2,959
Realized investment gains
(losses)	(175)	7	8

Total revenues	$19,115	$19,994	$18,726
Income taxes	$508	$510	$520
Operating income from
continuing operations	$1,101	$983	$695
Realized investment gains
(losses), net of taxes	(112)	4	4

Income from continuing
operations	$989	$987	$699

Assets under management
Invested assets	$38,261	$39,808	$38,905
Separate account assets	36,263	37,016	39,183

Total	$74,524	$76,824	$78,088

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

(In millions)	2001	2000	1999

Health Maintenance
Organizations	$6,849	$6,736	$6,393
Medical and Dental Indemnity	4,914	4,396	3,722
Group Life	1,717	1,828	1,861
Other	2,967	4,085	3,783

Total	$16,447	$17,045	$15,759

Note 19 — Foreign Operations

CIGNA provides international life, accident, health and employee benefits insurance coverages on a direct and reinsured basis, primarily through the International Life, Health and Employee Benefits segment in Japan, Latin America, the Pacific region and Europe.

Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

(In millions)	2001	2000	1999

Domestic	$15,648	$15,030	$14,036
Foreign	799	2,015	1,723

Total	$16,447	$17,045	$15,759

CIGNA’s aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 2001, 2000 and 1999 were not material.

Note 20 — Contingencies

A. Financial Guarantees

CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business.

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees, which include the following:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed 102% to 130% of benefit obligations. If employers do not maintain these levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. Benefit obligations under these arrangements were $2.4 billion as of December 31, 2001 and 2000. There were no additional liabilities required as of December 31, 2001 or 2000 for these guarantees.

•

Under arrangements with certain retirement plan sponsors, CIGNA guarantees that plan participants will receive the value of their accounts if they withdraw their balances. These guarantees could require payment by CIGNA in the event that a significant number of plan participants withdraw their accounts when the market value of the related assets is less than the plan participant account values at the time of withdrawal. Participant account values under these arrangements were $1.8 billion as of December 31, 2001, and $1.9 billion as of December 31, 2000. There were no additional liabilities required as of December 31, 2001 or 2000 for these guarantees.

•

CIGNA guarantees a minimum level of earnings (based on investment, mortality and retirement experience) for a group annuity contract. If the actual investment return is less than the minimum guaranteed level, CIGNA is required to fund the difference. The guaranteed benefit obligation was $334 million as of December 31, 2001, and $343 million as of December 31, 2000. CIGNA had additional liabilities of $14 million and $13 million for this guarantee as of December 31, 2001 and 2000, respectively.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA's consolidated results of operations, liquidity or financial condition.

The management fee that CIGNA charges to separate accounts includes a guarantee fee. These fees are recognized in income as earned.

As of December 31, 2001, CIGNA guaranteed $42 million of industrial revenue bond issues, which will mature in 2007. At December 31, 2000, CIGNA guaranteed $85 million of industrial revenue bonds that had maturities ranging from six to fifteen years. If the issuers default, CIGNA will be required to make periodic payments based on the original terms of the bonds. Unlike many debt obligations, an event of default under these bonds will not cause the scheduled principal payments to be due immediately.

B. Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some current issues that may affect CIGNA’s businesses include:

•	initiatives to increase health care regulation;
•	efforts to expand tort liability of health plans;
•	class action lawsuits targeting health care companies, including CIGNA;
•	initiatives to restrict insurance pricing and the application of underwriting standards; and
•	efforts to revise federal tax laws.

Health care regulation. Federal and state legislatures, administrative agencies and courts continue efforts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation is expected to continue.

In 2001, the U.S. Senate and House of Representatives passed different versions of “patients’ bill of rights” legislation. Congress will attempt to reconcile the two bills in a conference committee. Although both bills provide for independent review of decisions regarding medical care, the bills differ on the circumstances under which lawsuits may be brought against managed care organizations and the scope of their liability.

Final privacy regulations under the Health Insurance Portability and Accountability Act of 1996 became effective in April 2001. The regulations cover all aspects of the health care delivery system, and address the use and disclosure of individually identifiable health care information. Compliance with the privacy regulations is required by April 2003. CIGNA expects to undertake significant systems enhancements, training and administrative efforts to satisfy these requirements.

Other possible regulatory changes that could have an adverse effect on CIGNA’s health care operations include:

•	additional mandated benefits or services that increase costs without improving the quality of care;
•	narrowing of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state laws;
•	changes in ERISA regulations resulting in increased administrative burdens and costs;
•	additional restrictions on the use of prescription drug formularies;
•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease management;
•	additional rules establishing the time periods for payment of health care provider claims that vary from state to state; and
•	legislation that would exempt independent physicians from antitrust laws.

The health care industry is under increasing scrutiny by various state and federal government agencies and may be subject to government efforts to bring criminal actions in circumstances that would previously have given rise only to civil or administrative proceedings.

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. As a result, management expects revenues and operating income associated with these products to decline. In 2001, revenues of $287 million and operating income of $33 million were from products affected by this legislation.

Statutory accounting principles. In 1998, the NAIC adopted standardized statutory accounting principles. States in which CIGNA’s insurance subsidiaries are domiciled have adopted these principles, effective as of January 1, 2001. The implementation of these principles did not materially impact the ability of CIGNA’s insurance companies to make dividend payments (or other distributions) to CIGNA Corporation or to meet obligations under insurance policies.

Insolvency funds. Many states maintain funds to pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through reduced premium taxes.

CIGNA’s insurance and HMO subsidiaries recorded pre-tax charges for continuing operations of $17 million for 2001, $20 million for 2000 and $8 million for 1999 (before giving effect to future premium tax recoveries) for insolvency fund and other insurance-related assessments that can be reasonably estimated.

As discussed in Note 2(B), CIGNA recorded a $91 million reduction of net income in 1999 to reflect the effect of implementing SOP 97-3 for insurance-related assessments. Most of this charge related to the property and casualty business, which was sold in 1999.

C. Litigation and Other Legal Matters

CIGNA and several health care industry competitors are defendants in proposed federal and state class action lawsuits. The federal lawsuits allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. A class has been certified in an Illinois state court lawsuit against CIGNA in which health care providers allege breach of contract and seek increased reimbursements. In addition, CIGNA is routinely involved in numerous lawsuits arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs.

The Department of Justice and Office of Inspector General are investigating a subsidiary of CIGNA regarding Medicare cost reporting practices for the years 1990 through 1999. Medicare cost reports form the basis for reimbursements to the CIGNA subsidiary by the Centers for Medicare and Medicaid Services for Medicare covered services the subsidiary provides to eligible individuals. While it is not possible to determine the outcome of this investigation, CIGNA does not believe that the outcome will be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

The outcome of litigation and other legal matters is always uncertain. With the possible exception of certain reinsurance arbitration proceedings (discussed on page 53), CIGNA does not believe that any legal proceedings currently threatened or pending will result in losses that would be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

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

Management reviews recommendations of the internal auditors and independent accountants concerning the system of internal accounting controls, and responds to such recommendations with corrective actions, as appropriate. Management believes that, as of December 31, 2001, the system of internal accounting controls is adequate to provide the reasonable assurances discussed herein and that there are no material deficiencies in the design or operation of the system of internal accounting controls.

Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 7, 2002

Quarterly Financial Data (unaudited)

        The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2001 and 2000.

        Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended

	March 31		June 30		Sept. 30		Dec. 31

Consolidated Results
2001
Total revenues	$4,732		$4,663		$4,778		$4,942
Income before income taxes	420		385		411		281
Net income	276	(1)	252	(2)	270	(3)	191	(4)
Net income per share:
Basic	1.82		1.69		1.83		1.33
Diluted	1.78		1.66		1.81		1.32
2000
Total revenues	$4,891		$4,971		$5,026		$5,106
Income before income taxes	420		246		430		401
Net income	271		161	(5)	278		277
Net income per share:
Basic	1.61		1.00		1.78		1.80
Diluted	1.60		.99		1.74		1.76
Stock and Dividend Data
2001
Price range of common stock -- high	$134.95		$110.32		$102.72		$94.90
-- low	$99.30		$87.76		$75.50		$69.86
Dividends declared per common share	$.32		$.32		$.32		$.32
2000
Price range of common stock -- high	$85.63		$99.50		$106.00		$136.75
-- low	$60.75		$73.38		$86.88		$104.05
Dividends declared per common share	$.31		$.31		$.31		$.31

(1)	The first quarter of 2001 includes an $8 million after-tax gain on the sale of a partial interest in the Japanese life insurance operation.
(2)	The second quarter of 2001 includes a $22 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.
(3)

The third quarter of 2001 includes a $33 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business, which was partially offset by charges of $25 million after-tax related to the events of September 11, 2001.

(4)

The fourth quarter of 2001 includes a $62 million after-tax restructuring charge, partially offset by a $27 million after-tax gain on the sale of CIGNA's remaining interest in the Japanese life insurance operation and a $14 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.

(5)

The second quarter of 2000 includes charges of $127 million after-tax for the retained reinsurance businesses (including CIGNA's accident, domestic health, international life and health, and specialty life reinsurance businesses).