Form 10-K, Exhibit 13
period 2002-12-31
CIGNA CORP
filed 2003-02-28
CIK 701221

Highlights

(Dollars in millions, except per share amounts)	2002	2001	2000	1999	1998

Revenues
Premiums and fees and other revenues	$16,870	$15,940	$16,579	$15,304	$14,044
Net investment income	2,716	2,842	2,940	2,958	3,114
Realized investment gains (losses)	(238)	(175)	7	8	134

Total revenues	$19,348	$18,607	$19,526	$18,270	$17,292

Results of Operations
Operating income (loss):
Employee Health Care, Life and Disability Benefits	$579	$730	$756	$714	$590
Employee Retirement Benefits and Investment Services	231	221	257	265	248
International Life, Health and Employee Benefits	31	95	48	(342)	17
Run-off Reinsurance Operations	(1,070)	57	(119)	35	15
Other Operations	74	76	93	104	314
Corporate	(87)	(96)	(58)	(78)	(97)

Total operating income (loss)	(242)	1,083	977	698	1,087
Realized investment gains (losses), net of taxes	(155)	(112)	4	4	88

Income (loss) from continuing operations	(397)	971	981	702	1,175
Income (loss) from discontinued operations	(1)	18	6	1,163	117
Cumulative effect of accounting change, net of taxes	-	-	-	(91)	-

Net income (loss)	$(398)	$989	$987	$1,774	$1,292

Net income (loss) excluding goodwill amortization	$(398)	$1,037	$1,035	$1,822	$1,340

Income (loss) per share from continuing operations:
Basic	$(2.83)	$6.57	$6.14	$3.61	$5.57
Diluted	$(2.83)	$6.47	$6.04	$3.56	$5.50
Net income (loss) per share:
Basic	$(2.83)	$6.69	$6.18	$9.12	$6.12
Diluted	$(2.83)	$6.59	$6.08	$8.99	$6.05
Common dividends declared per share	$1.32	$1.28	$1.24	$1.20	$1.15
Total assets	$88,950	$91,589	$95,088	$95,333	$95,890
Long-term debt	$1,500	$1,626	$1,162	$1,357	$1,425
Shareholders' equity	$3,867	$5,055	$5,413	$6,149	$8,277
Per share	$27.75	$35.71	$35.61	$36.24	$40.25
Common shares outstanding (in thousands)	139,370	141,553	152,005	169,697	205,650
Shareholders of record	9,945	10,437	10,947	11,716	12,441
Employees	41,200	44,600	43,200	41,900	49,900

Operating income (loss) is defined as net income (loss) excluding: 1) after-tax realized investment results, 2) results of discontinued operations, and 3) in 1999, the cumulative effect of adopting Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” For more information regarding the effect of adopting accounting pronouncements, see Note 2(B) in the Notes to the Financial Statements. Operating income (loss) is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income (loss) is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income (loss) differently than does CIGNA.

In January 2003, CIGNA sold the operations of Lovelace Health Systems, Inc., an integrated health care system and subsidiary of CIGNA. This business has been reported as discontinued operations. Prior year financial information has been reclassified.

In 1999, CIGNA sold its domestic and international property and casualty business and reported this business as discontinued operations.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$15,737	$14,860	$15,862
Net investment income	2,716	2,842	2,940
Other revenues	1,133	1,080	717
Realized investment gains
(losses)	(238)	(175)	7

Total revenues	19,348	18,607	19,526
Benefits and expenses	19,917	17,138	18,039

Income (loss) from continuing
operations before taxes
(benefits)	(569)	1,469	1,487
Income taxes (benefits)	(172)	498	506

Income (loss) from continuing
operations	(397)	971	981
Less realized investment gains
(losses), net of taxes	(155)	(112)	4

Operating income (loss)	$(242)	$1,083	$977

Income (loss) from continuing
operations	$(397)	$971	$981
Income (loss) from discontinued
operations	(1)	18	6

Net income (loss)	(398)	989	987
Adjustment to exclude goodwill
amortization in 2001 and 2000	--	48	48

Net income (loss) excluding
goodwill amortization	$(398)	$1,037	$1,035

Net Income (Loss)

Net income (loss) is determined in accordance with generally accepted accounting principles (GAAP), and includes both income (loss) from continuing operations and from discontinued operations. The net loss of $398 million in 2002, compared with net income of $1.0 billion (excluding goodwill amortization) in 2001, was primarily due to the following factors:

•	charges of $1.0 billion after-tax in the run-off reinsurance operations as more fully described under “Other Matters”;
•	lower net income in the Employee Health Care, Life and Disability Benefits segment due in part to an after-tax charge of $50 million related to health care provider litigation;
•	lower recognized gains of approximately $100 million after-tax on sales of businesses;
•	the absence of net income of $52 million from the Japanese life insurance operation, which was fully divested in the fourth quarter of 2001; and
•	higher realized investment losses.

Net income in 2001 was essentially level with 2000, primarily reflecting higher recognized gains on sales of businesses, offset by realized investment losses.

Operating Income (Loss)

CIGNA focuses on “operating income (loss)”  to evaluate segment results. Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and excluding the results of discontinued operations. Since operating income (loss) excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio, management believes it presents the underlying results of operations of CIGNA’s businesses.

The following table presents operating income (loss), as defined above, adjusted for certain items that are attributable to special circumstances (“adjusted operating income (loss)”). These items are identified in the table below and are further discussed under “Other Matters”  beginning on page 20. Management believes that adjustments for these items present a clearer picture of underlying results of operations which management believes will be helpful to the reader. Operating income (loss) and adjusted operating income (loss) are not determined in accordance with GAAP and should not be viewed as a substitute for net income (loss) determined in accordance with GAAP. Other companies may define these terms differently than does CIGNA.

(In millions)	2002	2001	2000

Operating income (loss)	$(242)	$1,083	$977

Losses on specialty life
reinsurance contracts	720	--	84

Charge for Unicover and London
reinsurance matters	317	--	--

Restructuring costs*	95	62	--

Health care provider litigation	50	--	--

Accelerated recognition of
portion of deferred gain on
sale of life reinsurance
business	(3)	(69)	--

Gain on sales of interests in
Japanese life insurance
operation	--	(35)	--

Charges (credit) for the
events of September 11, 2001	(2)	25	--

Charges for the run-off
reinsurance business	--	--	43

Adjusted operating income	935	1,066	1,104

Adjustment to exclude goodwill
amortization in 2001 and 2000	--	48	48

Adjusted operating income
(excluding goodwill
amortization)	$935	$1,114	$1,152

* Restructuring costs in 2002 reflect charges of $97 million after-tax associated with the cost reduction program adopted in the fourth quarter of 2002, and a reduction of $2 million after-tax in the costs associated with the fourth quarter 2001 restructuring program.

Adjusted operating income (excluding goodwill amortization in 2001) decreased 16% in 2002 primarily due to:

•	lower earnings in the Employee Health Care, Life and Disability Benefits segment;
•	lower earnings in the International Life, Health and Employee Benefits segment (because CIGNA sold its interest in the Japanese life insurance operation in 2001); and
•	higher losses in the Run-off Reinsurance Operations segment.

Adjusted operating income (excluding goodwill amortization in 2001 and 2000) decreased 3% in 2001 primarily due to lower results in Corporate, the Employee Retirement Benefits and Investment Services segment, the Run-off Reinsurance Operations segment and Other Operations. These declines were partially offset by increased adjusted operating income in the Employee Health Care, Life and Disability Benefits segment and, to a lesser extent, improved results in the International Life, Health and Employee Benefits segment. Segment results are discussed in more detail below.

Realized Investment Results

The increase in realized investment losses in 2002 primarily reflects:

•	higher losses on sales of fixed maturities;
•	losses on sales of equity securities compared to gains in 2001; and
•	higher impairments on equity securities and real estate investments.

These losses were partially offset by gains on sales of real estate investments and lower impairments on investments in collateralized debt obligations, which are secured by pools of corporate debt obligations. Further information regarding collateralized debt obligations is presented on page 39.

The decline in realized investment results in 2001 reflects higher losses from impairments on fixed maturities. These losses include $84 million after-tax ($129 million pre-tax) for investments in collateralized debt obligations. The decline also reflects losses of $14 million after-tax ($22 million pre-tax) for investments in securities of Enron Corporation.

For additional information, see Note 9(B) to the Financial Statements. The weakness in certain sectors of the economy is likely to cause additional investment losses. Refer to "Investment Assets" beginning on page 38 for further information.

Recent Stock Market Declines

The performance of equity markets can have a significant effect on CIGNA’s businesses and recent declines in equity markets have had an adverse effect on CIGNA. See, for example, pages 31 through 33 for a discussion of the charge related to certain specialty life reinsurance contracts, which primarily resulted from equity market declines. In addition, assets under management are a determinant of earnings for the retirement business, and a reduction in asset values reduces asset-based fees for that business. (See page 30 for further information).

Equity securities also comprise a key portion of the assets of CIGNA’s pension plans. CIGNA increased its minimum pension liability in the fourth quarter of 2002, based on the effect of equity market declines on the value of pension plan assets and reduced long-term interest rates, resulting in an after-tax charge to equity of $638 million. See Note 14 to the Financial Statements for additional information on CIGNA’s pension plans.

Revenues

Consolidated revenues, excluding realized investment results, were $19.6 billion in 2002, $18.8 billion in 2001 and $19.5 billion in 2000. The increase in 2002 primarily reflects higher Health Maintenance Organization (HMO) and medical indemnity premiums and fees due to rate increases.

The decline in 2001 consolidated revenues is primarily attributed to:

•

the reduction of revenues in the International Life, Health and Employee Benefits segment resulting from the deconsolidation of the Japanese life insurance operation (see further discussion below in “Other Matters”); and

•	CIGNA’s continuing operations exit from all but one Medicare market in the Employee Health Care, Life and Disability Benefits segment.

Excluding the effects of these two matters, consolidated revenues increased 6% in 2001. This increase is primarily due to growth in the Employee Health Care, Life and Disability Benefits segment resulting from HMO and medical indemnity rate increases and membership growth.

Outlook for 2003

Subject to the factors noted in the Cautionary Statement on page 42, management expects full year adjusted operating income in 2003 to be lower than 2002 adjusted operating income of $935 million, which excludes items attributable to special circumstances (presented in the table on page 19). This outlook for 2003 primarily reflects expected lower earnings in the health care operations due to:

•	lower expected membership levels; and
•

higher expected expenses per member, for customer service and technology including costs to comply with the requirements of the Health Insurance Portability and Accountability Act of 1996 (see page 25).

OTHER MATTERS

Charges for the Run-off Reinsurance Operations

In 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to certain specialty life reinsurance contracts and the adoption of a program to substantially reduce equity market risks related to these contracts. CIGNA also recognized an after-tax charge of $317 million ($408 million pre-tax) in 2002 for Unicover and other run-off reinsurance exposures, including London reinsurance business. In 2000, CIGNA recorded an after-tax charge of $127 million ($195 million pre-tax) principally for the run-off specialty life and personal accident reinsurance contracts. See the Run-off Reinsurance Operations segment beginning on page 31 for further information on these charges.

Restructuring Programs

Fourth quarter 2002 program. In the fourth quarter of 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. As a result, CIGNA recognized in operating expenses an after-tax charge of $97 million ($151 million pre-tax) in the Employee Health Care, Life and Disability Benefits segment. The after-tax charge consisted of $74 million of severance costs ($116 million pre-tax), $22 million in real estate costs ($34 million pre-tax) related to vacating certain leased facilities and $3 million ($4 million pre-tax) of asset impairment charges. These amounts were partially offset by a reduction in costs of $2 million after-tax ($3 million pre-tax) for other postretirement benefits for employees terminated in 2002. This benefit cost reduction will continue in 2003 as additional employees are terminated, aggregating approximately $11 million after-tax ($17 million pre-tax).

The severance charge reflected the expected reduction of approximately 3,900 employees. As part of the plan, CIGNA expects to hire approximately 650 employees to support newly consolidated operations, thereby resulting in a net reduction of approximately 3,250 employees under this program. As of December 31, 2002, approximately 700 employees had been terminated under the program. As of December 31, 2002, CIGNA had paid $4 million related to severance under this program.

CIGNA expects this restructuring program to be substantially completed by year end 2003 and does not expect cash outlays under this program to have a significant effect on liquidity. CIGNA expects the program to result in net annual after-tax savings of approximately $100 million in 2003 and approximately $150 million beginning in 2004, reflecting the elimination of salary costs for terminated employees and lower facility costs.

The table below shows CIGNA’s restructuring activity (pre-tax) related to severance and real estate for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2002
charge	3,890	$116	$38	$154
Fourth quarter 2002
activity:
Employees	(713)	(4)		(4)
Lease costs			--	--
Asset write-downs			(4)	(4)

Balance as of
December 31, 2002	3,177	$112	$34	$146

Fourth quarter 2001 program. In the fourth quarter of 2001, CIGNA adopted a restructuring program primarily to consolidate existing health service centers into regional service centers. As a result, CIGNA recognized in operating expenses an after-tax charge of $62 million ($96 million pre-tax) in the Employee Health Care, Life and Disability Benefits segment. The after-tax charge consisted of $31 million of severance costs ($48 million pre-tax) and $31 million in real estate costs ($48 million pre-tax) related to vacating certain leased facilities.

The severance charge reflected the expected reduction of approximately 3,100 employees. As a result of the consolidation of health service centers, CIGNA hired approximately 1,100 employees, thereby resulting in a net reduction of approximately 2,000 employees under this program. As of December 31, 2002, approximately 2,800 employees had been terminated under the program (2,366 employees were terminated in 2002). The real estate charges consisted of $37 million pre-tax related to vacating leased facilities, which are cash obligations pertaining to non-cancelable lease obligations and lease termination penalties. The charge also included $11 million pre-tax of non-cash asset write-downs. As of December 31, 2002, CIGNA had paid $44 million related to severance and vacating leased facilities under this program ($38 million was paid in 2002).

This restructuring program was substantially completed in the fourth quarter of 2002. Cash outlays under this program did not result in, nor are the remaining cash outlays expected to have, a significant effect on CIGNA’s liquidity. CIGNA expects the program to result in net annual after-tax savings of $45-$55 million, reflecting the elimination of salary costs for terminated employees and lower facility costs, partially offset by salary costs for new employees in the regional service centers and higher expenses associated with technology improvement initiatives. CIGNA expects savings from the program to be fully realized beginning in 2003. As a result of additional technology enhancement expenses and other expenses associated with the restructuring program, CIGNA did not achieve significant savings in 2002 from this restructuring program.

The table below shows CIGNA’s restructuring activity (pre-tax) for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2001 charge	3,100	$48	$48	$96
Fourth quarter 2001
activity:
Employees	(436)	(5)		(5)
Lease costs			(1)	(1)
Asset write-downs			(11)	(11)

Balance as of
December 31, 2001	2,664	43	36	79

2002 activity:
Employees	(2,366)	(36)		(36)
Lease costs			(2)	(2)
Adjustment of
remaining balance	(143)	7	(11)	(4)

Balance as of
December 31, 2002	155	$14	$23	$37

During 2002, CIGNA made certain adjustments associated with this restructuring program, resulting in a net adjustment of $4 million pre-tax ($2 million after-tax).

Acquisitions and Dispositions

Over the long term, CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase. Given the capital needs of CIGNA’s principal subsidiary (Connecticut General Life Insurance Company) primarily resulting from the charges for the run-off reinsurance operations (see pages 31 through 33), CIGNA intends to retain capital and has suspended share repurchase. CIGNA conducts regular strategic and financial reviews of its businesses to ensure that its capital is used effectively. As a result of these reviews, CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

Sale of Lovelace Health Systems. In January 2003, CIGNA sold the operations of Lovelace Health Systems, Inc. (Lovelace), an integrated health care system located in New Mexico that includes a multi-specialty physician group practice, a hospital, family practice clinics and a health plan, for cash proceeds of approximately $210 million. The sale generated an after-tax gain of approximately $30 million which will be recognized in the first quarter of 2003. In the fourth quarter of 2002, CIGNA began reporting this business as discontinued operations and prior year financial information has been reclassified.

During 2002, CIGNA increased reserves for a Medicare cost reporting matter associated with Lovelace (see page 26) by $9 million after-tax ($14 million pre-tax). In the fourth quarter of 2002, Lovelace entered into a settlement agreement with the federal government related to this matter. This charge is included in results of discontinued operations.

Sale of Brazilian health care operations. In January 2003, CIGNA sold its Brazilian health care operations. CIGNA expects to record a net gain of approximately $15 million after-tax in the first quarter of 2003 associated with this sale, primarily as a result of the disposition of the net liabilities associated with these operations. The gain will be reported as part of discontinued operations. Revenues, expenses and results of operations of the Brazilian health care operations are not material to CIGNA’s consolidated financial statements.

Sales of interests in Japanese life insurance operation. CIGNA sold its remaining interest in its Japanese life insurance operation in 2001. See the International Life, Health and Employee Benefits section on page 30 for further discussion.

Sale of portions of U.S. life reinsurance business. As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement.

During 2002 and 2001, the acquirer entered into agreements with the reinsured parties, relieving CIGNA of any remaining obligations to those parties. As a result, CIGNA accelerated the recognition of $3 million after-tax of the deferred gain in 2002 and $69 million after-tax in 2001. In addition to the accelerated gain recognition, CIGNA recognized less than $1 million after-tax of the deferred gain in the Run-off Reinsurance Operations segment in 2002, compared with $9 million after-tax in 2001. The remaining deferred gain as of December 31, 2002, was approximately $1 million after-tax.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off and has stopped underwriting new reinsurance business. As discussed in the Run-off Reinsurance Operations section beginning on page 31, CIGNA recorded after-tax charges in 2002 and 2000 related to the run-off reinsurance business.

Events of September 11, 2001

As a result of claims arising from the events of September 11, 2001, CIGNA recorded after-tax charges of $25 million in 2001. These charges, which are net of reinsurance, primarily related to life, accident and disability claims and, to a lesser extent, higher utilization of managed behavioral health services. These charges were reported by segment as follows: Employee Health Care, Life and Disability Benefits, $20 million; Employee Retirement Benefits and Investment Services, $3 million; and Run-off Reinsurance Operations, $2 million. During the fourth quarter of 2002, CIGNA revised its estimate of liabilities associated with the events of September 11, 2001, and recognized an after-tax credit of $2 million in the Run-off Reinsurance Operations segment.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and
•	changes in the estimate or different estimates that could have been selected could have a material impact on CIGNA’s consolidated results of operations or financial condition.

The table that follows presents information about CIGNA’s most critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Future policy benefits –
  Variable annuity death benefits

Reserves for these liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the guaranteed death benefit over the values of annuitants’ accounts. The death benefits coverage in force at December 31, 2002 (representing the amount payable if all annuitants had died as of that date) was approximately $23.4 billion.

Management estimates these reserves based on assumptions and other considerations, including lapse, partial surrender, mortality, interest rates and volatility. These are based on CIGNA’s experience and future expectations. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to an annuitant’s death.

Partial surrender refers to the fact that most annuitants have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. A very small percentage of annuitants have elected partial surrenders to date.

Volatility refers to market volatility that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

CIGNA recorded a $720 million after-tax charge ($1.1 billion pre-tax) in 2002 in connection with stock market declines and implementation of a risk reduction program for these liabilities. See further discussion beginning on page 32.

If a 10% unfavorable change were to occur for the following assumptions, the after-tax decrease in net income would be as follows:

•   Mortality — $95 million
•   Lapse — $70 million
•   Volatility — $55 million

An increase in CIGNA’s liabilities for variable annuity death benefits due to partial surrenders would depend on many factors, including financial market conditions prior to surrender and annuitant behavior.

Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. However, if actual experience differs from the assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating reserves, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

The amounts would be reflected in the Run-off Reinsurance Operations segment.

Unpaid claims and claim expenses
 –Unpaid claims for guaranteed
   cost and retrospectively
   experience-rated health care
   products

Unpaid claims for guaranteed cost and retrospectively experience-rated health care products include both reported claims and estimates for losses incurred but not yet reported.

Unpaid claims for guaranteed cost and retrospectively experience-rated health care products are estimated using actuarial models based on historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors.

Reserves for these liabilities for the year ended December 31 were as follows:

•   2002 - $1.73 billion
•   2001 - $1.52 billion
•   2000 - $1.50 billion

The above amounts reflect that portion of unpaid claims and claim expenses included in CIGNA’s consolidated balance sheets, which are attributable to guaranteed cost and retrospectively experience-rated health care operations. It excludes amounts for administrative services only business.

The estimation process for determining liabilities for unpaid claims for health care products inherently results in adjustments each year for claims incurred (but not paid) in preceding years. During the year ended December 31, CIGNA’s net income was increased for such adjustments for prior year claims, as follows (amounts after-tax):

•   2002 - $44 million
•   2001 - $36 million
•   2000 - $57 million

A 1% increase in the assumed cost trend would reduce net income by $35 million after-tax. This charge would impact the Employee Health Care, Life and Disability Benefits segment.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Reinsurance recoverables –
  Reinsurance recoverables for
  Run-off Reinsurance
  Operations

Collectibility of reinsurance recoverables requires an assessment of risks that such amounts will not be collected, including risks associated with reinsurer default and disputes with reinsurers regarding applicable coverage.

The amount of reinsurance recoverable, net of reserves, represents management’s best estimate of recoverability, including an assessment of the financial strength of reinsurers. The ultimate amounts received are dependent, in certain cases, on the resolution of disputes with reinsurers, including the outcome of arbitration proceedings.

Net reinsurance recoverables for the Run-off Reinsurance Operations segment for the year ended December 31, were as follows:

•   2002 - $765 million
•   2001 - $938 million
•   2000 - $895 million

A 10% reduction of net reinsurance recoverables at December 31, 2002, would reduce net income by $59 million after-tax. This charge would impact the Run-off Reinsurance Operations segment.

Investments – Fixed maturities
  Recognition of losses from “other
  than temporary” impairments of
  public and private placement
  fixed maturities

Losses for “other than temporary” impairments of fixed maturities must be recognized in net income based on an estimate of fair value by management.

Changes in fair value are reflected as an increase or decrease in shareholders’ equity. A decrease in fair value is recognized in net income when the decrease is determined to be “other than temporary.”

Determining whether a decline in value is “other than temporary” includes an evaluation of the reasons for and the significance of the decrease in value of the security as well as the duration of the decrease.

Management estimates the amount of “other than temporary” impairment when a decline in value is expected to persist, using quoted market prices for public securities with active markets and the present value of future cash flows for private placement bonds. Expected future cash flows are based on historical experience of the issuer and management’s expectation of future performance.

CIGNA recognized “other than temporary” impairments of investments in fixed maturities as follows (after-tax, excluding policyholder share*):

•   2002 - $ 84 million
•   2001 - $120 million
•   2000 - $ 32 million

For all fixed maturities with cost in excess of their fair value, the excess of cost which has not been recognized in net income as of December 31, 2002, was $79 million, after-tax, excluding policyholder share*.

For private placement bonds considered impaired, a decrease of 10% of all expected future cash flows for the impaired bonds would reduce net income by $10 million after-tax, excluding policyholder share*.

* Investment securities are attributable to CIGNA’s various business segments; amounts noted are presented from a consolidated perspective and are net of policyholder share (i.e., these amounts exclude the impact of gains and losses on investment assets related to experience-rated pension policyholders’ contracts because these amounts generally accrue to the policyholders).

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of CIGNA’s Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to them.

In addition, there are other accounting estimates within CIGNA’s consolidated financial statements, including reserves for: unpaid claims and claim expenses and future policy benefits in CIGNA’s consolidated balance sheets other than those identified in the preceding table, post-employment and postretirement benefits, certain compensation accruals, and income and other tax exposures.

Management believes the current assumptions and other considerations used to estimate amounts reflected in CIGNA’s consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in CIGNA’s consolidated financial statements, the resulting changes could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

See Note 2 to the Financial Statements for further information on key accounting policies that impact CIGNA.

Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some current issues that may affect CIGNA’s businesses include:

•	initiatives to increase health care regulation;
•	efforts to expand tort liability of health plans;
•	class action lawsuits targeting health care companies, including CIGNA;
•	initiatives to restrict insurance pricing and the application of underwriting standards; and
•	efforts to revise federal tax laws, including proposals to change the federal tax treatment of dividends and of savings vehicles currently offered as employee benefits.

Health care regulation. Federal and state legislatures, administrative agencies and courts continue efforts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation, focusing on questions regarding liability, is expected to continue.

Privacy regulations under the Health Insurance Portability and Accountability Act (HIPAA) of 1996 cover all aspects of the health care delivery system, and address the use and disclosure of individually identifiable health care information. Compliance with the privacy regulations is required by April 2003. In addition to the privacy regulations, HIPAA establishes national electronic transaction standards, which apply to health insurers, providers and other covered entities. They are intended to improve the efficiency and effectiveness of the nation’s health care system by encouraging the widespread use of electronic data interchange. CIGNA must implement these standards by October 2003.

Regulations issued in February 2003 set standards for the security of electronic health information, and must be implemented by CIGNA by April 2005. CIGNA has implemented certain security measures and planned others in anticipation of these rules. Other proposed HIPAA regulations include standards for the assignment of a unique national identifier for each health plan and provider and requirements for a unique national identifier for employer groups. CIGNA has commenced significant systems enhancements, training and administrative efforts to satisfy these requirements. Incremental technology and business-related expenses associated with CIGNA’s compliance efforts were approximately $20 million after-tax in 2002 and are estimated to be approximately $60 million after-tax in 2003.

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

The health care industry is under increasing scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Litigation and other legal matters. CIGNA and several health care industry competitors were named as defendants in federal and state purported class action lawsuits. A Florida federal court has certified a class of health care providers who allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. CIGNA and the other defendants have appealed that decision. The Florida federal court denied class certification to health plan subscribers, and the plaintiffs have not filed an appeal of that decision.

An Illinois state court certified a class action lawsuit against CIGNA by health care providers alleging breach of contract and seeking increased reimbursements. This state claim was removed to federal court in Illinois, where a settlement agreement between the parties was filed on November 26, 2002. If approved, the agreement will encompass most of the claims brought on behalf of health care providers asserted in other state and federal jurisdictions. On February 21, 2003, the Judicial Panel for Multidistrict Litigation ordered the Illinois case to be transferred to the Florida federal court, which will decide whether the settlement should be approved. In connection with this matter, CIGNA recognized a charge of $50 million after-tax ($77 million pre-tax) in the fourth quarter of 2002, for expected costs associated with health care provider class action litigation. As this matter has not been resolved, adjustments to this amount in future periods are possible.

In 2002, CIGNA recognized a charge for the result of an arbitration ruling related to reinsurance (retrocessional) coverage of a workers’ compensation reinsurance pool. This charge also included a review of CIGNA’s exposures for the run-off reinsurance operations, including an assessment of London market retrocessional disputes and exposures. The underlying London market retrocessional disputes are not expected to be resolved for some time. CIGNA’s reserve balance is based on a current assessment of these matters, the outcomes of which could result in adjustments to CIGNA’s reserve. See also page 33 for further discussion.

The U.S. Attorney’s Office for the Eastern District of Pennsylvania is investigating compliance with federal laws in connection with pharmaceutical companies’ marketing practices and their impact on prices paid by the government to pharmaceutical companies for products under federal health programs. As part of this investigation, CIGNA is responding to subpoenas concerning contractual relationships between pharmaceutical companies and CIGNA’s health care operations.

In the fourth quarter of 2002, several purported class action lawsuits as well as two shareholder derivative complaints nominally on behalf of CIGNA were filed in federal court in the Eastern District of Pennsylvania against CIGNA and certain of its senior officers and directors alleging securities law violations and breaches of fiduciary duty. Another purported class action lawsuit has been filed against CIGNA and certain officers, also in the Eastern District of Pennsylvania, by an individual who seeks to represent a class of participants in the CIGNA 401(k) Plan who allegedly suffered losses on investments in CIGNA stock from May 2, 2001 to the present, asserting violations of ERISA. In addition, in the fourth quarter of 2002, the Securities and Exchange Commission notified CIGNA that it has opened an informal inquiry into matters relating to CIGNA.

The Department of Justice and Office of Inspector General of the Department of Health and Human Services investigated a subsidiary of CIGNA, Lovelace Health Systems, Inc., (Lovelace) regarding Medicare cost reporting practices for the years 1990 through 1999. In 2002, CIGNA increased reserves for this matter by $9 million after-tax ($14 million pre-tax). This matter was resolved in December 2002, by a settlement agreement between the parties. CIGNA sold its Lovelace subsidiary on January 15, 2003.

In the fourth quarter of 2002, a Connecticut federal court certified a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs are participants in the Plan who earned certain Plan benefits prior to 1998. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, and that these conditions are not adequately disclosed to Plan participants.

CIGNA is routinely involved in numerous lawsuits and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA’s consolidated results of operations, liquidity or financial condition.

Summary. The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information on contingencies that could affect CIGNA’s results, see Note 21 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

Segment Reporting Changes

For information regarding changes to CIGNA’s segment reporting, see Note 19 to the Financial Statements.

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$14,336	$13,459	$12,959
Net investment income	558	599	604
Other revenues	925	686	581

Segment revenues	15,819	14,744	14,144
Benefits and expenses	14,954	13,624	12,976

Income before taxes	865	1,120	1,168
Income taxes	286	390	412

Operating income	579	730	756
Restructuring costs (in 2002 -
HMO, $64; Indemnity, $31; in
2001 - HMO, $34; Indemnity,
$28)	95	62	--
Health care provider
litigation (HMO, $26;
Indemnity, $24)	50	--	--
Charges for the events of
September 11, 2001 (HMO, $5;
Indemnity, $15)	--	20	--

Adjusted operating income	724	812	756
Adjustment to exclude goodwill
amortization in 2001 and 2000	--	48	48

Adjusted operating income
(excluding goodwill
amortization)	$724	$860	$804

Realized investment gains
(losses), net of taxes	$(84)	$(49)	$6

Adjusted Operating Income

Adjusted operating income (excluding goodwill amortization in 2001 and 2000) for the Employee Health Care, Life and Disability Benefits segment decreased 16% in 2002 and increased 7% in 2001.

CIGNA further separates this segment into HMO and Indemnity operations. HMO includes medical managed care and specialty health care operations such as managed behavioral health, medical cost and utilization management, managed dental, managed pharmacy programs and pharmaceutical fulfillment services. Indemnity includes medical and dental indemnity, and group disability, life and accident insurance operations.

Adjusted operating income (excluding goodwill amortization in 2001 and 2000) for the HMO and Indemnity operations was as follows:

(In millions)	2002	2001	2000

HMO operations	$455	$467	$483
Indemnity operations	269	393	321

Total	$724	$860	$804

HMO results (excluding goodwill amortization in 2001) decreased 3% in 2002 primarily due to:

•	significantly lower earnings in HMO Administrative Services Only (ASO) programs, primarily resulting from higher operating expenses for customer service initiatives; and
•	to a lesser extent, lower Medicare earnings.

These declines were partially offset by:

•	significantly improved results in the specialty health care operations primarily due to business growth; and
•	increased earnings in the guaranteed cost HMO business reflecting rate increases.

HMO results (excluding goodwill amortization in 2001 and 2000) decreased 3% in 2001 due to lower earnings in the guaranteed cost HMO business and in HMO ASO programs, in part, due to higher operating expenses for technology and customer service initiatives. The decline in the guaranteed cost HMO business also reflected higher medical costs primarily due to increased unit costs for, and higher use of, professional services, as well as inpatient and outpatient services. These declines were partially offset by higher earnings in the specialty health care operations and Medicare business in 2001.

Indemnity results (excluding goodwill amortization in 2001) decreased 32% in 2002 due to the following factors:

•

significantly lower earnings in the experience-rated and guaranteed cost health care businesses primarily due to lower margins on new business, poor performance of certain large new accounts and margin deterioration on renewal business; and

•	higher expenses for the indemnity health care business due to technology and customer service initiatives.

These declines in indemnity health care operations were partially offset by increased earnings in the long-term disability business, primarily due to higher rates and more favorable claim experience, and increased earnings in the group life insurance business resulting from lower expenses.

Indemnity results (excluding goodwill amortization in 2001 and 2000) increased 22% in 2001 reflecting improvements in results for:

•	the long-term disability business, primarily due to higher rates and improved claims administration;
•	the retrospectively experience-rated health care business, reflecting rate increases and higher membership;
•	the guaranteed cost health care business, as a result of improved claim experience; and
•	the ASO business, reflecting fee increases.

These improvements were partially offset by lower earnings in the group life insurance business in 2001.

Organizational Realignment and Cost Reduction Initiatives

As a result of significantly lower earnings in its health care operations in 2002, CIGNA undertook a review of the health care organizational structure and operations with the objectives of:

•	achieving additional operational efficiencies and improved accountability within the organization;
•	strengthening underwriting processes;
•	improving medical management, including network and provider contracting;
•	improving customer service; and
•	achieving additional cost reductions.

As a result of this review, CIGNA adopted a restructuring program in the fourth quarter of 2002, resulting in an after-tax charge of $97 million in the Employee Health Care, Life and Disability Benefits segment. See page 20 for further information about this restructuring program.

Premiums and Fees

Premiums and fees increased 7% in 2002 and 4% in 2001. Excluding premiums and fees for the Medicare business (CIGNA’s continuing operations exited all but one Medicare market effective January 1, 2001), premiums and fees increased 6% in 2002 and 9% in 2001. The increases were primarily due to HMO and medical indemnity rate increases and, in 2001, membership growth.

Premium Equivalents

In contrast to many other companies in the health care industry, a significant portion of CIGNA’s health care business consists of ASO programs where the customer self-funds all of their claims and minimum premium programs, where the customer self-funds a portion of their claims. Under ASO programs, the customer or plan sponsor, rather than CIGNA, assumes the risk for claim costs incurred.

Under minimum premium programs, the policyholder assumes the risk and self-funds claims up to a predetermined aggregate, maximum amount, and CIGNA bears the risk for claim costs incurred in excess of that amount.

Premium equivalents generally equal paid claims under ASO and minimum premium programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs. “Adjusted premiums and fees,” which consists of premiums and fees plus premium equivalents, is a useful measure of volume in CIGNA’s health care operations because premium equivalents are an indicator of business volume associated with ASO and minimum premium programs. However, premium equivalents do not represent premium and fee revenue recognized under GAAP and may not be comparable to similarly titled measures presented by other companies.

Premiums and fees associated with ASO programs were $1.7 billion in 2002 and 2001 and $1.5 billion in 2000.

Premiums and fees associated with minimum premium programs were $287 million in 2002, $256 million in 2001 and $245 million in 2000.

Adjusted premiums and fees for the Employee Health Care, Life and Disability Benefits segment were as follows for the year ended December 31:

(In millions)	2002	2001	2000

Premiums and fees	$14,336	$13,459	$12,959
Premium equivalents	22,714	20,230	17,782

Adjusted premiums and fees	$37,050	$33,689	$30,741

Premiums and fees included $295 million for Medicare operations in 2002, $226 million in 2001 and $807 million in 2000. As indicated above, CIGNA’s continuing operations exited all but one Medicare market effective January 1, 2001.

The increases in premium equivalents in 2002 and 2001 are primarily due to higher medical costs in HMO and indemnity ASO and minimum premium programs that, in turn, increase the amount of paid claims. Membership growth in indemnity ASO programs also contributed to the overall increase in 2001.

Net Investment Income

Net investment income decreased 7% in 2002 and 1% in 2001 primarily due to lower yields and, in 2002, lower invested assets.

Other Revenues

Other revenues increased 35% in 2002 and 18% in 2001 primarily due to business growth in the specialty health care operations (predominantly in pharmaceutical fulfillment services and medical cost and utilization management services).

Medical Membership

As of December 31, medical membership from continuing operations (excluding Medicare members) was as follows for the HMO and Indemnity operations:

(In millions)	2002	2001	2000

HMO	6.7	6.8	7.0
Indemnity (estimated)	6.3	6.4	6.1

HMO medical membership in 2002 reflects lower guaranteed cost HMO program membership, partially offset by growth in HMO ASO programs. HMO medical membership decreased 3% in 2001 due to lower membership in HMO ASO programs, partially offset by increased membership in the guaranteed cost HMO program. HMO medical membership for Medicare operations was 43,000 as of December 31, 2002, 35,000 as of December 31, 2001, and 104,000 as of December 31, 2000.

During 2002, CIGNA estimated the level of indemnity membership based on a revised factor (specifically, the factor used to estimate the number of covered lives per subscriber). The revised estimate reflects updated information resulting from recent technology enhancements. Prior period information has been revised using this updated information. There was no impact on revenues or operating income resulting from this change (revenues are derived based on the number of subscribers and the level of fees paid by those subscribers, rather than the number of members).

Indemnity medical membership decreased 2% in 2002 and increased 5% in 2001. The decline in 2002 primarily reflects cancellations in traditional indemnity programs. The increase in 2001 primarily reflects growth in medical PPO membership, partially offset by cancellations in traditional indemnity programs.

Business Mix

Business mix, as measured by adjusted premiums and fees, was as follows for the year ended December 31:

	2002	2001	2000

Medical indemnity and PPO	45%	45%	42%
HMO medical and dental	42%	40%	42%
Dental indemnity and PPO	7%	7%	7%
Life insurance	4%	5%	6%
Long-term disability insurance	1%	2%	2%
Other insurance coverages	1%	1%	1%

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$336	$322	$350
Net investment income	1,649	1,668	1,617

Segment revenues	1,985	1,990	1,967
Benefits and expenses	1,658	1,681	1,607

Income before taxes	327	309	360
Income taxes	96	88	103

Operating income	231	221	257
Charges for the events of
September 11, 2001	--	3	--

Adjusted operating income	$231	$224	$257

Realized investment losses,
net of taxes	$(68)	$(61)	$(1)

Adjusted Operating Income

Adjusted operating income increased 3% in 2002 in the Employee Retirement Benefits and Investment Services segment primarily due to a favorable shift to higher margin products, business growth and effective expense management, partially offset by the negative effect of stock market declines.

The decrease in adjusted operating income of 13% in 2001 primarily reflects the negative effect of stock market declines, lower interest margins and higher operating expenses, partially offset by a shift to higher margin products.

Revenues

Premiums and fees are principally:

•	asset management fees on separate account assets (fees on general account assets are netted against benefits, losses and settlement expenses);
•	administrative charges on general and separate account assets;
•	amounts earned from non-leveraged corporate life insurance; and
•	premiums from single premium group annuity business.

Net investment income primarily represents earnings from general account assets. Most of this net investment income is credited to customers and included in benefits and expenses.

Premiums and fees increased 4% in 2002 primarily due to increased premiums from single premium group annuity business and non-leveraged corporate life insurance, partially offset by the effect of stock market declines on asset-based fees. Net investment income in 2002 declined 1% due to lower yields, partially offset by higher general account assets.

The 8% decrease of premiums and fees in 2001 primarily reflects lower asset-based fees due to stock market declines and decreased single premium group annuity sales, partially offset by fee growth due to deposits in excess of withdrawals and a shift to higher margin products. Net investment income increased 3% primarily due to higher general account assets, partially offset by lower yields.

Assets Under Management

Assets under management are a determinant of earnings for this segment because a significant portion of this segment’s revenues is based on asset values. The following table shows assets under management and related activity, including amounts attributable to separate accounts for the year ended December 31. Assets under management fluctuate because of changes in the market value of fixed maturities and equity securities.

(In millions)	2002	2001

Balance--January 1	$55,306	$55,154
Premiums and deposits	8,797	10,154
Investment income	2,519	2,593
Decrease in fair value of assets	(4,207)	(3,487)
Customer withdrawals	(3,595)	(3,122)
Other, including participant
withdrawals and benefit
payments	(5,063)	(5,986)

Balance--December 31	$53,757	$55,306

Changes in assets under management are discussed below.

Premiums and deposits. The decline in deposits in 2002 was primarily due to several large defined contribution and defined benefit deposits in 2001. In 2002, approximately 67% of premiums and deposits were from existing customers, and 33% were from sales to new customers and new plan sales to existing customers.

In 2001, approximately 54% of premiums and deposits were from existing customers, and 46% were from sales to new customers and new plan sales to existing customers.

Investment income. Investment income decreased 3% in 2002 primarily due to lower yields.

Fair value of assets. The declines in fair value in 2002 and 2001 are primarily attributable to market value depreciation of equity securities in separate accounts.

Other Matters

Split-dollar life insurance. Recently proposed regulations by the Internal Revenue Service and statutory changes may result in withdrawals of assets, policy terminations and fewer sales of new policies. Approximately $5 million in operating income in 2002 was associated with these policies.

INTERNATIONAL LIFE, HEALTH AND EMPLOYEE BENEFITS

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$811	$788	$2,042
Net investment income	51	49	148
Other revenues	3	148	4

Segment revenues	865	985	2,194
Benefits and expenses	816	838	2,120

Income before taxes	49	147	74
Income taxes	18	52	26

Operating income	31	95	48
Gain on sales of interests in
Japanese life insurance
operation	--	(35)	--

Adjusted operating income	$31	$60	$48

Realized investment gains (losses), net of taxes	$4	$(3)	$--

Adjusted Operating Income

Adjusted operating income in the International Life, Health and Employee Benefits segment declined 48% in 2002 because the 2001 results include CIGNA’s share in the earnings of the Japanese life insurance operation which was fully divested in the fourth quarter of 2001. Adjusted operating income for the Japanese life insurance business (which excludes the gain on sales) was $52 million in 2001 and $56 million in 2000.

Excluding the operating results of the Japanese life insurance operation, adjusted operating income was $31 million in 2002, $8 million in 2001 and a loss of $8 million in 2000. On this basis, the increases in adjusted operating income were primarily attributable to:

•	improved results for employee benefit products provided to expatriate employees of multinational companies;
•	improved results in the life, accident and health operations (primarily in Asia); and
•	lower health care losses in 2002.

Japanese Life Insurance Operation

In 2001, CIGNA sold portions of its interest in its Japanese life insurance operation as follows:

Date of Sale	Portion of CIGNA Equity Ownership Interest Sold*	Equity Ownership Interest Retained by CIGNA*	Proceeds from Sale (in millions)	Gain on Sale, after- tax (in millions)

Jan. 2001	21%	40%	$83	$8
Nov. 2001	40%	--	$267	$27

* Prior to the January 2001 sale, CIGNA owned 61% of the Japanese life insurance operation.

As a result of the January 2001 sale, CIGNA stopped consolidating the assets, liabilities, revenues and expenses of this operation and, until the November 2001 sale, accounted for its remaining interest under the equity method of accounting.

Premiums and Fees

Premiums and fees increased 3% in 2002 reflecting:

•	higher premiums and fees for health care and other employee benefit products for expatriate employees of multinational companies; and
•	growth in the life, accident and health operations in Asia.

Premiums and fees decreased 61% in 2001 due to the fact that CIGNA did not consolidate the Japanese life insurance operation in 2001, which had premiums and fees of $1.4 billion in 2000. Excluding premiums and fees for the Japanese life insurance operation, premiums and fees increased 14% in 2001 due to the same factors as noted above.

Other Revenues

Other revenues in 2001 include CIGNA’s share in the earnings of the Japanese life insurance operation ($80 million pre-tax), which was accounted for under the equity method of accounting from January 2001 until its sale in November 2001. Other revenues in 2001 also include a pre-tax gain of $54 million ($35 million after-tax) associated with the sales of CIGNA’s interests in this operation.

International Expansion

CIGNA expects to pursue international growth through acquisitions, joint ventures and other investments. Such projects inevitably involve start-up costs that could result in initial losses for those operations.

RUN-OFF REINSURANCE OPERATIONS

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$138	$148	$365
Net investment income	44	52	63
Other revenues	91	120	12

Segment revenues	273	320	440
Benefits and expenses	1,831	232	623

Income (loss) before taxes
(benefits)	(1,558)	88	(183)
Income taxes (benefits)	(488)	31	(64)

Operating income (loss)	(1,070)	57	(119)
Losses on specialty life
reinsurance contracts	720	--	84
Charge for Unicover and
London reinsurance matter	317	--	--
Accelerated recognition of
portion of deferred gain on
sale of life reinsurance
business	(3)	(69)	--
Charges (credit) for the
events of September 11,
2001 (see page 22)	(2)	2	--
Charges for the run-off
reinsurance business	--	--	43

Adjusted operating income
(loss)	$(38)	$(10)	$8

Realized investment losses,
net of taxes	$(6)	$(9)	$(2)

Adjusted Operating Income (Loss)

Adjusted operating income (loss) in the Run-off Reinsurance Operations segment deteriorated in 2002 and 2001. The 2002 decline was primarily due to lower amortization of the deferred gain on sale of the life reinsurance business and reserve strengthening associated with the workers’ compensation reinsurance business. Both 2002 and 2001 results were negatively affected by a decline in premiums and net investment income.

Premiums and Fees

Premiums and fees in 2002 include $47 million pre-tax of ceded premium to be returned to CIGNA as a result of the Unicover arbitration ruling (see further discussion below). Excluding this amount, premiums and fees decreased 39% in 2002 to $91 million, and decreased 59% in 2001. These declines reflect the continuing run-off of the reinsurance business.

Other Revenues

As discussed further below in 2002, CIGNA implemented a program to substantially reduce the equity market exposures for certain specialty life reinsurance contracts by selling exchange-traded futures contracts. Other revenues in 2002 include an $87 million pre-tax gain from these futures contracts. A corresponding expense reflecting the increase in liabilities for the specialty life reinsurance contracts is included in benefits, losses and settlement expenses. Excluding the gain on futures contracts, other revenues decreased 97% in 2002 due to the expected reduction in accelerated gain recognition of portions of the deferred gain on the sale of the life reinsurance business.

The increase in other revenues in 2001 is primarily due to the accelerated recognition of $107 million pre-tax ($69 million after-tax) of portions of the deferred gain on sale of the life reinsurance business. See page 22 for further discussion of this sale and the related gain recognition.

Other Matters

Losses on specialty life reinsurance contracts. In 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to certain specialty life reinsurance contracts and the adoption of a program to substantially reduce equity market risks related to these contracts.

CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. Death benefits under the annuity contracts reinsured by CIGNA are determined using various methods.

The majority of CIGNA’s exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on an annuitant’s contract anniversary date. Under this type of death benefit, CIGNA is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of an annuitant’s death. Other annuity designs that CIGNA reinsured guarantee that the benefit received at death will be no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract. In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase.

As a result of equity market declines and volatility in 2002, CIGNA evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further market declines and the impact on future earnings and capital. As a result of this evaluation, CIGNA implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts and, potentially, other instruments, which are expected to rise in value as the equity market declines and decline in value as the equity market rises.

The purpose of this program is to substantially reduce the adverse effects of potential future stock market declines on CIGNA’s liabilities for certain reinsurance contracts, as increases in liabilities under the reinsurance contracts from a declining market will be substantially offset by gains on the futures contracts. A consequence of this program is that it also substantially reduces the positive effects of potential future equity market increases, as reductions in liabilities under these contracts from improved equity market conditions will be substantially offset by losses on the futures contracts.

In order to achieve the objective of this program, CIGNA expects to adjust its futures contract position and possibly enter into other positions over time to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

The $720 million after-tax charge consists of:

•

$620 million after-tax, principally reflecting the reduction in assumed future equity market returns as a result of implementing the program and, to a lesser extent, changes to the policy lapse, mortality, market volatility and interest rate assumptions used in estimating the liabilities for these contracts. CIGNA determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns; and

•	$100 million after-tax reflecting deterioration in equity markets that occurred in the third quarter of 2002 (prior to implementation of the program).

As noted in Other Revenues above, CIGNA recorded a pre-tax gain of $87 million in other revenues in 2002 to reflect the increase in the fair values of futures contracts since the inception of the program. A corresponding expense reflecting the increase in liabilities for the specialty life reinsurance contracts is included in benefits, losses and settlement expenses.

CIGNA had reserves for these liabilities of approximately $1.4 billion as of December 31, 2002, and approximately $300 million as of December 31, 2001.

Management estimates reserves for variable annuity death benefit exposure based on assumptions and other considerations, including lapse, partial surrender, mortality, interest rates and volatility. These are based on CIGNA’s experience and future expectations. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to an annuitant’s death. Volatility refers to market volatility that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

Partial surrender refers to the fact that most annuitants have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. A very small percentage of annuitants have elected partial surrenders to date. An increase in CIGNA’s liabilities for variable annuity death benefits due to partial surrenders would depend on many factors, including financial market conditions prior to surrender and annuitant behavior.

The determination of reserves for variable annuity death benefits requires CIGNA to make critical accounting estimates, as discussed further on page 23. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. However, if actual experience differs from the assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating these reserves, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

As of December 31, 2002, the aggregate fair value of the underlying mutual fund investments was approximately $50 billion. The death benefit coverage in force as of that date (representing the amount that CIGNA would have to pay if all 1.5 million annuitants had died on that date) was approximately $23.4 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments. The notional amount of the futures contract positions held by CIGNA at December 31, 2002, was $2.2 billion.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates. CIGNA has purchased reinsurance from third parties, which covers 80% of the exposures of these contracts. See page 38 for further information.

Unicover and other run-off reinsurance. The Run-off Reinsurance Operations participates in a workers’ compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. Certain disputes over reinsurance coverage for the pool were resolved by an arbitration ruling issued in October 2002, which was further clarified in January 2003.

The Run-off Reinsurance Operations include other workers’ compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA obtained reinsurance coverage in the London market for a significant portion of the claims under these contracts. Some of these London market retrocessionaires have disputed the validity of their contracts with CIGNA and arbitration over some of these disputes has commenced.

Based on the outcome of the Unicover arbitration in October 2002, as well as a review of other exposures for the run-off reinsurance operations, including an assessment of London market retrocessional disputes and workers’ compensation and personal accident reinsurance exposures, CIGNA recorded an after-tax charge of $317 million ($408 million pre-tax) in the third quarter of 2002.

The London market retrocessional disputes are not expected to be resolved for some time. In addition, unfavorable claims experience related to workers’ compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

CIGNA’s reserves for amounts recoverable from retrocessionaires, as well as for reserves for liabilities associated with underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2002, based on current information. However, it is possible that future developments regarding these matters could result in a material adverse effect on CIGNA’s consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA’s financial condition.

See also Note 21(B) to the Financial Statements for more information.

2000 Reinsurance charges. During 2000, CIGNA recorded after-tax charges for the run-off reinsurance business totaling $127 million as follows:

•

a charge of $84 million to strengthen reserves, following a review of reserve assumptions for specialty life reinsurance contracts that guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments as more fully discussed above;

•	a charge of $40 million to strengthen reserves for personal accident reinsurance contracts; and
•	a charge of $3 million for restructuring costs (principally severance).

OTHER OPERATIONS

(In millions)

Financial Summary	2002	2001	2000

Premiums and fees	$116	$143	$146
Net investment income	409	450	459
Other revenues	177	190	179

Segment revenues	702	783	784
Benefits and expenses	591	674	649

Income before taxes	111	109	135
Income taxes	37	33	42

Operating income	$74	$76	$93

Realized investment gains
(losses), net of taxes	$(1)	$10	$1

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;
•	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
•	settlement annuity business; and
•	certain investment management services initiatives.

Operating Income

Operating income in Other Operations decreased 3% in 2002 primarily due to the continued run-off of the leveraged corporate life insurance business and lower amortized gains on the sale of the individual life insurance business, partially offset by lower losses in investment management services.

The 18% decline in 2001 operating income primarily reflects lower earnings from leveraged corporate life insurance and higher losses from certain investment management services initiatives.

Premiums and Fees

Premiums and fees decreased 19% in 2002 and 2% in 2001 primarily due to lower premiums from leveraged corporate life insurance.

Other Revenues

Other revenues declined 7% in 2002 and increased 6% in 2001. The decline in 2002 primarily reflects lower amortized gains from the sale of the individual life insurance and annuity business. The increase in 2001 primarily reflects higher investment advisory fees.

Other Matters

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. In 2001, the Internal Revenue Service (IRS) implemented an initiative for leveraged corporate life insurance plans purchased after June 20, 1986, that permits policyholders to settle tax disputes related to these plans. Management expects that some customers will accept the IRS settlement offer and surrender their policies in 2003. As a result, management expects revenues and operating income associated with these products to decline. In 2002, revenues of $221 million and operating income of $32 million were from products affected by this legislation.

CORPORATE

(In millions)

Financial Summary	2002	2001	2000

Operating loss	$(87)	$(96)	$(58)

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations and certain corporate overhead expenses. The lower operating loss in 2002 primarily reflects a decline in unallocated corporate overhead expenses.

The increased operating loss in 2001 primarily reflects:

•	lower net investment income on unallocated corporate investments, primarily due to lower interest rates and higher share repurchase activity;
•	higher unallocated corporate overhead expenses; and
•	higher interest expenses in 2001.

DISCONTINUED OPERATIONS

(In millions)

Financial Summary	2002	2001	2000

Revenues	$567	$508	$468
Income before taxes	$1	$28	$10
Income taxes	2	10	4

Income (loss) from
discontinued operations	$(1)	$18	$6

In January 2003, CIGNA sold the operations of Lovelace for approximately $210 million and will recognize an after-tax gain of approximately $30 million in the first quarter of 2003. In the fourth quarter of 2002, CIGNA began reporting this business as discontinued operations and prior year financial information has been reclassified.

During 2002, CIGNA increased reserves for a Medicare cost reporting matter associated with Lovelace (see page 26) by $9 million after-tax ($14 million pre-tax). In the fourth quarter of 2002, Lovelace entered into a settlement agreement with the federal government related to this matter. This charge is included in results of discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2002	2001	2000

Short-term investments	$86	$137	$166
Cash and cash equivalents	$1,575	$1,918	$2,179
Short-term debt	$130	$49	$145
Long-term debt	$1,500	$1,626	$1,162
Shareholders' equity	$3,867	$5,055	$5,413

Liquidity

CIGNA normally meets its operating requirements by:

•	maintaining appropriate levels of liquidity in its investment portfolio;
•	using cash flows from operating activities; and
•	matching investment maturities to the estimated duration of the related insurance and contractholder liabilities.

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

CIGNA’s insurance and HMO subsidiaries are subject to regulatory restrictions that limit the amount of dividends or other distributions (such as loans or cash advances) these subsidiaries may provide to their shareholders without prior approval of regulatory authorities. These restrictions may limit the use of operating cash flows of the insurance and HMO subsidiaries for CIGNA’s general corporate purposes.

Cash flows from continuing operations for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Operating activities	$1,378	$1,063	$1,671
Investing activities	$(1,486)	$(2,011)	$(902)
Financing activities	$(235)	$671	$(773)

Cash and cash equivalents decreased $343 million in 2002 and $261 million in 2001.

Cash flows from operating activities consist of operating income adjusted to reflect the timing of cash receipts and disbursements for premiums and fees, investment income, taxes, and benefits, losses and expenses.

Amounts shown for cash flows from operating, investing and financing activities are discussed below:

2002:

•

The increase in cash flows from operating activities in 2002 primarily reflects higher cash revenues of approximately $1 billion (due to price increases and growth in the Employee Health Care, Life and Disability Benefits segment). This increase was partially offset by:

—

Higher cash expenses of approximately $470 million (primarily in the Employee Health Care, Life and Disability Benefits segment) reflecting customer service and technology initiatives, growth in the specialty lines of business as well as 2002 cash spending of approximately $40 million for the 2001 restructuring charge;

—	Higher tax payments of approximately $100 million, primarily due to taxes paid in 2002 for the 2001 gain on sales of interests in the Japanese life insurance operation;

—

Higher paid claims of approximately $90 million due to medical cost inflation, partially offset by membership declines, the absence of Medicare claim payments that had been made in 2001 due to the exit of certain Medicare markets and the timing of payment of claims; and

—	Lower collections of net investment income of approximately $30 million due to declining yields and the continued run-off of the leveraged corporate life insurance business.

•	Cash used in investing activities consisted of net purchases of investments of approximately $1.1 billion and net purchases of property and equipment of $303 million.
•

Cash used in financing activities consisted primarily of payments of dividends on and repurchases of common stock ($540 million), partially offset by net deposits to contractholder deposit funds ($282 million).

2001:

•

The decrease in cash flows from operating activities in 2001 primarily reflects the absence of operating cash flows resulting from the deconsolidation of the Japanese life insurance operation in 2001 (explained on page 31 and in Note 4 to the Financial Statements) and, to a lesser extent, higher claims payments during 2001 related to the run-off reinsurance operations and Medicare market exits.

•

Cash used in investing activities increased partially as a result of a decline in cash of $327 million resulting from the deconsolidation of the Japanese life insurance operation as well as higher net investment purchases. These increases were partially offset by $350 million in proceeds from the sales of interests in the Japanese life insurance operation.

•

Cash provided by financing activities consisted of net deposits and interest credited to contractholder deposits ($1.6 billion) and net issuance of debt ($362 million), partially offset by payment of dividends on and repurchase of CIGNA’s common stock ($1.3 billion).

Capital Resources

CIGNA’s capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. Over the long term, CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase. Given the capital needs of CIGNA’s principal subsidiary (Connecticut General Life Insurance Company, or CG Life) primarily resulting from the charges for the run-off reinsurance operations (as discussed on pages 31 through 33), CIGNA intends to retain capital and has suspended share repurchase.

Senior management and the Board of Directors, guided by regulatory requirements and rating agency capital guidelines, determine the amount of capital resources that CIGNA maintains. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.

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

In March 2002, CIGNA entered into a syndicated bank letter of credit agreement of $650 million in support of an internal reinsurance arrangement associated with obligations of a subsidiary. This reinsurance arrangement was terminated as of July 1, 2002, and no letters of credit are currently issued under this agreement.

As of December 31, 2002, CIGNA had available $215 million in committed lines of credit. These lines are provided by U.S. banks and typically have terms ranging from one to three years. Approximately $70 million of CIGNA’s available lines of credit will expire within the next twelve months.

CIGNA’s long-term debt outstanding as of December 31, 2002, was $1.5 billion compared to $1.6 billion as of December 31, 2001. CIGNA’s short-term debt (primarily the current portion of long-term debt) was $130 million as of December 31, 2002, an increase of $81 million from December 31, 2001.

Liquidity and Capital Resources Outlook

The availability of resources for general corporate purposes (i.e., cash held at the parent/holding company level) is dependent on dividends from CIGNA’s subsidiaries, most of which are subject to regulatory restrictions and rating agency capital guidelines. CIGNA expects, based on current projections for cash activity (including projections for dividends from subsidiaries), to have sufficient resources to:

•	provide for the capital requirements of its subsidiaries;
•	meet debt service requirements and pay dividends to CIGNA shareholders at the current dividend rate; and
•	satisfy pension plan funding requirements.

However, the demand for funds could exceed available cash if:

•	management uses cash for investment opportunities;
•	a substantial insurance or contractholder liability becomes due before related investment assets mature; or
•	regulatory restrictions prevent the insurance and HMO subsidiaries from distributing cash.

In those cases, CIGNA has the flexibility to satisfy liquidity needs through short-term borrowings. As stated above, CIGNA had available $215 million in committed bank lines of credit as of December 31, 2002. CIGNA has no current plans to issue additional debt securities in 2003.

The maturities of CIGNA’s contractual cash obligations for debt and lease obligations as of December 31, 2002, are as follows:

(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short-term debt	$130	$130	$--	$--	$--
Long-term debt	1,500	--	--	500	1,000
Operating leases	616	141	246	127	102

Total	$2,246	$271	$246	$627	$1,102

As of December 31, 2002, CIGNA also had commitments to purchase the following investments:

Fixed maturities	$80 million
Commercial mortgage loans	$154 million
Real estate joint ventures and security partnerships (other long-term investments)	$123 million

CIGNA expects to disburse most of these committed amounts in 2003. CIGNA also expects to provide approximately $75 million of funding to pension plan assets in 2003. See Note 14 to the Financial Statements for further information.

Ratings

CIGNA and certain of its insurance subsidiaries are rated by nationally recognized rating agencies. The significance of individual ratings varies from agency to agency. However, companies assigned ratings at the top end of the range have, in the opinion of the rating agency, the strongest capacity for repayment of debt or payment of claims, while companies at the bottom end of the range have the weakest capability. Ratings are always subject to change and there can be no assurance that CIGNA’s current ratings will continue for any given period of time.

CIGNA expects the downgrades during 2002 in the financial strength rating of Connecticut General Life Insurance Company to have a moderately adverse effect on the retirement business. Any additional change in rating could have an impact on CIGNA’s results, particularly in the retirement business. A downgrade of CIGNA’s debt ratings, depending on the extent, would increase the cost to borrow funds.

For additional information and a listing of CIGNA’s current ratings, refer to the Ratings section in CIGNA’s Form 10-K.

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

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees, which include the following:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2002, employers were required to maintain assets that exceed 102% to 128% of benefit obligations. Benefit obligations under these arrangements were $3.3 billion as of December 31, 2002, and $2.4 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

•

For certain employer-sponsored savings and retirement plans, CIGNA guarantees that participants will receive the value of their accounts at the time of withdrawal. These guarantees could require payment by CIGNA in the event that a significant number of plan participants withdraw their accounts when the market value of the related separate account assets is less than the plan participant account values at the time of withdrawal. Participant account values under these arrangements are invested primarily in fixed income investments and were $1.7 billion as of December 31, 2002, and $1.8 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

•

CIGNA guarantees a minimum level of earnings (based on investment, mortality and retirement experience) for a certain group annuity contract. If the actual investment return is less than the minimum guaranteed level, CIGNA is required to fund the difference. The guaranteed benefit obligation was $313 million as of December 31, 2002, and $334 million as of December 31, 2001. CIGNA had additional liabilities for this guarantee of $15 million as of December 31, 2002, and $14 million as of December 31, 2001.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

As of December 31, 2002 and 2001, CIGNA guaranteed $106 million of construction loans related to investments in certain real estate joint ventures. These loans are secured by the joint ventures’ real estate properties with fair value in excess of the loan amounts. The loans mature at various dates from 2003 to 2007, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. CIGNA has recourse to other owners for 3% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

As of December 31, 2002 and 2001, CIGNA guaranteed $42 million of principal for industrial revenue bonds that are payable in 2007 and also guaranteed $8 million of aggregate interest payable periodically up to maturity. These bonds are secured by mortgages on properties and other assets held by real estate partnerships. An event of default under these bonds will not cause the principal or interest payments to be due immediately, but instead CIGNA would be required to make principal or interest payments under the original terms of the bonds. CIGNA has recourse to partners for 43% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

At December 31, 2002, CIGNA guaranteed a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. CIGNA had such guarantees for leased equipment of $21 million at December 31, 2001. Guarantees of $21 million expire in 2006 and $28 million expire in 2012.

Specialty Life Reinsurance Contracts. The Run-off Reinsurance Operations include certain specialty life reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. In 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to these contracts and the adoption of a program to substantially reduce equity market risks related to these contracts. See Note 3 to the Financial Statements for further information.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates. CIGNA has purchased reinsurance from third parties, which covers 80% of the exposures of these contracts. CIGNA estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to equity market returns, volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, annuity election rates and policy surrenders.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires disclosure of maximum potential undiscounted future payments for guarantees, even if the likelihood of such payment is remote. In accordance with this requirement, the maximum potential undiscounted payments that CIGNA would make for guarantees related to minimum income benefits under the following hypothetical assumptions, which CIGNA believes unlikely to occur:

•	no annuitants surrendered their accounts, and
•	all annuitants lived to elect their benefit, and
•	all annuitants elected to receive their benefit on the first available date (beginning in 2004 through 2014), and
•	all underlying mutual fund investment values remained at the December 31, 2002, value of $2.7 billion, with no future returns,

would aggregate $2.7 billion, gross of reinsurance. CIGNA has reinsurance for 80% of this amount. CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount.

As of December 31, 2002, CIGNA had liabilities of $95 million related to these contracts and amounts recoverable from reinsurers of $76 million. CIGNA has an additional liability of $44 million associated with the cost of reinsurance. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate.  See Note 7(G) to the Financial Statements for further information.

Share Repurchase

CIGNA’s Board of Directors has authorized a stock repurchase plan. Decisions to repurchase shares depend on market conditions and available alternative uses of capital. Share repurchase activity for the year ended December 31 was as follows:

(In millions, except per share amounts)	2002	2001	2000

Shares repurchased	3.5	12.0	19.2
Cost of shares repurchased	$343	$1,139	$1,681
Average price per share	$98.33	$94.66	$87.32

As a result of the increased capital requirements resulting primarily from reserve increases for the run-off reinsurance operations (see page 36), CIGNA has suspended share repurchase and has not repurchased any shares of its common stock since July 18, 2002. The total remaining share repurchase authorization as of February 27, 2003, was $572 million.

INVESTMENT ASSETS

Information regarding investment assets held by CIGNA as of December 31 is presented below. CIGNA’s investment assets do not include separate account assets. Additional information regarding CIGNA’s investment assets and related accounting policies is included in Notes 2, 7, 8 and 9 to the Financial Statements and in CIGNA’s Form 10-K.

(In millions)

Financial Summary	2002	2001

Fixed maturities	$27,803	$23,401
Equity securities	295	404
Mortgage loans	8,729	9,920
Policy loans	2,405	2,774
Real estate	253	432
Other long-term investments	791	1,193
Short-term investments	86	137

Total investment assets	$40,362	$38,261

A significant portion of CIGNA’s investment assets is attributable to experience-rated policyholder contracts associated with the retirement business. The following table shows, as of December 31, the percentage of certain categories of investment assets that are held under these policyholder contracts:

	2002	2001

Fixed maturities	48%	45%
Mortgage loans	56%	56%
Real estate	54%	55%
Other long-term investments	46%	53%

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

The fair value of investments in fixed maturities as of December 31 was as follows:

(In millions)	2002	2001

Federal government and agency	$1,197	$499
State and local government	1,761	1,596
Foreign government	825	610
Corporate	17,796	15,211
Federal agency mortgage-backed	1,669	627
Other mortgage-backed	2,265	2,344
Other asset-backed	2,290	2,514

Total	$27,803	$23,401

Additional information regarding fixed maturities follows.

Quality ratings. As of December 31, 2002, $26.4 billion, or 95%, of the fixed maturities in CIGNA’s investment portfolio were investment grade (Baa and above, or equivalent), and the remaining $1.4 billion were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum. Approximately 33% of CIGNA’s below investment grade portfolio is attributable to policyholder contracts.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. The fair value of private placement investments was $11.0 billion as of December 31, 2002 and 2001. CIGNA has several controls on its participation in private placement investments. In particular, CIGNA performs a credit analysis of each issuer, diversifies investments by industry and issuer and requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted.

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

CIGNA’s investment in collateralized debt obligations, which are secured by pools of corporate debt obligations, was $228 million at December 31, 2002, and $321 million at December 31, 2001, excluding policyholder share. CIGNA recorded after-tax losses of $16 million ($25 million pre-tax) in 2002 compared to $84 million ($129 million pre-tax) in 2001 reflecting a lower level of defaults in the underlying pools of corporate debt obligations.

CIGNA’s investment in asset-backed securities includes collateralized mortgage obligations (CMOs) of $28 million at December 31, 2002, and $64 million at December 31, 2001, excluding policyholder share. These CMO investments were carried at fair value, with an amortized cost of $29 million at December 31, 2002, and $62 million at December 31, 2001.

Certain of the CMOs that CIGNA holds are backed by Aaa/AAA-rated federal agencies. Most of the remaining CMOs have high quality ratings because of credit enhancements provided by subordinated securities, or mortgage insurance from Aaa/AAA-rated insurance companies.

CIGNA’s CMO holdings are concentrated in securities with limited prepayment, extension and default risk.

Review of Declines in Fair Value

Management estimates the amount of “other than temporary” impairment when a decline in the value of fixed maturities or equity securities is expected to persist. Management reviews fixed maturities and equity securities for impairment based on criteria that include for any decline in fair value from cost, the length of time of that decline, the financial health and specific near term prospects of the issuer and changes in the regulatory, economic or general market environment of the issuer’s industry or geographic region. As of December 31, 2002, fixed maturities and equity securities (excluding policyholder share) with a decline in fair value from cost, including the length of time of such decline, were as follows:

(In millions)	Fair Value	Amortized Cost	Unrealized Loss

Fixed maturities
One year or less:
Investment grade	$1,470	$1,486	$16
Below investment grade	$224	$256	$32
More than one year:
Investment grade	$381	$415	$34
Below investment grade	$337	$376	$39
Equity securities
One year or less	$157	$179	$22
More than one year	$20	$28	$8

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

The following table shows problem and potential problem bonds and mortgage loans, net of valuation reserves and write-downs, as of December 31, including amounts attributable to policyholder contracts:

(In millions)	2002	2001

Problem bonds	$182	$224
Potential problem bonds	$243	$137
Problem mortgage loans	$48	$111
Potential problem mortgage loans	$191	$78

The decrease in problem bonds and problem mortgage loans since December 31, 2001, primarily reflects sales and payoff activity. The increase in potential problem bonds and potential problem mortgage loans since December 31, 2001, is primarily due to continued weak economic conditions.

Real Estate

Investment real estate includes both real estate held and used and real estate held for sale. Most of the real estate held for sale in 2002 and 2001 was office buildings and retail facilities that were acquired as a result of foreclosure of mortgage loans. As of December 31, investment real estate (including amounts attributable to policyholder contracts) and related cumulative write-downs and valuation reserves were as follows:

(In millions)	2002	2001

Real estate held for sale	$47	$330
Less cumulative write-downs	8	37
Less valuation reserves	21	45

	18	248

Real estate held and used	303	227
Less cumulative write-downs	68	43

	235	184

Investment real estate	$253	$432

CIGNA reclassified $119 million of real estate held for sale to real estate held and used as of January 1, 2002, when CIGNA adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 2 to the Financial Statements for further information.

At December 31, 2002, 45% of the carrying value of the properties acquired through foreclosure was attributable to policyholder contracts, compared with 54% at December 31, 2001.

Summary

The effect of investment asset write-downs and changes in valuation reserves on CIGNA’s net income and on amounts attributable to policyholder contracts was as follows:

(In millions)	2002	2001	2000

CIGNA	$150	$139	$46
Policyholder contracts	$199	$78	$43

CIGNA’s portion of these losses is a component of realized investment results, which are discussed on page 19.

The effect of non-accruals (“problem” investments) resulted in lower net income in 2002 ($14 million after-tax) and in 2001 ($12 million after-tax) than would have been recorded if interest on non-accrual investments had been recognized in accordance with the original terms of these investments. The effect of non-accruals was not material to CIGNA’s consolidated results of operations in 2000.

The weakness in certain sectors of the economy is likely to cause additional investment losses. These investment losses could materially affect future results of operations, although CIGNA does not currently expect them to have a material effect on CIGNA’s liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

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
•

Foreign currency exchange rate risk of the U.S. dollar to the British pound, South Korean won, Taiwan dollar, Chilean peso, Hong Kong dollar, Japanese yen, Canadian dollar, and Euro. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.

•

Equity price risk for stocks and for specialty life reinsurance contracts that guarantee death or minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual fund investments. CIGNA’s investment in domestic equity securities (which are primarily managed to mirror the S&P 500) was $261 million at December 31, 2002, and $366 million at December 31, 2001. CIGNA held $34 million in international equities at December 31, 2002, and $38 million at December 31, 2001. Substantially all of CIGNA’s international equities were issued by entities based in developed countries.

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

•

Use of derivatives. CIGNA generally uses derivative financial instruments to minimize certain market risks. In addition, CIGNA has written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits.

See Notes 2(C) and 7(G) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

Effect of Market Fluctuations on CIGNA

The examples shown in the table that follows illustrate the effect of hypothetical changes in market rates or prices on the fair value of certain financial instruments. Actual results could differ materially because the examples were developed using estimates and assumptions. Certain financial instruments, such as separate account assets and liabilities, are excluded from these hypothetical calculations because gains and losses in separate accounts generally accrue to policyholders. Insurance contract liabilities (48% of CIGNA’s non-separate account liabilities at December 31, 2002 and 2001) and reinsurance recoverables on unpaid losses (11% of CIGNA’s non-separate account assets at December 31, 2002 and 12% at December 31, 2001) are also excluded. In addition, the effect of a hypothetical change in equity indices on fair values of futures contracts used in a program for certain specialty life reinsurance contracts is excluded from this table and discussed separately below.

Subject to these exclusions, the effects of hypothetical changes in market rates or prices on the fair values of certain of CIGNA’s financial instruments would have been as follows as of December 31:

Market scenario for certain noninsurance financial instruments	Loss in fair value

(In millions)	2002	2001

100 basis point increase in interest rates	$1,110	$790
10% strengthening in U.S. dollar to foreign currencies	$90	$80
10% decrease in market prices for equity exposures	$50	$70

The effect of a hypothetical increase in interest rates on the fair values of certain of CIGNA’s financial instruments increased in 2002 due to increased fixed maturities to support insurance liabilities. The effect of a hypothetical increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling. The effect of a hypothetical strengthening of the U.S. dollar relative to the foreign currencies held by CIGNA was estimated to be 10% of the U.S. dollar equivalent fair value. The effect of a hypothetical decrease in the market prices of equity securities was estimated to be 10% of their fair value.

As discussed on pages 32 and 33, CIGNA began using futures contracts in 2002 as part of a program to substantially reduce the effect of equity market changes on certain specialty life reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. The effect of a hypothetical 10% increase in the S&P 500, Russell 2000 and NASDAQ equity indices would have been a decrease of approximately $210 million in the fair value of the futures contracts outstanding under this program as of December 31, 2002. A corresponding decrease in liabilities for these specialty life reinsurance contracts would result from the hypothetical 10% increase in the S&P 500, Russell 2000 and NASDAQ equity indices. See Note 3 to the Financial Statements for further discussion of this program and related specialty life reinsurance contracts.

See also page 20 for a discussion of the effects of recent stock market declines on CIGNA.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA’s health care business (see Health care regulation on page 25 for more information);

3.

difficulties in implementing the realignment of health care operations initiated in the second half of 2002 and achievement of the intended customer service improvements, operational efficiencies and cost savings;

4.

the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation challenging CIGNA’s businesses and the outcome of pending government proceedings;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
6.	significant reductions in customer retention;
7.	significant changes in interest rates;
8.

downgrades in the financial strength ratings of CIGNA's insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business, particularly the retirement business;

9.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

10.

adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates, and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;

11.

adjustments to the reserve assumptions and other considerations used in estimating CIGNA's liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;

12.

significant stock market declines, which could, among other things, reduce results in CIGNA’s retirement business and result in increased pension expenses in CIGNA’s pension plan in future periods and the recognition of additional pension obligations;

13.

unfavorable claims experience related to workers’ compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;

14.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
15.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Consolidated Statements of Income

(In millions, except per share amounts)

For the years ended December 31,	2002	2001	2000

Revenues
Premiums and fees	$15,737	$14,860	$15,862
Net investment income	2,716	2,842	2,940
Other revenues	1,133	1,080	717
Realized investment gains (losses)	(238)	(175)	7

Total revenues	19,348	18,607	19,526

Benefits, Losses and Expenses
Benefits, losses and settlement expenses	14,314	11,976	13,059
Policy acquisition expenses	246	237	268
Other operating expenses	5,357	4,925	4,712

Total benefits, losses and expenses	19,917	17,138	18,039

Income (Loss) from Continuing Operations
before Income Taxes (Benefits)	(569)	1,469	1,487

Income taxes (benefits):
Current	(131)	293	575
Deferred	(41)	205	(69)

Total taxes (benefits)	(172)	498	506

Income (Loss) from Continuing Operations	(397)	971	981
Income (Loss) from Discontinued Operations	(1)	18	6

Net Income (Loss)	$(398)	$989	$987

Net Income (Loss) Excluding Goodwill Amortization
in 2001 and 2000 (Note 2)	$(398)	$1,037	$1,035

Basic Earnings (Loss) Per Share
Income (loss) from continuing operations	$(2.83)	$6.57	$6.14
Income (loss) from discontinued operations	--	0.12	0.04

Net income (loss)	$(2.83)	$6.69	$6.18

Net income (loss) excluding goodwill amortization
in 2001 and 2000 (Note 2)	$(2.83)	$7.01	$6.48

Diluted Earnings (Loss) Per Share
Income (loss) from continuing operations	$(2.83)	$6.47	$6.04
Income (loss) from discontinued operations	--	0.12	0.04

Net income (loss)	$(2.83)	$6.59	$6.08

Net income (loss) excluding goodwill amortization
in 2001 and 2000 (Note 2)	$(2.83)	$6.91	$6.38

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

As of December 31,		2002		2001

Assets
Investments:
Fixed maturities, at fair value (amortized cost, $25,948; $22,672)		$27,803		$23,401
Equity securities, at fair value (cost, $239; $310)		295		404
Mortgage loans		8,729		9,920
Policy loans		2,405		2,774
Real estate		253		432
Other long-term investments		791		1,193
Short-term investments		86		137

Total investments		40,362		38,261
Cash and cash equivalents		1,575		1,918
Accrued investment income		504		522
Premiums, accounts and notes receivable		3,206		2,798
Reinsurance recoverables		6,775		6,983
Deferred policy acquisition costs		494		448
Property and equipment		1,078		986
Deferred income taxes		1,257		1,033
Goodwill		1,620		1,632
Other assets, including other intangibles		624		566
Separate account assets		31,255		36,263
Assets of discontinued operations		200		179

Total assets		$88,950		$91,589

Liabilities
Contractholder deposit funds		$29,374		$28,961
Unpaid claims and claim expenses		4,535		3,950
Future policy benefits		11,848		10,523
Unearned premiums		243		237

Total insurance and contractholder liabilities		46,000		43,671
Accounts payable, accrued expenses and other liabilities		6,123		4,863
Short-term debt		130		49
Long-term debt		1,500		1,626
Separate account liabilities		31,255		36,263
Liabilities of discontinued operations		75		62

Total liabilities		85,083		86,534

Contingencies -- Note 21
Shareholders' Equity
Common stock (shares issued, 273; 271)		68		68
Additional paid-in capital		3,212		3,093
Net unrealized appreciation, fixed maturities	$512		$189
Net unrealized appreciation, equity securities	26		50
Net unrealized appreciation, derivatives	6		10
Net translation of foreign currencies	(32)		(26)
Minimum pension liability adjustment	(714)		(76)

Accumulated other comprehensive income (loss)		(202)		147
Retained earnings		9,299		9,882
Less treasury stock, at cost		(8,510)		(8,135)

Total shareholders' equity		3,867		5,055

Total liabilities and shareholders' equity		$88,950		$91,589

Shareholders' Equity Per Share		$27.75		$35.71

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

(In millions, except per share amounts)

For the years ended December 31,	2002		2001		2000

	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity	Compre- hensive Income	Share- holders' Equity

Common Stock, beginning of year		$68		$67		$67
Issuance of common stock for employee
benefit plans		--		1		--

Common Stock, end of year		68		68		67

Additional Paid-In Capital, beginning
of year		3,093		2,966		2,825
Issuance of common stock for employee
benefit plans		119		127		141

Additional Paid-In Capital, end of year		3,212		3,093		2,966

Accumulated Other Comprehensive
Income, beginning of year		147		221		166
Net unrealized appreciation, fixed maturities	$323	323	$26	26	$199	199
Net unrealized depreciation, equity securities	(24)	(24)	(80)	(80)	(54)	(54)

Net unrealized appreciation (depreciation)
on securities	299		(54)		145
Net unrealized appreciation (depreciation),
derivatives	(4)	(4)	10	10	--	--
Net translation of foreign currencies	(6)	(6)	(30)	(30)	(14)	(14)
Minimum pension liability adjustment	(638)	(638)	--	--	(76)	(76)

Other comprehensive income (loss)	(349)		(74)		55

Accumulated Other Comprehensive
Income (Loss), end of year		(202)		147		221

Retained Earnings, beginning of year		9,882		9,081		8,290
Net income (loss)	(398)	(398)	989	989	987	987
Common dividends declared
(per share: $1.32; $1.28; $1.24)		(185)		(188)		(196)

Retained Earnings, end of year		9,299		9,882		9,081

Treasury Stock, beginning of year		(8,135)		(6,922)		(5,199)
Repurchase of common stock		(343)		(1,139)		(1,681)
Other treasury stock transactions, net		(32)		(74)		(42)

Treasury Stock, end of year		(8,510)		(8,135)		(6,922)

Total Comprehensive Income (Loss) and
Shareholders' Equity	$(747)	$3,867	$915	$5,055	$1,042	$5,413

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In millions)

For the years ended December 31,	2002	2001	2000

Cash Flows from Operating Activities
Income (loss) from continuing operations	$(397)	$971	$981
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Insurance liabilities	1,797	(264)	1,295
Reinsurance recoverables	161	(33)	(453)
Deferred policy acquisition costs	(39)	(51)	(164)
Premiums, accounts and notes receivable	(261)	(22)	(329)
Accounts payable, accrued expenses and other liabilities	288	93	358
Current income taxes	(417)	198	86
Deferred income taxes	(41)	205	(69)
Realized investment (gains) losses	238	175	(7)
Depreciation and amortization	221	235	221
Gains on sales of businesses (excluding discontinued operations)	(75)	(255)	(99)
Other, net	(97)	(189)	(149)

Net cash provided by operating activities of continuing operations	1,378	1,063	1,671

Cash Flows from Investing Activities
Proceeds from investments sold:
Fixed maturities	4,348	2,496	2,951
Equity securities	123	200	168
Mortgage loans	1,324	629	350
Other (primarily short-term investments)	5,459	2,425	2,399
Investment maturities and repayments:
Fixed maturities	2,059	2,288	2,160
Mortgage loans	928	592	968
Investments purchased:
Fixed maturities	(9,788)	(6,169)	(6,120)
Equity securities	(127)	(196)	(247)
Mortgage loans	(1,056)	(1,489)	(1,499)
Other (primarily short-term investments)	(4,418)	(2,431)	(1,702)
Proceeds on sales of businesses, net	--	350	45
Deconsolidation of Japanese life insurance operation	--	(327)	--
Property and equipment, net	(303)	(366)	(313)
Other, net	(35)	(13)	(62)

Net cash used in investing activities of continuing operations	(1,486)	(2,011)	(902)

Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds	8,535	8,565	8,765
Withdrawals and benefit payments from contractholder deposit funds	(8,253)	(6,965)	(7,613)
Net change in short-term debt	(9)	13	--
Issuance of long-term debt	--	493	--
Repayment of long-term debt	(36)	(144)	(101)
Repurchase of common stock	(355)	(1,139)	(1,696)
Issuance of common stock	68	38	72
Common dividends paid	(185)	(190)	(200)

Net cash provided by (used in) financing activities of continuing operations	(235)	671	(773)

Effect of foreign currency rate changes on cash and cash equivalents	--	(1)	(30)
Net cash from discontinued operations	--	17	1

Net decrease in cash and cash equivalents	(343)	(261)	(33)
Cash and cash equivalents, beginning of year	1,918	2,179	2,212

Cash and cash equivalents, end of year	$1,575	$1,918	$2,179

Supplemental Disclosure of Cash Information:
Income taxes paid, net of refunds	$218	$121	$457
Interest paid	$120	$109	$105

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

Results of operations of Lovelace Health Systems, Inc. (Lovelace), an integrated health care system and subsidiary of CIGNA, are reported as discontinued operations because CIGNA sold that business in January 2003 (see Note 4 (A)). Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations. Certain reclassifications have also been made to prior years’ amounts to conform to the 2002 presentation.

B. Recent Accounting Pronouncements

Consolidation. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” that provides criteria for consolidating certain entities based on majority ownership of expected losses or residual returns and must be implemented by July 1, 2003. CIGNA is currently evaluating the potential effects on its consolidated financial statements of implementing this guidance. It is possible that CIGNA could record additional assets and liabilities of up to the following approximate amounts: real estate joint venture assets and liabilities of $500 million each, including $400 million of liabilities for which there is no recourse to CIGNA; investment partnership assets and nonrecourse liabilities of $35 million each; and separate trust arrangement assets and nonrecourse liabilities of $170 million each. In the unlikely event that all of the underlying assets of these entities had no value and all other owners failed to meet their obligations, CIGNA estimates that its maximum exposure to loss would approximate $350 million, primarily representing the net carrying value of CIGNA’s investments in these entities at December 31, 2002. However, CIGNA expects to recover the recorded amounts of investments in these entities.

Goodwill and other intangible assets. As of January 1, 2002, CIGNA adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for reporting and measuring goodwill and other intangible assets.

In accordance with the standard, CIGNA ceased goodwill amortization on January 1, 2002. Although goodwill is no longer amortized, SFAS No. 142 requires goodwill to be evaluated for impairment at least annually, and written down through earnings when impaired. At implementation, CIGNA’s evaluation of its goodwill, based on discounted cash flow analyses, resulted in no impairment loss. CIGNA’s annual evaluation of its goodwill during 2002 also resulted in no impairment loss.

For comparative purposes, the following table adjusts net income (loss) and basic and diluted earnings (loss) per share for the years ended December 31, 2001 and 2000, as if goodwill amortization had ceased at the beginning of 2000. Goodwill amortization is attributable to the Employee Health Care, Life and Disability Benefits segment.

(In millions, except per share amounts)	2002	2001	2000

Reported net income (loss)	$(398)	$989	$987
Adjustment for goodwill
amortization, after-tax	--	48	48

Adjusted net income (loss)	$(398)	$1,037	$1,035

Reported basic earnings
(loss) per share	$(2.83)	$6.69	$6.18
Adjustment for goodwill
amortization, after-tax	--	0.32	0.30

Adjusted basic earnings
(loss) per share	$(2.83)	$7.01	$6.48

Reported diluted earnings
(loss) per share	$(2.83)	$6.59	$6.08
Adjustment for goodwill
amortization, after-tax	--	0.32	0.30

Adjusted diluted earnings
(loss) per share	$(2.83)	$6.91	$6.38

Impairment of long-lived assets.  As of January 1, 2002, CIGNA adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and reclassified real estate of $119 million to “held and used” from “held for sale.” Adoption of SFAS No. 144 did not have a material effect on CIGNA’s consolidated financial statements. See Note 2(D) for further information regarding the accounting treatment of CIGNA’s real estate investments.

Derivative instruments and hedging activities. As of January 1, 2001, CIGNA implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At implementation, SFAS No. 133 had an immaterial effect on CIGNA's consolidated financial statements. Additional information regarding SFAS No. 133 and the nature and accounting treatment of CIGNA's derivative financial instruments is included in Note 7(G).

C. Financial Instruments

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments include:

•	various investments (such as fixed maturities and equity securities);
•	short- and long-term debt; and
•	off-balance-sheet instruments (such as investment and certain loan commitments and financial guarantees).

These instruments may change in value due to interest rate and market fluctuations, and most also have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements (such as fixed maturities and equity securities) are carried in the financial statements at amounts that approximate fair value. The following table shows the fair values and carrying values of CIGNA’s financial instruments not carried at fair value, at the end of 2002 and 2001:

(In millions)	2002		2001

	Fair Value	Carrying Value	Fair Value	Carrying Value

Mortgage loans	$9,622	$8,729	$10,433	$9,920
Contractholder
deposit funds,
excluding
universal
life products	$20,906	$20,268	$19,897	$19,524
Long-term debt	$1,488	$1,500	$1,689	$1,626

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

Fixed maturities and mortgage loans. Investments in fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. These investments are classified as available for sale and are carried at fair value. Fixed maturities are considered impaired, and amortized cost is written down to fair value through earnings, when management expects a decline in value to persist (i.e., the decline is “other than temporary”).

Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. CIGNA estimates the fair value of the underlying collateral primarily using internal appraisals. Mortgage loans are considered impaired when it is probable that CIGNA will not collect amounts due according to the terms of the loan agreement.

When an investment is current, CIGNA recognizes interest income when it is earned. CIGNA stops recognizing interest income on fixed maturities and mortgage loans when they are delinquent or have been restructured as to terms (interest rate or maturity date). Net investment income on these investments is only recognized when interest payments are actually received.

Real estate. Investment real estate can be “held and used” or “held for sale” and is typically obtained through the foreclosure of mortgage loans. As of January 1, 2002, CIGNA adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and accounts for real estate as follows:

•

Real estate “held and used” is expected to be held longer than one year and includes real estate acquired through the foreclosure of mortgage loans. CIGNA carries real estate held and used at depreciated cost less any write-downs to fair value due to impairment and assesses impairment when cash flows indicate that the carrying value may not be recoverable. Depreciation is generally calculated using the straight-line method based on the estimated useful life of the particular real estate asset.

•

Real estate is “held for sale” when a buyer’s investigation is completed, a deposit has been received and the sale is expected to be completed within the next year. Real estate held for sale is carried at the lower of carrying value or current fair value, less estimated costs to sell, and is not depreciated. Valuation reserves reflect any changes in fair value.

•	CIGNA uses several methods to determine the fair value of real estate, but relies primarily on discounted cash flow analyses and, in some cases, third party appraisals.

Real estate acquired through the foreclosure of mortgage loans prior to implementation of SFAS No. 144 was generally classified as “held for sale.”

At the time of foreclosure, properties are reclassified from mortgage loans to real estate. CIGNA rehabilitates, re-leases and sells foreclosed properties. This process usually takes from two to four years unless management considers a near-term sale preferable.

Equity securities and short-term investments. CIGNA classifies equity securities and short-term investments as available for sale and carries them at fair value, which for short-term investments approximates cost. Equity securities include common and non-redeemable preferred stocks. Equity securities are considered impaired, and the cost basis is written down to fair value through earnings, when management expects a decline in value to persist.

Policy loans. Policy loans are carried at unpaid principal balances.

Other long-term investments. Other long-term investments include assets in the separate accounts in excess of separate account liabilities (see Note 2(K)). These assets are carried at fair value. Investments in unconsolidated entities in which CIGNA has significant influence are carried at cost plus CIGNA’s ownership percentage of reported income or loss. These entities include partnerships and limited liability companies holding real estate and securities.

Investment gains and losses. Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, and are based on specifically identified assets. CIGNA’s net income does not include gains and losses on investment assets related to experience-rated pension policyholders’ contracts (policyholder share) because these amounts generally accrue to the policyholders.

Unrealized gains and losses on investments carried at fair value are included in accumulated other comprehensive income, net of policyholder share and deferred income taxes.

Derivative financial instruments. Note 7(G) discusses CIGNA’s accounting policies for derivative financial instruments.

E. Cash and Cash Equivalents

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F. Reinsurance Recoverables

Reinsurance recoverables are estimates of amounts that CIGNA will receive from reinsurers and are recorded net of amounts management believes will not be received.

G. Deferred Policy Acquisition Costs

Acquisition costs consist of incentive payments, commissions, premium taxes and other costs that CIGNA incurs to acquire new business. Depending on the product line they relate to, CIGNA records acquisition costs in different ways. Acquisition costs for:

•	Contractholder deposit funds and universal life products are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.
•

 Annuity and other individual life insurance (primarily international) and group health indemnity products are deferred and amortized, generally in proportion to the ratio of periodic revenue to the estimated total revenues over the contract periods.

•	Other products are expensed as incurred.

Management estimates the present value of future revenues less expected payments on products that carry deferred policy acquisition costs. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense.

H. Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet CIGNA’s internal needs, with no plan to market externally. Costs directly related to obtaining, developing or upgrading internal-use software are capitalized. Unamortized internal-use software costs were $500 million at December 31, 2002, and $375 million at December 31, 2001.

Most of the unamortized internal-use software costs relate to CIGNA’s health care business, which is currently engaged in a multi-year project to convert to newly designed systems and processes to support business growth and service to customers. CIGNA has incurred total costs for this project of approximately $960 million from 1999 through 2002, of which $415 million has been capitalized and $545 million has been expensed as incurred. Accumulated amortization of capitalized amounts for this project was $15 million at December 31, 2002.

Capitalized costs for this multi-year project are amortized over a 7.5 year period. The amounts of amortization will increase as additional members are migrated to the new systems.

For other capitalized costs, CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset.

Accumulated depreciation and amortization was $1.1 billion at December 31, 2002 and $1.0 billion at December 31, 2001.

I. Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. CIGNA adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and ceased goodwill amortization as of January 1, 2002. CIGNA evaluates goodwill for impairment annually based on discounted cash flow analyses and writes it down through earnings when impaired.

J. Other Assets, including Other Intangibles

Other assets consist primarily of various insurance-related assets. CIGNA’s other intangible assets are primarily purchased customer lists and provider contracts. CIGNA amortizes other intangibles on a straight-line basis over periods ranging from six to eleven years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible will continue to have value. The gross carrying value of CIGNA’s other intangible assets was $247 million at December 31, 2002 and 2001. The accumulated amortization was $113 million at December 31, 2002 and $91 million at December 31, 2001.

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

M. Unpaid Claims and Claim Expenses

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under health coverages for reported claims and for losses incurred but not yet reported. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. When estimates change, CIGNA records the adjustment in benefits, losses and settlement expenses in the period in which the change in estimate is identified.

N. Future Policy Benefits

Future policy benefits are liabilities for estimated future obligations under traditional life and health policies and annuity products currently in force. These obligations are estimated using actuarial methods and primarily consist of reserves for life and disability insurance benefits, group annuity contracts and certain specialty life reinsurance contracts.

Obligations for life and disability insurance policies represent benefits to be paid to policyholders, net of future premiums to be received. Obligations for guaranteed cost annuities represent fixed monthly benefits to be paid to a group of individuals over their remaining lives. These obligations are estimated based on assumptions as to premiums, interest rates, mortality, morbidity and surrenders, allowing for adverse deviation. Mortality, morbidity and surrender assumptions are based on either CIGNA’s own experience or actuarial tables. Interest rate assumptions are based on management’s judgement considering CIGNA’s experience and future expectations, and range from 2% to 10%, generally declining over the first 20 years.

Certain specialty life reinsurance contracts guarantee a minimum death benefit under variable annuities issued by other insurance companies. These obligations represent the guaranteed death benefit in excess of the annuitant’s account values (based on underlying equity and bond mutual fund investments.) These obligations are estimated based on assumptions and other considerations for lapse, partial surrenders, mortality, interest rates, market volatility and investment returns and premiums, consistent with the requirements of generally accepted accounting principles when a premium deficiency exists. Lapse, partial surrenders, mortality, interest rates and volatility are based on management’s judgement considering CIGNA’s experience and future expectations. The results of futures contracts are reflected in the liability calculation as a component of investment returns.

See Note 3 for additional information.

O. Unearned Premiums

Premiums for group life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. The unrecognized portion of these premiums is recorded as unearned premiums.

P. Other Liabilities

Other liabilities consist principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and insurance-related assessments that management can reasonably estimate. Other liabilities also include the loss position of certain derivatives (see Note 7(G)).

Q. Translation of Foreign Currencies

CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies, which are generally their functional currencies. CIGNA uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. Translation gains or losses on functional currencies, net of applicable taxes, are recorded in accumulated other comprehensive income. CIGNA uses average exchange rates during the year to translate revenues and expenses into U.S. dollars.

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

Contract fees and expenses for administrative services only programs and pharmacy programs and services are recognized as services are provided.

S. Participating Business

CIGNA’s participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA’s life insurance subsidiaries. Participating insurance accounted for approximately 4% of CIGNA’s total life insurance in force at the end of 2002 and approximately 6% at the end of 2001 and 2000.

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

Note 13 contains detailed information about CIGNA’s income taxes.

U. Stock Compensation

CIGNA uses the intrinsic value method of accounting for stock-based compensation. Under this method, no compensation expense is recorded for stock options because their exercise price is equal to the market price of CIGNA common stock on the date of grant. Compensation expense is recorded for restricted stock grants over their vesting periods based on fair value, which is equal to the market price of CIGNA common stock on the date of grant. The following illustrates the effect on reported net income (loss) and earnings (loss) per share if CIGNA recorded compensation expense based on the fair value method of accounting for all stock awards (using the Black-Scholes option-pricing model for stock options).

(In millions, except per share amounts)	2002	2001	2000

Net income (loss), as
reported	$(398)	$989	$987
Compensation expense for
restricted stock grants at
fair value, net of taxes,
included in net income
(loss) as reported	14	12	10
Total compensation expense
for stock options and
restricted stock grants
under fair value method
for all awards, net of
taxes	(63)	(62)	(51)

Pro forma net income (loss)	$(447)	$939	$946

Net income (loss) per share:
Basic - as reported	$(2.83)	$6.69	$6.18
Basic - pro forma	$(3.18)	$6.35	$5.92
Diluted - as reported	$(2.83)	$6.59	$6.08
Diluted - pro forma	$(3.18)	$6.27	$5.85

See also Note 15 for further discussion of CIGNA’s stock plans.

Note 3 — Charges for the Run-off Reinsurance Operations

A. Losses on Specialty Life Reinsurance Contracts

In 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to certain specialty life reinsurance contracts and the adoption of a program to substantially reduce equity market risks related to these contracts.

CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. Death benefits under the annuity contracts reinsured by CIGNA are determined using various methods.

The majority of CIGNA’s exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on an annuitant’s contract anniversary date. Under this type of death benefit, CIGNA is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of an annuitant’s death. Other annuity designs that CIGNA reinsured guarantee that the benefit received at death will be no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract. In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase.

As a result of equity market declines and volatility in 2002, CIGNA evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further market declines and the impact on future earnings and capital. As a result of this evaluation, CIGNA implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts and, potentially, other instruments, which are expected to rise in value as the equity market declines and decline in value as the equity market rises.

The purpose of this program is to substantially reduce the adverse effects of potential future stock market declines on CIGNA’s liabilities for certain reinsurance contracts, as increases in liabilities under the reinsurance contracts from a declining market will be substantially offset by gains on the futures contracts. A consequence of this program is that it also substantially reduces the positive effects of potential future equity market increases, as reductions in liabilities under these contracts from improved equity market conditions will be substantially offset by losses on the futures contracts.

In order to achieve the objective of this program, CIGNA expects to adjust its futures contract position and possibly enter into other positions over time to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

The $720 million after-tax charge consists of:

•

$620 million after-tax, principally reflecting the reduction in assumed future equity market returns as a result of implementing the program and, to a lesser extent, changes to the policy lapse, mortality, market volatility and interest rate assumptions used in estimating the liabilities for these contracts. CIGNA determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns; and

•	$100 million after-tax reflecting deterioration in equity markets that occurred in the third quarter of 2002 (prior to implementation of the program).

CIGNA recorded a pre-tax gain of $87 million in 2002 in other revenues to reflect the increase in the fair values of futures contracts since the inception of the program. A corresponding expense reflecting the increase in liabilities for the specialty life reinsurance contracts is included in benefits, losses and settlement expenses.

CIGNA had reserves for these liabilities of approximately $1.4 billion as of December 31, 2002, and approximately $300 million as of December 31, 2001.

Management estimates reserves for variable annuity death benefit exposure based on assumptions and other considerations, including lapse, partial surrender, mortality, interest rates and volatility. These are based on CIGNA’s experience and future expectations. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to an annuitant’s death. Volatility refers to market volatility that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

Partial surrender refers to the fact that most annuitants have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. A very small percentage of annuitants have elected partial surrenders to date. An increase in CIGNA’s liabilities for variable annuity death benefits due to partial surrenders would depend on many factors, including financial market conditions prior to surrender and annuitant behavior.

The determination of reserves for variable annuity death benefits requires CIGNA to make critical accounting estimates. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. However, if actual experience differs from the assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating these reserves, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

As of December 31, 2002, the aggregate fair value of the underlying mutual fund investments was approximately $50 billion. The death benefit coverage in force as of that date (representing the amount that CIGNA would have to pay if all 1.5 million annuitants had died on that date) was approximately $23.4 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments. The notional amount of the futures contract positions held by CIGNA at December 31, 2002, was $2.2 billion.

During 2000, CIGNA recorded after-tax charges for the run-off reinsurance business totaling $127 million as follows:

•

a charge of $84 million to strengthen reserves, following a review of reserve assumptions for specialty life reinsurance contracts that guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments as more fully discussed above;

•	a charge of $40 million to strengthen reserves for personal accident reinsurance contracts; and
•	a charge of $3 million for restructuring costs (principally severance).

B. Other Reinsurance Charges

CIGNA also recognized an after-tax charge of $317 million ($408 million pre-tax) in the third quarter of 2002 for Unicover and other run-off reinsurance exposures, including London reinsurance business. For further information on these charges, see Note 17.

Note 4 — Acquisitions and Dispositions

Over the long term, CIGNA’s priorities for use of capital are internal growth, acquisitions and share repurchase. Given the capital needs of CIGNA’s principal subsidiary (Connecticut General Life Insurance Company) primarily resulting from the charges for the run-off reinsurance operations (see Note 3), CIGNA intends to retain capital and has suspended share repurchase. CIGNA conducts regular strategic and financial reviews of its businesses to ensure that its capital is used effectively. As a result of these reviews, CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

A. Sale of Lovelace Health Systems

In January 2003, CIGNA sold the operations of Lovelace, an integrated health care system located in New Mexico that includes a multi-specialty physician group practice, a hospital, family practice clinics and a health plan, for cash proceeds of approximately $210 million. The sale generated an after-tax gain of approximately $30 million which will be recognized in the first quarter of 2003. In the fourth quarter of 2002, CIGNA began reporting this business as discontinued operations and prior year financial information has been reclassified.

During 2002, CIGNA increased reserves for a Medicare cost reporting matter associated with Lovelace (see page 73) by $9 million after-tax ($14 million pre-tax). In the fourth quarter of 2002, Lovelace entered into a settlement agreement with the federal government related to this matter. This charge is included in results of discontinued operations.

Summarized financial data for discontinued operations are outlined below:

(In millions)	2002	2001	2000

Income Statement Data
Revenues	$567	$508	$468

Income before taxes	$1	$28	$10
Income taxes	2	10	4

Income (loss) from
discontinued operations	$(1)	$18	$6

(In millions)	2002	2001

Balance Sheet Data
Cash	$23	$15
Accounts receivable	34	34
Property and equipment	94	91
Goodwill and other assets	49	39

Total assets	$200	$179

Insurance liabilities	$47	$37
Accounts payable and other liabilities	28	25

Total liabilities	$75	$62

B. Sale of Brazilian Health Care Operations

In January 2003, CIGNA sold its Brazilian health care operations. CIGNA expects to record a net gain of approximately $15 million after-tax in the first quarter of 2003 associated with this sale, primarily as a result of the disposition of the net liabilities associated with these operations. The gain will be reported as part of discontinued operations. Revenues, expenses and results of operations of the Brazilian health care operations are not material to CIGNA’s consolidated financial statements.

C. Sales of Interests in Japanese Life Insurance Operation

In 2001, CIGNA sold portions of its interest in its Japanese life insurance operation as follows:

Date of Sale	Portion of CIGNA Equity Ownership Interest Sold*	Equity Ownership Interest Retained by CIGNA*	Proceeds from Sale (in millions)	Gain on Sale, after- tax (in millions)

Jan. 2001	21%	40%	$83	$8
Nov. 2001	40%	--	$267	$27

* Prior to the January 2001 sale, CIGNA owned 61% of the Japanese life insurance operation.

As a result of the January 2001 sale, CIGNA stopped consolidating the assets, liabilities, revenues and expenses of this operation and, until the November 2001 sale, accounted for its remaining interest under the equity method of accounting.

D. Sale of Portions of U.S. Life Reinsurance Business

As of June 1, 2000, CIGNA sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement.

During 2002 and 2001, the acquirer entered into agreements with the reinsured parties, relieving CIGNA of any remaining obligations to those parties. As a result, CIGNA accelerated the recognition of $3 million after-tax of the deferred gain in 2002 and $69 million after-tax in 2001. In addition to the accelerated gain recognition, CIGNA recognized less than $1 million after-tax of the deferred gain in the Run-off Reinsurance Operations segment in 2002, compared with $9 million after-tax in 2001. The remaining deferred gain as of December 31, 2002, was approximately $1 million after-tax.

CIGNA has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off and has stopped underwriting new reinsurance business. See also Notes 3 and 17 for further discussions related to the Run-off Reinsurance Operations segment.

E. Sale of Individual Life Insurance and Annuity Business

In 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). CIGNA recognized $48 million after-tax of the deferred gain in 2002, $52 million after-tax in 2001 and $57 million after-tax in 2000. The remaining deferred gain as of December 31, 2002, was $283 million after-tax.

Note 5 — Restructuring Programs

A. Fourth Quarter 2002 Program

In the fourth quarter of 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. As a result, CIGNA recognized in operating expenses an after-tax charge of $97 million ($151 million pre-tax) in the Employee Health Care, Life and Disability Benefits segment. The after-tax charge consisted of $74 million of severance costs ($116 million pre-tax), $22 million in real estate costs ($34 million pre-tax) related to vacating certain leased facilities and $3 million ($4 million pre-tax) of asset impairment charges. These amounts were partially offset by a reduction in costs of $2 million after-tax ($3 million pre-tax) for other postretirement benefits for employees terminated in 2002. This benefit cost reduction will continue in 2003 as additional employees are terminated, aggregating approximately $11 million after-tax ($17 million pre-tax).

The severance charge reflected the expected reduction of approximately 3,900 employees. As part of the plan, CIGNA expects to hire approximately 650 employees to support newly consolidated operations, thereby resulting in a net reduction of approximately 3,250 employees under this program. As of December 31, 2002, approximately 700 employees had been terminated under the program. As of December 31, 2002, CIGNA had paid $4 million related to severance under this program.

CIGNA expects this restructuring program to be substantially completed by year-end 2003. The table below shows CIGNA’s restructuring activity (pre-tax) related to severance and real estate for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2002
charge	3,890	$116	$38	$154
Fourth quarter 2002
activity:
Employees	(713)	(4)		(4)
Lease costs			--	--
Asset write-downs			(4)	(4)

Balance as of
December 31, 2002	3,177	$112	$34	$146

B. Fourth Quarter 2001 Program

In the fourth quarter of 2001, CIGNA adopted a restructuring program primarily to consolidate existing health service centers into regional service centers. As a result, CIGNA recognized in operating expenses an after-tax charge of $62 million ($96 million pre-tax) in the Employee Health Care, Life and Disability Benefits segment. The after-tax charge consisted of $31 million of severance costs ($48 million pre-tax) and $31 million in real estate costs ($48 million pre-tax) related to vacating certain leased facilities.

The severance charge reflected the expected reduction of approximately 3,100 employees. As a result of the consolidation of health service centers, CIGNA hired approximately 1,100 employees, thereby resulting in a net reduction of approximately 2,000 employees under this program. As of December 31, 2002, approximately 2,800 employees had been terminated under the program (2,366 employees were terminated in 2002). The real estate charges consisted of $37 million pre-tax related to vacating leased facilities, which are cash obligations pertaining to non-cancelable lease obligations and lease termination penalties. The charge also included $11 million pre-tax of non-cash asset write-downs. As of December 31, 2002, CIGNA had paid $44 million related to severance and vacating leased facilities under this program ($38 million was paid in 2002).

This restructuring program was substantially completed in the fourth quarter of 2002. The table below shows CIGNA’s restructuring activity (pre-tax) for this program:

	Severance
(Dollars in millions)	No. of Employees	Cost	Real Estate	Total Charge

Fourth quarter 2001
charge	3,100	$48	$48	$96
Fourth quarter 2001
activity:
Employees	(436)	(5)		(5)
Lease costs			(1)	(1)
Asset write-downs			(11)	(11)

Balance as of
December 31, 2001	2,664	43	36	79

2002 activity:
Employees	(2,366)	(36)		(36)
Lease costs			(2)	(2)
Adjustment of
remaining balance	(143)	7	(11)	(4)

Balance as of
December 31, 2002	155	$14	$23	$37

During 2002, CIGNA made certain adjustments associated with this restructuring program, resulting in a net adjustment of $4 million pre-tax ($2 million after-tax).

Note 6 — Events of September 11, 2001

As a result of claims arising from the events of September 11, 2001, CIGNA recorded after-tax charges of $25 million in 2001. These charges, which are net of reinsurance, primarily related to life, accident and disability claims and, to a lesser extent, higher utilization of managed behavioral health services. These charges were reported by segment as follows: Employee Health Care, Life and Disability Benefits, $20 million; Employee Retirement Benefits and Investment Services, $3 million; and Run-off Reinsurance Operations, $2 million. During the fourth quarter of 2002, CIGNA revised its estimate of liabilities associated with the events of September 11, 2001, and recognized an after-tax credit of $2 million in the Run-off Reinsurance Operations segment.

Note 7 — Investments

CIGNA’s investments, as recorded on the balance sheet, include policyholder share. Policyholder share includes the investment assets related to experience-rated pension policyholder contracts. See Note 9(B) for discussion on the investment gains and losses associated with policyholder share.

A. Fixed Maturities

The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, were as follows at December 31, 2002:

(In millions)	Amortized Cost	Fair Value

Due in one year or less	$1,169	$1,211
Due after one year through five years	6,505	6,889
Due after five years through ten years	7,473	8,029
Due after ten years	4,712	5,362
Mortgage- and other asset-backed
securities	6,089	6,312

Total	$25,948	$27,803

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities, including policyholder share, by type of issuer was as follows:

	December 31, 2002

(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Value

Federal government
and agency	$956	$241	$--	$1,197
State and local
government	1,612	151	(2)	1,761
Foreign government	751	79	(5)	825
Corporate	16,628	1,376	(208)	17,796
Federal agency
mortgage-backed	1,638	31	--	1,669
Other
mortgage-backed	2,158	112	(5)	2,265
Other asset-backed	2,205	132	(47)	2,290

Total	$25,948	$2,122	$(267)	$27,803

	December 31, 2001

Federal government
and agency	$329	$170	$--	$499
State and local
government	1,544	62	(10)	1,596
Foreign government	588	35	(13)	610
Corporate	14,733	711	(233)	15,211
Federal agency
mortgage-backed	616	15	(4)	627
Other
mortgage-backed	2,341	57	(54)	2,344
Other asset-backed	2,521	78	(85)	2,514

Total	$22,672	$1,128	$(399)	$23,401

As of December 31, 2002, CIGNA had commitments to purchase $80 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. CIGNA expects to disburse all of the committed amounts in 2003.

B. Mortgage Loans, Real Estate and Other Long-Term Investments

CIGNA’s mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower. Mortgage loans, which are secured by the related property, are generally made at less than 70% of the property’s value.

At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

(In millions)	2002	2001

Mortgage loans	$8,729	$9,920

Real estate:
Held for sale	18	248
Held and used	235	184

Total real estate	253	432

Total	$8,982	$10,352

At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

(In millions)	2002	2001

Property type
Retail facilities	$2,357	$3,231
Office buildings	3,845	4,254
Apartment buildings	1,177	1,313
Industrial	789	756
Hotels	597	549
Other	217	249

Total	$8,982	$10,352

Geographic region
Central	$2,315	$2,850
Pacific	1,997	2,070
South Atlantic	1,897	1,967
Middle Atlantic	1,383	1,660
Mountain	887	909
Other	503	896

Total	$8,982	$10,352

Mortgage loans. At December 31, 2002, scheduled mortgage loan maturities were as follows (in billions, unless otherwise indicated): $800 million in 2003, $1.5 in 2004, $1.1 in 2005, $1.2 in 2006, $1.2 in 2007 and $2.9 thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2002, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $154 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. CIGNA expects to disburse all of the committed amounts in 2003.

At December 31, impaired mortgage loans and valuation reserves were as follows:

(In millions)	2002	2001

Impaired loans with no valuation reserves	$204	$105
Impaired loans with valuation reserves	46	99

Total impaired loans	250	204
Less valuation reserves	11	15

Net impaired loans	$239	$189

During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

(In millions)	2002	2001

Reserve balance -- January 1	$15	$37
Transfers to foreclosed real estate	--	(22)
Charge-offs upon sales	(27)	(5)
Net change in reserves	23	5

Reserve balance -- December 31	$11	$15

Impaired mortgage loans, before valuation reserves, averaged approximately $257 million in 2002 and $202 million in 2001. Interest income recorded (cash received) on impaired loans was approximately $19 million in 2002 and $16 million in 2001.

During 2002, CIGNA refinanced approximately $82 million of its mortgage loans at then-current market rates for borrowers unable to obtain alternative financing. There were no such refinancings in 2001.

Real estate and other long-term investments.  During 2002, non-cash investing activities did not include any real estate acquired through foreclosure of mortgage loans, compared to $110 million for 2001 and $86 million for 2000. The total of valuation reserves and cumulative write-downs related to real estate, including policyholder share, was $97 million at the end of 2002 compared to $125 million at the end of 2001. Net investment income from real estate held for sale (excluding policyholder share) was $4 million for 2002, $10 million for 2001 and $7 million for 2000. Write-downs upon foreclosure and changes in valuation reserves (excluding policyholder share) were $9 million after-tax for 2002, $6 million after-tax for 2001 and not material in 2000.

As of December 31, 2002, CIGNA had commitments to contribute additional equity (recorded in other long-term investments) of $53 million to existing real estate joint ventures that are diversified by property type and geographic region, and $70 million to existing security partnerships that hold securities which are diversified by issuer and maturity date. CIGNA expects to disburse approximately 95% of the committed amounts in 2003.

C. Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents included corporate securities of $439 million, federal government securities of $328 million and money market funds of $216 million at December 31, 2002. CIGNA’s short-term investments and cash equivalents at December 31, 2001, included money market funds of $244 million, other asset-backed securities of $209 million and corporate securities of $940 million.

D. Net Unrealized Appreciation (Depreciation) on Investments

Unrealized appreciation (depreciation) on investments carried at fair value at December 31 was as follows:

(In millions)	2002	2001

Unrealized appreciation:
Fixed maturities	$2,122	$1,128
Equity securities	87	161

	2,209	1,289

Unrealized depreciation:
Fixed maturities	(267)	(399)
Equity securities	(31)	(67)

	(298)	(466)

	1,911	823
Less policyholder-related amounts	1,083	452

Shareholder net unrealized
appreciation	828	371
Less deferred income taxes	290	132

Net unrealized appreciation	$538	$239

E. Non-Income Producing Investments

As of December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding twelve months were as follows:

(In millions)	2002	2001

Fixed maturities	$47	$44
Mortgage loans	--	1
Real estate	39	122
Other long-term investments	105	91

Total	$191	$258

F. Concentration of Risk

As of December 31, 2002 and 2001, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders’ equity.

G. Derivative Financial Instruments

CIGNA’s investment strategy is to manage the characteristics of investment assets (such as duration, yield, currency and liquidity) to meet the varying demands of the related insurance and contractholder liabilities (such as paying claims, investment returns and withdrawals). As part of this investment strategy, CIGNA typically uses derivatives to minimize interest rate, foreign currency and equity price risks. CIGNA routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize credit risk. In addition, CIGNA has written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits.

As of January 1, 2001, CIGNA implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At implementation, SFAS No. 133 had an immaterial effect on CIGNA’s consolidated financial statements. SFAS No. 133 allows companies to use hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

Beginning on January 1, 2001, CIGNA accounts for derivative instruments as follows:

•	Derivatives are reported on the balance sheet at fair value with changes in fair values reported in net income or accumulated other comprehensive income.
•

Changes in the fair value of derivatives that hedge market risk related to future cash flows –and that qualify for hedge accounting –are reported in a separate caption in accumulated other comprehensive income. These hedges are referred to as cash flow hedges.

•

A change in the fair value of a derivative instrument may not always equal the change in the fair value of the hedged item; this difference is referred to as hedge ineffectiveness. Where hedge accounting is used, CIGNA reflects hedge ineffectiveness in net income (generally as part of realized investment gains and losses).

•

Features of certain investments and obligations are accounted for as derivatives, such as certain fixed maturities’ investment returns that are based on the performance of commercial loan pools. As permitted under SFAS No. 133, derivative accounting has not been applied to such features of investments or obligations existing before January 1, 1999.

In 2002, CIGNA implemented a program to substantially reduce the equity market exposures for certain specialty life reinsurance contracts by selling exchange-traded futures contracts. CIGNA recorded a pre-tax gain of $87 million in other revenues reflecting the net change in the fair values of these futures contracts. See Note 3 for further discussion.

In 2002, CIGNA recorded a pre-tax loss of $16 million in other operating expenses reflecting the net changes in fair value (due to stock market declines and changes in assumptions used) for certain other specialty life reinsurance contracts that guarantee minimum income benefits. See Note 21 for further discussion.

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

The other effects of derivatives were not material to CIGNA’s consolidated results of operations, liquidity or financial condition for 2002, 2001 or 2000.

The table below presents information about the nature and accounting treatment of CIGNA’s primary derivative financial instruments. Derivatives in CIGNA’s separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

Instrument	Risk	Purpose	Cash Flows	Accounting Policy (Beginning January 1, 2001*)

Futures	Primarily equity risks

CIGNA sells futures contracts to reduce the equity market exposures for certain specialty life reinsurance contracts that guarantee death benefits resulting from changes in variable annuity account values based on underlying mutual funds.

			CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts.	Fair value changes are reported in other revenues.

	Interest rate risk	CIGNA hedges fair value changes of fixed maturity and mortgage loan investments to be purchased.	CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts.	Using cash flow hedge accounting, fair value changes are reported in other comprehensive income and amortized into net investment income over the life of the investments purchased.

Swaps	Interest rate and foreign currency risk	CIGNA hedges the interest or foreign currency cash flows of fixed maturities to match associated liabilities. Currency swaps are primarily euros and extend for periods of up to 19 years.	CIGNA periodically exchanges cash flows between variable and fixed interest rates or between two currencies for both principal and interest.

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

CIGNA has written certain specialty life reinsurance contracts to guarantee minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual funds. CIGNA purchased reinsurance contracts to hedge the market risks assumed. These contracts are accounted for as written and purchased options.

			CIGNA periodically receives (pays) fees and will pay (receive) cash resulting from the unfavorable changes in account values when account holders elect to receive minimum income payments.	Fair values are reported in other liabilities and other assets. Changes in fair value are reported in other revenues or other operating expenses.

CIGNA has written certain universal life insurance contracts that credit income to policyholders based on the change in an equity index. CIGNA purchased options to hedge the effect of income credited under these contracts.

Under written options, CIGNA may be required to make payments to policyholders at the end of the contract, depending on the change in an equity index. Under purchased options, CIGNA pays an up-front fee to third parties, and may receive cash at the end of the contract based on the change in this equity index.

Fair values of written options are reported in contractholder deposit fund liabilities, with changes reported in benefit expense. Fair values of purchased options are reported in other assets or liabilities, with changes reported in other revenues or other operating expenses.

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

Note 8 — Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) (which exclude policyholder share) were as follows:

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax

2002

Net unrealized
appreciation, securities:
Unrealized appreciation on
securities held	$202	$(69)	$133
Losses realized on securities	256	(90)	166

Net unrealized appreciation,
securities	$458	$(159)	$299

Net unrealized depreciation,
derivatives	$(6)	$2	$(4)

Net translation of foreign
currencies	$(8)	$2	$(6)

Minimum pension liability
adjustment	$(981)	$343	$(638)

2001

Net unrealized
depreciation, securities:
Unrealized depreciation on
securities held	$(145)	$46	$(99)
Losses realized on securities	167	(58)	109
Gains realized on sale of
business	(92)	32	(60)
Reclassification to establish
separate caption for
derivatives	(6)	2	(4)

Net unrealized depreciation,
securities	$(76)	$22	$(54)

Net unrealized
appreciation derivatives:
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

2000

Net unrealized
appreciation, securities:
Unrealized appreciation on
securities held	$216	$(76)	$140
Losses realized on securities	7	(2)	5

Net unrealized appreciation,
securities	$223	$(78)	$145

Net translation of foreign
currencies	$(21)	$7	$(14)

Minimum pension liability
adjustment	$(117)	$41	$(76)

Note 9 — Investment Income and Gains and Losses

A. Net Investment Income

The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Fixed maturities	$1,774	$1,722	$1,757
Equity securities	10	10	10
Mortgage loans	707	772	774
Policy loans	177	208	204
Real estate	63	94	113
Other long-term investments	34	56	60
Short-term investments and
cash	38	73	139

	2,803	2,935	3,057
Less investment expenses	87	93	117

Net investment income	$2,716	$2,842	$2,940

Net investment income attributable to policyholder contracts (which is included in CIGNA’s revenues and is primarily offset by amounts included in benefits, losses and settlement expenses) was approximately $1.3 billion for 2002, $1.5 billion for 2001 and $1.4 billion for 2000. Net investment income for separate accounts (which is not reflected in CIGNA’s revenues) was $790 million for 2002, $1.0 billion for 2001 and $2.0 billion for 2000.

Fixed maturities and mortgage loans on which CIGNA recognizes interest income only when cash is received (referred to as non-accrual investments), including policyholder share, were as follows at December 31:

(In millions)	2002	2001

Restructured	$164	$268
Delinquent	126	76

Total non-accrual investments	$290	$344

Net investment income was $25 million lower in 2002, $20 million in 2001 and $9 million in 2000 than it would have been if interest on non-accrual investments had been recognized in accordance with the original terms of these investments.

B. Realized Investment Gains and Losses

Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Fixed maturities	$(193)	$(204)	$(59)
Equity securities	(63)	37	52
Mortgage loans	(10)	(2)	(12)
Real estate	24	(12)	22
Other	4	6	4

	(238)	(175)	7
Less income taxes (benefits)	(83)	(63)	3

Net realized investment
gains (losses)	$(155)	$(112)	$4

Realized investment gains and losses included impairments in the value of investments, net of recoveries, of $230 million in 2002, $214 million in 2001 and $70 million in 2000.

Based on contractual provisions, gains and losses on assets related to separate account contracts generally accrue to the contractholders. Under the experience-rating process, gains and losses on assets related to policyholder contracts generally accrue to the contractholders. Realized investment gains and losses that are therefore not reflected in CIGNA’s revenues for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Separate accounts	$(1,925)	$(819)	$1,787
Policyholder contracts	$(432)	$(116)	$(83)

Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Proceeds from sales	$4,471	$2,696	$3,119
Gross gains on sales	$136	$189	$121
Gross losses on sales	$(326)	$(178)	$(109)

Note 10 — Debt

Short-term and long-term debt consisted of the following at December 31:

(In millions)	2002	2001

Short-term
Current maturities of long-term debt	$127	$36
Short-term notes	3	13

Total short-term debt	$130	$49

Long-term
Uncollateralized debt:
7.4% Notes due 2003	$--	$100
6 3/8% Notes due 2006	100	100
7.4% Notes due 2007	300	300
8 1/4% Notes due 2007	100	100
7% Notes due 2011	250	250
6.375% Notes due 2011	250	250
7.65% Notes due 2023	100	100
8.3% Notes due 2023	17	17
7 7/8% Debentures due 2027	300	300
8.3% Step Down Notes due 2033	83	83
Medium-term Notes	--	26

Total long-term debt	$1,500	$1,626

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2002 and 2001.

CIGNA’s medium-term notes have original maturity dates ranging from approximately seven to ten years, and interest rates ranging from 6.6% to 8.0%. The weighted average interest rate on CIGNA’s outstanding medium-term notes was 7.5% at December 31, 2002, and 7.3% at December 31, 2001.

As of December 31, 2002, CIGNA had available $215 million in committed lines of credit provided by U.S. banks. These lines of credit typically have terms ranging from one to three years and are paid for with a combination of fees and bank balances. Interest that CIGNA incurs for using these lines of credit is negotiated for each individual transaction. Approximately $70 million of CIGNA’s available lines of credit will expire within the next twelve months.

CIGNA issued the following debt securities in 2001:

•	$250 million of 7% notes due in 2011, issued in January; and
•	$250 million of 6.375% notes due in 2011, issued in October.

As of December 31, 2002, CIGNA had $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.

In March 2002, CIGNA entered into a syndicated bank letter of credit agreement of $650 million in support of an internal reinsurance arrangement associated with obligations of a subsidiary. This reinsurance arrangement was terminated as of July 1, 2002, and no letters of credit are currently issued under this agreement.

Maturities of long-term debt are as follows (in millions): $127 in 2003, none in 2004 and 2005, $100 in 2006, $400 in 2007, and the remainder in years after 2007.

Interest expense was $121 million in 2002, $118 million in 2001 and $104 million in 2000.

Note 11 — Common and Preferred Stock

As of December 31, CIGNA had issued the following shares:

(Shares in thousands)	2002	2001	2000

Common: Par value $0.25
600,000 shares authorized
Outstanding--January 1	141,553	152,005	169,697
Issued for stock option and
other benefit plans	1,309	1,576	1,557
Repurchase of common stock	(3,492)	(12,028)	(19,249)

Outstanding--December 31	139,370	141,553	152,005
Treasury shares	133,317	129,461	116,903

Issued--December 31	272,687	271,014	268,908

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

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2002, 2001 or 2000.

Note 12 — Shareholders’ Equity and Dividend Restrictions

State insurance departments that regulate certain of CIGNA’s subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus. CIGNA’s life insurance and HMO company subsidiaries are regulated by such statutory requirements. The statutory net income for the year ended, and surplus as of, December 31 of CIGNA’s life insurance and HMO subsidiaries were as follows:

(In millions)	2002	2001	2000

Net income (loss)	$(526)	$452	$868
Surplus	$3,178	$3,144	$3,601

CIGNA’s life insurance and HMO subsidiaries are also subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to their shareholders without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA’s life insurance and HMO subsidiaries may make during 2003 without prior approval is approximately $455 million. The amount of net assets of CIGNA that could not be distributed without prior approval as of December 31, 2002, was approximately $3.2 billion.

Note 13 — Income Taxes

Management believes that CIGNA’s taxable income in future years will be sufficient to realize CIGNA’s net deferred tax assets of $1.3 billion as of December 31, 2002, and $1.0 billion as of December 31, 2001. This determination is based on CIGNA’s earnings history and future expectations.

CIGNA’s deferred tax asset is net of valuation allowances of $149 million as of December 31, 2002, and $91 million as of December 31, 2001. The $58 million increase during 2002 primarily related to operating losses associated with the run-off reinsurance operations. The valuation allowance reflects management’s assessment as to whether certain deferred tax assets will be realizable.

Tax operating loss and capital loss carryforwards in the amount of $209 million and $151 million were available as of December 31, 2002. Operating loss carryforwards in the amount of $33 million were available as of December 31, 2001. Subject to statutory limitations, the operating losses are available to offset taxable income through the year 2022 and the capital losses are available to offset capital gains through the year 2007.

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

Deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2002	2001

Deferred tax assets
Employee and retiree benefit plans	$908	$539
Investments, net	343	368
Other insurance and contractholder
liabilities	227	245
Deferred gain on sales of businesses	155	180
Policy acquisition expenses	120	138
Loss carryforwards	126	11
Bad debt expense	28	23
Other	28	--

Deferred tax assets before valuation
allowance	1,935	1,504
Valuation allowance for deferred tax
assets	(149)	(91)

Deferred tax assets, net of
valuation allowance	1,786	1,413

Deferred tax liabilities
Depreciation and amortization	239	248
Unrealized appreciation on
investments	290	132

Total deferred tax liabilities	529	380

Net deferred income tax assets	$1,257	$1,033

As of December 31, 2002, current income taxes receivable was $219 million and was included in premiums, accounts and notes receivable in the consolidated balance sheet. Current income taxes payable was $215 million as of December 31, 2001 and was included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheet.

The components of income taxes for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Current taxes (benefits)
U.S. income	$(167)	$274	$543
Foreign income	11	6	8
State income	25	13	24

	(131)	293	575

Deferred taxes (benefits)
U.S. income	(38)	206	(63)
Foreign income	5	1	(1)
State income	(8)	(2)	(5)

	(41)	205	(69)

Total income taxes (benefits)	$(172)	$498	$506

Total income taxes (benefits) for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	2002	2001	2000

Tax expense (benefit) at
nominal rate	$(199)	$514	$520
Tax-exempt interest income	(25)	(25)	(24)
Dividends received deduction	(17)	(16)	(17)
Amortization of goodwill	--	15	15
State income tax (net of
federal income tax benefit)	12	7	12
Change in valuation allowance	58	--	(1)
Other	(1)	3	1

Total income taxes (benefits)	$(172)	$498	$506

Note 14 — Pension and Other Postretirement Benefit Plans

A. Pension and Other Postretirement Benefit Plans

CIGNA and certain of its subsidiaries provide pension, health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans.

The following table summarizes the obligations and assets related to these plans as of, and for the year ended, December 31:

	Pension Benefits		Other Postretirement Benefits

(In millions)	2002	2001	2002	2001

Change in benefit
obligation
Benefit obligation,
January 1	$2,932	$2,756	$506	$524
Service cost	101	91	4	3
Interest cost	235	196	36	36
(Gain) loss from
past experience	437	113	53	(16)
Benefits paid from
plan assets	(184)	(169)	(2)	(7)
Benefits paid--other	(94)	(32)	(39)	(34)
Divestiture	--	(23)	--	--

Benefit obligation,
December 31	3,427	2,932	558	506

Change in plan
assets
Fair value of plan
assets, January 1	2,500	2,890	37	41
Actual return on
plan assets	(284)	(208)	2	3
Benefits paid	(184)	(169)	(2)	(7)
Divestiture	--	(13)	--	--

Fair value of plan
assets, December 31	2,032	2,500	37	37

Net benefit
obligation	1,395	432	521	469
Unrecognized net
gains (losses)
from past
experience	(1,260)	(295)	47	102
Unrecognized prior
service cost	8	9	152	171

Net amount
recognized in the
balance sheet	$143	$146	$720	$742

Accrued benefit
liability	$1,241	$263	$720	$742
Accumulated other
comprehensive
income (after-tax
$714, $76)	(1,098)	(117)	--	--

Net amount
recognized in the
balance sheet	$143	$146	$720	$742

Pensions. CIGNA increased its minimum pension liability in the fourth quarter of 2002, based on the effect of equity market declines on the value of pension plan assets and reduced long-term interest rates, resulting in an after-tax charge to equity of $638 million.

As of December 31, 2002, all of CIGNA’s pension plans had accumulated benefits exceeding plan assets as a result of the effect of equity market declines on the value of pension plan assets and reduced long-term interest rates. The accumulated benefit obligation for these plans as of that date was $3.3 billion, the fair value of plan assets was $2.0 billion and the projected benefit obligation was $3.4 billion.

As of December 31, 2001, only certain of CIGNA’s pension plans had accumulated benefits which exceeded plan assets. The accumulated benefit obligation for these plans as of that date was $246 million, the fair value of plan assets was $5 million and the projected benefit obligation was $374 million.

CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. Plan assets also include 292,500 shares of CIGNA common stock with a fair value of $12 million at December 31, 2002, and $27 million at December 31, 2001.

Components of net pension cost, for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Service cost	$101	$91	$80
Interest cost	235	196	196
Expected return on plan
assets	(258)	(232)	(224)
Amortization of:
Net loss from past
experience	14	14	4
Prior service cost	(1)	1	1
SFAS 87 transition asset	--	(1)	(9)

Net pension cost	$91	$69	$48

Other postretirement benefits. Unfunded retiree health benefit plans had accumulated benefit obligations of $416 million at December 31, 2002, and $368 million at December 31, 2001. At the end of 2002, retiree life insurance plans with accumulated benefit obligations of $142 million were partially funded with plan assets of $37 million, compared with accumulated benefit obligations of $138 million, partially funded with plan assets of $37 million, at the end of 2001. These plan assets were invested in the general account of CGLIC.

Components of net other postretirement benefit cost, for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Service cost	$4	$3	$3
Interest cost	36	36	39
Expected return on plan
assets	(2)	(2)	(3)
Amortization of:
Net gain from past
experience	(3)	(4)	(4)
Prior service cost	(16)	(16)	(16)

Net other postretirement
benefit cost	$19	$17	$19

In 2002, a gain of $2 million after-tax ($3 million pre-tax) was reported as part of the fourth quarter 2002 restructuring program to realign the health care business. See also Note 5 for further discussion.

The estimated rate of future increases in the per capita cost of health care benefits was 12%, decreasing to 5% over seven years. This estimate reflects CIGNA’s current claim experience and management’s estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2002 reported amounts as follows:

(In millions)	Increase	Decrease

Effect on total service and
interest cost	$1	$(1)
Effect on postretirement
benefit obligation	$24	$(22)

Assumptions for pension and other postretirement plans. Management determined the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions at December 31:

(In millions)	2002	2001	2000

Discount rate	6.75%	7.25%	7.5%
Expected return on plan
assets:
Projected pension benefit
obligation	7.5%	9%	9%
Accumulated other
postretirement benefit
obligation	7%	7%	7%
Expected rate of
compensation increase:
Projected pension benefit
obligation	3.6%	5.3%	5.2%
Accumulated other
postretirement benefit
obligation	3%	4.5%	4.5%

B. 401(k) Plans

CIGNA sponsors several 401(k) plans in which CIGNA matches a portion of employees’ pre-tax contributions. Participants may invest in a fund that invests in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA’s annual performance meets certain targets. A substantial amount of CIGNA’s matching contributions are invested in CIGNA common stock. CIGNA’s expense for these plans was $47 million for 2002, $50 million for 2001 and $47 million for 2000.

Note 15 — Employee Incentive Plans

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

CIGNA had the following number of shares of common stock available for award at December 31: 13.4 million in 2002, 16.3 million in 2001 and 17.1 million in 2000.

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

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	2002		2001		2000

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding--January 1	13,089	$84.98	11,856	$75.34	10,763	$68.37
Granted	4,121	$94.30	3,474	$107.81	4,890	$82.84
Exercised	(1,702)	$70.19	(1,681)	$64.65	(3,257)	$63.03
Expired or canceled	(1,154)	$93.67	(560)	$83.45	(540)	$78.62

Outstanding--December 31	14,354	$88.71	13,089	$84.98	11,856	$75.34

Options exercisable at year-end	7,954	$85.31	6,041	$79.26	4,037	$70.42

The following table summarizes information for outstanding common stock options at December 31, 2002:

	Range of Exercise Prices

(Options in thousands)	$ 20.81 to $ 49.99	$ 50.00 to $ 89.99	$ 90.00 to $130.63

Options outstanding	397	5,740	8,217
Weighted average remaining
contractual life (years)	1.8	5.8	7.1
Weighted average exercise
price	$44.54	$73.39	$101.54
Options exercisable	397	3,943	3,614
Weighted average exercise
price	$44.54	$72.48	$103.78

The weighted average fair value of options granted under employee incentive plans was $22.13 for 2002, $22.34 for 2001 and $19.35 for 2000, using the Black-Scholes option-pricing model and the following assumptions:

	2002	2001	2000

Dividend yield	1.5%	1.2%	1.5%
Expected volatility	29.4%	24.2%	26.2%
Risk-free interest rate	3.6%	5.0%	6.3%
Expected option life	3.5 years	3.0 years	3.0 years

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to five years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date. Grants of restricted shares of CIGNA common stock were as follows:

(Shares in thousands)	2002	2001	2000

Shares granted	358	358	405
Weighted average fair value
per share	$99.26	$108.44	$76.29

At the end of 2002, approximately 2,200 employees held 1.0 million restricted shares.

Note 16 — Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share (EPS) for income (loss) from continuing operations are computed as follows for the year ended December 31:

(In millions, except per share amounts)	Basic	Effect of Dilution	Diluted

2002

Loss from continuing
operations	$(397)	$--	$(397)

Shares (in thousands):
Weighted average	140,517	--	140,517
Options and restricted stock
grants*		--	--

Total shares	140,517	--	140,517

Loss per share	$(2.83)	$--	$(2.83)

2001

Income from continuing
operations	$971	$--	$971

Shares (in thousands):
Weighted average	147,892	--	147,892
Options and restricted stock
grants		2,144	2,144

Total shares	147,892	2,144	150,036

EPS	$6.57	$(0.10)	$6.47

EPS from continuing
operations adjusted to
exclude goodwill
amortization in 2001 (Note 2)	$6.89	$(0.10)	$6.79

2000

Income from continuing
operations	$981	$--	$981

Shares (in thousands):
Weighted average	159,810	--	159,810
Options and restricted stock
grants		2,575	2,575

Total shares	159,810	2,575	162,385

EPS	$6.14	$(0.10)	$6.04

EPS from continuing
operations adjusted to
exclude goodwill
amortization in 2000 (Note 2)	$6.44	$(0.10)	$6.34

* Because of the loss from continuing operations for the year ended December 31, 2002, the number of shares used to compute loss per share does not reflect the dilution of approximately 1.4 million shares caused by stock options and restricted stock grants.

Note 17 — Reinsurance

In the normal course of business, CIGNA’s insurance subsidiaries enter into agreements with other insurance companies to assume and cede reinsurance. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. Reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors their concentrations of credit risk.

Individual life and annuity reinsurance. CIGNA had a reinsurance recoverable of $5.6 billion at December 31, 2002 and 2001, from Lincoln National Corporation that arose from the 1998 sale of CIGNA’s individual life insurance and annuity business to Lincoln through an indemnity reinsurance arrangement. See Note 4 for information about this sale.

Unicover and other run-off reinsurance. The Run-off Reinsurance Operations participate in a workers’ compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. Certain disputes over reinsurance coverage for the pool were resolved by an arbitration ruling issued in October 2002, which was further clarified in January 2003.

The Run-off Reinsurance Operations include other workers’ compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA obtained reinsurance coverage in the London market for a significant portion of the claims under these contracts. Some of these London market retrocessionaires have disputed the validity of their contracts with CIGNA and arbitration over some of these disputes has commenced.

Based on the outcome of the Unicover arbitration in October 2002, as well as a review of other exposures for the run-off reinsurance operations, including an assessment of London market retrocessional disputes and workers’ compensation and personal accident exposures, CIGNA recorded an after-tax charge of $317 million ($408 million pre-tax) in the third quarter of 2002.

The London market retrocessional disputes are not expected to be resolved for some time. In addition, unfavorable claims experience related to workers’ compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

CIGNA’s reserves for amounts recoverable from retrocessionaires, as well as for reserves for liabilities associated with underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2002, based on current information. However, it is possible that future developments regarding these matters could result in a material adverse effect on CIGNA’s consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA’s financial condition.

Other reinsurance. CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, whether because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

Effects of reinsurance. In CIGNA’s consolidated income statements, premiums and fees were net of ceded premiums, and benefits, losses and settlement expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	2002	2001	2000

Premiums and fees
Short-duration contracts:
Direct	$13,995	$13,013	$12,839
Assumed	135	221	452
Ceded	(111)	(215)	(215)

	14,019	13,019	13,076

Long-duration contracts:
Direct	1,694	1,815	2,754
Assumed	461	523	721
Ceded:
Individual life insurance
and annuity business sold	(364)	(386)	(461)
Other	(73)	(111)	(228)

	1,718	1,841	2,786

Total	$15,737	$14,860	$15,862

Reinsurance recoveries
Individual life insurance and
annuity business sold	$326	$269	$308
Other	4	460	261

Total	$330	$729	$569

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fee amounts shown in the above table.

Note 18 —Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $159 million in 2002, $152 million in 2001 and $132 million in 2000.

As of December 31, 2002, future net minimum rental payments under non-cancelable operating leases were approximately $616 million, payable as follows (in millions): $141 in 2003, $133 in 2004, $113 in 2005, $75 in 2006, $52 in 2007 and $102 thereafter.

Note 19 — Segment Information

Operating segments generally reflect groups of related products, but the International Life, Health and Employee Benefits segment is based on geography. CIGNA measures the financial results of its segments using operating income (which is defined as net income excluding after-tax realized investment results and excluding the results of discontinued operations). CIGNA’s operations are not materially dependent on one or a few customers, brokers or agents.

CIGNA presents segment information as follows:

Employee Health Care, Life and Disability Benefits, which combines CIGNA’s health care and group insurance segments, offers a range of indemnity group health and managed care products and services through guaranteed cost, experience-rated, administrative services only and minimum premium funding arrangements. This segment also offers group life and disability coverages.

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

Run-off Reinsurance Operations consists of the sold reinsurance operations (prior to the date of sale) and the run-off reinsurance business, which includes accident, domestic health, international life and health, and specialty life reinsurance businesses. CIGNA has stopped underwriting new reinsurance business.

CIGNA also reports results in two other categories.

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;
•	corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);
•	settlement annuity business; and
•	certain investment management services initiatives.

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated corporate investments, intersegment eliminations and certain corporate overhead expenses.

CIGNA determines operating income (loss) for each segment consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

Segment reporting changes. As a result of losses on certain specialty life reinsurance contracts recognized in 2002 (see Note 3), CIGNA placed the run-off reinsurance operations (previously reported in Other Operations) into a separate reporting segment in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Prior periods have been reclassified to conform to this presentation.

Summarized segment financial information for the year ended and as of December 31 was as follows:

(In millions)	2002	2001	2000

Employee Health Care, Life
and Disability Benefits
Premiums and fees and other
revenues	$15,261	$14,145	$13,540
Net investment income	558	599	604

Segment revenues	$15,819	$14,744	$14,144
Income taxes	$286	$390	$412
Operating income	$579	$730	$756
Assets under management:
Invested assets	$8,352	$8,366	$8,350
Separate account assets	1,250	1,840	1,943

Total	$9,602	$10,206	$10,293

Employee Retirement Benefits
and Investment Services
Premiums and fees and other
revenues	$336	$322	$350
Net investment income	1,649	1,668	1,617

Segment revenues	$1,985	$1,990	$1,967
Income taxes	$96	$88	$103
Operating income	$231	$221	$257
Assets under management:
Invested assets	$24,698	$22,678	$21,246
Separate account assets	28,513	32,399	33,059

Total	$53,211	$55,077	$54,305

International Life, Health
and Employee Benefits
Premiums and fees and other
revenues	$814	$936	$2,046
Net investment income	51	49	148

Segment revenues	$865	$985	$2,194
Income taxes	$18	$52	$26
Equity in net income (loss)
of investees	$(4)	$79	$(4)
Operating income	$31	$95	$48
Assets under management:
Invested assets	$848	$682	$3,644
Separate account assets	172	147	134

Total	$1,020	$829	$3,778

Run-off Reinsurance
Operations
Premiums and fees and other
revenues	$229	$268	$377
Net investment income	44	52	63

Segment revenues	$273	$320	$440
Income taxes (benefits)	$(488)	$31	$(64)
Operating income (loss)	$(1,070)	$57	$(119)
Assets under management:
Invested assets	$1,356	$835	$638
Separate account assets	-	-	-

Total	$1,356	$835	$638

Other Operations
Premiums and fees and other
revenues	$293	$333	$325
Net investment income	409	450	459

Segment revenues	$702	$783	$784
Income taxes	$37	$33	$42
Operating income	$74	$76	$93
Assets under management:
Invested assets	$5,106	$5,603	$5,928
Separate account assets	1,320	1,877	1,880

Total	$6,426	$7,480	$7,808

Corporate
Other revenues and
eliminations	$(63)	$(64)	$(59)
Net investment income	5	24	49

Segment revenues	$(58)	$(40)	$(10)
Income tax benefits	$(38)	$(33)	$(16)
Operating loss	$(87)	$(96)	$(58)
Invested assets	$2	$97	$2

Realized Investment Gains
(Losses)
Realized investment gains
(losses)	$(238)	$(175)	$7
Income taxes (benefits)	(83)	(63)	3

Realized investment gains
(losses), net of taxes	$(155)	$(112)	$4

Total
Premiums and fees and other
revenues	$16,870	$15,940	$16,579
Net investment income	2,716	2,842	2,940
Realized investment gains
(losses)	(238)	(175)	7

Total revenues	$19,348	$18,607	$19,526
Income taxes (benefits)	$(172)	$498	$506
Operating income (loss) from
continuing operations	$(242)	$1,083	$977
Realized investment gains
(losses), net of taxes	(155)	(112)	4

Income (loss) from
continuing operations	$(397)	$971	$981

Assets under management
Invested assets	$40,362	$38,261	$39,808
Separate account assets	31,255	36,263	37,016

Total	$71,617	$74,524	$76,824

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

(In millions)	2002	2001	2000

Health Maintenance
Organizations	$6,992	$6,342	$6,270
Medical and Dental Indemnity	5,400	4,914	4,396
Group Life	1,595	1,717	1,828
Other	2,883	2,967	4,085

Total	$16,870	$15,940	$16,579

Note 20 — Foreign Operations

CIGNA provides international life, accident, health and employee benefits insurance coverages on a direct and reinsured basis, primarily through the International Life, Health and Employee Benefits segment in the Pacific region, Latin America and Europe.

Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

(In millions)	2002	2001	2000

Domestic	$16,266	$15,141	$14,564
Foreign	604	799	2,015

Total	$16,870	$15,940	$16,579

CIGNA’s aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 2002, 2001 and 2000 were not material.

Note 21 — Contingencies

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

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees, which include the following:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2002, employers were required to maintain assets that exceed 102% to 128% of benefit obligations. Benefit obligations under these arrangements were $3.3 billion as of December 31, 2002, and $2.4 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

•

For certain employer-sponsored savings and retirement plans, CIGNA guarantees that participants will receive the value of their accounts at the time of withdrawal. These guarantees could require payment by CIGNA in the event that a significant number of plan participants withdraw their accounts when the market value of the related separate account assets is less than the plan participant account values at the time of withdrawal. Participant account values under these arrangements are invested primarily in fixed income investments and were $1.7 billion as of December 31, 2002, and $1.8 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

•

CIGNA guarantees a minimum level of earnings (based on investment, mortality and retirement experience) for a certain group annuity contract. If the actual investment return is less than the minimum guaranteed level, CIGNA is required to fund the difference. The guaranteed benefit obligation was $313 million as of December 31, 2002, and $334 million as of December 31, 2001. CIGNA had additional liabilities for this guarantee of $15 million as of December 31, 2002, and $14 million as of December 31, 2001.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

The management fee that CIGNA charges to separate accounts includes a guarantee fee. These fees are recognized in income as earned.

As of December 31, 2002 and 2001, CIGNA guaranteed $106 million of construction loans related to investments in certain real estate joint ventures. These loans are secured by the joint ventures’ real estate properties with fair value in excess of the loan amounts. The loans mature at various dates from 2003 to 2007, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. CIGNA has recourse to other owners for 3% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

As of December 31, 2002 and 2001, CIGNA guaranteed $42 million of principal for industrial revenue bonds that are payable in 2007 and also guaranteed $8 million of aggregate interest payable periodically up to maturity. These bonds are secured by mortgages on properties and other assets held by real estate partnerships. An event of default under these bonds will not cause the principal or interest payments to be due immediately, but CIGNA would be required to make principal or interest payments under the original terms of the bonds. CIGNA has recourse to partners for 43% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

At December 31, 2002, CIGNA guaranteed a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. CIGNA had such guarantees for leased equipment of $21 million at December 31, 2001. Guarantees of $21 million expire in 2006 and $28 million expire in 2012.

B. Specialty Life Reinsurance Contracts

The Run-off Reinsurance Operations include certain specialty life reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. In 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to these contracts and the adoption of a program to substantially reduce equity market risks related to these contracts. See Note 3 for further information.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates. CIGNA has purchased reinsurance from third parties, which covers 80% of the exposures of these contracts. CIGNA estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to equity market returns, volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, annuity election rates and policy surrenders.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires disclosure of maximum potential undiscounted future payments for guarantees, even if the likelihood of such payment is remote. In accordance with this requirement, the maximum potential undiscounted payments that CIGNA would make for guarantees related to minimum income benefits under the following hypothetical assumptions, which CIGNA believes unlikely to occur:

•	no annuitants surrendered their accounts, and
•	all annuitants lived to elect their benefit, and
•	all annuitants elected to receive their benefit on the first available date (beginning in 2004 through 2014), and
•	all underlying mutual fund investment values remained at the December 31, 2002 value of $2.7 billion, with no future returns,

would aggregate $2.7 billion, gross of reinsurance. CIGNA has reinsurance for 80% of this amount. CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount.

As of December 31, 2002, CIGNA had liabilities of $95 million related to these contracts and amounts recoverable from reinsurers of $76 million. CIGNA has an additional liability of $44 million associated with the cost of reinsurance. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. See Note 7(G) for further information.

C. Regulatory and Industry Developments

CIGNA’s businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some current issues that may affect CIGNA’s businesses include:

•	initiatives to increase health care regulation;
•	efforts to expand tort liability of health plans;
•	class action lawsuits targeting health care companies, including CIGNA;
•	initiatives to restrict insurance pricing and the application of underwriting standards; and
•	efforts to revise federal tax laws, including proposals to change the federal tax treatment of dividends and of savings vehicles currently offered as employee benefits.

Health care regulation. Federal and state legislatures, administrative agencies and courts continue efforts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on CIGNA’s health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over “managed care reform” and “patients’ bill of rights” legislation, focusing on questions regarding liability, is expected to continue.

Privacy regulations under the Health Insurance Portability and Accountability Act (HIPAA) of 1996 cover all aspects of the health care delivery system, and address the use and disclosure of individually identifiable health care information. Compliance with the privacy regulations is required by April 2003. In addition to the privacy regulations, HIPAA establishes national electronic transaction standards, which apply to health insurers, providers and other covered entities. They are intended to improve the efficiency and effectiveness of the nation’s health care system by encouraging the widespread use of electronic data interchange. CIGNA must implement these standards by October 2003.

Regulations issued in February 2003 set standards for the security of electronic health information, and must be implemented by CIGNA by April 2005. CIGNA has implemented certain security measures and planned others in anticipation of these rules. Other proposed HIPAA regulations include standards for the assignment of a unique national identifier for each health plan and provider and requirements for a unique national identifier for employer groups. CIGNA has commenced significant systems enhancements, training and administrative efforts to satisfy these requirements. Incremental technology and business-related expenses associated with CIGNA’s compliance efforts were approximately $20 million after-tax in 2002.

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

The health care industry is under increasing scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Tax benefits for corporate life insurance. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. In 2001, the Internal Revenue Service (IRS) implemented an initiative for leveraged corporate life insurance plans purchased after June 20, 1986, that permits policyholders to settle tax disputes related to these plans. Management expects that some customers will accept the IRS settlement offer and surrender their policies in 2003. As a result, management expects revenues and operating income associated with these products to decline. In 2002, revenues of $221 million and operating income of $32 million were from products affected by this legislation.

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

Insurance-related assessments. Many states maintain funds to pay for the operating expenses of insurance regulatory agencies and pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through reduced premium taxes.

CIGNA’s insurance and HMO subsidiaries’ have recorded assets and liabilities for insolvency fund and other insurance-related assessments that are not material.

D. Litigation and Other Legal Matters

CIGNA and several health care industry competitors were named as defendants in federal and state purported class action lawsuits. A Florida federal court has certified a class of health care providers who allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. CIGNA and the other defendants have appealed that decision. The Florida federal court denied class certification to health plan subscribers, and the plaintiffs have not filed an appeal of that decision.

An Illinois state court certified a class action lawsuit against CIGNA by health care providers alleging breach of contract and seeking increased reimbursements. This state claim was removed to federal court in Illinois, where a settlement agreement between the parties was filed on November 26, 2002. If approved, the agreement will encompass most of the claims brought on behalf of health care providers asserted in other state and federal jurisdictions. On February 21, 2003, the Judicial Panel for Multidistrict Litigation ordered the Illinois case to be transferred to the Florida federal court, which will decide whether the settlement should be approved. In connection with this matter, CIGNA recognized a charge of $50 million after-tax ($77 million pre-tax) in the fourth quarter of 2002 for expected costs associated with health care provider class action litigation. As this matter has not been resolved, adjustments to this amount in future periods are possible.

In 2002, CIGNA recognized a charge for the result of an arbitration ruling related to reinsurance (retrocessional) coverage of a workers’ compensation reinsurance pool. This charge also included a review of CIGNA’s exposures for the run-off reinsurance operations, including an assessment of London market retrocessional disputes and exposures. The underlying London market retrocessional disputes are not expected to be resolved for some time. CIGNA’s reserve balance is based on a current assessment of these matters, the outcomes of which could result in adjustments to CIGNA’s reserve. See also page 67 for further discussion.

The U.S. Attorney’s Office for the Eastern District of Pennsylvania is investigating compliance with federal laws in connection with pharmaceutical companies’ marketing practices and their impact on prices paid by the government to pharmaceutical companies for products under federal health programs. As part of this investigation, CIGNA is responding to subpoenas concerning contractual relationships between pharmaceutical companies and CIGNA’s health care operations.

In the fourth quarter of 2002, several purported class action lawsuits as well as two shareholder derivative complaints nominally on behalf of CIGNA were filed in federal court in the Eastern District of Pennsylvania against CIGNA and certain of its senior officers and directors alleging securities law violations and breaches of fiduciary duty. Another purported class action lawsuit has been filed against CIGNA and certain officers, also in the Eastern District of Pennsylvania, by an individual who seeks to represent a class of participants in the CIGNA 401(k) Plan who allegedly suffered losses on investments in CIGNA stock from May 2, 2001 to the present, asserting violations of ERISA. In addition, in the fourth quarter of 2002, the Securities and Exchange Commission notified CIGNA that it has opened an informal inquiry into matters relating to CIGNA.

The Department of Justice and Office of Inspector General of the Department of Health and Human Services investigated a subsidiary of CIGNA, Lovelace Health Systems, Inc., (Lovelace) regarding Medicare cost reporting practices for the years 1990 through 1999. In 2002, CIGNA increased reserves for this matter by $9 million after-tax ($14 million pre-tax). This matter was resolved in December 2002, by a settlement agreement between the parties. CIGNA sold its Lovelace subsidiary on January 15, 2003.

In the fourth quarter of 2002, a Connecticut federal court certified a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs are participants in the Plan who earned certain Plan benefits prior to 1998. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, and that these conditions are not adequately disclosed to Plan participants.

CIGNA is routinely involved in numerous lawsuits and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA’s consolidated results of operations, liquidity or financial condition.

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

Management reviews recommendations of the internal auditors and independent accountants concerning the system of internal accounting controls, and responds to such recommendations with corrective actions, as appropriate. Management believes that, as of December 31, 2002, the system of internal accounting controls is adequate to provide the reasonable assurances discussed herein and that there are no material deficiencies in the design or operation of the system of internal accounting controls.

Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CIGNA CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Philadelphia, Pennsylvania
February 6, 2003

Quarterly Financial Data (unaudited)

        The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2002 and 2001.

        Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended

	March 31		June 30		Sept. 30		Dec. 31

Consolidated Results
2002
Total revenues	$4,690		$4,827		$5,083		$4,748
Income (loss) from continuing operations before income taxes (benefits)	331		326		(1,279)		53
Net income (loss)	218		214	(1)	(877	)(2)	47	(3)
Net income (loss) per share:
Basic	1.54		1.52		(6.27)		.34
Diluted	1.52		1.50		(6.27)		.33
2001
Total revenues	$4,611		$4,537		$4,648		$4,811
Income from continuing operations before income taxes	417		380		400		272
Net income	276	(4)	252	(5)	270	(6)	191	(7)
Net income per share:
Basic	1.82		1.69		1.83		1.33
Basic - excluding goodwill amortization	1.90		1.77		1.91		1.41
Diluted	1.78		1.66		1.81		1.32
Diluted - excluding goodwill amortization	1.86		1.74		1.89		1.40
Stock and Dividend Data
2002
Price range of common stock -- high	$101.52		$111.00		$98.40		$74.19
-- low	$87.76		$94.85		$69.20		$34.15
Dividends declared per common share	$.33		$.33		$.33		$.33
2001
Price range of common stock -- high	$134.95		$110.32		$102.72		$94.90
-- low	$99.30		$87.76		$75.50		$69.86
Dividends declared per common share	$.32		$.32		$.32		$.32

(1)	The second quarter of 2002 includes a $2 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.
(2)

The third quarter of 2002 includes a $720 million after-tax charge to strengthen reserves for certain specialty life reinsurance contracts as well as the impact of a program adopted by CIGNA to reduce equity market risks related to these contracts, a $317 million after-tax charge for Unicover and London reinsurance matters and a $9 million after-tax charge for a Medicare cost reporting matter associated with Lovelace Health Systems Inc., partially offset by a $1 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.

(3)

The fourth quarter of 2002 includes a net $95 million after-tax restructuring charge, a $50 million after-tax charge related to health care provider litigation and an after-tax credit of $2 million reflecting the adjustment of liabilities associated with events of September 11, 2001.

(4)	The first quarter of 2001 includes an $8 million after-tax gain on the sale of a partial interest in the Japanese life insurance operation.
(5)	The second quarter of 2001 includes a $22 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.
(6)

The third quarter of 2001 includes a $33 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business, which was partially offset by charges of $25 million after-tax related to the events of September 11, 2001.

(7)

The fourth quarter of 2001 includes a $62 million after-tax restructuring charge, partially offset by a $27 million after-tax gain on the sale of CIGNA's remaining interest in the Japanese life insurance operation and a $14 million after-tax accelerated gain recognized on the sale of CIGNA's life reinsurance business.

Supplementary Financial Information

(In millions)

For the years ended December 31,	2002	2001	2000

Revenues from Continuing Operations
Employee Health Care, Life and Disability Benefits
Premiums and fees:
Managed health and dental	$6,904	$6,257	$6,195
Medical and dental indemnity	5,072	4,563	4,090
Life	1,587	1,698	1,764
Other	773	941	910

Total premiums and fees	14,336	13,459	12,959
Net investment income	558	599	604
Other revenues	925	686	581
Realized investment gains (losses)	(128)	(78)	10

Total	15,691	14,666	14,154

Employee Retirement Benefits and Investment Services
Premiums and fees	336	322	350
Net investment income	1,649	1,668	1,617
Realized investment losses	(106)	(93)	(1)

Total	1,879	1,897	1,966

International Life, Health and Employee Benefits
Premiums and fees	811	788	2,042
Net investment income	51	49	148
Other revenues	3	148	4
Realized investment gains (losses)	5	(5)	--

Total	870	980	2,194

Run-off Reinsurance Operations
Premiums and fees	138	148	365
Net investment income	44	52	63
Other revenues	91	120	12
Realized investment losses	(8)	(14)	(4)

Total	265	306	436

Other Operations
Premiums and fees	116	143	146
Net investment income	409	450	459
Other revenues	177	190	179
Realized investment gains (losses)	(1)	15	2

Total	701	798	786

Corporate
Net investment income	5	24	49
Other revenues and eliminations	(63)	(64)	(59)

Total	(58)	(40)	(10)

Total Consolidated Revenues from Continuing Operations
Premiums and fees	15,737	14,860	15,862
Net investment income	2,716	2,842	2,940
Other revenues	1,133	1,080	717
Realized investment gains (losses)	(238)	(175)	7

Total	$19,348	$18,607	$19,526

(In millions)

For the years ended December 31,	2002	2001	2000

Operating Income (Loss)(1)
Employee Health Care, Life and Disability Benefits:
HMO operations	$365	$399	$454
Indemnity operations	214	331	302

Total Employee Health Care, Life and Disability Benefits	579	730	756
Employee Retirement Benefits and Investment Services	231	221	257
International Life, Health and Employee Benefits	31	95	48
Run-off Reinsurance Operations	(1,070)	57	(119)
Other Operations	74	76	93
Corporate	(87)	(96)	(58)

Total	$(242)	$1,083	$977

Income (Loss) from Continuing Operations
Employee Health Care, Life and Disability Benefits	$495	$681	$762
Employee Retirement Benefits and Investment Services	163	160	256
International Life, Health and Employee Benefits	35	92	48
Run-off Reinsurance Operations	(1,076)	48	(121)
Other Operations	73	86	94
Corporate	(87)	(96)	(58)

Total	$(397)	$971	$981

Segment Statistics
Employee Health Care, Life and Disability Benefits
Adjusted premiums and fees	$37,050	$33,689	$30,741
Covered lives (in thousands):
Managed medical	6,750	6,809	7,072
Managed dental	2,559	2,756	2,833
Medical indemnity (estimated)	6,341	6,441	6,142
Dental indemnity	10,458	10,600	10,246
Behavioral care	14,113	13,346	12,172
Pharmacy(2)	9,773	9,356	--

Employee Retirement Benefits and Investment Services
Deposits	$8,772	$10,149	$9,942
Assets under management: (3)
Defined contribution	$28,062	$29,853	$30,620
Defined benefit	18,547	18,690	18,370
Corporate life insurance	4,281	3,943	3,725
Other, including guaranteed investment contracts	2,867	2,820	2,439

Total	$53,757	$55,306	$55,154

(1)	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and excluding the results of discontinued operations.
(2)	Not available for 2000.
(3)	Assets under management include investment advisory accounts.