Form 10-K, Exhibit 13
period 2005-12-31
CIGNA CORP
filed 2006-02-23
CIK 701221

HIGHLIGHTS

(Dollars in millions, except per share amounts)	2005	2004	2003	2002	2001

REVENUES
Premiums and fees and other revenues	$15,332	$16,010	$16,063	$16,870	$15,940
Net investment income	1,359	1,643	2,594	2,716	2,842
Realized investment gains (losses)	(7)	523	151	(238)	(175)

TOTAL REVENUES	$16,684	$18,176	$18,808	$19,348	$18,607

RESULTS OF OPERATIONS:
Health Care	$688	$763	$429	$446	$658
Disability and Life	227	182	155	133	72
International	109	76	55	31	95
Run-off Retirement	209	282	222	200	194
Run-off Reinsurance	(64)	(115)	(359)	(1,070)	57
Other Operations	130	142	111	105	103
Corporate	(12)	(114)	(127)	(136)	(146)
Realized investment gains (losses), net of taxes	(11)	361	98	(155)	(112)

Income (loss) from continuing operations	1,276	1,577	584	(446)	921
Income (loss) from discontinued operations, net of taxes	349	—	48	(1)	18
Cumulative effect of accounting change, net of taxes	—	(139)	—	—	—

NET INCOME (LOSS)	$1,625	$1,438	$632	$(447)	$939

Income (loss) per share from continuing operations:
Basic	$10.02	$11.55	$4.18	$(3.17)	$6.23
Diluted	$9.83	$11.44	$4.16	$(3.17)	$6.15
Net income (loss) per share:
Basic	$12.76	$10.54	$4.52	$(3.18)	$6.35
Diluted	$12.52	$10.43	$4.50	$(3.18)	$6.27
Common dividends declared per share	$0.10	$0.41	$1.32	$1.32	$1.28
Total assets	$44,863	$81,059	$90,199	$89,019	$91,639
Long-term debt	$1,338	$1,438	$1,500	$1,500	$1,626
Shareholders’ equity	$5,360	$5,203	$4,607	$3,936	$5,105
Per share	$44.23	$39.41	$32.77	$28.24	$36.06
Common shares outstanding (in thousands)	121,191	132,007	140,591	139,370	141,553
Shareholders of record	9,440	10,249	9,608	9,945	10,437
Employees	28,000	28,600	32,700	41,200	44,600

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods were restated. See Note 2 for additional information.

In January 2003, CIGNA sold the operations of Lovelace Health Systems, Inc., an integrated health care system and subsidiary of CIGNA. This business has been reported as discontinued operations. Prior year financial information was reclassified.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

INDEX

22	Introduction

22	Overview

23	Consolidated Results of Operations

29	Acquisitions and Dispositions

30	Other Matters

33	Health Care

35	Disability and Life

35	International

36	Run-off Retirement

37	Run-off Reinsurance

39	Other Operations

39	Corporate

40	Discontinued Operations

40	Liquidity and Capital Resources

45	Investment Assets

46	Market Risk

48	Cautionary Statement

INTRODUCTION

In this filing and in other marketplace communications, CIGNA makes certain forward-looking statements relating to its financial condition and results of operations, as well as to trends and assumptions that may affect CIGNA. Generally, forward-looking statements can be identified through the use of predictive words (e.g., “Outlook for 2006”). Actual results may differ from CIGNA’s predictions. Some factors that could cause results to differ are discussed throughout Management’s Discussion and Analysis, including in the Cautionary Statement on page 48.

Certain reclassifications have been made to prior years’ amounts to conform to the 2005 presentation.

OVERVIEW

CIGNA Corporation’s subsidiaries provide health care and related benefits offered through the workplace. Key product lines include medical coverages and related specialty health care products and services such as pharmacy, behavioral health, dental benefits, and disease management as well as group disability, life and accident insurance, and disability and workers’ compensation case management and related services. In addition, CIGNA has an international operation that offers products (that are generally similar to those offered domestically) to businesses and individuals in selected markets, and has certain inactive businesses, including a run-off retirement operation and a run-off reinsurance operation.

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

Key company-specific drivers affecting CIGNA’s results include:

•	competitiveness of CIGNA’s product design and service quality;

•	the absolute level of and trends in benefit costs;

•	the volume of customers served and the mix of products and services purchased by those customers;

•	the ability to price products and services competitively at levels that appropriately account for underlying cost inflation and utilization patterns; and

•	the relationship between administrative costs and revenue.

MANAGEMENT’SDISCUSSIONANDANALYSIS

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

CIGNA is focused, in particular, on continuing to improve the performance of the health care operations, profitably growing the disability and life insurance and international businesses and managing the risks associated with the run-off reinsurance operations. In the health care operations, CIGNA has initiatives in place to (1) offer products that meet emerging consumer and market trends; (2) improve medical membership results; (3) lower medical cost trends; (4) deliver quality member service; and (5) lower administrative expenses (see page 34 for further discussion).

CIGNA believes that the health care business model is changing to one that focuses more directly on the consumer. CIGNA has developed product designs, educational resources and customer support tools with a goal of enabling consumers to make informed choices about their health care, to ultimately improve health outcomes and reduce costs. These changes in the business model are in the early stages, and CIGNA believes that its capabilities in consumerism, health advocacy and the delivery of useful information position it to meet the emerging trend.

CIGNA’s disability and life insurance operations continue to focus on profitable growth with a particular emphasis on middle market disability business. The international business is focused on profitable growth particularly in the life, accident and health insurance and expatriate benefits businesses. In the run-off reinsurance operations, CIGNA maintains a program to reduce the equity market risk associated with its guaranteed minimum death benefit reinsurance exposures. CIGNA is also pursuing the resolution of disputes associated with workers’ compensation and other reinsurance contracts through audits of claims from assumed business and managing collections from retrocessionaires (see page 38 for further discussion).

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$13,695	$14,236	$15,460
Net investment income	1,359	1,643	2,594
Other revenues	1,637	1,774	603
Realized investment gains (losses)	(7)	523	151

Total revenues	16,684	18,176	18,808
Benefits and expenses	14,891	15,801	17,960

Income from continuing operations before taxes	1,793	2,375	848
Income taxes	517	798	264

Income from continuing operations	1,276	1,577	584
Income from discontinued operations, net of taxes	349	—	48

Income before cumulative effect of accounting change	1,625	1,577	632
Cumulative effect of accounting change, net of taxes ( See Note 2 to the Financial Statements)	—	(139)	—

Net income	$1,625	$1,438	$632

Realized investment gains (losses), net of taxes	$(11)	$361	$98

In 2004, CIGNA adopted Statement of Financial Accounting Standards No. 123, as revised in 2004 (SFAS 123R) which requires the fair value method of accounting for stock-based compensation. As permitted, CIGNA retroactively applied this standard to all prior periods.

CIGNA’s income from continuing operations includes special items, which are discussed below. Excluding special items, income from continuing operations in 2005 reflected:

•	lower losses in the Run-off Reinsurance segment (see page 37) and Corporate (see page 39);

•	lower net earnings in the ongoing operating businesses due to the impact of membership losses in the Health Care segment (see page 33), partially offset by higher earnings in the Disability and Life (see page 35) and International (see page 35) segments; and

•	lower results in the Run-off Retirement segment (see page 36).

Excluding special items, income from continuing operations improved significantly in 2004 due to the gain on the sale of the retirement benefits business, higher earnings in the Health Care segment and reduced losses in the Run-off Reinsurance segment.

Income Taxes

During 2005, the Congressional Joint Committee on Taxation approved CIGNA’s refund claim relating to a tax loss incurred from the sale of a business in 1999 and the completion of the IRS audit for 2000-2002. Pursuant to this approval, CIGNA recorded total tax related benefits of $437 million consisting of:

•	$287 million resulting from capital losses realized in connection with the divestiture of the property and casualty insurance operations in 1999, which is included in income from discontinued operations; and

•	$150 million resulting primarily from the release of tax reserves and valuation allowances. This amount consists of:

•	$88 million (of which $81 million is reported as a special item) reported in the International segment, Other Operations and Corporate as income from continuing operations. This amount includes $4 million of interest income; and

•	$62 million related to the divestiture of CIGNA’s Brazilian health care business, which is included in income from discontinued operations.

As of December 31, 2005, CIGNA had recovered approximately $220 million in net cash relating to its refund claim and the settlement of audit issues.

In order to facilitate an understanding and comparison of results of operations and permit analysis of trends in underlying revenue, expenses and net income, the following table presents special items, which management believes are not representative of the underlying results of continuing operations. See “Quarterly Financial Data” on page 87 for special items reported quarterly in 2005 and 2004.

SPECIAL ITEMS
(In millions)	Pre-Tax Benefit (Charge)	After-Tax Benefit (Charge)

2005

Accelerated amortization of deferred gain on sale of retirement benefits business (see page 29)	$322	$204
Cost reduction charge (see page 30)	(51)	(33)
IRS tax settlement (see page 24)	6	81
Charge associated with a modified coinsurance arrangement (see page 29)	(12)	(8)

Total	$265	$244

2004

Accelerated amortization of deferred gain on sale of retirement benefits business	$338	$220
Cost reduction charge	(75)	(49)
Federal tax refund	5	28
Net charge associated with modified coinsurance arrangements	(39)	(25)
Effect of new accounting pronouncement	(17)	(11)
Gain on sale of investment advisory businesses	18	12

Total	$230	$175

2003

Reserve charge on guaranteed minimum death benefit contracts	$(441)	$(286)
Health care provider litigation	(57)	(37)
Reduction in allowance against amounts recoverable from pension policyholders	51	33
Cost reduction charge, net[1]	26	17
Intangible asset write-off for provider contracts	(16)	(10)
Gain on sale of Japanese pension operations	8	5

Total	$(429)	$(278)

1 Restructuring items in 2003 include a pre-tax benefit of $39 million ($26 million after-tax) reflecting a reduction in costs associated with the 2002 and 2001 health care restructuring programs (including gains on other postretirement benefits, see Note 8 to the Financial Statements), and a pre-tax charge of $13 million ($9 million after-tax) related to restructuring certain corporate staff functions.

MANAGEMENT’SDISCUSSIONANDANALYSIS

Revenues

Revenues decreased in 2005 primarily because of:

•	lower premiums and fees in the Health Care segment due to lower membership; and

•	lower realized gains and reduced net investment income associated with the sale of the retirement benefits business.

Revenues decreased in 2004 primarily because of:

•	lower premiums and fees in the Health Care segment due to lower membership; and

•	reduced net investment income as a result of the sale of the retirement benefits business.

These 2004 declines were partially offset by:

•	higher other revenues in the Run-off Retirement segment including deferred gain recognition associated with the sale of the retirement benefits business;

•	higher realized investment gains, primarily on assets transferred in connection with the sale of the retirement benefits business; and

•	lower losses in the Run-off Reinsurance segment from futures and forward contracts entered in connection with the program to reduce equity market risks.

Outlook for 2006

CIGNA expects full year 2006 income from continuing operations excluding realized investment results and special items to be lower than the comparable 2005 amount subject to the factors cited in the Cautionary Statement, primarily because of the significant amount of favorable prior year claim development recognized in 2005. Excluding the favorable prior year claim development in 2005, CIGNA expects 2006 income from continuing operations excluding realized investment results and special items to be higher than 2005 due to fundamental improvement in the health care operations.

Information is not available for management to reasonably estimate future realized investment gains (losses) or special items. Special items for 2006 may include:

•	any gain resulting from a decision by the buyer of the retirement benefits business to terminate their contract with CIGNA relating to the previously sold single premium annuity business;

•	additional accelerated recognition of the deferred gain on the sale of the retirement benefits business; and

•	additional charges associated with a modified coinsurance arrangement.

Other than these items, information is not available for management to identify or reasonably estimate 2006 special items.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures in the financial statements. Management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been selected could have a material effect on CIGNA’s consolidated results of operations or financial condition.

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of CIGNA’s Board of Directors and the Audit Committee has reviewed these disclosures, which are presented below.

In addition to the estimates presented in the following table, there are other accounting estimates used in the preparation of CIGNA’s consolidated financial statements, including estimates of liabilities for future policy benefits other than those identified in the following table, as well as estimates with respect to unpaid claims and claim expenses, postemployment and postretirement benefits other than pensions, certain compensation accruals, and income taxes.

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

See Note 2 to the Financial Statements for further information on significant accounting policies that impact CIGNA.

The table that follows presents information about CIGNA’s most critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Future policy benefits –
Guaranteed minimum death benefits

These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the guaranteed death benefit over the values of contractholders’ accounts. The death benefit coverage in force at December 31, 2005 (representing the amount payable if all contractholders had died as of that date) was approximately $7.0 billion.

CIGNA had liabilities for future policy benefits for these contracts of approximately $1.0 billion as of December 31, 2005 and December 31, 2004.

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

Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. Equity market declines could expose CIGNA to higher rates of partial surrender, the effect of which is not covered by the program to substantially reduce market risks.

Interest rates include both (a) the mean investment performance assumption considering CIGNA’s program to reduce equity market exposures using futures and forward contracts, and (b) the liability discount rate assumption.

Volatility refers to market fluctuations that affect the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

See Note 6 to the Financial Statements for additional information.

If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:

•     Mortality – $65 million
•     Volatility – $40 million
•     Lapse – $25 million
•     Interest rates:
•     Mean investment performance – $40 million
•     Discount rate – $30 million
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

•     2005 – gross $1.2 billion;
net $823 million
•     2004 – gross $1.6 billion; net $1.1 billion
•     2003 – gross $2.2 billion; net $1.5 billion

These liabilities generally exclude amounts for administrative services only business.

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

See Note 5 to the Financial Statements for additional information.
A 1% increase in the assumed medical cost trend would reduce net income by approximately $30 million after-tax annually.

MANAGEMENT’SDISCUSSIONANDANALYSIS

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Accounts payable, accrued expenses and other liabilities, and Other assets – Guaranteed minimum income benefits

These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the expected value of the income benefit over the value of the annuitants’ accounts at the time of annuitization.

The assets associated with these contracts represent receivables in connection with reinsurance that CIGNA has purchased from third parties, which covers 55% of the exposures on these contracts.

As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $48 million. CIGNA had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005. As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and amounts recoverable from reinsurers of $39 million. CIGNA also had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004.

Management estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to market returns and volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, lapse, credit risk and annuity election rates. Changes in fair value are reported in other operating expenses.

Interest rates include both (a) the liability discount rate assumption and (b) the projected interest rates used to calculate the reinsured income benefit at the time of annuitization (claim interest rate).

Lapse refers to the full surrender of an annuity prior to annuitization of the policy.

Credit risk refers to the ability of these reinsurers to pay.

Annuity election rates refer to the proportion of annuitants who elect to receive their income benefit as an annuity.

See Note 20 to the Financial Statements for additional information.

If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:

•     Mortality – $1 million
•     Market Returns – $8 million
•     Volatility – $3 million
•     Lapse – $2 million
•     Interest rates:
•     Discount Rate – $3 million
•     Claim Interest Rate – $8 million

If annuity election rates were assumed to be 10% annually, (compared with the current assumption of no more than 5% annually) net income would decrease by approximately $40 million after-tax.

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

•     2005 – gross $565 million;
net $417 million
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
A 10% reduction of net reinsurance recoverables due to uncollectibility at December 31, 2005, would reduce net income by approximately $35 million after-tax.

This charge would impact the Run-off Reinsurance segment.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Accounts payable, accrued expenses and other liabilities-pension liabilities

These recorded liabilities are estimates of the present value of the qualified and nonqualified pension benefits to be paid (attributed to employee service to date) net of the fair value of plan assets. The accrued pension benefit liability was $1.0 billion as of December 31, 2005 and $1.3 billion as of December 31, 2004.

See Note 8 to the Financial Statements for additional information.

Management estimates these liabilities with actuarial models using various assumptions including discount rates and an expected return on plan assets.

Discount rates are set considering actual annualized yields for high quality, long-term corporate bonds, adjusted to reflect the duration of the pension liabilities.

The expected return on plan assets for the domestic qualified pension plan is developed considering actual historical returns, current and expected market conditions, plan asset mix and management’s investment strategy. In addition, CIGNA uses a market-related asset value method to measure domestic qualified pension plan assets invested in equity securities, which is approximately 70% of total plan assets. This method recognizes market appreciation or depreciation in the equity portfolio over 5 years, a method that reduces the short-term impact of market fluctuations.

The declining interest rate environment and varying actual asset returns compared to assumptions in 2000, 2001 and 2002 resulted in an accumulated unrecognized actuarial loss of $1.2 billion at December 31, 2005. The actuarial loss adjusted for unrecognized changes in market-related asset values is amortized over the remaining service life of pension plan participants if the loss exceeds 10% of the market-related value of plan assets or 10% of the projected benefit obligation, whichever is greater. As of December 31, 2005, approximately $1.0 billion of the adjusted actuarial loss exceeded 10% of the projected benefit obligation and approximately $105 million after-tax will be expensed in 2006 net income. For the year ended December 31, 2005, $92 million after-tax was expensed in net income.

Changes to CIGNA’s assumptions for discount rates and the expected return on domestic qualified plan assets will not change required cash contributions to the pension plan, as CIGNA funds at least the minimum amount required by ERISA. However, if discount rates for the qualified and nonqualified pension plans were decreased by 10%:

•     annual pension costs for 2006 would increase by approximately $20 million, after-tax;
•     the accrued pension benefit liability would increase by approximately $250 million as of December 31, 2005; and
•     the minimum pension liabilities recorded as an after-tax charge to shareholders’ equity would increase by approximately $160 million as of December 31, 2005.

If the expected return on domestic qualified pension plan assets was decreased by 10%, annual pension costs for 2006 would increase by approximately $15 million, after-tax.

If the December 31, 2005 fair values of domestic qualified plan assets decreased by 10%, minimum pension liabilities recorded as an after-tax charge to shareholders’ equity would increase by approximately $205 million.

These charges would primarily impact the Health Care Segment.

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

CIGNA recognized “other than temporary” impairments of investments in fixed maturities as follows (after-tax, excluding policyholder share*):

•     2005 – $12 million
•     2004 – $10 million
•     2003 – $73 million

See Note 10(A) to the Financial Statements for a discussion of review of declines in fair value.

For all fixed maturities with cost in excess of their fair value, if this excess was determined to be other-than-temporary, CIGNA’s net income as of December 31, 2005 would have decreased by approximately $60 million after-tax.

For private placement bonds considered impaired, a decrease of 10% of all expected future cash flows for the impaired bonds would reduce net income by approximately $2 million after-tax.

* Investment securities are attributable to CIGNA’s various business segments; amounts noted are presented from a consolidated perspective and are net of experience-rated pension policyholder share (i.e., these amounts exclude the impact of losses in 2003 on investment assets related to experience-rated pension policyholder contracts because these amounts generally accrued to the policyholders). As of October 1, 2003, investment assets related to experience-rated pension policyholder contracts were reclassified from fixed maturities to “Securities supporting experience-rated pension policyholder contracts” on CIGNA’s balance sheet and CIGNA no longer recognized other than temporary impairments because changes in the fair values of these securities were reported in net income in each period. The sale of the retirement benefits business in 2004 generally resulted in the transfer to the buyer of securities supporting experience-rated pension policyholder contracts.

MANAGEMENT’SDISCUSSIONANDANALYSIS

ACQUISITIONS AND DISPOSITIONS

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

Sale of Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an after-tax gain of $804 million, of which $267 million after-tax was recognized immediately. Of this amount, $259 million after-tax was recorded in realized investment gains and $8 million after-tax was recorded in other revenues. The sales agreement provides for post closing adjustments; however, any future adjustments are not expected to be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

As this transaction was primarily in the form of a reinsurance arrangement under which CIGNA retains the contractual obligation to pay these liabilities, $537 million of the after-tax gain was deferred. Subsequent to the original reinsurance transaction, the buyer of the retirement benefits business has entered into agreements with most of the insured parties relieving CIGNA of any remaining contractual obligation to those parties (novation). Additional such agreements are expected.

The deferred gain is amortized at the rate that earnings from the sold business would have been expected to emerge (primarily 15 years on a declining basis) or until CIGNA is relieved of any remaining contractual obligation. At the time of novation, CIGNA accelerates amortization of a portion of the deferred gain and also reduces the associated contractholder deposit funds, future policy benefits, reinsurance recoverables and separate account balances. In 2005, liabilities decreased by $33.3 billion as a result of novation activity attributable to the sold retirement benefits business. This decrease consisted of $7.0 billion of contractholder deposit funds and future policy benefits as well as $26.3 billion of separate account liabilities. Corresponding decreases in assets of $33.3 billion consisted of $7.0 billion of reinsurance recoverables and $26.3 billion of separate account assets. See Note 7 to the Financial Statements for additional information on reinsurance recoverables associated with the sale of the retirement benefits business.

CIGNA recognized deferred gain amortization in other revenues in the Run-off Retirement segment as follows:

(In millions)	Pre-Tax	After-Tax

2005

Accelerated deferred gain amortization	$322	$204
Normal deferred gain amortization	$24	$16

2004

Accelerated deferred gain amortization	$342	$223
Normal deferred gain amortization	$80	$52

The remaining pre-tax deferred gain as of December 31, 2005 was $66 million.

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

On January 1, 2005, CIGNA transferred the assets of substantially all of the separate accounts related to the retirement benefits business to the buyer. Since the arrangement is primarily modified coinsurance, CIGNA received units of the buyer’s separate accounts and carries those units as separate account assets on its balance sheet for the business not yet directly assumed by the buyer. At December 31, 2005, there were approximately $4.8 billion of separate account assets and liabilities associated with the business not directly assumed by the buyer.

At December 31, 2005, CIGNA had approximately $1.9 billion of invested assets, primarily fixed maturities and mortgage loans, supporting a modified coinsurance arrangement relating to the single premium annuity business sold to the buyer. These invested assets are held in a business trust established by CIGNA. CIGNA pays or receives cash quarterly to settle the results of the reinsured business, including the investment results of the assets underlying the modified coinsurance arrangement. During 2005, CIGNA recorded in other operating expenses pre-tax charges of $5 million ($3 million after-tax), of which $12 million pre-tax ($8 million after-tax) is noted as a special item, to offset realized investment results. These items had no net effect on net income.

As a result of this modified coinsurance arrangement, CIGNA has an embedded derivative that transfers to the buyer certain unrealized changes in fair value due to interest rate and credit risks of these assets. CIGNA records these effects in other liabilities and other revenues. To date CIGNA has not recorded any charge or credit for the embedded derivative. A decrease in interest rates could result in a charge to CIGNA’s consolidated net income until the modified coinsurance arrangement ends, which is expected in 2006.

The buyer has given notice that it intends to terminate its reinsurance of the single premium annuity business effective April 1, 2006. Discussions between the two parties continue. If the buyer terminates its reinsurance, CIGNA would retain the single premium annuity business, including the trust assets and the insurance liabilities. CIGNA does not expect the ultimate outcome of these discussions to have a material adverse effect on its consolidated results of operation, liquidity or financial condition.

Sale of Investment Advisory Businesses

In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

Sale of Japanese Pension Operations

In the third quarter of 2003, CIGNA sold its interest in a Japanese pension operation for cash proceeds of $18 million and recognized an after-tax gain of $5 million in the International segment. The gain was reported in continuing operations since this operation was accounted for under the equity method of accounting.

Sale of Lovelace Health Systems Inc.

In the first quarter of 2003, CIGNA sold the operations of Lovelace, an integrated health care system, for cash proceeds of $209 million and recognized an after-tax gain of $32 million, which was reported in discontinued operations.

Sale of Brazilian Health Care Operations

In the first quarter of 2003, CIGNA sold its Brazilian health care operations. The sale generated an after-tax gain of $18 million, primarily as a result of the disposition of the net liabilities associated with these operations. The gain is reported in discontinued operations.

OTHER MATTERS

Minimum Pension Liability

During 2005, CIGNA’s minimum pension liabilities decreased due to amortization of losses from past experience and the effects of stock market appreciation on plan assets, partially offset by the reduction of long-term interest rates used to determine the accumulated benefit obligation and updates to plan census data. The net effect was an after-tax increase to shareholders’ equity of $13 million.

CIGNA contributed $544 million in 2005 as follows:

•	$104 million for minimum funding requirements for the domestic pension plan and for voluntary contributions to the international pension plans; and

•	$440 million for voluntary contributions to the domestic pension plan, which represent an acceleration of expected contributions to meet minimum funding requirements in 2006 and 2007.

The decision to make voluntary contributions to the domestic pension plan was based upon the favorable economic impact the contributions will have on the funding status of CIGNA’s pension plan, including the potential for reducing future additional funding requirements as well as reducing premiums to the Pension Benefit Guaranty Corporation.

Actual cash contributions made to the pension plans could vary significantly from the estimates of plan obligations based on actual future returns on pension assets and future interest rates, both of which are highly unpredictable. Further, pension legislation or regulatory changes could increase CIGNA’s funding requirements and pension cost.

See “Critical Accounting Estimates” on page 28 for the assumptions used to determine pension liabilities and the effects of hypothetical changes in those assumptions.

During 2004, CIGNA’s minimum pension liabilities increased primarily due to a reduction in long-term interest rates used to determine the accumulated benefit obligation, as well as the effect of the annual update of plan participant data, partially offset by the effect of stock market appreciation on plan assets. The net effect was an after-tax decrease to shareholders’ equity of $62 million.

See Note 8 to the Financial Statements for a detailed discussion of CIGNA’s pension and other post-retirement benefit plans including the nature of accounting for and funding of these plans.

Cost Reduction Programs

First quarter 2005 program.In the first quarter of 2005, CIGNA implemented a plan to further streamline operations in the health care business and in supporting areas. As a result, CIGNA recognized in other operating expenses a total pre-tax charge of $51 million ($33 million after-tax) for severance costs during 2005. The table below shows CIGNA’s cost reduction activity (pre-tax) related to severance for this program.

(In millions)	Health Care	Corporate	Total

2005 Charges	$22	$29	$51
2005 Payments	(16)	(16)	(32)

Balance as of December 31, 2005	$6	$13	$19

CIGNA expects to complete this program by mid-2006 and estimates annualized after-tax savings to be approximately $65 million.

Operational effectiveness review. In 2004, CIGNA adopted a restructuring program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expenses pre-tax charges of $86 million ($56 million after-tax), of which $75 million pre-tax ($49 million after-tax) is noted as a special item in 2004. This program, which was substantially completed in 2005, resulted in annualized after-tax savings of approximately $80 million.

MANAGEMENT’SDISCUSSIONANDANALYSIS

The table below shows CIGNA’s restructuring activity (pre-tax) related to severance and real estate for this program:

(In millions)	Health Care/ Disability and Life*	Corporate	Total

2004 Activity:
Charges:
Severance	$39	$35	$74
Real estate and other	11	1	12

Total	50	36	86

Payments:
Severance	(28)	(26)	(54)
Real estate and other	(3)	—	(3)

Balance as of December 31, 2004	$19	$10	$29

2005 payments:
Severance	(11)	(10)	(21)
Real Estate and other	(3)	—	(3)

Balance as of December 31, 2005	$5	—	$5

*  Includes restructuring charges of $2 million pre-tax in the Disability and Life segment.

Corporate effectiveness initiative. In 2003, CIGNA adopted a restructuring program to attain certain operational efficiencies in its corporate staff functions and to achieve additional cost savings. As a result, CIGNA recognized in other operating expenses a pre-tax charge in Corporate of $13 million ($9 million after-tax) for severance costs. This program, which was substantially completed in 2004, resulted in annualized after-tax savings of approximately $15 million reflecting the elimination of salary and benefits costs for terminated employees.

Fourth quarter 2002 program. In 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. During 2003, CIGNA reduced the remaining liability for this program by $23 million pre-tax ($15 million after-tax). These reductions were primarily due to higher than expected attrition (which did not result in severance benefits or costs) and lower costs relating to outplacement and other services.

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

Other possible regulatory changes that could have an adverse effect on CIGNA’s employee benefits businesses include:

•	additional mandated benefits or services that increase costs without improving the quality of care;

•	legislation that would grant plan participants broader rights to sue their health plans;

•	changes in ERISA regulations resulting in increased administrative burdens and costs;

•	additional restrictions on the use of prescription drug formularies;

•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;

•	additional rules establishing the time periods for payment of health care provider claims that vary from state to state;

•	legislation that would exempt independent physicians from antitrust laws; and

•	changes in federal tax laws, such as amendments that could affect the taxation of employer provided benefits.

The employee benefits industry remains under scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Distributions from policyholders’ surplus account. The American Jobs Creation Act of 2004 suspends, for a two-year period commencing January 1, 2005, the tax liability of stock life insurance companies on distributions from the policyholders’ surplus account. CIGNA’s principal subsidiary distributed, with regulatory approval, the entire account balance of $450 million to the parent company during 2005 without incurring federal income tax.

Litigation and other legal matters. In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA and dismissed all claims by the physician class members against CIGNA. A dispute with a representative of certain physicians over administration of the settlement with the physician class is likely to be resolved in mid 2006. In April 2005, the court approved a settlement between CIGNA and the remaining plaintiffs, a class of non-physician health care professionals.

In 2003, CIGNA recorded an after-tax charge of $37 million ($57 million pre-tax) to increase the reserve for this health care litigation. CIGNA had previously recognized an after-tax charge of $50 million ($77 million pre-tax) in 2002 for expected costs associated with the multi-district litigation. The reserve reflects insurance recoveries.

Various regulators, including the New York and Connecticut Attorneys General and the Florida Insurance Department, have been investigating insurance broker compensation. Some regulators have brought suit against certain insurance brokers, including Universal Life Resources (ULR), alleging, among other things, that these brokers sought rigged bids from, and steered business to, insurers with whom they had contingent compensation arrangements. CIGNA and some of its subsidiaries are included in one such lawsuit seeking injunctive relief against these types of contingent compensation arrangements. CIGNA is also providing information about ULR in connection with an investigation by the U.S. Attorney’s Office for the Southern District of California. In addition, CIGNA is providing information about another broker in connection with an investigation by the U.S. Department of Labor. CIGNA is cooperating with the inquiries and investigations by regulators and the U.S. Attorney’s Office. Separately, several purported class action lawsuits have been filed against brokers and insurance companies, including CIGNA and certain of its subsidiaries, asserting that contingent commissions are unlawful. These suits are now in a multi-district litigation proceeding in federal court in New Jersey. CIGNA disagrees with the assertions against it in the lawsuits.

In 2004, the New York Attorney General commenced a lawsuit against Express Scripts, Inc. and two CIGNA insurance companies. Under an agreement with the CIGNA companies, Express Scripts is responsible for administering the prescription drug benefit program under New York State’s principal employee health plan, the Empire Plan. The CIGNA companies insured the prescription drug benefit program and held the contract with the New York State Department of Civil Service. The complaint primarily focuses on administration of the prescription drug benefit program.

A purported class action lawsuit and a shareholder derivative lawsuit against CIGNA and certain of its senior officers and directors allege securities law violations and breach of fiduciary duty. These suits originated in 2002.

Plaintiffs representing CIGNA Pension Plan participants who earned certain Plan benefits prior to 1998 filed a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, that these conditions are not adequately disclosed to Plan participants, and that the Plan’s cash balance formula discriminates against older employees.

See “Unicover and other run-off reinsurance” on page 38 for a description of legal matters arising out of the run-off reinsurance operations.

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

Summary. The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information on contingencies that could affect CIGNA’s results, see Note 20 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

Segment Reporting

Operating segments generally reflect groups of related products, but the International segment is generally based on geography. CIGNA measures the financial results of its segments using “segment earnings (loss),” which is defined as income (loss) from continuing operations excluding realized investment gains (losses). See Note 19 to the Financial Statements for additional segment information and a reconciliation of segment earnings (loss) to CIGNA’s consolidated income from continuing operations.

In 2004, CIGNA completed the sale of its retirement benefits business and also realigned management responsibility for operations that provide case management and related services to workers’ compensation insurers and employers who self-fund workers’ compensation and disability benefits. To appropriately reflect the impact of these actions, CIGNA changed its segment reporting, and prior periods were reclassified to conform to this presentation:

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

MANAGEMENT’SDISCUSSIONANDANALYSIS

Also in 2004, corporate overhead previously allocated to the sold retirement benefits business was reported in Corporate.

HEALTH CARE

(In millions)
Financial Summary	2005	2004	2003
Premiums and fees	$10,177	$10,868	$12,284
Net investment income	275	283	283
Other revenues	1,091	1,027	929

Segment revenues	11,543	12,178	13,496
Benefits and expenses	10,494	10,990	12,845

Income before taxes	1,049	1,188	651
Income taxes	361	425	222

Segment earnings	$688	$763	$429

Realized investment gains, net of taxes	$1	$15	$44

Special items (after-tax) included in segment earnings:
Cost reduction initiatives	$(14)	$(28)	$25
Health care provider litigation	$—	$—	$(37)
Intangible asset write-off for provider contracts	$—	$—	$(10)

The Health Care segment provides health care and related products and services. Key product lines include medical coverages and related specialty health care products and services such as pharmacy, behavioral health, dental benefits and disease management. This segment also includes group disability and life insurance products that were historically sold in connection with certain experience-rated medical accounts that continue to be managed by the health care business.

Results

Segment earnings include favorable prior year claim development of $137 million in 2005, $106 million in 2004 and $33 million in 2003. Excluding prior year claim development, segment earnings decreased in 2005 primarily reflecting the impact of net membership declines on revenues, partially offset by lower operating expenses and higher earnings in specialty health care operations.

Excluding prior year claim development, segment earnings increased in 2004 primarily reflecting:

•	improvement in the experience-rated, Commercial HMO and guaranteed cost businesses because of strong pricing and underwriting execution, as well as improved medical cost management; and

•	higher earnings in specialty health care operations.

These increases were partially offset by the impact of membership declines in all businesses.

Premiums and Fees

Premiums and fees decreased in 2005 and 2004 primarily due to declining membership, partially offset by rate increases.

(In millions)	2005	2004	2003

Commercial HMO	$2,646	$3,191	$4,060
Experience-rated medical	2,836	2,937	3,216
Dental	899	888	944
Medicare and Medicaid	286	286	450
Other medical[1]	1,389	1,177	895
Life and other non-medical	399	496	638

Total premiums	8,455	8,975	10,203
Fees	1,722	1,893	2,081

Total premiums and fees	$10,177	$10,868	$12,284

1 Other medical premiums include risk revenue for other guaranteed cost medical and specialty products.

Benefits and Expenses

Health Care segment benefits and expenses consist of the following:

(In millions)	2005	2004	2003

Medical claims expense	$6,305	$6,616	$8,068
Other benefit expenses	347	484	616
Other operating expenses	3,842	3,890	4,161

Total benefits and expenses	$10,494	$10,990	$12,845

See Note 5 to the Financial Statements for additional information about medical claims payable and medical claims expenses.

Medical Membership

CIGNA’s medical membership includes any person for whom CIGNA retains medical underwriting risk, who uses a CIGNA network for services covered under their medical coverage or for whom CIGNA administers medical claims. As of December 31, estimated medical membership was as follows:

(In thousands)	2005	2004	2003

Guaranteed cost:
Commercial HMO	813	900	1,332
Medicare and Medicaid	32	33	42
Other	214	56	74
Experience-rated[2]	1,129	1,257	1,420
Services	6,902	7,455	8,667

Total medical membership	9,090	9,701	11,535

2 Includes minimum premium members, which have a risk profile similar to experience-rated funding arrangements. The risk portion of minimum premium revenue is reported in experience-rated medical premium whereas the self funding portion of minimum premium revenue is recorded in fees.

Medical membership decreased in 2005 and 2004, due to a decline in new business sales and lower retention of existing accounts. These declines are primarily attributable to CIGNA maintaining underwriting discipline in a competitive pricing environment, while continuing to work to reduce medical and operating expenses, which affect the competitiveness of CIGNA’s health care products. Medical membership has been stable since January 1, 2005.

Operational Improvement

CIGNA continues to focus on improving operational effectiveness and the financial results of its health care operations. Key areas of focus are:

•	offering products that meet emerging market and consumer trends;

•	improving medical membership results;

•	lowering medical cost trends;

•	continuing to deliver quality member service; and

•	lowering administrative expenses.

Offering products that meet emerging trends. CIGNA offers the CIGNA Choice FundSM, which is a set of consumer-directed capabilities that includes options for health reimbursement arrangements and/or health savings accounts and enables consumers to make effective health decisions using information tools provided by CIGNA. During 2005, CIGNA acquired Choicelinx, a benefits technology and services company. This acquisition adds new technology capabilities for offering personalized health care products and decision support tools to consumers. The CIGNATURESM suite of products, allows employers to choose the funding arrangement that is appropriate for the employer and level of medical management that is appropriate for their employee population.

Also in 2005, CIGNA announced its strategic alliance with NationsHealth, Inc. (a distribution and services company) to jointly deliver Medicare Part D prescription drug plans. CIGNA received regulatory approval for its Medicare Part D prescription plan benefit program, which took effect in January 2006.

Improving medical membership results. CIGNA is working to improve medical membership with:

•	a diverse product portfolio that meets emerging consumer-directed trends;

•	consistent and responsive member service delivery;

•	competitive provider networks;

•	strong clinical quality in medical, specialty health care and disability management;

and by continuing to implement the other operational improvements described below. Since 2004, CIGNA has formed several strategic alliances with regional health care companies and acquired Managed Care Consultants of Nevada in 2005. These strategic actions are designed to:

•	strengthen CIGNA’s national provider network;

•	enhance CIGNA’s ability to provide superior medical and disease management programs;

•	provide administrative ease for multi-state employers; and

•	grow membership in key geographic areas, as well as providing a basis for lowering medical costs.

CIGNA believes that its medical management model, focus on clinical quality and ability to integrate health and related benefit solutions position the company to improve membership results.

Lowering medical cost trend. CIGNA operates under a centralized medical management model, which helps facilitate consistent levels of care for its members and reduces infrastructure expenses.

CIGNA is focused on reducing its medical cost trend by managing unit medical costs more effectively. To help achieve this end, CIGNA continues to focus on renegotiating contracts with certain facilities to limit increases in medical reimbursement costs. In addition, CIGNA seeks to strengthen its network position through acquisitions and strategic alliances in selected markets.

Continuing to deliver quality member service. Substantially all health care members are served on a service and systems platform that was introduced in 2002. Since 2003, customer satisfaction rates related to the migration process have been strong.

Lowering administrative expenses. Early in 2005 and 2004, CIGNA took additional steps to realign its organization and consolidate support functions in an effort to increase efficiency and responsiveness to customers. Reducing costs and operating more efficiently are components of CIGNA’s plan to improve profitability. CIGNA continues to perform operational reviews in order to identify additional cost savings.

MANAGEMENT’SDISCUSSIONANDANALYSIS

DISABILITY AND LIFE

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$2,065	$1,923	$1,807
Net investment income	264	253	250
Other revenues	198	202	197

Segment revenues	2,527	2,378	2,254
Benefits and expenses	2,208	2,125	2,043

Income before taxes	319	253	211
Income taxes	92	71	56

Segment earnings	$227	$182	$155

Realized investment gains (losses), net of taxes	$(4)	$20	$39

Special item (after-tax) included in segment earnings:
Restructuring items, net	$—	$(1)	$1

The Disability and Life segment includes group:

•	disability insurance;

•	disability and workers’ compensation case management;

•	life insurance; and

•	accident and specialty association insurance.

Results

Disability and Life segment earnings increased in 2005, primarily reflecting:

•	favorable mortality experience in the life and accident insurance businesses;

•	improved operating expense margins; and

•	continued strong disability earnings.

Disability and Life segment earnings increased in 2004, primarily reflecting:

•	favorable mortality experience in the life insurance business;

•	improved expense management in part due to restructuring related actions; and

•	higher premiums and fees in the disability and life insurance businesses.

These factors were partially offset by lower results in the accident and specialty association businesses.

Premiums and Fees

Premiums and fees increased in 2005 and 2004 primarily reflecting higher new business and strong customer retention in both the life and disability insurance businesses.

INTERNATIONAL

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$1,243	$1,026	$855
Net investment income	71	58	49
Other revenues	(4)	5	11

Segment revenues	1,310	1,089	915
Benefits and expenses	1,155	971	830

Income before taxes	155	118	85
Income taxes	46	42	30

Segment earnings	$109	$76	$55

Realized investment gains, net of taxes	$—	$1	$5

Special items (after-tax) included in segment earnings:
IRS tax settlement	$7	$—	$—
Gain on sale of Japanese pension operations	$—	$—	$5

Results

Excluding the special item noted above, International segment earnings increased in 2005 primarily due to:

•	strong revenue growth in the life, accident and health insurance business, particularly in South Korea; and

•	earnings growth in the expatriate employee benefits business.

Excluding the special item noted in 2003, International segment earnings increased in 2004 primarily due to:

•	strong revenue growth in the life, accident and health insurance business, particularly in South Korea;

•	favorable prior year claims development as well as membership growth in the expatriate employee benefits business; and

•	the positive impact of the divestiture of non-strategic businesses.

Premiums and Fees

Premiums and fees increased in 2005 and 2004 reflecting:

•	new sales growth and improved customer retention in the life, accident and health insurance operations, particularly in South Korea; and

•	higher premiums and fees for the expatriate employee benefits business resulting from membership growth.

Other Matters

International’s products include coverages for employees and individuals who may be exposed to acts of terrorism, the events of a war zone or natural disasters. These risks could result in a concentration of loss if a single adverse event affected many covered individuals, and in certain situations could lead to losses that could be material to segment earnings and CIGNA’s consolidated results.

South Korea represents the single largest geographic market for CIGNA’s international businesses. In 2005, South Korea generated 27% of International’s revenues and 41% of its segment earnings. International’s business in South Korea would be vulnerable to adverse consumer credit conditions in that country. In addition, geopolitical and economic events in South Korea could have a significant impact on the International segment.

RUN-OFF RETIREMENT

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$2	$215	$271
Net investment income	144	467	1,413
Other revenues	348	562	(126)

Segment revenues	494	1,244	1,558
Benefits and expenses	180	828	1,238

Income before taxes	314	416	320
Income taxes	105	134	98

Segment earnings	$209	$282	$222

Realized investment gains, net of taxes	$5	$296	$32

Special items (after-tax) included in segment earnings:
Accelerated recognition of deferred gain on sale of retirement benefits business	$204	$220	$—
Net charge associated with modified coinsurance arrangements	$(8)	$(25)	$—
Effect of new accounting pronouncement ( see Note 2 to the Financial Statements)	$—	$(11)	$—
Reduction in allowance against amounts recoverable from pension policyholders	$—	$—	$33

Segment earnings for Run-off Retirement include:

•	gain recognition related to the sale of the retirement benefits business;

•	results of modified coinsurance arrangements;

•	expenses associated with the run-off of this business; and

•	results of the retirement benefits business prior to the April 2004 sale.

Since completing the sale of the retirement benefits business on April 1, 2004, net investment income represents amounts associated with the portion of the retirement benefits business reinsured under modified coinsurance arrangements and is offset by amounts included in benefits and expenses.

Results

Run-off Retirement segment earnings include the special items noted in the table above. Excluding these items, segment earnings decreased for 2005 due to the absence of earnings after the sale of this business in 2004 and due to lower normal deferred gain amortization reflecting significant acceleration of gains in 2004 and early 2005 resulting from transfers of underlying contracts to the buyer of the retirement benefits business.

Excluding special items, segment earnings decreased in 2004 primarily due to the sale of the retirement benefits business and higher compensation and related benefit expenses to retain key employees associated with this business. These decreases were partially offset by the recognition of normal deferred gain amortization.

Other Revenues

Other revenues include:

(In millions, pre-tax)	2005	2004		2003

Normal deferred gain amortization	$24	$80		$—
Accelerated deferred gain amortization	$322	$342	*	$—
Changes in fair value of securities supporting experience-rated pension policyholder contracts	$—	$165		$(126)

* Of this amount, $338 million is noted as a special item.

MANAGEMENT’SDISCUSSIONANDANALYSIS

RUN-OFF REINSURANCE

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$92	$80	$84
Net investment income	99	92	82
Other revenues	(48)	(162)	(551)

Segment revenues	143	10	(385)
Benefits and expenses	219	118	155

Loss before taxes (benefits)	(76)	(108)	(540)
Income taxes (benefits)	(12)	7	(181)

Segment loss	$(64)	$(115)	$(359)

Realized investment gains (losses), net of taxes	$(2)	$5	$13

Special item (after-tax) included in segment earnings:
Reserve charge on guaranteed minimum death benefit contracts	$—	$—	$(286)

CIGNA’s reinsurance businesses are in run-off. No new reinsurance business has been underwritten since the sale of the U.S. individual life, group life and accidental death reinsurance business in 2000.

Results

Segment loss for Run-off Reinsurance was lower in 2005 reflecting:

•	lower reserve increases for personal accident and workers’ compensation lines of business; and

•	lower reserves for credit risk.

Excluding the special item noted above, segment loss in 2004 was higher than 2003 due to:

•	increases in reserves for disputed contracts and reserves for credit risk; and

•	increases to a valuation allowance against deferred tax assets from continued losses.

These factors were partially offset by lower reserve increases in the workers’ compensation and personal accident businesses.

Other Revenues

CIGNA maintains a program to substantially reduce the equity market exposures relating to guaranteed minimum death benefit contracts by entering into exchange-traded futures contracts and foreign currency forward contracts (see below). Other revenues include pre-tax losses of $48 million in 2005, $165 million in 2004 and $550 million in 2003 from these contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses. The notional amount of the futures contract positions held by CIGNA at December 31, 2005 was $1.0 billion. There were no foreign currency forward contracts held at December 31, 2005.

Other Matters

Guaranteed minimum death benefit contracts. CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. CIGNA has equity and other market exposures as a result of this product.

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

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA’s liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002 with the implementation of the program to reduce equity market exposure discussed below, the favorable and unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related futures gains or losses.

The determination of liabilities for guaranteed minimum death benefits requires CIGNA to make critical accounting estimates. CIGNA describes the assumptions used to develop the reserves for these death benefits, and provides the effects of hypothetical changes in those assumptions on page 26. See Note 6 to the Financial Statements for additional information about these assumptions and the reserve balances.

During the first quarter of 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $11 million ($17 million pre-tax). This charge primarily resulted from an update to lapse assumptions based on emerging experience. The charge also reflects updates to partial surrender assumptions, reflecting the impact of stock market declines, as well as other assumptions. Also in 2005, CIGNA updated its mortality and expense assumptions for these contracts.

In the second quarter of 2003, CIGNA recognized an after-tax charge of $286 million ($441 million pre-tax) to increase reserves following an analysis of experience and reserve assumptions ( see Note 6 to the Financial Statements for additional information on this charge). Prior to the second quarter of 2003, CIGNA’s experience of partial surrenders under its guaranteed minimum death benefit contracts was not sufficient to support an explicit reserve assumption. Separately, from mid-2002 through the first quarter of 2003, CIGNA experienced continued adverse mortality development under these contracts. During the second quarter of 2003, CIGNA conducted a special review of the emerging partial surrender activity to determine if sufficient credible data existed for an explicit reserve assumption. The review also included a detailed study of other reserve assumptions, including mortality, to validate the cause of the adverse experience and to determine whether or not long-term mortality expectations should be changed.

As a result of the review, CIGNA recorded the after-tax charge of $286 million referenced above consisting of the following:

•	$169 million for the addition of an explicit assumption for both actual and projected future partial surrenders. This estimate is based on annual election rates that vary depending on the net amount at risk for each policy ( see Note 6 for more information);

•	$56 million primarily reflecting refinements to assumptions relating to the timing of lapses, death benefits and premiums to better reflect CIGNA’s experience;

•	$39 million due to higher assumed mortality reflecting adverse experience based on contractholder deaths during the period from late 2000 into 2003; and

•	$22 million resulting from a decrease in assumed mean investment performance reflecting experience and future expectations based on history for similar investments and considering CIGNA’s program to reduce equity market exposures (described below).

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

During 2003, CIGNA began using foreign currency forward contracts as part of its program to reduce international equity market risks associated with this business. During 2005, CIGNA replaced these forward contracts with foreign currency futures contracts. CIGNA expects to adjust the futures contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments. For further information and details on these contracts and the program adopted to reduce related equity market risk, refer to Note 6 of the Financial Statements.

As of December 31, 2005, the aggregate fair value of the underlying mutual fund investments was approximately $40.2 billion. The death benefit coverage in force as of that date (representing the amount that CIGNA would have to pay if all 1.0 million contractholders had died on that date) was approximately $7.0 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments.

Guaranteed minimum income benefit contracts. CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. See page 43 for further information about these contracts.

Unicover and other run-off reinsurance. The Run-off Reinsurance operations participate in a workers’ compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. The pool purchased significant reinsurance (retrocessional) protection for its assumed risks. Disputes concerning these retrocessional contracts have resulted in a number of arbitrations, most of which have been resolved or settled. The remaining disputes are expected to be resolved in 2006.

Run-off Reinsurance also includes other (non-Unicover) workers’ compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA is in dispute and arbitration with some ceding companies over the amount of liabilities assumed under their contracts, and expects that these disputes and arbitrations will be substantially resolved by the end of 2007.

In addition, CIGNA obtained retrocessional reinsurance coverage for a significant portion of its liabilities under these contracts and some of these retrocessionaires have disputed the validity of their contracts with CIGNA. Many of these disputes with retrocessionaires have been resolved or settled. Most of the remaining significant disputes relating to the retrocessional reinsurance coverage are expected to be resolved in 2006. CIGNA bears the risk of loss if the retrocessionaires are unable to meet their reinsurance obligations to CIGNA.

Unfavorable claims experience related to workers’ compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

MANAGEMENT’SDISCUSSIONANDANALYSIS

Summary. CIGNA’s reserves for amounts recoverable from retrocessionaires, as well as for underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2005, based on current information. However, it is possible that future developments could have a material adverse effect on CIGNA’s consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA’s financial condition.

OTHER OPERATIONS

(In millions)

Financial Summary	2005	2004	2003

Premiums and fees	$116	$124	$159
Net investment income	465	475	517
Other revenues	100	173	216

Segment revenues	681	772	892
Benefits and expenses	512	559	720

Income before taxes	169	213	172
Income taxes	39	71	61

Segment earnings	$130	$142	$111

Realized investment gains (losses), net of taxes	$(11)	$24	$(35)

Special items included in segment earnings:
IRS tax settlement	$11	$—	$—
Gain on sale of investment advisory businesses	$—	$12	$—

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;

•	corporate life insurance (including policies on which loans are outstanding);

•	settlement annuity business; and

•	certain investment management services (a significant portion of which were sold in 2004).

Results

Excluding the special item noted above, segment earnings for Other Operations in 2005 reflect:

•	the absence of a favorable reserve adjustment recorded in 2004 related to participating corporate life insurance policies;

•	the absence of severance and employee retention costs recorded in 2004 associated with the investment operations supporting the sold retirement benefits business; and

•	favorable tax adjustments.

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

CORPORATE

(In millions)

Financial Summary	2005	2004	2003

Segment loss	$(12)	$(114)	$(127)

Special items (after-tax) included in segment loss:
IRS tax settlement	$63	$—	$—
Cost reduction charge	$(19)	$(20)	$(9)
Federal tax refund	$—	$28	$—

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

Excluding special items, the decline in 2005 segment loss reflects:

•	lower stock compensation expense primarily due to a decrease in the number of stock options granted and higher forfeitures;

•	favorable tax adjustments;

•	overhead costs included in 2004 associated with the sold retirement benefits business; and

•	costs recorded in 2004 associated with retiring $76 million of long-term debt.

Excluding special items, the loss increased in 2004 primarily due to:

•	the inclusion of overhead costs previously allocated to the sold retirement benefits business;

•	costs associated with retiring $76 million of long-term debt; and

•	higher stock option expenses in 2004.

These factors were partially offset by higher investment income, lower expenses and favorable tax adjustments.

DISCONTINUED OPERATIONS

(In millions)

Financial Summary	2005	2004	2003

Loss before income tax benefits	$—	$—	$(3)
Income tax benefits	(349)	—	(1)

Income (loss) from operations	349	—	(2)
Gains on sales, net of tax of $25	—	—	50

Income from discontinued operations, net of taxes	$349	$—	$48

Income from discontinued operations in 2005 represents income tax benefits recognized in 2005 from past divestitures. See page 24 for additional information.

Income from discontinued operations in 2003 was primarily after-tax gains on sales of businesses, including:

•	$32 million related to Lovelace ( see page 30); and

•	$18 million related to the Brazilian health care operations ( see page 30).

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2005	2004	2003

Short-term investments	$439	$71	$147
Cash and cash equivalents	$1,709	$2,519	$1,392
Short-term debt	$100	$—	$—
Long-term debt	$1,338	$1,438	$1,500
Shareholders’ equity	$5,360	$5,203	$4,607

Liquidity

CIGNA normally meets its operating requirements by:

•	maintaining appropriate levels of cash, cash equivalents and short-term investments;

•	using cash flows from operating activities; and

•	matching investment maturities to the estimated duration of the related insurance and contractholder liabilities ( see page 46 for additional information).

CIGNA’s insurance and HMO subsidiaries are subject to regulatory restrictions that limit the amount of dividends or other distributions (such as loans or cash advances) these subsidiaries may provide to the parent company without prior approval of regulatory authorities. CIGNA does not expect these restrictions to limit the use of operating cash flows of the insurance and HMO subsidiaries for CIGNA’s general corporate purposes.

See Note 15 for additional information.

Cash flows from continuing operations for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Operating activities	$718	$1,450	$2,415
Investing activities	$258	$1,218	$(796)
Financing activities	$(1,785)	$(1,541)	$(1,802)

Cash and cash equivalents decreased $810 million in 2005 and increased $1.1 billion in 2004.

Cash flows from operating activities consist of cash receipts and disbursements for premiums and fees, gains (losses) recognized in connection with CIGNA’s program to manage equity market risk related to reinsured guaranteed minimum death benefit contracts, investment income, taxes, and benefits and expenses.

2005:

The full year decrease in cash flows from operating activities was affected by the following items in 2005 and 2004:

•	absence of the 2004 net proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts of $1.0 billion. These proceeds were used to fund most of the 2004 withdrawals from contractholder deposit funds discussed below under financing;

•	2005 voluntary pension contributions of $440 million;

•	lower tax payments in 2005 compared with 2004 of $552 million, primarily due to the taxes paid in 2004 related to the sale of the retirement benefits business and a refund received in 2005 associated with the sale of the property and casualty insurance business (reported as discontinued operations); and

•	lower losses in 2005 compared with 2004 of $117 million associated with futures and forward contracts entered into as part of a program to manage equity market risks in the run-off reinsurance segment.

Excluding these items, cash flow from operating activities increased. The decline in cash revenues, which resulted from membership losses in the health care operations, was more than offset by lower paid benefits and operating expenses.

Cash provided by investing activities primarily consists of:

•	net sales of investments ($338 million), partially offset by;

•	net purchases of property and equipment ($61 million).

Cash used in financing activities consists of:

•	repurchase of and payments of dividends on common stock ($1.6 billion);

•	net withdrawals from contractholder deposit funds ($284 million); and

•	change in cash overdraft position ($216 million).

MANAGEMENT’SDISCUSSIONANDANALYSIS

These factors were partially offset by proceeds of $346 million from issuances of common stock due to stock option exercises.
2004:
The decline in cash flows from operating activities compared with 2003 primarily reflects the following factors:

•	net tax payments in 2004 of $687 million compared with tax refunds in 2003 of $245 million (primarily reflecting loss carrybacks attributable to net losses reported in 2002);

•	lower cash flow as a result of the sale of the retirement benefits business in 2004;

•	higher contributions to CIGNA’s pension trust; and

•	payment of $70 million related to the provider class action litigation (charges reported in the prior year).
These decreases were partially offset by the following:

•	an increase in net proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts of $182 million. Such proceeds were used to fund most of the withdrawals from contractholder deposit funds discussed below under financing; and

•	lower losses in 2004 compared with 2003 of $385 million associated with futures and forward contracts entered into as part of a program to manage equity market risks in the Run-off Reinsurance segment.
Cash provided by investing activities primarily consists of:

•	proceeds from the sale of the retirement benefits business of $2.1 billion, partially offset by;

•	net purchases of investments ($841 million); and

•	net purchases of property and equipment ($38 million).
Cash used in financing activities consists of:

•	repurchase of and payments of dividends on common stock ($776 million);

•	net withdrawals from contractholder deposit funds ($739 million); and

•	repayment of debt ($76 million).
Interest Expense
Interest expense was $105 million in 2005, $107 million in 2004 and $111 million in 2003.
Capital Resources
CIGNA’s capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) provide protection for policyholders, furnish the financial strength to underwrite insurance risks and facilitate continued business growth.

Senior management, guided by regulatory requirements and rating agency capital guidelines, determines the amount of capital resources that CIGNA maintains. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.
CIGNA has sufficient capital resources to:

•	provide capital necessary to support growth and maintain or improve the financial strength ratings of subsidiaries;

•	consider acquisitions that are strategically and economically advantageous; and

•	return capital to investors through share repurchase.
CIGNA has $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.
In May 2004, CIGNA entered into a three-year syndicated revolving credit and letter of credit agreement for $1.0 billion. Of this amount, up to $600 million may be used to support an internal reinsurance arrangement.
Liquidity and Capital Resources Outlook
The availability of resources at the parent/holding company level is partially dependent on dividends from CIGNA’s subsidiaries, most of which are subject to regulatory restrictions and rating agency capital guidelines. CIGNA expects, based on current projections for cash activity (including projections for dividends from subsidiaries), to have sufficient liquidity to meet its obligations, including:

•	debt service requirements and dividend payments to CIGNA shareholders; and

•	pension plan funding requirements.
However, if CIGNA’s projections are not realized, the demand for funds could exceed available cash if:

•	management uses cash for investment opportunities;

•	a substantial insurance or contractholder liability becomes due before related investment assets mature;

•	a substantial increase in funding is required for CIGNA’s program to reduce the equity market risks associated with the guaranteed minimum death benefit contracts; or

•	regulatory restrictions prevent the insurance and HMO subsidiaries from distributing cash to the parent company.
In those cases, CIGNA has the flexibility to satisfy liquidity needs through short-term borrowings, such as lines of credit.

See page 30 for information on the accelerated contributions in 2005 to CIGNA’s pension plans.

Ratings

CIGNA and certain of its insurance subsidiaries are rated by nationally recognized rating agencies. Ratings are always subject to change and there can be no assurance that CIGNA’s current ratings will continue for any given period of time. As of February 21, 2006, the current ratings of CIGNA and CG Life were as follows:

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

For additional information, refer to the Ratings section in CIGNA’s 2005 Form 10-K.

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

Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business:

•	CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA or an affiliate of the buyer has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2005, employers maintained assets that exceeded the benefit obligations. Benefit obligations under these arrangements were $2.1 billion as of December 31, 2005. As of December 31, 2005, approximately 80% of these guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2005.

•	CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. These guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business. These guaranteed benefit obligations were $30 million as of December 31, 2005. CIGNA had no additional liabilities for these guarantees as of December 31, 2005.

Other financial guarantees. CIGNA had indemnification obligations to lenders of up to $336 million as of December 31, 2005 related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures’ real estate properties with fair values in excess of the loan amounts and mature at various dates from 2006 to 2017. CIGNA’s indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2005.

To enhance investment returns, CIGNA guaranteed principal payments for groups of primarily investment grade corporate debt issuers by entering into Dow Jones indexed credit default swaps with notional amounts of $290 million as of December 31, 2005. Under these contracts, CIGNA receives periodic fees to provide future payment if an issuer of an underlying corporate bond defaults on scheduled payments or files for bankruptcy through 2010. If a default or bankruptcy occurs, CIGNA will make payment for par value of the underlying corporate bond and may subsequently sell or hold that bond as an invested asset. CIGNA has recorded liabilities of less than $1 million for the fair value of these indexed credit default swaps as of December 31, 2005.

MANAGEMENT’SDISCUSSIONANDANALYSIS

As of December 31, 2005, CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. Guarantees of $21 million expire in 2006 and $28 million expire in 2012.

CIGNA had additional liabilities for these guarantees of $2 million as of December 31, 2005.

CIGNA guaranteed construction loans of $23 million as of December 31, 2005 related to real estate joint venture investments. The loans are secured by joint venture real estate property with fair values in excess of the loan amounts and mature by 2008, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. There were no liabilities required for these guarantees as of December 31, 2005.

CIGNA had indemnification obligations as of December 31, 2005 in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these obligations, since not all amounts due under these indemnification obligations are subject to limitation. As of December 31, 2005, aggregate liabilities for these obligations were less than $5 million.

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

During 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $9 million ($14 million pre-tax). This charge primarily reflects updates to the lapse assumption. See page 27 for additional information on critical accounting estimates for these contracts.

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical adverse assumptions defined as follows:

•	No annuitants surrendered their accounts; and

•	All annuitants lived to elect their benefit; and

•	All annuitants elected to receive their benefit on the first available date (beginning in 2006 through 2014); and

•	All underlying mutual fund investment values remained at the December 31, 2005, value of $3.3 billion, with no future returns.

The maximum potential undiscounted payment that CIGNA would make under those assumptions would aggregate to $1.3 billion before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote and expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts.

As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $48 million. CIGNA had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005. As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and amounts recoverable from reinsurers of $39 million. CIGNA also had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004.

See Note 20(C) to the Financial Statements for further information.

Contractual obligations. The maturities of CIGNA’s principal contractual cash obligations, as of December 31, 2005, are estimated to be as follows:

(In millions, on an undiscounted basis)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

On-Balance Sheet:
Insurance liabilities:
Contractholder deposit funds	$5,129	$946	$773	$629	$2,781
Future policy benefits	11,957	649	1,059	955	9,294
Health Care medical claims payable	1,165	1,147	16	—	2
Unpaid claims and claim expenses	5,011	1,406	991	680	1,934
Short-term debt	100	100	—	—	—
Long-term debt	2,427	102	557	139	1,629
Non-recourse obligations	79	20	29	4	26
Other long-term liabilities	492	158	160	52	122
Off-Balance Sheet:
Purchase obligations	1,034	733	242	44	15
Operating leases	447	85	144	83	135

Total	$27,841	$5,346	$3,971	$2,586	$15,938

•	Insurance liabilities. Contractual obligations on insurance liabilities represent estimated benefit payments for health, life and disability insurance policies and annuity contracts less amounts CIGNA expects to recover under certain reinsurance arrangements. Actual obligations in any single year will vary based on actual morbidity, mortality, lapse and withdrawal experience. The amounts associated with the sold retirement benefits and individual life insurance and annuity businesses are excluded from the table above as net cash flow associated with them does not impact CIGNA. The total amount of these reinsured reserves excluded is approximately $7.8 billion. The sum of the obligations presented above exceeds the corresponding insurance liabilities of $16.5 billion recorded on the balance sheet because these liabilities reflect discounting for interest. CIGNA manages its investment portfolios to generate cash flows needed to satisfy contractual obligations. Any shortfall from expected yields could result in increases to recorded reserves and adversely impact results of operations.

•	Short-term debt represents current maturities of long-term debt.

•	Long-term debt includes scheduled interest payments.

•	Non-recourse obligations represent principal and interest payments for which repayment may be limited to the value of specified assets, such as real estate properties held in joint ventures.

•	Other long-term liabilities. These items are presented in accounts payable, accrued expenses and other liabilities in CIGNA’s consolidated balance sheet. This table includes estimated payments for pension and other postretirement and postemployment benefit obligations, supplemental and deferred compensation plans, interest rate and foreign currency contracts and certain reinsurance liabilities. Estimated payments of $105 million for deferred compensation, non-qualified and International pension plans and other postretirement and postemployment benefit plans are expected to be paid in less than one year. CIGNA expects to make additional payments subsequent to 2006 for these obligations, however subsequent payments have been excluded from the table as their timing is based on plan assumptions which may materially differ from actual activities ( see Note 8 to the Financial Statements for further information on pension and other postretirement benefit obligations). CIGNA does not expect to make qualified domestic pension plan contributions in 2006, assuming no changes to minimum funding requirements. Current Congressional discussions to change minimum funding requirements may increase CIGNA’s required funding and result in additional contributions in 2006.

•	Purchase obligations. As of December 31, 2005, purchase obligations consisted of estimated payments required under contractual arrangements for future services and investment commitments as follows (in millions):

Fixed maturities	$13
Mortgage loans	360
Real estate	9
Limited liability entities (other long-term investments)	389

Total investment commitments	771
Future service commitments	263

Total purchase obligations	$1,034

•	Operating leases. For additional information, see Note 18 to the Financial Statements.

Share Repurchase

CIGNA has a share repurchase program, which was authorized by its Board of Directors. Decisions to repurchase shares depend on market conditions and alternative uses of capital.

CIGNA repurchased 15.4 million shares in 2005 for $1.6 billion, and 10.0 million shares in 2004 for $690 million. The total remaining share repurchase authorization as of February 21, 2006, was $650 million.

See also the table in Part II, Item 5 of CIGNA’s Form 10-K for more information on share repurchase activity for the year ended December 31, 2005.

MANAGEMENT’SDISCUSSIONANDANALYSIS

INVESTMENT ASSETS

Additional information regarding CIGNA’s investment assets and related accounting policies is included in Notes 2, 10, 11 and 14 to the Financial Statements and in CIGNA’s 2005 Form 10-K.

Fixed Maturities

Investments in fixed maturities (bonds) include publicly traded and privately placed debt securities, mortgage and other asset-backed securities and preferred stocks redeemable by the investor. Fixed maturities also include securities classified as trading.

The fair value of investments in fixed maturities as of December 31 was as follows:

(In millions)	2005	2004

Federal government and agency	$914	$834
State and local government	2,512	2,661
Foreign government	818	833
Corporate	9,489	9,961
Federal agency mortgage-backed	44	101
Other mortgage-backed	504	873
Other asset-backed	666	767

Total	$14,947	$16,030

Quality ratings. As of December 31, 2005, $14.1 billion, or 95%, of the fixed maturities in CIGNA’s investment portfolio were investment grade (Baa and above, or equivalent), and the remaining $0.8 billion were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. The fair value of private placement investments was $5.8 billion as of December 31, 2005, and $6.2 billion as of December 31, 2004. CIGNA maintains controls on its participation in private placement investments. In particular, CIGNA performs a credit analysis of each issuer, diversifies investments by industry and issuer and requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted. See “Critical Accounting Estimates” on page 28 for additional information.

Because of the higher yields and the inherent risk associated with privately placed investments and below investment grade securities, gains or losses from such investments could significantly affect future results of operations. However, management does not expect such gains or losses to be material to CIGNA’s liquidity or financial condition.

Mortgage Loans

CIGNA’s mortgage loans are diversified by property type, location and borrower to reduce exposure to potential losses. Loans are secured by the related property and are generally made at less than 75% of the property’s value. CIGNA routinely monitors and evaluates the status of its mortgage loans by reviewing loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

Problem and Potential Problem Investments

“Problem” bonds and mortgage loans are either delinquent by 60 days or more or have been restructured as to terms (interest rate or maturity date). “Potential problem” bonds and mortgage loans are fully current, but management believes they have certain characteristics that increase the likelihood that they will become “problems.” For example, CIGNA considers mortgage loans to be potential problems if the borrower has requested restructuring, or principal or interest payments are past due by more than 30 but fewer than 60 days.

CIGNA recognizes interest income on “problem” bonds and mortgage loans only when payment is actually received because of the risk profile of the underlying investment. The amount that would have been reflected in net income if interest on non-accrual investments had been recognized in accordance with the original terms was $6 million in 2005, $13 million in 2004 and $8 million in 2003.

The following table shows problem and potential problem investments, net of valuation reserves and write-downs as of December 31:

(In millions)	2005	2004

Problem bonds	$25	$37
Potential problem bonds	$45	$44
Problem mortgage loans	$10	$65
Potential problem mortgage loans	$47	$72
Foreclosed real estate	$—	$10

Problem mortgages decreased in 2005 primarily as a result of loan payoffs. In addition, CIGNA sold the remaining foreclosed real estate in 2005.

Summary

The effect of investment asset write-downs and changes in valuation reserves on CIGNA’s net income are shown below. Other includes amounts attributable to future policy benefits for certain annuities and experience-rated pension policyholder contracts and a modified coinsurance arrangement associated with the sold retirement benefits business.

(In millions)	2005	2004	2003

CIGNA	$14	$16	$103
Other	$2	$8	$61

CIGNA’s portion of these losses is a component of realized investment results. The 2004 amounts attributable to policyholder contracts generally decreased because securities supporting experience-rated pension policyholder business were classified as trading beginning in October 2003 through April 1, 2004, when the retirement benefits business was sold.

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

MARKET RISK

Financial Instruments

CIGNA’s assets and liabilities include financial instruments subject to the risk of potential losses from adverse changes in market rates and prices. CIGNA’s primary market risk exposures are:

•	Interest-rate risk on fixed-rate, domestic, medium-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return.

•	Foreign currency exchange rate risk of the U.S. dollar to the South Korean won, Taiwan dollar, Hong Kong dollar, Chilean peso, EURO, New Zealand dollar and British pound. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.

•	Equity price risk for domestic equity securities and for reinsurance contracts that guarantee minimum death or income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual fund investments.See pages 37 and 43 for further discussion of guaranteed minimum death and income benefit contracts.

CIGNA’s Management of Market Risks

CIGNA predominantly relies on three techniques to manage its exposure to market risk:

•	Investment/liability matching.CIGNA generally selects investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of its related insurance and contractholder liabilities so that CIGNA can match the investments to its obligations. Shorter-term investments support generally shorter-term life and health liabilities. Medium-term, fixed-rate investments support interest-sensitive and health liabilities. Longer-term investments generally support products with longer pay out periods such as annuities and long-term disability liabilities.

•	Use of local currencies for foreign operations.CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies. This substantially limits exchange rate risk to net assets denominated in foreign currencies.

•	Use of derivatives.CIGNA generally uses derivative financial instruments to minimize certain market risks and enhance investment returns.

See Notes 2(C) and 10(G) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

Effect of Market Fluctuations on CIGNA

The examples that follow illustrate the effect of hypothetical changes in market rates or prices on the fair value of certain financial instruments including:

•	hypothetical changes in market rates for interest and foreign currencies primarily for fixed maturities and mortgage loans; and

•	hypothetical changes in market prices for equity exposures primarily for equity securities and contracts that guarantee minimum income benefits.

In addition, hypothetical effects of changes in equity indices, foreign exchange rates and interest rates are presented separately for futures contracts used in a program for guaranteed minimum death benefits and an embedded derivative under a modified coinsurance arrangement.

Management believes that actual results could differ materially from these examples because:

•	these examples were developed using estimates and assumptions;

•	changes in the fair values of all insurance-related assets and liabilities have been excluded because their primary risks are insurance rather than market risk;

•	changes in the fair values of investments recorded using the equity method of accounting and liabilities for pension and other postretirement and postemployment benefit plans (and related assets) have been excluded, consistent with the disclosure requirements; and

•	changes in the fair values of other significant assets and liabilities such as goodwill, deferred acquisition costs, taxes, and various accrued liabilities have been excluded; because they are not financial instruments, their primary risks are other than market risk.

MANAGEMENT’SDISCUSSIONANDANALYSIS

The effects of hypothetical changes in market rates or prices on the fair values of certain of CIGNA’s financial instruments, subject to the exclusions noted above (particularly insurance liabilities), would have been as follows as of December 31:

Market scenario for certain noninsurance financial instruments	Loss in fair value

	2005	2004

100 basis point increase in interest rates	$1.1 billion	$1.1 billion
10% strengthening in U.S. dollar to foreign currencies	$150 million	$130 million
10% decrease in market prices for equity exposures	$30 million	$20 million

The effect of a hypothetical increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling. The effect of a hypothetical strengthening of the U.S. dollar relative to the foreign currencies held by CIGNA was estimated to be 10% of the U.S. dollar equivalent fair value. The effect of a hypothetical decrease in the market prices of equity exposures was estimated based on a 10% decrease in the mutual fund values underlying guaranteed minimum income benefits reinsured by CIGNA and a 10% decrease in the value of equity securities held by CIGNA.

CIGNA uses futures contracts as part of a program to substantially reduce the effect of equity market changes on certain reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. The hypothetical effect of a 10% increase in the S&P 500, Russell 2000, NASDAQ, TOPIX (Japanese), EUROSTOXX and FTSE (British) equity indices and a 10% weakening in the U.S. dollar to the Japanese yen, British pound and EURO would have been a decrease of approximately $100 million in the fair value of the futures contracts outstanding under this program as of December 31, 2005. A corresponding decrease in liabilities for guaranteed minimum death benefit contracts would result from the hypothetical 10% increase in these equity indices and 10% weakening in the U.S. dollar. See Note 6 to the Financial Statements for further discussion of this program and related guaranteed minimum death benefit contracts.

In addition, CIGNA reports the effects of embedded derivatives under a modified coinsurance arrangement that transfers to the buyer of the retirement benefits business certain unrealized changes in fair value due to interest rate and credit risks of the underlying invested assets, primarily fixed maturities and mortgage loans. As of December 31, 2005, a hypothetical 100 basis point decline in interest rates would decrease net income by approximately $15 million for the effects of these embedded derivatives. A hypothetical 200 basis point decline in interest rates would decrease net income by approximately $100 million for the effects of these embedded derivatives. Associated increases in the fair values of the underlying fixed maturities would be reflected in shareholders’ equity.

As noted above, CIGNA manages its exposure to market risk by matching investments to its obligations.

Stock Market Performance

The performance of equity markets can have a significant effect on CIGNA’s businesses, including on:

•	risks and exposures associated with guaranteed minimum death benefit ( see page 37) and income benefit contracts ( see page 43); and

•	minimum pension liabilities since equity securities comprise a significant portion of the assets of CIGNA’s employee pension plans.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements may contain information about financial prospects, economic conditions, trends and other uncertainties. For example, this Management’s Discussion and Analysis includes forward-looking information regarding, among other things, CIGNA’s restructuring programs and activities, litigation and other legal matters, operational improvement in the health care operations, and the outlook for CIGNA’s full year 2006 results. You should not place undue reliance on these forward-looking statements. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increased medical costs that are higher than anticipated in establishing premium rates in CIGNA’s health care operations, including increased use and costs of medical services;

2.	increased medical, administrative, technology or other costs resulting from new legislative and regulatory requirements imposed on CIGNA’s employee benefits businesses (see Employee benefits regulation on page 31 for more information);

3.	challenges and risks associated with implementing the improvement initiatives in the health care operations, the organizational realignment and the reduction of overall CIGNA and health care cost structure, including that operational efficiencies and medical cost benefits do not emerge as expected and that medical membership does not grow as expected;

4.	risks associated with the amount and timing of gain recognition on the sale of CIGNA’s retirement benefits business;

5.	risks associated with pending and potential state and federal class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation and regulatory actions challenging CIGNA’s businesses and the outcome of pending government proceedings and federal tax audits;

6.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA’s businesses, primarily the health care business;

7.	significant changes in interest rates;

8.	downgrades in the financial strength ratings of CIGNA’s insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business;

9.	limitations on the ability of CIGNA’s insurance subsidiaries to dividend capital to the parent company as a result of downgrades in the subsidiaries’ financial strength ratings, changes in statutory reserve or capital requirements or other financial constraints;

10.	inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

11.	adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;

12.	adjustments to the assumptions (including annuity election rates and reinsurance recoverables) used in estimating CIGNA’s assets and liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;

13.	significant stock market declines, which could, among other things, result in increased pension expenses in CIGNA’s pension plan in future periods and the recognition of additional pension obligations;

14.	unfavorable claims experience related to workers’ compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;

15.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA’s operations and investments;

16.	changes in federal laws, such as amendments to income tax laws, which could affect the taxation of employer provided benefits, and pension legislation, which could increase pension cost;

MANAGEMENT’SDISCUSSIONANDANALYSIS

17.	potential public health epidemics and bio-terrorist activity, which could, among other things, cause our covered medical and disability expenses, pharmacy costs and mortality experience to rise significantly, and cause operational disruption, depending on the severity of the event and number of individuals affected; and

18.	risks associated with security or interruption of information systems, which could among other things cause operational disruption.
This list of important factors is not intended to be exhaustive. Other sections of the annual report on Form 10-K, including the “Risk Factors” section, and CIGNA’s quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the Securities and Exchange Commission include both expanded discussion of these factors and additional risk factors and uncertainties that could preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

CIGNA Corporation
Consolidated Statements of Income

(In millions, except per share amounts)

For the years ended December 31,	2005	2004	2003

Revenues
Premiums and fees	$13,695	$14,236	$15,460
Net investment income	1,359	1,643	2,594
Other revenues	1,637	1,774	603
Realized investment gains (losses)	(7)	523	151

Total revenues	16,684	18,176	18,808

Benefits and Expenses
Health Care medical claims expense	6,305	6,616	8,068
Other benefit expenses	3,341	3,648	4,152
Other operating expenses	5,245	5,537	5,740

Total benefits and expenses	14,891	15,801	17,960

Income from Continuing Operations before Income Taxes	1,793	2,375	848

Income taxes (benefits):
Current	123	870	96
Deferred	394	(72)	168

Total taxes	517	798	264

Income from Continuing Operations	1,276	1,577	584
Income from Discontinued Operations, Net of Taxes	349	—	48

Income before Cumulative Effect of Accounting Change	1,625	1,577	632
Cumulative Effect of Accounting Change, Net of Taxes	—	(139)	—

Net Income	$1,625	$1,438	$632

Basic Earnings Per Share:
Income from continuing operations	$10.02	$11.55	$4.18
Income from discontinued operations	2.74	—	0.34

Income before cumulative effect of accounting change	12.76	11.55	4.52
Cumulative effect of accounting change, net of taxes	—	(1.01)	—

Net income	$12.76	$10.54	$4.52

Diluted Earnings Per Share:
Income from continuing operations	$9.83	$11.44	$4.16
Income from discontinued operations	2.69	—	0.34

Income before cumulative effect of accounting change	12.52	11.44	4.50
Cumulative effect of accounting change, net of taxes	—	(1.01)	—

Net income	$12.52	$10.43	$4.50

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods were restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation
Consolidated Balance Sheets

(In millions, except per share amounts)

As of December 31,		2005		2004

Assets
Investments:
Fixed maturities, at fair value (amortized cost, $13,873; $14,711)		$14,947		$16,030
Equity securities, at fair value (cost, $113; $112)		135		139
Mortgage loans		3,934		3,529
Policy loans		1,337		1,594
Real estate		80		78
Other long-term investments		504		478
Short-term investments		439		71

Total investments		21,376		21,919
Cash and cash equivalents		1,709		2,519
Accrued investment income		282		285
Premiums, accounts and notes receivable		1,598		1,628
Reinsurance recoverables		7,018		14,595
Deferred policy acquisition costs		618		544
Property and equipment		638		777
Deferred income taxes		1,087		1,383
Goodwill		1,622		1,620
Other assets, including other intangibles		306		312
Separate account assets		8,609		35,477

Total assets		$44,863		$81,059

Liabilities
Contractholder deposit funds		$9,676		$17,168
Future policy benefits		8,626		8,904
Unpaid claims and claim expenses		4,281		4,327
Health Care medical claims payable		1,165		1,594
Unearned premiums and fees		515		522

Total insurance and contractholder liabilities		24,263		32,515
Accounts payable, accrued expenses and other liabilities		5,127		6,359
Short-term debt		100		—
Long-term debt		1,338		1,438
Nonrecourse obligations		66		67
Separate account liabilities		8,609		35,477

Total liabilities		39,503		75,856

Contingencies — Note 20
Shareholders’ Equity
Common stock (shares issued, 160; 160)		40		40
Additional paid-in capital		2,385		2,360
Net unrealized appreciation, fixed maturities	$195		$390
Net unrealized appreciation, equity securities	24		17
Net unrealized depreciation, derivatives	(14)		(16)
Net translation of foreign currencies	2		2
Minimum pension liability adjustment	(716)		(729)

Accumulated other comprehensive loss		(509)		(336)
Retained earnings		5,162		3,679
Less treasury stock, at cost		(1,718)		(540)

Total shareholders’ equity		5,360		5,203

Total liabilities and shareholders’ equity		$44,863		$81,059

Shareholders’ Equity Per Share		$44.23		$39.41

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods were restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation
Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

(In millions, except per share amounts)

For the years ended December 31,	2005		2004		2003

	Compre- hensive Income	Share- holders’ Equity	Compre- hensive Income	Share- holders’ Equity	Compre- hensive Income	Share- holders’ Equity

Common Stock, beginning of year		$40		$69		$68
Retirement of treasury stock		—		(29)		—
Effect of issuance of stock for employee benefit plans		—		—		1

Common Stock, end of year		40		40		69

Additional Paid-In Capital, beginning of year		2,360		3,647		3,525
Retirement of treasury stock		—		(1,400)		—
Effect of issuance of stock for employee benefit plans		25		113		122

Additional Paid-In Capital, end of year		2,385		2,360		3,647

Accumulated Other Comprehensive Loss, beginning of year		(336)		(54)		(202)
Net unrealized appreciation (depreciation), fixed maturities	$(195)	(195)	$(220)	(220)	$98	98
Net unrealized appreciation (depreciation), equity securities	7	7	(12)	(12)	3	3

Net unrealized appreciation (depreciation) on securities	(188)		(232)		101
Net unrealized appreciation (depreciation), derivatives	2	2	(4)	(4)	(18)	(18)
Net translation of foreign currencies	—	—	16	16	18	18
Minimum pension liability adjustment	13	13	(62)	(62)	47	47

Other comprehensive income (loss)	(173)		(282)		148

Accumulated Other Comprehensive Loss, end of year		(509)		(336)		(54)

Retained Earnings, beginning of year		3,679		9,502		9,055
Net income	1,625	1,625	1,438	1,438	632	632
Effects of issuance of stock for employee benefit plans		(129)		—		—
Retirement of treasury stock		—		(7,204)		—
Common dividends declared (per share: $0.10; $0.41; $1.32)		(13)		(57)		(185)

Retained Earnings, end of year		5,162		3,679		9,502

Treasury Stock, beginning of year		(540)		(8,557)		(8,510)
Repurchase of common stock		(1,621)		(690)		—
Retirement of treasury stock		—		8,633		—
Other, primarily issuance of treasury stock for employee benefit plans		443		74		(47)

Treasury Stock, end of year		(1,718)		(540)		(8,557)

Total Comprehensive Income and Shareholders’ Equity	$1,452	$5,360	$1,156	$5,203	$780	$4,607

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods were restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation
Consolidated Statements of Cash Flows

(In millions)

For the years ended December 31,	2005	2004	2003

Cash Flows from Operating Activities
Net income	$1,625	$1,438	$632
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(349)	—	(48)
Cumulative effect of accounting change, net of taxes	—	139	—
Insurance liabilities	(580)	(771)	(71)
Reinsurance recoverables	93	218	186
Deferred policy acquisition costs	(71)	(99)	(80)
Premiums, accounts and notes receivable	179	358	62
Accounts payable, accrued expenses and other liabilities	(345)	(437)	140
Current income taxes	(265)	179	341
Deferred income taxes	394	(72)	168
Realized investment (gains) losses	7	(523)	(151)
Depreciation and amortization	221	230	246
Gains on sales of businesses (excluding discontinued operations)	(396)	(472)	(92)
Proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts, net of purchases	—	1,049	867
Cash provided by operating activities of discontinued operations	222	—	—
Other, net	(17)	213	215

Net cash provided by operating activities	718	1,450	2,415

Cash Flows from Investing Activities
Proceeds from investments sold:
Fixed maturities	3,028	3,095	7,984
Equity securities	12	154	292
Mortgage loans	612	386	886
Other (primarily short-term investments)	767	2,082	2,611
Investment maturities and repayments:
Fixed maturities	968	766	2,210
Mortgage loans	348	651	1,310
Investments purchased:
Fixed maturities	(3,108)	(4,899)	(11,271)
Equity securities	(15)	(13)	(55)
Mortgage loans	(1,364)	(1,032)	(2,067)
Other (primarily short-term investments)	(910)	(2,031)	(2,820)
Proceeds on sales of businesses, net	—	2,121	231
Property and equipment, net	(61)	(38)	(107)
Other, net	(19)	(24)	—

Net cash provided by (used in) investing activities	258	1,218	(796)

Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds	607	2,368	7,963
Withdrawals and benefit payments from contractholder deposit funds	(891)	(3,107)	(9,349)
Change in cash overdraft position	(216)	(14)	(107)
Net change in short-term debt	—	—	(3)
Repayment of long-term debt	—	(76)	(127)
Repurchase of common stock	(1,618)	(676)	—
Issuance of common stock	346	64	6
Common dividends paid	(13)	(100)	(185)

Net cash used in financing activities	(1,785)	(1,541)	(1,802)

Effect of foreign currency rate changes on cash and cash equivalents	(1)	—	—

Net increase (decrease) in cash and cash equivalents	(810)	1,127	(183)
Cash and cash equivalents, beginning of year	2,519	1,392	1,575

Cash and cash equivalents, end of year	$1,709	$2,519	$1,392

Supplemental Disclosure of Cash Information:
Income taxes paid (received), net of refunds	$135	$687	$(245)
Interest paid	$104	$109	$114

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods were restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

Notes to the Financial Statements

Note 1 – Description of Business

CIGNA Corporation’s subsidiaries provide health care and related benefits offered through the workplace. Key product lines include medical coverages and related specialty health care products, and services such as pharmacy, behavioral health, dental benefits, and disease management as well as group disability, life and accident insurance and disability and workers’ compensation case management and related services. In addition, CIGNA has an international operation that offers products (that are generally similar to those offered domestically) to businesses and individuals in selected markets, and has certain inactive businesses including a run-off retirement operation and a run-off reinsurance operation.

Note 2 – Summary of Significant Accounting Policies

A.	Basis of Presentation

The consolidated financial statements include the accounts of CIGNA Corporation, its significant subsidiaries, and variable interest entities of which CIGNA is the primary beneficiary, which are referred to collectively as “CIGNA.” Intercompany transactions and accounts have been eliminated in consolidation.

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. Amounts recorded in the financial statements reflect management’s estimates and assumptions about medical costs, investment valuation, interest rates and other factors. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

Certain reclassifications have been made to prior years’ amounts to conform to the 2005 presentation including the elimination of certain intercompany purchases and sales of short-term investments in the investing activities section of the statement of cash flows. This reclassification had no net impact to the prior years’ net purchases and sales of short-term investments or the total cash flows from investing activities.

Discontinued Operations. Summarized financial data for discontinued operations (which includes certain tax benefits recognized in 2005 as disclosed in Note 16, the sale of Lovelace Health Systems Inc. and the gain on the sale of the Brazilian health care operations in 2003 as disclosed in Notes 3(D) and 3(E)) is outlined below. Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations.

(In millions)	2005	2004	2003

Loss before income tax benefits	$—	$—	$(3)
Income tax benefits	(349)	—	(1)

Income (loss) from operations	349	—	(2)
Gains on sales, net of taxes of $25	—	—	50

Income from discontinued operations, net of taxes	$349	$—	$48

Variable interest entities. At December 31, CIGNA was the primary beneficiary of certain real estate joint ventures and entities that issue investment products secured by commercial loan pools. As a result, CIGNA consolidated assets and liabilities as follows:

(In millions)	2005		2004

	Real estate joint ventures[1]	Collateralized loan obligations[2]	Real estate joint ventures[1]	Collateralized loan obligations[2]
Assets	$83	$145	$88	$145

Variable rate debt (due in 2007)	$14	$—	$14	$—
Nonrecourse obligations	46	20	46	21
Other liabilities	9	14	7	13

Total liabilities and minority interest	$69	$34	$67	$34

1 Assets are primarily real estate investments and cash and cash equivalents.
2 Assets are primarily fixed maturities and other long-term investments.

B.	Recent Accounting Pronouncements

Other-than-temporary impairment. In 2005, the staff of the Financial Accounting Standards Board (FASB) provided guidance on evaluating fixed maturities and equity securities for other-than-temporary impairment. Because this guidance is largely a summary of existing accounting principles generally accepted in the United States, CIGNA does not expect any material effect in accounting for fixed maturities and equity securities with other-than-temporary impairments at implementation on January 1, 2006. See Note 10 for a review of declines in fair value of fixed maturities and equity securities.

Deferred acquisition costs. In 2005, the American Institute of Certified Public Accountants issued a Statement of Position (SOP), “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts,” for implementation in the first quarter of 2007. The SOP requires that deferred acquisition costs be expensed in full when the original contract is substantially changed by election or amendment of an existing contract feature or by replacement with a new contract. CIGNA expects to implement the SOP for contract changes beginning in the first quarter of 2007 with no material effects to the financial statements.

Stock compensation. On October 1, 2004, CIGNA elected to early adopt Statement of Financial Accounting Standards (SFAS) No. 123 (as revised in 2004 and referred to as SFAS 123R) “Share-Based Payment.” Prior period financial statements were restated to comply with SFAS 123R. This standard requires companies to recognize in net income an estimate of expense for stock awards and options over their vesting periods typically determined as of the date of grant.

NOTESTOTHEFINANCIALSTATEMENTS

Compensation expense for stock options is recorded over their vesting periods based on the estimated fair value of the stock options using an option-pricing model. Compensation expense continues to be recorded for restricted stock grants and deferred stock units over their vesting periods based on fair value, which is equal to the market price of CIGNA common stock on the date of grant.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, which provided additional guidance to stock option expensing provisions under SFAS 123R. This guidance had no significant impact on CIGNA’s early adoption of SFAS 123R; however, CIGNA considered the additional guidance in establishing assumptions to value newly granted stock options under SFAS 123R. See Note 17 for a further discussion of CIGNA’s stock plans and the cost of stock compensation.

Long-duration contracts. Effective January 1, 2004, CIGNA implemented SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.”

The SOP addresses accounting for certain contractual features of investment-related and universal life contracts and for separate accounts. The cumulative effect of implementing the SOP in 2004 was a reduction to net income of $139 million, of which $136 million resulted from recording liabilities for certain experience-rated pension policyholder contracts based on the appreciated value of associated pools of investments, primarily mortgage loans and real estate. CIGNA recorded additional benefits expense of $17 million pre-tax ($11 million after-tax) in 2004 to reflect the post-implementation effect of this accounting requirement. The sale of CIGNA’s retirement benefits business generally resulted in the transfer to the buyer of the pool of investments and securities supporting experience-rated pension policyholder contracts discussed below. See Note 3(A) for information about this sale.

The remaining cumulative effect resulted from implementing the SOP’s requirements applicable to universal life contracts. CIGNA’s accounting for reinsurance of guaranteed minimum death benefit contracts and guaranteed minimum income benefit contracts was not affected by the provisions of the SOP.

Derivative instruments. In April 2003, the FASB issued an amendment and finalized an implementation issue related to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). Implementation of the SFAS 133 amendment and the implementation issue in the third quarter of 2003 had no material effect on CIGNA’s financial statements.

As permitted by the implementation issue and the Statement of Position (SOP) described above, CIGNA reclassified securities supporting experience-rated pension policyholder contracts associated with its retirement benefits business to trading in the fourth quarter of 2003, and reported these securities in a separate balance sheet caption until the sale of the retirement benefits business on April 1, 2004. Under the experience-rating process, unrealized gains and losses recognized for these securities accrued to policyholders. Accordingly, the reclassification did not affect CIGNA’s net income.

Additional information regarding SFAS 133 and the nature and accounting treatment of CIGNA’s derivative financial instruments is included in Note 10(G).

Other postretirement benefits.See Note 8 for a discussion of the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Certain financial instruments. In 2006, the FASB issued an amendment related to SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” for implementation in the first quarter of 2007. The amendment clarifies when certain financial instruments and features of financial instruments must be treated as derivatives and reported on the balance sheet at fair value with changes in fair value reported in net income. CIGNA will implement the amendment beginning with financial instruments acquired in the first quarter of 2007, with no material effects to the financial statements expected at adoption. However, this amendment may affect future income recognition for certain financial instruments if additional derivatives are identified because any changes in their fair values will be recognized in net income in each period.

C.	Financial Instruments

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments may include:

•	various investments (such as fixed maturities, mortgage loans and equity securities);

•	short- and long-term debt; and

•	off-balance-sheet instruments (such as investment and certain loan commitments and financial guarantees).

These instruments may change in value due to interest rate and market fluctuations, and most also have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value. The following table shows the fair values and carrying values of CIGNA’s financial instruments not carried at fair value, at the end of 2005 and 2004:

(In millions)	2005		2004

	Fair Value	Carrying Value	Fair Value	Carrying Value

Mortgage loans	$3,949	$3,934	$3,748	$3,529
Contractholder deposit funds, excluding universal life products	$1,937	$1,953	$9,822	$9,821
Long-term debt	$1,482	$1,338	$1,614	$1,438

Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of the liabilities for contractholder deposit funds using the amount payable on demand and, for those deposit funds not payable on demand, using discounted cash flow analyses. In many cases, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

D.	Investments

CIGNA’s accounting policies for investment assets are discussed below:

Fixed maturities and equity securities. Fixed maturities include bonds, mortgage- and other asset-backed securities and preferred stocks redeemable by the investor. Equity securities include common stocks and preferred stocks that are non-redeemable or redeemable only by the issuer. These investments are primarily classified as available for sale and are carried at fair value with changes in fair value recorded in shareholders’ equity. Fixed maturities and equity securities are considered impaired, and their cost basis is written down to fair value through earnings, when management expects a decline in value to persist (i.e. the decline is “other than temporary”). Fixed maturities include certain securities classified as trading and carried at fair value with changes in fair value reported in other revenues.

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

Policy loans. Policy loans are carried at unpaid principal balances.

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

Other long-term investments. Other long-term investments, which include investments in unconsolidated entities in which CIGNA has significant influence, are carried at cost plus CIGNA’s ownership percentage of reported income or loss. These entities include certain limited partnerships and limited liability companies holding real estate, securities or loans. Also included in other long-term investments are loans to unconsolidated real estate entities secured by the equity interests of these real estate entities. These loans are carried at unpaid principal balances.

Short-term investments. CIGNA classifies short-term investments as available for sale and carries them at fair value, which approximates cost.

Derivative financial instruments.Note 10(G) discusses CIGNA’s accounting policies for derivative financial instruments.

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

NOTESTOTHEFINANCIALSTATEMENTS

Investment gains and losses. Investment gains and losses result from sales, investment asset write-downs, changes in fair value of certain derivatives and changes in valuation reserves based on specifically identified assets. Realized investment gains and losses are net of amounts required to adjust future policy benefits for certain annuities and amounts that were attributable to experience-rated pension policyholder contracts prior to the reclassification of securities in late 2003. Unrealized gains and losses on fixed maturities and equity securities carried at fair value and certain derivatives are included in accumulated other comprehensive income (loss), net of:

•	amounts required to adjust future policy benefits;

•	amounts required to adjust other liabilities under a modified coinsurance arrangement ( See Note 3A for additional information); and

•	deferred income taxes.

E.	Cash and Cash Equivalents

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F.	Reinsurance Recoverables

Reinsurance recoverables are estimates of amounts that CIGNA will receive from reinsurers and are recorded net of amounts management believes will not be received.

G.	Deferred Policy Acquisition Costs

Acquisition costs consist of sales compensation, commissions, premium taxes and other costs that CIGNA incurs in connection with new and renewal business. Depending on the product line they relate to, CIGNA records acquisition costs in different ways. Acquisition costs for:

•	Universal life products are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.

•	Annuity and other individual life insurance (primarily international) and group health indemnity products are deferred and amortized, generally in proportion to the ratio of periodic revenue to the estimated total revenues over the contract periods.

•	Other products are expensed as incurred.

Management estimates the present value of future revenues less expected payments for products for which policy acquisition costs are deferred. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense. There are no deferred policy acquisition costs attributable to the run-off retirement or run-off reinsurance operations. CIGNA recorded in other operating expenses amortization for policy acquisition costs of $149 million in 2005, $154 million in 2004 and $156 million in 2003.

H.	Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet CIGNA’s internal needs, with no plan to market externally. Costs directly related to obtaining, developing or upgrading internal-use software are capitalized. Unamortized internal-use software costs were $306 million at December 31, 2005, and $387 million at December 31, 2004.

Most of the unamortized internal-use software costs relate to CIGNA’s health care business, which has converted to systems and processes designed in recent years to support business growth and service to customers. CIGNA has incurred total costs for this project of approximately $1.1 billion from 1999 through 2005, of which $453 million has been capitalized and $657 million has been expensed as incurred.

Capitalized costs for this multi-year project are amortized over a 7.5 year period. The amounts of amortization will increase as additional members are migrated to the new systems. Accumulated amortization of capitalized amounts for this project was $153 million at December 31, 2005, and $87 million at December 31, 2004.

For other capitalized costs, CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset.

Accumulated depreciation and amortization on property and equipment was $1.4 billion at December 31, 2005 and $1.3 billion at December 31, 2004.

I.	Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. CIGNA evaluates goodwill for impairment annually based on discounted cash flow analyses and writes it down through earnings if impaired. Substantially all goodwill relates to the Health Care segment.

J.	Other Assets, including Other Intangibles

Other assets consist primarily of various insurance-related assets. CIGNA’s other intangible assets include purchased customer lists and provider networks. CIGNA amortizes other intangibles on a straight-line basis over periods from 3 to 10 years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. In 2003, CIGNA recorded a $16 million pre-tax charge ($10 million after-tax) in other operating expenses in the Health Care segment for the impairment of provider contracts that had been terminated or substantially amended. Other assets also include the gain position of certain derivatives ( see Note 10(G)).

The gross carrying value of CIGNA’s other intangible assets was $215 million at December 31, 2005 and $198 million at December 31, 2004. The accumulated amortization was $181 million at December 31, 2005 and $142 million at December 31, 2004.

K.	Separate Account Assets and Liabilities

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

Future policy benefits are liabilities for the present value of estimated future obligations under traditional life and health insurance policies and annuity products currently in force. These obligations are estimated using actuarial methods and primarily consist of reserves for annuity contracts, life insurance benefits, and guaranteed minimum death benefit contracts.

Obligations for annuities represent specified periodic benefits to be paid to an individual or groups of individuals over their remaining lives. Obligations for life insurance policies represent benefits to be paid to policyholders, net of future premiums to be received. Management estimates these obligations based on assumptions as to premiums, interest rates, mortality and surrenders, allowing for adverse deviation. Mortality and surrender assumptions are based on either CIGNA’s own experience or actuarial tables. Interest rate assumptions are based on management’s judgment considering CIGNA’s experience and future expectations, and range from 1.25% to 11.70%. Obligations for certain annuities include adjustments for amounts that would be required had related investments been sold at their current fair values.

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

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under insurance coverages, (primarily long-term disability, workers’ compensation and life and health), for reported claims and for losses incurred but not yet reported. Liabilities for disability insurance policies are based upon benefit payments to be made to policyholders, net of future premiums to be received. Reserves for claims incurred but not yet reported are developed using actuarial methods and assumptions which consider contractual requirements, claim incidence rates, claim resolution rates and other relevant factors. Claim resolution rate assumptions are based on CIGNA’s own experience, typically vary by year of claim incurral and may include a provision for adverse deviation. CIGNA discounts certain claim liabilities related to group long-term disability and workers’ compensation. Interest rate assumptions are based on projected investment returns for the asset portfolios that support these liabilities and range from 3% to 6.5%. When estimates change, CIGNA records the adjustment in benefits and expenses in the period in which in the change in estimate is identified.

O.	Health Care Medical Claims Payable

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

The estimation process for determining these liabilities inherently relies on assumptions and estimates that are subject to change. Each period when new information becomes available, CIGNA records the adjustment in Health Care medical claims expenses in the period in which the change in estimate is identified, although the adjustment may relate to a prior period. Such adjustments to prior period reserves (prior year claim development) may be favorable (claims ultimately settled for less than originally estimated) or unfavorable (claims settled for more than originally estimated).

NOTESTOTHEFINANCIALSTATEMENTS

P.	Unearned Premiums and Fees

Premiums for life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. Fees for mortality and contract administration of universal life products are recognized ratably over the coverage period.

The unrecognized portion of these amounts is recorded as unearned premiums and fees.

Q.	Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities consist principally of pension, postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and insurance-related assessments that management can reasonably estimate. Accounts payable, accrued expenses and other liabilities also include the loss position of certain derivatives ( see Note 10(G)).

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

S.	Premiums and Fees, Revenues and Related Expenses

Premiums for life, accident and health insurance and managed care coverages are recognized as revenue on a pro rata basis over the contract period. Benefits and expenses are recognized when incurred.

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

Revenue for universal life products is recognized as follows:

•	Net investment income on assets supporting universal life products is recognized as earned.

•	Fees for mortality are recognized ratably over the coverage period.

•	Administration fees are recognized as services are provided.

•	Surrender charges are recognized as earned.

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

CIGNA’s participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA’s life insurance subsidiaries. Participating insurance accounted for approximately 2% of CIGNA’s total life insurance in force at the end of 2005, 2004 and 2003.

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

CIGNA generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 16 contains detailed information about CIGNA’s income taxes.

Note 3 – Acquisitions and Dispositions

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

A.	Sale of Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an after-tax gain of $804 million, of which $267 million after-tax was recognized immediately. Of this amount, $259 million after-tax was recorded in realized investment gains and $8 million after-tax was recorded in other revenues. The sales agreement provides for post closing adjustments, however, any future adjustments are not expected to be material to CIGNA’s consolidated results of operations, liquidity or financial condition.

As this transaction was primarily in the form of a reinsurance arrangement under which CIGNA retains the contractual obligation to pay these liabilities, $537 million of the after-tax gain was deferred. Subsequent to the original reinsurance transaction, the buyer of the retirement benefits business has entered into agreements with most of the insured parties relieving CIGNA of any remaining contractual obligation to those parties (novation). Additional such agreements are expected.

The deferred gain is amortized at the rate that earnings from the sold business would have been expected to emerge (primarily 15 years on a declining basis) or until CIGNA is relieved of any remaining contractual obligation. At the time of novation, CIGNA accelerates amortization of a portion of the deferred gain and also reduces the associated contractholder deposit funds, future policy benefits, reinsurance recoverables and separate account balances. In 2005, liabilities decreased by $33.3 billion as a result of novation activity attributable to the sold retirement benefits business. This decrease consisted of $7.0 billion of contractholder deposit funds and future policy benefits as well as $26.3 billion of separate account liabilities. Corresponding decreases in assets of $33.3 billion consisted of $7.0 billion of reinsurance recoverables and $26.3 billion of separate account assets. See Note 7 to the Financial Statements for additional information on reinsurance recoverables associated with the sale of the retirement benefits business.

CIGNA recognized deferred gain amortization in other revenues in the Run-off Retirement segment as follows:

(In millions)	Pre-Tax	After-Tax

2005

Accelerated deferred gain amortization	$322	$204
Normal deferred gain amortization	$24	$16

2004

Accelerated deferred gain amortization	$342	$223
Normal deferred gain amortization	$80	$52

The remaining pre-tax deferred gain as of December 31, 2005 was $66 million.

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

On January 1, 2005, CIGNA transferred the assets of substantially all of the separate accounts related to the retirement benefits business to the buyer. Since the arrangement is primarily modified coinsurance, CIGNA received units of the buyer’s separate accounts and carries those units as separate account assets on its balance sheet for the business not directly assumed by the buyer. At December 31, 2005, there were approximately $4.8 billion of separate account assets and liabilities associated with the business not yet directly assumed by the buyer.

At December 31, 2005, CIGNA had approximately $1.9 billion of invested assets, primarily fixed maturities and mortgage loans, supporting a modified coinsurance arrangement relating to the single premium annuity business sold to the buyer. These invested assets are held in a business trust established by CIGNA. CIGNA pays or receives cash quarterly to settle the results of the reinsured business, including the investment results of the assets underlying the modified coinsurance arrangement.

As a result of this modified coinsurance arrangement, CIGNA has an embedded derivative that transfers to the buyer certain unrealized changes in fair value due to interest rate and credit risks of these assets. CIGNA records these effects in other liabilities and other revenues. To date CIGNA has not recorded any charge or credit for the embedded derivative. A decrease in interest rates could result in a charge to CIGNA’s consolidated net income until the modified coinsurance arrangement ends, which is expected in 2006.

The buyer has given notice that it intends to terminate its reinsurance of the single premium annuity business effective April 1, 2006. Discussions between the two parties continue. If the buyer terminates its reinsurance, CIGNA would retain the single premium annuity business, including the trust assets and the insurance liabilities. CIGNA does not expect the ultimate outcome of these discussions to have a material adverse effect on its consolidated results of operation, liquidity or financial condition.

B.	Sale of Investment Advisory Businesses

In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

NOTESTOTHEFINANCIALSTATEMENTS

C.	Sale of Japanese Pension Operations

In September 2003, CIGNA sold its interest in a Japanese pension operation for cash proceeds of $18 million and recognized an after-tax gain of $5 million in the International segment. The gain was reported in continuing operations since this operation was accounted for under the equity method of accounting.

D.	Sale of Lovelace Health Systems, Inc.

In January 2003, CIGNA sold the operations of Lovelace, an integrated health care system, for cash proceeds of $209 million and recognized an after-tax gain of $32 million, which was reported in discontinued operations.

E.	Sale of Brazilian Health Care Operations

In January 2003, CIGNA sold its Brazilian health care operations. The sale generated an after-tax gain of $18 million, primarily as a result of the disposition of the net liabilities associated with these operations. The gain was reported in discontinued operations.

F.	Sale of Individual Life Insurance and Annuity Business

In 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $800 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). This gain reflects an increase in 2003 of $23 million after-tax resulting from an account review. CIGNA recognized deferred gains of $32 million after-tax in 2005, $37 million after-tax in 2004, and $54 million after-tax in 2003 (which included $13 million as a result of the 2003 review). The remaining deferred gain as of December 31, 2005, was $183 million after-tax.

Note 4 – Earnings Per Share

Basic and diluted earnings per share (EPS) for income from continuing operations are computed as follows for the years ended December 31:

(In millions, except per share amounts)	Basic	Effect of Dilution	Diluted

2005

Income from continuing operations	$1,276	$—	$1,276

Shares (in thousands):
Weighted average	127,348	—	127,348
Options and restricted stock grants		2,458	2,458

Total shares	127,348	2,458	129,806

EPS	$10.02	$(0.19)	$9.83

2004

Income from continuing operations	$1,577	$—	$1,577

Shares (in thousands):
Weighted average	136,493	—	136,493
Options and restricted stock grants		1,391	1,391

Total shares	136,493	1,391	137,884

EPS	$11.55	$(0.11)	$11.44

2003

Income from continuing operations	$584	$—	$584

Shares (in thousands):
Weighted average	139,747	—	139,747
Options and restricted stock grants		663	663

Total shares	139,747	663	140,410

EPS	$4.18	$(0.02)	$4.16

The following outstanding employee stock options as of December 31, were not included in the computation of diluted earnings per share because their effect would have increased diluted earnings per share (antidilutive) as the estimated proceeds from their exercise was greater than the average share price of CIGNA’s common shares for the period.

(In millions)	2005	2004	2003

Antidilutive options	2.6	11.8	15.3

Note 5 – Health Care Medical Claims Payable

Activity in medical claims payable was as follows for the years ended December 31:

(In millions)	2005	2004	2003

Balance at January 1,	$1,594	$2,173	$2,067
Less: Reinsurance and other amounts recoverable	497	719	688

Balance at January 1, net	1,097	1,454	1,379
Incurred related to:
Current year	6,631	6,889	8,237
Prior years	(326)	(273)	(169)

Total incurred	6,305	6,616	8,068
Paid related to:
Current year	5,844	5,914	6,871
Prior years	735	1,059	1,122

Total paid	6,579	6,973	7,993
Balance at December 31, net	823	1,097	1,454
Add: Reinsurance and other amounts recoverable	342	497	719

Balance at December 31,	$1,165	$1,594	$2,173

Medical claims payable are estimated using actuarial models as described in Note 2(O). The estimation process for determining these liabilities inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years result from claims ultimately being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years result from claims ultimately being settled for amounts greater than originally estimated (unfavorable development).

Reinsurance and other amounts recoverable reflect amounts due from policyholders to cover incurred but not reported and pended claims for minimum premium products and certain administrative services only business where the right of offset does not exist.

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

As a result, the gross amount of incurred claims related to prior years, when netted for the factors discussed above, favorably impacted CIGNA’s net income (after-tax) by $137 million in 2005, $106 million in 2004, and $33 million in 2003.

Note 6 – Guaranteed Minimum Death Benefit Contracts

CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. CIGNA has equity and other market exposures as a result of this product.

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

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA’s liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002 with the implementation of the program to reduce equity market exposures discussed below, the favorable and unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related futures gains or losses.

Activity in future policy benefit reserves for these guaranteed minimum death benefit contracts was as follows:

(In millions)	2005	2004	2003

Balance at January 1	$988	$1,182	$1,427
Less: Reinsurance recoverable	30	52	66
Add: Incurred benefits	105	(28)	53
Less: Paid benefits	136	144	284
Add: Reinsurance recoverable	24	30	52

Balance at December 31	$951	$988	$1,182

Benefits paid and incurred are net of ceded amounts. Incurred benefits reflect the favorable or unfavorable impact of a rising or falling equity market on the liability. As discussed below,

NOTESTOTHEFINANCIALSTATEMENTS

losses or gains have been recorded in other revenues as a result of the program to reduce equity market exposures. In addition, incurred benefits in 2005 and 2003 reflect the impact of reserve actions also discussed below.

Management estimates reserves for variable annuity death benefit exposures based on assumptions regarding lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate), volatility and other considerations. These estimates are based on CIGNA’s experience and future expectations. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to a contractholder’s death. Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining the death benefit coverage in effect at the time of the withdrawal. Mean investment performance and fluctuations refer to the market return and market volatility respectively that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

CIGNA regularly evaluates the assumptions used in establishing reserves and changes its estimates if actual experience or other evidence suggests that earlier assumptions should be revised. If actual experience differs from the assumptions and other considerations used in estimating these reserves, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition. See page 26 for the effects of hypothetical changes in those assumptions.

The following provides information about CIGNA’s reserving methodology and assumptions for guaranteed minimum death benefits for December 31, 2005:

•	The reserves represent estimates of the present value of net amounts expected to be paid, less the present value of net future premiums. Included in net amounts expected to be paid is the excess of the guaranteed death benefits over the values of the contractholders’ accounts (based on underlying equity and bond mutual fund investments).

•	The reserves include an estimate for partial surrenders that essentially lock in the death benefit for a particular policy based on annual election rates that vary from 0-23% depending on the net amount at risk for each policy and whether surrender charges apply.

•	The mean investment performance assumption is 5% considering CIGNA’s program to reduce equity market exposures using futures contracts (described below).

•	The volatility assumption is 15-30%, varying by equity fund type; 3-8%, varying by bond fund type; and 1% for money market funds.

•	The discount rate is 5.75%.

•	The mortality assumption is 70-75% of the 1994 Group Annuity Mortality table, with 1% annual improvement beginning January 1, 2000.

•	The lapse rate assumption is 0-15%, depending on contract type, policy duration and the ratio of the net amount at risk to account value.

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

(Dollars in millions)	2005	2004

Highest anniversary annuity value
Account value	$33,370	$38,249
Net amount at risk	$5,902	$7,725
Average attained age of contractholders	66	65
Anniversary value reset
Account value	$2,911	$3,147
Net amount at risk	$108	$178
Average attained age of contractholders	61	60
Other
Account value	$3,891	$4,306
Net amount at risk	$941	$1,080
Average attained age of contractholders	65	64
Total
Account value	$40,172	$45,702
Net amount at risk	$6,951	$8,983
Average attained age of contractholders (weighted by exposure)	66	65
Number of contractholders	1.0 million	1.2 million

During the first quarter of 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $11 million ($17 million pre-tax). This charge primarily resulted from an update to lapse assumptions based on emerging experience. The charge also reflects updates to partial surrender assumptions, reflecting the impact of stock market declines, as well as other assumptions. Also in 2005, CIGNA updated its mortality and expense assumptions for these contracts.

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

During 2003, CIGNA began using foreign currency forward contracts as part of its program to reduce international equity market risks associated with this business. During 2005, CIGNA replaced these forward contracts with foreign currency futures contracts. CIGNA expects to adjust the futures contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

CIGNA recorded in other revenues pre-tax losses of $48 million in 2005, $165 million in 2004, and $550 million in 2003 from the futures and forward contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses. The notional amount of the futures contract positions held by CIGNA at December 31, 2005, was $1.0 billion. There were no foreign currency forward contracts held at December 31, 2005.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. See Note 20 for further information.

Note 7 – Reinsurance

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

Retirement benefits business. CIGNA had a reinsurance recoverable of $1.2 billion at December 31, 2005 and $8.6 billion at December 31, 2004 from Prudential Retirement Insurance and Annuity Company resulting from the sale of the retirement benefits business, which was primarily in the form of a reinsurance arrangement. The reinsurance recoverable is secured primarily by fixed maturities and mortgage loans held in a business trust established by the reinsurer. This recoverable is reduced as CIGNA’s reinsured liabilities are paid or directly assumed by the reinsurer.

Individual life and annuity reinsurance. CIGNA had a reinsurance recoverable of $5.0 billion at December 31, 2005, and $5.2 billion at December 31, 2004, from Lincoln National Corporation that arose from the 1998 sale of CIGNA’s individual life insurance and annuity business to Lincoln through an indemnity reinsurance arrangement.

Unicover and other run-off reinsurance. The Run-off Reinsurance operations participate in a workers’ compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. The pool purchased significant reinsurance (retrocessional) protection for its assumed risks. Disputes concerning these retrocessional contracts have resulted in a number of arbitrations, most of which have been resolved or settled. The remaining disputes are expected to be resolved in 2006.

Run-off Reinsurance also includes other (non-Unicover) workers’ compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA is in dispute and arbitration with some ceding companies over the amount of liabilities assumed under their contracts, and expects that these disputes and arbitrations will be substantially resolved by the end of 2007.

In addition, CIGNA obtained retrocessional reinsurance coverage for a significant portion of its liabilities under these contracts and some of these retrocessionaires have disputed the validity of their contracts with CIGNA. Many of these

NOTESTOTHEFINANCIALSTATEMENTS

disputes with retrocessionaires have been resolved or settled. Most of the remaining significant disputes relating to the retrocessional reinsurance coverage are expected to be resolved in 2006. CIGNA bears the risk of loss if the retrocessionaires are unable to meet their reinsurance obligations to CIGNA.

Unfavorable claims experience related to workers’ compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

CIGNA’s reserves for amounts recoverable from retrocessionaires, as well as for underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2005, based on current information. However, it is possible that future developments could have a material adverse effect on CIGNA’s consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA’s financial condition.

Other reinsurance. CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, either because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

Effects of reinsurance. In CIGNA’s consolidated income statements, premiums and fees were net of ceded premiums, and benefits and expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	2005	2004	2003

Premiums and fees
Short-duration contracts:
Direct	$12,849	$13,183	$14,229
Assumed	414	383	450
Ceded	(156)	(121)	(132)

	13,107	13,445	14,547

Long-duration contracts:
Direct	845	1,071	1,214
Assumed	72	78	86
Ceded:
Individual life insurance and annuity business sold	(270)	(301)	(329)
Other	(59)	(57)	(58)

	588	791	913

Total	$13,695	$14,236	$15,460

Reinsurance recoveries
Individual life insurance and annuity business sold	$332	$326	$298
Other	141	166	168

Total	$473	$492	$466

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fee amounts shown in the above table.

Note 8 – Pension and Other Postretirement Benefit Plans

A.	Pension and Other Postretirement Benefit Plans

CIGNA and certain of its subsidiaries provide pension, health care and life insurance defined benefits to eligible retired employees, spouses and other eligible dependents through various plans.

CIGNA measures the assets and obligations of its domestic pension and other postretirement benefit plans as of December 31. The following table summarizes the projected obligations and assets related to CIGNA’s domestic and international pension and other postretirement benefit plans as of, and for the years ended, December 31:

	Pension Benefits		Other Postretirement Benefits

(In millions)	2005	2004	2005	2004

Change in benefit obligation
Benefit obligation, January 1	$3,952	$3,683	$538	$580
Service cost	72	73	2	2
Interest cost	221	221	27	31
Loss (gain) from past experience	181	244	(31)	(5)
Benefits paid from plan assets	(233)	(227)	(3)	(3)
Benefits paid—other	(31)	(33)	(36)	(36)
Amendments	13	(14)	—	(29)
Curtailment	—	5	(5)	(2)

Benefit obligation, December 31	4,175	3,952	492	538

Change in plan assets
Fair value of plan assets, January 1	2,542	2,356	35	37
Actual return on plan assets	256	263	1	1
Benefits paid	(233)	(227)	(3)	(3)
Contributions	544	150	—	—

Fair value of plan assets, December 31	3,109	2,542	33	35

Net benefit obligation	1,066	1,410	459	503
Unrecognized net gains (losses) from past experience	(1,201)	(1,236)	37	9
Unrecognized prior service cost	4	19	123	136

Net amount recognized in the balance sheet	$(131)	$193	$619	$648

Accrued benefit liability	$971	$1,315	$619	$648
Accumulated other comprehensive loss (after-tax $716, $729)	(1,102)	(1,122)	—	—

Net amount recognized in the balance sheet	$(131)	$193	$619	$648

Pension benefits.During 2005, CIGNA’s minimum pension liabilities decreased due to amortization of losses from past experience and the effects of stock market appreciation on plan assets, partially offset by the reduction of long-term interest rates used to determine the accumulated benefit obligation and updates to plan census data. The net effect was an after-tax increase to shareholders’ equity of $13 million.
During 2004, CIGNA’s minimum pension liabilities increased primarily due to a reduction in long-term interest rates used to determine the accumulated benefit obligation, as well as the annual update of plan participant data, partially offset by the effect of stock market appreciation on plan assets. The net effect was an after-tax decrease to shareholders’ equity of $62 million.
As a result of the effect of equity market declines on the value of pension plan assets in 2002 and earlier and reduced long-term interest rates, CIGNA had underfunded pension plans with accumulated benefit obligations as of December 31, 2005 of $4.1 billion. The fair value of plan assets related to these plans were $3.1 billion and projected benefit obligations were $4.2 billion. The accumulated benefit obligations as of December 31, 2004 were $3.8 billion, the fair values of plan assets were $2.5 billion and projected benefit obligations were $3.9 billion.
CIGNA funds its qualified pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). CIGNA contributed $544 million in 2005 as follows:

•	$104 million for minimum funding requirements for the domestic pension plan and for voluntary contributions to the international pension plans; and

•	$440 million for voluntary contributions to the domestic pension plan, which represent an acceleration of expected contributions to meet minimum funding requirements in 2006 and 2007.
The decision to make voluntary contributions to the domestic pension plan was based upon the favorable economic impact the contributions will have on the funding status of CIGNA’s pension plan, including the potential for reducing future additional funding requirements as well as reducing premiums to the Pension Benefit Guaranty Corporation.
CIGNA does not expect to make domestic plan contributions in 2006, assuming no changes to minimum funding requirements. Current Congressional discussions to change minimum funding requirements may increase CIGNA’s required funding and result in contributions in 2006.
Components of net pension cost, for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Service cost	$72	$73	$80
Interest cost	221	221	221
Expected return on plan assets	(181)	(189)	(200)
Amortization of:
Net loss from past experience	141	104	23
Prior service cost	(1)	(2)	—

Net pension cost	$252	$207	$124

CIGNA also recognized pre-tax curtailment losses for pension benefits in 2004 of $7 million as part of the 2004 operational effectiveness review and sale of the retirement benefits business.
Other postretirement benefits.In 2004, CIGNA recognized the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003, retroactive to January 1, 2004, in determining its accumulated other postretirement benefit obligation and net other postretirement benefit costs. The effects of retroactive application were to reduce the accumulated other postretirement benefit obligation as of January 1, 2004, by approximately $20 million pre-tax and to reduce the net other postretirement benefit cost by less than $1 million pre-tax. In addition, in 2004, CIGNA amended its postretirement medical benefits plan to integrate pharmacy benefits with the 2003 Act and reduced its accumulated other postretirement benefit obligation by $29 million pre-tax.
Unfunded retiree health benefit plans had accumulated benefit obligations of $341 million at December 31, 2005, and $386 million at December 31, 2004. At the end of 2005, retiree life insurance plans with accumulated benefit obligations of $151 million were partially funded with plan assets of $33 million, compared with accumulated benefit obligations of $152 million, partially funded with plan assets of $35 million, at the end of 2004.
Components of net other postretirement benefit cost for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Service cost	$2	$2	$3
Interest cost	27	31	36
Expected return on plan assets	(2)	(2)	(2)
Amortization of:
Net gain from past experience	(2)	—	(1)
Prior service cost	(17)	(16)	(17)

Net other postretirement benefit cost	$8	$15	$19

CIGNA also recognized pre-tax curtailment gains for other postretirement benefits as follows:

(In millions)	2005	2004	2003

Operational effectiveness review	$—	$12	$—
Sale of the retirement benefits business	—	8	—
2002 Health Care restructuring	—	—	12
Dental plan amendment	2	—	—

Total curtailment gains	$2	$20	$12

NOTESTOTHEFINANCIALSTATEMENTS

The estimated rate of future increases in the per capita cost of health care benefits beginning in 2006 was 9%, decreasing to 5% over four years. This estimate reflects CIGNA’s current claim experience and management’s estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2005 reported amounts as follows:

(In millions)	Increase	Decrease

Effect on total service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	$16	$(15)

Plan assets. The following summarizes the fair value of assets related to pension plans as of December 31:

Plan Asset Category	Percent of Total Fair Value		Target Allocation Percentage

	2005	2004	2005

Equity securities	73%	70%	68%
Fixed income	17%	16%	20%
Real estate	5%	8%	7%
Other	5%	6%	5%

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

Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. Most of these separate accounts and investment contracts are reinsured and managed by the buyer of the retirement benefits business. During 2005, the pension plan liquidated its position in CIGNA common stock. At December 31, 2004, plan assets included 292,500 shares of CIGNA common stock with a fair value of $24 million.

The other postretirement plan assets are invested in fixed income investments in the general account of CGLIC.

Assumptions for pension and other postretirement benefit plans. Management determined the present value of the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions as of and for the years ended December 31:

	2005	2004

Discount rate:
Pension benefit obligation	5.5%	5.75%
Other postretirement benefit obligation	5.5%	5.5%
Pension benefit cost	5.75%	6.00%
Other postretirement benefit cost	5.5%	6.15%
Expected return on plan assets:
Projected pension benefit obligation	7.5%	7.5%
Pension benefit cost	7.5%	7.5%
Accumulated other postretirement benefit obligation	5%	7%
Other postretirement benefit cost	7%	7%
Expected rate of compensation increase:
Projected pension benefit obligation	3.5%	3.5%
Pension benefit cost	3.5%	3.5%
Accumulated other postretirement benefit obligation	3%	3%
Other postretirement benefit cost	3%	3%

The discount rates were developed considering actual annualized yields as of the measurement date for high quality, long-term corporate bonds adjusted to reflect the durations of the pension and other postretirement benefit obligations. Expected rates of return on plan assets were developed considering actual historical returns, current and expected market conditions, plan asset mix and management’s investment strategy.

CIGNA uses a market-related asset valuation method to measure domestic pension plan assets invested in equity securities. The market-related value of pension assets recognizes market appreciation or depreciation in the portfolio over 5 years, a method that reduces the short-term impact of market fluctuations.

The average remaining service period of active employees associated with CIGNA’s pension plan is approximately 6 years. The average remaining service period of active employees associated with the other postretirement benefit plans is approximately 10 years.

Changes to CIGNA’s assumptions for the discount rates and expected rate of return on domestic qualified plan assets will not change required cash contributions to the pension plan as CIGNA funds at least the minimum amount required by ERISA. However, for the effects of hypothetical changes in discount rates and the expected rate of return see page 28.

Benefit payments. The following benefit payments, including expected future services, are expected to be paid in:

		Other Postretirement Benefits
(In millions)	Pension Benefits	Gross	Net of Medicare Part D Subsidy

2006	$278	$47	$43
2007	$280	$45	$43
2008	$279	$45	$43
2009	$279	$45	$42
2010	$279	$44	$42
2011-2015	$1,477	$205	$195

B.	401(k) Plans
CIGNA sponsors a 401(k) plan in which CIGNA matches a portion of employees’ pre-tax contributions. Another 401(k) plan with an employer match was frozen in 1999. Participants in the active plan may invest in a fund that invests in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.
CIGNA may elect to increase its matching contributions if CIGNA’s annual performance meets certain targets. A substantial amount of CIGNA’s matching contributions are invested in CIGNA common stock. CIGNA’s expense for these plans was $36 million for 2005 and 2003, and $38 million for 2004.
Note 9 – Cost Reduction Programs

A.	First Quarter 2005 Program
In the first quarter of 2005, CIGNA implemented a plan to further streamline operations in the health care business and in supporting areas. As a result, CIGNA recognized in other operating expenses a pre-tax charge of $51 million ($33 million after-tax) for severance costs during 2005. The table below shows CIGNA’s cost reduction activity (pre-tax) related to severance for this program:

(In millions)	Health Care	Corporate	Total

Total Charges	$22	$29	$51
Total Payments	(16)	(16)	(32)

Balance as of December 31, 2005	$6	$13	$19

B.	Operational Effectiveness Review
In 2004, CIGNA adopted a restructuring program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expenses total pre-tax charges of $86 million ($56 million after-tax).

The table below shows CIGNA’s restructuring activity (pre-tax) related to severance and real estate for this program:

(In millions)	Health Care/ Disability and Life*	Corporate	Total

2004 Activity:
Charges:
Severance	$39	$35	$74
Real estate and other	11	1	12

Total	50	36	86

Payments:
Severance	(28)	(26)	(54)
Real estate and other	(3)	—	(3)

Balance as of December 31, 2004	19	10	29

2005 Activity:
Payments:
Severance	(11)	(10)	(21)
Real estate and other	(3)	—	(3)

Balance as of December 31, 2005	$5	$—	$5

*Includes restructuring charges of $2 million pre-tax in the Disability and Life segment.

C.	Corporate Effectiveness Initiative
In 2003, CIGNA adopted a restructuring program to attain certain operational efficiencies in its corporate staff functions and to achieve additional cost savings. As a result, CIGNA recognized in other operating expenses a pre-tax charge in Corporate of $13 million ($9 million after-tax) for severance costs. This program was substantially completed in 2004.

D.	Fourth Quarter 2002 Program
In 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. During 2003, CIGNA reduced the remaining liability for this program by $23 million pre-tax ($15 million after-tax). These reductions were primarily due to higher than expected attrition (which did not result in severance benefits or costs) and lower costs relating to outplacement and other services. This restructuring program was substantially completed in the fourth quarter of 2003.

NOTESTOTHEFINANCIALSTATEMENTS

Note 10 – Investments

CIGNA’s investments, as recorded on the balance sheet, include amounts attributable to experience-rated pension policyholder contracts up through the sale of the retirement benefits business in 2004. See Note 2(D) for discussion of the investment gains and losses associated with these amounts.

A.	Fixed Maturities and Equity Securities

Fixed maturities included securities classified as trading and carried at fair value of $39 million (amortized cost of $38 million) as of December 31, 2005 and $56 million (amortized cost of $54 million) as of December 31, 2004. The changes in the net holding gain or loss on these securities held at December 31, 2005 and 2004 were not significant. The change in holding gain or loss held at December 31, 2003 was a pre-tax net loss of $174 million, and was reported in other revenues. The change in fair values of these securities sold during 2003 was a pre-tax net gain of $48 million. As a result of the sale of the retirement benefits business, substantially all of these securities were transferred to the buyer in 2004.

Fixed maturities and equity securities included $49 million at December 31, 2005 and $68 million at December 31, 2004, primarily corporate securities, that were pledged as collateral to brokers as required under futures contracts.

The following information about fixed maturities excludes securities classified as trading. The amortized cost and fair value by contractual maturity periods for fixed maturities were as follows at December 31, 2005:

(In millions)	Amortized Cost	Fair Value

Due in one year or less	$647	$658
Due after one year through five years	3,074	3,193
Due after five years through ten years	5,209	5,353
Due after ten years	3,822	4,522
Mortgage- and other asset-backed securities	1,083	1,182

Total	$13,835	$14,908

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities (excluding securities classified as trading) by type of issuer is shown below.

	December 31, 2005

(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Fair Value

Federal government and agency	$639	$275	$—	$914
State and local government	2,387	133	(8)	2,512
Foreign government	779	47	(8)	818
Corporate	8,921	605	(69)	9,457
Federal agency mortgage-backed	45	—	(1)	44
Other mortgage-backed	488	16	(3)	501
Other asset-backed	576	88	(2)	662

Total	$13,835	$1,164	$(91)	$14,908

	December 31, 2004

(In millions)
Federal government and agency	$609	$225	$—	$834
State and local government	2,502	163	(4)	2,661
Foreign government	769	62	(1)	830
Corporate	9,138	808	(28)	9,918
Federal agency mortgage-backed	101	1	(1)	101
Other mortgage-backed	830	41	(3)	868
Other asset-backed	708	57	(3)	762

Total	$14,657	$1,357	$(40)	$15,974

The above table includes net appreciation of $773 million at December 31, 2005 and $717 million at December 31, 2004 for adjustments required for future policy benefits, contractholder deposit funds and modified coinsurance liabilities.

As of December 31, 2005, CIGNA had commitments to purchase $13 million of fixed maturities bearing interest at a fixed market rate. CIGNA expects to disburse the committed amount in 2006.

Review of declines in fair value. Management reviews fixed maturities and equity securities for impairment based on criteria that include:

•	length of time and severity of decline;

•	financial health and specific near term prospects of the issuer;

•	changes in the regulatory, economic or general market environment of the issuer’s industry or geographic region; and

•	ability and intent to hold until recovery.

As of December 31, 2005, fixed maturities (primarily investment grade corporate bonds) and equity securities with a decline in fair value from cost were as follows, including the length of time of such decline:

(In millions)	Fair Value	Amortized Cost	Unrealized Depreciation

Fixed Maturities:
One year or less:
Investment grade	$2,833	$2,886	$(53)
Below investment grade	$280	$286	$(6)
More than one year:
Investment grade	$903	$934	$(31)
Below investment grade	$22	$23	$(1)
Equity securities:
Less than one year	$48	$50	$(2)
Greater than one year	$9	$10	$(1)

The unrealized depreciation of investment grade fixed maturities is primarily due to increases in interest rates since purchase. See Note 11(B) for discussion of impairments included in realized gains and losses.

B.	Mortgage Loans and Real Estate

CIGNA’s mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower.

At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

(In millions)	2005	2004

Property type
Retail facilities	$773	$1,001
Office buildings	1,395	1,243
Apartment buildings	489	510
Industrial	673	441
Hotels	602	325
Other	82	87

Total	$4,014	$3,607

Geographic region
Central	$674	$692
Pacific	1,013	905
South Atlantic	1,021	731
Middle Atlantic	335	559
New England	588	380
Mountain	383	340

Total	$4,014	$3,607

At December 31, 2005, scheduled mortgage loan maturities were as follows (in millions, unless otherwise indicated): $213 in 2006, $411 in 2007, $273 in 2008, $377 in 2009 and $2.7 billion thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2005, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $360 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. As of December 31, 2005, CIGNA had a commitment to contribute additional equity of $9 million to a real estate investment. CIGNA expects to disburse most of the committed amounts in 2006.

As of December 31, 2005, impaired mortgage loans and valuation reserves were not significant. In addition, changes in valuation reserves were not significant in 2005, 2004 and 2003.

C.	Other Long-term Investments

As of December 31, other long-term investments consisted of the following:

(In millions)	2005	2004

Real estate and other entities	$339	$281
Mezzanine loans	134	157
Other	31	40

Total	$504	$478

As of December 31, 2005, CIGNA had commitments to contribute:

•	$201 million to limited liability entities that hold either real estate or loans to real estate entities that are diversified by property type and geographic region; and

•	$188 million to entities that hold securities diversified by issuer and maturity date.

CIGNA expects to disburse most of the committed amounts in 2006.

D.	Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents included corporate securities of $1.6 billion, money market funds of $232 million and federal government securities of $64 million at December 31, 2005. CIGNA’s short-term investments and cash equivalents at December 31, 2004, included corporate securities of $1.4 billion and federal agency mortgage-backed securities of $470 million.

E.	Non-Income Producing Investments

As of December 31, 2005 and 2004, non-income producing investments were not significant.

F.	Concentration of Risk

As of December 31, 2005 and 2004, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders’ equity.

NOTESTOTHEFINANCIALSTATEMENTS

G.	Derivative Financial Instruments

CIGNA’s investment strategy is to manage the characteristics of investment assets (such as duration, yield, currency and liquidity) to meet the varying demands of the related insurance and contractholder liabilities (such as paying claims, investment returns and withdrawals). As part of this investment strategy, CIGNA typically uses derivatives to minimize interest rate, foreign currency and equity price risks. CIGNA routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize credit risk. In addition, CIGNA has written or sold contracts:

•	to guarantee minimum income benefits;

•	for certain modified coinsurance arrangements; and

•	to enhance investment returns.

CIGNA uses hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

CIGNA accounts for derivative instruments as follows:

•	Derivatives are reported on the balance sheet at fair value with changes in fair values reported in net income or accumulated other comprehensive income.
•	Changes in the fair value of derivatives that hedge market risk related to future cash flows—and that qualify for hedge accounting—are reported in a separate caption in accumulated other comprehensive income. These hedges are referred to as cash flow hedges.

•	A change in the fair value of a derivative instrument may not always equal the change in the fair value of the hedged item; this difference is referred to as hedge ineffectiveness. Where hedge accounting is used, CIGNA reflects hedge ineffectiveness in net income (generally as part of realized investment gains and losses).

•	Features of certain investments and obligations, called embedded derivatives, are accounted for as derivatives. As permitted under SFAS No. 133, derivative accounting has not been applied to these features of such investments or obligations existing before January 1, 1999.

CIGNA recorded pre-tax realized investment gains (losses) from swaps on commercial loan pools of $7 million in 2005, $17 million in 2004, and $26 million in 2003.

See Note 6 to the Financial Statements for a discussion of derivatives associated with guaranteed minimum death benefit contracts, Note 20(C) to the Financial Statements for a discussion of derivatives associated with guaranteed minimum income benefit contracts and Note 3(A) for a discussion of derivatives embedded in certain modified coinsurance arrangements. The other effects of derivatives were not material to CIGNA’s consolidated results of operations, liquidity or financial condition for 2005, 2004 or 2003.

The table below presents information about the nature and accounting treatment of CIGNA’s primary derivative financial instruments. Derivatives in CIGNA’s separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

Instrument	Risk	Purpose	Cash Flows	Accounting Policy

Futures and foreign currency forwards	Primarily equity and foreign currency risks	To reduce domestic and international equity market exposures for certain reinsurance contracts that guarantee death benefits resulting from changes in variable annuity account values based on underlying mutual funds. Currency futures are primarily Japanese yen, euro, and British pound.	For futures, CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts. For foreign currency forwards, CIGNA periodically exchanges the difference between domestic and international currencies, to begin at a designated future date.	Fair value changes are reported in other revenues. Fair values of foreign currency forwards are recorded in other assets or other liabilities.

Futures	Interest rate risk	To hedge fair value changes of fixed maturity and mortgage loan investments to be purchased.	CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts.	Using cash flow hedge accounting, fair value changes are reported in other comprehensive income and amortized into net investment income over the life of the investments purchased.

Swaps	Interest rate and foreign currency risk	To hedge the interest or foreign currency cash flows of fixed maturities and mortgage loans to match associated liabilities. Currency swaps are primarily euros for periods of up to 16 years.	CIGNA periodically exchanges cash flows between variable and fixed interest rates or between two currencies for both principal and interest.	Using cash flow hedge accounting, fair values are reported in other long-term investments or other liabilities and other comprehensive income. Net interest cash flows are reported in net investment income.

	Credit and interest rate risk	To enhance investment returns, CIGNA sells Dow Jones indexed credit default swaps on a basket of primarily investment grade corporate bonds.	CIGNA receives quarterly fees and will make future payments if an issuer of an underlying corporate bond defaults on scheduled payments or files for bankruptcy through 2010. If an issuer defaults or files for bankruptcy, CIGNA will make payment for the par value of the underlying corporate bond and may subsequently sell or hold that bond as an invested asset. If the most current indexed swaps are determined desirable for liquidity, credit risk or other reasons, CIGNA also pays or receives cash to settle purchases and sales.	Fair values of the swaps are reported in other long-term investments or other liabilities, with changes reported in realized gains and losses. Quarterly fees and gains and losses on purchases and sales are also reported in realized gains and losses.

Swaps on commercial loan pools	Interest rate and credit risk	To obtain returns based on the performance of underlying commercial loan pools.	CIGNA receives cash based on the performance of underlying commercial loan pools.	Fair values of the swaps are reported in other long-term investments or other liabilities, with changes reported in realized investment gains and losses.

Written and Purchased Options	Primarily equity risk	CIGNA has written certain reinsurance contracts to guarantee minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual funds. CIGNA purchased reinsurance contracts to hedge the market risks assumed. These contracts are accounted for as written and purchased options.	CIGNA periodically receives (pays) fees and will pay (receive) cash resulting from the unfavorable changes in account values when account holders elect to receive minimum income payments.	Fair values are reported in other liabilities and other assets. Changes in fair value are reported in other operating expenses.

Embedded derivative	Interest rate and credit risk	To transfer certain unrealized changes in fair value due to interest rate and credit risks of assets underlying modified coinsurance arrangements with the buyer of the retirement benefits business.	On conversion to indemnity coinsurance, CIGNA transfers the invested assets underlying these modified coinsurance arrangements to settle any unrealized changes in fair value.	Changes in fair values are reported in other liabilities and other revenues.

NOTESTOTHEFINANCIALSTATEMENTS

Note 11 – Investment Income and Gains and Losses

A.	Net Investment Income

The components of net investment income, for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Fixed maturities	$921	$970	$1,610
Securities supporting experience-rated pension policyholder contracts	—	160	171
Equity securities	9	10	17
Mortgage loans	270	366	641
Policy loans	90	101	136
Real estate	11	18	72
Other long-term investments	37	25	26
Short-term investments and cash	69	42	29

	1,407	1,692	2,702
Less investment expenses	48	49	108

Net investment income	$1,359	$1,643	$2,594

Net investment income attributable to experience-rated pension policyholder contracts (which is included in CIGNA’s revenues and is primarily offset by amounts included in benefits and expenses) was approximately $250 million for 2004 and $1.0 billion for 2003. Net investment income for separate accounts (which is not reflected in CIGNA’s revenues) was $154 million for 2005, $903 million for 2004, and $620 million for 2003.

B.	Realized Investment Gains and Losses

The following realized gains and losses on investments for the years ended December 31 exclude amounts required to adjust future policy benefits for certain annuities and amounts that were attributable to experience-rated pension policyholder contracts prior to the reclassification of securities to trading in the fourth quarter of 2003:

(In millions)	2005	2004	2003

Fixed maturities	$(2)	$157	$(27)
Equity securities	4	41	78
Mortgage loans	(2)	228	(1)
Real estate	—	49	74
Derivatives and other	(7)	48	27

	(7)	523	151
Less income taxes	4	162	53

Net realized investment gains (losses)	$(11)	$361	$98

Realized investment gains in 2004 included $397 million of immediate gain recognition as a result of the sale of the retirement benefits business. Realized investment gains and losses also included impairments in the value of investments of $24 million in 2005, $26 million in 2004, and $158 million in 2003.

Realized investment gains and losses that are not reflected in CIGNA’s revenues for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Separate accounts	$5,361	$1,365	$(220)
Investment results required to adjust future policy and contractholder benefits	$9	$368	$189
Effect of 2003 trading reclassification	$—	$—	$814

Separate account realized gains in 2005 and 2004 reflect the impact of transferring separate account assets to the buyer of CIGNA’s retirement benefit business. See Note 3 for additional information.

The following sales of available-for-sale fixed maturities and equity securities, for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Proceeds from sales	$3,040	$3,249	$8,276
Gross gains on sales	$40	$273	$393
Gross losses on sales	$(46)	$(52)	$(78)

Note 12 – Debt

Short-term and long-term debt consisted of the following at December 31:

(In millions)	2005	2004

Short-term:
Current maturities of long-term debt	$100	$—

Long-term:
Uncollateralized debt:
6 3/8% Notes due 2006	$—	$100
7.4% Notes due 2007	291	291
8 1/4% Notes due 2007	85	85
7% Notes due 2011	222	222
6.375% Notes due 2011	226	226
7.65% Notes due 2023	100	100
8.3% Notes due 2023	17	17
7 7/8% Debentures due 2027	300	300
8.3% Step Down Notes due 2033	83	83
Other	14	14

Total long-term debt	$1,338	$1,438

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2005 and 2004.
In May 2004, CIGNA entered into a three-year syndicated revolving credit and letter of credit agreement for $1.0 billion. Of this amount, up to $600 million may be used to support an internal reinsurance arrangement and the remaining portion will serve as an available line of credit commitment for CIGNA.
As of December 31, 2005, CIGNA had $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.
Maturities of long-term debt are as follows (in millions): $100 in 2006, $388 in 2007, $1 in 2008, none in 2009, and the remainder in years after 2010.
Interest expense was $105 million in 2005, $107 million in 2004, and $111 million in 2003.

Note 13 – Common and Preferred Stock

As of December 31, CIGNA had issued the following shares:

(Shares in thousands)	2005	2004

Common: Par value $0.25 600,000 shares authorized
Outstanding—January 1	132,007	140,591
Issued for stock option and other benefit plans	4,587	1,454
Repurchase of common stock	(15,403)	(10,038)

Outstanding—December 31	121,191	132,007
Treasury stock	38,838	28,022

Issued—December 31	160,029	160,029

CIGNA has a repurchase program, which was authorized by the Board of Directors. Decisions to repurchase shares depend on market conditions and alternative uses of capital. During 2004, CIGNA retired 116 million shares of treasury stock. This transaction had no net effect on shareholders’ equity.
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
CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2005 or 2004.

NOTESTOTHEFINANCIALSTATEMENTS

Note 14 – Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) excludes:

•	amounts required to adjust future policy benefits for certain annuities;

•	amounts required to adjust other liabilities after the initial reclassification of unrealized appreciation under a modified coinsurance arrangement; and

•	amounts attributable to experience-rated pension policyholder contracts prior to the reclassification of securities to trading in the fourth quarter of 2003.

Changes in accumulated other comprehensive income (loss) were as follows:

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax

2005

Net unrealized depreciation, securities:
Unrealized depreciation on securities held	$(288)	$101	$(187)
Gains realized on securities	(2)	1	(1)

Net unrealized depreciation, securities	$(290)	$102	$(188)

Net unrealized appreciation, derivatives	$4	$(2)	$2

Net translation of foreign currencies	$1	$(1)	$—

Minimum pension liability adjustment	$20	$(7)	$13

2004

Net unrealized depreciation, securities:
Unrealized appreciation on securities held	$97	$(34)	$63
Gains realized on securities	(198)	69	(129)
Reclassification to other liabilities for modified coinsurance arrangement	(256)	90	(166)

Net unrealized depreciation, securities	$(357)	$125	$(232)

Net unrealized depreciation, derivatives	$(7)	$3	$(4)

Net translation of foreign currencies	$23	$(7)	$16

Minimum pension liability adjustment	$(95)	$33	$(62)

2003

Net unrealized appreciation, securities:
Unrealized appreciation on securities held	$206	$(72)	$134
Gains realized on securities	(51)	18	(33)

Net unrealized appreciation, securities	$155	$(54)	$101

Net unrealized depreciation, derivatives	$(27)	$9	$(18)

Net translation of foreign currencies:
Net translation on foreign currencies held	$17	$(7)	$10
Foreign currency translation losses realized on sale of business	12	(4)	8

Net translation of foreign currencies	$29	$(11)	$18

Minimum pension liability adjustment	$71	$(24)	$47

Note 15 – Shareholders’ Equity and Dividend Restrictions

State insurance departments that regulate certain of CIGNA’s subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus. CIGNA’s life insurance and HMO company subsidiaries are regulated by such statutory requirements. The statutory net income for the years ended, and surplus as of, December 31 of CIGNA’s life insurance and HMO subsidiaries were as follows:

(In millions)	2005	2004	2003

Net income (loss)	$1,077	$1,032	$1,043
Surplus	$3,597	$3,714	$3,945

CIGNA’s life insurance and HMO subsidiaries are also subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to the parent company without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA’s life insurance and HMO subsidiaries may make during 2006 without prior approval is approximately $1.0 billion. The amount of net assets of CIGNA that could not be distributed without prior approval as of December 31, 2005, was approximately $4.2 billion.

Note 16 – Income Taxes

During 2005, the Congressional Joint Committee on Taxation approved CIGNA’s refund claim relating to a tax loss incurred from the sale of a business in 1999 and the completion of the IRS audit for 2000-2002. Pursuant to this approval, CIGNA recorded total tax related benefits of $437 million consisting of:

•	$287 million resulting from capital losses realized in connection with the divestiture of the property and casualty insurance operations in 1999, which is included in income from discontinued operations; and

•	$150 million resulting primarily from the release of tax reserves and valuation allowances. This amount consists of

•	$88 million reported as income from continuing operations. This amount includes $4 million of interest income; and

•	$62 million related to the divestiture of CIGNA’s Brazilian health care business, which is included in income from discontinued operations.

Management believes that consolidated taxable income expected to be generated in the future will be sufficient to realize CIGNA’s net deferred tax assets of $1.1 billion as of December 31, 2005, and $1.4 billion as of December 31, 2004. This determination is based on CIGNA’s earnings history and future expectations.

CIGNA’s deferred tax asset is net of a federal and state valuation allowance. The $117 million decrease in the valuation allowance during 2005 relates primarily to the completion of the IRS audit for 2000-2002. The valuation allowance at December 31, 2005 primarily relates to operating losses in the run-off reinsurance operations. The valuation allowance reflects management’s assessment as to whether certain deferred tax assets will be realizable. These assessments could be revised in the near term if underlying circumstances change.
Federal operating loss carryforwards in the amount of $349 million were available at December 31, 2005. Subject to statutory limitations, the operating losses are available to offset taxable income subject to statutory limitations and begin to expire in 2020. CIGNA has no unused capital losses as of December 31, 2005.
The American Jobs Creation Act of 2004 suspends, for a two-year period commencing January 1, 2005, the tax liability of stock life insurance companies on distributions from the policyholders’ surplus account. CIGNA’s principal subsidiary distributed, with regulatory approval, the entire account balance of $450 million to the parent company during 2005 without incurring federal income tax.
CIGNA’s federal income tax returns are routinely audited by the Internal Revenue Service (IRS). In management’s opinion, adequate tax liabilities, including potential related interest charges should the IRS prevail, have been established to address potential exposures involving tax positions we have taken that may be challenged by the IRS. These liabilities could be revised in the near term if estimates of CIGNA’s ultimate liability change as a result of new developments or a change in circumstances.
Deferred income tax assets and liabilities as of December 31 are shown below.

(In millions)	2005	2004

Deferred tax assets
Employee and retiree benefit plans	$782	$1,024
Investments, net	43	128
Other insurance and contractholder liabilities	249	344
Deferred gain on sales of businesses	146	248
Policy acquisition expenses	116	117
Loss carryforwards	135	132
Bad debt expense	47	42
Other	93	82

Deferred tax assets before valuation allowance	1,611	2,117
Valuation allowance for deferred tax assets	(145)	(262)

Deferred tax assets, net of valuation allowance	1,466	1,855

Deferred tax liabilities
Depreciation and amortization	206	229
Unrealized appreciation on investments	118	221
Other	55	22

Total deferred tax liabilities	379	472

Net deferred income tax assets	$1,087	$1,383

As of December 31, 2005, current income taxes receivable was $58 million and was included in premiums, accounts and notes receivable in the consolidated balance sheet. As of December 31, 2004, current income taxes payable was $301 million and was included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheet.
The components of income taxes for the years ended December 31 were as follows:

(In millions)	2005	2004	2003

Current taxes
U.S. income	$73	$815	$82
Foreign income	28	35	7
State income	22	20	7

	123	870	96

Deferred taxes (benefits)
U.S. income	401	(77)	164
Foreign income	(11)	2	(7)
State income	4	3	11

	394	(72)	168

Total income taxes	$517	$798	$264

Total income taxes for the years ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	2005	2004	2003

Tax expense at nominal rate	$628	$831	$297
Tax-exempt interest income	(34)	(33)	(30)
Dividends received deduction	(12)	(21)	(21)
Resolution of Federal Tax Matters	(84)	(31)	—
State income tax (net of federal income tax benefit)	18	11	12
Change in valuation allowance	15	51	9
Other	(14)	(10)	(3)

Total income taxes	$517	$798	$264

NOTESTOTHEFINANCIALSTATEMENTS

Note 17 – Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options, restricted stock and deferred stock to certain employees. To a very limited extent, the Committee has issued common stock instead of cash compensation and dividend equivalent rights as part of restricted and deferred stock units. Stock appreciation rights issued with stock options are authorized but have not been issued for several years. Beginning in May 2004, CIGNA began issuing shares from Treasury stock for option exercises, awards of restricted stock and payment of deferred stock units.

Compensation cost and related tax benefits for these awards were as follows:

(In millions)	2005	2004	2003

Compensation cost	$35	$68	$69
Tax benefits	$12	$23	$24

CIGNA had the following number of shares of common stock available for award at December 31: 11.5 million in 2005, 11.7 million in 2004 and 11.3 million in 2003.

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

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	2005		2004		2003

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding—January 1	13,692	$77.66	15,782	$79.51	14,354	$88.71
Granted	834	$90.14	3,174	$55.86	3,439	$42.03
Exercised	(4,821)	$70.17	(1,564)	$50.23	(136)	$47.53
Expired or canceled	(833)	$82.02	(3,700)	$78.43	(1,875)	$83.52

Outstanding—December 31	8,872	$82.49	13,692	$77.66	15,782	$79.51

Options exercisable at year-end	6,514	$89.40	10,417	$84.17	10,401	$86.68

Compensation expense of $30 million related to unvested stock options at December 31, 2005 will be recognized over the next 2 years (weighted average period).

The table below summarizes information for stock options exercised during the last three years:

(In millions)	2005	2004	2003

Intrinsic value of options exercised	$148	$25	$1
Cash received for options exercised	$312	$64	$6
Excess tax benefits realized from options exercised	$18	$—	$—

The following table summarizes information for outstanding common stock options at December 31, 2005:

(In millions, except options in thousands)	Options Outstanding	Options Exercisable

Number	8,872	6,514
Total intrinsic value	$263	$149
Weighted average exercise price	$82.49	$89.40
Weighted average remaining contractual life (years)	5.9 years	5.1 years

The weighted average fair value of options granted under employee incentive plans was $34.17 for 2005, $19.80 for 2004 and $12.62 for 2003, using the Black-Scholes option-pricing model and the following assumptions:

	2005	2004	2003

Dividend yield	0.1%	0.2%	1.9%
Expected volatility	35.0%	47.6%	44.3%
Risk-free interest rate	3.9%	2.2%	1.9%
Expected option life	5.25 years	3.3 years	3.5 years

The expected volatility reflects CIGNA’s past daily stock price volatility. CIGNA does not consider volatility implied in the market prices of traded options to be a good indicator of future volatility because remaining maturities of traded options are less than one year. CIGNA developed the expected option life of 2005 grants by considering certain factors, including assumptions used by other companies with comparable stock option plan features and CIGNA’s cancellation of a replacement option feature in June 2004. CIGNA developed the expected option life of 2004 and 2003 grants considering CIGNA’s experience.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to six years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date.

The table below shows the status of, and changes in, restricted stock grants during the last three years:

(Grants in thousands)	2005		2004		2003

	Grants	Weighted Average Fair Value at Grant Date	Grants	Weighted Average Fair Value at Grant Date	Grants	Weighted Average Fair Value at Grant Date

Outstanding—January 1	1,286	$58.31	1,508	$59.69	946	$90.04
Granted	337	$92.79	428	$57.14	1,140	$44.24
Vested	(152)	$86.18	(154)	$88.06	(190)	$74.93
Forfeited	(218)	$56.51	(496)	$52.42	(388)	$80.71

Outstanding—December 31	1,253	$63.02	1,286	$58.31	1,508	$59.69

The grant date fair value of restricted stock vested was: $13 million in 2005 and $14 million in both 2004 and 2003.
At the end of 2005, approximately 2,000 employees held 1.3 million restricted shares with $31 million of related compensation expense to be recognized over the next 4 years (weighted average period).
Deferred Stock. CIGNA made deferred stock unit grants with 100% vesting in three to six years, dependent on CIGNA’s consolidated earnings per share during this vesting period. Upon meeting the stated performance objectives in 2005, the Board of Directors determined that the vesting period for the deferred stock units would be three years. On vesting, stock issuance is deferred until January of the year following an employee’s termination from CIGNA. These awards are generally forfeited if employment terminates before the vesting date. In 2003, 176,000 stock units with a weighted average fair value per unit of $44.22 were awarded. Through 2005, 9,000 units have vested and 14,000 units have been forfeited. As of December 31, 2005, 153,000 unvested units were outstanding with a weighted average fair value per unit of $44.22. Approximately $2 million of compensation cost will be recognized in 2006.

NOTESTOTHEFINANCIALSTATEMENTS

Note 18 – Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $148 million in 2005, $153 million in 2004 and $155 million in 2003.

As of December 31, 2005, future net minimum rental payments under non-cancelable operating leases were approximately $447 million, payable as follows (in millions): $85 in 2006, $86 in 2007, $58 in 2008, $45 in 2009, $38 in 2010, and $135 thereafter.

Note 19 – Segment Information

CIGNA’s operating segments generally reflect groups of related products, but the International segment is generally based on geography. In accordance with accounting principles generally accepted in the United States of America, operating segments that do not require separate disclosure may be combined. CIGNA measures the financial results of its segments using “segment earnings (loss),” which is defined as income (loss) from continuing operations excluding after-tax realized investment gains and losses.

In 2004, CIGNA completed the sale of its retirement benefits business and also realigned management responsibility for operations that provide case management and related services to workers’ compensation insurers and employers who self-fund workers’ compensation and disability benefits. To appropriately reflect the impact of these actions, CIGNA changed its segment reporting, and prior periods were reclassified to conform to this presentation:

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

Also in 2004, corporate overhead previously allocated to the sold retirement benefits business was reported in Corporate.

CIGNA presents segment information as follows:

Health Care CIGNA’s Health Care operations offer insured and self-funded medical, dental, behavioral health, prescription drug and other products and services that integrate to support the delivery of consumerism and health advocacy solutions. These operations also provide disability and life insurance products which were historically sold in connection with certain experience-rated medical products and continue to be managed by CIGNA’s health care business. These products and services are provided by subsidiaries of CIGNA Corporation.

Disability and Life includes group:

•	disability insurance;

•	disability and workers’ compensation case management;

•	life insurance; and

•	accident and specialty association insurance.

International includes life, accident and health coverage’s in selected markets outside the United States, primarily in Asia and Europe. In addition, CIGNA provides group benefits products to expatriate employees of multinational companies.

Run-off Retirement includes:

•	gain recognition related to the sale of the retirement benefits business;

•	results of modified coinsurance arrangements;

•	expenses associated with the run-off of this business; and

•	results of the retirement benefits business prior to the April 2004 sale.

Run-off Reinsurance consists of the run-off reinsurance business, which includes accident, domestic health, international life and health, and specialty life reinsurance businesses. CIGNA has stopped underwriting new reinsurance business.

CIGNA also reports results in two other categories.

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;

•	corporate life insurance (including policies on which loans are outstanding);

•	settlement annuity business; and

•	certain investment management services (a significant portion of which were sold in 2004).

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated corporate investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

CIGNA determines segment earnings (loss) consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing a separate income tax return.

Summarized segment financial information for the years ended and as of December 31 was as follows:

(In millions)	2005	2004	2003

Health Care
Premiums and fees and other revenues	$11,268	$11,895	$13,213
Net investment income	275	283	283

Segment revenues	$11,543	$12,178	$13,496
Income taxes	$361	$425	$222
Segment earnings	$688	$763	$429

Disability and Life
Premiums and fees and other revenues	$2,263	$2,125	$2,004
Net investment income	264	253	250

Segment revenues	$2,527	$2,378	$2,254
Income taxes	$92	$71	$56
Segment earnings	$227	$182	$155

International
Premiums and fees and other revenues	$1,239	$1,031	$866
Net investment income	71	58	49

Segment revenues	$1,310	$1,089	$915
Income taxes	$46	$42	$30
Equity in loss of investees	$(1)	$(1)	$(4)
Segment earnings	$109	$76	$55

Run-off Retirement
Premiums and fees and other revenues	$350	$777	$145
Net investment income	144	467	1,413

Segment revenues	$494	$1,244	$1,558
Income taxes	$105	$134	$98
Segment earnings	$209	$282	$222

Run-off Reinsurance
Premiums and fees and other revenues	$44	$(82)	$(467)
Net investment income	99	92	82

Segment revenues	$143	$10	$(385)
Income taxes (benefits)	$(12)	$7	$(181)
Segment loss	$(64)	$(115)	$(359)

(In millions)	2005	2004	2003

Other Operations
Premiums and fees and other revenues	$216	$297	$375
Net investment income	465	475	517

Segment revenues	$681	$772	$892
Income taxes	$39	$71	$61
Segment earnings	$130	$142	$111

Corporate
Other revenues and eliminations	$(48)	$(33)	$(73)
Net investment income	41	15	—

Segment revenues	$(7)	$(18)	$(73)
Income tax benefits	$(118)	$(114)	$(75)
Segment loss	$(12)	$(114)	$(127)

Realized Investment Gains
Realized investment gains (losses)	$(7)	$523	$151
Income taxes	4	162	53

Realized investment gains (losses), net of taxes (benefits)	$(11)	$361	$98

Total
Premiums and fees and other revenues	$15,332	$16,010	$16,063
Net investment income	1,359	1,643	2,594
Realized investment gains (losses)	(7)	523	151

Total revenues	$16,684	$18,176	$18,808
Income taxes	$517	$798	$264
Segment earnings	$1,287	$1,216	$486
Realized investment gains (losses), net of taxes (benefits)	(11)	361	98

Income from continuing operations	$1,276	$1,577	$584

Premiums and fees and other revenues by product type were as follows for the years ended December 31:

(In millions)	2005	2004	2003

Medical	$10,344	$10,853	$12,071
Disability	709	653	574
Life, Accident and Health	2,432	2,311	2,301
Other	1,847	2,193	1,117

Total	$15,332	$16,010	$16,063

NOTESTOTHEFINANCIALSTATEMENTS

Note 20 – Contingencies

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

Separate account assets, primarily associated with the sold retirement benefits business, are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees. Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business:

•	CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA or an affiliate of the buyer has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2005, employers maintained assets that exceeded the benefit obligations. Benefit obligations under these arrangements were $2.1 billion as of December 31, 2005. As of December 31, 2005 approximately 80% of these guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2005.

•	CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. These guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business. These guaranteed benefit obligations were $30 million as of December 31, 2005. CIGNA had no additional liabilities for these guarantees as of December 31, 2005.

B.	Other Financial Guarantees

CIGNA had indemnification obligations to lenders of up to $336 million as of December 31, 2005 related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures’ real estate properties with fair values in excess of the loan amounts and mature at various dates from 2006 to 2017. CIGNA’s indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2005.

To enhance investment returns, CIGNA guaranteed principal payments for groups of primarily investment grade corporate debt issuers by entering into Dow Jones indexed credit default swaps with notional amounts of $290 million as of December 31, 2005. Under these contracts, CIGNA receives periodic fees to provide future payment if an issuer of an underlying corporate bond defaults on scheduled payments or files for bankruptcy through 2010. If a default or bankruptcy occurs, CIGNA will make payment for par value of the underlying corporate bond and may subsequently sell or hold that bond as an invested asset. CIGNA has recorded liabilities of less than $1 million for the fair value of these indexed credit default swaps as of December 31, 2005.

As of December 31, 2005 CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. Guarantees of $21 million expire in 2006 and $28 million expire in 2012. CIGNA had additional liabilities for these guarantees of $2 million as of December 31, 2005.

CIGNA guaranteed construction loans of $23 million as of December 31, 2005 related to real estate joint venture investments. The loans are secured by joint venture real estate property with fair values in excess of the loan amounts and mature by 2008, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. There were no liabilities required for these guarantees as of December 31, 2005.

CIGNA had indemnification obligations as of December 31, 2005, in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these guarantees, since not all amounts due under these indemnification obligations are subject to limitation. As of December 31, 2005, aggregate liabilities for these obligations were less than $5 million.

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

Interest rates include both (a) the liability discount rate assumption and (b) the projected interest rates used to calculate the reinsured income benefit at the time of annuitization. Lapse refers to the full surrender of an annuity prior to annuitization of the policy. Credit risk refers to the ability of reinsurers to pay (see below). Annuity election rates refer to the proportion of annuitants who elect to receive their income benefit as an annuity.

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

During 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $9 million ($14 million pre-tax). This charge primarily reflects updates to the lapse assumption. See page 9 for the effects of hypothetical changes in assumptions for guaranteed minimum benefit contracts.

The following provides information about the assumptions used in calculating the assets and liabilities for guaranteed minimum income benefits:

•	These liabilities represent estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. Included in net amounts expected to be paid is the excess of the expected value of the income benefits over the values of the annuitant’s accounts at the time of annuitization. The assets associated with these contracts represent receivables in connection with reinsurance that CIGNA has purchased from third parties (see below).

•	The market return assumption is 8-12% varying by equity fund type; 6-9% varying by bond fund type; and 5-6% for money market funds.

•	The volatility assumption is 14-24%, varying by equity fund type; 6-7%, varying by bond fund type; and 2-3% for money market funds.

•	The discount rate is 5.75%.

•	The projected interest rate used to calculate the reinsured income benefits at the time of annuitization varies by economic scenario, reflects interest rates as of the valuation date, and has a long-term mean rate of 5-6% and a standard deviation of 12-13%.

•	The mortality assumption is 70% of the 1994 Group Annuity Mortality table, with 1% annual improvement beginning January 1, 2000.

•	The lapse rate assumption is 3-12%, depending on policy duration.

•	The annuity election rate assumption is that no more than 5% of the policies eligible to annuitize their variable annuity contracts will do so each year.

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical adverse assumptions, defined as follows:

•	No annuitants surrendered their accounts; and

•	All annuitants lived to elect their benefit; and

•	All annuitants elected to receive their benefit on the first available date (beginning in 2006 through 2014); and

•	All underlying mutual fund investment values remained at the December 31, 2005 value of $3.3 billion, with no future returns.

The maximum potential undiscounted payments that CIGNA would make under those assumptions would aggregate to $1.3 billion before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote and CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts.

As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $48 million. CIGNA had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005. As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and

NOTESTOTHEFINANCIALSTATEMENTS

amounts recoverable from reinsurers of $39 million. CIGNA also had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004.

See Note 10(G) to the Financial Statements for further information.

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

Other possible regulatory changes that could have an adverse effect on CIGNA’s employee benefits businesses include:

•	additional mandated benefits or services that increase costs;

•	legislation that would grant plan participants broader rights to sue their health plans;

•	changes in ERISA regulations resulting in increased application of varying state laws to benefit plan administration, thus increasing administrative burdens and costs;

•	additional restrictions on the use of prescription drug formularies;

•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;

•	additional variations among state laws mandating the time periods and administrative processes for payment of health care provider claims;

•	legislation that would exempt independent physicians from antitrust laws; and

•	changes in federal laws, such as amendments to income tax laws, which would affect the taxation of employer provided benefits, and pension legislation, which could increase pension cost.

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

CIGNA’s insurance and HMO subsidiaries have recorded $20 million in liabilities and $10 million in assets for insolvency fund and other insurance-related assessments.

Concentration of risk. CIGNA’s products in its International segment include coverages for employees and individuals who may be exposed to acts of terrorism, the events of a war zone or natural disasters. These risks could result in a concentration of loss if a single adverse event affected many covered individuals and, in certain situations, could lead to losses that could be material to earnings for the International segment and to CIGNA’s consolidated results.

South Korea represents the single largest geographic market for CIGNA’s international businesses. In 2005, South Korea generated 27% of International’s revenues and 41% of its segment earnings. International’s business in South Korea would be vulnerable to adverse consumer credit conditions in that country. In addition, geopolitical and economic events in South Korea could have a significant impact on the International segment.

E.	Litigation and Other Legal Matters

In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA. A dispute with a representative of certain physicians over administration of the settlement with the physician class is likely to be resolved in mid 2006. In April 2005, the court approved a settlement between CIGNA and the remaining plaintiffs, a class of non-physician health care professionals.

In 2003, CIGNA recorded an after-tax charge of $37 million ($57 million pre-tax) to increase the reserve for this health care litigation. CIGNA had previously recognized an after-tax charge of $50 million ($77 million pre-tax) in 2002 for expected costs associated with the multi-district litigation. The reserve reflects insurance recoveries.

Various regulators, including the New York and Connecticut Attorneys General and the Florida Insurance Department, have been investigating insurance broker compensation. Some regulators have brought suit against certain insurance brokers, including Universal Life Resources (ULR), alleging, among other things, that these brokers sought rigged bids from, and steered business to, insurers with whom they had contingent compensation arrangements. CIGNA and some of its subsidiaries are included in one such lawsuit seeking injunctive relief against these types of contingent compensation arrangements. CIGNA is also providing information about ULR in connection with an investigation by the U.S. Attorney’s Office for the Southern District of California. In addition, CIGNA is providing information about another broker in connection with an investigation by the U.S. Department of Labor. CIGNA is cooperating with the inquiries and investigations by regulators and the U.S. Attorney’s Office. Separately, several purported class action lawsuits have been filed against brokers and insurance companies, including CIGNA and certain of its subsidiaries, asserting that contingent commissions are unlawful. These suits are now in a multi-district litigation proceeding in federal court in New Jersey. CIGNA disagrees with the assertions against it in the lawsuits.

In 2004, the New York Attorney General commenced a lawsuit against Express Scripts, Inc. and two CIGNA insurance companies. Under an agreement with the CIGNA companies, Express Scripts is responsible for administering the prescription drug benefit program under New York State’s principal employee health plan, the Empire Plan. The CIGNA companies insured the prescription drug benefit program and held the contract with the New York State Department of Civil Service. The complaint primarily focuses on administration of the prescription drug benefit program.

A purported class action lawsuit and a shareholder derivative lawsuit against CIGNA and certain of its senior officers and directors allege securities law violations and breach of fiduciary duty. These suits originated in 2002.

Plaintiffs representing CIGNA Pension Plan participants who earned certain Plan benefits prior to 1998 filed a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, that these conditions are not adequately disclosed to Plan participants, and that the Plan’s cash balance formula discriminates against older employees.

See “Unicover and other run-off reinsurance” on page 64 for a description of legal matters arising out of the run-off reinsurance operations.

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

NOTESTOTHEFINANCIALSTATEMENTS

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
Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on Management’s assessment, we determined that the company’s internal control over financial reporting is effective as of December 31, 2005 based upon those criteria set forth by COSO.
Management’s assessment of the effectiveness of the company’s internal control over financial reporting, as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Shareholders of CIGNA Corporation
We have completed integrated audits of CIGNA Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income and changes in shareholders’ equity and cash flows presents fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (“the Company”) at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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
Philadelphia, Pennsylvania
February 22, 2006

Quarterly Financial Data (unaudited)

The following unaudited quarterly financial data is presented on a consolidated basis for each of the years ended December 31, 2005 and 2004.

Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended

	March 31		June 30		Sept. 30		Dec. 31

Consolidated Results
2005
Total revenues	$4,345		$4,107		$4,022		$4,210
Income from continuing operations before income taxes	665		437		383		308
Net income	436	(1)	720	(2)	259	(3)	210	(4)
Net income per share:
Basic	3.34		5.58		2.04		1.71
Diluted	3.28		5.48		2.00		1.67
2004
Total revenues	$4,722		$4,633		$4,479		$4,342
Income from continuing operations before income taxes	312		759		495		809
Income before cumulative effect of accounting change	207		504		308		558
Net income	68	(5)	504		308	(6)	558	(7)
Earnings per share from income before cumulative effect of accounting change:
Basic	1.48		3.63		2.28		4.22
Diluted	1.47		3.59		2.26		4.16

Stock and Dividend Data
2005
Price range of common stock — high	$92.74		$109.45		$118.24		$119.82
— low	$78.11		$85.64		$102.82		$105.10
Dividends declared per common share	$.025		$.025		$.025		$.025
2004
Price range of common stock — high	$63.96		$70.54		$70.40		$82.80
— low	$52.90		$58.82		$58.93		$58.15
Dividends declared per common share	$.33		$.025		$.025		$.025

(1) The first quarter of 2005 includes an after-tax gain of $169 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business, an after-tax cost reduction charge of $33 million related to CIGNA’s first quarter 2005 program and an after-tax charge of $8 million for amounts associated with a modified coinsurance arrangement.
(2) The second quarter of 2005 includes an after-tax gain of $29 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax benefit of $430 million related to an IRS settlement. See Note 16 for additional information.
(3) The third quarter of 2005 includes an after-tax gain of $2 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax benefit of $7 million related to an IRS settlement.
(4) The fourth quarter of 2005 reflects an after-tax gain of $4 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business.
(5) The first quarter of 2004 includes an after-tax restructuring charge of $49 million related to CIGNA’s operational effectiveness review and an after-tax charge of $11 million related to the accounting for SOP 03-1. See Note 2 to the Financial Statements for additional information.
(6) The third quarter of 2004 includes an after-tax gain of $79 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax charge of $9 million related to derivative accounting associated with the modified coinsurance arrangements resulting from the sale of the retirement benefits business.
(7) The fourth quarter of 2004 includes an after-tax gain of $141 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business, an after-tax charge of $16 million for amounts associated with a modified coinsurance arrangement, an after-tax benefit of $28 million for a federal tax refund and an after-tax gain of $12 million on the sale of a significant portion of CIGNA’s investment advisory businesses.

Supplementary Financial Information

(In millions)

For the years ended December 31,	2005	2004	2003

Revenues from Continuing Operations
Health Care
Premiums and fees:
Commercial HMO	$2,646	$3,191	$4,060
Experience-rated medical	2,836	2,937	3,216
Dental	899	888	944
Medicare and Medicaid	286	286	450
Other Medical	1,389	1,177	895
Life and other non-medical	399	496	638
Fees	1,722	1,893	2,081

Total premiums and fees	10,177	10,868	12,284
Net investment income	275	283	283
Other revenues	1,091	1,027	929
Realized investment gains	1	22	68

Total	11,544	12,200	13,564

Disability and Life
Premiums and fees	2,065	1,923	1,807
Net investment income	264	253	250
Other revenues	198	202	197
Realized investment gains (losses)	(3)	28	59

Total	2,524	2,406	2,313

International
Premiums and fees	1,243	1,026	855
Net investment income	71	58	49
Other revenues	(4)	5	11
Realized investment gains	—	2	7

Total	1,310	1,091	922

Run-off Retirement
Premiums and fees	2	215	271
Net investment income	144	467	1,413
Other revenues	348	562	(126)
Realized investment gains	7	448	49

Total	501	1,692	1,607

Run-off Reinsurance
Premiums and fees	92	80	84
Net investment income	99	92	82
Other revenues	(48)	(162)	(551)
Realized investment gains (losses)	(3)	1	21

Total	140	11	(364)

Other Operations
Premiums and fees	116	124	159
Net investment income	465	475	517
Other revenues	100	173	216
Realized investment gains (losses)	(9)	22	(53)

Total	672	794	839

Corporate
Net investment income	41	15	—
Other revenues and eliminations	(48)	(33)	(73)

Total	(7)	(18)	(73)

Total Consolidated Revenues from Continuing Operations
Premiums and fees	13,695	14,236	15,460
Net investment income	1,359	1,643	2,594
Other revenues	1,637	1,774	603
Realized investment gains (losses)	(7)	523	151

Total	$16,684	$18,176	$18,808

(In millions)

For the years ended December 31,	2005	2004	2003

Segment Earnings (Loss)(1)
Health Care	$688	$763	$429
Disability and Life	227	182	155
International	109	76	55
Run-off Retirement	209	282	222
Run-off Reinsurance	(64)	(115)	(359)
Other Operations	130	142	111
Corporate	(12)	(114)	(127)

Total	$1,287	$1,216	$486

Income (Loss) from Continuing Operations
Health Care	$689	$778	$473
Disability and Life	223	202	194
International	109	77	60
Run-off Retirement	214	578	254
Run-off Reinsurance	(66)	(110)	(346)
Other Operations	119	166	76
Corporate	(12)	(114)	(127)

Total	$1,276	$1,577	$584

Segment Statistics
Health Care
Estimated covered lives (in thousands):
Guaranteed cost:
Commercial HMO	813	900	1,332
Medicare and Medicaid	32	33	42
Other	214	56	74

Total guaranteed cost	1,059	989	1,448

Experience-rated	1,129	1,257	1,420
Service	6,902	7,455	8,667

Total medical membership	9,090	9,701	11,535

Dental(2)	10,516	10,747	12,149
Behavioral care(2)	15,642	14,334	14,189
Pharmacy(2)	7,345	7,429	8,993

(1) Segment earnings (loss) is defined as income (loss) from continuing operations excluding after-tax realized investment gains and losses.
(2) Reflects members enrolled in CIGNA’s dental, behavioral care or managed pharmacy programs, which provide access to services through a nationwide network. These members may also be medical members, or they may have stand-alone dental, behavioral care or pharmacy coverage.