Form 10-K, Exhibit 13
period 2006-12-31
CIGNA CORP
filed 2007-02-28
CIK 701221

Highlights

(Dollars in millions, except per share amounts)	2006	2005	2004	2003	2002

REVENUES
Premiums and fees and other revenues	$15,132	$15,332	$16,010	$16,063	$16,870
Net investment income	1,195	1,359	1,643	2,594	2,716
Realized investment gains (losses)	220	(7)	523	151	(238)

TOTAL REVENUES	$16,547	$16,684	$18,176	$18,808	$19,348

RESULTS OF OPERATIONS:
Health Care	$653	$688	$763	$429	$446
Disability and Life	226	227	182	155	133
International	138	109	76	55	31
Run-off Retirement	11	209	282	222	200
Run-off Reinsurance	(14)	(64)	(115)	(359)	(1,070)
Other Operations	95	130	142	111	105
Corporate	(95)	(12)	(114)	(127)	(136)
Realized investment gains (losses), net of taxes	145	(11)	361	98	(155)

Income (loss) from continuing operations	1,159	1,276	1,577	584	(446)
Income (loss) from discontinued operations, net of taxes	(4)	349	—	48	(1)
Cumulative effect of accounting change, net of taxes	—	—	(139)	—	—

NET INCOME (LOSS)	$1,155	$1,625	$1,438	$632	$(447)

Income (loss) per share from continuing operations:
Basic	$10.50	$10.02	$11.55	$4.18	$(3.17)
Diluted	$10.32	$9.83	$11.44	$4.16	$(3.17)
Net income (loss) per share:
Basic	$10.46	$12.76	$10.54	$4.52	$(3.18)
Diluted	$10.28	$12.52	$10.43	$4.50	$(3.18)
Common dividends declared per share	$0.10	$0.10	$0.41	$1.32	$1.32
Total assets	$42,399	$44,893	$81,059	$90,199	$89,019
Long-term debt	$1,294	$1,338	$1,438	$1,500	$1,500
Shareholders’ equity	$4,330	$5,360	$5,203	$4,607	$3,936
Per share	$43.89	$44.23	$39.41	$32.77	$28.24
Common shares outstanding (in thousands)	98,654	121,191	132,007	140,591	139,370
Shareholders of record	9,117	9,440	10,249	9,608	9,945
Employees	27,100	28,000	28,600	32,700	41,200

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

INDEX

26	Introduction

26	Overview

27	Consolidated Results of Operations

35	Acquisitions and Dispositions

36	Other Matters

39	Health Care

42	Disability and Life

42	International

43	Run-off Retirement

43	Run-off Reinsurance

45	Other Operations

46	Corporate

46	Discontinued Operations

46	Liquidity and Capital Resources

51	Investment Assets

52	Market Risk

54	Cautionary Statement

INTRODUCTION

In this filing and in other marketplace communications, CIGNA makes certain forward-looking statements relating to its financial condition and results of operations, as well as to trends and assumptions that may affect CIGNA. Generally, forward-looking statements can be identified through the use of predictive words (e.g., “Outlook for 2007”). Actual results may differ from CIGNA’s predictions. Some factors that could cause results to differ are discussed throughout Management’s Discussion and Analysis, including in the Cautionary Statement on page 54.

Certain insignificant reclassifications have been made to prior years’ amounts to conform to the 2006 presentation.

OVERVIEW

CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned health care and related benefits organizations in the United States. Key product lines, offered through the workplace, include medical coverages and related specialty health care products and services such as pharmacy, behavioral health, dental benefits, and disease management; group disability, life and accident insurance; and disability and workers’ compensation case management and related services. In addition, CIGNA has an international operation that offers life, accident and supplemental health insurance products and international health care products and services to businesses and individuals in selected markets. CIGNA also has certain inactive businesses, including a run-off retirement operation and a run-off reinsurance operation.

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

Key company-specific drivers affecting CIGNA’s results include:

•	competitiveness of CIGNA’s product design and service quality;

•	the absolute level of and trends in benefit costs;

•	the volume of customers served and the mix of products and services purchased by those customers;

•	the ability to price products and services competitively at levels that appropriately account for underlying cost inflation and utilization patterns;

•	the relationship between administrative costs and revenue; and

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the ability to execute on key technology initiatives, including successfully managing outsourcing arrangements with vendors, including International Business Machines Corporation (IBM) (see page 50).

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

CIGNA is focused on continuing to improve the performance of and profitably grow the health care operations; as well as continuing to profitably grow the disability and life insurance and international businesses; and managing the risks associated with the run-off reinsurance operations. In the health care operations, CIGNA has initiatives in place to (1) offer products that meet emerging consumer and market trends; (2) strengthen underwriting and pricing effectiveness; (3) improve medical membership results; (4) improve medical cost trends; (5) deliver quality member service; and (6) lower administrative expenses (see page 41 for further discussion).

CIGNA believes that the health care business model is evolving to one that focuses more directly on the role of the health care consumer. CIGNA has developed products, educational resources and customer support tools to assist consumers in making more informed choices regarding their health care and to achieve better health outcomes. CIGNA believes that its capabilities in consumerism, health advocacy and the provision of useful information position it to effectively meet this emerging market need.

CIGNA’s disability and life insurance operations continue to focus on profitable growth in the disability business in both the middle market and national accounts. The international business is focused on profitable growth particularly in the life, accident and health insurance and expatriate benefits businesses.

In the run-off reinsurance operations, CIGNA maintains a program to reduce the equity market risk associated with its guaranteed minimum death benefit reinsurance exposures. CIGNA is also pursuing the resolution of disputes associated with workers’ compensation and other reinsurance contracts through audits of claims from assumed business and managing collections from retrocessionaires, including issues relating to contract terms and coverage (see page 38 for further discussion).

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$13,641	$13,695	$14,236
Net investment income	1,195	1,359	1,643
Other revenues	1,491	1,637	1,774
Realized investment gains (losses)	220	(7)	523

Total revenues	16,547	16,684	18,176
Benefits and expenses	14,816	14,891	15,801

Income from continuing operations before taxes	1,731	1,793	2,375
Income taxes	572	517	798

Income from continuing operations	1,159	1,276	1,577
Income (loss) from discontinued operations, net of taxes	(4)	349	—

Income before cumulative effect of accounting change	1,155	1,625	1,577
Cumulative effect of accounting change, net of taxes ( See Note 2 to the Financial Statements)	—	—	(139)

Net income	$1,155	$1,625	$1,438

Realized investment gains (losses), net of taxes	$145	$(11)	$361

CIGNA’s income from continuing operations includes special items, which are summarized below.

Excluding special items, income from continuing operations in 2006 increased compared to 2005 reflecting:

•	improved realized investment results primarily due to sales of equity interests in real estate limited liability entities;

•	lower losses in the Run-off Reinsurance segment (see page 43); and

•	higher earnings in the International segment driven by growth in the expatriate employee benefits business and life, accident and health insurance business (see page 42).

These factors were partially offset by lower net earnings in the Health Care segment due to less favorable prior year claim development. Excluding the favorable prior year claim development, Health Care results improved reflecting:

•	higher contributions from the specialty businesses;

•	higher medical membership;

•	improved expense productivity; and

•	lower losses in the Medicare Part D program ($1 million after-tax in 2006 compared with $12 million after-tax in 2005).

These drivers were tempered by lower results in the guaranteed cost and experience-rated businesses. See page 39 for additional information.

Excluding special items, income from continuing operations in 2005 compared with 2004 reflected:

•	lower losses in the Run-off Reinsurance segment (see page 43 ) and Corporate (see page 46);

•

lower net earnings in the ongoing operating businesses due to the impact of membership losses in the Health Care segment (see page 39), partially offset by higher earnings in the Disability and Life (see page 42) and International (see page 42) segments; and

•	lower results in the Run-off Retirement segment (see page 43).

In order to facilitate an understanding and comparison of results of operations and permit analysis of trends in underlying revenue, expenses and income from continuing operations, the following table presents special items, which management believes are not representative of the underlying results of operations. See “Quarterly Financial Data” on page 94 for special items reported quarterly in 2006 and 2005.

SPECIAL ITEMS
(In millions)	Pre-Tax Benefit (Charge)	After-Tax Benefit (Charge)

2006

Charge associated with settlement of shareholder litigation (see page 38)	$(38)	$(25)
Cost reduction charge (see page 36)	(37)	(23)

Total	$(75)	$(48)

2005

Accelerated amortization of deferred gain on sale of retirement benefits business (see page 35)	$322	$204
Cost reduction charge (see page 36)	(51)	(33)
IRS tax settlement (see page 37)	6	81
Charge associated with a modified coinsurance arrangement (see page 35)	(12)	(8)

Total	$265	$244

2004

Accelerated amortization of deferred gain on sale of retirement benefits business (see page 35)	$338	$220
Cost reduction charge (see page 36)	(75)	(49)
Federal tax refund (see page 46)	5	28
Net charge associated with modified coinsurance arrangement (see page 35)	(39)	(25)
Effect of new accounting pronouncements (see page 43)	(17)	(11)
Gain on sale of investment advisory business (see page 36)	18	12

Total	$230	$175

Special items are discussed in further detail on the pages noted above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

Revenues decreased in 2006 primarily because of:

•	lower deferred gain amortization associated with the sold retirement benefits business (see page 35);

•	lower Health Care premiums and fees due to the loss of a large prescription drug contract, partially offset by membership growth and rate increases (see page 39); and

•

lower net investment income primarily due to a reduction in assets resulting from the conversion of the single premium annuity business to indemnity reinsurance (see page 35) and the impact of share repurchase activity (see page 51).

These factors were largely offset by improved realized investment results primarily due to sales of equity interests in real estate limited liability entities.

Revenues decreased in 2005 primarily because of:

•	lower premiums and fees in the Health Care segment due to lower membership; and

•	lower realized gains and reduced net investment income associated with the sale of the retirement benefits business.

Outlook for 2007

CIGNA expects full year 2007 income from continuing operations, excluding realized investment results and special items, to be slightly lower than the comparable 2006 amount, which includes $54 million of favorable prior year claim development. Excluding the favorable prior year claim development in 2006, CIGNA expects full year 2007 income from continuing operations, excluding realized investment results and special items, to increase modestly from 2006 primarily due to strong growth in the health care operations and the disability and life insurance and international businesses, partially offset by lower earnings in the run-off businesses and Corporate. Corporate losses are expected to be higher due to the absence of favorable expense and tax items that occurred in 2006. CIGNA’s outlook is subject to the factors cited in the Cautionary Statement on page 54.

Management is not able to estimate 2007 income from continuing operations under generally accepted accounting principles because it includes realized investment gains (losses) and special items. Information is not available for management to reasonably estimate future realized investment gains (losses) due, in part, to interest rate and stock market volatility and other internal and external factors. Information is not available for management to identify or reasonably estimate 2007 special items.

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

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of CIGNA’s Board of Directors and the Audit Committee has reviewed the disclosures presented below.

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

Management believes the current assumptions used to estimate amounts reflected in CIGNA’s consolidated financial statements are appropriate. However, if actual experience differs from the assumptions used in estimating amounts reflected in CIGNA’s consolidated financial statements, the resulting changes could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s liquidity and financial condition.

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

Future policy benefits –
Guaranteed minimum death benefits

These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the guaranteed death benefit over the values of contractholders’ accounts. The death benefit coverage in force at December 31, 2006 (representing the amount payable if all 900,000 contractholders had died as of that date) was approximately $4.9 billion.

CIGNA had liabilities for future policy benefits for these contracts of $862 million as of December 31, 2006 and $951 million as of December 31, 2005.

CIGNA estimates these liabilities based on assumptions for lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate), and volatility. These assumptions are based on CIGNA’s experience and future expectations over the long-term period. CIGNA monitors actual experience to update these estimates as necessary.

Lapse refers to the full surrender of an annuity prior to a contractholder’s death.

Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. Equity market declines could expose CIGNA to higher rates of partial surrender, the effect of which is not covered by CIGNA’s program to substantially reduce market risks.

Interest rates include both (a) the mean investment performance assumption considering CIGNA’s program to reduce equity market exposures using futures and forward contracts, and (b) the liability discount rate assumption.

Volatility refers to market fluctuations that affect the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

See Note 7 to the Financial Statements for additional information.

If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:

•    Mortality – $55 million

•    Volatility – $40 million

•    Lapse – $20 million

•    Interest Rates:

•    Mean Investment Performance – $35 million

•    Discount Rate – $25 million

•    Future Partial Surrenders – $5 million

Management believes the current assumptions used to estimate these liabilities are appropriate. However, if actual experience differs from the assumptions (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating these liabilities, the resulting changes could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

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

•     2006 – gross $960 million; net $710 million

•     2005 – gross $1.2 billion; net $823 million

•     2004 – gross $1.6 billion; net $1.1 billion

These liabilities are presented above both gross and net of reinsurance and other recoverables.

These liabilities generally exclude amounts for administrative services only business.

See Note 5 to the Financial Statements for additional information.

CIGNA develops estimates for Health Care medical claims payable using actuarial principles and assumptions based on historical and projected claim payment patterns, medical cost trends, which are impacted by the utilization of medical services and the related costs of the services provided (unit costs), benefit design, seasonality, and other relevant operational factors. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors, and recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

CIGNA’s estimate of the liability for medical claims incurred but not yet reported is primarily calculated using historical claim payment patterns and expected medical cost trends. CIGNA analyzes the historical claim payment patterns by comparing the dates claims were incurred, generally the dates services were provided, to the dates claims were paid to determine “completion factors”, which are a measure of the time to process claims. A completion factor is calculated for each month of incurred claims. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. CIGNA estimates the ultimate liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claim data. The difference between this estimate of the ultimate liability and the current paid claim data is the estimate of the remaining claims to be paid for each incurral month. These monthly estimates are aggregated and included in CIGNA’s Health Care medical claims payable at the end of each reporting period. Completion factors are used to estimate the health care medical claims payable for all months where claims have not been completely resolved and paid, except for the most recent month as described below.

Completion factors are impacted by several key items including changes in the level of claims processed electronically versus manually (auto-adjudication), changes in provider claims submission rates, membership changes and the mix of products. As noted, CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period. It is possible that the actual completion rates for the current period will develop differently from historical patterns, which could have a material impact on CIGNA’s medical claims payable and net income.

For the year ended December 31, 2006, actual experience differed from CIGNA’s key assumptions, resulting in $173 million of favorable incurred claims related to prior years’ medical claims payable of or 2.6% of the current year incurred claims as reported for the year ended December 31, 2005. For the year ended December 31, 2005, actual experience differed from CIGNA’s key assumptions, resulting in $326 million of favorable incurred claims related to prior years’ medical claims, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004. Specifically, the favorable impact is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience.

The corresponding impact of favorable prior year development on net income was $54 million for the year ended December 31, 2006 and $137 million for the year ended December 31, 2005. The change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA’s net income. See Note 5 to the Financial Statements for additional information.

While the recent variances were 2.6% for the year ended December 31, 2006 and 4.7% for the year ended December 31, 2005 related to the impact of the prior year medical claims payable; and 0.8% for the year ended December, 31, 2006 and 2.0% for the year ended December 31, 2005 related to the impact on net income, CIGNA does not anticipate that the circumstances that led to those recent changes in assumptions are likely to recur in the future.

CIGNA has taken the following actions over the past several years:

•   significantly improved the time to process claims, which impacts CIGNA’s completion factors; and

•   renegotiated provider contracts, which impacts the unit cost of medical services.

These actions have been factored into CIGNA’s current assumptions. Accordingly, CIGNA believes that based on the current mix of business as of December 31, 2006, relative to the health care medical claims payable, the annual impact of each 1% variance between the actual and expected incurred medical claims on CIGNA’s net income would be approximately $30 million, favorable or unfavorable dependent on the direction of the actual versus expected variance.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Claims incurred in the most recent month have limited paid claim data, since a large portion of health care claims are not submitted to CIGNA for payment in the month services have been provided. This makes the completion factor approach less reliable for claims incurred in the most recent month. As a result, in any reporting period, for the estimates of the ultimate claims incurred in the most recent month, CIGNA primarily relies on medical cost trend analysis, which reflects expected claim payment patterns and other relevant operational considerations. Medical cost trend is impacted by several key factors including medical service utilization and unit costs and CIGNA’s ability to manage these factors through benefit design, underwriting, provider contracting and CIGNA’s medical management initiatives. These factors are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior.

Because historical trend factors are often not representative of current claim trends, the trend experienced for the most recent history along with an analysis of emerging trends, have been taken into consideration in establishing the liability for medical claims payable at December 31, 2006 and 2005. It is possible that the actual medical trend for the current period will develop differently from the expected, which could have a material impact on CIGNA’s medical claims payable and net income.

For each reporting period, CIGNA evaluates key assumptions by comparing the assumptions used in establishing the medical claims payable to actual experience. When actual experience differs from the assumptions used in establishing the liability, medical claims payable are increased or decreased through current period net income. Additionally, CIGNA evaluates expected future developments and emerging trends which may impact key assumptions. The estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in CIGNA’s key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims, and medical cost trends, which are impacted by actual or expected changes in the utilization of medical services and unit costs.

See Note 5 to the Financial Statements for additional information.

Based on the current mix of business, CIGNA would reasonably expect the variance between actual and expected incurred medical claims to be within the range of 0% to 2%. This potential variance is expected to be driven evenly by completion factors and monthly medical cost trends. While, these ranges are consistent with the more recent variation in actual completion factors and medical trend assumptions, including the impact of recent operational and environmental changes, there is significant uncertainty regarding the ultimate outcome of actual results versus individual assumptions, and accordingly, more precision is not appropriate.

The amounts would be reflected in the Health Care Segment.

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

As of December 31, 2006, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $51 million. CIGNA had an additional liability of $47 million associated with the cost of reinsurance as of December 31, 2006. As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and amounts recoverable from reinsurers of $48 million. CIGNA also had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005.

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

The estimates of fair value for these liabilities may be impacted in the future by the implementation of Statement of Financial Accounting Standard No. 157, “Fair Value Measurements.” See Note 2 to the Financial Statements for additional information.

If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:

•     Mortality – Less than $1 million

•     Market Returns – $7 million

•     Volatility – $3 million

•     Lapse – $2 million

•     Interest Rates:

•     Discount Rate – $2 million

•     Long-Term Claim Interest Rate – $7 million

•     Credit Risk – $3 million

If annuity election rates were assumed to be 10% annually, (compared with the current assumption of no more than 5% annually) net income would decrease by approximately $40 million after-tax.

Management believes the current assumptions used to estimate these liabilities are appropriate. However, if actual experience differs from the assumptions used in estimating these liabilities, the resulting change could have a material adverse effect on CIGNA’s results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

The amounts would be reflected in the Run-off Reinsurance segment.

Reinsurance recoverables –
Reinsurance recoverables in Run-off Reinsurance

Collectibility of reinsurance recoverables requires an assessment of risks that such amounts will not be collected, including risks associated with reinsurer default and disputes with reinsurers regarding applicable coverage.

Gross and net reinsurance recoverables in the Run-off Reinsurance segment as of December 31, were as follows:

•     2006 – gross $506 million;
net $360 million

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

A 10% reduction of net reinsurance recoverables due to uncollectibility at December 31, 2006, would reduce net income by approximately $30 million after-tax.

The amounts would be reflected in the Run-off Reinsurance segment.

See Note 8 to the Financial Statements for additional information.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Accounts payable, accrued expenses and other liabilities-pension liabilities

These liabilities are estimates of the present value of the qualified and nonqualified pension benefits to be paid (attributed to employee service to date) net of the fair value of plan assets. The accrued pension benefit liability was $843 million as of December 31, 2006 and $971 million as of December 31, 2005.

See Note 9 to the Financial Statements for additional information.

CIGNA estimates these liabilities with actuarial models using various assumptions including discount rates and an expected return on plan assets.

Discount rates are set considering actual annualized yields for high quality, long-term corporate bonds, adjusted to reflect the duration of the pension liabilities.

The expected return on plan assets for the domestic qualified pension plan is developed considering actual historical returns, current and expected market conditions, plan asset mix and management’s investment strategy. In addition, to measure pension costs CIGNA uses a market-related asset value method for domestic qualified pension plan assets invested in non-fixed income investments, which are approximately 80% of total plan assets. This method recognizes market appreciation or depreciation in the non-fixed income portfolio over 5 years, a method that reduces the short-term impact of market fluctuations.

The declining interest rate environment and varying actual asset returns compared to assumptions in 2000, 2001 and 2002 resulted in an accumulated unrecognized actuarial loss of $0.8 billion at December 31, 2006. The actuarial loss adjusted for unrecognized changes in market-related asset values is amortized over the remaining service life of pension plan participants if the loss exceeds 10% of the market-related value of plan assets or 10% of the projected benefit obligation, whichever is greater. As of December 31, 2006, approximately $0.8 billion of the adjusted actuarial loss exceeded 10% of the projected benefit obligation and approximately $82 million after-tax will be expensed in 2007 net income. For the year ended December 31, 2006, $99 million after-tax was expensed in net income.

Changes to CIGNA’s assumptions for discount rates and the expected return on domestic qualified plan assets will not change required cash contributions to the pension plan, as CIGNA funds at least the minimum amount required by ERISA. Using past experience, CIGNA expects that it is reasonably possible that a change in key assumptions of 10% could occur. If discount rates for the qualified and nonqualified pension plans changed by 10%:

•    annual pension costs for 2007 would be impacted by approximately $20 million, after-tax; and

•    the accrued pension benefit liability would be impacted by approximately $250 million as of December 31, 2006 resulting in an after-tax adjustment to shareholders’ equity of approximately $163 million as of December 31, 2006.

If the expected return on domestic qualified pension plan assets changed by 10%, annual pension costs for 2007 would be impacted by approximately $14 million, after-tax.

If the December 31, 2006 fair values of domestic qualified plan assets changed by 10%, pension liabilities recorded as an after-tax adjustment to shareholders’ equity would be approximately $215 million.

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

Management estimates the amount of an “other than temporary” impairment when a decline in value is expected to persist, using quoted market prices for public securities with active markets and the present value of future cash flows for private placement bonds. Expected future cash flows are based on historical experience of the issuer and management’s expectation of future performance. See “Quality Ratings” on page 51 for additional information.

CIGNA recognized “other than temporary” impairments of investments in fixed maturities as follows (after-tax, excluding policyholder share):

•    2006 – $18 million

•    2005 – $12 million

•    2004 – $10 million

See Note 10(A) to the Financial Statements for a discussion of review of declines in fair value.

For all fixed maturities with cost in excess of their fair value, if this excess was determined to be other than temporary, CIGNA’s net income as of December 31, 2006 would have decreased by approximately $37 million after-tax.

For private placement bonds considered impaired, a decrease of 10% of all expected future cash flows for the impaired bonds would reduce net income by approximately $1 million after-tax.

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACQUISITIONS AND DISPOSITIONS

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

Star-HRG Acquisition

On July 11, 2006, CIGNA acquired the operating assets of Star-HRG, a leading provider of low cost health plans and other employee benefits coverage for hourly and part-time workers and their families, for $156 million, including assumed liabilities. The acquisition was financed through the issuance of a note payable to the seller ( see Note 12 to the Financial Statements). The purchase price was allocated as follows: $57 million to identifiable intangible assets and the remaining $99 million to goodwill.

Intangible assets (primarily purchased customer relationships, software and trademarks) associated with the acquisition are being amortized on a straight-line basis over periods from 3 to 10 years.

The results of Star-HRG are included in the accompanying consolidated financial statements from the date of the acquisition.

Sale of the Brazilian Life Insurance Operations

During 2006, CIGNA entered into negotiations to sell its Brazilian life insurance business. The sale is expected to close in 2007 and as a result, CIGNA has classified this business as a discontinued operation. CIGNA recognized an impairment loss in 2006 with respect to this business of $17 million after-tax, primarily related to the write-off of unrecoverable foreign tax credits and foreign currency translation losses.

Sale of Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an initial after-tax gain of $809 million, of which $267 million after-tax was recognized immediately. The after-tax gain was subsequently reduced by $3 million to reflect additional taxes on the sale. In 2006, the after-tax gain increased by $12 million resulting from the conversion of the single premium annuity business to indemnity reinsurance (see below). Both of these adjustments are reflected in the deferred portion of the gain.

As this transaction was primarily in the form of a reinsurance arrangement under which CIGNA retains the contractual obligation to pay these liabilities, $542 million of the initial after-tax gain was deferred. Subsequent to the original reinsurance transaction, the buyer of the retirement benefits business has entered into agreements with most of the insured parties relieving CIGNA of any remaining contractual obligation to those parties (novation). Additional such agreements are expected.

The deferred gain is amortized at the rate that earnings from the sold business would have been expected to emerge (primarily 15 years on a declining basis) or until CIGNA is relieved of any remaining contractual obligation. At the time of novation, CIGNA accelerates amortization of a portion of the deferred gain and also reduces the associated contractholder deposit funds, future policy benefits, reinsurance recoverables and separate account balances. As of December 31, 2006, the remaining contractholder deposit funds and future policy benefits associated with the sold retirement benefits business totaled $2.5 billion. See Note 8 to the Financial Statements for additional information on reinsurance recoverables associated with the sale of the retirement benefits business.

CIGNA recognized deferred gain amortization in other revenues in the Run-off Retirement segment as follows:

(In millions)	Pre-Tax	After-Tax

2006

Accelerated deferred gain amortization	$8	$7
Normal deferred gain amortization	$10	$7

2005

Accelerated deferred gain amortization	$322	$204
Normal deferred gain amortization	$24	$16

2004

Accelerated deferred gain amortization*	$342	$223
Normal deferred gain amortization	$80	$52

*  Of these amounts, $338 million pre-tax and $220 million after-tax are noted as special items.

For 2006, accelerated deferred gain amortization was not reported as a special item due to immateriality. The remaining pre-tax deferred gain as of December 31, 2006 was $65 million, which will be recognized through 2032.

In 2004, CIGNA transferred $1.2 billion of invested assets and $2.6 billion of separate account assets supporting modified coinsurance arrangements to the buyer and converted these arrangements to indemnity reinsurance. This transfer resulted in the recognition of realized investment gains of $25 million after-tax and a corresponding loss on reinsurance of $25 million after-tax in other revenues.

In 2005, in connection with another modified coinsurance arrangement, CIGNA received units of the buyer’s separate accounts and continues to carry those units as separate account assets on its balance sheet for the business not yet directly assumed by the buyer. At December 31, 2006, there were approximately $3.2 billion of separate account assets and liabilities associated with this business not yet directly assumed by the buyer.

From April 1, 2004 through March 31, 2006, CIGNA had a modified coinsurance arrangement relating to the single premium annuity business sold to the buyer. Under the arrangement, CIGNA retained the invested assets supporting the reinsured liabilities. These invested assets were held in a business trust established by CIGNA. During 2005, CIGNA recorded in other operating expenses a pre-tax charge of $12 million ($8 million after-tax) to offset realized investment results. This charge had no effect on CIGNA’s net income.

Effective April 1, 2006, the buyer converted this modified coinsurance arrangement to an indemnity reinsurance structure and took ownership of the trust assets. CIGNA transferred invested assets to the buyer and recorded a reinsurance recoverable of approximately $1.6 billion, which corresponds to the liabilities for the single premium annuity business held by CIGNA as of March 31, 2006. As disclosed above, the deferred gain increased by $12 million after-tax from the conversion.

Sale of Investment Advisory Businesses

In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

OTHER MATTERS

Initiatives to Lower Operating Expenses

From 2004 through 2006, CIGNA has undertaken several initiatives to realign its organization and consolidate support functions in an effort to increase efficiency and responsiveness to customers. See page 41 for further information on lowering administrative expenses.

In the fourth quarter of 2006, CIGNA completed a review of staffing levels in the health care operations and in supporting areas. As a result, CIGNA recognized in other operating expenses a charge for severance costs of $37 million pre-tax (Health Care – $24 million; Corporate – $13 million) and $23 million after-tax (Health Care – $15 million; Corporate – $8 million). CIGNA expects to achieve $45 million after-tax in estimated savings in 2007 and $68 million after-tax in annualized estimated savings from this specific program. A portion of these savings will be reinvested to further enhance CIGNA’s capabilities in the areas of consumerism and health advocacy.

In 2005, CIGNA implemented a plan to further streamline operations in the health care business and in supporting areas. As a result, CIGNA recognized in other operating expenses a total charge for severance costs of $51 million pre-tax (Health Care – $22 million; Corporate – $29 million) and $33 million after-tax (Health Care – $14 million; Corporate – $19 million). CIGNA substantially completed this program in 2006.

In 2004, CIGNA adopted a program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expenses total pre-tax charges of $86 million ($56 million after-tax) of which $75 million pre-tax ($49 million after-tax) is noted as a special item in 2004. CIGNA substantially completed this program in 2005.

Pension and Other Postretirement Benefit Liability

Effective December 31, 2006, CIGNA adopted Statement of Financial Accounting Standard (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. The overall effect was an after-tax increase to shareholders’ equity of $36 million. This increase occurs because prior service costs and net gains from past experience for other postretirement benefit plans more than offset the unrecognized underfunded pension liability. See Note 2(B) to the Financial Statements for further information.

In addition, prior to implementing SFAS No. 158, accumulated other comprehensive income increased in 2006 by $284 million after-tax, primarily due to lower minimum pension liabilities from the effect of asset returns in excess of expectations, amortization of losses from past experience, and an increase in the long-term interest rates used to determine the benefit obligation.

CIGNA contributed $544 million in 2005 for minimum funding requirements for the domestic pension plan and for voluntary contributions to the domestic and international pension plans. The decision to make voluntary contributions to the domestic pension plan was based upon the favorable economic impact the contributions would have on the funding status of CIGNA’s pension plan, including the potential for reducing future additional funding requirements as well as reducing premiums to the Pension Benefit Guaranty Corporation. CIGNA did not make domestic pension plan contributions in 2006 and does not expect to make, nor is CIGNA required to make, domestic pension plan contributions in 2007.

Actual cash contributions made to the pension plans could vary significantly from the estimates of unfunded plan obligations based on actual future returns on pension assets and future interest rates, both of which are highly unpredictable. The Pension Protection Act of 2006 requires companies to fully fund defined benefit pension plans over a seven-year period beginning in 2008. CIGNA has evaluated this requirement in light of its pension plan and has made estimates of amounts to be funded in the future. Based on this assessment, CIGNA does not believe that the funding requirements of the Pension Protection Act will cause a material adverse effect on CIGNA’s liquidity in the future based on known facts.

See “Critical Accounting Estimates” on page 34 for the assumptions used to determine pension liabilities and the effects of hypothetical changes in those assumptions.

See Note 9 to the Financial Statements for a detailed discussion of CIGNA’s pension and other postretirement benefit plans including the nature of accounting for and funding of these plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

During 2005, CIGNA recovered approximately $220 million in net cash relating to its refund claim and the settlement of audit issues.

Regulatory and Industry Developments

Employee benefits regulation. The business of administering and insuring employee benefit programs, particularly health care programs, is heavily regulated by federal and state laws and administrative agencies, such as state departments of insurance and the federal Departments of Labor and Justice, as well as the courts. Regulation and judicial decisions have resulted in changes to industry and CIGNA’s business practices and will continue to do so in the future. In addition, CIGNA’s subsidiaries are routinely involved with various claims, lawsuits and regulatory and IRS audits and investigations that could result in financial liability, changes in business practices, or both. Health care regulation in its various forms could have an adverse effect on CIGNA’s health care operations if it inhibits CIGNA’s ability to respond to market demands or results in increased medical or administrative costs without improving the quality of care or services.

Other possible regulatory changes or judicial decisions that could have an adverse effect on CIGNA’s employee benefits businesses include:

•	additional mandated benefits or services that increase costs;

•	legislation that would grant plan participants broader rights to sue their health plans;

•	changes in ERISA regulations resulting in increased administrative burdens and costs;

•

additional restrictions on the use of prescription drug formularies and rulings from pending purported class action litigation, which could result in adjustments to or the elimination of the average wholesale price or “AWP” of pharmaceutical products as a benchmark in establishing certain rates, charges, discounts, guarantees and fees for various prescription drugs;

•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;

•

changes in public policy and in the political environment, which could affect state and federal law, including legislative and regulatory proposals related to health care issues, which could increase cost and affect the market for CIGNA’s health care products and services; and pension legislation, which could increase pension cost;

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

Litigation and Other Legal Matters

Managed care litigation. In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA. A dispute over disallowed claims under the settlement submitted by a representative of certain class member physicians is proceeding to arbitration. Separately in April 2005, the court approved a settlement between CIGNA and the remaining plaintiffs, a class of non-physician health care professionals. In the fourth quarter of 2006, CIGNA received a $22 million pre-tax ($14 million after-tax) insurance recovery related to this litigation. The favorable impact of this recovery is included in Health Care’s segment results (see page 39). CIGNA continues to pursue additional recoveries from two other insurers.

Broker compensation. Various regulators, including the New York and Connecticut Attorneys General and the Florida Office of Insurance Regulation, have been investigating insurance broker compensation. Some regulators have brought suit against certain insurance brokers, including Universal Life Resources (ULR), alleging, among other things, that these brokers sought rigged bids from, and steered business to, insurers with whom they had contingent compensation arrangements. Some of CIGNA’s subsidiaries are included in one such lawsuit seeking injunctive relief against these contingent compensation practices. CIGNA is also providing information about ULR in connection with investigations by the U.S. Attorney’s Office for the Southern District of California and the San Diego District Attorney. In addition, CIGNA provided information about another broker to the U.S. Department of Labor. CIGNA is cooperating with the inquiries and investigations.

Separately, several purported class action lawsuits have been filed against brokers and insurance companies, including certain of CIGNA’s subsidiaries, asserting that contingent commissions are unlawful. These suits are now procedurally consolidated in a multi-district litigation proceeding in federal court in New Jersey. CIGNA denies the allegations and will vigorously defend itself in these cases. The parties are currently engaged in discovery.

CIGNA Corporation securities litigation. During the fourth quarter of 2006, CIGNA reached an agreement to resolve claims filed in federal court in 2002 against certain former and current officers and members of its Board of Directors on behalf of a class of CIGNA shareholders. The settlement, which specifies $93 million to be paid to the plaintiffs, was preliminarily approved by the U.S. District Court for the Eastern District of Pennsylvania on January 25, 2007. A final fairness hearing before the Court is expected to be held on April 27, 2007 with final approval expected shortly thereafter. Additionally, the settlement is dependent upon a certain level of class participation. In connection with the settlement agreement, CIGNA recorded an after-tax charge of $25 million ($38 million pre-tax) in Corporate. The charge includes certain costs to defend and is net of expected insurance recoveries.

In addition, CIGNA and certain of its current and former Directors have reached a separate settlement with the Plaintiffs in the related derivative action. Under that settlement, CIGNA’s insurers will deposit and apportion, on behalf of the individual defendants, $6 million of the aforementioned $93 million class action settlement, and have agreed to make a payment of not more than $720,000 for Plaintiff’s attorney’s fees subject to court approval. On January 25, 2007, the U.S. District Court for the Eastern District of Pennsylvania preliminarily approved the settlement and set a hearing on final approval on April 27, 2007. CIGNA expects final approval shortly thereafter.

Amara cash balance pension plan litigation. Plaintiffs representing CIGNA Pension Plan participants affected by the 1998 conversion to a cash balance formula filed a class action lawsuit against CIGNA and the CIGNA Pension Plan in December 2001. The plaintiffs allege, various ERISA violations including, among other things, that the Plan’s cash balance formula discriminates against older employees; the conversion resulted in a wear away period (during which the pre-conversion accrued benefit exceeded the post-conversion benefit); and these conditions are not adequately disclosed in the Plan. A non-jury trial began on September 11-15, 2006. Due to the court’s schedule, the proceedings were adjourned and the trial was completed on January 25, 2007. The judge has ordered the parties to submit post-trial briefs in advance of closing arguments to be held on June 4, 2007.

Run-off reinsurance litigation. In connection with CIGNA’s run-off reinsurance operations described on page 43, CIGNA purchased extensive retrocessional reinsurance for its Unicover contracts and also for some other segments of its non-Unicover business. CIGNA is appealing in court an adverse award in a retrocessional enforcement arbitration. A hearing on that appeal is scheduled for March 13-14, 2007. In addition, CIGNA recently commenced another retrocessional enforcement arbitration. Other disputes concerning these retrocessional contracts have been substantially resolved or settled.

CIGNA is routinely involved in numerous claims, lawsuits, regulatory and IRS audits, investigations and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA’s consolidated results of operations, liquidity or financial condition.

Summary. The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information on contingencies that could affect CIGNA’s results, see Note 20 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

HEALTH CARE

(In millions)
Financial Summary	2006	2005	2004
Premiums and fees	$9,830	$10,177	$10,868
Net investment income	261	275	283
Other revenues	1,371	1,091	1,027

Segment revenues	11,462	11,543	12,178
Benefits and expenses	10,456	10,494	10,990

Income before taxes	1,006	1,049	1,188
Income taxes	353	361	425

Segment earnings	$653	$688	$763

Realized investment gains, net of taxes	$105	$1	$15

Special item (after-tax) included in segment earnings:
Cost reduction charge	$(15)	$(14)	$(28)

The Health Care segment includes insured and self-funded medical, dental, behavioral health, prescription drug and other products and services that integrate to support the delivery of consumerism and health advocacy solutions. This segment also includes group disability and life insurance products that were historically sold in connection with certain experience-rated medical accounts that continue to be managed within the health care business.

These products and services are offered through guaranteed cost, retrospectively experience-rated and service only funding arrangements. For a description of funding arrangements, see page 10 of CIGNA’s 2006 Form 10-K.

Results

Segment earnings include after-tax favorable prior year claim development of $54 million in 2006, $137 million in 2005 and $106 million in 2004.

Favorable prior year claim development in both 2006 and 2005 is primarily due to:

•	higher than expected completion factors reflecting better than expected time to process claims driven by higher auto-adjudication rates and more timely submission of provider claims; and

•

lower than expected medical cost trends driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends due to provider contracting initiatives and the mix of services provided.

Excluding prior year claim development and the special items noted in the table above, segment earnings for 2006 were higher than the prior year reflecting:

•	higher contributions from the specialty businesses;

•	higher medical membership;

•	improved expense productivity; and

•	lower losses in the Medicare Part D program ($1 million after-tax in 2006 compared with $12 million after-tax in 2005).

These factors were partially offset by lower results in the guaranteed cost business reflecting premium increases which were less than medical cost increases and lower experienced-rated earnings.

Excluding prior year claim development and the special items noted in the table above, segment earnings decreased in 2005 compared with 2004 primarily reflecting the impact of net membership declines in revenues, partially offset by lower operating expenses and higher earnings in specialty health care operations.

Premiums and Fees

Premiums and fees reflect the loss in 2006 of a large prescription drug contract of $1.1 billion in the experience-rated business. The loss of this contract had minimal impact to earnings, however, the final settlement of this contract did result in net cash outflows in 2006 (see page 46 for additional information.)

Excluding the loss of this contract, premiums and fees increased by 9% in 2006 primarily due to increased guaranteed cost membership and rate increases, as well as premiums and fees associated with the Medicare Part D and voluntary/limited benefits businesses.

Premiums and fees decreased in 2005 primarily due to declining membership, partially offset by rate increases.

The table below shows the premiums and fees generated by each area in the Health Care Segment:

(In millions)	2006	2005	2004

Medical:
Commercial HMO[1]	$2,744	$2,646	$3,191
Other guaranteed cost	946	463	44
Voluntary/limited benefits	72	—	—
Experience-rated medical[2]	1,760	2,836	2,937
Dental	776	899	888
Medicare and Medicaid	321	286	286
Medicare Part D	215	—	—
Other medical[3]	929	926	1,133

Total medical	7,763	8,056	8,479
Life and other non-medical	305	399	496

Total premiums	8,068	8,455	8,975
Fees[4]	1,762	1,722	1,893

Total premiums and fees	$9,830	$10,177	$10,868

1 Includes premiums of $73 million in 2006 associated with the health care members in Tucson, Arizona (see Medical Membership below).

2 Includes ($15) million in 2006 and $1.1 billion in 2005 related to a large prescription drug contract which was canceled effective January 1, 2006. Also, includes minimum premium members, which have a risk profile similar to experience-rated funding arrangements. The risk portion of minimum premium revenue is reported in experience-rated medical premium whereas the self funding portion of minimum premium revenue is recorded in fees.

3 Other medical premiums include risk revenue for stop loss and specialty products.

4 Represent administrative service fees for medical members and related specialty products and, commencing on January 1, 2006 also include fees of $27 million related to Medicare Part D.

Benefits and Expenses

Health Care segment benefits and expenses consist of the following:

(In millions)	2006	2005	2004

Medical claims expense	$6,111	$6,305	$6,616
Other benefit expenses	260	347	484
Other operating expenses	4,085	3,842	3,890

Total benefits and expenses	$10,456	$10,494	$10,990

Other operating expenses for 2006 include the favorable impact of a $22 million pre-tax ($14 million after-tax) insurance recovery resulting from a litigation matter. Operating expenses in 2006 increased reflecting costs associated with certain revenue growth initiatives and amortization of software development. Excluding these items, other operating expenses for 2006 reflect improved productivity. See page 36 for information on cost reduction initiatives.

See Note 5 to the Financial Statements for additional information about medical claims payable and medical claims expenses.

Medical Membership

CIGNA’s medical membership includes any individual for whom CIGNA retains medical underwriting risk, who uses a CIGNA network for services covered under their medical coverage or for whom CIGNA administers medical claims. As of December 31, estimated medical membership was as follows:

(In thousands)	2006	2005	2004

Guaranteed cost:
Commercial HMO	764	813	900
Medicare and Medicaid	32	32	33
Other	366	214	56

Total guaranteed cost, excluding voluntary/limited benefits	1,162	1,059	989
Voluntary/limited benefits	164	—	—

Total guaranteed cost	1,326	1,059	989
Experience-rated[1]	935	1,129	1,257
Service	7,128	6,902	7,455

Total medical membership	9,389	9,090	9,701

1 Includes minimum premium members, which have a risk profile similar to experience-rated funding arrangements. The risk portion of minimum premium revenue is reported in experience-rated medical premium whereas the self funding portion of minimum premium revenue is recorded in fees.

During 2006, CIGNA’s medical membership increased by 3% including 164,000 members with voluntary or other limited health care benefits coverage as a result of the Star-HRG acquisition in 2006. Excluding this acquisition, medical membership increased 1.5% reflecting growth in service and other guaranteed cost, partially offset by lower experience-rated membership.

In 2006, approximately 54,000 health care members in Tucson, Arizona were transitioned to CIGNA as the result of a Department of Justice requirement to divest certain contracts in connection with the merger of two health care industry competitors. Initially, CIGNA will serve as a reinsurer and, at the time of renewal, will work toward underwriting these customers directly on CIGNA contracts. Given the unique nature of this transaction, CIGNA will not include these members in its reported medical membership until such customers renew on CIGNA contracts.

In addition in 2006, approximately 84,000 members were reclassified from experience-rated to service. This change had no impact on reported revenues or segment earnings.

Medical membership decreased in 2005 due to a decline in new business sales and lower retention of existing accounts. These declines were primarily attributable to CIGNA maintaining underwriting discipline in a competitive pricing environment, while continuing to work to reduce medical and operating expenses, which affected the competitiveness of CIGNA’s health care products.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Improvement

CIGNA continues to focus on improving operational effectiveness and the financial results of its health care operations. Key areas of focus are:

•	offering products that meet emerging market and consumer trends;

•	strengthening underwriting and pricing effectiveness;

•	improving medical membership results;

•	improving medical cost trends;

•	continuing to deliver quality member service; and

•	lowering administrative expenses.

Offering products that meet emerging trends. The CIGNATUREsm suite of products, allows employers to choose the funding arrangement that is appropriate for the employer and level of medical management that is appropriate for their employee population. In addition, CIGNA offers the CIGNA Choice Fundsm, which is a set of consumer-directed capabilities that includes options for health reimbursement arrangements and/or health savings accounts and enables consumers to make effective health decisions using information tools provided by CIGNA.

In July 2006, CIGNA acquired Star-HRG, a leading provider of low cost health plans and other employee benefits coverage for hourly and part-time workers and their families. This acquisition complements CIGNA’s existing product portfolio by giving CIGNA the capability to offer voluntary health insurance coverage. Also in 2006, CIGNA acquired vielife, a U.K. based leading provider of integrated online health management and coaching programs and entered into a long-term agreement with the University of Michigan to access certain intellectual property related to identification of health risks and employer worksite health and wellness programs.

In 2005, CIGNA acquired Choicelinx, a benefits technology and services company. This acquisition adds new technology capabilities for offering personalized health care products and decision support tools to consumers.

In 2005, CIGNA announced its strategic alliance with NationsHealth, Inc. (a distribution and services company) to jointly deliver Medicare Part D prescription drug plans.

Strengthening underwriting and pricing effectiveness. One of CIGNA’s key priorities is to achieve strong profitability in a competitive health care market. CIGNA is focused on effectively managing pricing and underwriting decisions at the case level and for the overall book of business, particularly for the guaranteed cost business.

Improving medical membership results. CIGNA is continuing to improve medical membership with:

•	a diverse product portfolio that meets emerging consumer-directed trends;

•	consistent and responsive member service delivery;

•	competitive provider networks;

•	strong clinical quality in medical, specialty health care and disability management;

and by continuing to implement the other operational improvements described below.

CIGNA continues to evaluate opportunities with regional health care companies. CIGNA formed strategic alliances with New York-based MVP Health Care/Preferred Care in September 2006 and with Minnesota-based HealthPartners in April 2006. In addition, CIGNA entered into an agreement to acquire Memphis-based Mid-South Administrative Group, LLC (which was completed in January 2007) to give the Company an expanded local presence in Memphis and western Tennessee. Also, in 2005, CIGNA acquired Managed Care Consultants of Nevada.

These strategic actions are designed to:

•	strengthen CIGNA’s national provider network;

•	enhance CIGNA’s ability to provide superior medical and disease management programs;

•	provide administrative ease for multi-state employers; and

•	grow membership in key geographic areas, as well as providing a basis for lowering medical costs.

CIGNA believes that its medical management model, focus on clinical quality and ability to integrate health and related benefit solutions position the company to continue to improve membership results.

Improving medical cost trend. CIGNA operates under a centralized medical management model, which helps facilitate consistent levels of care for its members and reduces infrastructure expenses.

CIGNA is focused on improving its medical cost trend by managing unit medical costs more effectively. To help achieve this end, CIGNA continues to focus on renegotiating contracts with certain facilities to limit increases in medical reimbursement costs. In addition, CIGNA seeks to strengthen its network position in selected markets and may pursue additional acquisitions and strategic alliances.

Continuing to deliver quality member and provider service. CIGNA continues to deliver competitive service to members, providers and customers. CIGNA believes that quality service can improve member retention and, when combined with useful health information and tools, help motivate members to become more engaged in their personal health, which will promote healthy outcomes and remove cost from the system.

Lowering administrative expenses. From 2004 through 2006, CIGNA has undertaken several initiatives to increase its operating efficiency and responsiveness to customers. CIGNA operates in an intensely competitive marketplace and its ability to establish a meaningful cost advantage is a key to achieving its strategic imperatives. CIGNA must remain competitive with the other major players in the industry, all of whom essentially are competing in the same markets for the same customers and prospects. CIGNA’s strengths and capabilities as a consumer-focused health advocate provide it with a competitive advantage, but CIGNA must be able to deliver those capabilities efficiently and cost-effectively. The savings generated by these initiatives provide CIGNA with the ability to make investments in and enhance its capabilities in the areas of consumerism and health advocacy. CIGNA continues to perform operational reviews in order to identify additional cost savings. See page 36 for further information on cost reduction initiatives.

DISABILITY AND LIFE

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$2,108	$2,065	$1,923
Net investment income	256	264	253
Other revenues	161	198	202

Segment revenues	2,525	2,527	2,378
Benefits and expenses	2,214	2,208	2,125

Income before taxes	311	319	253
Income taxes	85	92	71

Segment earnings	$226	$227	$182

Realized investment gains (losses), net of taxes	$6	$(4)	$20

Special item (after-tax) included in segment earnings:
Cost reduction items, net	$—	$—	$(1)

The Disability and Life segment includes group:

•	disability insurance;

•	disability and workers’ compensation case management;

•	life insurance; and

•	accident and specialty association insurance.

Results

Disability and Life segment earnings for 2006 reflect the favorable after-tax impact of $18 million related to reserve reviews, partially offset by severance charges. Excluding these items, segment earnings for 2006 reflected a more normal level of claims activity in the life business compared to 2005 as well as continued strong disability management results.

Disability and Life segment earnings increased in 2005, primarily reflecting:

•	favorable mortality experience in the life and accident insurance businesses;

•	improved operating expense margins; and

•	continued strong disability earnings.

Premiums and Fees

Premiums and fees increased in 2006 and 2005 primarily reflecting new business growth and strong customer retention in the disability insurance business.

INTERNATIONAL

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$1,526	$1,243	$1,026
Net investment income	79	71	58
Other revenues	2	(4)	5

Segment revenues	1,607	1,310	1,089
Benefits and expenses	1,394	1,155	971

Income before taxes	213	155	118
Income taxes	75	46	42

Segment earnings	$138	$109	$76

Realized investment gains (losses), net of taxes	$(1)	$—	$1

Special item (after-tax) included in segment earnings:
IRS tax settlement	$—	$7	$—

The International segment includes:

•	life, accident and supplemental health insurance products; and

•	international health care products and services including those offered to expatriate employees of multinational corporations.

Results

Excluding the special item noted in the table above, International segment earnings increased in 2006 and 2005 primarily due to substantial earnings growth in the expatriate employee benefits business and the life, accident and health insurance business, particularly in South Korea.

Premiums and Fees

Premiums and fees increased 23% in 2006 and 21% in 2005. Excluding the effects of foreign currency changes, premiums and fees increased 20% in 2006 and 17% in 2005 reflecting new sales growth and improved customer retention in the expatriate employee benefits business and in the life, accident and health insurance operations, particularly in South Korea.

Other Matters

South Korea represents the single largest geographic market for CIGNA’s international businesses. In 2006, South Korea generated 29% of International’s revenues and 41% of its segment earnings. CIGNA International’s business in South Korea would be vulnerable to adverse consumer credit conditions and geopolitical and economic conditions in that country, which could have a significant impact on the International segment and on CIGNA’s consolidated results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RUN-OFF RETIREMENT

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$2	$2	$215
Net investment income	32	144	467
Other revenues	18	348	562

Segment revenues	52	494	1,244
Benefits and expenses	43	180	828

Income before income taxes (benefits)	9	314	416
Income taxes (benefits)	(2)	105	134

Segment earnings	$11	$209	$282

Realized investment gains (losses), net of taxes	$(3)	$5	$296

Special items (after-tax) included in segment earnings:
Accelerated recognition of deferred gain on sale of retirement benefits business	$—	$204	$220
Net charge associated with modified coinsurance arrangements	$—	$(8)	$(25)
Effect of new accounting pronouncement (see Note 2 to the Financial Statements)	$—	$—	$(11)

Beginning in 2006, accelerated deferred gain amortization is not reported as a special item due to immateriality.

Segment earnings for Run-off Retirement include:

•	gain recognition related to the sale of the retirement benefits business;

•	results of modified coinsurance arrangements in 2005 and 2006 prior to termination (see page 35);

•	expenses associated with the run-off of this business; and

•	results of the retirement benefits business prior to the April 2004 sale.

Since completing the sale of the retirement benefits business in April 2004, net investment income represents amounts associated with the portion of that business reinsured under modified coinsurance arrangements until their terminations in 2005 and 2006. Those amounts were offset by amounts included in benefits and expenses.

Results

Run-off Retirement segment earnings include the special items noted in the table above. Excluding these items, segment earnings declined from 2006 compared with 2005, reflecting lower normal deferred gain amortization in 2006 due to significant acceleration of gains through early 2005 resulting from contract novations. This decline was partially offset by the favorable impact in 2006 of $4 million resulting from the resolution of state and other tax matters.

Excluding the special items noted in the table above, segment earnings decreased in 2005 due to the absence of earnings after the sale of this business in 2004 and due to lower normal deferred gain amortization reflecting significant acceleration of gains in 2004 and early 2005 resulting from transfers of underlying contracts to the buyer of the retirement benefits business.

Other Revenues

Other revenues include:

(In millions, pre-tax)	2006	2005	2004

Normal deferred gain amortization	$10	$24	$80
Accelerated deferred gain amortization	$8	$322	$342	*
Changes in fair value of securities supporting experience-rated pension policyholder contracts	$—	$—	$165

*	Of this amount, $338 million is noted as a special item.

See page 35 for a discussion on deferred gain amortization and the conversion of the modified coinsurance arrangement associated with the single premium annuity business to indemnity reinsurance effective April 1, 2006.

RUN-OFF REINSURANCE

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$64	$92	$80
Net investment income	95	99	92
Other revenues	(97)	(48)	(162)

Segment revenues	62	143	10
Benefits and expenses	80	219	118

Loss before income taxes (benefits)	(18)	(76)	(108)
Income taxes (benefits)	(4)	(12)	7

Segment loss	$(14)	$(64)	$(115)

Realized investment gains (losses), net of taxes	$22	$(2)	$5

CIGNA’s reinsurance businesses are in run-off. No new reinsurance business has been underwritten since the sale of the U.S. individual life, group life and accidental death reinsurance business in 2000.

Results

Segment loss for Run-off Reinsurance was lower in 2006 reflecting:

•	lower reserve increases related to credit risk;

•	the absence in 2006 of an after-tax charge of $11 million for guaranteed minimum death benefit contracts recorded in 2005;

•	the absence in 2006 of an after-tax charge of $9 million for guaranteed minimum income benefit contracts recorded in 2005; and

•	favorable reserve runout in the workers’ compensation and personal accident businesses.

Segment loss for Run-off Reinsurance was lower in 2005 reflecting:

•	lower reserve increases for personal accident and workers’ compensation lines of business; and

•	lower reserve increases related to credit risk.

Other Revenues

CIGNA maintains a program to substantially reduce the equity market exposures relating to guaranteed minimum death benefit contracts by entering into exchange-traded futures contracts and foreign currency forward contracts (see below). Other revenues include pre-tax losses of $96 million in 2006, $48 million in 2005 and $165 million in 2004 from these contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses. The notional amount of the futures contract positions held by CIGNA at December 31, 2006 related to this program was $703 million.

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

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA’s liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002 with the implementation of the program to reduce equity market exposure discussed below, the favorable and unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related futures and forward contracts gains or losses.

The determination of liabilities for guaranteed minimum death benefits requires CIGNA to make critical accounting estimates. CIGNA describes the assumptions used to develop the reserves for these death benefits, and provides the effects of hypothetical changes in those assumptions on page 30. See Note 7 to the Financial Statements for additional information about these assumptions and the reserve balances.

During 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $11 million ($17 million pre-tax). This charge primarily resulted from an update to lapse assumptions based on emerging experience. The charge also resulted from updates to partial surrender assumptions, reflecting the impact of stock market declines, as well as other assumptions. Also in 2005, CIGNA updated its mortality and expense assumptions for these contracts.

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

CIGNA expects to adjust the contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments. For further information and details on these contracts and the program adopted to reduce related equity market risk, refer to Note 7 of the Financial Statements.

As of December 31, 2006, the aggregate fair value of the underlying mutual fund investments was approximately $35.7 billion. The death benefit coverage in force as of that date (representing the amount that CIGNA would have to pay if all of the approximately 900,000 contractholders had died on that date) was approximately $4.9 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments.

Guaranteed minimum income benefit contracts. CIGNA also reinsured a guaranteed minimum income benefit under certain variable annuities issued by other insurance companies. See page 49 for further information about these contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unicover and other run-off reinsurance. CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured workers’ compensation and personal accident business in the United States and London market. This included participation in a workers’ compensation reinsurance pool formerly managed by Unicover Managers, Inc.

CIGNA purchased extensive retrocessional reinsurance for the Unicover contracts (through the pool) and also purchased retrocessional coverage for its other workers’ compensation and personal accident assumed risks. Although CIGNA is involved in certain retrocessional enforcement arbitrations, most of the disputes concerning the retrocessional contracts have been resolved. See “Run-off reinsurance litigation” on page 38 for more information regarding these disputes.

CIGNA’s payment obligations under these contracts are based on ceding companies’ claim payments relating to accidents and injuries. These claim payments can in some cases extend many years into the future, and the amount of the ceding companies’ ultimate claims, and therefore the amount of CIGNA’s ultimate payment obligations and ultimate collection from retrocessionaires may not be known with certainty for some time.

Summary. CIGNA’s reserves for underlying reinsurance exposures assumed by CIGNA, as well as for amounts recoverable from retrocessionaires, are considered appropriate as of December 31, 2006, based on current information. However, it is possible that future developments could have a material adverse effect on CIGNA’s consolidated results of operations and, in certain situations, could have a material adverse effect on CIGNA’s financial condition. CIGNA bears the risk of loss if its payment obligations to cedents increase or if its retrocessionaires are unable to meet, or successfully challenge, their reinsurance obligations to CIGNA.

OTHER OPERATIONS

(In millions)

Financial Summary	2006	2005	2004

Premiums and fees	$111	$116	$124
Net investment income	435	465	475
Other revenues	84	100	173

Segment revenues	630	681	772
Benefits and expenses	488	512	559

Income before taxes	142	169	213
Income taxes	47	39	71

Segment earnings	$95	$130	$142

Realized investment gains (losses), net of taxes	$16	$(11)	$24

Special items (after-tax) included in segment earnings:
IRS tax settlement	$—	$11	$—
Gain on sale of investment advisory business	$—	$—	$12

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;

•	corporate life insurance (including policies on which loans are outstanding);

•	settlement annuity business; and

•	certain investment management services (a significant portion of which were sold in 2004).

Results

Excluding the special items noted in the table above, segment earnings for Other Operations decreased in 2006 primarily due to:

•	lower earnings in the corporate life insurance business;

•	lower deferred gain amortization in the individual life insurance and annuity business; and

•	the absence of favorable tax adjustments recorded in 2005.

Excluding the special item noted in the table above, segment earnings for Other Operations in 2005 reflect:

•	the absence of a favorable reserve adjustment recorded in 2004 related to participating corporate life insurance policies;

•	the absence of severance and employee retention costs recorded in 2004 associated with the investment operations supporting the sold retirement benefits business; and

•	favorable tax adjustments.

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

CORPORATE

(In millions)

Financial Summary	2006	2005	2004

Segment loss	$(95)	$(12)	$(114)

Special items (after-tax) included in segment loss:
Charge associated with settlement of shareholder litigation	$(25)	$—	$—
IRS tax settlement	$—	$63	$—
Cost reduction charge	$(8)	$(19)	$(20)
Federal tax refund	$—	$—	$28

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

Excluding the special items noted in the table above, the increase in segment loss primarily reflects the impact of less favorable tax adjustments in 2006 compared with 2005.

Excluding special items, the decline in 2005 segment loss reflects:

•	lower stock compensation expense primarily due to a decrease in the number of stock options granted and higher forfeitures;

•	favorable tax adjustments;

•	the absence of overhead costs included in 2004 associated with the sold retirement benefits business; and

•	the absence of costs recorded in 2004 associated with retiring $76 million of long-term debt.

Special items in 2004 include a federal tax refund that was received in connection with a disputed tax issue.

DISCONTINUED OPERATIONS

(In millions)

Financial Summary	2006	2005

Income before income (taxes) benefits	$19	$—
Income (taxes) benefits	(6)	349

Income from operations	13	349
Impairment loss, net of tax	(17)	—

Income (loss) from discontinued operations, net of taxes	$(4)	$349

Results from discontinued operations in 2006 primarily represent:

•	an impairment loss associated with the expected sale of the Brazilian life insurance operations (see page 35); and

•	realized gains on the disposition of certain directly owned real estate investments (see Note 11(B) to the Financial Statements).

Results from discontinued operations in 2005 consist of tax benefits recognized from past divestitures. See page 37 for additional information.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2006	2005	2004

Short-term investments	$89	$439	$71
Cash and cash equivalents	$1,392	$1,709	$2,519
Short-term debt	$382	$100	$—
Long-term debt	$1,294	$1,338	$1,438
Shareholders’ equity	$4,330	$5,360	$5,203

Liquidity

CIGNA normally meets its operating requirements by:

•	maintaining appropriate levels of cash, cash equivalents and short-term investments;

•	using cash flows from operating activities; and

•	matching investment maturities to the estimated duration of the related insurance and contractholder liabilities (see page 52 for additional information).

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

See Note 15 to the Financial Statements for additional information.

Cash flows from operations for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Operating activities	$642	$718	$1,450
Investing activities	$1,548	$258	$1,218
Financing activities	$(2,513)	$(1,785)	$(1,541)

Cash flows from operating activities consist of cash receipts and disbursements for premiums and fees, gains (losses) recognized in connection with CIGNA’s program to manage equity market risk related to reinsured guaranteed minimum death benefit contracts, investment income, taxes, and benefits and expenses.

2006:

Cash flows from operating activities were affected by the following significant items in 2006 and 2005:

•	net cash outflows in 2006 of $216 million to originate mortgage loans held for sale (see page 51 for additional information);

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	higher net cash outflows in 2006 of $48 million associated with futures contracts entered into as part of a program to manage equity market risks in the run-off reinsurance segment;

•	settlement in 2006 of certain liabilities associated with the single premium annuity business of $44 million;

•	net cash outflows in 2006 of $171 million for experience rated refunds due to the loss of a large prescription drug contract, compared with net receipts of $107 million in 2005 from that contract;

•	2005 voluntary pension contributions of $440 million; and

•	2005 cash receipts from discontinued operations of $222 million.

Excluding these items, cash flows from operating activities was higher in 2006, primarily because the increase in cash revenues was greater than the increase in paid losses (excluding the losses of the large prescription drug contract in 2006) primarily due to membership and revenue growth in Health Care. In addition, paid expenses were lower in 2006, reflecting the absence of required pension contributions in 2006 (approximately $100 million in 2005).

•

Cash provided by investing activities primarily consisted of net proceeds from investments of $1.8 billion, partially offset by net purchases of property and equipment of $136 million, net cash transferred of $45 million in connection with the conversion of the single premium annuity business to indemnity reinsurance and net cash used in acquisitions of $38 million.

•

Cash used in financing activities primarily consisted of dividends on and repurchases of common stock of $2.8 billion, repayment of long-term debt of $100 million and net withdrawals of contractholder deposit funds of $124 million, partially offset by net proceeds of $246 million on issuance of long-term debt and proceeds of $251 million from issuances of common stock to employees under CIGNA’s stock plans.

2005:

The full year decrease in cash flows from operating activities was affected by the following items in 2005 and 2004:

•

the absence of the 2004 net proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts of $1.0 billion. These proceeds were used to fund most of the 2004 withdrawals from contractholder deposit funds discussed below under financing;

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

Interest Expense

Interest expense on long-term debt and capital leases was $104 million in 2006, $105 million in 2005 and $107 million in 2004.

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

In August 2006, CIGNA filed a universal shelf registration statement on Form S-3ASR with the SEC to take advantage of its status as a “well-known seasoned issuer” under the Securities Offering Reform Act. CIGNA may issue debt, equity or other securities from time to time, with amount, price, and terms to be determined at the time of sale.

In November 2006, CIGNA issued $250 million of 6.150% Senior Notes under this registration statement. The Notes bear interest at the rate of 6.150% per year, which is payable on May 15 and November 15 of each year, beginning May 15, 2007. The Notes will mature on November 15, 2036. CIGNA may redeem the Notes at any time, and from time to time, in whole or in part, at a specified redemption price.

In addition, CIGNA has $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission (SEC), which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.

In May 2006, CIGNA entered into a five-year revolving credit and letter of credit agreement for $1.75 billion which replaced its previous credit agreement. Of this amount, up to $1.25 billion may be used for letters of credit. CIGNA entered into the agreement for general corporate purposes, including support for the issuance of commercial paper and to obtain statutory reserve credit for certain reinsurance arrangements. There were no amounts outstanding under the credit facility nor any letters of credit issued as of December 31, 2006.

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

In those cases, CIGNA has the flexibility to satisfy liquidity needs through short-term borrowings, such as revolving credit and line of credit agreements of up to $1.75 billion.

Ratings

CIGNA and certain of its insurance subsidiaries are rated by nationally recognized rating agencies. Ratings are always subject to change and there can be no assurance that CIGNA’s current ratings will continue for any given period of time. As of February 27, 2007, the current ratings of CIGNA and Connecticut General Life Insurance Company (CG Life), CIGNA’s principal subsidiary, were as follows:

	CG Life Insurance Ratings	CIGNA Corporation Debt Ratings

		Senior Debt	Commercial Paper

A.M. Best	A	—	—
Moody’s	A2	Baa2	P2
S& P	A-	BBB	A2
Fitch	A	BBB	F2

The above table reflects Moody’s upgraded financial strength and debt ratings in February 2007, as well as A.M. Best’s upgraded financial strength rating in December 2006.

For additional information, refer to the Ratings section in CIGNA’s 2006 Form 10-K.

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

Financial guarantees primarily associated with the sold retirement benefits business. Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts, primarily associated with the sold retirement benefits business, written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees.

Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring

MANAGEMENT’S DISCUSSION AND ANALYSIS

employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA or an affiliate of the buyer has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2006, employers maintained assets that exceeded the benefit obligations. Benefit obligations under these arrangements were $2.0 billion as of December 31, 2006. As of December 31, 2006, approximately 75% of these guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2006.

•

CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. These guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business. These guaranteed benefit obligations were $29 million as of December 31, 2006. CIGNA had no additional liabilities for these guarantees as of December 31, 2006.

Other financial guarantees. CIGNA had indemnification obligations to lenders of up to $293 million as of December 31, 2006 related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures’ real estate properties with fair values in excess of the loan amounts and mature at various dates from 2007 to 2017. CIGNA’s indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2006.

As of December 31, 2006, CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $44 million in the market value of leased equipment at the end of the lease. Guarantees of $28 million expire in 2012 and $16 million expire in 2016. CIGNA had additional liabilities for these guarantees of less than $1 million as of December 31, 2006.

CIGNA had indemnification obligations as of December 31, 2006 in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these obligations, since not all amounts due under these indemnification obligations are subject to limitation. There were no liabilities required for these indemnification obligations as of December 31, 2006.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

Guaranteed minimum income benefit contracts. CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured minimum income benefits under certain variable annuities issued by other insurance companies. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates.

During 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $9 million ($14 million pre-tax). This charge primarily reflects updates to the lapse assumptions. See page 33 for additional information on critical accounting estimates for these contracts.

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical adverse assumptions, defined as follows:

•	No annuitants surrendered their accounts; and

•	All annuitants lived to elect their benefit; and

•	All annuitants elected to receive their benefit on the next available date (2007 through 2014); and

•	All underlying mutual fund investment values remained at the December 31, 2006 value of $3.3 billion with no future returns.

The maximum potential undiscounted payments that CIGNA would make under those assumptions would aggregate to $864 million before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote and expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts.

As of December 31, 2006, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $51 million (including $2 million of claims that have already been paid by CIGNA). CIGNA had an additional liability of $47 million associated with the cost of reinsurance as of December 31, 2006. As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and amounts recoverable from reinsurers of $48 million. CIGNA had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005.

See Note 20(C) to the Financial Statements for further information.

Contractual obligations. The maturities of CIGNA’s principal contractual cash obligations, as of December 31, 2006, are estimated to be as follows:

(In millions, on an undiscounted basis)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

On-Balance Sheet:
Insurance liabilities:
Contractholder deposit funds	$4,936	$739	$630	$524	$3,043
Future policy benefits	12,305	624	1,160	1,058	9,463
Health Care medical claims payable	960	951	7	—	2
Unpaid claims and claims expenses	5,055	1,445	948	665	1,997
Short-term debt	390	390	—	—	—
Long-term debt	2,790	92	186	627	1,885
Non-recourse obligations	99	52	15	32	—
Other long-term liabilities	467	168	161	43	95
Off-Balance Sheet:
Purchase obligations	1,656	568	646	267	175
Operating leases	474	91	158	99	126

Total	$29,132	$5,120	$3,911	$3,315	$16,786

On-Balance Sheet

•

Insurance liabilities. Contractual cash obligations for insurance liabilities, excluding unearned premiums and fees, represent estimated benefit payments for health, life and disability insurance policies and annuity contracts. Actual obligations in any single year will vary based on actual morbidity, mortality, lapse and withdrawal experience. The sum of the obligations presented above exceeds the corresponding insurance liabilities of $15.4 billion recorded on the balance sheet because these recorded liabilities reflect discounting for interest. CIGNA manages its investment portfolios to generate cash flows needed to satisfy contractual obligations. Any shortfall from expected yields could result in increases to recorded reserves and adversely impact results of operations. The amounts associated with the sold retirement benefits and individual life insurance and annuity businesses are excluded from the table above as net cash flow associated with them are not expected to impact CIGNA. The total amount of these reinsured reserves excluded is approximately $7.4 billion.

•	Short-term debt represents current maturities of long-term debt and scheduled interest payments.

•	Long-term debt includes scheduled interest payments. Capital leases are included in long-term debt and represent obligations for software licenses.

•	Non-recourse obligations represent principal and interest payments due which may be limited to the value of specified assets, such as real estate properties held in joint ventures.

•

Other long-term liabilities. These items are presented in accounts payable, accrued expenses and other liabilities in CIGNA’s consolidated balance sheet. This table includes estimated payments for pension and other postretirement and postemployment benefit obligations, supplemental and deferred compensation plans, interest rate and foreign currency swap contracts and certain reinsurance liabilities. Estimated payments of $100 million for deferred compensation, non-qualified and International pension plans and other postretirement and postemployment benefit plans are expected to be paid in less than one year. CIGNA does not expect to make, nor is CIGNA required to make, domestic pension plan contributions in 2007. CIGNA expects to make additional payments subsequent to 2007 for these obligations, however subsequent payments have been excluded from the table as their timing is based on plan assumptions which may materially differ from actual activities ( see Note 9 to the Financial Statements for further information on pension and other postretirement benefit obligations).

Off-Balance Sheet

•

Purchase obligations. As of December 31, 2006, purchase obligations consisted of estimated payments required under contractual arrangements for future services and investment commitments as follows (in millions):

Fixed maturities	$31
Mortgage loans	154
Real estate	11
Limited liability entities (other long-term investments)	510

Total investment commitments	706
Future service commitments	950

Total purchase obligations	$1,656

Future service commitments include an agreement with IBM for various information technology (IT) infrastructure services. CIGNA’s commitment under this contract is approximately $710 million over a 7-year period. CIGNA has the ability to terminate this agreement with 90 days notice, subject to termination fees.

CIGNA’s remaining estimated future service commitments primarily represent contracts for certain outsourced business process and IT maintenance and support. CIGNA generally has the ability to terminate these agreements, but does not anticipate doing so at this time. Purchase obligations exclude contracts that are cancelable without penalty or those that do not specify minimum levels of goods or services to be purchased.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Operating leases and certain Outsourced service arrangements. For additional information, see Note 18 to the Financial Statements.

Share Repurchase

CIGNA maintains a share repurchase program, which was authorized by its Board of Directors. Decisions to repurchase shares depend on market conditions and alternative uses of capital. CIGNA has, and may continue from time to time, to repurchase shares on the open market through a Rule 10b5-1 plan which permits a company to repurchase its shares at times when it otherwise might be precluded from doing so under insider trading laws or because of self-imposed trading blackout periods.

CIGNA repurchased 25.3 million shares in 2006 for $2.8 billion, and 15.4 million shares in 2005 for $1.6 billion. On January 24, 2007, CIGNA’s Board of Directors increased the repurchase authority by $500 million. The total remaining share repurchase authorization as of February 27, 2007, was $630 million.

See also the table in Part II, Item 5 of CIGNA’s Form 10-K for more information on share repurchase activity for the year ended December 31, 2006.

INVESTMENT ASSETS

Additional information regarding CIGNA’s investment assets and related accounting policies is included in Notes 2, 10, 11 and 14 to the Financial Statements and in this 2006 Form 10-K.

Fixed Maturities

Investments in fixed maturities (bonds) include publicly traded and privately placed debt securities, mortgage and other asset-backed securities and preferred stocks redeemable by the investor. Fixed maturities also include securities classified as trading.

The fair value of investments in fixed maturities as of December 31 was as follows:

(In millions)	2006	2005

Federal government and agency	$597	$914
State and local government	2,488	2,512
Foreign government	966	818
Corporate	7,364	9,489
Federal agency mortgage-backed	2	44
Other mortgage-backed	223	504
Other asset-backed	515	666

Total	$12,155	$14,947

Quality ratings. As of December 31, 2006, $11.4 billion, or 94%, of the fixed maturities in CIGNA’s investment portfolio were investment grade (Baa and above, or equivalent), and the remaining $0.7 billion were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. The fair value of private placement investments was $4.3 billion as of December 31, 2006, and $5.8 billion as of December 31, 2005. CIGNA maintains controls on its participation in private placement investments. In particular, CIGNA performs a credit analysis of each issuer, diversifies investments by industry and issuer and requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted. See “Critical Accounting Estimates” on page 34 for additional information.

Because of the higher yields and the inherent risk associated with privately placed investments and below investment grade securities, gains or losses from such investments could significantly affect future results of operations. However, management does not expect such gains or losses to be material to CIGNA’s liquidity or financial condition.

Mortgage Loans

In connection with CIGNA’s investment strategy to enhance investment yields by selling senior participations, as of December 31, 2006, mortgage loans includes $124 million of mortgage loans originated with the intent to sell.

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

CIGNA recognizes interest income on “problem” bonds and mortgage loans only when payment is actually received because of the risk profile of the underlying investment. The amount that would have been reflected in net income if interest on non-accrual investments had been recognized in accordance with the original terms was $1 million in 2006, $6 million in 2005 and $13 million in 2004.

The following table shows problem and potential problem investments at amortized cost as of December 31:

(In millions)	Gross	Reserve	Net

2006

Problem bonds	$71	$(50)	$21
Potential problem bonds	$15	$(1)	$14
Potential problem mortgage loans	$22	$—	$22
Foreclosed real estate	$16	$(3)	$13

2005

Problem bonds	$87	$(62)	$25
Potential problem bonds	$63	$(18)	$45
Problem mortgage loans	$12	$(2)	$10
Potential problem mortgage loans	$47	$—	$47

Summary

The effect of investment asset write-downs and changes in valuation reserves on CIGNA’s net income are shown below. Other includes amounts attributable to future policy benefits for certain annuities and a modified coinsurance arrangement associated with the sold retirement benefits business prior to its conversion to indemnity reinsurance in April 2006.

(In millions)	2006	2005	2004

CIGNA	$29	$14	$16
Other	$—	$2	$8

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

•

Foreign currency exchange rate risk of the U.S. dollar to the South Korean won, Hong Kong dollar, Taiwan dollar, Chilean peso, British pound, euro and New Zealand dollar. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.

•

Equity price risk for domestic equity securities and for reinsurance contracts that guarantee minimum death or income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual fund investments. See pages 44 and 49 for further discussion of guaranteed minimum death and income benefit contracts.

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

•	Use of derivatives. CIGNA generally uses derivative financial instruments to minimize certain market risks and enhance investment returns.

See Notes 2(C) and 10(F) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

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

In addition, hypothetical effects of changes in equity indices and foreign exchange rates are presented separately for futures contracts used in a program for guaranteed minimum death benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management believes that actual results could differ materially from these examples because:

•	these examples were developed using estimates and assumptions;

•	changes in the fair values of all insurance-related assets and liabilities have been excluded because their primary risks are insurance rather than market risk;

•

changes in the fair values of investments recorded using the equity method of accounting and liabilities for pension and other postretirement and postemployment benefit plans (and related assets) have been excluded, consistent with the disclosure guidance; and

•

changes in the fair values of other significant assets and liabilities such as goodwill, deferred acquisition costs, taxes, and various accrued liabilities have been excluded; because they are not financial instruments, their primary risks are other than market risk.

The effects of hypothetical changes in market rates or prices on the fair values of certain of CIGNA’s financial instruments, subject to the exclusions noted above (particularly insurance liabilities), would have been as follows as of December 31:

Market scenario for certain noninsurance financial instruments	Loss in fair value

	2006	2005

100 basis point increase in interest rates	$1.0 billion	$1.1 billion
10% strengthening in U.S. dollar to foreign currencies	$160 million	$150 million
10% decrease in market prices for equity exposures	$30 million	$30 million

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

CIGNA uses futures contracts as part of a program to substantially reduce the effect of equity market changes on certain reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. The hypothetical effect of a 10% increase in the S&P 500, S&P 400, Russell 2000, NASDAQ, TOPIX (Japanese), EUROSTOXX and FTSE (British) equity indices and a 10% weakening in the U.S. dollar to the Japanese yen, British pound and euro would have been a decrease of approximately $70 million in the fair value of the futures contracts outstanding under this program as of December 31, 2006. A corresponding decrease in liabilities for guaranteed minimum death benefit contracts would result from the hypothetical 10% increase in these equity indices and 10% weakening in the U.S. dollar. See Note 7 to the Financial Statements for further discussion of this program and related guaranteed minimum death benefit contracts.

As noted above, CIGNA manages its exposure to market risk by matching investments to its obligations.

Stock Market Performance

The performance of equity markets can have a significant effect on CIGNA’s businesses, including on:

•	risks and exposures associated with guaranteed minimum death benefit (see page 44) and income benefit contracts (see page 49); and

•	pension liabilities since equity securities comprise a significant portion of the assets of CIGNA’s employee pension plans (see page 36).

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements may contain information about financial prospects, economic conditions, trends and other uncertainties. These forward-looking statements are based on management’s beliefs and assumptions and on information available to management at the time the statements are or were made. Forward-looking statements include but are not limited to the information concerning possible or assumed future business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, trends and, in particular, CIGNA’s productivity initiatives, litigation and other legal matters, operational improvement in the health care operations, and the outlook for CIGNA’s full year 2007 results. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, or similar expressions.

You should not place undue reliance on these forward-looking statements. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increased medical costs that are higher than anticipated in establishing premium rates in CIGNA’s health care operations, including increased use and costs of medical services;

2.	increased medical, administrative, technology or other costs resulting from new legislative and regulatory requirements imposed on CIGNA’s employee benefits businesses (see employee benefits regulation on page 37 for more information);

3.	challenges and risks associated with implementing the improvement initiatives and strategic actions in the health care operations, the organizational realignment and the reduction of overall CIGNA and health care cost structure, including that operational efficiencies and medical cost benefits do not emerge as expected and that medical membership does not grow as expected;

4.	risks associated with pending and potential state and federal class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation and regulatory actions challenging CIGNA’s businesses and the outcome of pending government proceedings and federal tax audits;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA’s businesses, primarily the health care business;

6.	significant changes in interest rates;

7.	downgrades in the financial strength ratings of CIGNA’s insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business;

8.	limitations on the ability of CIGNA’s insurance subsidiaries to dividend capital to the parent company as a result of downgrades in the subsidiaries’ financial strength ratings, changes in statutory reserve or capital requirements or other financial constraints;

9.	inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

10.	adjustments to the reserve assumptions (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts covering guaranteed minimum death benefits under certain variable annuities;

11.	adjustments to the assumptions (including annuity election rates and reinsurance recoverables) used in estimating CIGNA’s assets and liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;

12.	significant stock market declines, which could, among other things, result in increased pension expenses of CIGNA’s pension plans in future periods and the recognition of additional pension obligations;

13.	unfavorable claims experience related to workers’ compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;

14.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA’s operations and investments;

MANAGEMENT’S DISCUSSION AND ANALYSIS

15.	changes in public policy and in the political environment, which could affect state and federal law, including legislative and regulatory proposals related to health care issues, which could increase cost and affect the market for CIGNA’s health care products and services; and amendments to income tax laws, which could affect the taxation of employer provided benefits, and pension legislation, which could increase pension cost;

16.	potential public health epidemics and bio-terrorist activity, which could, among other things, cause CIGNA’s covered medical and disability expenses, pharmacy costs and mortality experience to rise significantly, and cause operational disruption, depending on the severity of the event and number of individuals affected;

17.	risks associated with security or interruption of information systems, which could, among other things, cause operational disruption;

18.	challenges and risks associated with the successful management of CIGNA’s outsourcing projects or key vendors, including the agreement with IBM for provision of technology infrastructure and related services; and

19.	risk factors detailed in CIGNA’s Form 10-K for the year ended December 31, 2006, including the Cautionary Statement in Management’s Discussion and Analysis.

This list of important factors is not intended to be exhaustive. Other sections of this annual report on Form 10-K, including the “Risk Factors” section and other documents filed with the Securities and Exchange Commission include both expanded discussion of these factors and additional risk factors and uncertainties that could preclude CIGNA from realizing the forward-looking statements. CIGNA does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on Management’s assessment, we determined that the company’s internal control over financial reporting is effective as of December 31, 2006 based upon those criteria set forth by COSO.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting, as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

CIGNA Corporation

Consolidated Statements of Income

(In millions, except per share amounts)

For the years ended December 31,	2006	2005	2004

Revenues
Premiums and fees	$13,641	$13,695	$14,236
Net investment income	1,195	1,359	1,643
Other revenues	1,491	1,637	1,774
Realized investment gains (losses)	220	(7)	523

Total revenues	16,547	16,684	18,176

Benefits and Expenses
Health Care medical claims expense	6,111	6,305	6,616
Other benefit expenses	3,153	3,341	3,648
Other operating expenses	5,552	5,245	5,537

Total benefits and expenses	14,816	14,891	15,801

Income from Continuing Operations before Income Taxes	1,731	1,793	2,375

Income taxes (benefits):
Current	595	123	870
Deferred	(23)	394	(72)

Total taxes	572	517	798

Income from Continuing Operations	1,159	1,276	1,577
Income (Loss) from Discontinued Operations, Net of Taxes	(4)	349	—

Income before Cumulative Effect of Accounting Change	1,155	1,625	1,577
Cumulative Effect of Accounting Change, Net of Taxes	—	—	(139)

Net Income	$1,155	$1,625	$1,438

Basic Earnings Per Share:
Income from continuing operations	$10.50	$10.02	$11.55
Income (loss) from discontinued operations	(0.04)	2.74	—

Income before cumulative effect of accounting change	10.46	12.76	11.55
Cumulative effect of accounting change, net of taxes	—	—	(1.01)

Net income	$10.46	$12.76	$10.54

Diluted Earnings Per Share:
Income from continuing operations	$10.32	$9.83	$11.44
Income (loss) from discontinued operations	(0.04)	2.69	—

Income before cumulative effect of accounting change	10.28	12.52	11.44
Cumulative effect of accounting change, net of taxes	—	—	(1.01)

Net income	$10.28	$12.52	$10.43

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation

Consolidated Balance Sheets

(In millions, except per share amounts)

As of December 31,		2006		2005

Assets
Investments:
Fixed maturities, at fair value (amortized cost, $11,373; $13,873)		$12,155		$14,947
Equity securities, at fair value (cost, $112; $113)		131		135
Mortgage loans		3,988		3,934
Policy loans		1,405		1,337
Real estate		117		80
Other long-term investments		418		504
Short-term investments		89		439

Total investments		18,303		21,376
Cash and cash equivalents		1,392		1,709
Accrued investment income		255		282
Premiums, accounts and notes receivable		1,459		1,628
Reinsurance recoverables		8,045		7,018
Deferred policy acquisition costs		707		618
Property and equipment		632		638
Deferred income taxes		926		1,087
Goodwill		1,736		1,622
Other assets, including other intangibles		379		306
Separate account assets		8,565		8,609

Total assets		$42,399		$44,893

Liabilities
Contractholder deposit funds		$9,164		$9,676
Future policy benefits		8,373		8,626
Unpaid claims and claim expenses		4,310		4,281
Health Care medical claims payable		960		1,165
Unearned premiums and fees		499		515

Total insurance and contractholder liabilities		23,306		24,263
Accounts payable, accrued expenses and other liabilities		4,435		5,157
Short-term debt		382		100
Long-term debt		1,294		1,338
Nonrecourse obligations		87		66
Separate account liabilities		8,565		8,609

Total liabilities		38,069		39,533

Contingencies — Note 20
Shareholders’ Equity
Common stock (shares issued, 160; 160)		40		40
Additional paid-in capital		2,451		2,385
Net unrealized appreciation, fixed maturities	$187		$195
Net unrealized appreciation, equity securities	22		24
Net unrealized depreciation, derivatives	(15)		(14)
Net translation of foreign currencies	33		2
Postretirement benefits liability adjustment	(396)		—
Minimum pension liability adjustment	—		(716)

Accumulated other comprehensive loss		(169)		(509)
Retained earnings		6,177		5,162
Less treasury stock, at cost		(4,169)		(1,718)

Total shareholders’ equity		4,330		5,360

Total liabilities and shareholders’ equity		$42,399		$44,893

Shareholders’ Equity Per Share		$43.89		$44.23

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

(In millions, except per share amounts)

For the years ended December 31,	2006		2005		2004

	Compre- hensive Income	Share- holders’ Equity	Compre- hensive Income	Share- holders’ Equity	Compre- hensive Income	Share- holders’ Equity

Common Stock , beginning of year		$40		$40		$69
Retirement of treasury stock		—		—		(29)

Common Stock , end of year		40		40		40

Additional Paid-In Capital, beginning of year		2,385		2,360		3,647
Retirement of treasury stock		—		—		(1,400)
Effect of issuance of stock for employee benefit plans		66		25		113

Additional Paid-In Capital, end of year		2,451		2,385		2,360

Accumulated Other Comprehensive Loss, beginning of year		(509)		(336)		(54)
Net unrealized depreciation, fixed maturities	$(8)	(8)	$(195)	(195)	$(220)	(220)
Net unrealized appreciation (depreciation), equity securities	(2)	(2)	7	7	(12)	(12)

Net unrealized depreciation on securities	(10)		(188)		(232)
Net unrealized appreciation (depreciation), derivatives	(1)	(1)	2	2	(4)	(4)
Net translation of foreign currencies	31	31	—	—	16	16
Minimum pension liability adjustment: prior to adoption of SFAS No. 158	284	284	13	13	(62)	(62)
Minimum pension liability adjustment: reversal on adoption of SFAS No. 158	—	432	—	—	—	—
Postretirement benefits liability adjustment: adoption of SFAS No. 158	—	(396)	—	—	—	—

Other comprehensive income (loss)	304		(173)		(282)

Accumulated Other Comprehensive Loss, end of year		(169)		(509)		(336)

Retained Earnings, beginning of year		5,162		3,679		9,502
Net income	1,155	1,155	1,625	1,625	1,438	1,438
Effects of issuance of stock for employee benefit plans		(129)		(129)		—
Retirement of treasury stock		—		—		(7,204)
Common dividends declared (per share: $0.10; $0.10; $0.41)		(11)		(13)		(57)

Retained Earnings, end of year		6,177		5,162		3,679

Treasury Stock, beginning of year		(1,718)		(540)		(8,557)
Repurchase of common stock		(2,775)		(1,621)		(690)
Retirement of treasury stock		—		—		8,633
Other, primarily issuance of treasury stock for employee benefit plans		324		443		74

Treasury Stock, end of year		(4,169)		(1,718)		(540)

Total Comprehensive Income and Shareholders’ Equity	$1,459	$4,330	$1,452	$5,360	$1,156	$5,203

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA Corporation

Consolidated Statements of Cash Flows

(In millions)

For the years ended December 31,	2006	2005	2004

Cash Flows from Operating Activities
Net income	$1,155	$1,625	$1,438
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations	4	(349)	—
Cumulative effect of accounting change, net of taxes	—	—	139
Insurance liabilities	(390)	(580)	(771)
Reinsurance recoverables	93	93	218
Deferred policy acquisition costs	(63)	(71)	(99)
Premiums, accounts and notes receivable	69	179	358
Accounts payable, accrued expenses and other liabilities	(106)	(345)	(437)
Current income taxes	245	(265)	179
Deferred income taxes	(23)	394	(72)
Realized investment (gains) losses	(220)	7	(523)
Depreciation and amortization	208	221	230
Gains on sales of businesses (excluding discontinued operations)	(61)	(396)	(472)
Mortgage loans originated and held for sale	(315)	—	—
Proceeds from sales of mortgage loans held for sale	99	—	—
Proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts, net of purchases	—	—	1,049
Cash provided by operating activities of discontinued operations	—	222	—
Other, net	(53)	(17)	213

Net cash provided by operating activities	642	718	1,450

Cash Flows from Investing Activities
Proceeds from investments sold:
Fixed maturities	3,405	3,028	3,095
Equity securities	53	12	154
Mortgage loans	495	612	386
Other (primarily short-term investments)	1,185	767	2,082
Investment maturities and repayments:
Fixed maturities	964	968	766
Mortgage loans	432	348	651
Investments purchased:
Fixed maturities	(3,069)	(3,108)	(4,899)
Equity securities	(43)	(15)	(13)
Mortgage loans	(1,075)	(1,364)	(1,032)
Other (primarily short-term investments)	(612)	(910)	(2,031)
Proceeds on sales of businesses, net	—	—	2,121
Property and equipment, net	(136)	(61)	(38)
Conversion of single premium annuity business	(45)	—	—
Other acquisitions and dispositions, net cash used	(38)	—	—
Cash provided by investing activities of discontinued operations	32	—	—
Other, net	—	(19)	(24)

Net cash provided by investing activities	1,548	258	1,218

Cash Flows from Financing Activities
Deposits and interest credited to contractholder deposit funds	503	607	2,368
Withdrawals and benefit payments from contractholder deposit funds	(627)	(891)	(3,107)
Change in cash overdraft position	66	(216)	(14)
Net change in short-term debt	(75)	—	—
Net proceeds on issuance of long-term debt	246	—	—
Repayment of long-term debt	(100)	—	(76)
Repurchase of common stock	(2,765)	(1,618)	(676)
Issuance of common stock	251	346	64
Common dividends paid	(12)	(13)	(100)

Net cash used in financing activities	(2,513)	(1,785)	(1,541)

Effect of foreign currency rate changes on cash and cash equivalents	6	(1)	—

Net increase (decrease) in cash and cash equivalents	(317)	(810)	1,127
Cash and cash equivalents, beginning of year	1,709	2,519	1,392

Cash and cash equivalents, end of year	$1,392	$1,709	$2,519

Supplemental Disclosure of Cash Information:
Income taxes paid, net of refunds	$317	$135	$687
Interest paid	$105	$104	$109

The accompanying Notes to the Financial Statements are an integral part of these statements.

Notes to the Financial Statements

Note 1 – Description of Business

CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned health care and related benefits organizations in the United States. Key product lines, offered through the workplace, include medical coverages and related specialty health care products and services such as pharmacy, behavioral health, dental benefits, and disease management; group disability, life and accident insurance; and disability and workers’ compensation case management and related services. In addition, CIGNA has an international operation that offers life, accident and supplemental health insurance products and international health care products and services to businesses and individuals in selected markets. CIGNA also has certain inactive businesses, including a run-off retirement operation and a run-off reinsurance operation.

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

Certain insignificant reclassifications have been made to prior years’ amounts to conform to the 2006 presentation.

Discontinued operations. Summarized financial data for discontinued operations is outlined below and primarily represents:

•	an impairment loss in 2006 associated with the expected sale of the Brazilian life insurance operations as disclosed in Note 3;

•	realized gains on the disposition of certain directly owned real estate investments in 2006 as disclosed in Note 11; and

•	certain tax benefits recognized in 2005 from past divestitures as disclosed in Note 16.

(In millions)	2006	2005

Income before income (taxes) benefits	$19	$—
Income (taxes) benefits	(6)	349

Income from operations	13	349
Impairment loss, net of tax	(17)	—

Income (loss) from discontinued operations, net of taxes	$(4)	$349

Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations.

Variable interest entities. CIGNA was the primary beneficiary of certain real estate joint ventures and entities that issue investment products secured by commercial loan pools. As a result, CIGNA consolidated assets and liabilities at December 31 as follows:

(In millions)	2006		2005

	Real estate joint ventures[1]	Collateralized loan obligations[2]	Real estate joint ventures[1]	Collateralized loan obligations[2]
Assets	$57	$55	$83	$145

Variable rate debt (due in 2007)	$—	$—	$14	$—
Nonrecourse obligations	47	20	46	20
Other liabilities	—	6	9	14

Total liabilities and minority interest	$47	$26	$69	$34

1 Assets are primarily real estate investments and cash and cash equivalents.

2 Assets are primarily fixed maturities and other long-term investments.

B.	Recent Accounting Pronouncements

Fair value option. In 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” to permit entities to choose to measure many financial instruments at fair value with subsequent changes in fair value to be reported in net income for the period. This choice is made for each individual financial instrument, is irrevocable and, after implementation, must be determined when the entity first commits to or recognizes the financial instrument. Implementation is required in the first quarter of 2008 with any changes in the measurement of financial instruments to be reported as an adjustment of the opening balance of Retained earnings. CIGNA is presently evaluating these new requirements to determine whether the fair value election will be used for various financial assets and liabilities at implementation or for financial assets and liabilities acquired subsequently.

Pension and other postretirement benefit plans. In 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits Plans,” requiring that the overfunded or underfunded status of all defined benefit postretirement plans be measured as the difference between the fair value of plan assets and the benefit obligation and recognized in the balance sheet. Changes in actuarial gains and losses and prior service costs are required to be recognized in accumulated other comprehensive income, net of tax, each period. CIGNA implemented this standard effective December 31, 2006. The effects on the financial statements were as follows:

(In millions)	Before Application of SFAS No. 158	Adjust- ments	After Application of SFAS No. 158

Liability for pension benefits	$744	$99	$843
Liability for other postretirement benefits	$590	$(155)	$435
Total liabilities	$38,125	$(56)	$38,069
Deferred income tax asset	$946	$(20)	$926
Accumulated other comprehensive (loss)	$(205)	$36	$(169)
Total shareholders’ equity	$4,294	$36	$4,330

Liabilities for pension benefits and other postretirement benefits are recorded in Accounts payable, accrued expenses and other liabilities on CIGNA’s balance sheet.

The implementation of SFAS No. 158 will not impact CIGNA’s pension expense, funding requirements or financial covenants. See Note 9 for further information on pension and other postretirement benefit plans.

Fair value measurements. In 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to clarify how to measure fair value and to expand disclosures about fair value measurements. Implementation is required in the first quarter of 2008 with any changes to the fair values of assets or liabilities to be reported generally in net income or, for fixed maturities and equity securities held for sale and derivatives that hedge future cash flows, in accumulated other comprehensive income (loss) for the period. CIGNA is presently evaluating these new requirements to determine whether any changes to the fair value measurements of its assets and liabilities will result at implementation.

Uncertain tax positions. In 2006, the FASB issued an interpretation of SFAS No. 109, “Accounting for Income Taxes,” providing guidance to recognize and measure uncertain tax positions that are “more likely than not” to result in a benefit if challenged by the IRS. The guidance clarifies that the amount of tax benefit recognized should be measured using management’s best estimate based on the most favorable expected benefit with greater than a fifty percent likelihood of being realized. The interpretation also requires interest expense and penalties to be recognized for any reserved portion of an uncertain tax position beginning when the effect of that position is reported to tax authorities. CIGNA expects to implement this interpretation as required in the first quarter of 2007 with an estimated decrease to the opening balance of retained earnings of less than $50 million.

Certain financial instruments. In 2006, the FASB issued an amendment related to SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” for implementation in the first quarter of 2007. The amendment clarifies when certain financial instruments and features of financial instruments must be treated as derivatives and reported on the balance sheet at fair value with changes in fair value reported in net income. At adoption, CIGNA will elect to fair value certain existing investments in preferred stock and debt securities with call or conversion features and future changes in the fair value of these investments will be reported in net income. As a result, upon election, approximately $12 million of unrealized appreciation will be reclassified between the opening balances of Accumulated other comprehensive income and Retained earnings with no net change to Total shareholders’ equity. In addition, this amendment may affect future income recognition of certain future financial instruments if the fair value election is used or if additional derivatives are identified because any changes in their fair values will be recognized in net income each period.

Measuring financial statement misstatements. In 2006, the Securities Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This SAB requires that the effects of misstatements be quantified for each financial statement. CIGNA implemented this SAB as required in the fourth quarter of 2006 with no material effects to the financial statements because CIGNA uses an approach consistent with the new requirement when assessing the effects of prior period misstatements.

Deferred acquisition costs. In 2005, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts,” for implementation in the first quarter of 2007. The SOP requires that deferred acquisition costs be expensed in full when the original contract is substantially changed by election or amendment of an existing contract feature or by replacement with a new contract. CIGNA expects to implement the SOP for contract changes beginning in the first quarter of 2007 with no material effects to the financial statements at implementation. Although substantial contract changes are not expected to occur, the effect of this SOP in future periods may vary based on the nature and volume of any such contract changes.

NOTES TO THE FINANCIAL STATEMENTS

Other-than-temporary impairment. Effective January 1, 2006, CIGNA implemented guidance provided by the FASB on evaluating fixed maturities and equity securities for other-than-temporary impairment. Because this guidance is largely a summary of existing accounting principles generally accepted in the United States of America, there was no material effect in accounting for fixed maturities and equity securities with other-than-temporary impairments at implementation. See Note 11 for a review of declines in fair value of fixed maturities and equity securities.

Stock compensation. SFAS No. 123 (as revised in 2004 and referred to as SFAS 123R) “Share-Based Payment” was effective January 1, 2006. This standard, which CIGNA early adopted in 2004, requires companies to recognize in net income an estimate of expense for stock awards and options over their vesting periods typically determined as of the date of grant. CIGNA records compensation expense for stock options over their vesting periods based on the estimated fair value of the stock options, which is calculated using an option-pricing model. Compensation expense is recorded for restricted stock grants and deferred stock units over their vesting periods based on fair value, which is equal to the market price of CIGNA common stock on the date of grant. See Note 17 for further information on stock compensation.

Long-duration contracts. Effective January 1, 2004, CIGNA implemented SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” The SOP addresses accounting for certain contractual features of investment-related and universal life contracts and for separate accounts. The cumulative effect of implementing the SOP in 2004 was a reduction to net income of $139 million, of which $136 million resulted from recording liabilities for certain experience-rated pension policyholder contracts based on the appreciated value of associated pools of investments, primarily mortgage loans and real estate. CIGNA recorded additional benefits expense of $17 million pre-tax ($11 million after-tax) in 2004 to reflect the post-implementation effect of this accounting requirement. The sale of CIGNA’s retirement benefits business generally resulted in the transfer to the buyer of the pool of investments and securities supporting experience-rated pension policyholder contracts discussed below. See Note 3(C) for information about this sale.

The remaining cumulative effect in 2004 resulted from implementing the SOP’s requirements applicable to universal life contracts. CIGNA’s accounting for reinsurance of guaranteed minimum death benefit contracts and guaranteed minimum income benefit contracts was not affected by the provisions of the SOP.

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

Most financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value. The following table shows the fair values and carrying values of CIGNA’s financial instruments not carried at fair value that are subject to fair value disclosure requirements, at the end of 2006 and 2005:

(In millions)	2006		2005

	Fair Value	Carrying Value	Fair Value	Carrying Value

Mortgage loans	$4,060	$3,988	$3,949	$3,934
Contractholder deposit funds, excluding universal life products	$1,500	$1,508	$1,937	$1,953
Long-term debt excluding capital leases	$1,390	$1,277	$1,482	$1,338

Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of the liabilities for contractholder deposit funds using the amount payable on demand. In many cases, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

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

Mortgage loans. Mortgage loans are generally carried at unpaid principal balances. Mortgage loans held for sale are carried at the lower of unpaid principal balance or market with any resulting valuation allowance reported in realized investment gains and losses. Mortgage loans are considered impaired when it is probable that CIGNA will not collect amounts due according to the terms of the loan agreement. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. CIGNA estimates the fair value of the underlying collateral primarily using internal appraisals.

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

Short-term investments. Investments with original maturities of less than one year are classified as short-term. CIGNA classifies short-term investments as available for sale and carries them at fair value, which approximates cost.

Derivative financial instruments. Note 10(F) discusses CIGNA’s accounting policies for derivative financial instruments.

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

Investment gains and losses. Realized investment gains and losses result from sales, investment asset write-downs, changes in fair value of certain derivatives and changes in valuation reserves based on specifically identified assets. Realized investment gains and losses on the disposition of certain directly owned real estate investments are eliminated from ongoing operations and reported in discontinued operations when the operations and cash flows of the underlying assets are clearly distinguishable and CIGNA has no significant continuing involvement in the operations.

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

NOTES TO THE FINANCIAL STATEMENTS

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

For universal life, annuity and other individual life insurance products, management estimates the present value of future revenues less expected payments. For group health indemnity products, management estimates the sum of future expected claims and related costs less unearned premiums and anticipated net investment income. If management’s estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense. There are no deferred policy acquisition costs attributable to the run-off retirement or run-off reinsurance operations. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. CIGNA recorded in other operating expenses amortization for policy acquisition costs of $202 million in 2006, $149 million in 2005 and $154 million in 2004.

H.	Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet CIGNA’s internal needs, with no plan to market externally. Costs directly related to acquiring, developing or modifying internal-use software are capitalized. Unamortized internal-use software costs were $270 million at December 31, 2006, and $306 million at December 31, 2005.

Most of the unamortized internal-use software costs relate to CIGNA’s health care business, which has converted to systems and processes designed in recent years to support business growth and service to customers. CIGNA has incurred total costs for this project of approximately $1.1 billion from 1999 through 2006, of which $453 million has been capitalized and $660 million has been expensed as incurred.

Capitalized costs for this multi-year project are amortized over a 7.5 year period. The amounts of amortization increased as additional members migrated to the new systems through 2005. Accumulated amortization of capitalized amounts for this project was $239 million at December 31, 2006, and $153 million at December 31, 2005.

For other capitalized costs, CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset.

Accumulated depreciation and amortization on property and equipment was $1.4 billion at December 31, 2006 and 2005.

I.	Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. CIGNA evaluates goodwill for impairment annually based on discounted cash flow analyses and writes it down through earnings if impaired. Substantially all goodwill relates to the Health Care segment.

J.	Other Assets, including Other Intangibles

Other assets consist primarily of various insurance-related assets. CIGNA’s other intangible assets include purchased customer relationships, provider networks, and trademarks. CIGNA amortizes other intangibles on a straight-line basis over periods from 3 to 10 years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. Other assets also include the gain position of certain derivatives (see Note 10(F)).

The gross carrying value of CIGNA’s other intangible assets was $266 million at December 31, 2006 and $215 million at December 31, 2005. The accumulated amortization was $202 million at December 31, 2006 and $181 million at December 31, 2005.

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

Liabilities for contractholder deposit funds include deposits received from customers for investment-related and universal life products and investment earnings on their fund balances. These liabilities are adjusted to reflect administrative charges and, for universal life fund balances, mortality charges.

M.	Future Policy Benefits

Future policy benefits are liabilities for the present value of estimated future obligations under long-term life and supplemental health insurance policies and annuity products currently in force. These obligations are estimated using actuarial methods and primarily consist of reserves for annuity contracts, life insurance benefits, and guaranteed minimum death benefit contracts.

Obligations for annuities represent specified periodic benefits to be paid to an individual or groups of individuals over their remaining lives. Obligations for life insurance policies represent benefits to be paid to policyholders, net of future premiums to be received. Management estimates these obligations based on assumptions as to premiums, interest rates, mortality and surrenders, allowing for adverse deviation. Mortality, morbidity, and surrender assumptions are based on either CIGNA’s own experience or actuarial tables. Interest rate assumptions are based on management’s judgment considering CIGNA’s experience and future expectations, and range from 1.25% to 10.00%. Obligations for certain annuities include adjustments for amounts that would be required had related investments been sold at their current fair values.

Certain reinsurance contracts guarantee a minimum death benefit under variable annuities issued by other insurance companies. These obligations represent the guaranteed death benefit in excess of the contractholder’s account values (based on underlying equity and bond mutual fund investments). These obligations are estimated based on assumptions regarding lapse, partial surrenders, mortality, interest rates (mean investment performance and discount rate), market volatility as well as investment returns and premiums, consistent with the requirements of generally accepted accounting principles when a premium deficiency exists. Lapse, partial surrenders, mortality, interest rates and volatility are based on management’s judgment considering CIGNA’s experience and future expectations. The results of futures and forward contracts are reflected in the liability calculation as a component of investment returns. See also Note 7 for additional information.

N.	Unpaid Claims and Claims Expenses

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under insurance coverages, (primarily long-term disability, workers’ compensation and life and health), for reported claims and for losses incurred but not yet reported.

CIGNA develops these estimates for losses incurred but not yet reported using actuarial principles and assumptions based on historical and projected claim incidence patterns, claim size and the length of time over which payments are expected to be made. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors, and recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

CIGNA’s estimate of the liability for disability claims reported but not yet paid is primarily calculated as the present value of expected benefit payments to be made over the estimated time period that a policyholder remains disabled. CIGNA estimates the expected time period that a policyholder may be disabled by analyzing the rate at which an open claim is expected to close (claim resolution rate). Claim resolution rates may vary based upon the length of time a policyholder is disabled, the covered benefit period, cause of disability, benefit design and the policyholder’s age, gender and income level. CIGNA uses historical resolution rates combined with an analysis of current trends and operational factors to develop current estimates of resolution rates.

Because benefit payments may be made over an extended time period, CIGNA discounts certain claim liabilities related to group long-term disability and workers’ compensation. Discount rate assumptions are based on projected investment returns for the asset portfolios that support these liabilities and range from 3.5% to 6.5%. When estimates change, CIGNA records the adjustment in benefits and expenses in the period in which the change in estimate is identified.

O.	Health Care Medical Claims Payable

Medical claims payable for the Health Care segment include both reported claims and estimates for losses incurred but not yet reported.

CIGNA develops these estimates using actuarial principles and assumptions based on historical and projected claim payment patterns, medical cost trends, which are impacted by the utilization of medical services and the related costs of the services provided (unit costs), benefit design, seasonality, and other relevant operational factors. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors, and recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

CIGNA’s estimate of the liability for medical claims incurred but not yet reported is primarily calculated using historical claim payment patterns and expected medical cost trends. CIGNA analyzes the historical claim payment patterns by comparing the dates claims were incurred, generally the dates services were provided, to the dates claims were paid to determine “completion factors”, which are a measure of the time to process claims. A completion factor is calculated for each month of incurred claims. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. CIGNA estimates the ultimate liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claim data. The difference between this estimate of the ultimate liability and the current paid claim data is the estimate of the remaining claims to be paid for each incurral month. These

NOTES TO THE FINANCIAL STATEMENTS

monthly estimates are aggregated and included in CIGNA’s Health Care medical claims payable at the end of each reporting period. Completion factors are used to estimate the health care medical claims payable for all months where claims have not been completely resolved and paid, except for the most recent month as described below.

Completion factors are impacted by several key items including changes in the level of claims processed electronically versus manually (auto-adjudication), changes in provider claims submission rates, membership changes and the mix of products. As noted, CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period. It is possible that the actual completion rates for the current period will develop differently from historical patterns, which could have a material impact on CIGNA’s medical claims payable and net income.

Claims incurred in the most recent month have limited paid claim data, since a large portion of health care claims are not submitted to CIGNA for payment in the month services have been provided. This makes the completion factor approach less reliable for claims incurred in the most recent month. As a result, in any reporting period, for the estimates of the ultimate claims incurred in the most recent month, CIGNA primarily relies on medical cost trend analysis, which reflects expected claim payment patterns and other relevant operational considerations. Medical cost trend is impacted by several key factors including medical service utilization and unit costs and CIGNA’s ability to manage these factors through benefit design, underwriting, provider contracting and CIGNA’s medical management initiatives. These factors are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior.

Because historical trend factors are often not representative of current claim trends, the trend experienced for the most recent history along with an analysis of emerging trends, have been taken into consideration in establishing the liability for Health Care medical claims payable at December 31, 2006 and 2005. It is possible that the actual medical trend for the current period will develop differently from the expected, which could have a material impact on CIGNA’s medical claims payable and net income.

For each reporting period, CIGNA evaluates key assumptions by comparing the assumptions used in establishing the medical claims payable to actual experience. When actual experience differs from the assumptions used in establishing the liability, medical claims payable are increased or decreased through current period net income. Additionally, CIGNA evaluates expected future developments and emerging trends which may impact key assumptions. The estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in CIGNA’s key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims, and medical cost trends, which are impacted by actual or expected changes in the utilization of medical services and unit costs.

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

Q.	Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities consist principally of pension, other postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and insurance-related assessments that management can reasonably estimate. Accounts payable, accrued expenses and other liabilities also include the loss position of certain derivatives (see Note 10(F)).

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

Revenue for investment-related products is recognized as follows:

•	Net investment income on assets supporting investment-related products is recognized as earned.

•	Contract fees, which are based upon related administrative expenses, are recognized in premiums and fees as they are earned ratably over the contract period.

Benefits and expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions.

Revenue for universal life products is recognized as follows:

•	Net investment income on assets supporting universal life products is recognized as earned.

•	Fees for mortality are recognized as assessed, which is as earned.

•	Administration fees are recognized as services are provided.

•	Surrender charges are recognized as assessed, which is as earned.

Benefits and expenses for universal life products consist of benefit claims in excess of policyholder account balances. Expenses are recognized when claims are submitted, and income is credited in accordance with contract provisions.

Contract fees and expenses for administrative services only programs and pharmacy programs and services are recognized as services are provided.

T.	Participating Business

CIGNA’s participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA’s life insurance subsidiaries. Participating insurance accounted for approximately 2% of CIGNA’s total life insurance in force at the end of 2006, 2005 and 2004.

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

Note 3 – Acquisitions and Dispositions

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

A.	Star-HRG Acquisition

On July 11, 2006, CIGNA acquired the operating assets of Star-HRG, a leading provider of low cost health plans and other employee benefits coverage for hourly and part-time workers and their families, for $156 million, including assumed liabilities. The acquisition was accounted for as a purchase, and was financed through the issuance of a note payable to the seller (see Note 12). The purchase price was allocated as follows: $57 million to identifiable intangible assets and the remaining $99 million to goodwill.

Intangible assets (primarily purchased customer relationships, software and trademarks) associated with the acquisition are being amortized on a straight-line basis over periods from 3 to 10 years.

The results of Star-HRG are included in the accompanying consolidated financial statements from the date of the acquisition.

B.	Sale of the Brazilian Life Insurance Operations

During 2006, CIGNA entered into negotiations to sell its Brazilian life insurance business. The sale is expected to close in 2007 and as a result, CIGNA has classified this business as a discontinued operation. CIGNA recognized an impairment loss in 2006 with respect to this business of $17 million after-tax, primarily related to the write-off of unrecoverable foreign tax credits and foreign currency translation losses.

C.	Sale of Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an initial after-tax gain of $809 million, of which $267 million after-tax was recognized immediately. The after-tax gain was subsequently reduced by $3 million to reflect additional taxes on the sale. In 2006, the after-tax gain increased by $12 million resulting from the conversion of the single premium annuity business to indemnity reinsurance (see below). Both of these adjustments are reflected in the deferred portion of the gain.

As this transaction was primarily in the form of a reinsurance arrangement under which CIGNA retains the contractual obligation to pay these liabilities, $542 million of the initial after-tax gain was deferred. Subsequent to the original reinsurance transaction, the buyer of the retirement benefits business has entered into agreements with most of the insured parties relieving CIGNA of any remaining contractual obligation to those parties (novation). Additional such agreements are expected.

NOTES TO THE FINANCIAL STATEMENTS

The deferred gain is amortized at the rate that earnings from the sold business would have been expected to emerge (primarily 15 years on a declining basis) or until CIGNA is relieved of any remaining contractual obligation. At the time of novation, CIGNA accelerates amortization of a portion of the deferred gain and also reduces the associated contractholder deposit funds, future policy benefits, reinsurance recoverables and separate account balances. As of December 31, 2006, the remaining contractholder deposit funds and future policy benefits associated with the sold retirement benefits business totaled $2.5 billion. See Note 8 to the Financial Statements for additional information on reinsurance recoverables associated with the sale of the retirement benefits business.

CIGNA recognized deferred gain amortization in other revenues in the Run-off Retirement segment as follows:

(In millions)	Pre-Tax	After-Tax

2006

Accelerated deferred gain amortization	$8	$7
Normal deferred gain amortization	$10	$7

2005

Accelerated deferred gain amortization	$322	$204
Normal deferred gain amortization	$24	$16

2004

Accelerated deferred gain amortization	$342	$223
Normal deferred gain amortization	$80	$52

The remaining pre-tax deferred gain as of December 31, 2006 was $65 million, which will be recognized through 2032.

In 2005, in connection with a modified coinsurance arrangement, CIGNA received units of the buyer’s separate accounts and continues to carry those units as separate account assets on its balance sheet for the business not yet directly assumed by the buyer. At December 31, 2006, there were approximately $3.2 billion of separate account assets and liabilities associated with this business not yet directly assumed by the buyer.

From April 1, 2004 through March 31, 2006, CIGNA had a modified coinsurance arrangement relating to the single premium annuity business sold to the buyer. Under the arrangement, CIGNA retained the invested assets supporting the reinsured liabilities. These invested assets were held in a business trust established by CIGNA.

Effective April 1, 2006, the buyer converted this modified coinsurance arrangement to an indemnity reinsurance structure and took ownership of the trust assets. CIGNA transferred invested assets to the buyer and recorded a reinsurance recoverable of approximately $1.6 billion, which corresponds to the liabilities for the single premium annuity business held by CIGNA as of March 31, 2006. As disclosed above, the deferred gain increased by $12 million after-tax from the conversion.

D.	Sale of Investment Advisory Businesses

In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

E.	Sale of Individual Life Insurance and Annuity Business

In 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $800 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). CIGNA recognized deferred gains of $28 million after-tax in 2006, $32 million after-tax in 2005, and $37 million after-tax in 2004. The remaining deferred gain as of December 31, 2006, was $155 million after-tax.

Note 4 – Earnings Per Share

Basic and diluted earnings per share (EPS) for income from continuing operations are computed as follows for the years ended December 31:

(In millions, except per share amounts)	Basic	Effect of Dilution	Diluted

2006

Income from continuing operations	$1,159	$—	$1,159

Shares (in thousands):
Weighted average	110,419	—	110,419
Options and restricted stock grants		1,909	1,909

Total shares	110,419	1,909	112,328

EPS	$10.50	$(0.18)	$10.32

2005

Income from continuing operations	$1,276	$—	$1,276

Shares (in thousands):
Weighted average	127,348	—	127,348
Options and restricted stock grants		2,458	2,458

Total shares	127,348	2,458	129,806

EPS	$10.02	$(0.19)	$9.83

2004

Income from continuing operations	$1,577	$—	$1,577

Shares (in thousands):
Weighted average	136,493	—	136,493
Options and restricted stock grants		1,391	1,391

Total shares	136,493	1,391	137,884

EPS	$11.55	$(0.11)	$11.44

The following outstanding employee stock options as of December 31, were not included in the computation of diluted earnings per share because their effect would have increased diluted earnings per share (antidilutive) as their exercise price was greater than the average share price of CIGNA’s common shares for the period.

(In millions)	2006	2005	2004

Antidilutive options	1.3	2.6	11.8

Note 5 – Health Care Medical Claims Payable

Medical claims payable for the Health Care segment reflects estimates of the ultimate cost of claims that have been incurred but not yet reported, those which have been reported but not yet paid (reported claims in process) and other medical expense payable, which primarily comprises accruals for provider incentives and other amounts payable to providers. Incurred but not yet reported comprises the majority of the reserve balance at December 31 as follows:

(In millions)	2006	2005

Incurred but not yet reported	$820	$1,004
Reported claims in process	95	116
Other medical expense payable	45	45

Medical claims payable	$960	$1,165

Activity in medical claims payable was as follows for the years ended December 31:

(In millions)	2006	2005	2004

Balance at January 1,	$1,165	$1,594	$2,173
Less: Reinsurance and other amounts recoverable	342	497	719

Balance at January 1, net	823	1,097	1,454
Incurred claims related to:
Current year	6,284	6,631	6,889
Prior years	(173)	(326)	(273)

Total incurred	6,111	6,305	6,616
Paid claims related to:
Current year	5,615	5,844	5,914
Prior years	609	735	1,059

Total paid	6,224	6,579	6,973
Balance at December 31, net	710	823	1,097
Add: Reinsurance and other amounts recoverable	250	342	497

Balance at December 31,	$960	$1,165	$1,594

Reinsurance and other amounts recoverable reflect amounts due from policyholders to cover incurred but not reported and pended claims for minimum premium products and certain administrative services only business where the right of offset does not exist.

For the year ended December 31, 2006, actual experience differed from CIGNA’s key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $173 million, or 2.6% of the current year incurred claims as reported for the year ended December 31, 2005. For the year ended December 31, 2005, actual experience differed from CIGNA’s key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004. Specifically, the favorable impact is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience.

Actual completion factors were faster than expected, resulting in a reduction of the medical claims payable of $99 million for the year ended December 31, 2006 and $205 million for the year ended December 31, 2005. This reduction represented 1.5% in 2006 and 3.0% in 2005 of the current year incurred claims as reported for the years ended December 31, 2005 and 2004, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims.

Actual medical cost trend was lower than estimated, resulting in a reduction of the medical claims payable of $74 million for the year ended December 31, 2006 and $121 million for the year ended December 31, 2005. This reduction represented 1.1% in 2006 and 1.7% in 2005 of the current year incurred claims as reported for the years ended December 31, 2005 and 2004, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

The corresponding impact of favorable prior year development on net income was $54 million for the year ended December 31, 2006 and $137 million for the year ended December 31, 2005, or 0.8% in 2006 and 2.0% in 2005 of the current year incurred claims as reported for the years ended December 31, 2005 and 2004, respectively. The change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA’s net income recognized for the following reasons:

First, due to the nature of CIGNA’s retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the accumulated medical costs and administrative charges, including profit charges, exceed the accumulated premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on CIGNA’s net income. An

NOTES TO THE FINANCIAL STATEMENTS

account is in surplus when the accumulated premium received exceeds the accumulated medical costs and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As CIGNA establishes the liability for each incurral year, CIGNA ensures that its assumptions appropriately consider moderately adverse conditions. When a portion of the development related to the prior year incurred claims is offset by an increase deemed appropriate to address moderately adverse conditions for the current year incurred claims, CIGNA does not consider that offset amount as having any impact on net income.

The determination of liabilities for Health Care medical claims payable requires CIGNA to make critical accounting estimates. See Note 2(O) for additional information.

Note 6 – Initiatives to Lower Operating Expenses

From 2004 through 2006, CIGNA has undertaken several initiatives to realign its organization and consolidate support functions in an effort to increase efficiency and responsiveness to customers.

In the fourth quarter of 2006, CIGNA completed a review of staffing levels in the health care operations and in supporting areas. As a result, CIGNA recognized in other operating expenses a charge for severance costs of $37 million pre-tax ($23 million after-tax).

In 2005, CIGNA implemented a plan to further streamline operations in the health care business and in supporting areas. As a result, CIGNA recognized in other operating expenses a total charge for severance costs of $51 million pre-tax ($33 million after-tax). CIGNA substantially completed this program in 2006.

In 2004, CIGNA adopted a program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expenses total pre-tax charges of $86 million ($56 million after-tax). CIGNA substantially completed this program in 2005.

Note 7 – Guaranteed Minimum Death Benefit Contracts

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

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA’s liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002, with the implementation of the program to reduce equity market exposures discussed below, the favorable and unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related futures and forward contract gains or losses.

Activity in future policy benefit reserves for these guaranteed minimum death benefit contracts was as follows:

(In millions)	2006	2005	2004

Balance at January 1	$951	$988	$1,182
Less: Reinsurance recoverable at 1/1	24	30	52
Add: Incurred benefits	15	105	(28)
Less: Paid benefits	97	136	144
Add: Reinsurance recoverable at 12/31	17	24	30

Balance at December 31	$862	$951	$988

Benefits paid and incurred are net of ceded amounts. Incurred benefits reflect the favorable or unfavorable impact of a rising or falling equity market on the liability. As discussed below, losses or gains have been recorded in other revenues as a result of the program to reduce equity market exposures. In addition, incurred benefits in 2005 reflect the impact of a reserve action also discussed below.

Management estimates reserves for variable annuity death benefit exposures based on assumptions regarding lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate) and volatility. These assumptions are based on CIGNA’s experience and future expectations over the long-term period. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to a contractholder’s death. Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining the death benefit coverage in effect at the time of the withdrawal. Mean investment performance and fluctuations refer to the market return and market volatility respectively, that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

CIGNA regularly evaluates the assumptions used in establishing reserves and changes its estimates if actual experience or other evidence suggests that earlier assumptions should be revised. If actual experience differs from the assumptions used in estimating these reserves, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

The following provides information about CIGNA’s reserving methodology and assumptions for guaranteed minimum death benefits as of December 31, 2006.

•

The reserves represent estimates of the present value of net amounts expected to be paid, less the present value of net future premiums. Included in net amounts expected to be paid is the excess of the guaranteed death benefits over the values of the contractholders’ accounts (based on underlying equity and bond mutual fund investments).

•

The reserves include an estimate for partial surrenders that essentially lock in the death benefit for a particular policy based on annual election rates that vary from 0-21% depending on the net amount at risk for each policy and whether surrender charges apply.

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

(Dollars in millions)	2006	2005

Highest anniversary annuity value
Account value	$29,398	$33,370
Net amount at risk	$4,157	$5,902
Average attained age of contractholders	68	66
Anniversary value reset
Account value	$2,658	$2,911
Net amount at risk	$49	$108
Average attained age of contractholders	62	61
Other
Account value	$3,663	$3,891
Net amount at risk	$694	$941
Average attained age of contractholders	66	65
Total
Account value	$35,719	$40,172
Net amount at risk	$4,900	$6,951
Average attained age of contractholders (weighted by exposure)	67	66
Number of contractholders (approx.)	0.9 million	1.0 million

During 2005, CIGNA completed its normal review of assumptions and recorded an after-tax charge of $11 million ($17 million pre-tax). This charge primarily resulted from an update to lapse assumptions based on emerging experience. The charge also resulted from updates to partial surrender assumptions, reflecting the impact of stock market declines, as well as other assumptions.

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

NOTES TO THE FINANCIAL STATEMENTS

CIGNA expects to adjust the contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

CIGNA recorded in other revenues pre-tax losses of $96 million in 2006, $48 million in 2005, and $164 million in 2004 from the futures and forward contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses. The notional amount of the futures contract positions held by CIGNA at December 31, 2006, was $703 million. There were no foreign currency forward contracts held at December 31, 2006 or 2005.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. See Note 20 for further information.

Note 8 – Reinsurance

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

A.	Retirement Benefits Business

CIGNA had a reinsurance recoverable of $2.5 billion at December 31, 2006 and $1.2 billion at December 31, 2005 from Prudential Retirement Insurance and Annuity Company resulting from the sale of the retirement benefits business, which was primarily in the form of a reinsurance arrangement. The change from 2005 includes an increase of $1.6 billion as a result of the conversion of the single premium annuity business to indemnity reinsurance effective April 1, 2006. The reinsurance recoverable is secured primarily by fixed maturities and mortgage loans held in a business trust established by the reinsurer. This recoverable is reduced as CIGNA’s reinsured liabilities are paid or directly assumed by the reinsurer.

B.	Individual Life and Annuity Reinsurance

CIGNA had a reinsurance recoverable of $4.8 billion at December 31, 2006, and $5.0 billion at December 31, 2005, from The Lincoln National Life Insurance Company that arose from the 1998 sale of CIGNA’s individual life insurance and annuity business through an indemnity reinsurance arrangement.

C.	Unicover and Other Run-off Reinsurance

CIGNA’s Run-off Reinsurance operations reinsured workers’ compensation and personal accident business in the United States and London market. This included participation in a workers’ compensation reinsurance pool formerly managed by Unicover Managers, Inc.

CIGNA purchased extensive retrocessional reinsurance for the Unicover contracts (through the pool) and also purchased retrocessional coverage for its other workers compensation and personal accident assumed risks. Although CIGNA is involved in certain retrocessional enforcement arbitrations, most of the disputes concerning the retrocessional contracts have been resolved. See Note 20(E) “Litigation and other legal matters” for more information regarding these disputes.

CIGNA’s payment obligations under these contracts are based on ceding companies’ claim payments relating to accidents and injuries. These claim payments can in some cases extend many years into the future, and the amount of the ceding companies’ ultimate claims, and therefore the amount of CIGNA’s ultimate payment obligations and ultimate collection from retrocessionaires may not be known with certainty for some time.

D.	Summary

CIGNA’s reserves for underlying reinsurance exposures assumed by CIGNA, as well as for amounts recoverable from retrocessionaires, are considered appropriate as of December 31, 2006, based on current information. However, it is possible that future developments could have a material adverse effect on CIGNA’s consolidated results of operations and, in certain situations, could have a material adverse effect on CIGNA’s financial condition. CIGNA bears the risk of loss if its payment obligations to cedents increase or if its retrocessionaires are unable to meet, or successfully challenge, their reinsurance obligations to CIGNA.

E.	Other Reinsurance

CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, either because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

F.	Effects of Reinsurance

In CIGNA’s consolidated income statements, premiums and fees were net of ceded premiums, and benefits and expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	2006	2005	2004

Premiums and Fees
Short-duration contracts:
Direct	$12,333	$12,483	$12,886
Assumed	443	398	378
Ceded	(181)	(158)	(118)

	12,595	12,723	13,146

Long-duration contracts:
Direct	1,262	1,211	1,368
Assumed	82	75	83
Ceded:
Individual life insurance and annuity business sold	(256)	(270)	(301)
Other	(42)	(44)	(60)

	1,046	972	1,090

Total	$13,641	$13,695	$14,236

Reinsurance recoveries
Individual life insurance and annuity business sold	$343	$332	$326
Other	181	141	166

Total	$524	$473	$492

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fee amounts shown in the above table.

Note 9 – Pension and Other Postretirement Benefit Plans

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

CIGNA measures the assets and obligations of its domestic pension and other postretirement benefit plans as of December 31. The following table summarizes the projected obligations and assets related to CIGNA’s domestic and international pension and other postretirement benefit plans as of, and for the years ended, December 31:

	Pension Benefits		Other Post retirement Benefits

(In millions)	2006	2005	2006	2005

Change in benefit obligation
Benefit obligation, January 1	$4,175	$3,952	$492	$538
Service cost	71	72	2	2
Interest cost	223	221	26	27
(Gain) loss from past experience	(7)	181	(15)	(31)
Benefits paid from plan assets	(249)	(233)	(4)	(3)
Benefits paid—other	(27)	(31)	(36)	(36)
Amendments	—	13	—	—
Curtailment	—	—	—	(5)

Benefit obligation, December 31	4,186	4,175	465	492

Change in plan assets
Fair value of plan assets, January 1	3,109	2,542	33	35
Actual return on plan assets	481	256	1	1
Benefits paid	(249)	(233)	(4)	(3)
Contributions	2	544	—	—

Fair value of plan assets, December 31	3,343	3,109	30	33

Funded Status	$(843)	(1,066)	(435)	(459)

Unrecognized net gains (losses) from past experience	N/A	(1,201)	N/A	37
Unrecognized prior service cost	N/A	4	N/A	123

Net amount recognized in the balance sheet	N/A	$(131)	N/A	$619

Accrued benefit liability	N/A	$971	N/A	$619
Accumulated other comprehensive loss	N/A	(1,102)	N/A	—

Net amount recognized in the balance sheet	N/A	$(131)	N/A	$619

N/A—No longer applicable with the implementation of SFAS No. 158

NOTES TO THE FINANCIAL STATEMENTS

The postretirement benefits liability adjustment included in accumulated other comprehensive loss consists of the following as of December 31, 2006:

	Pension Benefits	Other Post retirement Benefits

(In millions)	2006	2006

Unrecognized net gain (loss)	$(767)	$49
Unrecognized prior service cost	3	106

Postretirement benefits liability adjustment	$(764)	$155

Pension benefits. Effective December 31, 2006, CIGNA adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. The overall effect was an after-tax increase to Shareholders’ equity of $36 million. This increase occurs because prior service cost and net gains from past experience for other postretirement benefits plans more than offset the unrecognized underfunded pension liability. See Note 2(B) for further information.

In addition, prior to implementing SFAS No. 158, accumulated other comprehensive income increased in 2006 by $284 million after-tax, primarily due to lower minimum pension liabilities from the effect of asset returns in excess of expectations, amortization of losses from past experience, and an increase in the long-term interest rates used to determine the benefit obligation.

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

As a result of the effect of equity market declines on the value of pension plan assets in 2002 and earlier and reduced long-term interest rates, CIGNA had certain underfunded pension plans. These plans were underfunded by $843 million in 2006 and $435 million in 2005 and had related accumulated benefit obligations of $4.1 billion as of December 31, 2006 and 2005.

CIGNA funds its qualified pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). CIGNA contributed $544 million in 2005 for minimum funding requirements for the domestic pension plan and for voluntary contributions to the domestic and international pension plans.

The decision to make voluntary contributions to the domestic pension plan was based upon the favorable economic impact the contributions will have on the funding status of CIGNA’s pension plan, including the potential for reducing future additional funding requirements as well as reducing premiums to the Pension Benefit Guaranty Corporation.

CIGNA did not make domestic pension plan contributions in 2006 and does not expect to make, nor is CIGNA required to make, domestic pension plan contributions in 2007.

Components of net pension cost, for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Service cost	$71	$72	$73
Interest cost	223	221	221
Expected return on plan assets	(208)	(181)	(189)
Amortization of:
Net loss from past experience	152	141	104
Prior service cost	(1)	(1)	(2)

Net pension cost	$237	$252	$207

CIGNA also recognized pre-tax curtailment losses for pension benefits in 2004 of $7 million as part of the 2004 operational effectiveness review and sale of the retirement benefits business. CIGNA expects to recognize in 2007 $126 million of pre-tax loss from amortization of past experience and $1 million of pre-tax gain from amortization of prior service cost.

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

Unfunded retiree health benefit plans had accumulated benefit obligations of $315 million at December 31, 2006, and $341 million at December 31, 2005. Retiree life insurance plans had accumulated benefit obligations of $150 million as of December 31, 2006 and $151 million as of December 31, 2005.

Components of net other postretirement benefit cost for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Service cost	$2	$2	$2
Interest cost	26	27	31
Expected return on plan assets	(2)	(2)	(2)
Amortization of:
Net gain from past experience	(2)	(2)	—
Prior service cost	(17)	(17)	(16)

Net other postretirement benefit cost	$7	$8	$15

CIGNA also recognized pre-tax curtailment gains in 2005 and 2004 for other postretirement benefits as follows:

(In millions)	2005	2004

Operational effectiveness review	$—	$12
Sale of the retirement benefits business	—	8
Dental plan amendment	2	—

Total curtailment gains	$2	$20

CIGNA expects to recognize in 2007 $17 million of pre-tax gain related to amortization of prior service cost and $3 million of pre-tax gain from amortization of past experience.

The estimated rate of future increases in the per capita cost of health care benefits beginning in 2007 was 8%, decreasing to 5% over 3 years. This estimate reflects CIGNA’s current claim experience and management’s estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2006 reported amounts as follows:

(In millions)	Increase	Decrease

Effect on total service and interest cost	$1	$1
Effect on postretirement benefit obligation	$14	$13

Plan assets. The following summarizes the fair value of assets related to pension plans as of December 31:

Plan Asset Category	Percent of Total Fair Value		Target Allocation Percentage

	2006	2005	2006

Equity securities	70%	70%	68%
Fixed income	19%	16%	20%
Real estate	5%	8%	7%
Other	6%	6%	5%

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

A portion of the pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries. Most of these separate accounts are reinsured and managed by the buyer of the retirement benefits business.

The other postretirement plan assets are invested in fixed income investments in the general account of CGLIC.

Assumptions for pension and other postretirement benefit plans. Management determined the present value of the projected pension benefit obligation and the accumulated other postretirement benefit obligation and related benefit costs based on the following weighted average assumptions as of and for the years ended December 31:

	2006	2005

Discount rate:
Pension benefit obligation	5.75%	5.50%
Other postretirement benefit obligation	5.75%	5.50%
Pension benefit cost	5.50%	5.75%
Other postretirement benefit cost	5.50%	5.50%
Expected return on plan assets:
Projected pension benefit obligation	7.50%	7.50%
Pension benefit cost	7.50%	7.50%
Accumulated other postretirement benefit obligation	5.00%	5.00%
Other postretirement benefit cost	5.00%	7.00%
Expected rate of compensation increase:
Projected pension benefit obligation	3.50%	3.50%
Pension benefit cost	3.50%	3.50%
Accumulated other postretirement benefit obligation	3.00%	3.00%
Other postretirement benefit cost	3.00%	3.00%

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

To measure pension costs, CIGNA uses a market-related asset valuation for domestic pension plan assets invested in non-fixed income investments. The market-related value of pension assets recognizes market appreciation or depreciation in the portfolio over 5 years, a method that reduces the short-term impact of market fluctuations.

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

NOTES TO THE FINANCIAL STATEMENTS

Benefit payments. The following benefit payments, including expected future services, are expected to be paid in:

		Other Post retirement Benefits
(In millions)	Pension Benefits	Gross	Net of Medicare Part D Subsidy

2007	$297	$48	$43
2008	$294	$46	$43
2009	$293	$45	$43
2010	$294	$44	$42
2011	$289	$43	$41
2012-2016	$1,525	$198	$187

B.	401(k) Plans

CIGNA sponsors a 401(k) plan in which CIGNA matches a portion of employees’ pre-tax contributions. Another 401(k) plan with an employer match was frozen in 1999. Participants in the active plan may invest in a fund that invests in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA’s annual performance meets certain targets. A substantial amount of CIGNA’s matching contributions are invested in CIGNA common stock. CIGNA’s expense for these plans was $42 million for 2006, $36 million for 2005 and $38 million for 2004.

Note 10 – Investments

A.	Fixed Maturities and Equity Securities

Fixed maturities included securities classified as trading, which are carried at fair value, of $27 million (amortized cost of $26 million) as of December 31, 2006 and $39 million (amortized cost of $38 million) as of December 31, 2005. Fixed maturities and equity securities included $88 million at December 31, 2006 and $49 million at December 31, 2005, primarily corporate securities, that were pledged as collateral to brokers as required under futures contracts.

The following information about fixed maturities excludes securities classified as trading. The amortized cost and fair value by contractual maturity periods for fixed maturities were as follows at December 31, 2006:

(In millions)	Amortized Cost	Fair Value

Due in one year or less	$458	$465
Due after one year through five years	2,836	2,910
Due after five years through ten years	4,235	4,337
Due after ten years	3,153	3,682
Mortgage–and other asset-backed securities	665	734

Total	$11,347	$12,128

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities (excluding securities classified as trading) by type of issuer is shown below.

	December 31, 2006

(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Fair Value

Federal government and agency	$356	$242	$(1)	$597
State and local government	2,360	132	(4)	2,488
Foreign government	902	73	(9)	966
Corporate	7,063	322	(43)	7,342
Federal agency mortgage-backed	2	—	—	2
Other mortgage- backed	215	6	—	221
Other asset-backed	449	63	—	512

Total	$11,347	$838	$(57)	$12,128

	December 31, 2005

(In millions)
Federal government and agency	$639	$275	$—	$914
State and local government	2,387	133	(8)	2,512
Foreign government	779	47	(8)	818
Corporate	8,921	605	(69)	9,457
Federal agency mortgage-backed	45	—	(1)	44
Other mortgage- backed	488	16	(3)	501
Other asset-backed	576	88	(2)	662

Total	$13,835	$1,164	$(91)	$14,908

The above table includes net appreciation of $494 million at December 31, 2006 and $773 million at December 31, 2005 for adjustments required for future policy benefits and, in 2005, for modified coinsurance liabilities.

As of December 31, 2006, CIGNA had commitments to purchase $31 million of fixed maturities bearing interest at a fixed market rate. CIGNA expects to disburse the committed amounts in 2007.

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

As of December 31, 2006, fixed maturities (primarily investment grade corporate bonds) with a decline in fair value from cost were as follows, including the length of time of such decline:

(In millions)	Fair Value	Amortized Cost	Unrealized Depreciation

Fixed Maturities:
One year or less:
Investment grade	$1,423	$1,437	$(14)
Below investment grade	$87	$88	$(1)
More than one year:
Investment grade	$1,157	$1,196	$(39)
Below investment grade	$71	$74	$(3)

The unrealized depreciation of investment grade fixed maturities is primarily due to increases in interest rates since purchase. There were no equity securities with a material decline in fair value from cost as of December 31, 2006. See Note 11(B) for discussion of impairments included in realized investment gains and losses.

B.	Mortgage Loans and Real Estate

In connection with CIGNA’s investment strategy to enhance investment yields by selling senior participations, as of December 31, 2006, mortgage loans includes $124 million of mortgage loans originated with the intent to sell.

CIGNA’s mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower.

At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

(In millions)	2006	2005

Property type
Office buildings	$1,305	$1,395
Apartment buildings	891	489
Retail facilities	654	773
Industrial	609	673
Hotels	537	602
Other	109	82

Total	$4,105	$4,014

Geographic region
Pacific	$993	$1,013
South Atlantic	953	1,021
New England	665	588
Central	659	674
Middle Atlantic	439	335
Mountain	396	383

Total	$4,105	$4,014

At December 31, 2006, scheduled mortgage loan maturities were as follows (in millions, unless otherwise indicated): $122 in 2007, $182 in 2008, $405 in 2009, $627 in 2010 and $2.7 billion thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2006, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $154 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. As of December 31, 2006, CIGNA had commitments to contribute additional equity of $11 million to real estate investments. CIGNA expects to disburse most of the committed amounts in 2007.

C.	Other Long-term Investments

As of December 31, other long-term investments consisted of the following:

(In millions)	2006	2005

Real estate and other entities	$377	$339
Mezzanine loans and other	41	165

Total	$418	$504

As of December 31, 2006, CIGNA had commitments to contribute:

•	$253 million to limited liability entities that hold either real estate or loans to real estate entities that are diversified by property type and geographic region; and

•	$257 million to entities that hold securities diversified by issuer and maturity date.

CIGNA expects to disburse approximately 40% of the committed amounts in 2007 and the remaining disbursed by 2011.

D.	Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents included corporate securities of $973 million, federal government securities of $117 million and money market funds of $101 million at December 31, 2006. CIGNA’s short-term investments and cash equivalents at December 31, 2005, included corporate securities of $1.6 billion, money market funds of $232 million and federal government securities of $64 million.

E.	Concentration of Risk

As of December 31, 2006 and 2005, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders’ equity.

NOTES TO THE FINANCIAL STATEMENTS

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

CIGNA recorded pre-tax realized investment losses of $11 million in 2006 from terminating swaps hedging interest rate and foreign currency risk of fixed maturities. CIGNA recorded pre-tax realized investment gains from swaps on commercial loan pools of $7 million in 2006 and 2005, and $17 million in 2004.

See Note 7 for a discussion of derivatives associated with guaranteed minimum death benefit contracts and Note 20(C) to the Financial Statements for a discussion of derivatives associated with guaranteed minimum income benefit contracts. The other effects of derivatives were not material to CIGNA’s consolidated results of operations, liquidity or financial condition for 2006, 2005 or 2004.

The table below presents information about the nature and accounting treatment of CIGNA’s primary derivative financial instruments. Derivatives in CIGNA’s separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

Instrument	Risk	Purpose	Cash Flows	Accounting Policy

Futures and foreign currency forwards	Primarily equity and foreign currency risks	To reduce domestic and international equity market exposures for certain reinsurance contracts that guarantee death benefits resulting from changes in variable annuity account values based on underlying mutual funds. Currency futures are primarily euros, Japanese yen and British pounds.	For futures, CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts. For foreign currency forwards, CIGNA periodically exchanges the difference between domestic and international currencies, to begin at a designated future date.	Fair value changes are reported in other revenues. Fair values of foreign currency forwards are recorded in other assets or other liabilities.

Futures	Interest rate risk	To hedge fair value changes of fixed maturity and mortgage loan investments to be purchased.	CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts.	Using cash flow hedge accounting, fair value changes are reported in other comprehensive income and amortized into net investment income over the life of the investments purchased.

Swaps	Interest rate and foreign currency risk	To hedge the interest or foreign currency cash flows of fixed maturities and mortgage loans to match associated liabilities. Currency swaps are primarily euros, Canadian dollars and British pounds for periods of up to 15 years.	CIGNA periodically exchanges cash flows between variable and fixed interest rates or between two currencies for both principal and interest.	Using cash flow hedge accounting, fair values are reported in other long-term investments or other liabilities and other comprehensive income. Net interest cash flows are reported in net investment income.

	Credit and interest rate risk	To enhance investment returns, CIGNA sells Dow Jones indexed credit default swaps on a basket of primarily investment grade corporate bonds.	CIGNA receives quarterly fees and will make future payments if an issuer of an underlying corporate bond defaults on scheduled payments or files for bankruptcy. If an issuer defaults or files for bankruptcy, CIGNA will make payment for the par value of the underlying corporate bond and may subsequently sell or hold that bond as an invested asset. If the most current indexed swaps are determined desirable for liquidity, credit risk or other reasons, CIGNA also pays or receives cash to settle purchases and sales.	Fair values of the swaps are reported in other long-term investments or other liabilities, with changes reported in realized investment gains and losses. Quarterly fees and gains and losses on purchases and sales are also reported in realized investment gains and losses.

Swaps on commercial loan pools	Interest rate and credit risk	To obtain returns based on the performance of underlying commercial loan pools.	CIGNA receives cash based on the performance of underlying commercial loan pools.	Fair values of the swaps are reported in other long-term investments or other liabilities, with changes reported in realized investment gains and losses.

Written and Purchased Options	Primarily equity risk	CIGNA has written certain reinsurance contracts to guarantee minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual funds. CIGNA purchased reinsurance contracts to hedge the market risks assumed. These contracts are accounted for as written and purchased options.	CIGNA periodically receives (pays) fees and will pay (receive) cash resulting from the unfavorable changes in account values when account holders elect to receive minimum income payments.	Fair values are reported in other liabilities and other assets. Changes in fair value are reported in other operating expenses.

Embedded derivative	Interest rate and credit risk	Prior to April 1, 2006, to transfer certain unrealized changes in fair value due to interest rate and credit risks of assets underlying modified coinsurance arrangements with the buyer of the retirement benefits business.	On conversion to indemnity reinsurance, CIGNA transferred the invested assets underlying these modified coinsurance arrangements.	Changes in fair values are reported in other liabilities and other revenues.

NOTES TO THE FINANCIAL STATEMENTS

Note 11 – Investment Income and Gains and Losses

A.	Net Investment Income

The components of net investment income, for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Fixed maturities	$768	$921	$970
Securities supporting experience-rated pension policyholder contracts	—	—	160
Equity securities	11	9	10
Mortgage loans	266	270	366
Policy loans	78	90	101
Real estate	12	11	18
Other long-term investments	26	37	25
Short-term investments and cash	77	69	42

	1,238	1,407	1,692
Less investment expenses	43	48	49

Net investment income	$1,195	$1,359	$1,643

Net investment income for separate accounts (which is not reflected in CIGNA’s revenues) was $151 million for 2006, $154 million for 2005, and $903 million for 2004. Net investment income attributable to experience-rated pension policyholder contracts (which was included in CIGNA’s revenues and was primarily offset by amounts included in benefits and expenses until the sale of the retirement benefits business in April 2004) was approximately $250 million for 2004.

B.	Realized Investment Gains and Losses

The following realized gains and losses on investments for the years ended December 31 exclude amounts required to adjust future policy benefits for certain annuities.

(In millions)	2006	2005	2004

Fixed maturities	$(25)	$(2)	$157
Equity securities	8	4	41
Mortgage loans	(7)	(2)	228
Real estate	(5)	—	49
Other investments, including derivatives	249	(7)	48

Realized investment gains (losses) from continuing operations, before income taxes	220	(7)	523
Less income taxes	75	4	162

Realized investment gains (losses) from continuing operations	145	(11)	361

Realized investment gains from discontinued operations, before income taxes	19	—	—
Less income taxes	6	—	—

Realized investment gains from discontinued operations	13	—	—

Net realized investment gains (losses)	$158	$(11)	$361

In 2006, realized investment results from continuing operations primarily reflect:

•	gains on other investments from sales of equity interests in real estate limited liability entities; and

•	losses on fixed maturities largely due to the impact of rising interest rates.

In 2006, realized investment results from discontinued operations reflect gains on the sale of directly owned real estate properties held for the production of investment income. Proceeds on these sales have been separately identified in CIGNA’s Consolidated Statements of Cash Flows.

Realized investment gains in 2004 included $397 million of immediate gain recognition as a result of the sale of the retirement benefits business. Realized investment gains and losses also included impairments in the value of investments of $44 million in 2006, $24 million in 2005, and $26 million in 2004.

Realized investment gains and losses that are not reflected in CIGNA’s revenues for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Separate accounts	$207	$5,361	$1,365
Investment results required to adjust future policy and contractholder benefits	$11	$9	$368

Separate account realized gains in 2005 and 2004 reflect the impact of transferring separate account assets to the buyer of CIGNA’s retirement benefit business. See Note 3 for additional information.

The following sales of available-for-sale fixed maturities and equity securities, for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Proceeds from sales	$3,458	$3,040	$3,249
Gross gains on sales	$49	$40	$273
Gross losses on sales	$(55)	$(46)	$(52)

Note 12 – Debt

(In millions)	2006	2005

Short-term:
Current maturities of long-term debt	$376	$100
Short-term note payable	6	—

Total short-term debt	$382	$100

Long-term:
Uncollateralized debt:
7.4% Notes due 2007	$—	$291
8.25% Notes due 2007	—	85
7% Notes due 2011	222	222
6.375% Notes due 2011	226	226
6.37% Note due 2021	78	—
7.65% Notes due 2023	100	100
8.3% Notes due 2023	17	17
7.875% Debentures due 2027	300	300
8.3% Step Down Notes due 2033	83	83
6.15% Notes due 2036	250	—
Other	18	14

Total long-term debt	$1,294	$1,338

Other long-term debt in 2006 includes capital lease obligations for software licenses.

In August 2006, CIGNA filed a universal shelf registration statement on Form S-3ASR with the Securities and Exchange Commission (SEC) to take advantage of its status as a “well known seasoned issuer” under the Securities Offering Reform Act. CIGNA may issue debt, equity or other securities from time to time, with amount, price, and terms to be determined at the time of sale.

In November 2006, CIGNA issued $250 million of 6.150% Senior Notes under this registration statement. The Notes bear interest at the rate of 6.150% per year, which is payable on May 15 and November 15 of each year, beginning May 15, 2007. The Notes will mature on November 15, 2036. The Company may redeem the Notes at any time, and from time to time, in whole or in part, at a specified redemption price.

Also, in connection with the Star-HRG acquisition in 2006, CIGNA issued to the seller a note payable of $151 million. Of that amount, $73 million was repaid during 2006 and the remaining $78 million is due in 2021.

Maturities of debt and capital leases are as follows (in millions): $382 in 2007, $2 in 2008, $3 in 2009, $3 in 2010, $452 million in 2011 and the remainder in years after 2011. Interest expense on long-term debt and capital leases was $104 million in 2006, $105 million in 2005, and $107 million in 2004.

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flow and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2006 and 2005.

In May 2006, CIGNA entered into a five-year revolving credit and letter of credit agreement for $1.75 billion which replaced its previous credit agreement. Of this amount, up to $1.25 billion may be used for letters of credit. CIGNA entered into the agreement for general corporate purposes, including support for the issuance of commercial paper and to obtain statutory reserve credit for certain reinsurance arrangements. There were no amounts outstanding under the credit facility nor any letters of credit issued as of December 31, 2006.

In addition, as of December 31, 2006, CIGNA had $500 million remaining under an effective shelf registration statement filed with the SEC, which may be issued as debt securities, equity securities or both.

Note 13 – Common and Preferred Stock

As of December 31, CIGNA had issued the following shares:

(Shares in thousands)	2006	2005

Common: Par value $0.25 600,000 shares authorized
Outstanding—January 1	121,191	132,007
Issued for stock option and other benefit plans	2,762	4,587
Repurchase of common stock	(25,299)	(15,403)

Outstanding—December 31	98,654	121,191
Treasury stock	61,375	38,838

Issued—December 31	160,029	160,029

CIGNA maintains a share repurchase program, which was authorized by its Board of Directors. Decisions to repurchase shares depend on market conditions and alternative uses of capital. CIGNA has, and may continue from time to time, to repurchase shares on the open market through a Rule 10b5-1 plan which permits a company to repurchase its shares at times when it otherwise might be precluded from doing so under insider trading laws or because of self-imposed trading blackout periods.

In 1997, CIGNA’s Board of Directors adopted a shareholder rights plan, which will expire on August 4, 2007. Upon expiration of the shareholder rights plan, the Board will not adopt a new shareholder rights plan without first seeking shareholder approval, unless the Board determines that adoption of a shareholder rights plan without prior shareholder approval is in the best interest of CIGNA’s shareholders.

Under the existing plan, the rights attach to all outstanding shares of common stock, and will become exercisable if a third party acquires (or announces that it will acquire) 10% or more of CIGNA’s outstanding common stock unless CIGNA’s Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase CIGNA securities at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In some cases, a right also entitles its holder to purchase securities of an acquirer at a substantial discount. CIGNA’s Board of Directors may authorize the redemption of the rights for $.0033 each before a third party acquires 10% or more of CIGNA’s common stock, and thereafter under certain circumstances.

NOTES TO THE FINANCIAL STATEMENTS

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2006 or 2005.

Note 14 – Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) excludes:

•	amounts required to adjust future policy benefits for certain annuities; and

•	amounts required to adjust other liabilities after the initial reclassification of unrealized appreciation under a modified coinsurance arrangement.

Changes in accumulated other comprehensive income (loss) were as follows:

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax

2006

Net unrealized depreciation, securities:
Net unrealized depreciation on securities arising during the year	$(33)	$12	$(21)
Plus: reclassification adjustment for losses included in net income	17	(6)	11

Net unrealized depreciation, securities	$(16)	$6	$(10)

Net unrealized depreciation derivatives:
Net unrealized depreciation on derivatives arising during the year	$(13)	$5	$(8)
Plus: reclassification adjustment for losses included in net income	11	(4)	7

Net unrealized depreciation, derivatives	$(2)	$1	$(1)

Net translation of foreign currencies	$48	$(17)	$31

Minimum pension liability adjustment
Activity prior to adoption of SFAS No. 158	$437	$(153)	$284
Adoption of SFAS No. 158	665	(233)	432

Minimum pension liability adjustment	$1,102	$(386)	$716

Postretirement benefits liability adjustment:
Adoption of SFAS No. 158	$(609)	$213	$(396)

2005

Net unrealized depreciation, securities:
Net unrealized depreciation on securities arising during the year	$(288)	$101	$(187)
Less: reclassification adjustment for gains included in net income	(2)	1	(1)

Net unrealized depreciation, securities	$(290)	$102	$(188)

Net unrealized appreciation, derivatives	$4	$(2)	$2

Net translation of foreign currencies	$1	$(1)	$—

Minimum pension liability adjustment	$20	$(7)	$13

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax

2004

Net unrealized depreciation, securities:
Net unrealized appreciation on securities arising during the year	$97	$(34)	$63
Less: reclassification adjustment for gains included in net income	(198)	69	(129)
Reclassification to other liabilities for modified coinsurance arrangement	(256)	90	(166)

Net unrealized depreciation, securities	$(357)	$125	$(232)

Net unrealized depreciation, derivatives	$(7)	$3	$(4)

Net translation of foreign currencies	$23	$(7)	$16

Minimum pension liability adjustment	$(95)	$33	$(62)

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

(In millions)	2006	2005	2004

Net income (loss)	$1,288	$1,077	$1,032
Surplus	$3,218	$3,597	$3,714

CIGNA’s life insurance and HMO subsidiaries are also subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to the parent company without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA’s life insurance and HMO subsidiaries may make during 2007 without prior approval is approximately $1.1 billion. The amount of net assets of CIGNA that could not be distributed without prior approval as of December 31, 2006, was approximately $3.1 billion.

Note 16 – Income Taxes

Deferred income tax assets and liabilities as of December 31 are shown below.

(In millions)	2006	2005

Deferred tax assets
Employee and retiree benefit plans	$668	$782
Investments, net	31	43
Other insurance and contractholder liabilities	258	249
Deferred gain on sale of business	102	146
Policy acquisition expenses	125	116
Loss carryforwards	110	116
Bad debt expense	84	82
Other	82	93

Deferred tax assets before valuation allowance	1,460	1,627
Valuation allowance for deferred tax assets	(174)	(161)

Deferred tax assets, net of valuation allowance	1,286	1,466

Deferred tax liabilities
Depreciation and amortization	202	206
Unrealized appreciation on investments	112	118
Other	46	55

Total deferred tax liabilities	360	379

Net deferred income tax assets	$926	$1,087

Management believes that consolidated taxable income expected to be generated in the future will be sufficient to realize CIGNA’s net deferred tax assets of $926 million as of December 31, 2006 and $1.1 billion as of December 31, 2005. This determination is based on CIGNA’s earnings history and future expectations.

CIGNA’s deferred tax asset is net of a federal and state valuation allowance (see table above). The $13 million increase in the valuation allowance during 2006 relates primarily to the run-off reinsurance and international operations, and includes $6 million related to discontinued operations. The valuation allowance at December 31, 2006 continues to be primarily related to operating losses in the run-off reinsurance operations. The valuation allowance reflects management’s assessment as to whether certain deferred tax assets will be realizable. These assessments could be revised in the near term if underlying circumstances change.

Federal operating loss carryforwards in the amount of $271 million were available at December 31, 2006. Subject to statutory limitations, the operating losses are available to offset taxable income subject to statutory limitations and begin to expire in 2022. CIGNA has no unused capital losses as of December 31, 2006.

Current income taxes payable included in Accounts payable, accrued expenses and other liabilities in the consolidated balance sheet was $193 million as of December 31, 2006. As of December 31, 2005, current income taxes receivable was $58 million and was included in Premiums, accounts and notes receivable in the consolidated balance sheet.

The components of income taxes for the years ended December 31 were as follows:

(In millions)	2006	2005	2004

Current taxes
U.S. income	$553	$73	$815
Foreign income	25	28	35
State income	17	22	20

	595	123	870

Deferred taxes (benefits)
U.S. income	(22)	401	(77)
Foreign income	(1)	(11)	2
State income	—	4	3

	(23)	394	(72)

Total income taxes	$572	$517	$798

Total income taxes for the years ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	2006	2005	2004

Tax expense at nominal rate	$606	$628	$831
Tax-exempt interest income	(34)	(34)	(33)
Dividends received deduction	(6)	(12)	(21)
Resolution of federal tax matters	—	(84)	(31)
State income tax (net of federal income tax benefit)	9	18	11
Change in valuation allowance	7	15	51
Other	(10)	(14)	(10)

Total income taxes	$572	$517	$798

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

NOTES TO THE FINANCIAL STATEMENTS

policyholders’ surplus account. CIGNA’s principal subsidiary distributed, with regulatory approval, the entire account balance of $450 million to the parent company during 2005 without incurring federal income tax.

CIGNA’s federal income tax returns are routinely audited by the Internal Revenue Service (IRS). Audits of tax years through 2002 have been completed and the IRS is currently in the process of auditing 2003 and 2004. Completion of the current audit is expected to occur in 2007, but could extend beyond depending on developments related to certain unresolved matters. In management’s opinion, adequate tax liabilities, including related interest charges should the IRS prevail, have been established to address exposures involving tax positions CIGNA has taken that may be challenged by the IRS. These liabilities could be revised in the near term if estimates of CIGNA’s ultimate liability change as a result of new developments or a change in circumstances.

Note 17 – Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options, restricted stock and deferred stock to certain employees. To a very limited extent, the Committee has issued common stock instead of cash compensation and dividend equivalent rights as part of restricted and deferred stock units. Stock appreciation rights issued with stock options are authorized but have not been issued for several years. Beginning in May 2004, CIGNA began issuing shares from Treasury stock for option exercises, awards of restricted stock and payment of deferred and restricted stock units.

Compensation cost and related tax benefits for these awards were as follows:

(In millions)	2006	2005	2004

Compensation cost	$41	$35	$68
Tax benefits	$14	$12	$23

CIGNA had the following number of shares of common stock available for award at December 31: 11.0 million in 2006, 11.5 million in 2005 and 11.7 million in 2004.

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

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	2006		2005		2004

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding—January 1	8,872	$82.49	13,692	$77.66	15,782	$79.51
Granted	552	$120.90	834	$90.14	3,174	$55.86
Exercised	(3,083)	$77.71	(4,821)	$70.17	(1,564)	$50.23
Expired or canceled	(356)	$95.40	(833)	$82.02	(3,700)	$78.43

Outstanding—December 31	5,985	$87.73	8,872	$82.49	13,692	$77.66

Options exercisable at year-end	4,613	$86.82	6,514	$89.40	10,417	$84.17

Compensation expense of $20 million related to unvested stock options at December 31, 2006 will be recognized over the next 2 years (weighted average period).

The table below summarizes information for stock options exercised during the last three years:

(In millions)	2006	2005	2004

Intrinsic value of options exercised	$136	$148	$25
Cash received for options exercised	$212	$312	$64
Excess tax benefits realized from options exercised	$28	$18	$—

The following table summarizes information for outstanding common stock options at December 31, 2006:

(In millions, except options in thousands)	Options Outstanding	Options Exercisable

Number	5,985	4,613
Total intrinsic value	$262	$206
Weighted average exercise price	$87.73	$86.82
Weighted average remaining contractual life (years)	5.4 years	4.6 years

The weighted average fair value of options granted under employee incentive plans was $43.70 for 2006, $34.17 for

2005 and $19.80 for 2004, using the Black- Scholes option-pricing model and the following assumptions:

	2006	2005	2004

Dividend yield	0.1%	0.1%	0.2%
Expected volatility	35.0%	35.0%	47.6%
Risk-free interest rate	4.6%	3.9%	2.2%
Expected option life	4.5 years	5.25 years	3.3 years

The expected volatility reflects CIGNA’s past daily stock price volatility. CIGNA does not consider volatility implied in the market prices of traded options to be a good indicator of future volatility because remaining maturities of traded options are less than one year. CIGNA developed the expected option life of 2006 and 2005 grants by considering certain factors, including assumptions used by other companies with comparable stock option plan features and CIGNA’s cancellation of a replacement option feature in June 2004. CIGNA developed the expected option life of 2004 grants considering CIGNA’s experience.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to six years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date.

The table below shows the status of, and changes in, restricted stock grants during the last three years:

(Grants in thousands)	2006		2005		2004

	Grants	Weighted Average Fair Value at Grant Date	Grants	Weighted Average Fair Value at Grant Date	Grants	Weighted Average Fair Value at Grant Date

Outstanding—January 1	1,253	$63.02	1,286	$58.31	1,508	$59.69
Granted	215	$121.24	337	$92.79	428	$57.14
Vested	(410)	$51.71	(152)	$86.18	(154)	$88.06
Forfeited	(123)	$72.40	(218)	$56.51	(496)	$52.42

Outstanding—December 31	935	$80.16	1,253	$63.02	1,286	$58.31

The grant date fair value of restricted stock vested was: $21 million in 2006, $13 million in 2005 and $14 million in 2004.

At the end of 2006, approximately 2,300 employees held 0.9 million restricted shares with $31 million of related compensation expense to be recognized over the next 4 years (weighted average period).

Deferred Stock. CIGNA made deferred stock unit grants with 100% vesting in three to six years, dependent on CIGNA’s consolidated earnings per share during this vesting period. Upon meeting the stated performance objectives in 2005, the Board of Directors determined that the vesting period for the deferred stock units would be three years. On vesting, stock issuance is deferred until January of the year following an employee’s termination from CIGNA. These awards are generally forfeited if employment terminates before the vesting date. Through 2006, all units have either vested or have been forfeited.

Note 18 – Leases, Rentals and Outsourced Service Arrangements

Rental expenses for operating leases, principally for office space, amounted to $104 million in 2006, $121 million in 2005 and $137 million in 2004. As of December 31, 2006, future net minimum rental payments under non-cancelable operating leases were approximately $474 million, payable as follows (in millions): $91 in 2007, $90 in 2008, $68 in 2009, $54 in 2010, $45 in 2011 and $126 thereafter.

CIGNA has several outsourced service arrangements with third parties, primarily for human resource and information technology support services. The initial service periods under these arrangements range from 2 to 7 years and they are reported primarily as operating leases under SFAS No. 13, “Accounting for Leases.” CIGNA recorded in other operating expense $24 million in 2006 and $3 million in 2005 for these arrangements.

Note 19 – Segment Information

CIGNA’s operating segments generally reflect groups of related products, except for the International segment which is generally based on geography. In accordance with accounting principles generally accepted in the United States of America, operating segments that do not require separate disclosure may be combined. CIGNA measures the financial results of its segments using “segment earnings (loss),” which is defined as income (loss) from continuing operations excluding after-tax realized investment gains and losses.

Consolidated pre-tax income from continuing operations is primarily attributable to domestic operations. Consolidated pre-tax income from continuing operations generated by CIGNA’s foreign operations was approximately 12% in 2006, 9% in 2005, and 5% in 2004.

CIGNA determines segment earnings (loss) consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate are not allocated to segments. CIGNA allocates other corporate general,

NOTES TO THE FINANCIAL STATEMENTS

administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing a separate income tax return.

CIGNA presents segment information as follows:

Health Care includes insured and self-funded medical, dental, behavioral health, prescription drug and other products and services that integrate to support the delivery of consumerism and health advocacy solutions. These operations also provide disability and life insurance products which were historically sold in connection with certain experience-rated medical products and continue to be managed within CIGNA’s health care business.

Disability and Life includes group:

•	disability insurance;

•	disability and workers’ compensation case management;

•	life insurance; and

•	accident and specialty association insurance.

International includes life, accident and supplemental health insurance products and international health care products and services offered in selected markets outside the United States, primarily in Asia and Europe.

Run-off Retirement includes:

•	gain recognition related to the sale of the retirement benefits business;

•	results of modified coinsurance arrangements prior to termination in 2005 and 2006;

•	expenses associated with the run-off of this business; and

•	results of the retirement benefits business prior to the April 2004 sale.

Run-off Reinsurance includes accident, workers’ compensation, international life and health, and life and annuity reinsurance businesses. CIGNA has stopped underwriting new reinsurance business in 2000.

CIGNA also reports results in two other categories.

Other Operations consist of:

•	deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;

•	corporate life insurance (including policies on which loans are outstanding);

•	settlement annuity business.; and

•	certain investment management services (a significant portion of which were sold in 2004).

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated corporate investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

Summarized segment financial information for the years ended and as of December 31 was as follows:

(In millions)	2006	2005	2004

Health Care
Premiums and fees and other revenues	$11,201	$11,268	$11,895
Net investment income	261	275	283

Segment revenues	$11,462	$11,543	$12,178
Income taxes	$353	$361	$425
Segment earnings	$653	$688	$763

Disability and Life
Premiums and fees and other revenues	$2,269	$2,263	$2,125
Net investment income	256	264	253

Segment revenues	$2,525	$2,527	$2,378
Income taxes	$85	92	$71
Segment earnings	$226	$227	$182

International
Premiums and fees and other revenues	$1,528	$1,239	$1,031
Net investment income	79	71	58

Segment revenues	$1,607	$1,310	$1,089
Income taxes	$75	$46	$42
Equity in loss of investees	$(1)	$(1)	$(1)
Segment earnings	$138	$109	$76

Run-off Retirement
Premiums and fees and other revenues	$20	$350	$777
Net investment income	32	$144	467

Segment revenues	$52	$494	$1,244
Income taxes (benefits)	$(2)	$105	$134
Segment earnings	$11	$209	$282

Run-off Reinsurance
Premiums and fees and other revenues	$(33)	$44	$(82)
Net investment income	95	99	92

Segment revenues	$62	$143	$10
Income taxes (benefits)	$(4)	$(12)	$7
Segment loss	$(14)	$(64)	$(115)

(In millions)	2006	2005	2004

Other Operations
Premiums and fees and other revenues	$195	$216	$297
Net investment income	435	465	475

Segment revenues	$630	$681	$772
Income taxes	$47	$39	$71
Segment earnings	$95	$130	$142

Corporate
Other revenues and eliminations	$(48)	$(48)	$(33)
Net investment income	37	41	15

Segment revenues	$(11)	$(7)	$(18)
Income tax benefits	$(57)	$(118)	$(114)
Segment loss	$(95)	$(12)	$(114)

Realized investment gains (losses) from continuing operations
Realized investment gains (losses) from continuing operations	$220	$(7)	$523
Income taxes	75	4	162

Realized investment gains (losses) from continuing operations, net of taxes	$145	$(11)	$361

Total
Premiums and fees and other revenues	$15,132	$15,332	$16,010
Net investment income	1,195	1,359	1,643
Realized investment gains (losses) from continuing operations	220	$(7)	523

Total revenues	$16,547	$16,684	$18,176
Income taxes	$572	$517	$798
Segment earnings	$1,014	$1,287	$1,216
Realized investment gains (losses) from continuing operations, net of taxes	145	(11)	361

Income from continuing operations	$1,159	$1,276	$1,577

CIGNA does not report assets by segment since this is not a metric utilized by the chief operating decision-maker in evaluating segment results.

Premiums and fees and other revenues by product type were as follows for the years ended December 31:

(In millions)	2006	2005	2004

Medical	$10,227	$10,344	$10,853
Disability	798	709	653
Life, Accident and Health	2,439	2,432	2,311
Other	1,668	1,847	2,193

Total	$15,132	$15,332	$16,010

Note 20 – Contingencies

A.	Financial Guarantees Primarily Associated with the sold Retirement Benefits Business

CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business.

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts, primarily associated with the sold retirement benefits business, written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees.

Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business:

•

CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer’s portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA or an affiliate of the buyer has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2006, employers maintained assets that exceeded the benefit obligations. Benefit obligations under these arrangements were $2.0 billion as of December 31, 2006. As of December 31, 2006 approximately 75% of these guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2006.

•

CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. These guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business. These guaranteed benefit obligations were $29 million as of December 31, 2006. CIGNA had no additional liabilities for these guarantees as of December 31, 2006.

NOTES TO THE FINANCIAL STATEMENTS

B.	Other Financial Guarantees

CIGNA had indemnification obligations to lenders of up to $293 million as of December 31, 2006 related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures’ real estate properties with fair values in excess of the loan amounts and mature at various dates from 2007 to 2017. CIGNA’s indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2006.

As of December 31, 2006 CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $44 million in the market value of leased equipment at the end of the lease. Guarantees of $28 million expire in 2012 and $16 million expire in 2016. CIGNA had additional liabilities for these guarantees of less than $1 million as of December 31, 2006.

CIGNA had indemnification obligations as of December 31, 2006, in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these obligations, since not all amounts due under these indemnification obligations are subject to limitation. There were no liabilities required for these indemnification obligations as of December 31, 2006.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA’s consolidated results of operations, liquidity or financial condition.

C.	Guaranteed Minimum Income Benefit Contracts

CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured minimum income benefits under certain variable annuities issued by other insurance companies. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates.

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

CIGNA regularly evaluates the assumptions used in establishing these assets and liabilities and changes its estimates if actual experience or other evidence suggests that earlier assumptions should be revised. If actual experience differs from that used in estimating these assets and liabilities, the resulting change could have a material adverse effect on CIGNA’s consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA’s financial condition.

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

•	The market return assumption is 8-11% varying by equity fund type; 6-7% varying by bond fund type; and 5-6% for money market funds.

•	The volatility assumption is 14-23%, varying by equity fund type; 5-7%, varying by bond fund type; and 2-3% for money market funds.

•	The discount rate is 5.75%.

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

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical adverse assumptions, defined as follows:

•	No annuitants surrendered their accounts; and

•	All annuitants lived to elect their benefit; and

•	All annuitants elected to receive their benefit on the next available date (2007 through 2014); and

•	All underlying mutual fund investment values remained at the December 31, 2006 value of $3.3 billion with no future returns.

The maximum potential undiscounted payments that CIGNA would make under those assumptions would aggregate to $864 million before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote and CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts.

As of December 31, 2006, CIGNA had liabilities of $88 million related to these contracts and net amounts recoverable from reinsurers of $51 million (including $2 million of claims that have already been paid by CIGNA). CIGNA had an additional liability of $47 million associated with the cost of reinsurance as of December 31, 2006. As of December 31, 2005, CIGNA had liabilities of $88 million related to these contracts and amounts recoverable from reinsurers of $48 million. CIGNA had an additional liability of $49 million associated with the cost of reinsurance as of December 31, 2005.

See Note 10(F) for further information.

D.	Regulatory and Industry Developments

Employee benefits regulation. The business of administering and insuring employee benefit programs, particularly health care programs, is heavily regulated by federal and state laws and administrative agencies, such as state departments of insurance and the federal Departments of Labor and Justice, as well as the courts. Regulation and judicial decisions have resulted in changes to industry and CIGNA’s business practices and will continue to do so in the future. In addition, CIGNA’s subsidiaries are routinely involved with various claims, lawsuits and regulatory and IRS audits and investigations that could result in financial liability, changes in business practices, or both. Health care regulation in its various forms could have an adverse effect on CIGNA’s health care operations if it inhibits CIGNA’s ability to respond to market demands or results in increased medical or administrative costs without improving the quality of care or services.

Other possible regulatory and legislative changes or judicial decisions that could have an adverse effect on CIGNA’s employee benefits businesses include:

•	additional mandated benefits or services that increase costs;

•	legislation that would grant plan participants broader rights to sue their health plans;

•	changes in ERISA regulations resulting in increased application of varying state laws to benefit plan administration, thus increasing administrative burdens and costs;

•

additional restrictions on the use of prescription drug formularies and rulings from pending purported class action litigation, which could result in adjustments to or the elimination of the average wholesale price or “AWP” of pharmaceutical products as a benchmark in establishing certain rates, charges, discounts, guarantees and fees for various prescription drugs;

•	additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;

•

changes in public policy and in the political environment, which could affect state and federal law, including legislative and regulatory proposals related to health care issues, which could increase cost and affect the market for CIGNA’s health care products and services; and pension legislation, which could increase pension cost;

•	additional variations among state laws mandating the time periods and administrative processes for payment of health care provider claims;

•	legislation that would exempt independent physicians from antitrust laws; and

•	changes in federal laws, such as amendments that could affect the taxation of employer provided benefits.

The employee benefits industry remains under scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Insurance-related assessments. Many states maintain funds to pay for the operating expenses of insurance regulatory agencies and pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through reduced premium taxes. As of December 31, 2006, CIGNA’s insurance and HMO subsidiaries have recorded $21 million in liabilities and $5 million in assets for insolvency fund and other insurance-related assessments.

NOTES TO THE FINANCIAL STATEMENTS

Concentration of risk. South Korea represents the single largest geographic market for CIGNA’s international businesses. In 2006, South Korea generated 29% of International’s revenues and 41% of its segment earnings. CIGNA International’s business in South Korea would be vulnerable to adverse consumer credit conditions and geopolitical and economic conditions in that country, which could have a significant impact on CIGNA’s consolidated results.

E.	Litigation and Other Legal Matters

Managed care litigation. In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA. A dispute over disallowed claims under the settlement submitted by a representative of certain class member physicians is proceeding to arbitration. Separately, in April 2005, the court approved a settlement between CIGNA and the remaining plaintiffs, a class of non-physician health care professionals. In the fourth quarter of 2006, CIGNA received a $22 million pre-tax ($14 million after-tax) insurance recovery related to this litigation. CIGNA continues to pursue additional recoveries from two other insurers.

Broker compensation. Various regulators, including the New York and Connecticut Attorneys General and the Florida Office of Insurance Regulation, have been investigating insurance broker compensation. Some regulators have brought suit against certain insurance brokers, including Universal Life Resources (ULR), alleging, among other things, that these brokers sought rigged bids from, and steered business to, insurers with whom they had contingent compensation arrangements. Some of CIGNA’s subsidiaries are included in one such lawsuit seeking injunctive relief against these contingent compensation practices. CIGNA is also providing information about ULR in connection with investigations by the U.S. Attorney’s Office for the Southern District of California and the San Diego District Attorney. In addition, CIGNA provided information about another broker to the U.S. Department of Labor. CIGNA is cooperating with the inquiries and investigations.

Separately, several purported class action lawsuits have been filed against brokers and insurance companies, including certain of CIGNA’s subsidiaries, asserting that contingent commissions are unlawful. These suits are now procedurally consolidated in a multi-district litigation proceeding in federal court in New Jersey. CIGNA denies the allegations and will vigorously defend itself in these cases. The parties are currently engaged in discovery.

CIGNA Corporation securities litigation. During the fourth quarter of 2006, CIGNA reached an agreement to resolve claims filed in federal court in 2002 against former and current officers and member of the Board of Directors on behalf of a class of CIGNA shareholders. The settlement, which specifies $93 million to be paid to the plaintiffs, was preliminarily approved by the U.S. District Court for the Eastern District of Pennsylvania on January 25, 2007. A final fairness hearing before the Court is expected to be held on April 27, 2007 with final approval expected shortly thereafter. Additionally, the settlement is dependent upon a certain level of class participation. In connection with the settlement agreement, CIGNA recorded an after-tax charge of $25 million ($38 million pre-tax). The charge includes certain costs to defend and is net of expected insurance recoveries.

In addition, CIGNA and certain of its current and former Directors have reached a separate settlement with the Plaintiffs in the related derivative action. Under that settlement, CIGNA’s insurers will deposit and apportion, on behalf of the individual defendants, $6 million of the aforementioned $93 million class action settlement, and have agreed to make a payment of not more than $720,000 for Plaintiff’s attorney’s fees subject to court approval. On January 25, 2007, the U.S. District Court for the Eastern District of Pennsylvania preliminarily approved the settlement and set a hearing on final approval on April 27, 2007. CIGNA expects final approval shortly thereafter.

Amara cash balance pension plan litigation. Plaintiffs representing CIGNA Pension Plan participants affected by the 1998 conversion to a cash balance formula filed a class action lawsuit against CIGNA and the CIGNA Pension Plan in December 2001. The plaintiffs allege, various ERISA violations including, among other things, that the Plan’s cash balance formula discriminates against older employees; the conversion resulted in a wear away period (during which the pre-conversion accrued benefit exceeded the post-conversion benefit); and these conditions are not adequately disclosed in the Plan. A non-jury trial began on September 11-15, 2006. Due to the court’s schedule, the proceedings were adjourned and then the trial was completed on January 25, 2007. The judge has ordered the parties to submit post-trial briefs in advance of closing arguments to be held June 4, 2007.

Run-off reinsurance litigation. In connection with CIGNA’s run-off reinsurance operations described in Note 8, CIGNA purchased extensive retrocessional reinsurance for its Unicover contracts and also for some other segments of its non-Unicover business. CIGNA is appealing in court an adverse award in a retrocessional enforcement arbitration. A hearing on that appeal is scheduled for March 13-14, 2007. In addition, CIGNA recently commenced another retrocessional enforcement arbitration. Other disputes concerning these retrocessional contracts have been substantially resolved or settled.

CIGNA is routinely involved in numerous claims, lawsuits, regulatory and IRS audits, investigations and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA’s consolidated results of operations, liquidity or financial condition.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Shareholders of CIGNA Corporation

We have completed integrated audits of CIGNA Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income and changes in shareholders’ equity and cash flows presents fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries (“the Company”) at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Philadelphia, Pennsylvania

February 28, 2007

Quarterly Financial Data (unaudited)

The following unaudited quarterly financial data is presented on a consolidated basis for each of the years ended December 31, 2006 and 2005. Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended

	March 31		June 30		Sept. 30		Dec. 31

Consolidated Results
2006
Total revenues	$4,107		$4,098		$4,137		$4,205
Income from continuing operations before income taxes	528		408		446		349
Net income	352		273		298		232	[1]
Net income per share:
Basic	2.93		2.37		2.80		2.32
Diluted	2.87		2.33		2.75		2.28
2005
Total revenues	$4,345		$4,107		$4,022		$4,210
Income from continuing operations before income taxes	665		437		383		308
Net income	436	[2]	720	[3]	259	[4]	210	[5]
Net income per share:
Basic	3.34		5.58		2.04		1.71
Diluted	3.28		5.48		2.00		1.67

Stock and Dividend Data
2006
Price range of common stock — high	$133.77		$133.11		$119.50		$132.64
— low	$109.58		$88.05		$91.05		$114.21
Dividends declared per common share	$0.025		$0.025		$0.025		$0.025
2005
Price range of common stock — high	$92.74		$109.45		$118.24		$119.82
— low	$78.11		$85.64		$102.82		$105.10
Dividends declared per common share	$0.025		$0.025		$0.025		$0.025

(1) The fourth quarter of 2006 includes an after-tax charge of $25 million related to the settlement of the shareholder class action litigation and an after-tax charge of $23 million related to CIGNA’s expense reduction initiatives.

(2) The first quarter of 2005 includes an after-tax gain of $169 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business, an after-tax cost reduction charge of $33 million related to CIGNA’s first quarter 2005 program and an after-tax charge of $8 million for amounts associated with a modified coinsurance arrangement.

(3) The second quarter of 2005 includes an after-tax gain of $29 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax benefit of $430 million related to an IRS settlement.

(4) The third quarter of 2005 includes an after-tax gain of $2 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax benefit of $7 million related to an IRS settlement.

(5) The fourth quarter of 2005 reflects an after-tax gain of $4 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business.

Performance Graph

The following graph, which covers the five-year period ending December 29, 2006, compares the cumulative total shareholder return (assuming reinvestment of dividends) on CIGNA’s common stock with the cumulative total shareholder return on:

(i) the Standard and Poor’s (S&P) 500 Index and

(ii) a weighted average of the S&P Managed Health Care, Life & Health Insurance Indexes.